Filed Pursuant to Rule 424(b)(3)

Registration No. 333-163998

Prospectus

Offers to Exchange

$700,000,000 principal amount of our 9.75% Senior Unsecured Notes due 2015 and $790,782,000 principal amount of our 10.125%/10.875% Senior PIK Toggle Unsecured Notes due 2015, each of which has been registered under the Securities Act of 1933, as amended, for any and all of its outstanding 9.75% Senior Unsecured Notes due 2015 and 10.125%/10.875% Senior PIK Toggle Unsecured Notes due 2015, respectively.

We are offering to exchange, upon the terms and subject to the conditions set forth in this prospectus and the accompanying letter of transmittal:

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new 9.75% Senior Unsecured Notes due 2015, which we refer to as the exchange cash-pay notes, for all of our outstanding 9.75% Senior Unsecured Notes due 2015, which we refer to as the outstanding cash-pay notes, and

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new 10.125%/10.875% Senior PIK Toggle Unsecured Notes due 2015, which we refer to as the exchange PIK toggle notes, for all of our outstanding 10.125%/10.875% Senior PIK Toggle Unsecured Notes due 2015, which we refer to as the outstanding PIK toggle notes.

In this prospectus, we refer to the exchange cash-pay notes and the exchange PIK toggle notes collectively as the exchange notes, we refer to the outstanding cash-pay notes and the outstanding PIK toggle notes collectively as the outstanding notes, and we refer to the exchange notes and the outstanding notes collectively as the notes.

The principal features of the exchange offers are as follows:

•	We will exchange all outstanding notes that are validly tendered and not validly withdrawn for an equal principal amount of the applicable type of exchange notes.

•	You may withdraw tendered outstanding notes at any time prior to the expiration of the exchange offers.

•	The exchange offers expire at 12:00 midnight, New York City time, on February 11, 2010, unless extended.

•	The exchange of outstanding notes for exchange notes in the exchange offers will not be a taxable event for U.S. federal income tax purposes.

•

The terms of the exchange notes to be issued in the exchange offers are substantially identical in each case to the applicable type of the outstanding notes, except that the exchange notes have been registered under the Securities Act of 1933, as amended, or the Securities Act.

•	We do not intend to apply for listing of the exchange notes on any securities exchange or automated quotation system.

All untendered outstanding notes will continue to be subject to the restrictions on transfer set forth in the outstanding notes and in the indenture pursuant to which they were issued. In general, the outstanding notes may not be offered or sold unless registered under the Securities Act, except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws. Other than in connection with the exchange offers, we do not currently anticipate that we will register the outstanding notes under the Securities Act.

You should consider carefully the risk factors beginning on page 21 of this prospectus before participating in the exchange offers.

Neither the Securities and Exchange Commission nor any other federal or state agency has approved or disapproved of these securities to be distributed in the exchange offers, nor have any of those organizations determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 14, 2010

This prospectus contains summaries of the terms of several material documents. These summaries include the terms that we believe to be material, but we urge you to review these documents in their entirety. We will provide without charge to each person to whom a copy of this prospectus is delivered, upon written or oral request of that person, a copy of any and all of this information. Requests for copies should be directed to Corporate Secretary, Avaya Inc., 211 Mt. Airy Road, Basking Ridge, New Jersey 07920, (Telephone: (908) 953-6000). You should request this information at least five business days in advance of the date on which you expect to make your decision with respect to the exchange offers. In any event, you must request this information prior to February 4, 2010, in order to receive the information prior to the expiration of the exchange offers.

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PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that may be important to you in making a decision to participate in the exchange offers. You should read this entire prospectus, including the financial data and related notes and section entitled “Risk Factors,” before making a decision to participate in the exchange offers. Unless the context otherwise indicates, as used in this prospectus the terms “we,” “us,” “our,” the “Company,” “Avaya” and similar terms refer to Avaya Inc. and its consolidated subsidiaries. In addition, the term “guarantors” refers to certain of the Company’s subsidiaries, which guarantee on a senior unsecured basis the obligations of the Company under the exchange notes.

Our Company

Avaya is a global leader in business communications systems. The Company provides world-class unified communications solutions and contact center solutions, and related services directly and through its channel partners to leading businesses and organizations around the world. Enterprises of all sizes depend on Avaya for state-of-the-art communications that help improve efficiency, collaboration, customer service and competitiveness.

Avaya is helping to shape future business communications by integrating voice, video, mobility, conferencing, and collaboration technologies into business applications that provide organizations with the opportunity to be more responsive and successful. Avaya’s open communications products and services help to simplify the complex communications challenges of our customers while enabling them to leverage their existing investments.

As of September 30, 2009, Avaya employed approximately 15,500 employees worldwide, including approximately 2,200 research and development professionals. Also as of that date, Avaya had approximately 4,300 patents and patent applications. With the acquisition of the enterprise solutions business (“NES”) of Nortel Networks Corporation on December 18, 2009, the Company’s headcount increased by 5,900 and Avaya acquired over 800 patents and patent applications. See “Recent Developments.”

At the core of the Company’s business is a large and diverse global installed customer base. Customers range in size from small enterprises with only a few employees to large government agencies and multinational companies with over 100,000 employees. Avaya sells solutions directly and through its channel partners. Following the acquisition of NES, Avaya has approximately 10,000 channel partners worldwide, including system integrators, service providers, value-added resellers and business partners that provide sales and service support.

The enterprises Avaya serves operate in a broad range of industries, including financial services, manufacturing, retail, transportation, energy, media and communications, health care, education and government.

As a major industry participant focused solely on providing enterprise communications, Avaya has a reputation for designing software, applications and systems that can help organizations deliver superior business results. The Company’s attention is increasingly on integrating communications strategically into business processes.

Prior to October 26, 2007, Avaya operated as a public company with common stock traded on the New York Stock Exchange. Effective as of that date, Avaya merged with a company formed by affiliates of two private equity firms, Silver Lake Partners, which we refer to as Silver Lake, and TPG Capital, which we refer to as TPG. We refer to Silver Lake and TPG collectively as the Sponsors. Since becoming privately-held, Avaya has made significant operational improvements and changes to its cost structure. These changes have helped improve the Company’s financial performance despite the challenging economy that Avaya and its competitors have faced over the last 24 months. The Company expects to maintain its operational and fiscal discipline going forward.

Major Business Areas

Bringing the Business World Closer Together

Employees in large and small businesses and organizations work in an environment that is increasingly dispersed with people working in, and moving among, different locations. People have shorter deadlines, tighter resources and higher revenue and production goals. More than ever, workers are challenged to collaborate and communicate to accomplish their work.

Avaya’s expertise in unified communications and contact centers and the Company’s service offers provide a collaboration and communications foundation to help organizations and their employees navigate this environment, improve operations and increase revenue opportunities.

Avaya conducts its business operations in two segments, Global Communications Solutions (“GCS”) and Avaya Global Services (“AGS”).

Global Communications Solutions

Within its GCS segment, Avaya focuses primarily on unified communications and contact center solutions.

Unified Communications

Secure and Scalable Innovation Designed to Meet Customer Need

Avaya’s unified communications solutions help companies increase employee productivity, improve customer service and reduce costs by integrating multiple forms of communications, including telephony, e-mail, instant messaging and video.

Among other things, Avaya’s unified communications portfolio provides:

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centralized call control for distributed networks of media gateways and a wide range of analog, digital, and internet protocol (or IP)-based communication devices, giving enterprises the flexibility to introduce advanced IP telephony solutions as needed while retaining their existing infrastructure investments;

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applications and collaboration tools to support communications across a wide range of platforms, including desktop and laptop computers, mobile devices, and dedicated IP deskphones, allowing business users to work from any location using a variety of public and private networks;

•	messaging platforms enabling migration from traditional voice messaging systems to IP messaging with enterprise-class features, scalability and reliability; and

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audio conferencing solutions that combine reservation-less, attended, scheduled meet-me and event-based capabilities, as well as sub-conferencing, dial out, blast dial, recording, billing and reporting features.

We believe we are well-positioned to deliver strategic value through the development, deployment and management of applications easily across multi-vendor, multi-location and multi-modal businesses. The Company’s Avaya Aura™ architecture simplifies complex communications networks, reduces infrastructure costs and quickly delivers voice, video, messaging, presence, web applications and more to employees. Using that architecture, organizations are able to develop and deploy communications applications just once because the architecture allows every employee access to any application no matter where they are or what communications device or network they use. These develop-once, extend-anywhere applications and vendor- and premise-agnostic capabilities come on a simple, scalable, secure infrastructure. This helps enterprises to simultaneously reduce costs and increase user productivity and choice.

GCS’s Small and Medium Enterprise Communications group is focused on enterprises with up to 250 employees. Its flagship product, Avaya IP Office, is a complete solution for telephony, messaging, networking, conferencing and customer management designed for the requirements of small and medium enterprises. The products and services are sold primarily through Avaya’s global channel partners.

Contact Centers

Today’s contact centers operate in a consumer-driven, Internet-enabled world that has moved customer communications beyond “taking calls.” Customers want to reach organizations via email, instant messaging (or IM), text and more. Avaya offers reliability, scalability and communications solutions that improve customer service and help companies compete more effectively.

Avaya Contact Center Express enables mid-size organizations to deploy the sophisticated customer service capabilities of larger businesses in a simplified, fully integrated and more cost-effective way. Mid-size companies often face a unique set of customer service challenges because they tend to have a fraction of the agents, administrators and budgets of larger businesses—yet may still require sophisticated features and services. Avaya Contact Center Express is an ‘out of the box’ solution that provides mid-size businesses with important features for contact centers, such as a unified desktop display, advanced multimedia tools, and integration to leading customer relationship management software. The solution is powered by Avaya Aura™ Communication Manager, the Company’s voice and video telephony software.

Avaya’s contact center applications and systems help make contact centers more effective. The Company’s contact center solutions include intelligent routing, self-service and proactive contact applications that drive effective communications and transactions with customers. In addition, Avaya’s analytics and reporting platforms, Avaya Call Management System and Avaya IQ, provide companies with detailed customer information that can help improve profitability and customer retention.

Avaya’s Intelligent Customer Routing capabilities are designed to allow customers and their essential information to be transferred to the correct agent or expert through the quickest and most efficient route possible. Callers can use speech self-service to provide key information—such as account number, transaction history and primary needs—with the objective of getting connected to the best available resource in any location of the business.

Through this process, businesses can more easily route communications to global locations using multi-vendor systems because of Avaya’s ability to integrate these systems. The integration allows customer service organizations to better use their contact center agents and experts, regardless of which vendor’s equipment they use or where they are located. Customer calls can travel farther, faster and with key information intact.

As a result, our products provide organizations with the opportunity to cut costs, improve agent efficiency and maximize the value of every customer.

Avaya Global Services

Avaya Global Services evaluates, designs, implements, supports and manages enterprise communications networks to help achieve enhanced business results. As of September 30, 2009, Avaya Global Services was backed by approximately 7,300 employees worldwide. In connection with the acquisition of NES on December 18, 2009, an additional 2,800 employees were added to Avaya Global Services.

The Company’s services portfolio includes product support, consulting and systems integration and global managed services that enable customers to manage their converged communications networks worldwide. Avaya

Global Services is supported by patented design and management tools and network operations and technical support centers around the world.

The major Avaya Global Services areas include:

Global Support Services—Avaya monitors and optimizes customers’ communication network performance by helping to ensure network availability and keeping communication networks current with the latest software releases. In the event of an outage, the Avaya services team or its business partners help customers restore their networks.

Avaya Professional Services (APS)—This group consists of planning, design and integration specialists and consultants worldwide. The Company provides solutions that help reduce costs and enhance business agility. APS also provides vertical solutions designed to leverage existing Avaya product environments, contact centers and unified communication networks.

Avaya Operations Services—Avaya can supplement customers’ in-house staff and manage complex multi-vendor, multi-technology networks, optimize network performance and manage customers’ communications environment and related assets.

The Company continually upgrades its services capabilities with the goal of providing best-in-class services with a global delivery model, which requires continued enhancement of its products and services offerings. The Company also focuses on training employees to service new products and applications, and takes other measures to enable it to deliver consistent levels of customer support to multinational customers on a global basis.

Corporate Information

Avaya’s principal executive offices are located at 211 Mount Airy Road, Basking Ridge, New Jersey 07920 and the telephone number at that location is (908) 953-6000. The Company maintains a corporate website at www.avaya.com, where you can find additional information. Please note that the information contained on the Company’s website is not incorporated by reference in, or considered to be a part of, this prospectus.

The Prior Transactions

On October 26, 2007, we consummated a merger pursuant to which Avaya became a wholly-owned subsidiary of Sierra Holdings Corp., a Delaware corporation, which we refer to as our Parent. We refer to this transaction as the Merger. Parent was formed by affiliates of the Sponsors solely for the purpose of entering into the Merger Agreement and consummating the Merger.

To consummate the Merger, we entered into new debt financing consisting of (i) a senior secured multi-currency asset-based revolving credit facility, (ii) a senior secured credit facility including a senior secured term loan and a senior secured multi-currency revolver and (iii) a $1,450 million senior unsecured credit facility, consisting of $700 million of senior cash-pay loans and $750 million of senior PIK toggle loans.

On October 24, 2008, the senior cash-pay loans were converted into the outstanding cash-pay notes and the senior PIK toggle loans were converted into the outstanding PIK toggle notes. For a description of our existing credit facilities, please see “Description of Certain Other Indebtedness.” For a description of the notes, please see “Description of the Exchange Notes.”

Corporate Structure

Our corporate structure is as follows:

(1)	Substantially all of our domestic wholly-owned subsidiaries as of September 30, 2009 guarantee the outstanding notes and will guarantee the exchange notes, as discussed in this prospectus. In connection with the NES acquisition on December 18, 2009, we acquired three U.S. subsidiaries, and we currently expect for each of them to guarantee the notes and the exchange notes when they execute joinders to the indenture governing the notes. Other subsidiaries, including non-U.S. subsidiaries, do not guarantee the outstanding notes and will not guarantee the exchange notes.

The Sponsors

Funds controlled by Silver Lake and TPG are the principal stockholders of Parent. Silver Lake and TPG have worked together on many occasions through the years, and Avaya is the sixth joint portfolio company held between the two firms.

Silver Lake is the leading private investment firm focused exclusively on investments in technology, technology enabled, and related growth industries with approximately $15 billion in assets under management and offices in Menlo Park, New York, London, Tokyo and Hong Kong. Silver Lake’s portfolio includes Avago Technologies Limited, AVI-SPL, Inc., Flextronics International Ltd., Gerson Lehrman Group, Inc., i2 Holdings Limited, Intelsat Holdings, Ltd., IPC Systems, Inc., Mobile Messenger Global, Inc., NASDAQ OMX Group, Inc., NetScout Systems, Inc., NXP B.V., Power-One, Inc., Sabre, Inc., Serena Software, Inc., Skype Limited, SunGard Data Systems Inc. and Unity Media S.C.A.

TPG is a leading private investment firm with approximately $45 billion of assets under management. The firm was founded in 1992 and is led by David Bonderman and Jim Coulter. Through its global buyout platform, TPG Capital, the firm generally makes significant investments in companies through acquisitions and restructurings across a broad range of industries throughout North America, Europe, Asia and Australia. Notable investments by TPG’s telecom and technology practice have included Alltel Corp., Aptina Corporation, Eutelsat (France), Freenet AG (Germany), Freescale Semiconductor, Inc., Gemalto NV, Hanaro Telecom (Korea), IMS Health, Inc. (pending), Intergraph Corporation, Japan Telecom, Lenovo, MEMC Electronic Materials, Inc., ON Semiconductor Corporation, Sabre Holdings Corporation, Seagate Technology, SunGard Data Systems Inc., TDF (France) and TIM Hellas (Greece).

Recent Developments

On December 18, 2009, Avaya acquired NES for $944 million in cash consideration. In connection with this transaction, Avaya acquired substantially all of the assets associated with NES, including all of the shares of Nortel Government Solutions Incorporated.

The transaction was consummated following the execution of stalking horse acquisition agreements on July 20, 2009, the completion of a competitive auction on September 14, 2009 in which Avaya was named the winning bidder, the execution of amended acquisition agreements and the approvals of the United States Bankruptcy Court for the District of Delaware and the Ontario Superior Court of Justice on September 16, 2009 with respect to the sale of NES to Avaya.

The purchase price of the NES acquisition and the payment of related fees and expenses (including integration expenses that are anticipated to be incurred) were funded with (i) the cash proceeds received by Avaya from its issuance of $1,000 million in aggregate principal amount of additional term loans under, and in accordance with the terms of, Avaya’s existing senior secured credit facility, (ii) a capital contribution to Avaya from Parent in the amount of $125 million from the issuance of Series A preferred stock and warrants to purchase common stock of Parent, and (iii) approximately $184 million of Avaya’s existing cash.

Avaya’s new term loans were issued at an original issue discount of 20.0% (thereby providing $800 million of cash proceeds to Avaya) and bear interest at a rate equal to, at Avaya’s option, either (1) a LIBOR rate (subject to a floor of 3.0%) plus a margin of 7.5%, or (2) a base rate (subject to a floor of 4.0%) plus a margin of 6.5%. Except with respect to interest rates, the new term loans have substantially the same terms as the existing term loans under Avaya’s senior secured credit facility, including the maturity date, security interests, amortization, covenants and events of default. In addition to receiving payments of principal and interest, upon funding of their loans at the closing of the acquisition, Avaya’s financing sources that committed to provide the new term loans in July 2009 in connection with Avaya’s stalking horse proposal to purchase NES received an aggregate commitment fee of $16 million, or 2% of the total amount committed to be funded.

Funds affiliated with Silver Lake and TPG provided an aggregate of approximately $443 million of cash proceeds from the issuance of the new term loans, with each sponsor-affiliated lending group providing approximately $222 million of such cash proceeds. Based upon the amount of the financing commitment provided in July 2009, the Silver Lake funds on the one hand and the TPG funds on the other hand each received an aggregate of approximately $7 million of commitment fees pursuant to the terms of their commitments. For more information regarding Avaya’s new term loans, see “Description of Certain Other Indebtedness.”

Upon funding of the new term loans, Avaya’s financing sources also received, directly or indirectly, warrants to purchase an aggregate of 61,538,462 shares of the common stock of Parent at an exercise price equal to $3.25 per share. As a result, the Silver Lake funds on the one hand and the TPG funds on the other hand each received warrants to purchase an aggregate of 17,034,777 shares of Parent common stock at an exercise price of $3.25 per share.

In addition, funds affiliated with Silver Lake and TPG invested an aggregate of approximately $78 million to fund the capital contribution from Parent to Avaya, with each sponsor-affiliated group of investors investing approximately $39 million of such amount. In consideration for such investment, the Silver Lake funds on the one hand and the TPG funds on the other hand each received an aggregate of 38,864 shares of Series A preferred stock of Parent and warrants to purchase 11,958,192 shares of Parent common stock at an exercise price of $3.25 per share.

THE EXCHANGE OFFERS

On October 24, 2008, the Company issued $1,450,000,000 aggregate principal amount of the outstanding notes upon conversion of the senior cash-pay loans and the senior PIK toggle loans. The following is a summary of the exchange offers. For more information, please see “The Exchange Offers.”

General	In connection with the conversion of the senior cash-pay loans and the senior PIK toggle loans, Avaya Inc. and the guarantors of the outstanding notes entered into a registration rights agreement in which they agreed, among other things, to deliver this prospectus to you and use commercially reasonable efforts to complete the exchange offers. You are entitled to exchange in the applicable exchange offer your outstanding notes for the applicable type of exchange notes which are identical in all material respects to the outstanding notes except:

•	the issuance of the exchange notes has been registered under the Securities Act;

•	the exchange notes are not entitled to any registration rights which are applicable to the outstanding notes under the registration rights agreements; and

•	the liquidated damages provisions of the registration rights agreements will no longer apply.

The Exchange Offers	We are offering to exchange:

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$700,000,000 aggregate principal amount of 9.75% Senior Unsecured Notes due 2015 that have been registered under the Securities Act for any and all of our outstanding 9.75% Senior Unsecured Notes due 2015; and

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$790,782,000 aggregate principal amount of 10.125%/10.875% Senior PIK Toggle Unsecured Notes due 2015 that have been registered under the Securities Act for any and all of our outstanding 10.125%/10.875% Senior PIK Toggle Unsecured Notes due 2015. This aggregate principal amount includes $40,782,000 of payment in kind interest that was added to the principal amount effective November 1, 2009.

You may only exchange outstanding notes in integral multiples of $1,000.

Resale	Based on an interpretation by the staff of the Securities and Exchange Commission, or the SEC, set forth in no-action letters issued to third parties, we believe that the exchange notes issued pursuant to the exchange offers in exchange for outstanding notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, unless you:

•	are an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	are a broker-dealer who purchased the notes directly from us for resale under Rule 144A, Regulation S or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of your business;

•	have an arrangement with any person to engage in the distribution of the exchange notes; or

•	are prohibited by law or policy of the SEC from participating in the exchange offers.

However, we have not submitted a no-action letter, and there can be no assurance that the SEC will make a similar determination with respect to the exchange offers. Furthermore, in order to participate in either exchange offer, you must make the representations set forth in the letter of transmittal that we are sending you with this prospectus.

Expiration Date	The exchange offers will expire at 12:00 midnight, New York City time, on February 11, 2010, unless extended by us. Currently, we do not intend to extend the expiration date.

Withdrawal	You may withdraw the tender of your outstanding notes at any time prior to the expiration of the applicable exchange offer. We will return to you any of your outstanding notes that are not accepted for any reason for exchange, without expense to you, promptly after the expiration or termination of the applicable exchange offer.

Conditions to the Exchange Offers	Each exchange offer is subject to customary conditions, which we may waive. See “The Exchange Offers—Conditions to the Exchange Offers.”

Procedures for Tendering Outstanding Notes	If you wish to participate in either exchange offer, you must complete, sign and date the applicable accompanying letter of transmittal, or a facsimile of such letter of transmittal, according to the instructions contained in this prospectus and the letter of transmittal. You must then mail or otherwise deliver the applicable letter of transmittal, or a facsimile of such letter of transmittal, together with the outstanding notes and any other required documents, to the exchange agent at the address set forth on the cover page of the letter of transmittal.

If you hold outstanding notes through The Depository Trust Company, which we refer to as DTC, and wish to participate in either exchange offer, you must comply with the Automated Tender Offer Program procedures of DTC by which you will agree to be bound by the letter of transmittal. By signing, or agreeing to be bound by, the letter of transmittal, you will represent to us that, among other things:

•	you are not our “affiliate” within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in the distribution of the exchange notes;

•	you are acquiring the exchange notes in the ordinary course of your business; and

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if you are a broker-dealer that will receive exchange notes for your own account in exchange for outstanding notes that were acquired as a result of market-making activities, that you will deliver a prospectus, as required by law, in connection with any resale of such exchange notes.

See “The Exchange Offers—Procedures for Tendering Outstanding Notes” and “Plan of Distribution.”

Special Procedures for Beneficial Owners	If you are a beneficial owner of outstanding notes that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, and you wish to tender those outstanding notes in the applicable exchange offer, you should contact the registered holder promptly and instruct the registered holder to tender those outstanding notes on your behalf. If you wish to tender on your own behalf, you must, prior to completing and executing the applicable letter of transmittal, either make appropriate arrangements to register ownership of the outstanding notes in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Guaranteed Delivery Procedures	If you wish to tender your outstanding notes and your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the applicable letter of transmittal or any other required documents, or you cannot comply with the procedures under DTC’s Automated Tender Offer Program for transfer of book-entry interests, prior to the expiration date, you must tender your outstanding notes according to the guaranteed delivery procedures set forth in this prospectus under “The Exchange Offers—Guaranteed Delivery Procedures.”

Acceptance of Outstanding Notes and Delivery of Exchange Notes	Subject to customary conditions, we will accept outstanding notes that are properly tendered in the exchange offers and not withdrawn prior to the expiration date. The exchange notes will be delivered promptly following the expiration date.

Effect of Not Tendering in the Exchange Offers

Any outstanding notes that are not tendered or that are tendered but not accepted will remain subject to the restrictions on transfer set forth in the outstanding notes and the indenture under which they were issued. Since the outstanding notes have not been registered under the federal securities laws, they may bear a legend restricting their transfer absent registration or the availability of a specific exemption from registration. Upon completion of the exchange offers, we will have no further obligation to register, and currently we do not anticipate that we will register, the outstanding notes under the Securities Act. See “The Exchange Offers—Consequences of Failure to Exchange.”

Interest on the Exchange Notes and the Outstanding Notes	The exchange notes will bear interest from the most recent interest payment date on which interest has been paid on the outstanding notes. Holders whose outstanding notes are accepted for exchange will be deemed to have waived the right to receive interest accrued on the outstanding notes.

Broker-Dealers	Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Material U.S. Federal Income Tax Consequences	The exchange of outstanding notes in the exchange offers will not be a taxable event for U.S. federal income tax purposes. See “United States Federal Income Tax Consequences of the Exchange Offers.”

Use of Proceeds	We will not receive any cash proceeds from the issuance of exchange notes in the exchange offers.

Exchange Agent	The Bank of New York Mellon is the exchange agent for the exchange offers. The addresses and telephone numbers of the exchange agent are set forth in the section captioned “The Exchange Offers—Exchange Agent.”

THE EXCHANGE NOTES

The brief summary below describes the principal terms of the exchange notes. Certain of the terms and conditions described below are subject to important limitations and exceptions. The “Description of the Exchange Notes” section of this prospectus contains a more detailed description of the terms and conditions of the exchange notes.

Issuer	Avaya Inc.

Securities Offered	$700,000,000 aggregate principal amount of 9.75% Senior Unsecured Notes due 2015

$790,782,000 million aggregate principal amount of 10.125%/10.875% Senior PIK Toggle Unsecured Notes due 2015

Maturity	The exchange notes will mature on November 1, 2015

Interest Rate	The exchange cash-pay notes will bear interest at a rate of 9.75% per annum.

Cash interest on the exchange PIK toggle notes will accrue at the rate of 10.125% per annum. PIK interest on the exchange PIK toggle notes will accrue at the rate of 10.875% per annum. For any interest period through November 1, 2011, we may elect to pay interest on the exchange PIK toggle notes, at our option, (i) entirely in cash, (ii) entirely by increasing the principal amount of the exchange PIK toggle notes or issuing new exchange PIK toggle notes, such increase or issuance to be referred to herein as PIK interest, or (iii) by paying interest 50% in cash and 50% as PIK interest. After November 1, 2011, we must make all interest payments on the exchange PIK toggle notes entirely in cash.

If we elect to pay any PIK interest, at our option, we will either increase the principal amount of the exchange PIK toggle notes or issue new exchange PIK toggle notes in an amount equal to the amount of PIK interest for the applicable interest payment period (rounded up to the nearest $1,000 for any global note and rounded up to the nearest whole dollar for any certificated notes) to holders of the exchange PIK toggle notes on the relevant record date. For the periods May 1, 2009 through October 31, 2009 and November 1, 2009 through April 30, 2010, the Company has elected to pay interest in kind on its senior PIK toggle notes. As a result, payment in kind interest of approximately $41 million was added to the principal amount of the PIK toggle notes effective November 1, 2009, and payment in kind interest of approximately $43 million will be added to the principal amount of the PIK toggle notes effective May 1, 2010, and will be payable when the PIK toggle notes become due.

Interest Payment Dates	Interest on the exchange notes will accrue from the most recent date to which interest has been paid on the outstanding notes. Holders whose outstanding notes are accepted for exchange will be deemed to have waived the right to receive interest accrued on the outstanding notes.

Guarantees	The exchange notes will be fully and unconditionally guaranteed, jointly and severally, on a senior unsecured basis, by all of our domestic wholly-owned subsidiaries that are borrowers or guarantors of our senior secured multi-currency asset-based revolving credit facility and our senior secured credit facility, and, as required by the indenture governing the exchange notes, specified future subsidiaries. In connection with the NES acquisition on December 18, 2009, we acquired three U.S. subsidiaries, and we currently expect for each of them to guarantee the notes and the exchange notes when they execute joinders to the indenture governing the notes.

Ranking	The exchange notes are:

•	our general unsecured obligations;

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effectively subordinated to all of our existing and future secured indebtedness to the extent of the value of the assets securing such indebtedness, including indebtedness under our credit facilities, and to all of the existing and future indebtedness of our subsidiaries that do not guarantee the exchange notes;

•	equal in rank in right of payment with all of our existing and future unsecured indebtedness that is not expressly subordinated in right of payment to the exchange notes;

•	senior in right of payment to any of our future indebtedness that is expressly subordinated in right of payment to the exchange notes; and

•	effectively subordinated to all liabilities, including trade payables, of each of our foreign subsidiaries and domestic subsidiaries that do not guarantee the exchange notes.

The guarantees of each guarantor in respect of the exchange notes are:

•	general unsecured obligations of such guarantor;

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effectively subordinated to all secured indebtedness of such guarantor (including such guarantor’s guarantees under our credit facilities) to the extent of the value of the assets securing such indebtedness;

•	equal in rank in right of payment with all of the existing and future unsecured indebtedness of such guarantor that is not expressly subordinated in right of payment to such guarantor’s guarantee; and

•	senior in right of payment to any future subordinated indebtedness of such guarantor that is expressly subordinated to the guarantees.

As of September 30, 2009, we had outstanding total consolidated indebtedness (excluding capital lease obligations) of approximately $5,150 million, $3,700 million of which was secured. In addition, as of September 30, 2009, we had borrowing capacity of up to $335 million under our senior secured multi-currency asset-based revolving credit facility, subject to a borrowing base and $47 million of outstanding but undrawn letters of credit issued thereunder as of such date, and $200 million under our senior secured multi-currency revolver. All of these borrowings under our credit facilities would constitute our indebtedness, if borrowed. In addition, we incurred an additional $1,000 million face amount of indebtedness under our senior secured credit facility to consummate the acquisition of NES on December 18, 2009 (See “—Recent Developments” for more information).

Optional Redemption	We may redeem some or all of the exchange notes beginning on November 1, 2011 at the redemption prices listed under “Description of the Exchange Notes—Optional Redemption,” plus accrued and unpaid interest to the redemption date.

We may redeem any of the exchange notes prior to November 1, 2011 at a price equal to 100% of their principal amount, plus accrued and unpaid interest and a “make-whole” premium. See “Description of the Exchange Notes—Optional Redemption.”

We may also redeem up to 35% of the aggregate principal amount of each type of exchange note at any time prior to November 1, 2010, from the proceeds of certain equity offerings at a redemption price equal to 109.75% of the principal amount of the exchange cash-pay notes and 110.125% of the principal amount of the exchange PIK toggle notes, in each case plus accrued and unpaid interest, if any, to the redemption date. See “Description of the Exchange Notes—Optional Redemption.”

Change of Control Offer	If we experience a change of control, we must give holders of the exchange notes the opportunity to sell us their exchange notes at 101% of their outstanding principal amount, plus accrued and unpaid interest, if any. See “Description of the Exchange Notes—Repurchase at the Option of Holders—Change of Control.”

We might not be able to pay you the required price for the exchange notes you present to us at the time of a change of control because we might not have enough available cash at that time or the terms of our credit facilities may prevent us from making such a payment.

Mandatory Offer to Purchase Following Certain Asset Sales	If we or our subsidiaries engage in certain asset sales, unless we invest the cash proceeds from such sales in our business or use the proceeds to prepay secured indebtedness (including under our credit facilities) within a specified period of time, we must offer to repurchase the exchange notes at 100% of their principal amount plus accrued and unpaid interest, if any, with such proceeds (if applicable, on a pro rata basis with certain pari passu indebtedness).

Certain Indenture Provisions	The indenture governing the exchange notes contains certain covenants that will limit, among other things, our ability and the ability of our restricted subsidiaries to:

•	incur additional debt and issue preferred stock;

•	pay dividends on, redeem or repurchase capital stock;

•	issue capital stock of restricted subsidiaries;

•	make certain investments;

•	enter into certain types of transactions with affiliates;

•	create liens; and

•	sell certain assets or merge with or into other companies.

These covenants are subject to a number of important exceptions and limitations, which are described under the heading “Description of the Exchange Notes—Certain Covenants.” In particular, if the exchange notes receive an investment grade rating from both Moody’s Investors Service, Inc. and Standard & Poor’s Ratings Services, the application of most of the covenants will be suspended.

No Public Market	The exchange notes will be new securities for which there may not initially be a market. Accordingly, we cannot assure you whether a market for the exchange notes will develop or as to the liquidity of any market. Any market-making activity, if commenced, may be discontinued at any time without notice.

Risk Factors	See “Risk Factors” and the other information in this prospectus for a discussion of some of the factors you should carefully consider before participating in the exchange offers.

SUMMARY HISTORICAL CONSOLIDATED FINANCIAL DATA

The following table sets forth our summary historical consolidated financial data at the dates and for the periods indicated. The summary historical consolidated financial data for the year ended September 30, 2007, the periods October 1, 2007 through October 26, 2007 and October 27, 2007 through September 30, 2008, and the year ended September 30, 2009 have been derived from audited consolidated financial statements included elsewhere in this prospectus.

The summary historical consolidated financial data should be read in conjunction with “Use of Proceeds,” “Capitalization,” “Unaudited Pro Forma Combined Statement of Operations,” “Selected Historical Consolidated Financial Data” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited consolidated financial statements and related notes included elsewhere in this prospectus.

	Predecessor		Successor
(In millions)	Fiscal year ended September 30, 2007	Period from October 1, 2007 through October 26, 2007	Period from October 27, 2007 through September 30, 2008	Fiscal year ended September 30, 2009

Statement of Operations Data:
REVENUE
Products	$2,882	$96	$2,603	$1,928
Services	2,396	150	2,320	2,222

	5,278	246	4,923	4,150

COSTS
Products:
Costs (exclusive of amortization of intangibles)	1,295	56	1,256	872
Amortization of technology intangible assets	20	1	231	248
Services	1,512	100	1,403	1,164

	2,827	157	2,890	2,284

GROSS MARGIN	2,451	89	2,033	1,866

OPERATING EXPENSES
Selling, general and administrative	1,552	111	1,466	1,274
Research and development	444	29	376	309
Amortization of intangible assets	48	4	187	207
Impairment of indefinite-lived intangible assets	—	—	130	60
Goodwill impairment	—	—	899	235
Restructuring charges, net	36	1	—	160
In-process research and development charge	—	—	112	12
Acquistion-related costs	—	—	—	29
Merger-related costs	105	57	1	—

	2,185	202	3,171	2,286

OPERATING INCOME (LOSS)	266	(113)	(1,138)	(420)
Interest expense	(1)	—	(377)	(409)
Other income, net	40	1	24	12

INCOME (LOSS) BEFORE INCOME TAXES	305	(112)	(1,491)	(817)
Provision for (benefit from) income taxes	93	(24)	(183)	30

NET INCOME (LOSS)	$212	$(88)	$(1,308)	$(847)

	Predecessor		Successor
(Dollars in millions)	Fiscal year ended September 30, 2007	Period from October 1, 2007 through October 26, 2007	Period from October 27, 2007 through September 30, 2008	Fiscal year ended September 30, 2009

Historical Cash Flow Data:
Net cash provided by (used for) continuing operations:
Operating activities	$637	$133	$303	$242
Investing activities	(360)	(16)	(8,636)	(155)
Financing activities	54	11	7,524	(101)

Historical Other Financial Data:
Capital expenditures	$120	$8	$120	$76
Capitalized software development costs	93	7	74	43
Depreciation and amortization	297	23	616	652
Share-based compensation	124	6	21	10
EBITDA (unaudited)	554	(94)	(517)	238
Adjusted EBITDA (unaudited)	838	(29)	864	757
Ratio of earnings to fixed charges *	7.9	**	**	**

Historical Operating Data:
Number of employees (at end of period) ***	18,600	18,600	17,700	15,500

Balance Sheet Data (at end of period):
Total assets	$5,933		$9,995	$8,650
Cash and cash equivalents	1,270		579	567
Debt, excluding capital lease obligations	—		5,222	5,150
Total stockholders’ equity (deficiency)	2,586		1,048	(697)

*	The ratio of earnings to fixed charges was computed by dividing earnings by fixed charges. For this purpose, “earnings” represents income/(loss) from continuing operations before income taxes less income from equity method investments and minority interest, and plus fixed charges. Fixed charges consist of interest expense, amortization of deferred financing costs and one-third of rent expense that we believe to be a reasonable approximation of the interest factored in those rentals. See Exhibit 12.1 to the registration statement of which this prospectus is a part for the detailed computation.

**	The deficit of earnings to fixed charges for the periods October 1, 2007 through October 26, 2007, October 27, 2007 through September 30, 2008 and for the fiscal year ended September 30, 2009 were $112 million, $1,491 million and $817 million, respectively.

***	Not included in the employee numbers above for each of the periods indicated are employees at Avaya GlobalConnect Ltd., or AGC, our majority-owned subsidiary in India. There were approximately 500 employees of AGC as of September 30, 2009 (all of whom were non-represented).

Management’s Use of EBITDA

We define EBITDA as net income (loss) before income taxes, interest income, interest expense, and depreciation and amortization. We use EBITDA to assess our consolidated financial and operating performance and we believe this non-GAAP measure is helpful in identifying trends in our performance.

This measure provides an assessment of controllable expenses and affords management the ability to make decisions to facilitate meeting current financial goals and achieving optimal financial performance. It provides an indicator for management to determine if adjustments to current spending decisions are needed.

EBITDA provides us with a measure of operating performance that excludes the results of decisions that are outside the control of operating management which can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. In addition, EBITDA provides more comparability between the historical results of our company and results that reflect purchase accounting and the new capital structure. Accordingly, EBITDA measures our financial performance based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization.

EBITDA has limitations as an analytical tool. EBITDA is not an alternative to net income (loss), income from operations or cash flows provided by or used in operations as calculated and presented in accordance with U.S. Generally Accepted Accounting Principles (“GAAP”). Additionally, EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. You should not rely on EBITDA as a substitute for any such GAAP financial measure. We strongly urge you to review the reconciliation of EBITDA to GAAP net income (loss), along with the consolidated financial statements included elsewhere in this prospectus. We also strongly urge you to not rely on any single financial measure to evaluate our business. In addition, because EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, this measure, as presented in this prospectus, may differ from, and may not be comparable to, similarly titled measures used by other companies.

An investor or potential investor may find these items important in evaluating our performance, results of operations and financial position. We use non-GAAP financial measures to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business.

The following unaudited table is a reconciliation of net income (loss), which is a GAAP measure, to EBITDA for the periods indicated:

	Predecessor		Successor
	Fiscal year ended September 30,	October 1, 2007 through October 26, 2007	October 27, 2007 through September 30, 2008	Fiscal year ended September 30, 2009
In millions	2007
Income (loss) from continuing operations	$212	$(88)	$(1,308)	$(847)
Interest expense	1	—	377	409
Interest income	(49)	(5)	(19)	(6)
(Benefit from) provision for income taxes	93	(24)	(183)	30
Depreciation and amortization	297	23	616	652

EBITDA (unaudited)	$554	$(94)	$(517)	$238

Management’s Use of Adjusted EBITDA

Adjusted EBITDA is a non-GAAP measure used to determine our compliance with certain covenants contained in our debt agreements. Adjusted EBITDA is defined as EBITDA further adjusted to exclude certain non-cash items, non-recurring items and other adjustments permitted in calculating covenant compliance under our debt agreements. We believe that including supplementary information concerning adjusted EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our debt agreements.

Adjusted EBITDA has limitations as an analytical tool. Adjusted EBITDA does not represent net income (loss) or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. While adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements, these terms are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation. Adjusted EBITDA does not reflect the impact of earnings or charges resulting from matters that we consider not to be indicative of our ongoing operations. In particular, the definition of adjusted EBITDA in our debt agreements allows us to add back certain non-cash or non-recurring charges that are deducted in calculating net income (loss). However, these are expenses that may recur, may vary greatly and are difficult to predict.

The following unaudited table, which should be read in conjunction with the reconciliation of net income (loss) to EBITDA referenced above, provides a reconciliation of EBITDA to adjusted EBITDA for the periods indicated:

	Predecessor		Successor
(In millions)	Fiscal year ended September 30, 2007	Period from October 1, 2007 through October 26, 2007	Period from October 27, 2007 through September 30, 2008	Fiscal year ended September 30, 2009
EBITDA	$554	$(94)	$(517)	$238
Impact of purchase accounting adjustments (1)	—	—	230	(1)
Restructuring charges, net	36	1	—	160
Sponsors’ fees (2)	—	—	6	7
Merger-related costs (3)	105	57	1	—
Acquisition-related costs (4)	—	—	—	29
Integration-related costs	—	—	—	5
Strategic initiative costs (5)	—	—	27	21
Non-cash share-based compensation	39	—	21	10
(Gain) loss on sale of long-lived assets	(8)	—	1	1
Impairment of long-lived assets	8	—	140	62
Goodwill impairment	—	—	899	235
Bank fees	7	—	—	—
Loss (gain) on foreign currency transactions	—	1	(15)	(8)
Minority interest in subsidiary earnings	3	—	2	2
Pension/OPEB/FAS 112 costs	94	6	69	(4)

Adjusted EBITDA (6)	$838	$(29)	$864	$757

(1)	In the period from October 27, 2007 through September 30, 2008, represents adjustments to eliminate the impact of certain purchase accounting adjustments recorded as a result of the Merger, including: elimination of certain deferred revenues and deferred costs and expenses; elimination of previously capitalized software development costs; write-off of in-process research and development costs and adjustment to estimated fair values of certain assets and liabilities, such as inventory. In fiscal 2009, represents the recognition of the amortization of business partner commissions which were eliminated in purchase accounting, partially offset by in-process research and development costs from the acquisition of Adomo, Inc. (“Adomo”) and the recognition of revenues and costs that were deferred in prior years and eliminated in purchase accounting as a result of the Merger.

(2)	Sponsors’ fees represent monitoring fees payable to Silver Lake and TPG pursuant to the Management Services Agreement entered into at the time of the Merger. See “Certain Relationships and Related Party Transactions—Agreements with our Investors—Management Services Agreement.”

(3)	Merger-related costs are costs directly attributable to the Merger and include investment banking, legal and other third-party costs, as well as $96 million of non-cash stock compensation resulting from the accelerated vesting of stock options and restricted stock units in connection with the Merger.

(4)	Acquisition-related costs include legal and other costs related to the acquisition of NES.

(5)	Strategic initiative costs represent consulting fees in connection with management’s cost-savings actions, which commenced subsequent to the Merger.

(6)	For purposes of calculating adjusted EBITDA under our debt agreements, we are also allowed to add back additional adjustments not included in this table including; (1) one-time IT-related business optimization, project start-up and new systems design costs associated with our cost savings initiatives; (2) estimated savings of headcount actions taken during each period as if those savings had been realized on the first day of that period; and (3) the estimated savings for planned actions expected to be taken within 36 months after the Merger. The aggregate adjustment from items (2) and (3) is limited to $100 million for any twelve-month period. For the fiscal year ended September 30, 2009 and the period from October 27, 2007 through September 30, 2008, the sum of the adjustments to adjusted EBITDA were $113 million and $107 million, respectively, in each case including the full amount of estimated savings for (2) and (3) above for the applicable periods.

RISK FACTORS

You should carefully consider the following risk factors as well as the other information contained in this prospectus before deciding to tender your outstanding notes in the exchange offers. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties not currently known to us or those we currently view to be immaterial may also materially and adversely affect our business, financial condition or results of operations. Any of the following risks could materially and adversely affect our business, financial condition, results of operations or our ability to make payments on the exchange notes, and, as a result, you may lose all or part of your original investment in the notes.

Risks Related to Our Indebtedness and the Exchange Notes

Our substantial leverage could adversely affect our ability to raise additional capital to fund our operations, limit our ability to react to changes in the economy or our industry, expose us to interest rate risk to the extent of our variable rate debt and prevent us from meeting our obligations under the exchange notes.

The significant terms of our financing agreements can be found in the notes to our audited consolidated financial statements included elsewhere in this prospectus. As of September 30, 2009, our total indebtedness was $5,150 million. Pro forma for our acquisition of NES, our total indebtedness is $5,906 million. See “Description of Certain Other Indebtedness” and “Recent Developments.”

Our high degree of leverage could have important consequences for you, including:

•	making it more difficult for us to make payments on the exchange notes;

•	increasing our vulnerability to general economic and industry conditions;

•

requiring a substantial portion of cash flow from operations to be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures and future business opportunities;

•

exposing us to the risk of increased interest rates as borrowings under our senior secured multi-currency asset-based revolving credit facility and our senior secured credit facility are at variable rates of interest;

•	limiting our ability to make strategic acquisitions;

•	limiting our ability to obtain additional financing for working capital, capital expenditures, debt service requirements, acquisitions and general corporate or other purposes; and

•	limiting our ability to adjust to changing market conditions and placing us at a competitive disadvantage compared to our competitors who are less highly leveraged.

In addition to the additional indebtedness described above, we and our subsidiaries may be able to incur substantial additional indebtedness in the future, subject to the restrictions contained in our credit facilities and the indenture governing the exchange notes. If new indebtedness is added to our current debt levels, the related risks that we now face could intensify.

Our debt agreements contain restrictions that limit our flexibility in operating our business.

Our credit facilities and the indenture governing the notes contain various covenants that limit our ability to engage in specific types of transactions. These covenants limit our and our restricted subsidiaries’ ability to:

•	incur or guarantee additional debt and issue or sell certain preferred stock;

•	pay dividends on, redeem or repurchase our capital stock;

•	make certain acquisitions or investments;

•	incur or assume certain liens;

•	enter into transactions with affiliates; and

•	sell assets to, or merge or consolidate with, another company.

A breach of any of these covenants could result in a default under one or both of our credit facilities and/or the indenture governing the notes. In the event of any default under either of our credit facilities, the applicable lenders could elect to terminate borrowing commitments and declare all borrowings and loans outstanding, together with accrued and unpaid interest and any fees and other obligations, to be due and payable, which would be an event of default under the indenture governing the notes. See “Description of the Exchange Notes” and “Description of Certain Other Indebtedness.”

If we were unable to repay or otherwise refinance these borrowings and loans when due, our lenders could sell the collateral securing our credit facilities, which constitutes substantially all of our and our domestic wholly-owned subsidiaries’ assets. Although holders of the exchange notes could accelerate the exchange notes upon the acceleration of the obligations under either of our credit facilities, we cannot assure you that sufficient assets will remain to repay the exchange notes after we have paid all the borrowings and loans under our credit facilities.

We may not be able to generate sufficient cash to service all of our indebtedness, including the exchange notes, and our other ongoing liquidity needs, and we may be forced to take other actions to satisfy our obligations under our indebtedness, which may not be successful.

Our ability to make scheduled payments on or to refinance our debt obligations, including the exchange notes, and to fund our planned capital expenditures, acquisitions and other ongoing liquidity needs depends on our financial condition and operating performance, which is subject to prevailing economic and competitive conditions and to certain financial, business and other factors beyond our control. We cannot assure you that we will maintain a level of cash flow from operating activities or that future borrowings will be available to us under either of our credit facilities or otherwise in an amount sufficient to permit us to pay the principal, premium, if any, and interest on our indebtedness, including the exchange notes. If our cash flow and capital resources are insufficient to fund our debt service obligations, we may be forced to reduce or delay investments and capital expenditures, or to seek additional capital or restructure or refinance our indebtedness, including the exchange notes. These alternative measures may not be successful and may not permit us to meet our scheduled debt service obligations. In the absence of such operating results and resources, we could face substantial liquidity problems and might be required to dispose of material assets or operations to meet our debt service and other obligations. Our credit facilities and the indenture governing the exchange notes will restrict our ability to dispose of assets and use the proceeds from the disposition. Accordingly, we may not be able to consummate those dispositions or to obtain any proceeds on terms acceptable to us or at all, and any such proceeds may not be adequate to meet any debt service obligations then due.

Despite our substantial level of indebtedness, we and our subsidiaries may be able to incur additional indebtedness. This could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur additional indebtedness in the future. Although our credit facilities and the indenture governing the exchange notes contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of significant qualifications and exceptions, and any indebtedness incurred in compliance with these restrictions could be substantial. Any additional borrowings under our credit facilities effectively would be senior to the exchange notes and the guarantees of the exchange notes by our subsidiary guarantors to the extent of the value of the assets securing such borrowings. In addition, if we incur any additional indebtedness that ranks equally with the exchange notes, the holders of that debt will be entitled to share ratably with the holders of the exchange notes in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. To the extent new debt is added to our and our subsidiaries’ currently anticipated debt levels, the related risks that we and our subsidiaries face could intensify. See “Description of the Exchange Notes” and “Description of Certain Other Indebtedness.”

Your right to receive payments on the exchange notes is effectively junior to those lenders who have a security interest in our assets.

Our obligations under the exchange notes and our guarantors’ obligations under their guarantees of the exchange notes are unsecured, but our obligations, and each other borrower’s obligations, under each of our credit facilities, and each guarantor’s obligations under their respective guarantees of those facilities, are secured by a security interest in substantially all of our tangible and intangible assets, including the stock and the assets of most of our current and certain future wholly-owned U.S. subsidiaries and a portion of the stock of certain of our non-U.S. subsidiaries. As of September 30, 2009, we had $5,150 million in outstanding debt (excluding capital lease obligations) on our consolidated balance sheet, of which $3,700 million was secured. In addition, we incurred an additional $1,000.0 million of secured indebtedness to consummate the acquisition of NES on December 18, 2009. The indenture governing the exchange notes offered hereby will permit us and our restricted subsidiaries to incur substantial additional indebtedness in the future, including secured indebtedness.

If we are declared bankrupt or insolvent, or if we default under either of our credit facilities, the lenders could declare all of the funds borrowed thereunder, together with accrued interest, immediately due and payable. If we were unable to repay such indebtedness, the lenders could foreclose on the pledged assets to the exclusion of holders of the notes, even if an event of default exists under the indenture governing the exchange notes offered hereby at such time.

Furthermore, if the lenders foreclose and sell the pledged equity interests in any subsidiary guarantor under the exchange notes, then that guarantor will be released from its guarantee of the exchange notes automatically and immediately upon such sale. In any such event, because the exchange notes will not be secured by any of our assets or the equity interests in subsidiary guarantors, it is possible that there would be no assets remaining from which your claims could be satisfied or, if any assets remained, they might be insufficient to satisfy your claims fully. See “Description of Certain Other Indebtedness.”

Your claims to assets of any non-guarantor subsidiary will be structurally subordinated to all of the creditors of that subsidiary.

In general, our foreign subsidiaries, unrestricted subsidiaries, non-wholly-owned subsidiaries and other subsidiaries that do not borrow or guarantee our indebtedness under our credit facilities are not required to guarantee the exchange notes. Accordingly, claims of holders of the exchange notes will be structurally subordinated to the claims of creditors of these non-guarantor subsidiaries, including trade creditors. All obligations of our non-guarantor subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise, to us or a guarantor of the exchange notes.

If we default on our obligations to pay our indebtedness, we may not be able to make payments on the exchange notes.

Any default under the agreements governing our indebtedness, including a default under either of our credit facilities, that is not waived by the required lenders, and the remedies sought by the holders of such indebtedness, could prevent us from paying principal, premium, if any, and interest on the exchange notes and substantially decrease the market value of the exchange notes. If we are unable to generate sufficient cash flow and are otherwise unable to obtain funds necessary to meet required payments of principal, premium, if any, and interest on our indebtedness, or if we otherwise fail to comply with the various covenants in the instruments governing our indebtedness, we could be in default under the terms of the agreements governing such indebtedness. In the event of such default, the holders of such indebtedness could elect to declare all the funds borrowed thereunder to be due and payable, together with accrued and unpaid interest, the lenders under our credit facilities could elect to terminate their commitments thereunder, cease making further loans and institute foreclosure proceedings against our assets, and we could be forced into bankruptcy or liquidation. If we breach our covenants under either of our credit facilities and seek a waiver, we may not be able to obtain a waiver from the required lenders. If this occurs, we would be in default under our credit facilities, the lenders could exercise their rights, as described above, and we could be forced into bankruptcy or liquidation.

We may not be able to repurchase the exchange notes upon a change of control.

Upon the occurrence of specific kinds of change of control events, we will be required to offer to repurchase all outstanding exchange notes at 101% of their principal amount plus accrued and unpaid interest. The source of funds for any such purchase of the exchange notes will be our available cash or cash generated from our operations or other sources, including borrowings, sales of assets or sales of equity. We may not be able to repurchase the exchange notes upon a change of control because we may not have sufficient financial resources to purchase all of the exchange notes that are tendered upon a change of control. Further, we may be contractually restricted under the terms of our credit facilities from repurchasing all of the exchange notes tendered by holders upon a change of control. Accordingly, we may not be able to satisfy our obligations to purchase the exchange notes unless we are able to refinance or obtain waivers under our credit facilities. Our failure to repurchase the exchange notes upon a change of control would cause a default under the indenture governing the exchange notes and a cross default under our credit facilities. The credit facilities also provide that a change of control will be a default that permits lenders to accelerate the maturity of borrowings and loans thereunder. Any of our future debt agreements may contain similar provisions.

Federal and state fraudulent transfer laws may permit a court to void or limit the amount payable under the exchange notes or the guarantees, and, if that occurs, you may receive limited or no payments on the exchange notes and guarantees affected.

Federal and state fraudulent transfer and conveyance statutes may apply to the issuance of the exchange notes and the incurrence of the guarantees. Under federal bankruptcy law and comparable provisions of state fraudulent transfer or conveyance laws, which may vary from state to state, the exchange notes or guarantees could be voided as a fraudulent transfer or conveyance if (1) we or any of the guarantors, as applicable, issued the exchange notes or incurred the guarantees with the intent of hindering, delaying or defrauding creditors or (2) we or any of the guarantors, as applicable, received less than reasonably equivalent value or fair consideration in return for either issuing the exchange notes or incurring the guarantees and, in the case of (2) only, one of the following is also true at the time thereof:

•	we or any of the guarantors, as applicable, were insolvent or rendered insolvent by reason of the issuance of the exchange notes or the incurrence of the guarantees;

•	the issuance of the exchange notes or the incurrence of the guarantees left us or any of the guarantors, as applicable, with an unreasonably small amount of capital to carry on the business;

•	we or any of the guarantors intended to, or believed that we or such guarantor would, incur debts beyond our or such guarantor’s ability to pay as they mature; or

•

we or any of the guarantors were a defendant in an action for money damages, or had a judgment for money damages docketed against us or such guarantor if, in either case, after final judgment, the judgment is unsatisfied.

If a court were to find that the issuance of the exchange notes or the incurrence of the guarantees was a fraudulent transfer or conveyance, the court could void the payment obligations under the exchange notes or such guarantee or limit the amount of payment or subordinate the exchange notes or such guarantee to presently existing and future indebtedness of ours or of the related guarantor, or require the holders of the exchange notes to repay any amounts received. In the event of a finding that a fraudulent transfer or conveyance occurred, you may not receive any payment on the exchange notes. As a general matter, value is given for a transfer or an obligation if, in exchange for the transfer or obligation, property is transferred or an antecedent debt is secured or satisfied. Under applicable law, a court may determine that a debtor has not received value in connection with a debt offering if the debtor uses the proceeds of that offering to make a dividend payment or otherwise retire or redeem equity securities issued by the debtor.

We cannot be certain as to the standards a court would use to determine whether or not we or the guarantors were solvent at the relevant time or, regardless of the standard that a court uses, that the exchange notes or the guarantees would not be voided, limited in amount or subordinated to our or any of our guarantors’ other debt.

You may be required to pay U.S. federal income tax on the exchange PIK toggle notes even if we do not pay cash interest.

We have the option to pay interest on the exchange PIK toggle notes in cash interest or PIK interest. For U.S. federal income tax purposes, the existence of this option means that none of the interest payments on the exchange PIK toggle notes is qualified stated interest. Consequently, the exchange PIK toggle notes are treated for U.S. federal income tax purposes as issued at a discount and income inclusions on these exchange notes will be determined pursuant to the original issue discount (“OID”) rules. A U.S. Holder will be required to include OID in gross income as it accrues, regardless of whether such holder uses the accrual method of accounting. For more information, see “Certain United States Federal Income Tax Considerations.”

We are controlled by Silver Lake and TPG, whose interests may not be aligned with yours.

The Sponsors and their affiliated funds own a majority of the outstanding equity securities of our Parent. In addition, the Sponsors control substantially all of the voting power of our outstanding equity securities and therefore ultimately control all of our affairs and policies, including the election of our board of directors, the approval of certain actions such as amending our charter, commencing bankruptcy proceedings and taking certain corporate actions (including, without limitation, incurring debt, issuing stock, selling assets and engaging in mergers and acquisitions), and appointing members of our management.

Circumstances may occur in which the interests of the Sponsors could be in conflict with yours. For example, if we encounter financial difficulties or are unable to pay our debts as they mature, the Sponsors might pursue strategies that favor equity investors over debt investors. The Sponsors may also have an interest in pursuing acquisitions, divestitures, financings or other transactions that, in their judgment, could enhance their equity investments, even though such transactions might involve risks to you as a holder of exchange notes. Additionally, the Sponsors are not prohibited from making investments in any of our competitors.

Our ability to pay principal and interest on the exchange notes may be affected by our organizational structure. We are dependent upon payments from our subsidiaries to fund payments to you on the exchange notes, and our ability to receive funds from our subsidiaries is dependent upon the profitability of our subsidiaries and restrictions imposed by law and contracts.

We rely upon dividends and other payments from our subsidiaries to generate a significant portion of the funds necessary to meet our obligations. Our subsidiaries are separate and distinct legal entities and our non-guarantor subsidiaries will have no obligation, contingent or otherwise, to pay amounts due under the exchange notes or to make any funds available to pay those amounts, whether by dividend, distribution, loan or other payments. Further, the creditors of our subsidiaries have direct claims on the subsidiaries and their assets and the claims of holders of the exchange notes are “structurally subordinated” to any existing and future liabilities of our non-guarantor subsidiaries. This means that the creditors of the non-guarantor subsidiaries have priority in their claims on the assets of such subsidiaries over the creditors of us, including the holders of exchange notes.

Your ability to transfer the exchange notes may be limited by the absence of an active trading market, and an active trading market for the exchange notes may not develop.

The exchange notes are new securities for which there is no established market. Accordingly, the development or liquidity of any market for the exchange notes is uncertain. We do not intend to apply for a listing of the exchange notes on a securities exchange or any automated dealer quotation system.

We cannot assure you as to the liquidity of markets that may develop for the exchange notes, your ability to sell the exchange notes or the price at which you would be able to sell the exchange notes. If such markets were to exist, the exchange notes could trade at prices that may be lower than their principal amount or purchase price depending on many factors, including prevailing interest rates, the market for similar notes, our financial and operations performance and other factors. Historically, the market for non-investment grade debt has been subject to disruptions that have caused substantial volatility in the prices of securities similar to the exchange notes. The market, if any, for the exchange notes may experience similar disruptions, and any such disruptions may adversely affect the prices at which you may sell your exchange notes.

Risks Related to Our Business

A key component of our strategy is our focus on the development and sale of advanced communications products and services, and this strategy may not be successful.

While we believe that our current portfolio of products and solutions is technologically strong, communications technology continues to evolve and software continues to be a more important component of our product offerings. In addition, both traditional and new competitors are investing heavily in this market and competing for customers.

In order to execute our strategy successfully, we must:

•	expand our customer base by selling to enterprises that previously have not purchased from us;

•	expand our presence with existing customers by providing them new value related to our offerings;

•	continue research and development investment, including investment in new software and platform development;

•	develop and communicate effectively a product roadmap following the acquisition of NES;

•	train our sales staff and distribution partners to sell new products and services;

•	improve our marketing of existing and new products and services;

•	acquire key technologies through licensing, development contracts, alliances and acquisitions;

•

train our services employees and channel partners to service new or enhanced products and applications and take other measures to ensure we can deliver consistent levels of service globally to our multinational customers;

•	enhance our services organization’s ability to service complex, multi-vendor IP networks;

•	recruit and retain qualified personnel, particularly in research and development, services and sales;

•	foster relationships with channel partners who previously sold products and services of NES;

•	develop relationships with new types of channel partners who are capable of both selling advanced products and extending our reach into new and existing markets; and

•	establish or expand our presence in key geographic markets.

If we do not successfully execute our strategy, our operating results may be materially and adversely affected.

Our strategy depends in part on our ability to develop our indirect sales channel.

We continue to take steps to sell our products and services into new and expanded geographic markets and to a broader customer base. An important element of our go-to-market strategy, therefore, involves developing our indirect sales channel, which includes our global network of alliance partners, distributors, dealers, value-added resellers, telecommunications service providers and system integrators. For example, by consummating the acquisition of NES, we expanded our indirect channel network and gained relationships with new channel partners. Our relationships with channel partners are important elements of our marketing and sales efforts. Our financial results could be adversely affected if our contracts with channel partners were terminated, if our relationships with channel partners were to deteriorate, if any of our competitors were to enter into strategic relationships with or acquire a significant channel partner or if the financial condition of our channel partners were to weaken. In addition, we may expend time, money and other resources on developing and maintaining channel relationships that are ultimately unsuccessful. There can be no assurance that we will be successful in maintaining, expanding or developing relationships with channel partners, including those obtained as a result of the acquisition of NES. If we are not successful, we may lose sales opportunities, customers and market share.

Our revenues are dependent on general economic conditions and the willingness of enterprises to make capital investments.

One factor that significantly affects our operating results is the impact of economic conditions on the willingness of enterprises to make capital investments, particularly in enterprise communications technology and related services. Given the current state of the economy, we believe that enterprises continue to be concerned about sustained economic growth and have tried to maintain or improve profitability through cost control and constrained capital spending. Because it is not certain whether enterprises will increase spending on enterprise communications technology significantly in the near term, we could experience continued pressure on our ability to increase our revenue. Our ability to grow revenue also may be affected by other factors, such as competitive pricing pressures and price erosion. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Key Trends and Uncertainties Affecting Our Results—Trends and Uncertainties Affecting Our Revenue.” If these or other conditions limit our ability to grow revenue or cause our revenue to decline and we cannot reduce costs on a timely basis or at all, our operating results may be materially and adversely affected.

The market opportunity for advanced communications products and services, including our unified communications solutions, may not develop in the ways that we anticipate.

The demand for our offerings can change quickly and in ways that we may not anticipate because the market in which we operate is characterized by rapid, and sometimes disruptive, technological developments, evolving industry standards, frequent new product introductions and enhancements, changes in customer requirements and a limited ability to accurately forecast future customer orders. Our operating results may be adversely affected if the market opportunity for our products and services does not develop in the ways that we anticipate.

We cannot predict whether:

•	the product roadmap we develop and communicate following the acquisition of NES will be sufficient to attract and retain customers and channel partners;

•	the demand for our products and services will grow as quickly as we anticipate;

•	current or future competitors or new technologies will cause the market to evolve in a manner different than we expect;

•	other technologies will become more accepted or standard in our industry; or

•	we will be able to maintain a leadership or profitable position as this opportunity develops.

We face intense competition from numerous competitors and, as the enterprise communications and information technology businesses evolve, we may face increased competition from companies that do not currently compete directly against us.

Because we focus on the development and marketing to enterprises of advanced communications solutions, such as unified communications and contact center solutions, we compete against traditional enterprise voice communications providers, such as Siemens Enterprise Communications Group (“SEN”), Alcatel-Lucent and NEC Corporation, data networking companies, such as Cisco Systems, Inc., and software companies, such as Microsoft Corporation. Avaya also faces competition in the small and medium enterprise market from many competitors, including Cisco, Alcatel-Lucent, NEC, Matsushita Electric Corporation of America, Mitel Networks Corp, and Shoretel, Inc., although the market for these products is more fragmented. We face competition in certain geographies with companies that have a particular strength and focus in these regions, such as Huawei in China and Intelbras in Latin America. Avaya Services competes with companies like those above in offering services with respect to their own product offerings, as well as with many value added resellers, consulting and systems integration firms and network service providers.

Because the market for our products is subject to rapid technological change, as the market evolves we may face competition in the future from companies that do not currently compete in the enterprise communications market, but whose current business activities may bring them into competition with us in the future. In particular, as the convergence of enterprise voice and data networks becomes more widely deployed by enterprises, the business, information technology and communication applications deployed on converged networks become more integrated. We may face increased competition from current leaders in information technology infrastructure, information technology, personal and business applications and the software that connects the network infrastructure to those applications. We may also face competition from companies that seek to sell remotely hosted services or software as a service directly to the end customer. Competition from these potential market entrants may take many forms, including offering products and applications similar to those we offer as part of another product offering. In addition, these technologies continue to move from a proprietary environment to an open standards-based environment.

Several of our existing competitors have, and many of our future competitors may have, greater financial, personnel, research and development and other resources, more well-established brands or reputations and broader customer bases than we do and, as a result, these competitors may be in a stronger position to respond quickly to potential acquisitions and other market opportunities, new or emerging technologies and changes in customer requirements. Some of these competitors may have customer bases that are more geographically balanced than ours and, therefore, may be less affected by an economic downturn in a particular region. Competitors with greater resources also may be able to offer lower prices, additional products or services or other incentives that we cannot match or do not offer. Industry consolidations may also create competitors with broader and more geographic coverage and the ability to reach enterprises through communications service providers.

Existing customers of data networking companies that compete against us may be inclined to purchase enterprise communications solutions from their current data networking or software vendors rather than from us. Also, as communications and data networks converge, we may face competition from systems integrators that traditionally have been focused on data network integration. We cannot predict which competitors may enter our markets in the future, what form such competition may take or whether we will be able to respond effectively to the entry of new competitors into competition with us or the rapid evolution in technology and product development that has characterized our businesses. In addition, in order to effectively compete with any new market entrant, we may need to make additional investments in our business, use more capital resources than our business currently requires or reduce prices, any of which may materially and adversely affect our profitability.

We rely on third-party providers for the manufacture, warehousing and distribution logistics associated with our products.

We have outsourced substantially all of our manufacturing operations to several electronic manufacturing services, or EMS, providers. Our EMS providers produce a majority of our products in facilities located primarily in China, Poland, Israel, and the U.S. All manufacturing of our products is performed in accordance with detailed specifications and product designs furnished or approved by us and is subject to rigorous quality control standards.

We periodically review our product manufacturing operations and consider changes we believe may be necessary or appropriate. Although we closely manage the transition process when manufacturing changes are required, we could experience disruption to our operations during any such transition.

We also purchase certain hardware components and license certain software components from third-party original equipment manufacturers, or OEMs, and resell them both under the Avaya brand and, in some cases, under the brand of the OEMs. In some cases, certain components are available only from a single source or from a limited source of suppliers. Delays or shortages associated with these components could cause significant disruption to our operations.

We are dependent on our intellectual property. If we are not able to protect our proprietary rights or if those rights are invalidated or circumvented, our business may be adversely affected.

We believe that developing new products and technology is critical to our success. As a leader in technology and innovation in the telecommunications services, applications and services industries, we are dependent on the maintenance of our current intellectual property rights and the establishment of new intellectual property rights. We generally protect our intellectual property through patents, trademarks, trade secrets, copyrights, confidentiality and nondisclosure agreements and other measures. See “Business—Patents, Trademarks and Other Intellectual Property.” We cannot assure you that patents will be issued from pending applications that we have filed or that our patents will be sufficient to protect our key technology. Although we have been granted many patents, have obtained other intellectual property rights and continue to file new patent applications and seek additional proprietary rights, there can be no assurances made that any of our patents, patent applications or our other proprietary rights will not be challenged, invalidated, or circumvented. In addition, our business is global and the level of protection of our proprietary technology will vary by country, particularly in countries that do not have well developed judicial systems or laws that adequately protect intellectual property rights. Any actions taken in these countries may have results that are different than if such actions were taken under the laws of the U.S. Patent litigation and other challenges to our patents and other proprietary rights are costly and unpredictable and may prevent us from marketing and selling a product in a particular geographic area. Patent filings by third parties, whether made before or after the date of our filings, could render our intellectual property less valuable. Competitors and others may also misappropriate our intellectual property, disputes as to ownership of intellectual property may arise and our intellectual property may otherwise fall into the public domain. If we are unable to protect our proprietary rights, we may be at a disadvantage to others who did not incur the substantial time and expense we incurred to create our products.

We may be subject to litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products or services.

From time to time, we receive notices from third parties asserting that our proprietary or licensed products, systems and software infringe their intellectual property rights. We cannot assure you that the number of these notices will not increase in the future and that others will not claim that our proprietary or licensed products, systems and software are infringing their intellectual property rights or that we do not in fact infringe those intellectual property rights. We may be unaware of intellectual property rights of others that may cover some of our technology. Irrespective of the merits of these claims, if a third party claimed that our proprietary or licensed systems and software infringed their intellectual property rights, any resulting litigation could be costly and time consuming and would divert the attention of management and key personnel from other business issues. The complexity of the technology involved and the uncertainty of intellectual property litigation increase these risks. These matters may result in any number of outcomes for us, including entering into licensing agreements, redesigning our products to avoid infringement, being enjoined from selling products that are found to infringe, paying damages if products are found to infringe, and indemnifying customers from infringement claims as part of our contractual obligations. Royalty or license agreements may be very costly and we may be unable to obtain royalty or license agreements on terms acceptable to us or at all. Such agreements may cause operating margins to decline. We also may be subject to significant damages or an injunction against us or our proprietary or licensed systems. A successful claim of patent or other intellectual property infringement against us could materially adversely affect our operating results. We have made and will likely continue to make investments to license and/or acquire the use of third-party intellectual property rights and technology as part of our strategy to manage this risk, but we cannot assure you that we will be successful. We may also be subject to additional notice and other requirements to the extent we incorporate open source software into our applications.

In addition, third parties have claimed, and may in the future claim, that a customer’s use of our products, systems or software infringes the third-party’s intellectual property rights. Under certain circumstances, we may be required to indemnify our customers for some of the costs and damages related to such an infringement claim. Any indemnification requirement could have a material adverse effect on our business and our operating results.

If we are unable to integrate acquired businesses into ours effectively, our operating results may be adversely affected. Even if we are successful, the integration of these businesses has required, and will likely continue to require, significant resources and management attention.

We may not be able to successfully integrate acquired businesses, such as NES, into ours, and therefore we may not be able to realize the intended benefits from an acquisition. If we fail to successfully integrate acquisitions or if they fail to perform as we anticipate, our existing businesses and our revenue and operating results could be adversely affected. If the due diligence of the operations of these acquired businesses performed by us and by third parties on our behalf is inadequate or flawed, or if we later discover unforeseen financial or business liabilities, acquired businesses may not perform as expected. Additionally, acquisitions could result in difficulties assimilating acquired operations and products and the diversion of capital and management’s attention away from other business issues and opportunities. We may fail to retain employees acquired through acquisitions, which may negatively impact the integration efforts. Acquisitions could also have a negative impact on our results of operations if it is subsequently determined that goodwill or other acquired intangible assets are impaired, thus resulting in an impairment charge in a future period. Finally, acquisitions often necessitate restructurings in order to optimize the operational performance of the combined entity and to control costs and expenses. Restructurings often involve significant cash payments to employees separated from the business and are more difficult due to labor laws and required approvals when the acquired business is a company operating in multiple and/or non-U.S. jurisdictions, which may hinder completion of restructuring actions in a timely and efficient manner and delay anticipated cost savings.

Because of the size and scope of the NES acquisition, the integration of NES will require significant resources and management’s attention. For all the reasons set forth above, the failure to integrate NES effectively may adversely impact Avaya’s business and results of operations.

The failure to maintain adequate security over our information systems could adversely affect our operating results.

We rely on the security of our information systems, among other things, to protect our proprietary information and information of our customers. Information technology system failures, including a breach of our data security, could disrupt our ability to function in the normal course of business by potentially causing, among other things, delays in the fulfillment or cancellation of customer orders, disruptions in the manufacture or shipment of products, or an unintentional disclosure of customer, employee or our information. Additionally, if we do not maintain adequate security procedures over our information systems and our global network, we may be subject to consequences such as computer hacking, cyber-terrorism or other unauthorized attempts by third parties to access our or our customers’ proprietary information. We maintain tools, standards, procedures and controls that address current security risks, but unauthorized users may be able to develop new techniques that will enable them to successfully circumvent our current processes and operational security practices and controls. Any such breach could have a material adverse effect on our operating results.

We may be adversely affected by environmental, health and safety, laws, regulations, costs and other liabilities.

We are subject to a wide range of governmental requirements relating to employee safety and health and to environmental protection. If we violate or fail to comply with these requirements, we could be fined or otherwise sanctioned by regulators. We are subject to certain provisions of environmental laws governing the cleanup of soil and groundwater contamination. Such provisions may impose joint and several liability for the costs of investigating and remediating releases of hazardous materials at currently or formerly owned or operated sites and at third-party waste disposal sites. In certain circumstances, this liability may also include the cost of cleaning up historical contamination, whether or not caused by us. We are currently involved in several remediations at currently or formerly owned or leased sites.

We are also subject to various state, federal and international laws and regulations relating to the presence of certain substances in our products and making producers of certain electrical products financially responsible for the collection, treatment, recycling and disposal of those products. For example, the European Union (“EU”) has adopted the Restriction on Hazardous Substances (“RoHS”) and the Waste Electrical and Electronic Equipment (“WEEE”) directives. Similar laws and regulations have been or may be enacted in other regions. Additionally, new requirements addressing the operating characteristics of our products are emerging, such as the EU Energy using Product (EuP) Directive, which may necessitate reengineering of some products. Moreover, some customers are now including energy-usage parameters as a selection criterion for telecommunication solutions. Environmental laws are complex, change frequently and have tended to become more stringent over time. It is often difficult to estimate the future impact of environmental matters, including potential liabilities. We cannot assure you that our costs of complying with current and future environmental and health and safety laws, and our liabilities arising from past or future releases of, or exposure to, hazardous substances will not exceed any amounts reflected in our reserves or adversely affect our business, results of operations or financial condition. See “Business—Environmental, Health and Safety Matters.”

If we fail to retain key employees, our business may be harmed.

The success of our business depends on the skill, experience and dedication of our employee base. If we are unable to retain and attract sufficiently experienced and capable personnel, especially in the key areas of product development, sales, services and management, our business and financial results may suffer. For example, the loss of key employees acquired in, or assisting with the integration of, NES could negatively impact the integration of that business and our operating and financial performance. Experienced and capable personnel in the technology industry remain in high demand, and there is continual competition for their talents among our competitors. When talented employees leave, we may have difficulty replacing them and our business may suffer. While we strive to maintain our competitiveness in the marketplace, there can be no assurance that we will be able to successfully retain and attract the personnel that we need to achieve our business objectives.

As our international business has grown significantly in the last few years, changes in economic or political conditions in a specific country or region could negatively affect our revenue, costs, expenses and financial condition.

We conduct significant sales and customer support operations and increasing amounts of our research and development activities in countries outside of the U.S. and also depend on non-U.S. operations of our contract manufacturers and our distribution partners. For the years ended September 30, 2009 and 2008, we derived 45% and 49% of our revenue, respectively, from sales outside the U.S. Our future international operating results, including our ability to import our products from, export our products to, or sell our products in various countries, could be adversely affected by a variety of uncontrollable and changing factors. These factors include political conditions, economic conditions, legal and regulatory constraints, relationships with employees and works councils, currency regulations, health or similar issues, natural disasters and other matters in any of the countries or regions in which we currently operate or intend to operate in the future.

Additional risks inherent in our international operations generally include, among other things, the costs and difficulties of managing international operations, adverse tax consequences, including imposition of withholding or other taxes on payments by subsidiaries, and greater difficulty in enforcing intellectual property rights. Our effective tax rates in the future could be adversely affected if the geographical distribution of our earnings and losses is unfavorable, by changes in the valuation of our deferred tax assets or liabilities or by changes in tax laws, regulations, accounting principles, or interpretations thereof. The various risks inherent in doing business in the U.S. generally also exist when doing business outside of the U.S., and may be exaggerated by the difficulty of doing business in numerous sovereign jurisdictions due to differences in culture, laws and regulations.

If we perform more of our operations outside the U.S., we may be exposed to increased operational and logistical risks associated with foreign operations, many of which are beyond our control and could affect our ability to operate successfully.

In order to enhance the cost-effectiveness of our operations, increasingly we have been shifting portions of certain of our operations to jurisdictions with lower cost structures than those available in certain of the countries in which we traditionally operate. This includes certain research and development, customer support and corporate infrastructure activities. We may encounter complications associated with the set-up, migration and operation of business systems and equipment in expanded or new facilities. The transition of even a portion of our research and development or customer support operations to a foreign country involves a number of logistical and technical challenges that could result in delays and other disruptions to our operations. If such delays or disruptions occur, they could damage our reputation and otherwise adversely affect our business and results of operations.

To the extent that we shift any operations or functions outside of the U.S. to jurisdictions with lower cost structures, we may experience challenges in effectively managing those operations as a result of several factors, including time zone differences and regulatory, legal, employment, cultural and logistical issues. Additionally, the relocation of workforce resources may have a negative impact on our existing employees, which could negatively impact our operations. If we are unable to effectively manage our offshore operations, our business and results of operations could be adversely affected.

We cannot be certain that any shifts in our operations to offshore jurisdictions will ultimately produce the expected cost savings. We cannot predict the extent of government support, availability of qualified workers, future labor rates, or monetary and economic conditions in any offshore locations where we may operate. Although some of these factors may influence our decision to establish or increase our offshore operations, there are other inherent risks beyond our control, including issues such as political uncertainties and currency regulations as discussed above under “—As our international business has grown significantly in the last few years, changes in economic or political conditions in a specific country or region could negatively affect our revenue, costs, expenses and financial condition.”

We are faced with competition in these offshore markets for qualified personnel, including skilled design and technical personnel, and we expect this competition to increase as companies expand their operations offshore. If the supply of such qualified personnel becomes limited due to increased competition or otherwise, it could increase our costs and employee turnover rates. One or more of these factors or other factors relating to foreign operations could result in increased operating expenses and make it more difficult for us to manage our costs and operations, which could cause our operating results to decline and result in reduced revenues.

Fluctuations in foreign currency exchange rates could negatively impact our operating results.

Foreign currency exchange rates and fluctuations may have an impact on our revenue, costs or cash flows from our international operations, which could adversely affect our financial performance. Our primary currency exposures are to the euro, British pound, Indian rupee and Canadian dollar. These exposures may change over time as business practices evolve and as the geographic mix of our business changes. From time to time we enter into foreign exchange forward contracts to reduce the short-term impact of foreign currency fluctuations. However, any attempts to hedge against foreign currency fluctuation risks may be unsuccessful and result in an adverse impact to our operating results.

Pension and post-retirement healthcare and life insurance liabilities could impair our liquidity or financial condition.

We sponsor non-contributory defined benefit pension plans covering the majority of our U.S. employees and retirees, and post-retirement benefit plans for U.S. retirees that include healthcare benefits and life insurance coverage. Certain of our non-U.S. operations also have various retirement benefit programs covering substantially all of their employees. Some of these programs are considered to be defined benefit pension plans for accounting purposes. On September 30, 2009, the liabilities recognized under our U.S. and non-U.S. pension plans were $973 million and $433 million, respectively. In addition, the liabilities recognized with respect to our post-retirement healthcare and life insurance plans were $584 million. Please see Note 13, “Benefit Obligations,” to our audited consolidated financial statements included in this prospectus for further details on our pension and post-retirement benefit plans, including funding status.

Our U.S. defined benefit pension plans are subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). ERISA, along with certain provisions of the Internal Revenue Code of 1986 (the “Code”), requires minimum funding contributions and the Pension Benefit Guaranty Corporation (“PBGC”) has the authority under certain circumstances to petition a court to terminate an underfunded pension plan. One of those circumstances is the occurrence of an event with respect to which the PBGC determines that the possible long-term loss of the PBGC with respect to the plan may reasonably be expected to increase unreasonably if the plan is not terminated. If our U.S. defined benefit pension plans were to be terminated, we would incur a liability to the plans or the PBGC equal to the amount by which the liabilities of the plans, calculated on a termination basis, exceed the assets of the plans, which amount would likely exceed the amount that we have estimated to be the underfunded amount as of September 30, 2009. In addition, if one or more of our U.S. pension plans were to be terminated without being fully funded on a termination basis, the PBGC could obtain a lien on our assets for the amount of our liability, which would result in an event of default under each of our credit facilities. As a result, any such liens would have a material adverse effect on the Company, including our liquidity and financing arrangements.

The measurement of our obligations, costs and liabilities associated with benefits pursuant to our pension and post-retirement benefit plans requires that we estimate the present value of projected future payments to all participants, including assumptions related to discount rates, investment returns on designated plan assets, health care cost trends, and demographic experience. If future economic or demographic trends and results are different from our assumptions, then our obligations could be higher than we currently estimate.

If our cash flows and capital resources are insufficient to fund our pension or post-retirement healthcare and life insurance obligations, or if we are required or elect to fund any material portion of the liability now or in the future, we could be forced to reduce or delay investments and capital expenditures, seek additional capital, or restructure or refinance our indebtedness. In addition, if our operating results and available cash are insufficient to meet our pension or post-retirement healthcare and life insurance obligations, we could face substantial liquidity problems and may be required to dispose of material assets or operations in order to meet our pension or post-retirement healthcare and life insurance obligations. We may not be able to consummate those dispositions or to obtain any proceeds on terms acceptable to us or at all, and any such proceeds may not be adequate to meet any pension or post-retirement healthcare and life insurance obligations then due.

As a direct result of the terminations of employees in the U.S. and the agreement reached in June 2009 under collective bargaining, we remeasured our affected pension and postretirement plans obligations to reflect the change in benefits under the plans as amended and revised the estimated impact on future years.

Please see Note 13, “Benefit Obligations,” to our audited financial statements included in this prospectus for further details.

We may incur liabilities as a result of our obligation to indemnify, and to share certain liabilities with, Lucent Technologies Inc. in connection with our spin-off from Lucent in September 2000.

Pursuant to the Contribution and Distribution Agreement between us and Lucent, a predecessor to Alcatel-Lucent, Lucent contributed to us substantially all of the assets, liabilities and operations associated with its enterprise networking businesses and distributed all of the outstanding shares of our common stock to its stockholders. The Contribution and Distribution Agreement, among other things, provides that, in general, we will indemnify Lucent for all liabilities including certain pre-distribution tax obligations of Lucent relating to our businesses and all contingent liabilities accruing pre-distribution primarily relating to our businesses or otherwise assigned to us. In addition, the Contribution and Distribution Agreement provides that certain contingent liabilities not directly identifiable with one of the parties accruing pre-distribution will be shared in the proportion of 90% by Lucent and 10% by us. The Contribution and Distribution Agreement also provides that contingent liabilities accruing pre-distribution in excess of $50 million that are primarily related to Lucent’s businesses shall be borne 90% by Lucent and 10% by us and contingent liabilities accruing pre-distribution in excess of $50 million that are primarily related to our businesses shall be borne equally by the parties.

Please see Note 17, “Commitments and Contingencies,” to our audited consolidated financial statements included in this prospectus for a description of certain matters involving Lucent for which we have assumed responsibility under the Contribution and Distribution Agreement.

We cannot assure you that Lucent will not submit a claim for indemnification or cost sharing to us in connection with any future matter. In addition, our ability to assess the impact of matters for which we may have to indemnify or share the cost with Lucent is made more difficult by the fact that we do not control the defense of these matters.

If the Lucent distribution does not qualify for tax-free treatment, we could be required to pay Lucent or the Internal Revenue Service a substantial amount of money.

Lucent received a private letter ruling from the Internal Revenue Service stating, based on certain assumptions and representations, that the distribution of assets, liabilities and operations covered by the Contribution and Distribution Agreement would not be taxable to Lucent. Nevertheless, Lucent could incur a significant tax liability if the distribution does not qualify for tax-free treatment because any of those assumptions or representations is not correct.

We could be liable for all or a portion of any taxes owed for the following reasons. First, as part of the distribution, we and Lucent entered into a Tax Sharing Agreement, which generally allocates between Lucent and us the taxes and liabilities relating to the failure of the distribution to be tax-free. Under the Tax Sharing Agreement, if the distribution fails to qualify as a tax-free distribution because of an issuance or an acquisition of our stock or an acquisition of our assets, or some other actions of ours, then we will be solely liable for any resulting taxes to Lucent.

Second, aside from the Tax Sharing Agreement, under U.S. federal income tax laws, we and Lucent are jointly and severally liable for Lucent’s U.S. federal income taxes resulting from the distribution being taxable. This means that even if we do not have to indemnify Lucent under the Tax Sharing Agreement, we may still be liable for all or part of these taxes if Lucent fails to pay them. These liabilities of Lucent could arise from actions taken by Lucent over which we have no control, including an issuance or acquisition of stock (or acquisition of assets) of Lucent.

In either of the foregoing events, our liability would terminate after the affected and applicable statutes of limitations have expired.

MARKET AND INDUSTRY INFORMATION

The data included in this prospectus regarding markets, including the size of certain markets, are based on reports of published industry sources. We believe this information to be accurate as of the date of this prospectus. However, this information may prove to be inaccurate because of the method by which we obtained some of the data for our estimates or because this information cannot always be verified with complete certainty due to the limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements.” All statements other than statements of historical fact are “forward-looking” statements for purposes of the U.S. federal and state securities laws. These statements may be identified by the use of forward looking terminology such as “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intend,” “may,” “might,” “plan,” “potential,” “predict,” “should” or “will” or the negative thereof or other variations thereon or comparable terminology. In particular, statements about our expectations, beliefs, plans, objectives, assumptions or future events or performance contained in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Business” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business,” may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements. Some of the key factors that could cause actual results to differ from our expectations include:

•	our ability to develop and sell advanced communications products and services, including unified communications and contact center solutions;

•	our ability to develop our indirect sales channel;

•	economic conditions and the willingness of enterprises to make capital investments;

•	the market for advanced communications products and services, including unified communications solutions;

•	our ability to remain competitive in the markets we serve;

•	our ability to manage our supply chain and logistics functions;

•	our substantial leverage and its effect on our ability to raise additional capital and to react to changes in the economy or our industry;

•	the ability to protect our intellectual property and avoid claims of infringement;

•	our ability to effectively integrate NES and other acquired businesses into ours;

•	our ability to maintain adequate security over our information systems;

•	environmental, health and safety laws, regulations, costs and other liabilities;

•	the ability to retain and attract key employees;

•	risks relating to the transaction of business internationally;

•	pension and post-retirement healthcare and life insurance liabilities; and

•	liquidity and our access to capital markets.

We caution you that the foregoing list of important factors may not contain all of the material factors that are important to you. In addition, in light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

THE EXCHANGE OFFERS

General

Concurrently with the issuance of the outstanding notes on October 24, 2008, we entered into a registration rights agreement with the initial purchasers of the outstanding notes that requires us to use our commercially reasonable efforts either to file a shelf registration statement under the Securities Act providing for the resale of the outstanding notes by the holders thereof or to prepare and file an exchange offer registration statement under the Securities Act and, upon the effectiveness of the registration statement, to offer to the holders of the outstanding notes the opportunity to exchange their outstanding notes for a like principal amount of exchange notes.

The registration rights agreement provides that, in the event we effect the exchange offers, we must (a) use our commercially reasonable efforts to cause the registration statement of which this prospectus is a part to be declared effective under the Securities Act (the “exchange offer registration statement”); (b) commence the exchange offers promptly after the exchange offer registration statement has been declared effective by the SEC and use commercially reasonable efforts to complete the exchange offers on or prior to October 24, 2009 (the “effectiveness date”); (c) keep the exchange offers open for at least 20 business days (or longer, if required by applicable law) after the date on which notice of the exchange offers is mailed to holders of the outstanding notes and (d) consummate the exchange offers not later than 40 business days after the date on which the exchange offer registration statement is declared effective.

If we elect to consummate the exchange offers and the exchange offer registration statement has not been declared effective by the SEC and the exchange offers have not been consummated on or prior to the effectiveness date (a “registration default”), then additional interest will accrue on the principal amount of the applicable series of outstanding notes at the rate of $0.05 per week per $1,000 principal amount for the first 90-day period immediately following the effectiveness date, and such rate will increase by an additional $0.05 per week per $1,000 principal amount with respect to each subsequent 90-day period until the registration default has been cured, up to a maximum additional interest rate of $0.10 per week per $1,000 principal amount. Once the exchange offers have been consummated, we and our guarantors will no longer be required to pay such additional interest. Because we did not consummate the exchange offers prior to October 24, 2009, additional interest is accruing on the outstanding notes as stated above.

A copy of the registration rights agreement has been filed as an exhibit to the exchange offer registration statement. Following the completion of the exchange offers, holders of outstanding notes not tendered will not have any further registration rights other than as set forth in the paragraphs below, and the outstanding notes will continue to be subject to certain restrictions on transfer.

Subject to certain conditions, including the representations set forth below, the exchange notes will be issued without a restrictive legend and generally may be reoffered and resold without registration under the Securities Act. In order to participate in the exchange offers, a holder must represent to us in writing, or be deemed to represent to us in writing, among other things, that:

•

the exchange notes acquired pursuant to the exchange offers are being acquired in the ordinary course of business of the person receiving such exchange notes, whether or not such person itself is such holder;

•

neither such holder nor, to the knowledge of such holder, any other person receiving exchange notes from such holder is engaged in, intends to engage in, or has an arrangement or understanding with any person to participate in a distribution (within the meaning of the Securities Act) of the exchange notes in violation of the provisions of the Securities Act;

•

neither the holder nor, to the knowledge of such holder, any other person receiving exchange notes from such holder is an “affiliate,” as defined in Rule 405 under the Securities Act, of ours or of any of the guarantors; and

•	if such holder is a participating broker-dealer registered under the Exchange Act, such holder has acquired the exchange notes for its own account in exchange for the outstanding notes that were acquired as a result of market-making activities or other trading activities and that it will comply with the applicable provisions of the Securities Act (including, but not limited to, the prospectus delivery requirements thereunder). See “Plan of Distribution.”

Resale of Exchange Notes

Based on an interpretation by the SEC’s staff set forth in no-action letters issued to third parties unrelated to us, we believe that, with the exceptions set forth below, the exchange notes issued in the exchange offers may be offered for resale, resold and otherwise transferred by the holder of exchange notes without compliance with the registration and prospectus delivery requirements of the Securities Act, unless the holder:

•	is an “affiliate” of ours within the meaning of Rule 405 under the Securities Act;

•	is a broker-dealer who purchased outstanding notes directly from us for resale under Rule 144A or Regulation S or any other available exemption under the Securities Act;

•	acquired the exchange notes other than in the ordinary course of the holder’s business;

•	has an arrangement with any person to engage in the distribution of the exchange notes; or

•	is prohibited by any law or policy of the SEC from participating in the exchange offers.

Any holder who tenders in the exchange offers for the purpose of participating in a distribution of the exchange notes cannot rely on this interpretation by the SEC’s staff and must comply with the registration and prospectus delivery requirements of the Securities Act in connection with a secondary resale transaction. Each broker-dealer that receives exchange notes for its own account in exchange for outstanding notes, where such outstanding notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange note. See “Plan of Distribution.” Broker-dealers who acquired outstanding notes directly from us and not as a result of market-making activities or other trading activities may not rely on the staff’s interpretations discussed above, and must comply with the prospectus delivery requirements of the Securities Act in order to sell the outstanding notes.

Terms of the Exchange Offers

Upon the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal, we will accept any and all outstanding notes validly tendered and not withdrawn prior to 12:00 midnight, New York City time, on February 11, 2010, or such date and time to which we extend the exchange offers. We will issue $1,000 in principal amount of exchange notes in exchange for each $1,000 principal amount of outstanding notes accepted in the exchange offers. Holders may tender some or all of their outstanding notes pursuant to the exchange offers. Outstanding notes may only be tendered in integral multiples of $1,000.

The form and terms of the exchange notes will be identical in all material respects to the form and terms of the outstanding notes except the exchange notes will have been registered under the Securities Act, will not bear legends restricting their transfer and will not provide for any additional interest upon our failure to fulfill our obligations under the registration rights agreement to complete the exchange offers, or file, and cause to be effective, a shelf registration statement, if required thereby, within the specified time period. The exchange notes will evidence the same debt as the outstanding notes. The exchange cash-pay notes and the exchange PIK toggle notes will be issued under and entitled to the benefits of the same indenture that authorized the issuance of the outstanding cash-pay notes and the outstanding PIK toggle notes. For a description of the indenture, see “Description of the Exchange Notes.”

As of the date of this prospectus: (a) $700,000,000 in aggregate principal amount of outstanding cash-pay notes are outstanding and (b) $790,782,000 million in aggregate principal amount of outstanding PIK toggle notes are outstanding. This prospectus, together with the letter of transmittal, is being sent to the registered holders of outstanding notes. There will be no fixed record date for determining registered holders of outstanding notes entitled to participate in the exchange offers. We intend to conduct the exchange offers in accordance with the provisions of the registration rights agreement, the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations of the SEC. Outstanding notes that are not tendered for exchange in the exchange offers will remain outstanding and continue to accrue interest and will be entitled to the rights and benefits such holders have under the indenture relating to such holders’ series of outstanding notes but will not retain any rights under the registration rights agreement.

We will be deemed to have accepted validly tendered outstanding notes when we have given oral or written notice thereof to The Bank of New York Mellon, which is acting as the exchange agent. The exchange agent will act as agent for the tendering holders for the purpose of receiving the exchange notes from us. If any tendered outstanding notes are not accepted for exchange because of an invalid tender, or upon the occurrence of certain other events set forth under the heading “—Conditions to the Exchange Offers,” any such unaccepted outstanding notes will be returned, without expense, to the tendering holder of those outstanding notes promptly after the expiration date unless the exchange offers are extended.

If you tender your outstanding notes in the exchange offers, you will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes with respect to the exchange of outstanding notes in the exchange offers. We will pay all charges and expenses, other than certain applicable taxes, applicable to the exchange offers. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date shall be 12:00 midnight, New York City time, on February 11, 2010, unless we, in our sole discretion, extend the exchange offers, in which case the expiration date shall be the latest date and time to which the exchange offers are extended. In order to extend the exchange offers, we will notify the exchange agent and each registered holder of any extension by oral or written notice prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date and will also disseminate notice of any extension by press release or other public announcement prior to 9:00 a.m., New York City time on such date. We reserve the right, in our sole discretion:

•

to delay accepting any outstanding notes, to extend the exchange offers or, if any of the conditions set forth under “—Conditions to the Exchange Offers” shall not have been satisfied, to terminate either or both of the exchange offers, by giving oral or written notice of that delay, extension or termination to the exchange agent, or

•	to amend the terms of either or both of the exchange offers in any manner.

Conditions to the Exchange Offers

Notwithstanding any other term of the exchange offers, we will not be required to accept for exchange, or to issue exchange notes in exchange for, any outstanding notes and we may terminate or amend either or both of the exchange offers as provided in this prospectus prior to the expiration date if in our reasonable judgment:

•	the exchange offers or the making of any exchange by a holder violates any applicable law or interpretation of the SEC; or

•

any action or proceeding has been instituted or threatened in any court or by or before any governmental agency with respect to the exchange offers that, in our judgment, would reasonably be expected to impair our ability to proceed with the exchange offers.

In addition, we will not be obligated to accept for exchange the outstanding notes of any holder that has not made to us:

•	the representations described under “—Purpose and Effect of the Exchange Offers,” “—Procedures for Tendering Outstanding Notes” and “Plan of Distribution;” or

•

any other representations as may be reasonably necessary under applicable SEC rules, regulations, or interpretations to make available to us an appropriate form for registration of the exchange notes under the Securities Act.

We expressly reserve the right at any time or at various times to extend the period of time during which the exchange offers are open. Consequently, we may delay acceptance of any outstanding notes by giving oral or written notice of such extension to their holders. We will return any outstanding notes that we do not accept for exchange for any reason without expense to the tendering holder promptly after the expiration or termination of the applicable exchange offer.

We expressly reserve the right to amend or terminate either or both of the exchange offers and to reject for exchange any outstanding notes not previously accepted for exchange, upon the occurrence of any of the conditions of the exchange offers specified above. We will give oral or written notice of any extension, amendment, non-acceptance or termination to the holders of the outstanding notes as promptly as practicable. In the case of any extension, such notice will be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date.

These conditions are for our sole benefit and we may assert them regardless of the circumstances that may give rise to them or waive them in whole or in part at any or at various times prior to the expiration date in our sole discretion. If we fail at any time to exercise any of the foregoing rights, this failure will not constitute a waiver of such right. Each such right will be deemed an ongoing right that we may assert at any time or at various times prior to the expiration date.

In addition, we will not accept for exchange any outstanding notes tendered, and will not issue exchange notes in exchange for any such outstanding notes, if at such time any stop order is threatened or in effect with respect to the exchange offer registration statement or the qualification of the indenture under the Trust Indenture Act of 1939 (the “TIA”).

Procedures for Tendering Outstanding Notes

To tender your outstanding notes in the applicable exchange offer, you must comply with either of the following:

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complete, sign and date the letter of transmittal, or a facsimile of the letter of transmittal, have the signature(s) on the letter of transmittal guaranteed if required by the letter of transmittal and mail or deliver such letter of transmittal or facsimile thereof to the exchange agent at the address set forth below under “—Exchange Agent—Notes” prior to the expiration date; or

•	comply with DTC’s Automated Tender Offer Program procedures described below.

In addition, either:

•	the exchange agent must receive certificates for outstanding notes along with the applicable letter of transmittal prior to the expiration date;

•

the exchange agent must receive a timely confirmation of book-entry transfer of outstanding notes into the exchange agent’s account at DTC according to the procedures for book-entry transfer described below or a properly transmitted agent’s message prior to the expiration date; or

•	you must comply with the guaranteed delivery procedures described below.

Your tender, if not validly withdrawn prior to the expiration date, constitutes an agreement between us and you upon the terms and subject to the conditions described in this prospectus and in the applicable letter of transmittal.

The method of delivery of outstanding notes, letters of transmittal, and all other required documents to the exchange agent is at your election and risk. We recommend that instead of delivery by mail, you use an overnight or hand delivery service, properly insured. In all cases, you should allow sufficient time to assure timely delivery to the exchange agent before the expiration date. You should not send letters of transmittal or certificates representing outstanding notes to us. You may request that your broker, dealer, commercial bank, trust company or nominee effect the above transactions for you.

If you are a beneficial owner whose outstanding notes are registered in the name of a broker, dealer, commercial bank, trust company, or other nominee and you wish to tender your outstanding notes, you should promptly contact the registered holder and instruct the registered holder to tender on your behalf. If you wish to tender the outstanding notes yourself, you must, prior to completing and executing the applicable letter of transmittal and delivering your outstanding notes, either:

•	make appropriate arrangements to register ownership of the outstanding notes in your name; or

•	obtain a properly completed bond power from the registered holder of outstanding notes.

The transfer of registered ownership may take considerable time and may not be able to be completed prior to the expiration date.

Signatures on the applicable letter of transmittal or a notice of withdrawal, as the case may be, must be guaranteed by a member firm of a registered national securities exchange or of the Financial Industry Regulatory Authority, Inc., a commercial bank or trust company having an office or correspondent in the United States or another “eligible guarantor institution” within the meaning of Rule 17A(d)-15 under the Exchange Act unless the outstanding notes surrendered for exchange are tendered:

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by a registered holder of the outstanding notes who has not completed the box entitled “Special Registration Instructions” or “Special Delivery Instructions” on the applicable letter of transmittal; or

•	for the account of an eligible guarantor institution.

If the applicable letter of transmittal is signed by a person other than the registered holder of any outstanding notes listed on the outstanding notes, such outstanding notes must be endorsed or accompanied by a properly completed bond power. The bond power must be signed by the registered holder as the registered holder’s name appears on the outstanding notes and an eligible guarantor institution must guarantee the signature on the bond power.

If the applicable letter of transmittal or any certificates representing outstanding notes, or bond powers are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity, those persons should also indicate when signing and, unless waived by us, they should also submit evidence satisfactory to us of their authority to so act.

The exchange agent and DTC have confirmed that any financial institution that is a participant in DTC’s system may use DTC’s Automated Tender Offer Program to tender. Participants in the program may, instead of physically completing and signing the applicable letter of transmittal and delivering it to the exchange agent, electronically transmit their acceptance of the exchange by causing DTC to transfer the outstanding notes to the exchange agent in accordance with DTC’s Automated Tender Offer Program procedures for transfer. DTC will then send an agent’s message to the exchange agent. The term “agent’s message” means a message transmitted by DTC, received by the exchange agent and forming part of the book-entry confirmation, which states that:

•	DTC has received an express acknowledgment from a participant in its Automated Tender Offer Program that is tendering outstanding notes that are the subject of the book-entry confirmation;

•

the participant has received and agrees to be bound by the terms of the applicable letter of transmittal, or in the case of an agent’s message relating to guaranteed delivery, that such participant has received and agrees to be bound by the applicable notice of guaranteed delivery; and

•	we may enforce that agreement against such participant.

DTC is referred to herein as a “book-entry transfer facility.”

Acceptance of Exchange Notes

In all cases, we will promptly issue exchange notes for outstanding notes that we have accepted for exchange under the applicable exchange offer only after the exchange agent timely receives:

•	outstanding notes or a timely book-entry confirmation of such outstanding notes into the exchange agent’s account at the book-entry transfer facility; and

•	a properly completed and duly executed letter of transmittal and all other required documents or a properly transmitted agent’s message.

By tendering outstanding notes pursuant to the applicable exchange offer, you will represent to us that, among other things:

•	you are not our affiliate or an affiliate of any guarantor within the meaning of Rule 405 under the Securities Act;

•	you do not have an arrangement or understanding with any person or entity to participate in a distribution of the exchange notes; and

•	you are acquiring the exchange notes in the ordinary course of your business.

In addition, each broker-dealer that is to receive exchange notes for its own account in exchange for outstanding notes must represent that such outstanding notes were acquired by that broker-dealer as a result of market-making activities or other trading activities and must acknowledge that it will deliver a prospectus that meets the requirements of the Securities Act in connection with any resale of the exchange notes. The applicable letter of transmittal states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. See “Plan of Distribution.”

We will interpret the terms and conditions of the exchange offers, including the letters of transmittal and the instructions to the letters of transmittal, and will resolve all questions as to the validity, form, eligibility, including time of receipt, and acceptance of outstanding notes tendered for exchange. Our determinations in this regard will be final and binding on all parties. We reserve the absolute right to reject any and all tenders of any particular outstanding notes not properly tendered or to not accept any particular outstanding notes if the acceptance might, in our or our counsel’s judgment, be unlawful. We also reserve the absolute right to waive any defects or irregularities as to any particular outstanding notes prior to the expiration date.

Unless waived, any defects or irregularities in connection with tenders of outstanding notes for exchange must be cured within such reasonable period of time as we determine. Neither we, the exchange agent, nor any other person will be under any duty to give notification of any defect or irregularity with respect to any tender of outstanding notes for exchange, nor will any of them incur any liability for any failure to give notification. Any outstanding notes received by the exchange agent that are not properly tendered and as to which the irregularities have not been cured or waived will be returned by the exchange agent to the tendering holder, unless otherwise provided in the applicable letter of transmittal, promptly after the expiration date.

Book-Entry Delivery Procedures

Promptly after the date of this prospectus, the exchange agent will establish an account with respect to the outstanding notes at DTC, as the book-entry transfer facility, for purposes of the exchange offers. Any financial institution that is a participant in the book-entry transfer facility’s system may make book-entry delivery of the outstanding notes by causing the book-entry transfer facility to transfer those outstanding notes into the exchange agent’s account at the facility in accordance with the facility’s procedures for such transfer. To be timely, book-entry delivery of outstanding notes requires receipt of a confirmation of a book-entry transfer, a “book-entry confirmation,” prior to the expiration date. In addition, although delivery of outstanding notes may be effected through book-entry transfer into the exchange agent’s account at the book-entry transfer facility, the applicable letter of transmittal or a manually signed facsimile thereof, together with any required signature guarantees and any other required documents, or an “agent’s message,” as defined below, in connection with a book-entry transfer, must, in any case, be delivered or transmitted to and received by the exchange agent at its address set forth on the cover page of the applicable letter of transmittal prior to the expiration date to receive exchange notes for tendered outstanding notes, or the guaranteed delivery procedure described below must be complied with. Tender will not be deemed made until such documents are received by the exchange agent. Delivery of documents to the book-entry transfer facility does not constitute delivery to the exchange agent.

Holders of outstanding notes who are unable to deliver confirmation of the book-entry tender of their outstanding notes into the exchange agent’s account at the book-entry transfer facility or all other documents required by the applicable letter of transmittal to the exchange agent prior to the expiration date may tender their outstanding notes according to the guaranteed delivery procedures described below.

Guaranteed Delivery Procedures

If you wish to tender your outstanding notes but your outstanding notes are not immediately available or you cannot deliver your outstanding notes, the applicable letter of transmittal or any other required documents to the exchange agent or comply with the procedures under DTC’s Automatic Tender Offer Program in the case of outstanding notes, prior to the expiration date, you may still tender if:

•	the tender is made through an eligible guarantor institution;

•

prior to the expiration date, the exchange agent receives from such eligible guarantor institution either a properly completed and duly executed notice of guaranteed delivery, by facsimile transmission, mail, or hand delivery or a properly transmitted agent’s message and notice of guaranteed delivery, that (1) sets forth your name and address, the certificate number(s) of such outstanding notes and the principal amount of outstanding notes tendered; (2) states that the tender is being made thereby; and (3) guarantees that, within three New York Stock Exchange trading days after the expiration date, the letter of transmittal, or facsimile thereof, together with the outstanding notes or a book-entry confirmation, and any other documents required by the letter of transmittal, will be deposited by the eligible guarantor institution with the exchange agent; and

•

the exchange agent receives the properly completed and executed letter of transmittal or facsimile thereof, as well as certificate(s) representing all tendered outstanding notes in proper form for transfer or a book-entry confirmation of transfer of the outstanding notes into the exchange agent’s account at DTC and all other documents required by the letter of transmittal within three New York Stock Exchange trading days after the expiration date.

Upon request, the exchange agent will send to you a notice of guaranteed delivery if you wish to tender your outstanding notes according to the guaranteed delivery procedures.

Withdrawal Rights

Except as otherwise provided in this prospectus, you may withdraw your tender of outstanding notes at any time prior to 12:00 midnight, New York City time, on the expiration date.

For a withdrawal to be effective:

•	the exchange agent must receive a written notice, which may be by telegram, telex, facsimile or letter, of withdrawal at its address set forth below under “—Exchange Agent;” or

•	you must comply with the appropriate withdrawal procedures of DTC’s Automated Tender Offer Program system.

Any notice of withdrawal must:

•	specify the name of the person who tendered the outstanding notes to be withdrawn;

•	identify the outstanding notes to be withdrawn, including the certificate numbers and principal amount of the outstanding notes; and

•	where certificates for outstanding notes have been transmitted, specify the name in which such outstanding notes were registered, if different from that of the withdrawing holder.

If certificates for outstanding notes have been delivered or otherwise identified to the exchange agent, then, prior to the release of such certificates, you must also submit:

•	the serial numbers of the particular certificates to be withdrawn; and

•	a signed notice of withdrawal with signatures guaranteed by an eligible institution unless your are an eligible guarantor institution.

If outstanding notes have been tendered pursuant to the procedures for book-entry transfer described above, any notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn outstanding notes and otherwise comply with the procedures of the facility. We will determine all questions as to the validity, form, and eligibility, including time of receipt of notices of withdrawal and our determination will be final and binding on all parties. Any outstanding notes so withdrawn will be deemed not to have been validly tendered for exchange for purposes of the exchange offers. Any outstanding notes that have been tendered for exchange but that are not exchanged for any reason will be returned to their holder, without cost to the holder, or, in the case of book-entry transfer, the outstanding notes will be credited to an account at the book-entry transfer facility, promptly after withdrawal, rejection of tender or termination of the applicable exchange offer. Properly withdrawn outstanding notes may be re-tendered by following the procedures described under “—Procedures for Tendering Outstanding Notes” above at any time prior to the expiration date.

Exchange Agent

The Bank of New York Mellon has been appointed as the exchange agent for the exchange offers. The Bank of New York Mellon also acts as trustee under the indenture governing the notes. You should direct all executed letters of transmittal and all questions and requests for assistance, requests for additional copies of this prospectus or of the letters of transmittal, and requests for notices of guaranteed delivery to the exchange agent addressed as follows:

By Registered and Certified Mail:	By Overnight Courier or Regular Mail:	By Hand Delivery:

The Bank of New York Mellon Corporate Trust Operations Reorganization Unit 101 Barclay Street—7 East New York, NY 10286 Attn: Diane Amoroso	The Bank of New York Mellon Corporate Trust Operations Reorganization Unit 101 Barclay Street—7 East New York, NY 10286 Attn: Diane Amoroso	The Bank of New York Mellon Corporate Trust Operations Reorganization Unit 101 Barclay Street—7 East New York, NY 10286 Attn: Diane Amoroso

By Facsimile Transmission:
(212) 298-1915

Confirm by Telephone:
(212) 815-2742

If you deliver the letter of transmittal to an address other than the one set forth above or transmit instructions via facsimile to a number other than the one set forth above, that delivery or those instructions will not be effective.

Fees and Expenses

The registration rights agreement provides that we will bear all expenses in connection with the performance of our obligations relating to the registration of the exchange notes and the conduct of the exchange offers. These expenses include registration and filing fees, accounting and legal fees and printing costs, among others. We will pay the exchange agent reasonable and customary fees for its services and reasonable out-of-pocket expenses. We will also reimburse brokerage houses and other custodians, nominees and fiduciaries for customary mailing and handling expenses incurred by them in forwarding this prospectus and related documents to their clients that are holders of outstanding notes and for handling or tendering for such clients.

We have not retained any dealer-manager in connection with the exchange offers and will not pay any fee or commission to any broker, dealer, nominee or other person, other than the exchange agent, for soliciting tenders of outstanding notes pursuant to the exchange offers.

Accounting Treatment

We will record the exchange notes in our accounting records at the same carrying value as the outstanding notes, which is the aggregate principal amount as reflected in our accounting records on the date of the exchanges. Accordingly, we will not recognize any gain or loss for accounting purposes upon the consummation of the exchange offers. We will record the expenses of the exchange offers as incurred.

Transfer Taxes

We will pay all transfer taxes, if any, applicable to the exchanges of outstanding notes under the exchange offers. The tendering holder, however, will be required to pay any transfer taxes, whether imposed on the registered holder or any other person, if:

•

certificates representing outstanding notes for principal amounts not tendered or accepted for exchange are to be delivered to, or are to be issued in the name of, any person other than the registered holder of outstanding notes tendered;

•	tendered outstanding notes are registered in the name of any person other than the person signing the letter of transmittal; or

•	a transfer tax is imposed for any reason other than the exchange of outstanding notes under the exchange offers.

If satisfactory evidence of payment of such taxes is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed to that tendering holder.

Consequences of Failure to Exchange

If you do not exchange your outstanding notes for exchange notes under the exchange offers, your outstanding notes will continue to accrue interest and to be subject to the provisions in the indenture regarding the transfer and exchange of the outstanding notes and the existing restrictions on transfer set forth in the legend on the outstanding notes. After completion of these exchange offers, we will have no further obligation to provide for the registration under the Securities Act of those outstanding notes except in limited circumstances with respect to specific types of holders of outstanding notes and we do not intend to register the outstanding notes under the Securities Act. In general, outstanding notes, unless registered under the Securities Act, may not be offered or sold except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities laws.

Other

Participating in the exchange offers is voluntary, and you should carefully consider whether to accept. You are urged to consult your financial and tax advisors in making your own decision on what action to take.

We may in the future seek to acquire untendered outstanding notes in open market or privately negotiated transactions, through subsequent exchange offers or otherwise. We have no present plans to acquire any outstanding notes that are not tendered in the exchange offers or to file a registration statement to permit resales of any untendered outstanding notes.

THE PRIOR TRANSACTIONS

On October 26, 2007, we consummated the Merger, pursuant to which Avaya became a wholly owned subsidiary of Parent. Parent was formed by affiliates of the Sponsors solely for the purpose of entering into the Merger Agreement and consummating the Merger.

In connection with the Merger, we entered into new debt financing consisting of (i) a senior secured multi-currency asset-based revolving credit facility in an aggregate commitment amount of up to $335 million, subject to availability under a borrowing base, (ii) a senior secured credit facility including (a) a senior secured term loan in the aggregate principal amount of $3.8 billion and (b) a senior secured multi-currency revolver in an aggregate commitment amount of $200 million, and (iii) a $1,450 million senior unsecured credit facility, consisting of $700 million of senior cash-pay loans and $750 million of senior PIK toggle loans. The Merger was financed by borrowings under our senior secured credit facility, our senior unsecured credit facility and the investment in equity securities of Parent by the Sponsors, certain co-investors and certain members of our management. The closing of the credit facilities occurred contemporaneously with the closing of the Merger on October 26, 2007. On October 24, 2008, the senior cash-pay loans were converted into the outstanding cash-pay notes and the senior PIK toggle loans were converted into the outstanding PIK toggle notes. See “Description of Certain Other Indebtedness” and “Description of the Exchange Notes.”

RECENT DEVELOPMENTS

On December 18, 2009, Avaya acquired NES for $944 million in cash consideration. In connection with this transaction, Avaya acquired substantially all of the assets associated with NES, including all of the shares of Nortel Government Solutions Incorporated.

The transaction was consummated following the execution of stalking horse acquisition agreements on July 20, 2009, the completion of a competitive auction on September 14, 2009 in which Avaya was named the winning bidder, the execution of amended acquisition agreements and the approvals of the United States Bankruptcy Court for the District of Delaware and the Ontario Superior Court of Justice on September 16, 2009 with respect to the sale of NES to Avaya.

The purchase price of the NES acquisition and the payment of related fees and expenses (including integration expenses that are anticipated to be incurred) were funded with (i) the cash proceeds received by Avaya from its issuance of $1,000 million in aggregate principal amount of additional term loans under, and in accordance with the terms of, Avaya’s existing senior secured credit facility, (ii) a capital contribution to Avaya from Parent in the amount of $125 million from the issuance of Series A preferred stock and warrants to purchase common stock of Parent, and (iii) approximately $184 million of Avaya’s existing cash.

Avaya’s new term loans were issued at an original issue discount of 20.0% (thereby providing $800 million of cash proceeds to Avaya) and bear interest at a rate equal to, at Avaya’s option, either (1) a LIBOR rate (subject to a floor of 3.0%) plus a margin of 7.5%, or (2) a base rate (subject to a floor of 4.0%) plus a margin of

6.5%. Except with respect to interest rates, the new term loans have substantially the same terms as the existing term loans under Avaya’s senior secured credit facility, including the maturity date, security interests, amortization, covenants and events of default. In addition to receiving payments of principal and interest, upon funding of their loans at the closing of the acquisition, Avaya’s financing sources that committed to provide the new term loans in July 2009 in connection with Avaya’s stalking horse proposal to purchase NES received an aggregate commitment fee of $16 million, or 2% of the total amount committed to be funded.

Funds affiliated with Silver Lake and TPG provided an aggregate of approximately $443 million of cash proceeds from the issuance of the new term loans, with each sponsor-affiliated lending group providing approximately $222 million of such cash proceeds. Based upon the amount of the financing commitment provided in July 2009, the Silver Lake funds on the one hand and the TPG funds on the other hand each received an aggregate of approximately $7 million of commitment fees pursuant to the terms of their commitments. For more information regarding Avaya’s new term loans, see “Description of Certain Other Indebtedness.”

Upon funding of the new term loans, Avaya’s financing sources also received, directly or indirectly, warrants to purchase an aggregate of 61,538,462 shares of the common stock of Parent at an exercise price equal to $3.25 per share. As a result, the Silver Lake funds on the one hand and the TPG funds on the other hand each received warrants to purchase an aggregate of 17,034,777 shares of Parent common stock at an exercise price of $3.25 per share.

In addition, funds affiliated with Silver Lake and TPG invested an aggregate of approximately $78 million to fund the capital contribution from Parent to Avaya, with each sponsor-affiliated group of investors investing approximately $39 million of such amount. In consideration for such investment, the Silver Lake funds on the one hand and the TPG funds on the other hand each received an aggregate of 38,864 shares of Series A preferred stock of Parent and warrants to purchase 11,958,192 shares of Parent common stock at an exercise price of $3.25 per share.

USE OF PROCEEDS

We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offers. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive in exchange a like principal amount of outstanding notes, the terms of which are identical in all material respects to the exchange notes. The outstanding notes surrendered in exchange for the exchange notes will be retired and canceled and cannot be reissued. Accordingly, the issuance of the exchange notes will not result in any change in our capitalization.

CAPITALIZATION

The following table sets forth the total capitalization of Avaya and NES as of September 30, 2009. The pro forma combined figures give effect to the acquisition of NES and its related financing as if they had occurred on September 30, 2009. The information should be read in conjunction with “Use of Proceeds,” “Summary Historical Consolidated Financial Data,” “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the audited and unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus.

	Historical
In millions	Avaya Inc.	NES	Pro Forma Adjustments	Pro Forma Combined
Debt:
Senior secured term loan	$3,700	$—	$728	$4,428
9.75% senior unsecured cash pay notes due 2015	700	—	—	700
10.125%/10.875% senior unsecured PIK toggle notes due 2015	750	—	—	750
Other	—	28	—	28

Total debt	5,150	28	728	5,906

Stockholders’ (deficiency) equity	(697)	61	102	(534)

Total capitalization	$4,453	$89	$830	$5,372

SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

The selected historical consolidated financial data set forth below as of and for the year ended September 30, 2007, the periods October 1, 2007 through October 26, 2007 and October 27, 2007 through September 30, 2008, and the year ended September 30, 2009 have been derived from our audited consolidated financial statements and related notes appearing elsewhere in this prospectus. The selected historical consolidated financial data set forth below as of and for the year ended September 30, 2005 and 2006 has been derived from audited consolidated financial statements that are not included in this prospectus. As part of the Merger on October 26, 2007, we entered into various financing arrangements and, as a result, we now have a different capital structure than we had prior to the Merger. Accordingly, the results of operations for periods subsequent to the Merger will not necessarily be comparable to prior periods.

The Merger resulted in the creation of a new entity for accounting purposes as of October 26, 2007. Our financial results for the periods through October 26, 2007 are referred to as those of the “Predecessor” period. Our financial results for periods after October 26, 2007 are referred to as those of the “Successor” period.

The selected historical consolidated financial data set forth below should be read in conjunction with our consolidated financial statements and related notes and the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this prospectus.

The following are some of the items affecting the comparability of the selected financial information for the periods presented:

•

During the year ended September 30, 2009, we recorded impairments to goodwill and trademark and trade name indefinite–lived intangible assets of $235 million and $60 million, respectively. The impairments are primarily attributable to lower expected future discounted cash flows as a result of the continued weakness in the global economy and changes in discount rates.

•

During the year ended September 30, 2009, as a response to the global economic downturn, we began implementing additional initiatives designed to further streamline our operations and generate cost savings. Restructuring charges associated with these initiatives were $160 million and include employee separation costs primarily related to workforce actions in the EMEA and U.S. regions.

•

The provision for income taxes for fiscal 2009 was $30 million. The provision is substantially different than income taxes determined at the U.S. federal statutory rate. In fiscal 2009, we are in a three-year cumulative U.S. book tax loss position and have determined that it is more likely than not that our U.S. net deferred tax assets will not be realized. Accordingly, we have provided a valuation allowance against our U.S. net deferred tax assets. As a result, for fiscal 2009 we recorded a tax provision associated with earnings in certain profitable non-U.S. tax jurisdictions for the period offset by a minimal tax benefit relating to our U.S. pre-tax losses.

•

In connection with the Merger, we entered into financing arrangements on October 26, 2007 providing for $5,250 million in financing and received $2,436 million in Sponsor contributed capital. See “The Prior Transactions.”

•

During the year ended September 30, 2007 and the period October 1, 2007 through October 26, 2007 we incurred approximately $105 million and $57 million, respectively, of Merger-related costs. These costs included investment banking, legal and other third-party costs, as well as $96 million of non-cash stock compensation expense resulting from the accelerated vesting of stock options and restricted stock units in connection with the Merger.

•

As a result of the Merger, all of the assets and liabilities of the Predecessor company were recorded at estimated fair values by the Successor company in accordance with Statement of Financial Accounting Standards (“SFAS”) No. 141, “Business Combinations” (“SFAS 141”) at October 27, 2007. The purchase price allocation resulted in significant changes to our balance sheet accounts including, inventory, deferred income tax assets and liabilities, property, plant and equipment, intangible assets, goodwill, employee benefit obligations, deferred revenue and other assets, liabilities and stockholders’ equity accounts. These adjustments included increases to goodwill of $3,698 million and trademark and trade name indefinite-lived intangible assets of $545 million.

•

Amortization of intangible assets for the period October 27, 2007 through September 30, 2008 was $418 million. The increase over the fiscal year ended September 30, 2007 is attributable to the amortization expense associated with significant intangible asset values recorded in connection with the Merger. In purchase accounting, we recorded technologies, patents, licenses, customer relationships and other intangibles with an estimated fair value of $3,157 million. These assets are amortized over their estimated economic lives ranging from five to ten years.

•

During the period October 27, 2007 through September 30, 2008 we expensed in-process research and development (“IPRD”) of $112 million which represented certain technologies that, at the time of the Merger, were in the initial development stages and did not meet the technological feasibility standard necessary for capitalization. Accordingly, these amounts were charged to the Consolidated Statement of Operations at the date of the acquisition.

•

As a result of the Merger, we increased inventory by $182 million to reflect its estimated fair value less costs to sell. This adjustment in value was fully amortized to cost of goods sold in our Consolidated Statements of Operations during the period October 27, 2007 through September 30, 2008 as the inventory was sold.

•

For the period October 27, 2007 through September 30, 2008, we recorded impairments as part of our annual impairment tests to goodwill and trademark and trade name indefinite-lived intangible assets of $899 million and $130 million, respectively. The impairments are primarily the result of lower expected future cash flows as a result of the weakness in the global economy.

•

The benefit from income taxes for the period October 27, 2007 through September 30, 2008 was $183 million and reflects an effective benefit rate of 12.3%. The difference between our effective benefit rate and the U.S. federal statutory rate of 35% is primarily attributable to the non-deductible portions of the impairment of goodwill and the IPRD charge. The unrecognized tax benefits associated with the non-deductible portions of these charges is $334 million or 22% of pre-tax loss for the period October 27, 2007 through September 30, 2008.

•

During the fiscal years ended September 30, 2005, 2006, 2007 and the period October 1, 2007 through October 26, 2007, respectively, we recorded $22 million, $104 million, $36 million and $1 million of restructuring charges related to employee separation and lease termination costs in EMEA and the U.S. Restructuring actions taken during the period October 27, 2007 through September 30, 2008 were charged against the $330 million liability established in purchase accounting for employee separation costs and lease obligations, rather than impacting the Consolidated Statement of Operations.

•

During the years ended September 30, 2005 and 2006, we repurchased and retired 11,525,000 and 29,909,400 shares of our common stock, respectively, in accordance with the share repurchase plan authorized by the Board of Directors on April 19, 2005. Cash outflows against this transaction were $107 million in fiscal year 2005 and $328 million in fiscal year 2006.

•

In January 2007, we commenced a tender offer to acquire Ubiquity Software Corporation plc (“Ubiquity”), which developed and marketed Session Initiation Protocol (“SIP”) based communications software. We paid $147 million in cash, net of cash received. Ubiquity results have been consolidated as of February 28, 2007.

•

In November 2006, we acquired Traverse Networks, Inc. (“Traverse”), a developer of enterprise mobility solutions for unified communications, for $15 million in cash. Traverse results have been consolidated as of November 9, 2006.

•	During the years ended September 30, 2005 and 2006, we repaid a substantial amount of debt, including senior notes and Liquid Yield Option™ Notes (LYONs) (a trademark of Merill Lynch & Co., Inc.).

•	Effective October 1, 2006, we adopted SFAS 123(R) “Share-Based Payment” relating to accounting for stock options.

•	During the fourth quarter of fiscal 2005, we recorded a $590 million net tax benefit related to the reversal of a portion of our deferred tax valuation allowance.

•

In September 2005, we acquired Nimcat Networks Incorporated (“Nimcat”), a leading developer of embedded peer-to-peer IP call processing software. We paid $38 million in cash, net of cash received. Nimcat results have been consolidated as of September 16, 2005.

•

In November 2004, we acquired Tenovis Germany GmbH (“Tenovis”), a major European provider of enterprise communications systems and services. We paid $265 million in cash, including transaction fees and net of cash received, and assumed $287 million in debt. Tenovis results have been consolidated as of November 18, 2004. The acquisition of Tenovis resulted in a significant increase to our consolidated revenues and expenses and resulted in a significant increase in the proportion of our business outside of the United States.

•

In October 2004, we acquired Spectel plc (“Spectel”), a leading provider of audio conferencing solutions. We paid $110 million in cash, including transaction fees and net of cash received. Spectel results have been consolidated as of October 4, 2004.

	Predecessor				Successor
	Fiscal year ended September 30,			October 1, 2007 through October 26, 2007	October 27, 2007 through September 30, 2008	Fiscal year ended September 30, 2009
In millions	2005	2006	2007
STATEMENT OF OPERATIONS DATA:

REVENUE
Products	$2,586	$2,799	$2,882	$96	$2,603	$1,928
Services	2,316	2,349	2,396	150	2,320	2,222

	4,902	5,148	5,278	246	4,923	4,150
COSTS
Products:
Costs (exclusive of amortization of intangibles)	1,130	1,224	1,295	56	1,256	872
Amortization of technology intangible assets	13	15	20	1	231	248
Services	1,475	1,534	1,512	100	1,403	1,164

	2,618	2,773	2,827	157	2,890	2,284

GROSS MARGIN	2,284	2,375	2,451	89	2,033	1,866

OPERATING EXPENSES
Selling, general and administrative	1,524	1,532	1,552	111	1,466	1,274
Research and development	394	428	444	29	376	309
Amortization of intangible assets	46	48	48	4	187	207
Impairment of indefinite-lived intangible assets	—	—	—	—	130	60
Goodwill impairment	—	—	—	—	899	235
Restructuring charges, net	22	104	36	1	—	160
In-process research and development charge	—	—	—	—	112	12
Acquistion-related costs				—	—	29
Merger-related costs	—	—	105	57	1	—

	1,986	2,112	2,185	202	3,171	2,286

OPERATING INCOME (LOSS)	298	263	266	(113)	(1,138)	(420)

Interest expense	(19)	(3)	(1)	—	(377)	(409)
Other (expense) income, net	(32)	24	40	1	24	12

INCOME (LOSS) FROM CONTINUING OPERATIONS BEFORE INCOME TAXES	247	284	305	(112)	(1,491)	(817)
(Benefit from) provision for income taxes	(676)	83	93	(24)	(183)	30

INCOME (LOSS) FROM CONTINUING OPERATIONS	923	201	212	(88)	(1,308)	(847)

LOSS FROM DISCONTINUED OPERATIONS, NET OF INCOME TAXES	(2)	—	—	—	—	—

NET INCOME (LOSS)	$921	$201	$212	$(88)	$(1,308)	$(847)

	Predecessor				Successor
	Fiscal year ended September 30,			October 1, 2007 through October 26, 2007	October 27, 2007 through September 30, 2008	Fiscal year ended September 30, 2009
In millions	2005	2006	2007
BALANCE SHEET DATA (at end of period):

Cash and cash equivalents	$750	$899	$1,270		$579	$567
Intangible assets, net	337	263	248		3,154	2,636
Goodwill	914	941	1,157		3,956	3,695
Total assets	5,219	5,200	5,933		9,995	8,650
Total debt (excluding capital lease obligations)	14	—	—		5,222	5,150
Total stockholders’ equity (deficiency)	1,961	2,086	2,586		1,048	(697)

STATEMENT OF CASH FLOWS DATA:
Net cash provided by (used in) continuing operations:
Operating activities	$334	$647	$637	$133	$303	$242
Investing activities	(558)	(189)	(360)	(16)	(8,636)	(155)
Financing activities	(638)	(315)	54	11	7,524	(101)

OTHER FINANCIAL DATA:
EBITDA (unaudited)	$514	$520	$554	$(94)	$(517)	$238
Capital expenditures, net	147	117	120	8	120	76
Capitalized software development costs	59	71	93	7	74	43

Management’s Use of EBITDA

We define EBITDA as net income (loss) before income taxes, interest income, interest expense, and depreciation and amortization. We use EBITDA to assess our consolidated financial and operating performance, and we believe this non-GAAP measure is helpful in identifying trends in our performance.

This measure provides an assessment of controllable expenses and affords management the ability to make decisions to facilitate meeting current financial goals and achieving optimal financial performance. It provides an indicator for management to determine if adjustments to current spending decisions are needed.

EBITDA provides us with a measure of operating performance that excludes the results of decisions that are outside the control of operating management which can differ significantly from company to company depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which companies operate and capital investments. In addition, EBITDA provides more comparability between the historical results of our company and results that reflect purchase accounting and the new capital structure. Accordingly, EBITDA measures our financial performance based on operational factors that management can impact in the short-term, namely the cost structure or expenses of the organization.

EBITDA has limitations as an analytical tool. EBITDA is not an alternative to net income (loss), income from operations or cash flows provided by or used in operations as calculated and presented in accordance with GAAP. Additionally, EBITDA is not intended to be a measure of free cash flow available for management’s discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. You should not rely on EBITDA as a substitute for any such GAAP financial measure.

We strongly urge you to review the reconciliation of EBITDA to GAAP net income (loss), along with our consolidated financial statements included elsewhere in this prospectus. We also strongly urge you to not rely on any single financial measure to evaluate our business. In addition, because EBITDA is not a measure of financial performance under GAAP and is susceptible to varying calculations, this measure, as presented in this prospectus, may differ from, and may not be comparable to, similarly titled measures used by other companies.

An investor or potential investor may find these items important in evaluating our performance, results of operations and financial position. We use non-GAAP financial measures to supplement our GAAP results in order to provide a more complete understanding of the factors and trends affecting our business.

The following unaudited table is a reconciliation of income (loss) from continuing operations, which is a GAAP measure, to EBITDA for the periods indicated.

	Predecessor				Successor
	Fiscal year ended September 30,			October 1, 2007 through October 26, 2007	October 27, 2007 through September 30, 2008	Fiscal year ended September 30, 2009
In millions	2005	2006	2007
Income (loss) from continuing operations	$923	$201	$212	$(88)	$(1,308)	$(847)
Interest expense	19	3	1	—	377	409
Interest income	(24)	(36)	(49)	(5)	(19)	(6)
(Benefit from) provision for income taxes	(676)	83	93	(24)	(183)	30
Depreciation and amortization	272	269	297	23	616	652

EBITDA (unaudited)	$514	$520	$554	$(94)	$(517)	$238

Management’s Use of Adjusted EBITDA

Adjusted EBITDA is defined as EBITDA further adjusted to exclude certain non-cash items, non-recurring items and other adjustments permitted in calculating covenant compliance under our debt agreements. We believe that including supplementary information concerning adjusted EBITDA is appropriate to provide additional information to investors to demonstrate compliance with our debt agreements.

Adjusted EBITDA has limitations as an analytical tool. Adjusted EBITDA does not represent net income (loss) or cash flow from operations as those terms are defined by GAAP and does not necessarily indicate whether cash flows will be sufficient to fund cash needs. While adjusted EBITDA and similar measures are frequently used as measures of operations and the ability to meet debt service requirements, these terms are not necessarily comparable to other similarly titled captions of other companies due to the potential inconsistencies in the method of calculation. Adjusted EBITDA does not reflect the impact of earnings or charges resulting from matters that we consider not to be indicative of our ongoing operations. In particular, the definition of adjusted EBITDA in our debt agreements allows us to add back certain non-cash or non-recurring charges that are deducted in calculating net income (loss). However, these are expenses that may recur, may vary greatly and are difficult to predict.

The following unaudited table, which should be read in conjunction with the reconciliation of net income (loss) to EBITDA referenced above, provides a reconciliation of EBITDA to adjusted EBITDA for the periods indicated:

	Predecessor		Successor
In millions	Fiscal year ended September 30, 2007	October 1, 2007 through October 26, 2007	October 27, 2007 through September 30, 2008	Fiscal year ended September 30, 2009
EBITDA	$554	$(94)	$(517)	$238
Impact of purchase accounting adjustments (a)	—	—	230	(1)
Restructuring charges, net	36	1	—	160
Sponsors’ fees (b)	—	—	6	7
Merger-related costs (c)	105	57	1	—
Acquisition-related costs (d)	—	—	—	29
Integration-related costs	—	—	—	5
Strategic initiative costs (e)	—	—	27	21
Non-cash share-based compensation	39	—	21	10
Loss (gain) loss on sale of long-lived assets	(8)	—	1	1
Impairment of long-lived assets	8	—	140	62
Goodwill impairment	—	—	899	235
Bank fees	7	—	—	—
Loss (gain) on foreign currency transactions	—	1	(15)	(8)
Minority interest in subsidiary earnings	3	—	2	2
Pension/OPEB/FAS 112 costs	94	6	69	(4)

Adjusted EBITDA (f)	$838	$(29)	$864	$757

(a)	In fiscal 2008, represents adjustments to eliminate the impact of certain purchase accounting adjustments recorded as a result of the Merger, including: elimination of certain deferred revenues and deferred costs and expenses; elimination of previously capitalized software development costs; write-off of in-process research and development costs and adjustment to estimated fair values of certain assets and liabilities, such as inventory. In fiscal 2009, represents the recognition of the amortization of business partner commissions which were eliminated in purchase accounting, partially offset by in-process research and development costs from the acquisition of Adomo and the recognition of revenues and costs that were deferred in prior years and eliminated in purchase accounting as a result of the Merger.

(b)	Sponsors’ fees represent monitoring fees payable to Silver Lake and TPG pursuant to the management services agreement entered at the time of the Merger. See “Certain Relationships and Related Party Transactions—Agreements with our Investors—Management Services Agreement.”

(c)	Merger-related costs are costs directly attributable to the Merger and include investment banking, legal and other third-party costs, as well as $96 million of non-cash stock compensation resulting from the accelerated vesting of stock options and restricted stock units in connection with the Merger.

(d)	Acquisition-related costs include legal and other costs related to the acquisition of NES.

(e)	Strategic initiative costs represent consulting fees in connection with management’s cost-savings actions, which commenced subsequent to the Merger.

(f)	For purposes of calculating adjusted EBITDA under our debt agreements, we are also allowed to add back additional adjustments not included in this table including: (1) one-time IT-related business optimization, project start-up and new systems design costs associated with our cost savings initiatives; (2) estimated savings of headcount actions taken during each period as if those savings had been realized on the first day of that period; and (3) the estimated savings for planned actions expected to be taken within 36 months after the Merger. The aggregate adjustment from items (2) and (3) is limited to $100 million for any twelve-month period. For the fiscal years ended September 30, 2009 and 2008 the sum of the adjustments to adjusted EBITDA were $113 million and $107 million, respectively, in each case including the full amount of estimated savings for (2) and (3) above for the applicable periods.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

The following unaudited pro forma combined financial statements have been developed by applying pro forma adjustments to the historical consolidated financial statements of Avaya and NES appearing elsewhere in this prospectus. The unaudited pro forma combined statement of operations for the fiscal year ended September 30, 2009 gives effect to the acquisition of NES (the “Acquisition”) and its related financing as if they had occurred on October 1, 2008. The unaudited pro forma combined balance sheet as of September 30, 2009, gives effect to the Acquisition and its related financing as if they occurred on September 30, 2009. All pro forma adjustments and underlying assumptions are described more fully in the notes to the unaudited pro forma combined financial statements.

The pro forma information presented is for illustrative purposes only and is not necessarily indicative of the financial position or results of operations that would have been realized if the Acquisition and related financing were completed on the dates indicated, nor is it indicative of future operating results or financial position. The pro forma adjustments are based upon available information and certain assumptions that the management of Avaya believes to be reasonable. Because the Acquisition has only recently been completed, the estimates and assumptions regarding the Acquisition are preliminary. The final purchase price allocation will be based on a formal valuation analysis of the assets acquired and liabilities assumed at closing and is expected to result in differences in the estimates used in these pro forma combined financial statements, and those differences could be material. Furthermore, the ability of Avaya to integrate NES and realize the received benefits of the acquisition remains subject to a number of risks and uncertainties. See “Risk Factors.”

The unaudited pro forma combined financial statements do not include the effects of:

•

non-recurring income statement impacts arising directly as a result of the Acquisition, such as the short-term impact of fair value adjustments made to inventory and deferred revenue and related deferred cost balances;

•	any operating efficiencies or cost savings;

•	savings as a result of planned restructuring actions to be taken;

•	acquisition and integration expenses; or

•	any gross margin improvement in the future due to scale and leveraging of Avaya and NES supply chains;

You should read this information in conjunction with the:

•	accompanying notes to the unaudited pro forma combined financial statements;

•	audited historical consolidated financial statements of Avaya as of and for the year ended September 30, 2009, included elsewhere in this prospectus;

•	audited historical consolidated financial statements of NES as of and for the nine months ended September 30, 2009, included elsewhere in this prospectus.

The unaudited pro forma combined balance sheet as of September 30, 2009 has been derived from the historical audited consolidated balance sheets of Avaya and NES as of September 30, 2009. It is presented as if the Acquisition and the associated financing occurred on September 30, 2009. There were no material balances between Avaya and NES that required elimination at September 30, 2009.

The unaudited pro forma combined statement of operations of Avaya and NES for the year ended September 30, 2009 is presented as if the Acquisition and its related financing had taken place on October 1, 2008. Due to different fiscal year ends, the unaudited pro forma combined statement of operations for the fiscal year ended September 30, 2009 includes the historical audited results of Avaya for the fiscal year ended September 30, 2009 and the unaudited historical results of NES for the three months October 1, 2008 through December 31, 2008 and audited historical results for the nine months January 1, 2009 through September 30, 2009. There were no material transactions between Avaya and NES that require elimination during the period presented.

Avaya Inc.

Unaudited Pro Forma Combined Balance Sheet

September 30, 2009

	Historical		Pro Forma Adjustments	Pro Forma Combined
In millions	Avaya Inc.	NES
ASSETS
Current assets:
Cash and cash equivalents	$567	$38	$19	$624
Accounts receivable, net	655	305	(255)	705
Inventory	126	226	(75)	277
Deferred income taxes, net	7	7	—	14
Other current assets	173	65	(40)	198

TOTAL CURRENT ASSETS	1,528	641	(351)	1,818

Property, plant and equipment, net	419	68	—	487
Deferred income taxes, net	13	—	—	13
Intangible assets, net	2,636	45	571	3,252
Goodwill	3,695	122	146	3,963
Other assets	359	27	(115)	271

TOTAL ASSETS	$8,650	$903	$251	$9,804

LIABILITIES AND STOCKHOLDERS’ (DEFICIENCY) EQUITY
Current liabilities:
Debt maturing within one year	$38	$2	10	$50
Accounts payable	321	45	(66)	300
Payroll and benefit obligations	265	121	(103)	283
Deferred revenue	466	251	(147)	570
Business restructuring reserve, current portion	148	11	(11)	148
Other current liabilities	334	131	(15)	450

TOTAL CURRENT LIABILITIES	1,572	561	(332)	1,801

Long-term debt	5,112	26	718	5,856
Benefit obligations	2,053	—	—	2,053
Deferred income taxes, net	134	7	—	141
Business restructuring reserve, non-current portion	66	3	(3)	66
Other liabilities	410	245	(234)	421

TOTAL NON-CURRENT LIABILITIES	7,775	281	481	8,537

TOTAL STOCKHOLDERS’ (DEFICIENCY) EQUITY	(697)	61	102	(534)

TOTAL LIABILITIES AND STOCKHOLDERS’ (DEFICIENCY) EQUITY	$8,650	$903	$251	$9,804

See accompanying notes to unaudited pro forma combined financial statements

Avaya Inc.

Unaudited Pro Forma Combined Statement of Operations

Year Ended September 30, 2009

	Historical		Pro Forma Adjustments		Pro Forma Combined
	Avaya	NES
In millions	Year Ended September 30, 2009	Twelve Months Ended September 30, 2009
REVENUE
Products	$1,928	$1,514	$—		$3,442
Services	2,222	595	—		2,817

	4,150	2,109	—		6,259

COSTS
Products:
Costs (exclusive of amortization of intangibles)	872	959	—		1,831
Amortization of technology intangible assets	248	11	42	(a)	301
Services	1,164	393	—		1,557

	2,284	1,363	42		3,689

GROSS MARGIN	1,866	746	(42)		2,570

OPERATING EXPENSES
Selling, general and administrative	1,274	915	9	(b)	2,198
Research and development	309	411	—		720
Amortization of intangible assets	207	16	17	(a)	240
Impairment of indefinite-lived intangible assets	60	—	—		60
Goodwill impairment	235	49	(49	)(c)	235
Restructuring charges, net	160	34	—		194
In-process research and development charge	12	—	—		12
Acquisition-related costs	29	—	(29	)(d)	—
Other operating expenses, net	—	33	—		33

	2,286	1,458	(52)		3,692

OPERATING LOSS	(420)	(712)	10		(1,122)
Interest expense	(409)	(3)	(162	)(e)	(574)
Other income (expense), net	12	(2)	—		10

LOSS BEFORE REORGANIZATION ITEMS AND INCOME TAXES	(817)	(717)	(152)		(1,686)
Reorganization items	—	(147)	—		(147)

LOSS BEFORE INCOME TAXES	(817)	(864)	(152)		(1,833)
Provision for income taxes	30	13	—		43

NET LOSS	$(847)	$(877)	$(152)		$(1,876)

See accompanying notes to unaudited pro forma combined financial statements

NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

NOTE 1: BASIS OF PRESENTATION

The unaudited pro forma combined financial statements have been developed by applying pro forma adjustments to the historical consolidated financial statements of Avaya and NES, appearing elsewhere in this prospectus. The unaudited pro forma combined statement of operations for the fiscal year ended September 30, 2009 gives effect to the Acquisition and its related financing as if they had occurred on October 1, 2008. The unaudited pro forma combined balance sheet as of September 30, 2009, gives effect to the Acquisition and its related financing as if they occurred on September 30, 2009.

As more fully discussed in the Notes to Avaya’s September 30, 2009 audited consolidated financial statements appearing elsewhere in this prospectus, on December 18, 2009 (the “Acquisition Date”) Avaya acquired NES for $944 million in cash consideration. In connection with this transaction, Avaya acquired certain assets and assumed certain liabilities associated with NES, including all of the shares of Nortel Government Solutions Incorporated. The acquisition will be accounted for in accordance with FASB Accounting Standards Codification (“ASC”) Topic 805 “Business Combinations” (“ASC 805”), which requires an allocation of the purchase price of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The final purchase price allocation will be based on a formal valuation analysis of NES’s assets and liabilities as of the date the acquisition was consummated. See “Recent Developments,” presented elsewhere in this prospectus, for more information regarding the NES acquisition.

NOTE 2: PRELIMINARY PURCHASE PRICE ALLOCATION OF THE ACQUISITION

The allocation of the purchase price related to the Acquisition is preliminary as the Acquisition has only recently been completed. The final allocation of the purchase price will be based on a formal valuation analysis of the acquired assets and liabilities assumed as of the acquisition date. Differences are to be expected between the preliminary allocation of the purchase price in these unaudited pro forma combined financial statements and the final purchase price allocation based on a formal valuation and these differences could be material.

Pursuant to ASC 805, the total purchase price of $944 million was allocated to NES’s net tangible and intangible assets based on their estimated fair values as of the Acquisition Date, which for purposes of these unaudited pro forma combined financial statements is assumed to be September 30, 2009. The pro forma allocation of the purchase price to the assets acquired, the liabilities assumed and goodwill recognized is as follows:

In millions	Estimated Fair Values at September 30, 2009
Cash	$38
Accounts receivable	50
Inventory	151
Property, plant and equipment	68
Intangible assets	616
Accounts payable	(5)
Payroll and benefit obligations	(18)
Deferred revenue	(115)
Other assets and liabilities	(109)

Net assets acquired	676
Goodwill	268

Purchase price	$944

In accordance with ASC 805, goodwill, if any, is recognized as the excess of the purchase price over the estimated fair value of net assets acquired. Based on the Company’s preliminary estimates, the $944 million purchase price exceeded the estimated fair value of the net assets acquired, resulting in goodwill of $268 million.

Due to the nature and limitations of these preliminary calculations differences between the estimated fair values used in these pro forma calculations and those estimated under a formal valuation are expected to be different and those differences could be material.

NOTE 3: PRO FORMA ADJUSTMENTS

The unaudited pro forma combined financial statements reflect the pro forma adjustments of the Acquisition and the related financing. Pursuant to the acquisition method of accounting, the total purchase price, calculated as described in Note 2 to these unaudited pro forma combined financial statements, has been preliminarily allocated to the assets acquired and liabilities assumed based on their respective estimated fair values. There were no payable or receivable balances or transactions between Avaya and NES as of and for the year ended September 30, 2009.

The unaudited pro forma combined statement of operations does not include costs that may result from integration activities. Management of Avaya is in the process of making estimates of severance costs for employees, costs of vacating some facilities, or other costs associated with exiting activities of the acquired business that would affect the unaudited pro forma combined statement of operations for the year ended September 30, 2009.

Avaya has not identified any pre-Acquisition contingencies where the related asset, liability, or impairment is probable and the amount of the asset, liability or impairment can be reasonably estimated. Prior to the end of the purchase price allocation period, not to exceed one year from the acquisition date, if information becomes available that would indicate it is probable that such events have occurred and the amounts can be reasonably estimated, such items will be included in the purchase price allocation.

The pro forma combined provision for income taxes does not necessarily reflect the amounts that would have resulted had Avaya and NES filed consolidated income tax returns for the year ended September 30, 2009.

ADJUSTMENTS TO UNAUDITED PRO FORMA COMBINED BALANCE SHEET

The pro forma adjustments included in the unaudited pro forma combined balance sheet related to the Acquisition and associated financing as of September 30, 2009 are as follows:

In millions	Pro Forma Adjustments
Increases / (Decreases) in	Funding for Acquisition (1)	Debt Issuance And Equity Costs (2)	Acquisition- Related Costs (3)	Acquisition (4)	Net Assets Not Acquired (5)	Adjustments to Fair Value (6)	Net Adjustments
Cash and cash equivalents	925	(22)	(40)	(844)			19
Accounts receivable, net					(255)		(255)
Inventory						(75)	(75)
Other current assets		1			(41)		(40)
Intangible assets, net						571	571
Goodwill						146	146
Other assets		1		(100)		(16)	(115)
Debt maturing within one year	10						10
Accounts payable			(26)		(40)		(66)
Payroll and benefit obligations					(103)		(103)
Deferred revenue						(147)	(147)
Business restructuring reserve, current portion					(11)		(11)
Other current liabilities					(15)		(15)
Long-term debt	736	(18)					718
Business restructuring reserve, non-current portion					(3)		(3)
Other liabilities					(198)	(36)	(234)
Stockholders’ equity	179	(2)	(14)			(61)	102

(1)	Funding for acquisition—In connection with the Acquisition, the Company obtained $925 million to fund the purchase price and pay related fees and expenses in the form of $800 million of additional debt and $125 million of capital contributions received from the Company’s Parent, Sierra Holdings Corp. The Company received $800 million in cash proceeds in exchange for notes payable with a face value of $1,000 million and detachable warrants to purchase 61.5 million shares of the Parent’s common stock. The notes payable had an estimated fair value of $1,096 million at the date of Acquisition. With the exception of interest rates, the notes payable have similar terms as the pre-existing term loan under Avaya’s senior secured credit facility including maturity dates. The warrants have a term of 10-years, provide for an exercise price of $3.25 per share, and have an aggregate estimated fair value of $79 million. See “Recent Developments.” Under GAAP, the Company allocated the cash proceeds from the issuance of the notes payable to debt and the warrants based on their relative fair values, or $746 million and $54 million, respectively. Estimated debt repayments during the next twelve months of $10 million are reflected as debt maturing within one year.

(2)	Debt issuance and equity costs—The Company paid $18 million in fees directly to, or on behalf of, the creditors. These costs have been reflected as a reduction of the proceeds of the debt and will be accreted over the debt term as interest expense. Additionally, the Company paid $2 million in fees associated with the capital contribution by the Parent, which has been reflected as a reduction of such proceeds. The company also paid $2 million of professional and legal fees in connection with the debt, which has been reflected as capitalized debt issuance costs. The aggregate of these payments is $22 million, which has been reflected as a reduction of the gross proceeds of the $925 million of funding.

(3)	Acquisition-related costs—In connection with the Acquisition, the Company incurred approximately $43 million in legal and other third party charges. As of September 30, 2009, the Company expensed $29 million of these costs. Acquisition-related payments made prior to September 30, 2009 were $3 million, and $40 million of payments were made subsequent to September 30, 2009.

(4)	Acquisition—This pro forma adjustment represents the cash paid at closing of $844 million and reflects the purchase price of $944 million, reduced for the $100 million good-faith deposit made on July 20, 2009. This deposit was held in escrow and included in other non-current assets in the Company’s audited consolidated balance sheet as of September 30, 2009.

(5)	Net assets not acquired—The Company purchased only certain assets and assumed only certain liabilities of NES as defined in the acquisition agreements. These excluded balance sheet amounts include accounts receivable, other current assets, accounts payable, payroll and benefit obligations, restructuring charges, other current liabilities and other non current liabilities related to NES. This pro forma adjustment eliminates these excluded balances at their historical amounts.

(6)	Adjustments to fair value—The assets acquired and liabilities assumed of NES have been adjusted to their estimated fair values as of the acquisition date. Those adjustments are as follows:

Deferred revenue—NES’s historical deferred revenue balances have been adjusted to eliminate amounts related to projects for which NES had no further performance obligations as of the acquisition date as the deferred revenues related to these projects had a fair value of $0. The current portion of NES’s historical deferred revenues was $251 million and had a fair value of $104 million. Included in NES’s historical non-current other liabilities was $47 million of deferred revenue with an estimated fair value of $11 million. Accordingly, a pro forma adjustment of $147 million and $36 million has been provided to the current portion of deferred revenues and the non current portion of other liabilities, respectively, to reduce historical deferred revenues to their fair values.

Inventory—NES’s historical inventory balance was $226 million and included $114 million of deferred costs associated with the current portion of the deferred revenues discussed above. These deferred costs had an estimated fair value of $0 at the date of acquisition and have been eliminated. NES’s historical inventory balance of $112 million of for sale inventory (excluding the deferred costs noted above) has an estimated fair value of $151 million. The estimated fair value of this inventory was determined as the estimated selling price of the inventory less estimated costs to sell plus a reasonable profit margin. Accordingly, a pro forma adjustment of $75 million was provided to reduce the historical inventory amounts to their estimated fair value which represents the reduction of deferred costs of $114 million offset by the increase of for sale inventory of $39 million.

Intangible assets—The historical value of NES’s identifiable intangible assets (other than goodwill) was $45 million and had an estimated fair value of $616 million at the acquisition date. Accordingly, a pro forma adjustment of $571 million has been provided.

Identifiable intangible assets acquired included customer relationships, existing technology, in-process research and development, trade names, and licensing agreements. The estimated useful lives for the intangible assets except in-process research and development are determined based on the expected benefit period of the NES assets and historical experience with similar assets. The Company expects to amortize the estimated fair value of these assets based on the straight-line method.

The preliminary estimated fair values, related amortization periods, and the pro forma amortization expense for the twelve month period ended September 30, 2009 are as follows (dollars in millions):

In millions	Estimated Value of Intangible Asset Acquired	Estimated Average Useful Lifes	Twelve Months Amortization Expense
Customer relationships	$332	10 years	$33
Existing technology	254	5 years	51
In-process research and development	22	To be determined(a)	—
Trade names	2	Indefinite-lived	—
Licensing agreements	6	4 years	2

	$616		$86

(a)	In-process research and development is recorded at fair value as determined at the acquisition date until the completion or abandonment of the associated research and development efforts. Upon completion of development, acquired in-process research and development assets are generally considered amortizable, finite-lived assets.

Goodwill—NES’s historical goodwill balance of $122 million has been eliminated and $268 million of goodwill as calculated in Note 2 above has been provided for purposes of the combined pro forma financial statements, resulting in a net increase in goodwill of $146 million.

Deferred costs—NES’s historical other asset account balance of $27 million included $16 million of deferred costs related to deferred revenues discussed above. These deferred costs had an estimated fair value of $0 at the date of Acquisition and have been eliminated.

NES equity—NES’s historical equity balance of $61 million was eliminated in connection with the Acquisition.

ADJUSTMENTS TO UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

The pro forma adjustments included in the unaudited pro forma combined statement of operations related to the Acquisition and associated financing for the year ended September 30, 2009 are as follows:

(a) Amortization of intangible assets—The pro forma adjustment of $59 million has been provided to amortize intangible assets for the year ended September 30, 2009. The pro forma adjustment to amortization reflects the additional expense associated with the stepped-up value of these assets and the stated useful lives of the assets as of September 30, 2009, offset by historical amortization expense.

	For the year ended September 30, 2009
In millions	Customer Relationships	Existing Technology	License Agreements	Total Amortization	Less: NES Historical Amortization	Pro Forma Amortization Adjustment
Cost : Products—amortization of technology intangible assets	$—	$51	$2	$53	$(11)	$42
Selling, general and administrative	33	—	—	33	(16)	17

Pro forma amortization	$33	$51	$2	$86	$(27)	$59

(b) Selling, general and administrative expenses—The $9 million adjustment reflects the impact of $8 million of amortization related to a $15 million employee retention fund, which was created to provide retention awards to certain key employees of NES over a two year vesting period, and $6 million of share-based compensation expense associated with grants to certain employees in connection with the completion of the Acquisition. This was partially offset by $5 million of one-time third party acquisition-related integration costs included in Avaya’s results for the fiscal year ended September 30, 2009.

(c) Goodwill impairment—The $49 million adjustment reflects the elimination of goodwill impairment for the year ended September 30, 2009 for NES.

(d) Acquisition-related costs—Certain costs and expenses reflected in the historical financial statements for the year ended September 30, 2009 of $29 million are directly related to the acquisition and are non-recurring in nature. Therefore, they have been eliminated from the unaudited pro forma combined statement of operations. These costs include investment banking, legal and other third-party costs in connection with the Acquisition.

(e) Interest expense—The $162 million pro forma increase to interest expense for the year ended September 30, 2009 represents interest on debt related to the Acquisition and amortization of the $271 million debt discount and $2 million debt issuance costs related to the debt facility as follows:

In millions	Principal	For the Year Ended September 30, 2009
Additional cash interest relating to debt for financing Acquisition (1)	$1,000	$105
Amortization of debt discount (2)		56
Amortization of debt issuance costs (3)		1

Total pro forma interest		$162

(1)	Reflects pro forma interest expense assuming the issuance of new term loans under our senior secured credit facility on October 1, 2008. The cash portion of interest expense was determined using the stated interest rate at September 30, 2009 of 10.50%. A 0.125% change in this rate would result in a change to pro-forma interest expense of $1 million.

(2)	Represents the amortization of debt discount of $271 million, amortized using the straight line method over the expected term of the debt, which is approximately five years.

(3)	Represents the amortization of debt issuance costs, amortized using the straight line method over the expected term of the debt, which is approximately five years.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

“Management’s Discussion and Analysis of Financial Condition and Results of Operations” should be read in conjunction with the Unaudited Pro Forma Combined Financial Data, Selected Historical Consolidated Financial Data and the historical audited and unaudited consolidated financial statements and the related notes thereto included elsewhere in this prospectus. This discussion contains forward-looking statements and involves numerous risks and uncertainties, including, but not limited to, those described in the “Risk Factors” section of this prospectus. Actual results may differ materially from those contained in any forward-looking statements.

Overview

Avaya is a global leader in business communications systems. The Company provides world-class unified communications solutions and contact center solutions, and related services directly and through its channel partners to leading businesses and organizations around the world. Enterprises of all sizes depend on Avaya for state-of-the-art communications that help improve efficiency, collaboration, customer service and competitiveness.

Avaya is helping to shape future business communications by integrating voice, video, mobility, conferencing, and collaboration technologies into business applications that provide organizations with the opportunity to be more responsive and successful. Avaya’s open communications products and services help to simplify the complex communications challenges of our customers while enabling them to leverage their existing investments.

Avaya conducts its business operations in two segments, GCS and AGS.

Nortel Enterprise Solutions Business

On December 18, 2009, Avaya acquired NES for $944 million in cash consideration, which includes $44 million of working capital adjustments primarily related to cash and securities of Nortel Government Solutions Incorporated. In connection with this transaction, Avaya acquired certain assets and assumed certain liabilities associated with NES, including all of the shares of Nortel Government Solutions Incorporated. The acquisition will be accounted for in accordance with ASC 805, which requires an allocation of the purchase price of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The final purchase price allocation will be based on a formal valuation analysis of NES’ assets and liabilities as of the date the acquisition was consummated.

On July 20, 2009, in accordance with the purchase agreements, the Company deposited $100 million into an interest bearing escrow account as a good faith deposit to be applied against any amounts that are payable by the Company under the acquisition agreements, including the purchase price or, in the case of a termination of the acquisition agreements, any termination fees payable by the Company.

See “Recent Developments” for more information regarding the NES acquisition.

Merger

On October 26, 2007, we consummated the Merger, pursuant to which Avaya became a wholly owned subsidiary of Parent. Parent was formed by affiliates of the Sponsors solely for the purpose of entering into the Merger Agreement and consummating the Merger.

To consummate the Merger, we entered into new debt financing consisting of (i) a senior secured multi-currency asset-based revolving credit facility, (ii) a senior secured credit facility including a senior secured term loan and a senior secured multi-currency revolver, and (iii) a $1,450 million senior unsecured credit facility, consisting of $700 million of senior cash-pay loans and $750 million of senior PIK toggle loans.

On October 24, 2008, the senior cash-pay loans were converted into the outstanding cash-pay notes and the senior PIK toggle loans were converted into the outstanding PIK toggle notes. For a description of the notes, please see “Description of the Exchange Notes.”

Products and Services

For a description of our products and services, please see “Business—Major Business Areas.”

Customers and Competitive Advantages

For a discussion of our customers and competitive advantages, please see “Business—Our Competitive Strengths.”

Use of Estimates and Critical Accounting Policies

Our Consolidated Financial Statements are based on the selection and application of accounting principles generally accepted in the United States of America, which require us to make estimates and assumptions about future events that affect the amounts reported in our financial statements and the accompanying notes. Future events and their effects cannot be determined with absolute certainty. Therefore, the determination of estimates requires the exercise of judgment. Actual results could differ from those estimates, and any such differences may be material to the financial statements. We believe that the following policies may involve a higher degree of judgment and complexity in their application and represent the critical accounting policies used in the preparation of our financial statements. If different assumptions or conditions were to prevail, the results could be materially different from our reported results.

Purchase Accounting

The Merger has been accounted for in accordance with authoritative guidance provided by the Financial Accounting Standards Board (“FASB”) regarding business combinations, which requires an allocation of the purchase price of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. As a result of the Merger, all of the assets and liabilities of the Predecessor company, as the acquiree, were recorded at estimated fair values by the Successor company, as the acquirer. The purchase price allocation resulted in significant changes to our balance sheet accounts including inventory, deferred income tax assets and liabilities, property, plant and equipment, intangible assets, goodwill, employee benefit obligations, deferred revenue and other assets, liabilities and stockholders’ equity accounts.

Revenue Recognition

The Company derives revenue primarily from the sale and service of communications systems and applications. In accordance with SEC Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB 104”), revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, collectibility is reasonably assured, contractual obligations have been satisfied and title and risk of loss has been transferred to the customer.

The Company’s products are sold directly through its worldwide sales force and indirectly through its global network of distributors, dealers, value-added resellers and systems integrators. Generally, the purchase of the Company’s products would include installation (when sold directly) and a warranty for up to one year. Revenue from the direct sales of products that include installation services is recognized at the time the products are installed, after satisfaction of all the terms and conditions of the underlying customer contract. When the Company provides a combination of products and services to customers, the arrangement is evaluated under the Multiple-Elements Arrangements subtopic of FASB ASC Topic 605, “Revenue Recognition” (“ASC 605”). This subtopic of ASC 605 addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue-generating activities.

The Company’s indirect sales to distribution partners are generally recognized at the time of shipment if all contractual obligations have been satisfied. The Company accrues a provision for estimated sales returns and other allowances and deferrals relating to inventory levels held by distributors, promotional marketing programs, etc. as a reduction of revenue at the time of revenue recognition, as required by ASC 605.

The Company also sells proprietary voice application software products. Accordingly, the Company recognizes revenue related to these sales in accordance with the subtopic of Revenue Recognition under FASB ASC Topic 985, “Software” (“ASC 985”). In multiple element software arrangements, the Company allocates revenue to each element based on its relative fair value. The fair value of any undelivered element is determined using vendor-specific objective evidence (“VSOE”) or, in the absence of VSOE for all elements, the residual method when VSOE exists for all of the undelivered elements. In the absence of fair value for a delivered element, the Company first allocates revenue based on VSOE of the undelivered elements and the residual revenue to the delivered elements. Where VSOE of the undelivered element cannot be determined, the Company defers revenue for the delivered elements until the undelivered elements are delivered.

The Company’s sales require judgment principally in the areas of customer acceptance, returns assessment and collectibility. The assessment of collectibility is particularly critical in determining whether or not revenue should be recognized. The Company assesses collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history. In addition, a significant amount of revenue is generated from sales of product to distributors. As such, the provision for estimated sales returns and other allowances and deferrals requires significant judgment. The Company provides for estimated sales returns and other allowances and deferrals as a reduction of revenue at the time of revenue recognition, as required. If these estimates, which are based on historical experience, are significantly below the actual amounts, revenue could be adversely affected.

The Company also derives revenue from: (i) supplemental maintenance services, including services provided under contracts to monitor and optimize customers’ communications network performance, and on a time–and-materials basis; (ii) professional services for implementation and integration of converged voice and data networks, network security and unified communications; and (iii) operations services. Maintenance contracts typically have terms that range from one to five years. Contracts for professional services typically have terms that range from two to four weeks for standard solutions and from six months to one year for customized solutions. Contracts for operations services typically have terms that range from one to seven years. Revenue from services performed under maintenance contracts, professional services and services performed under operations services arrangements is accounted for in accordance with ASC 605 and is deferred and recognized ratably over the term of the underlying customer contract or at the end of the contract, when obligations have been satisfied. For services performed on a time and materials basis, revenue is recognized upon performance.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statements of Operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

FASB ASC subtopic 740-10, “Income Taxes—Overall” (“ASC 740-10”) prescribes a comprehensive model for the financial statement recognition, measurement, classification, and disclosure of uncertain tax positions. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, based on the technical merits of the position. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Intangible and Long-lived Assets

Intangible assets include technology, customer relationships, trademarks and trade-names and other intangibles. Intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets, which range from two to fifteen years. Long-lived assets, including intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable in accordance with FASB ASC Topic 360-10-35, “Impairment or Disposal of Long-Lived Assets” (“ASC 360-10-35”). Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the estimated fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or estimated fair value less costs to sell. Intangible assets determined to have indefinite useful lives are not amortized but are tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset may be impaired.

Goodwill

Goodwill is not amortized but is subject to periodic testing for impairment in accordance with FASB ASC Topic 350, “Intangibles-Goodwill and Other” (“ASC 350”) at the reporting unit level which is one level below the Company’s operating segments. The assessment of goodwill impairment is conducted by estimating and comparing the fair value of the Company’s reporting units’ net assets, as defined in ASC 350, to their carrying value as of that date. The fair value is estimated using an income approach whereby the fair value of the asset is based on the future cash flows that each reporting unit’s assets can be expected to generate. Future cash flows are based on forward-looking information regarding market share and costs for each reporting unit and are discounted using an appropriate discount rate. Future discounted cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized with newly acquired entities. The test for impairment is conducted annually each September 30 or when events occur or circumstances change indicating that the fair value of a reporting unit may be below its carrying amount.

Restructuring Programs

In connection with the Merger, the Company adopted a plan to exit certain activities of the newly acquired company. Consistent with authoritative guidance, a liability was recognized as of the consummation date of the acquisition for the costs under the exit plan if these costs were not associated with or is not incurred to generate revenues of the combined entity after the consummation date and either (i) has no future economic benefit to the combined company, is incremental to other costs incurred by either the acquired company or the acquiring company in the conduct of activities prior to the consummation date, and will be incurred as a direct result of the plan to exit an activity of the acquired company or (ii) the cost represents an amount to be incurred by the combined company under a contractual obligation of the acquired company that existed prior to the consummation date and will either continue after the plan is completed with no economic benefit to the combined company or be a penalty incurred by the combined company to cancel that contractual obligation.

The Company accounts for the exit or disposal of activities that are not associated with a newly acquired business in accordance with FASB ASC Topic 420, “Exit or Disposal Cost Obligations” (“ASC 420”). In accordance with ASC 420, a business restructuring is defined as an exit or disposal activity that includes but is not limited to a program that is planned and controlled by management, and materially changes either the scope of a business or the manner in which that business is conducted. Business restructuring charges include (i) one-time termination benefits related to employee separations, (ii) contract termination costs and (iii) other costs associated with exit or disposal activities including, but not limited to, costs for consolidating or closing facilities and relocating employees.

A liability is recognized and measured at its fair value for one-time termination benefits once the plan of termination is communicated to affected employees and it meets all of the following criteria: (i) management commits to a plan of termination, (ii) the plan identifies the number of employees to be terminated and their job classifications or functions, locations and the expected completion date, (iii) the plan establishes the terms of the benefit arrangement and (iv) it is unlikely that significant changes to the plan will be made or the plan will be withdrawn. Contract termination costs include costs to terminate a contract or costs that will continue to be incurred under the contract without benefit to the Company. A liability is recognized and measured at its fair value when the Company either terminates the contract or ceases using the rights conveyed by the contract. A liability is recognized and measured at its fair value for other associated costs in the period in which the liability is incurred.

Pension and Postretirement Benefit Obligations

The Company sponsors non-contributory defined benefit pension plans covering certain of its U.S. employees and retirees, and postretirement benefit plans for certain U.S. retirees that include healthcare benefits and life insurance coverage. Certain non-U.S. operations have various retirement benefit programs covering substantially all of their employees. Some of these programs are considered to be defined benefit pension plans for accounting purposes.

The Company’s pension and postretirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and expected long-term rate of return on plan assets. Material changes in pension and postretirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants, changes in the level of benefits provided, changes in asset levels and changes in legislation.

The market-related value of the Company’s plan assets as of the measurement date is developed using a 5-year smoothing technique. First, a preliminary market-related value is calculated by adjusting the market-related value at the beginning of the year for payments to and from plan assets and the expected return on assets during the year. The expected return on assets represents the expected long-term rate of return on plan assets adjusted up to plus or minus 2% based on the actual 10-year average rate of return on plan assets. A final market-related value is determined as the preliminary market-related value, plus 20% of the difference between the actual return and expected return for each of the past five years.

These pension and other postretirement benefits are accounted for in accordance with FASB ASC Topic 715, “Compensation—Retirement Benefits” (“ASC 715”). ASC 715 requires that plan assets and obligations be measured as of the reporting date and to recognize the over-funded or under-funded status of plans as of the reporting date as an asset or liability in the Consolidated Balance Sheets. In addition, ASC 715 requires costs and related obligations and assets arising from pensions and other postretirement benefit plans to be accounted for based on actuarially-determined estimates.

The plans use different factors, including years of service, eligible compensation and age, to determine the benefit amount for eligible participants. The Company funds its pension plans in compliance with applicable laws. See Note 13 “Benefit Obligations” for a discussion of amendments made to the Company’s pension and postretirement plans which froze benefit accruals and additional participation in the plans for its U.S. management employees effective December 31, 2003.

Commitments and Contingencies

In the ordinary course of business we are subject to legal proceedings related to environmental, product, employment, intellectual property, licensing and other matters. In addition, we are subject to indemnification and liability sharing claims by Lucent Technologies Inc. (now Alcatel-Lucent (“Alcatel-Lucent”)) under the terms of the Contribution and Distribution Agreement. In order to determine the amount of reserves required, we assess the likelihood of any adverse judgments or outcomes to these matters as well as potential ranges of probable losses. A determination of the amount of reserves required for these contingencies is made after analysis of each individual issue. The estimates of required reserves may change in the future due to new developments in each matter or changes in approach such as a change in settlement strategy. Assessing the adequacy of any reserve for matters for which we may have to indemnify Alcatel-Lucent is especially difficult, as we do not control the defense of those matters and have limited information. In addition, estimates are made for our repurchase obligations related to products sold to various distributors who obtain financing from certain third party lending institutions, as described in “Commitments and Contingencies” in the notes to our Consolidated Financial Statements.

Share-based Compensation

The Company accounts for share-based compensation in accordance with FASB Topic ASC 718, “Compensation—Stock Compensation” (“ASC 718”), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including stock options, restricted stock units and stock purchases based on estimated fair values.

The Company adopted the alternative transition method for calculating the tax effects of share-based compensation pursuant to authoritative guidance provided by the FASB. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool (“APIC pool”) related to the tax effects of employee share-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee share-based compensation awards that are outstanding upon adoption of ASC 718.

Financial Results Summary

The Merger resulted in the creation of a new entity for accounting purposes as of October 26, 2007. Our financial results for the periods through October 26, 2007 are referred to as those of the “Predecessor” period. Our financial results for periods after October 26, 2007 are referred to as those of the “Successor” period. The following table sets forth for these periods, our results of operations as reported in our consolidated financial statements found elsewhere in this prospectus in accordance with GAAP. Although GAAP requires that we report on our results for the periods October 1, 2007 through October 26, 2007 and October 27, 2007 through September 30, 2008 separately, management reviews the Company’s operating results for fiscal year 2008 by combining the results of the Predecessor and Successor periods of fiscal 2008 because such presentation provides the most meaningful comparison of our results.

The Company cannot adequately benchmark the operating results of the 26-day period ended October 26, 2007 against any of the previous periods reported in its consolidated financial statements and reviewing the results of this period in isolation would not be useful in identifying any trends in or reaching any conclusions regarding the Company’s overall operating performance. Further, because there were no structural changes to the Company as a result of the Merger, management believes that the key performance metrics such as revenues, gross margin, and operating income for this period when combined with the Successor period, provide meaningful comparisons to other periods and are useful in identifying current business trends. Accordingly, in addition to presenting our results of operations as reported in our consolidated financial statements in accordance with GAAP, the table below presents the combined results for the fiscal year ended September 30, 2008 as management reviews these results for these periods. The combined results for fiscal year ended September 30, 2008 represent the sum of the reported amounts for the Predecessor period from October 1, 2007 through October 26, 2007 and the Successor period October 27, 2007 through September 30, 2008. These combined results do not comply with GAAP and have not been prepared as pro forma results under applicable regulations, but are presented because we believe they provide the most meaningful comparison of our results. The combined operating results may not reflect the actual results we would have achieved absent the Merger and may not be predictive of future results of operations.

As a result of the downturn in the global economy, we experienced a downward trend in our product sales during fiscal 2008 that continued through fiscal 2009. Uncertainty regarding the economy and a global tightening of credit has caused companies to delay or cancel capital expenditures. This response by our customers to the global economic conditions has adversely impacted our product revenues. Although our services revenues have not experienced as severe of a decline as our product revenues, the weak global economy has had a significant negative impact on our total revenues, particularly in North America and Europe.

	Predecessor		Successor	Combined Results	Successor
in millions	Fiscal year ended September 30, 2007	Period from October 1, 2007 through October 26, 2007	Period from October 27, 2007 through September 30, 2008	Fiscal year ended September 30, 2008	Fiscal year ended September 30, 2009
REVENUE
Products	$2,882	$96	$2,603	$2,699	$1,928
Services	2,396	150	2,320	2,470	2,222

	5,278	246	4,923	5,169	4,150

COST
Products:
Costs (exclusive of amortization of intangibles)	1,295	56	1,256	1,312	872
Amortization of technology intangible assets	20	1	231	232	248
Services	1,512	100	1,403	1,503	1,164

	2,827	157	2,890	3,047	2,284

GROSS MARGIN	2,451	89	2,033	2,122	1,866

OPERATING EXPENSES
Selling, general and administrative	1,552	111	1,466	1,577	1,274
Research and development	444	29	376	405	309
Amortization of intangible assets	48	4	187	191	207
Impairment of indefinite-lived intangible assets	—	—	130	130	60
Goodwill impairment	—	—	899	899	235
Restructuring charges, net	36	1	—	1	160
In-process research and development charge	—	—	112	112	12
Acquisition-related costs	—	—	—	—	29
Merger-related costs	105	57	1	58	—

	2,185	202	3,171	3,373	2,286

OPERATING INCOME (LOSS)	266	(113)	(1,138)	(1,251)	(420)
Interest expense	(1)	—	(377)	(377)	(409)
Other income, net	40	1	24	25	12

INCOME (LOSS) BEFORE INCOME TAXES	305	(112)	(1,491)	(1,603)	(817)
Provision for (benefit from) income taxes	93	(24)	(183)	(207)	30

NET INCOME (LOSS)	$212	$(88)	$(1,308)	$(1,396)	$(847)

Summary of the Fiscal Year Ended September 30, 2009 versus 2008

As a result of the continued downturn in the global economy, our revenues for fiscal 2009 declined 20% as compared to fiscal 2008. We incurred a net loss for fiscal 2009 of $847 million as compared to a net loss of $1,396 million reported for fiscal 2008. The improvement in results reflects, among other things;

•

impairment charges recorded in fiscal 2008 for indefinite-lived intangible assets and goodwill of $130 million and $899 million, as compared to fiscal 2009 impairment charges of $60 million and $235 million, respectively, resulting from these negative economic trends, increased market risks and expectations of lower future discounted cash flows for certain of our product lines,

•	improved gross margin and gross margin percentage as a result of cost reductions achieved by our services business,

•

reductions in our overall selling, general and administrative (“SG&A”) and research and development (“R&D”) spending attributable to cost controls, the transition of resources to low-cost geographies and the impact of lower costs resulting from the reduced payout in connection with our annual incentive award program, and

•	the absence of non-recurring charges directly attributable to the Merger recognized during fiscal 2008, including the in-process research and development charge.

The improvement in results above was partially offset by:

•	the downturn in the global economy resulting in lower revenues and product margins,

•

increased amortization of intangible assets and interest expense on our debt service, which represents the impact of the Merger for the full twelve months ended September 30, 2009 as compared to the successor period of October 27, 2007 through September 30, 2008, and

•

a decrease in the benefit from income taxes generated from our pre-tax book losses as the Company was required to provide a valuation allowance against its U.S. net deferred tax assets, resulting in a small tax provision for fiscal 2009 due primarily to non-U.S. income taxes.

Summary of the Fiscal Year Ended September 30, 2008 versus 2007

Our total revenues for fiscal 2008 declined by 2% as compared to fiscal 2007 due to lower product sales volume as a result of the weakening global economy. We incurred a net loss for the fiscal year ended September 30, 2008 of $1,396 million as compared to net income reported for the fiscal year ended September 30, 2007 of $212 million. The decline in our results reflects, among other things;

•	the downturn in the global economy resulting in lower product revenues and gross margins,

•

the effects of non-recurring purchase accounting adjustments, including the impact of recording the Company’s inventory at estimated fair value and an IPRD charge, which were charged to our operating results during the period October 27, 2007 through September 30, 2008,

•	non-recurring Merger-related costs recognized during the fiscal year ended September 30, 2008,

•	additional amortization expense associated with the step-up in basis in the Company’s intangible assets recorded under purchase accounting at the time of the Merger, and

•	interest expense associated with our financing arrangements incurred as a result of the Merger.

As of September 30, 2008, the Company recognized impairment charges of $130 million associated with trademarks and trade names and $899 million associated with goodwill in connection with our annual impairment testing. These impairment charges reflect the lower estimated fair values of the intangible assets and the implied value of goodwill based on projections of future discounted cash flows for certain of the product lines of our GCS segment. These lower values are consistent with the decrease in product revenues for the fiscal year ended September 30, 2008 as compared to the prior year and the additional market risks and higher discount rates resulting from the recent economic downturns.

Key Trends and Uncertainties Affecting Our Results

Trends and Uncertainties Affecting Our Revenue

The following are the key factors currently affecting our revenue:

•

Economic conditions—An important factor affecting our ability to generate revenue is the effect that general economic conditions have on our customers’ willingness to spend on information technology and, particularly, enterprise communications technology. The global economic downturn during 2008 and 2009 has negatively affected most of our markets, particularly in the U.S. and EMEA. As a result, the revenue growth we experienced in previous years has not continued in fiscal 2008 or 2009, and may not return in the near term. As demonstrated by our fiscal 2009 results, the demand for our products continued to fall as our product revenues for fiscal 2009 were down 29% when compared to the prior fiscal year. The world economy has been unstable and as a result a significant number of companies have reduced spending in order to conserve cash and optimize earnings. Cutbacks in spending, access to credit, employment variability, corporate profit growth, interest rates, energy prices and other factors in specific markets could impact corporate willingness to spend on communications technology in the near term.

•

Competitive environment—We have historically operated, and continue to operate, in an extremely competitive environment. One aspect of this environment is that we regularly face pricing pressures in the markets in which we operate which may negatively impact our gross margins. In addition, we also face pricing pressure when long-term maintenance and operations services contracts expire. They are typically renewed at lower prices due to continuing competitive pressure and expectations from the marketplace to acquire technology at lower costs. The impact of the price erosion affects our rental and operations service offers, as well as maintenance. We have been able to partially mitigate those effects through our cost reduction initiatives.

For other uncertainties related to the competitive environment in which we operate, see “Risk Factors—Risks Related To Our Business—We face intense competition from numerous competitors and, as the enterprise communications and information technology businesses evolve, we may face increased competition from companies that do not currently compete directly against us” in this prospectus.

•

Challenges in the services business—Due to advances in technology, our customers continue to expect traditional services to be at lower prices to them. In addition, our customers routinely look for opportunities to reduce their IT and related costs. A high correlation exists with respect to customers in our direct channel who purchase products and also elect to purchase maintenance contracts at the time of the product purchase. Maintenance revenues have historically been affected by reductions in scope of contracted services (i.e. number of ports, number of sites, or hours and levels of coverage) at the time of contract renewal, cancellations and increased competition, as well as the price erosion noted above. These factors have resulted in challenges to our AGS segment. Our traditional operations services have continued to erode as certain of our customers have sought what they view as more cost-effective solutions. We have been able to offset these impacts by focusing on new types of services such as professional services. Although these new types of services may have lower margins than our traditional services, we have been able to reduce our costs to minimize the impact on our operating income.

•

Foreign currency—Our revenues outside of the U.S. were 45%, 49% and 44% for the fiscal years ended September 30, 2009, 2008 and 2007, respectively. Any strengthening of the U.S. dollar against other currencies, particularly the Euro, will have a negative impact on our reported revenues and, to a lesser degree, on our profitability. Conversely, any weakening of the U.S. dollar will have a positive impact. Revenues for the fiscal year ended September 30, 2008 included a favorable currency impact of $165 million when compared to fiscal year ended September 30, 2007. Revenues for the fiscal year ended September 30, 2009 included an unfavorable impact of $204 million when compared to fiscal year ended September 30, 2008.

Continued Focus on Cost Structure

In connection with the Merger, Avaya’s management and board of directors developed various plans and initiatives designed to streamline the operations of the Company and generate cost savings, which include exiting facilities and involuntarily terminating employees or relocating positions to lower cost geographies. As a result, the Company recorded in purchase accounting approximately $251 million of liabilities associated with involuntary employee severance actions related to approximately 2,800 positions, of which 2,200 positions were located in the U.S. and 600 were located outside the U.S., predominantly in the EMEA region. In addition, we also recorded in purchase accounting $79 million of lease termination obligations, net of expected future sub-lease income, for the closing and consolidation of certain domestic and international office locations.

We began to partially realize the cost saving benefits during the period October 27, 2007 through September 30, 2008 and continued to realize the benefits in fiscal 2009. The headcount reductions associated with this restructuring program are expected to be completed in fiscal 2010 and cash payments associated with the lease obligations are expected to continue through fiscal 2020.

As a result of the global economic downturn we continue our focus on controlling costs. In December 2008, the Company announced that it would be initiating additional restructuring plans during fiscal 2009. These plans include shifting resources to low-cost geographies, the further consolidation of facilities, reductions in management and in back-office headcount of our sales organization, reduced headcount in our services business, and consolidating certain other back-office functions and facilities. In addition, during fiscal 2009, we have reached agreements with the various Works Councils in Europe to reduce our EMEA workforce. In fiscal 2009, the Company recognized $160 million of business restructuring charges, which were primarily associated with involuntary employee separation actions in Europe and the U.S. We have begun to partially realize the benefits of these actions during fiscal 2009.

Debt Service Obligations

As fully discussed in Note 19, “Subsequent Events” to our Consolidated Financial Statements as of and for the fiscal year ended September 30, 2009 included elsewhere in this prospectus, as a result of the Merger, we have significantly higher debt service obligations. As of September 30, 2009, our indebtedness was approximately $5,150 million, excluding capital lease obligations of approximately $1 million. Our interest expense for the period October 27, 2007 through September 30, 2008 and for fiscal 2009 was $377 million and $409 million and includes $17 million and $22 million of amortization of debt issuance costs, respectively. Furthermore, our debt service obligations have increased as a result of the acquisition of NES. See “Recent Developments.” Our substantial leverage requires that a substantial portion of our cash flows from operations be dedicated to the payment of principal and interest on our indebtedness, thereby reducing our ability to use our cash flow to fund our operations, capital expenditures, and future business opportunities.

We continually monitor our exposure to the risk of increased interest rates as a portion of our borrowings under our credit facilities are at variable rates of interest. Currently we use interest rate swap agreements to manage $3.7 billion of our floating rate debt. At September 30, 2009 the outstanding notional amount of these swap agreements was $3.0 billion. Subsequent to September 30, 2009, the swap agreements with aggregated notional amounts of $1.3 billion expired. The remaining outstanding swap agreements with notional amounts aggregating $1.7 billion expire through November 2012.

For the periods May 1, 2009 through October 31, 2009 and November 1, 2009 through April 30, 2010, the Company has elected to pay interest in kind on its senior PIK toggle notes. As a result, payment in kind interest of $41 million was added to the principal amount of the notes effective November 1, 2009, and payment in kind interest of approximately $43 million will be added to the principal amount of the PIK toggle notes effective May 1, 2010, and will be payable when the notes become due.

Strategic Uses of Cash and Cash Equivalents

As further discussed in “Liquidity and Capital Resources,” our cash and cash equivalents balance at September 30, 2009 and 2008 was $567 million and $579 million, respectively, a decrease of $12 million. Cash and cash equivalents at September 30, 2009 does not include $100 million held in an interest bearing escrow account as a good faith deposit in connection with the acquisition of NES and classified as other non-current assets and $22 million that is securing a standby letter of credit related to a facilities lease in Germany and classified as other current assets. In addition, the September 30, 2008 cash and cash equivalents balance does not include an investment of $98 million in a U.S. Government money market fund managed by The Reserve, which was classified as other current assets due to temporary restrictions that were placed on liquidation of this investment. This investment was fully liquidated in January 2009. During fiscal 2009 we generated cash from operations of $242 million, after $348 million of interest payments related to our long-term debt. At September 30, 2009, outstanding amounts under our financing arrangements and capital leases were $5,150 million and $1 million, respectively. Principal payments expected to be made under our credit facilities for fiscal 2010 are $48 million following the NES acquisition.

Deferred Tax Assets

Our deferred tax assets are primarily a result of deductible temporary differences related to pension, tax credit carryforwards, net operating loss (“NOL”) carryforwards, and other accruals which are available to reduce taxable income in future periods. As of September 30, 2009, the Company had tax-effected NOL carryforwards of $738 million, comprised of $523 million for U.S. federal, state and local taxes and $215 million for foreign taxes, primarily in Germany. U.S. federal and state NOL carryforwards expire through the year 2029, with the majority expiring in excess of 13 years. The majority of foreign NOL carryforwards (after-tax) have no expiration. Additionally, the Company has various other tax credit carryforwards totaling $89 million. Of this total, $29 million expire within five years, $17 million expire between five and 15 years and $43 million expire in excess of 15 years.

As a result of the Merger, a significant change in the ownership of the Company occurred which, pursuant to Section 382 of the U.S. Internal Revenue Code, will limit on an annual basis the Company’s ability to utilize its federal NOLs. The Company’s NOLs will continue to be available to offset taxable income (until such NOLs are either used or expire) subject to the Section 382 annual limitation. If the Section 382 annual limitation amount is not fully utilized in a particular tax year, then the unused portion from that particular tax year will be added to the Section 382 annual limitation in subsequent years.

In the period October 27, 2007 through September 30, 2008 and fiscal 2009, we recognized significant impairments of our intangible assets and goodwill which contributed to a significant book taxable loss in the U.S. We also incurred and expect to continue to incur significant interest expense related to our debt and amortization and depreciation expense associated with the step-up in basis of our assets in purchase accounting. At September 30, 2008, our U.S. deferred tax liabilities exceeded our U.S deferred tax assets and therefore a valuation allowance against our deferred tax assets in the U.S. was not necessary. However, as a result of continuing pre-tax losses incurred subsequent to the Merger, as of September 30, 2009, excluding the U.S. deferred tax liabilities on indefinite-lived intangible assets, our deferred tax assets exceed our deferred tax liabilities in the U.S. Further, we are in a three-year cumulative book taxable loss position in the U.S. Under GAAP, there is the presumption that a three-year cumulative book taxable loss position is an indicator that a valuation allowance against a Company’s deferred tax assets is required.

In assessing the realization of U.S. deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considered the scheduled reversal of U.S. deferred tax assets and liabilities, projected future U.S. taxable income, and certain distinct tax planning strategies in making this assessment. Based on this assessment in fiscal 2009, the Company determined that it is more likely than not that the U.S. deferred tax assets to the extent they exceed the scheduled reversal of deferred tax liabilities will not be realized. Accordingly, we have provided a valuation allowance against our U.S. net deferred tax assets which has and will continue to adversely affect our effective income tax rate.

At September 30, 2009, the valuation allowance of $738 million is comprised of $497 million relating to U.S. deferred tax assets and $241 million relating to foreign deferred tax assets for which $154 million relates to our German operations. In fiscal 2009, the Company recorded an increase of $553 million to its valuation allowance.

The increase in the valuation allowance is comprised of a $193 million charge included in the provision for income taxes and a $360 million increase in accumulated other comprehensive loss primarily associated with the pension liability recorded in accordance with ASC 715, “Compensation—Retirement Benefits”.

Other Acquisitions

Adomo

On July 24, 2009, Avaya acquired all outstanding shares of Adomo, Inc. (“Adomo”) for $11 million, net of cash acquired. Adomo developed and held the rights to certain unified messaging solutions which Avaya intends to further develop and incorporate into future product lines. The purchase price was allocated to the net assets acquired based on their estimated fair values which included $12 million of in-process research and development costs (“IPRD”), the fair value of which was determined using a royalty savings method. This technology is anticipated to benefit the Company when completed in fiscal 2011 after additional development and testing. At the time of acquisition, these technologies were in the development stages and did not meet the technological feasibility standard necessary for capitalization. In accordance with authoritative guidance on business combinations, these amounts were charged to the Consolidated Statements of Operations at the date of the acquisition. No goodwill was recognized in connection with this acquisition.

Ubiquity

On February 28, 2007, Avaya International Enterprises Limited (“AIEL”), a wholly-owned subsidiary of the Company, acquired substantially all of the outstanding shares of Ubiquity Software Corporation plc (“Ubiquity”) for $146 million in cash. Ubiquity developed and marketed SIP-based communications software. Ubiquity was publicly traded on the Alternative Investment Market of the London Stock Exchange and was headquartered in the United Kingdom. During April 2007, the Company purchased the remaining Ubiquity shares for $1 million. The purchase price was allocated $41 million to intangible assets related primarily to existing core technology and $122 million to goodwill. The financial results of Ubiquity are included in the Consolidated Financial Statements beginning February 28, 2007.

Traverse

On November 9, 2006, the Company acquired Traverse Networks, Inc. for $15 million in cash. Traverse was a U.S. based developer of enterprise mobility solutions for unified communications. The purchase price was allocated $3 million to intangible assets, $4 million to other assets and $8 million to goodwill. The financial results of Traverse are included in the Consolidated Financial Statements beginning November 9, 2006.

Results of Operations

Summary of the Fiscal Year Ended September 30, 2009 Compared with Fiscal Year Ended September 30, 2008 Combined Results

Revenue

Our revenue for fiscal 2009 and 2008 was $4,150 million and $5,169 million, respectively, a decrease of $1,019 million or 20%. The following table sets forth a comparison of revenue by segment:

	Fiscal year ended September 30,
	Combined 2008	2009	Mix		Foreign Currency Impact	Volume/Price Change
Dollars in millions			Combined 2008	2009
GCS	$2,742	$1,944	53%	46%	$(96)	(702)	-26%
Purchase accounting adjustments	(43)	(16)	-1%	0%	—	27	-62%

Total product revenue	2,699	1,928	52%	46%	(96)	(675)	-25%
AGS	2,470	2,222	48%	54%	(108)	(140)	-6%

Total revenue	$5,169	$4,150	100%	100%	$(204)	$(815)	-16%

GCS revenue for fiscal 2009 and 2008 was $1,944 million and $2,742 million, respectively, a decrease of $798 million or 29%. When adjusted for the unfavorable foreign currency impact of $96 million, the decline in GCS revenues is $702 million or 26%.

In response to the weakening global economy, many of our customers have elected to defer or reduce their capital spending. Customer headcount reductions and postponed upgrades to communication systems have led to lower demand for our products in fiscal 2009 and had a negative impact on sales volume and our unit pricing. The Company’s strategic decision to focus its sales of products toward the indirect channel also negatively affected unit pricing as sales through this channel typically come at higher discounts. The effect of these factors has been realized across all product lines, in particular unified communications infrastructure, which includes telephony products such as gateways and servers, IP and TDM sets and communication manager licenses, as well as product lines supporting the Company’s contact center solutions and integrated office communications units.

AGS revenue for fiscal 2009 and 2008 was $2,222 million and $2,470 million, respectively, a decrease of $248 million or 10%. When adjusted for the unfavorable foreign currency impact of $108 million, the decline in AGS revenues is $140 million or 6%.

In the second half of fiscal 2008, the Company began to implement its strategy to divest itself of its lower-margin service offerings and certain low-margin contracts, primarily located in EMEA. In 2008, the Company successfully negotiated the settlement of one large low-margin service contract and since that time has elected not to renew other such contracts as they expire. These strategic moves to exit the low-margin service business account for $72 million of the decrease in fiscal 2009 revenues. Additional decreases in revenues are attributable to the weak global economy as decreases in product sales volumes led to lower implementation service revenues and customers looked for ways to cut maintenance costs through the termination or reduction of certain service contracts and by reducing their reliance on managed and professional services.

The following table sets forth a comparison of revenue by location:

	Fiscal year ended September 30,
	Combined 2008	2009	Mix		Foreign Currency Impact	Volume/Price Change
Dollars in millions			Combined 2008	2009
North America:
U.S.	$2,655	$2,276	51%	55%	$—	$(379)	-14%
Canada	110	89	2%	2%	(13)	(8)	-7%

Total North America	2,765	2,365	53%	57%	(13)	(387)	-14%
Outside North America:
Germany	757	579	15%	14%	(67)	(111)	-15%
EMEA (excluding Germany)	886	613	17%	15%	(74)	(199)	-22%

Total EMEA	1,643	1,192	32%	29%	(141)	(310)	-19%
APAC—Asia Pacific	488	350	10%	8%	(28)	(110)	-23%
CALA—Central and Latin America	273	243	5%	6%	(22)	(8)	-3%

Total outside North America	2,404	1,785	47%	43%	(191)	(428)	-18%

Total revenue	$5,169	$4,150	100%	100%	$(204)	$(815)	-16%

Revenue in the U.S. for fiscal 2009 and 2008 was $2,276 million and $2,655 million, respectively, a decrease of $379 million or 14%. The decline was primarily due to decreases in products sales volume and pricing as a result of general weaknesses in the global economy, as well as lower services revenues directly relating to the decreases in product revenue volumes. Revenue in EMEA for fiscal 2009 and 2008 was $1,192 million and $1,643 million, respectively, a decrease of $451 million or 27%. Excluding the impact of foreign currency, EMEA revenues declined $310 million or 19% as a result of lower product sales due to the effects of the weakening economy on sales volumes and pricing pressures, as well as the termination of a large, low-margin contract and exiting from other lower-margin service offerings. The decreases in APAC and CALA revenue were due primarily to product revenue decreases as a result of the slowdown in growth in both of those regions.

The following table sets forth a comparison of revenue from sales of products by channel:

	Fiscal year ended September 30,
	Combined 2008	2009	Mix		Foreign Currency Impact	Volume/Price Change
Dollars in millions			Combined 2008	2009
Direct	$1,315	$905	49%	47%	$(48)	$(362)	-28%
Indirect	1,384	1,023	51%	53%	(48)	(313)	-23%

Total sales of products	$2,699	$1,928	100%	100%	$(96)	$(675)	-25%

In fiscal 2009, the Company began to implement its strategic decision to focus its sales of products toward the indirect channel, resulting in a change in the mix of product sales by two percentage points. The Company expects this growth of sales of products to the indirect channel to continue in fiscal 2010.

Gross Margin

The following table sets forth a comparison of gross margin by segment:

	Fiscal year ended September 30,
	Combined 2008	2009	Percent of Revenue		Foreign Currency Impact	Volume/Price Change
Dollars in millions			Combined 2008	2009
GCS margin	$1,523	$1,071	55.5%	55.1%	$(49)	$(403)	-26%
AGS margin	960	1,056	38.9%	47.5%	(34)	130	14%
Amortization of technology intangible assets and other impacts of purchase accounting	(361)	(261)	n/a	n/a	—	100	-28%

Total gross margin	$2,122	$1,866	41.1%	45.0%	$(83)	$(173)	-8%

Fiscal 2009 and 2008 gross margin was $1,866 million and $2,122 million, respectively, a decrease of $256 million or 12%. When adjusted for the unfavorable foreign currency impact of $83 million, the decline in gross margin is $173 million or 8%.

GCS gross margin for fiscal 2009 and 2008 was $1,071 million and $1,523 million, respectively, a decrease of $452 million or 30%. When adjusted for the unfavorable foreign currency impact of $49 million, the decline in gross margin is $403 million or 26%. The decrease in gross margin was primarily due to the decline in sales volume and pricing in the U.S. and EMEA. The gross margin rate was flat, as reductions in costs, including the impact of lower costs resulting from the reduced payout in connection with our annual incentive award program, were offset by decreases in sales volume which minimized the leverage of our fixed costs.

AGS gross margin for fiscal 2009 and 2008 was $1,056 million and $960 million, respectively, an increase of $96 million or 10%. When adjusted for the unfavorable foreign currency impact of $34 million, AGS gross margin increased by $130 million or 14%. The increase in gross margin and gross margin rate was due to improved efficiencies and savings achieved as a result of cost savings initiatives including downsizing of the services work force and transitioning resources to low-cost geographies. The gross margin rate was also affected by the termination of a contract with a large, lower-margin customer, as well as exiting other lower-margin service offerings, as discussed earlier.

Total gross margin for fiscal 2009 included $248 million of amortization of technology-related intangible assets, as well as the impact of other purchase accounting adjustments related to the Merger. Total gross margin for fiscal 2008 included $232 million of amortization of technology-related intangible assets and the impact of $182 million related to fair value adjustments to inventory recorded in connection with the Merger, partially offset by the impact of other purchase accounting adjustments.

Operating expenses

	Fiscal year ended September 30,
	Combined 2008	2009	Percent of Revenue		Foreign Currency Impact	Change (1)
Dollars in millions			Combined 2008	2009
Selling, general and administrative	$1,577	$1,274	30.5%	30.7%	$84	$(219)	-14%
Research and development	405	309	7.8%	7.4%	17	(79)	-20%
Amortization of intangible assets	191	207	3.7%	5.0%	—	16	8%
Impairment of indefinite-lived intangible assets	130	60	2.5%	1.4%	—	(70)	-54%
Goodwill impairment	899	235	17.4%	5.7%	—	(664)	-74%
Restructuring charges, net	1	160	0.0%	3.9%	6	165	16500%
In-process research and development charge	112	12	2.2%	0.3%	—	(100)	-89%
Acquistion-related costs	—	29	0.0%	0.7%	—	29	—
Merger-related costs	58	—	1.1%	0.0%	—	(58)	-100%

Total operating expenses	$3,373	$2,286	65.3%	55.1%	$107	$(980)	-29%

(1)	excludes foreign currency impact

In connection with the Merger, Avaya’s management and board of directors developed various plans and initiatives designed to streamline the operations of the Company and generate cost savings, which included exiting facilities and involuntarily terminating employees or relocating positions to lower cost geographies. We began to partially realize the cost saving benefits of these initiatives during the period October 27, 2007 through September 30, 2008 and continued to realize the benefits in fiscal 2009. As a result of the global economic downturn, we will continue our focus on controlling costs. In December 2008, the Company announced that it would be initiating additional restructuring plans during fiscal 2009. These plans included additional headcount reductions, shifting resources to low-cost geographies and the further consolidation of facilities. These plans also included reductions in management and in back-office headcount of our sales organization, reduced headcount in our services business, and consolidating certain other back-office functions and facilities. In addition, during fiscal 2009, we have reached agreements with the various Works Councils in Europe to reduce our EMEA workforce. We have begun to partially realize the benefits of these actions during fiscal 2009.

SG&A expenses for fiscal 2009 and 2008 were $1,274 million and $1,577 million, respectively, a decrease of $303 million. When adjusted for the favorable foreign currency impact of $84 million, the decline in SG&A expenses is $219 million or 14%. The decrease is primarily due to cost saving initiatives implemented in fiscal 2008 and continuing in fiscal 2009, as described above, as well as lower costs resulting from the reduced payout in connection with our annual incentive award program.

R&D expenses for fiscal 2009 and 2008 were $309 million and $405 million, respectively, a decrease of $96 million. When adjusted for the favorable foreign currency impact of $17 million, the decline in R&D expenses is

$79 million or 20%. The decrease is primarily due to cost saving initiatives implemented in fiscal 2008 and continuing in fiscal 2009, as described above, as well as the re-prioritization of projects and the impact of lower costs resulting from the reduced payout in connection with our annual incentive award program. The restructuring plan provided for the net reduction of 260 R&D positions, primarily in high-cost geographies, and the consolidation of four research facilities located in the U.S. and EMEA.

Amortization of intangible assets for fiscal 2009 and 2008 was $207 million and $191 million, respectively. The increase of $16 million is attributable to the amortization expense associated with significant intangible asset values recorded in connection with the Merger for the full twelve months ended September 30, 2009 as compared to the successor period of October 27, 2007 through September 30, 2008.

During fiscal years 2009 and 2008, we recognized impairment losses associated with our indefinite-lived intangible assets of $60 million and $130 million, respectively, and goodwill impairment of $235 million and $899 million, respectively.

During the three months ended March 31, 2009, the global economic downturn experienced during 2008 continued and negatively affected most of our markets beyond the Company’s expectations utilized in its annual testing of goodwill at September 30, 2008. Several of the Company’s customers and competitors had reduced their financial outlooks or disclosed that they were experiencing very challenging market conditions with little visibility of a rebound. As a result we had seen indications that enterprises were not willing to spend on enterprise communications technology, and the rate of revenue growth we experienced in previous years was not expected to resume in the near term. Our product revenues for the six months ended March 31, 2009 were down 25% when compared to the same period of the prior year. Cutbacks in spending, access to credit, employment variability, corporate profit growth, interest rates, energy prices, and other factors in specific markets were expected to further impact corporate willingness to spend on communications technology in the near term. In March 2009, in response to these adverse business indicators and the rapidly declining revenue trends experienced during the second quarter of our 2009 fiscal year, the Company reduced its near-term and long-term revenue projections. As a result of the deteriorating business climate during the second quarter of fiscal 2009, we determined that our long-lived assets and goodwill should be tested for potential impairment.

We performed step one of the impairment test of long-lived assets included in our reporting units and determined that the net book values of each of our reporting units were recoverable. We also tested our indefinite-lived intangible assets for impairment and determined that, as a result of the lower revenue projections and higher discount rates, the carrying values of our tradenames and trademarks exceed their estimated fair values. Accordingly, we recorded an impairment charge of $60 million to reflect such intangible assets at their estimated fair values.

We also performed an analysis of goodwill for impairment. Based on our performance of step one of the goodwill impairment test, we determined that the net book value of two of our GCS reporting units exceeded their estimated fair values. Based on the second step of the goodwill impairment test, we determined that the book value of goodwill of one of the two reporting units exceeded its implied fair value. Accordingly, we wrote down the goodwill balance by $235 million as of March 31, 2009 in order to state the goodwill balance of the reporting unit at its implied fair value. The reduced valuation of the affected reporting unit reflects the additional market risks, higher discount rates and the lower sales forecasts for the Company’s GCS product lines consistent with economic trends at that time.

At September 30, 2008, the Company performed its annual test of recoverability of indefinite-lived intangible assets and recognized an impairment charge of $130 million. The Company also performed its annual goodwill impairment test and recorded an impairment charge of $899 million associated with the goodwill allocated to the GCS segment. These impairment charges are consistent with the decrease in product revenues in fiscal 2008 compared to the prior year and the additional market risks and higher discount rates resulting from the economic downturns.

At September 30, 2009, the Company performed its annual test of recoverability of indefinite-lived intangible assets and its annual goodwill impairment test. The Company determined that the respective book values of the Company’s reporting units did not exceed their estimated fair values and therefore no impairment existed. However, if market conditions continue to deteriorate, or if we are unable to execute on our cost reduction efforts and other strategies, it may be necessary to record additional impairment charges in the future. See Note 5, “Goodwill” and Note 6, “Intangible Assets” to our Consolidated Financial Statements as of and for the fiscal year ended September 30, 2009 included elsewhere in this document.

Restructuring charges, net for fiscal 2009 and 2008 were $160 million and $1 million, respectively. As described above, the restructuring plan initiated in connection with the Merger was designed to streamline the operations of the Company and generate cost savings by exiting facilities and involuntarily terminating employees or relocating positions to lower cost geographies. As a result of the Merger, a $330 million liability was established in purchase accounting for employee separation costs and lease obligations, which includes $67 million of future spending associated with the restructuring programs implemented in prior years. The restructuring actions taken during fiscal 2008 were charged against this liability and did not impact the Consolidated Statement of Operations. In December 2008, the Company announced that it would be initiating additional restructuring plans during fiscal 2009. These plans include additional headcount reductions, shifting resources to low-cost geographies and the further consolidation of facilities. As a result of the implementation of the fiscal 2009 restructuring plan, we incurred $160 million of restructuring charges primarily related to the employee separation actions in Europe and the U.S.

As fully discussed in Note 4, “Business Combinations and Other Transactions” to our Consolidated Financial Statements as of and for the fiscal year ended September 30, 2009 included elsewhere in this prospectus, as a result of our acquisition of Adomo and the Merger, the Company recognized IPRD charges in fiscal 2009 and 2008 of $12 million and $112 million, respectively. IPRD represents certain technologies expected to enhance the Company’s products when completed in future years and were recorded in purchase accounting of the acquisition of Adomo and the Merger at their estimated fair values. At the time of the acquisition of Adomo and the Merger, these technologies were in the initial development stages and did not meet the technological feasibility standard necessary for capitalization. Accordingly, these amounts were charged to the Consolidated Statement of Operations at the date of acquisition and completion of the Merger.

Acquisition-related costs for fiscal 2009 were $29 million. Acquisition-related costs include legal and other costs related to the acquisition of NES. No acquisition-related costs were incurred during fiscal 2008.

Merger-related costs for fiscal 2008 were $58 million. In addition to investment banking, legal, and other third-party costs, Merger-related costs also include $6 million of non-cash stock compensation resulting from the accelerated vesting of stock options and restricted stock units in connection with the Merger. No Merger-related costs were incurred during fiscal 2009.

Operating Loss

Our operating loss for fiscal 2009 and 2008 was $420 million and $1,251 million, respectively, a decrease in our operating loss of $831 million. When adjusted for the favorable foreign currency impact of $24 million, the decrease in our operating loss is $807 million or 65%. The decrease in our operating loss reflects the decreases in costs and expenses in fiscal 2009, particularly to SG&A and R&D expenses due to the benefits of our cost savings initiatives. These savings initiatives include reductions in discretionary spending, reductions in headcount and the transition of resources to low-cost geographies, the consolidation of facilities and the result of lower costs resulting from the reduced payout in connection with our annual incentive award program. Our lower operating loss is also the result of lower impairment charges in fiscal 2009 associated with indefinite-lived assets and goodwill. In fiscal 2008, the charges were $734 million higher as the Company began to recognize the effect the deteriorating economy had on these assets. In addition, our results were affected by certain charges in fiscal

2008 directly related to the Merger and purchase accounting which were not repeated in 2009. For fiscal 2008, our operating loss included $58 million of Merger-related costs and the net $561 million impact arising as a result of the fair value adjustments recorded in purchase accounting in connection with the Merger, including the $112 million IPRD charge. These decreases in operating loss were partially offset by a decrease in product sales volume during fiscal 2009 and restructuring charges related to our fiscal 2009 restructuring plan of $160 million.

Interest Expense

Interest expense for fiscal 2009 and 2008 was $409 million and $377 million, respectively. Interest expense for both periods primarily relates to interest associated with our debt issued in connection with the Merger, including amortization of debt issuance costs. The increase of $32 million is attributable to the debt incurred in connection with the Merger for the full twelve months ended September 30, 2009 as compared to the successor period of October 27, 2007 through September 30, 2008, and the amortization of deferred financing costs incurred in October 2008, associated with the exchange notes as discussed more fully in Note 9, “Financing Arrangements” to our Consolidated Financial Statements as of and for the fiscal year ended September 30, 2009 included elsewhere in this prospectus.

Other Income, Net

Other income, net for fiscal 2009 and 2008 was $12 million and $25 million, respectively. This primarily represents interest income of $6 million and $24 million, and net foreign currency transaction gains of $8 million and $14 million for fiscal 2009 and 2008, respectively. The decrease in interest income for fiscal 2009 is due to a decrease in interest rates earned on cash balances compared to fiscal 2008. The increase in foreign currency gains is consistent with the improved strength in the U.S. dollar during fiscal 2009, resulting in foreign currency transaction gains on unhedged U.S. denominated transactions entered into by certain of our non-U.S. subsidiaries.

Provision for (Benefit from) Income Taxes

The provision for income taxes for fiscal 2009 was $30 million as compared to a benefit from income taxes of $207 million for fiscal 2008.

The effective tax rate for fiscal 2009 was 3.7% and differs from the U.S. Federal tax rate primarily due to the valuation allowance established against the Company’s U.S. deferred tax assets and the non-deductible portion of impairment charges associated with goodwill.

Prior to fiscal 2009, the Company’s U.S. deferred tax liabilities exceeded its deferred tax assets and therefore a valuation allowance against its U.S. deferred tax assets was unnecessary. In fiscal 2009, due to the existence of cumulative book losses in the U.S. and future expected book losses, the Company concluded that a valuation allowance was necessary against its U.S. deferred tax assets to the extent they exceed the scheduled reversal of deferred tax liabilities as of September 30, 2009. During fiscal 2009, the Company’s deferred tax assets exceeded the deferred tax liabilities and as a result, the Company can only recognize a minimal tax benefit relating to its U.S. pre-tax losses for fiscal 2009 offset by tax provisions associated with earnings in certain profitable non-U.S. tax jurisdictions for the period.

The effective benefit rate for fiscal 2008 was 13% and differs from the U.S. federal statutory rate of 35% primarily due to the non-deductible portion of impairment charges associated with goodwill and non-deductibility of the $112 million IPRD charge.

Fiscal Year Ended September 30, 2008 Combined Results Compared with Fiscal Year Ended September 30, 2007

Revenue

Our revenue for the fiscal years ended September 30, 2008 and 2007 was $5,169 million and $5,278 million, respectively, a decrease of $109 million or 2%. The following table sets forth revenue by segment:

	Fiscal year ended September 30,
	2007	Combined 2008	Mix		Foreign Currency Impact	Volume/Price Change
			2007	Combined 2008
Dollars in millions
GCS	$2,882	$2,742	55%	53%	$90	$(230)	-8%
Purchase accounting adjustments	—	(43)	0%	-1%	—	(43)	n/a

Total product revenue	2,882	2,699	55%	52%	90	(273)	-9%
AGS	2,396	2,470	45%	48%	75	(1)	0%

Total revenue	$5,278	$5,169	100%	100%	$165	$(274)	-5%

GCS revenue for the fiscal years ended September 30, 2008 and 2007 was $2,742 million and $2,882 million, respectively, a decrease of $140 million or 5%. When adjusted for the favorable foreign currency impact of $90 million, the decline in GCS revenues is $230 million or 8%. The decline in revenue was primarily driven by a decrease in volume of telephony products including gateways and servers and a decrease in sales of midmarket applications, as well as declines in the Integral product line, IP Office systems and legacy Avaya Partner® systems as a result of the downturn in the global economy. These decreases were partially offset by an increase in revenues from our flagship Communication Manager unified communications platform and an increase in demand for core call center software. Additionally, product revenues for the fiscal year ended September 30, 2008 were impacted by purchase accounting adjustments to deferred revenue, resulting in $43 million of deferred revenue scheduled to be recognized during fiscal 2008 being eliminated in purchase accounting.

AGS revenue for the fiscal years ended September 30, 2008 and 2007 was $2,470 million and $2,396 million, respectively, an increase of $74 million or 3%. When adjusted for the favorable foreign currency impact of $75 million, AGS revenues remained relatively flat. AGS revenues were affected by the Company’s decision to exit from lower-margin services. The decrease was offset by increases in demand from customers for higher-end professional services as they seek to optimize and reduce costs of their systems and core maintenance services.

The following table sets forth a geographic comparison of revenue:

	Fiscal year ended September 30,
	2007	Combined 2008	Mix		Foreign Currency Impact	Volume/Price Change
			2007	Combined 2008
Dollars in millions
North America:
U.S.	$2,946	$2,655	56%	51%	$—	$(291)	-10%
Canada	105	110	2%	2%	8	(3)	-3%

Total North America	3,051	2,765	58%	53%	8	(294)	-10%
Outside North America:
Germany	728	757	14%	15%	85	(56)	-8%
EMEA (excluding Germany)	850	886	16%	17%	47	(11)	-1%

Total EMEA	1,578	1,643	30%	32%	132	(67)	-4%
APAC—Asia Pacific	442	488	8%	10%	10	36	8%
CALA—Central and Latin America	207	273	4%	5%	15	51	25%

Total outside North America	2,227	2,404	42%	47%	157	20	1%

Total revenue	$5,278	$5,169	100%	100%	$165	$(274)	-5%

U.S. revenue for the fiscal years ended September 30, 2008 and 2007 was $2,655 million and $2,946 million, respectively, a decrease of $291 million or 10%. Product revenue in the U.S. declined $250 million compared to a decrease of $41 million in services revenue. The decline in product revenue in the U.S. was primarily due to volume decreases in sales of core telephony products as a result of general weakness in the U.S. economy. Revenue in EMEA for the fiscal years ended September 30, 2008 and 2007 was $1,643 million and $1,578 million, respectively, an increase of $65 million or 4%. The increase was due to the benefit from foreign currency. Excluding the foreign currency impact, EMEA revenues declined 4% as a result of the weakening economy. The increases in APAC and CALA revenue were primarily due to the increase in demand for products and product support services.

The following table sets forth a comparison of revenue from sales of products by channel:

	Fiscal year ended September 30,
	2007	Combined 2008	Mix		Foreign Currency Impact	Volume/Price Change
			2007	Combined 2008
Dollars in millions
Direct	$1,383	$1,315	48%	49%	$58	$(126)	-9%
Indirect	1,499	1,384	52%	51%	32	(147)	-10%

Total sales of products	$2,882	$2,699	100%	100%	$90	$(273)	-9%

The mix of sales of products in fiscal 2008 remained relatively flat compared to fiscal 2007. The weaknesses in the global economy affected product purchases from our customers in both the direct and indirect channels. Additionally, product revenues in the direct channel for the fiscal year ended September 30, 2008 were impacted by a purchase accounting adjustment to deferred revenue, which reduced the revenue by $43 million.

Gross Margin

The following table sets forth a comparison of gross margin by type:

Dollars in millions	Fiscal year ended September 30,
	2007	Combined 2008	Percent of Revenue		Foreign Currency Impact
			2007	Combined 2008		Volume / Price Change
GCS margin	$1,587	$1,523	55.1%	55.5%	$55	$(119)	-7%
AGS margin	884	960	36.9%	38.9%	15	61	7%
Amortization of technology intangible assets and other impacts of purchase accounting	(20)	(361)	n/a	n/a	—	(341)	1,705%

Total gross margin	$2,451	$2,122	46.4%	41.1%	$70	$(399)	-16%

Total gross margin for the fiscal years ended September 30, 2008 and 2007 was $2,122 million and $2,451 million, respectively, a decrease of $329 million or 13%. When adjusted for the favorable foreign currency impact of $70 million, the decline in gross margin is $399 million or 16%.

GCS gross margin for the fiscal years ended September 30, 2008 and 2007 was $1,523 million and $1,587 million, respectively, a decrease of $64 million or 4%. The decrease in gross margin was primarily due to the impact of the decline in sales volume in the U.S, partially offset by savings achieved through cost saving initiatives and by the favorable foreign currency impact.

AGS gross margin for the fiscal years ended September 30, 2008 and 2007 was $960 million and $884 million, respectively, an increase of $76 million or 9%. The increase in gross margin rate was primarily due to improved efficiencies and savings achieved as a result of cost savings initiatives including downsizing of the AGS work force and transitioning resources to low-cost geographies and better utilization of existing resources.

Total gross margin for the fiscal year ended September 30, 2008 includes $232 million of amortization of technology-related intangible assets, as well as the impact of $182 million related to fair value adjustments to inventory recorded in connection with the Merger, partially offset by the impact of other purchase accounting adjustments.

Operating Expenses

The following table sets forth a comparison of operating expenses:

	Fiscal year ended September 30,
	2007	Combined 2008	Percent of Revenue		Foreign Currency Impact	Change (1)
			2007	Combined 2008
Dollars in millions
Selling, general and administrative	$1,552	$1,577	29.4%	30.5%	$(67)	$(42)	-3%
Research and development	444	405	8.4%	7.8%	(8)	(47)	-11%
Amortization of intangible assets	48	191	0.9%	3.7%	(2)	141	294%
Impairment of indefinite-lived intangible assets	—	130	0.0%	2.5%	—	130	—
Goodwill impairment	—	899	0.0%	17.4%	—	899	—
Restructuring charges, net	36	1	0.7%	0.0%	—	(35)	-97%
In-process research and development charge	—	112	0.0%	2.2%	—	112	—
Merger-related costs	105	58	2.0%	1.1%	—	(47)	-45%

Total operating expenses	$2,185	$3,373	41.4%	65.3%	$(77)	$1,111	51%

(1)	excludes foreign currency impact

SG&A expenses for the fiscal years ended September 30, 2008 and 2007 were $1,577 million and $1,552 million, respectively, an increase of $25 million or 2%. The increase was due to the unfavorable impact of foreign currency of $67 million and increases in global sales headcount, offset by cost savings initiatives and the transition of back office resources to low-cost geographies. In addition, fiscal 2007 included benefits resulting from a favorable $8 million resolution of non-income tax audits in several jurisdictions and an $8 million gain on the sale of real estate.

R&D expenses for the fiscal years ended September 30, 2008 and 2007 were $405 million and $444 million, respectively, a decrease of $39 million or 9%. The decrease is primarily due to cost saving initiatives, including the transition of resources to low-cost geographies, the consolidation of research facilities and the re-prioritization of projects.

Amortization of intangible assets for the fiscal years ended September 30, 2008 and 2007 was $191 million and $48 million, respectively. The increase of $143 million is attributable to the amortization expense associated with significant intangible asset values recorded in connection with the Merger. In purchase accounting, the Company recorded customer relationships and other intangibles with an estimated fair value of $1,978 million. These assets are amortized over their estimated economic lives ranging from five to ten years.

At September 30, 2008, the Company performed its annual test of recoverability of indefinite-lived intangible assets in accordance with SFAS 142 and recognized an impairment charge of $130 million associated with trademarks and trade names. The Company also performed its annual goodwill impairment test in accordance with SFAS 142 and recorded an impairment charge of $899 million associated with the goodwill allocated to the GCS segment. Based upon the analysis performed by management, the future cash flows expected to be generated by the GCS segment were lower than originally estimated in allocating the purchase price in connection with the Merger. These impairment charges reflect the lower estimated fair values of the intangible assets and the implied value of goodwill, and are consistent with the decrease in product revenues for the fiscal year ended September 30, 2008 compared to the prior year and the additional market risks and higher discount rates resulting from recent economic downturns.

Restructuring charges for the fiscal years ended September 30, 2008 and 2007 were $1 million and $36 million, respectively, and were primarily related to employee separation costs in Europe. As a result of the Merger, a $330 million liability was established in purchase accounting in fiscal 2008 for employee separation costs and lease obligations, which includes $67 million of future spending associated with the restructuring programs implemented in prior years. The restructuring actions taken during fiscal 2008 were charged against this liability and did not impact the Consolidated Statement of Operations.

During the period October 27, 2007 through September 30, 2008 the Company expensed IPRD of $112 million. IPRD represents certain technologies expected to enhance the Company’s products when completed in future years and were recorded at their estimated fair values. At the time of acquisition, these technologies were in the initial development stages and did not meet the technological feasibility standard necessary for capitalization. Accordingly, these amounts were charged to the Consolidated Statement of Operations at the date of the acquisition.

Merger-related costs for the fiscal years ended September 30, 2008 and 2007 were $58 million and $105 million, respectively. In addition to investment banking, legal, and other third-party costs, Merger-related costs also includes $6 million and $90 million of non-cash stock compensation resulting from the accelerated vesting of stock options and restricted stock units in connection with the Merger for the fiscal years ended September 30, 2008 and 2007, respectively.

Operating Income (loss)

Our operating loss for the year ended September 30, 2008 was $1,251 million as opposed to operating income for the year ended September 30, 2007 of $266 million, a decrease of $1,517 million. The decrease in product sales volume during the year ended September 30, 2008 was partially offset by decreases in costs and expenses, particularly to SG&A and R&D expenses due to the benefits of our cost savings initiatives and the transition of resources to low-cost geographies. In addition, our results were negatively impacted by certain charges during the year ended September 30, 2008 directly related to the Merger and purchase accounting which did not occur in 2007. For the year ended September 30, 2008, our operating loss included an $899 million impairment of goodwill, $191 million of amortization of intangible assets, an indefinite-lived intangible asset impairment charge of $130 million, $58 million of Merger-related costs and $561 million in other costs primarily arising as a result of the fair value adjustments recorded in purchase accounting in connection with the Merger, including a $112 million IPRD charge. In contrast to fiscal 2008 our operating income for the year ended September 30, 2007 was negatively affected by $105 million of Merger-related costs, the majority of which was related to the accelerated vesting of restricted stock units and stock options in connection with the Merger, and $36 million of net restructuring charges.

Interest Expense

Interest expense for the fiscal years ended September 30, 2008 and 2007 was $377 million and $1 million, respectively. Interest expense for the fiscal year ended September 30, 2008 predominantly relates to interest associated with our debt issued on October 27, 2007 in connection with the Merger and includes $17 million for the amortization of debt issuance costs.

Other Income, net

Other income, net for the fiscal years ended September 30, 2008 and 2007 was $25 million and $40 million, respectively. Other income, net primarily represents interest income of $24 million and $49 million, and net foreign currency transaction gains of $14 million and $0 million for the fiscal years ended September 30, 2008 and 2007, respectively. The decrease in interest income for the fiscal year ended September 30, 2008 is consistent with lower cash balances subsequent to the Merger and lower interest rates. The increase in foreign currency gains is consistent with the improved strength in the U.S. dollar during the fiscal year ended September 30, 2008, resulting in foreign currency transaction gains on unhedged U.S. denominated transactions entered into by certain of our non-U.S. subsidiaries.

Provision for (Benefit from) Income Taxes

The provision for (benefit from) income taxes is comprised of U.S. Federal, state, local and non-U.S. taxes. The benefit from income taxes for the fiscal year ended September 30, 2008 was $207 million versus a provision for income taxes of $93 million for the fiscal year ended September 30, 2007. The effective tax (benefit) rates for the fiscal years ended September 30, 2008 and 2007 were 13% and 30%, respectively.

The difference between the Company’s effective benefit rate for the fiscal year ended September 30, 2008 and the U.S. Federal statutory rate of 35% is primarily attributable to the non-deductible portions of the impairment of goodwill and the IPRD charge. The lost tax benefits associated with the non-deductible portion of these charges is $334 million or 22% of pre-tax loss for the fiscal year ended September 30, 2008.

The provision for fiscal 2007 included a $6 million benefit from the retroactive extension to January 1, 2006 of the research tax credit pursuant to the Tax Relief and Health Care Act of 2006, a $7 million tax benefit due to a reduction in estimated tax payable for fiscal 2006 in Germany as a result of additional restructuring charges reported for statutory purposes, an $8 million tax benefit due to a valuation allowance reversal from the realization of a capital loss carryforward, and a $13 million benefit related to the reduction of the German income tax statutory rate partially offset by $9 million of non-deductible transaction costs related to the Merger which resulted in an increase to the effective tax rate.

Liquidity and Capital Resources

Our existing cash balance generated by operations and borrowings available under our credit facilities are our primary sources of short-term liquidity. Based on our current level of operations, we believe these sources will be adequate to meet our liquidity needs for the next several years. As part of our analysis, we have assessed the implications of the recent financial events on our current business and determined that these market conditions have not resulted in an inability to meet our obligations as they come due in the ordinary course of business and have not had a significant impact on our liquidity as of September 30, 2009. However, we cannot assure you that our business will generate sufficient cash flow from operations or that future borrowings will be available to us under our credit facilities in an amount sufficient to enable us to repay our indebtedness, including the notes and the additional borrowings under our senior secured credit facility to consummate the NES acquisition, or to fund our other liquidity needs.

Our cash and cash equivalents balance at September 30, 2009 and 2008 was $567 million and $579 million, respectively, a decrease of $12 million. Cash and cash equivalents at September 30, 2009 does not include $100 million that had been placed in an interest bearing escrow account as a good faith deposit in connection with the purchase of NES and classified as other non-current assets, as described below, and $22 million that is securing a standby letter of credit related to a facilities lease in Germany and classified as other non-current assets. In addition, the September 30, 2008 cash and cash equivalents balance does not include an investment of $98 million in a U.S. Government money market fund managed by The Reserve, which was classified as other current assets due to temporary SEC restrictions that were placed on liquidation of this investment. This investment was fully liquidated in January 2009.

In connection with the acquisition of NES, the Company deposited $100 million into an interest bearing escrow account on July 20, 2009 in accordance with the purchase agreement as a good faith deposit to be applied against any amounts that are payable by the Company under the acquisition agreements, including the purchase price, or, in the case of a termination of the acquisition agreements, any termination fees payable by the Company. The escrow deposit is classified as other non-current assets. On September 14, 2009, the Company was notified that it did prevail in the bidding process. See “Recent Developments” and Note 19, “Subsequent Events” to our Consolidated Financial Statements for further details of the NES acquisition, which was consummated on December 18, 2009.

Sources and Uses of Cash

The following table provides the condensed statements of cash flows for the periods indicated:

	Year ended September 30,
In millions	2007	(1) Combined 2008	2009
Net cash provided by (used for):
Operating activities	$637	$436	$242
Investing activities	(360)	(8,652)	(155)
Financing activities	54	7,535	(101)
Effect of exchange rate changes on cash and cash equivalents	40	(10)	2

Net increase (decrease) in cash and cash equivalents	371	(691)	(12)
Cash and cash equivalents at beginning of period	899	1,270	579

Cash and cash equivalents at end of period	$1,270	$579	$567

(1)	Our combined results for the fiscal year ended September 30, 2008 represent the sum of the amounts for the Predecessor period from October 1, 2007 through October 26, 2007 and for the Successor period from October 27, 2007 through September 30, 2008. This combination does not comply with GAAP, but is presented because we believe it enables a meaningful comparison of our results.

Operating Activities

Cash provided by operating activities for fiscal 2009 was $242 million as compared to $436 million generated during fiscal 2008, a decrease of $194 million. This decrease was primarily due to lower sales volumes, a $38 million increase in interest payments associated with our debt, and a $20 million increase in restructuring payments, partially offset by a $37 million reduction in employee incentive payments paid in the first quarter of fiscal 2009 as compared to such payments paid in the first quarter of fiscal 2008. Working capital improvements in accounts receivable from stronger collection efforts resulted in a three-day improvement in the Company’s days sales outstanding to 57 days from 60 days (excluding the effect of purchase accounting adjustments) for fiscal 2009 and 2008, respectively. Inventory turns increased to 18.1 times from 12.7 times (excluding the effect of purchase accounting adjustments) for fiscal 2009 and 2008, respectively, due to continued focus on reducing inventory levels. Accounts payable days outstanding improved 5 days to 51 days from 46 days (excluding the effect of purchase accounting adjustments) for fiscal 2009 and 2008, respectively.

Cash provided by operating activities was $436 million for fiscal 2008, compared to $637 million in fiscal 2007. The decrease in cash provided by operating activities was primarily due to a decrease in net income predominantly attributable to payments for interest of $310 million on our outstanding debt. The decrease is also attributable to payments for prior year employee incentive payments in fiscal 2008 which were $56 million higher as compared to such payments in fiscal 2007. Further reducing fiscal 2008 cash flows from operations were $42 million in Company payroll tax payments related to the accelerated vesting of employee stock options and restricted stock units resulting from the Merger as well as payments made toward the business restructuring reserve established in purchase accounting, which were $19 million higher than the restructuring payments made in fiscal 2007. This decrease in cash provided by operating activities was partially offset by improvements in working capital, primarily from reductions in accounts receivable and inventories.

Investing Activities

Cash used for investing activities was $155 million in fiscal 2009, as compared to $8,652 million in fiscal 2008. In fiscal 2009, investing activities included cash used for capital expenditures and capitalized software development costs of $76 million and $43 million, respectively, and the $100 million good-faith deposit made in connection with the purchase of NES. These payments were partially offset by $98 million related to the liquidation of short-term securities managed by The Reserve that were classified as other current assets at the beginning of the period. The primary use of cash for fiscal 2008 was related to costs in connection with the Merger of $8,356 million. In addition, during that period we used cash for capital expenditures and capitalized software development costs of $128 million and $81 million, respectively, and $98 million related to the reclassification of short-term securities held by The Reserve from cash and cash equivalents to other current assets because of temporary SEC restrictions that were placed on such securities’ liquidation.

Cash used for investing activities was $8,652 million in fiscal 2008, as compared with $360 million in fiscal 2007. In fiscal 2008, $8,356 million of cash was paid in connection with the Merger, $128 million for capital expenditures, $81 million for capitalized software development costs and $98 million related to the reclassification of short-term securities held by The Reserve. During fiscal 2007, cash used for investing activities included $162 million for the acquisitions of Ubiquity and Traverse. In addition, we used $120 million of cash for capital expenditures and $93 million for capitalized software development costs.

Financing Activities

Net cash used for financing activities was $101 million for fiscal 2009, as compared with $7,535 million of cash provided by financing activities for fiscal 2008. For fiscal 2009, $72 million of cash was used for debt payments, including a $34 million principal payment required by our debt agreements as a result of generating excess cash flows from operations, as defined in the debt agreements. In addition, $29 million of cash was used for costs incurred in connection with the conversion of the loans under the Company’s senior unsecured credit facility into the outstanding notes. For fiscal 2008, cash provided by financing activities included $5,250 million of debt incurred in connection with the Merger and $2,436 million of equity contributions, partially offset by $131 million and $31 million of cash used for debt issuance costs and debt payments, respectively.

Cash provided by financing activities was $7,535 million in fiscal 2008, as compared with $54 million in fiscal 2007. Activities in fiscal 2008 primarily included $5,250 million of debt incurred in connection with the Merger, $2,436 million of equity contributions and $11 million received in connection with the exercise of options under our stock compensation plans prior to the Merger, partially offset by $131 million of debt issuance costs and $31 million in repayments of long-term debt and capital leases. During fiscal 2007, our cash provided by financing activities consisted primarily of $153 million of cash received in connection with the issuance of common stock under our employee stock purchase plan and the exercise of options under our stock compensation plans, which was partially offset by $94 million to repurchase our common stock pursuant to a stock repurchase program approved by our Board of Directors.

Contractual Obligations and Sources of Liquidity

Contractual Obligations

The following table summarizes our contractual obligations as of September 30, 2009:

	Payments due by period
In millions	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Capital lease obligations (1)	$1	$1	$—	$—	$—
Operating lease obligations (2)	458	99	135	79	145
Purchase obligations with contract manufacturers and suppliers (3)	34	34	—	—	—
Other purchase obligations (4)	150	69	81	—	—
Senior secured term loan (5)	3,700	38	76	76	3,510
9.75% senior unsecured notes due 2015 (6)	700	—	—	—	700
10.125%/10.875% senior PIK toggle unsecured notes due 2015 (6)	750	—	—	—	750
Interest payments due on long-term debt (7)	1,699	263	579	527	330
Pension benefit obligations (8)	87	87	—	—	—

Total	$7,579	$591	$871	$682	$5,435

(1)	The payments due for capital lease obligations do not include future payments for interest.

(2)	Contractual obligations for operating leases include $57 million of future minimum lease payments that have been accrued for in accordance with GAAP pertaining to restructuring and exit activities.

(3)	We purchase components from a variety of suppliers and use several contract manufacturers to provide manufacturing services for our products. During the normal course of business, in order to manage manufacturing lead times and to help assure adequate component supply, we enter into agreements with contract manufacturers and suppliers that allow them to produce and procure inventory based upon forecasted requirements provided by us. If we do not meet these specified purchase commitments, we could be required to purchase the inventory. See Note 17, “Commitments and Contingencies—Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements—Purchase Commitments and Termination Fees” to our Consolidated Financial Statements.

(4)	Other purchase obligations represent an estimate of contractual obligations in the ordinary course of business, other than commitments with contract manufacturers and suppliers, for which we have not received the goods or services as of September 30, 2009. Although contractual obligations are considered enforceable and legally binding, the terms generally allow us the option to cancel, reschedule and adjust our requirements based on our business needs prior to the delivery of goods or performance of services.

(5)	The contractual cash obligations for the senior secured credit facility represent the minimum principal payments owed per year. The contractual cash obligations do not reflect contingent mandatory annual principal repayments that may be required to be made upon us achieving certain excess cash flow targets, as defined in our senior secured credit facility, or any payments required to be made following the additional borrowings in connection with the NES acquisition.

(6)	The contractual cash obligations for the $700 million senior unsecured notes at 9.75%, due 2015 and $750 million senior unsecured notes at 10.125%, due 2015 (see Note 9, “Financing Arrangements” to our Consolidated Financial Statements) represent principal payments only.

(7)	The contractual cash obligations for interest payments represent the related interest payments on long-term debt and the contractual obligations associated with the related interest rate swaps which hedge approximately 81% of the floating rate interest risk associated with the senior secured credit facility. The interest payments on the senior secured credit facility were calculated using a 3.0% rate, calculated by applying an applicable margin to a 3-month LIBOR as of September 30, 2009. The interest payments were calculated using a 9.75% and 10.125% rate for the cash-pay notes and PIK toggle notes, respectively.

(8)	The Company sponsors non-contributory defined pension, postretirement and postemployment plans covering certain employees and retirees. The Company’s general funding policy with respect to qualified pension plans is to contribute amounts at least sufficient to satisfy the minimum amount required by applicable law and regulations, or to directly pay benefits where appropriate. Most postretirement medical benefits are not pre-funded. Consequently, the Company makes payments as these retiree medical benefits are disbursed.

Our primary future cash requirements will be to fund working capital, debt service, capital expenditures, restructuring payments and benefit obligations. In addition, we may use cash in the future to make strategic acquisitions.

Specifically, we expect our primary cash requirements for fiscal 2010 to be as follows:

•

NES—On December 18, 2009, Avaya acquired NES for $944 million in cash consideration, which includes $44 million of working capital adjustments primarily related to cash and securities of Nortel Government Solutions Incorporated. In connection with the acquisition, we anticipate incurring integration expenses of $65 million, which includes third party legal and consulting fees. See “Recent Developments,” presented elsewhere in this prospectus, for more information regarding the NES acquisition.

•

Debt service—We expect to make payments of approximately $391 million during fiscal 2010 for principal and interest associated with long-term debt. We do not foresee the need to repatriate earnings of foreign subsidiaries in order to make our scheduled debt payments.

•	Capital expenditures—We expect to spend approximately $115 million for capital expenditures and capitalized software development costs during fiscal 2010.

•

Restructuring payments—We expect to make payments of approximately $159 million during fiscal 2010 for employee separation costs and lease termination obligations associated with restructuring actions we have taken through September 30, 2009. We expect to make additional cash payments of approximately $146 million during fiscal 2010 as a result of restructuring actions anticipated during fiscal 2010.

•

Benefit obligations—For fiscal 2010, we estimate we will make payments for certain U.S. and non-U.S. pension benefits that are not pre-funded totaling $7 million, an $11 million contribution to satisfy the minimum statutory pension funding requirements in the U.S. and contributions totaling $19 million for non-U.S. plans. We also estimate that we will make payments totaling $66 million for retiree medical benefits that are not pre-funded during fiscal 2010.

We and our subsidiaries, affiliates and significant shareholders may from time to time seek to retire or purchase our outstanding debt (including publicly issued debt) through cash purchases and/or exchanges, in open market purchases, privately negotiated transactions, by tender offer or otherwise. Such repurchases or exchanges, if any, will depend on prevailing market conditions, liquidity requirements, contractual restrictions and other factors. The amounts involved may be material.

Future Sources of Liquidity

The purchase price of the NES acquisition and the payment of the related fees and expenses (including integration expenses that are anticipated to be incurred) were funded with (i) $800 million in cash proceeds received from Avaya from its issuance of $1,000 million in aggregate principal amount of additional term loans under, and in accordance with the terms of, Avaya’s existing senior secured credit facility, (ii) capital contribution to Avaya from Parent in the amount of $125 million from the issuance of Series A preferred stock and warrants to purchase common stock of Parent, and (iii) $184 million of Avaya’s existing cash. See “Recent Developments,” presented elsewhere in this prospectus, for more information regarding the NES acquisition.

We have generated positive cash flows from continuing operations annually for each of the years ended September 30, 2004 through 2009. We expect our primary source of cash during the remainder of fiscal 2010 to be positive net cash provided by operating activities. We expect that profitable revenues and continued focus on accounts receivable, inventory management and cost containment will enable us to continue to generate positive net cash from operating activities. Further, we continue to focus on cost reductions and have during 2009 initiated additional restructuring plans designed to reduce overhead and provide cash savings.

We and a syndicate of lenders are currently party to two revolving credit facilities for up to $535 million of borrowings (see Note 9, “Financing Arrangements” to our Consolidated Financial Statements), each of which matures on October 26, 2013. Our existing cash and cash equivalents and net cash provided by operating activities may be insufficient if we face unanticipated cash needs such as the funding of a future acquisition or other capital investment. Furthermore, if we acquire a business in the future that has existing debt, our debt service requirements may increase.

If we do not generate sufficient cash from operations, face unanticipated cash needs such as the need to fund significant strategic acquisitions or do not otherwise have sufficient cash and cash equivalents, we may need to incur additional debt or issue equity. In order to meet our cash needs we may, from time to time, borrow under our credit facilities or issue long- or short-term debt or equity, if the market and our credit facilities and the indenture governing the exchange notes permit us to do so.

Based on past performance and current expectations, we believe that our existing cash and cash equivalents of $567 million as of September 30, 2009 and our net cash provided by operating activities will be sufficient to meet our future cash requirements described above. Our ability to meet these requirements will depend on our ability to generate cash in the future, which is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control.

Uncertainties Regarding Our Liquidity

We believe the following uncertainties exist regarding our liquidity:

•

Revenues—Our ability to generate net cash from operating activities has been a primary source of our liquidity. If our revenues and margins were to decline significantly during this economic downturn and challenging market conditions, particularly in the U.S., our ability to generate net cash from operating activities in a sufficient amount to meet our cash needs could be adversely affected.

•

Cost Saving Initiatives—Our ability to reduce costs through cost saving initiatives will have a direct effect on our cash flows and available cash balances. We may be unsuccessful in these actions or the amount required for severance payments may be so prohibitive as to preclude the implementation of such cost savings initiatives, which could negatively impact our generation of cash flows.

•	Debt Ratings—Our ability to obtain external financing and the related cost of borrowing are affected by our debt ratings. See “Debt Ratings.”

•

Future Acquisitions—We may from time to time in the future make acquisitions. Such acquisitions may require significant amounts of cash or may result in increased debt service requirements to the extent we assume or incur debt in connection with such acquisitions.

•

Litigation—In the ordinary course of business, the Company is involved in litigation, claims, government inquiries, investigations, charges and proceedings. See Note 17, “Commitments and Contingencies” to our consolidated financial statements. Our ability to successfully defend the Company against future litigation may impact cash flows.

Debt Ratings

As of December 21, 2009, we had a long-term corporate family rating of B3 with a stable outlook from Moody’s and a corporate credit rating of B with a negative outlook from Standard & Poor’s. Our ability to obtain additional external financing and the related cost of borrowing may be affected by our debt ratings, which are periodically reviewed by the major credit rating agencies. The ratings are subject to change or withdrawal at any time by the respective credit rating agencies.

Credit Facilities

Upon closing of the Merger, the Company entered into new financing arrangements consisting of (i) a senior secured credit facility including (a) a senior secured term loan of $3,800 million and (b) a senior secured multi-currency revolver in an aggregate commitment amount of $200 million, (ii) a senior secured asset-based credit facility in an aggregate principal amount of up to $335 million, subject to availability under a borrowing base, and (iii) a $1,450 million senior unsecured credit facility consisting of (a) $700 million of senior cash pay loans, and (b) $750 million of senior PIK toggle loans. Availability under the two revolving credit facilities at September 30, 2009, aggregated $400 million. See Note 9, “Financing Arrangements” to our Consolidated Financial Statements for further details.

For the periods May 1, 2009 through October 31, 2009 and November 1, 2009 through April 30, 2010, the Company has elected to pay interest in kind on its senior PIK toggle notes. As a result, payment in kind interest of $41 million was added to the principal amount of the notes effective November 1, 2009, and payment in kind interest of approximately $43 million will be added to the principal amount of the PIK toggle notes effective May 1, 2010 and will be payable when the notes become due.

In addition, in connection with the acquisition of NES, the Company has received $800 million of financing in connection with the issuance of additional term loans under its senior secured credit facility having an aggregate face amount of $1,000 million, and warrants to purchase 61,538,462 common shares of Parent for $3.25 per share.

Under the terms of the senior unsecured credit facility as amended, the lenders exercised their right to exchange all of their loans in that facility for the outstanding notes on October 24, 2008. In addition, on that date the Company and the subsidiary guarantors executed an indenture governing the outstanding notes with The Bank of New York Mellon as trustee, and an Exchange and Registration Rights Agreement with Morgan Stanley Senior Funding, Inc., as administrative agent. Following these actions, the terms of that facility no longer apply to the Company or its subsidiaries. The outstanding notes have substantially similar terms to the loans as amended, including principal amounts outstanding, interest rates, maturity dates and guarantees. See Note 9, “Financing Arrangements” to our Consolidated Financial Statements.

The exchange offers are intended to satisfy our obligation to register our outstanding notes under the registration rights agreement dated October 24, 2008. We will not receive any cash proceeds from the issuance of the exchange notes pursuant to the exchange offers. In consideration for issuing the exchange notes as contemplated in this prospectus, we will receive a like principal amount of the outstanding notes, the terms of which are identical in all material respects to the exchange notes, except that the exchange notes will be registered with the SEC. We will retire and cancel all of the outstanding notes tendered in the exchange offers. Accordingly, the issuance of the exchange notes will not result in any change in our capitalization.

Under our credit facilities we are required to meet specified financial ratios and other financial condition tests if we decide to take certain actions permitted under those credit facilities. For additional information, please see “Summary Historical Consolidated Financial Data—Management’s Use of Adjusted EBITDA.” Our continued ability to meet those financial ratios and tests can be affected by events beyond our control, and we cannot assure you that we will meet those ratios and tests. As of September 30, 2009, we are in compliance with all of the covenants contained in our debt agreements.

Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements

We are party to several types of agreements, including surety bonds, purchase commitments, product financing arrangements and performance guarantees, which are fully discussed in Note 17, “Commitments and Contingencies” to our consolidated financial statements.

Legal Proceedings and Environmental, Health and Safety Matters

We are subject to certain legal proceedings, which are fully discussed in Note 17, “Commitments and Contingencies—Legal Proceedings” to our consolidated financial statements.

Quantitative and Qualitative Disclosures About Market Risk

Foreign Currency Transactions

Recorded Transactions—We utilize foreign currency forward contracts primarily to manage short-term exchange rate exposures on certain receivables, payables and loans residing on foreign subsidiaries’ books, which are denominated in currencies other than the subsidiary’s functional currency. For fiscal 2009, 2008 and 2007, the changes in the fair value of the foreign currency forward contracts were substantially offset by changes resulting from the revaluation of the hedged items.

The fair value of foreign currency forward contracts is sensitive to changes in currency exchange rates. A 10% appreciation in traded-against foreign currency value from the prevailing market rates would have had a negative impact of $9 million, $23 million and $41 million, respectively, for fiscal 2009, 2008 and 2007. Conversely, 10% depreciation would have had a positive impact of $8 million, $22 million and $59 million, respectively, for fiscal 2009, 2008 and 2007.

Forecasted Transactions—From time to time, we use foreign currency forward contracts to offset certain forecasted foreign currency transactions primarily related to the purchase or sale of product expected to occur during the ensuing twelve months. The change in the fair value of foreign currency forward contracts is recognized as other income or expense in the period in which the exchange rates change. For fiscal 2009, 2008 and 2007, these gains and losses were not material to our results of operations.

Interest Rate Risk

We are subject to interest rate risk in connection with borrowings under our senior secured credit facility. We utilize interest rate swaps to manage our exposure to changes in interest rates. Although we currently have interest rate swap agreements hedging floating rate portions of this debt, these will expire before the borrowings are scheduled to mature. As of September 30, 2009, we have $3,700 million outstanding under the term loan portion of our senior secured credit facility, some of which is subject to variable interest rates. Each change of 0.125% in interest rates would result in a $1 million change in our annual interest expense on the unhedged portion of the term loan borrowings.

In connection with the debt arrangements entered into upon closing of the Merger, the Company entered into five interest rate swap agreements in November 2007 with an aggregate notional amount of $2,400 million. One of these agreements, with a notional amount of $200 million, matured in November 2008. These swaps were executed to offset a portion of the floating interest rate risk associated with the senior secured term loan. Subsequently, the Company entered into two additional interest rate swaps on March 5, 2008 with an aggregate notional amount of $800 million.

See Note 9, “Financing Arrangements” to our Consolidated Financial Statements for further details related to these interest rate swap agreements.

Recent Accounting Pronouncements

Accounting Standards Codification (“ASC”) 105—Generally Accepted Accounting Principles

In June 2009, the FASB issued authoritative guidance now codified as FASB ASC Topic 105, “Generally Accepted Accounting Principles,” as the single source of authoritative nongovernmental U.S. GAAP (“ASC 105”). ASC 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission. These provisions of ASC Topic 105 are effective for interim and annual periods ending after September 15, 2009 and, accordingly, are effective for the Company. The adoption of this pronouncement did not have an impact on the Company’s financial condition or results of operations. However, references to specific accounting standards in the notes to our consolidated financial statements have been changed to refer to the appropriate section of the ASC.

ASU No. 2009-14—Certain Revenue Arrangements That Include Software Elements—a consensus of the FASB Emerging Issues Task Force

In October 2009, the FASB issued Accounting Standard Update (“ASU”) No. 2009-14, “Certain Revenue Arrangements That Include Software Elements—a consensus of the FASB Emerging Issues Task Force” (“ASU No. 2009-14”). This update provides amendments to ASC 985 that changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and nonsoftware components that function together to deliver the tangible product’s essential functionality is no longer within the scope of the software revenue guidance in subtopic ASC 985-605. The amendments in this update also provide guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software. ASU No. 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June, 15 2010. Early adoption is permitted provided that the guidance in this update is retroactively applied to the beginning of the year of adoption. ASU No. 2009-14 is effective for the Company beginning in fiscal 2011. The Company is currently evaluating the impact that adoption of ASU No. 2009-14 may have on its consolidated financial statements.

ASU No. 2009-13—Multiple—Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force

In October 2009, the FASB issued ASU No. 2009-13, “Multiple—Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” (“ASU No. 2009-13”). This update provides amendments to the criteria in subtopic 605-25 of ASC Topic 605 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining selling prices of deliverables. It also replaces fair value in the revenue allocation guidance with selling price to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a market participant and significantly expands the disclosures related to a vendor’s multiple-deliverable revenue arrangements. ASU No. 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June, 15 2010. Early adoption is permitted provided that the guidance in this update is retroactively applied to the beginning of the year of adoption. ASU No. 2009-13 is effective for the Company beginning in fiscal 2011. The Company is currently evaluating the impact that adoption of ASU No. 2009-13 may have on its consolidated financial statements.

ASU No. 2009-05—Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value

In August 2009, the FASB issued ASU No. 2009-05, “Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value” (“ASU No. 2009-05”). This update provides amendments to FASB ASC Topic 820, “Fair Value Measurements and Disclosure” for the fair value measurement of liabilities when a quoted price in an active market is not available. ASU No. 2009-05 is effective for the first reporting period beginning after August 2009. ASU No. 2009-05 is effective for the Company beginning in fiscal 2010. The adoption of ASU No. 2009-05 is not expected to have a material impact on the Company’s consolidated financial statements.

ASC 860—Transfers and Servicing

In June 2009, the FASB issued authoritative guidance now codified as FASB ASC Topic 860, “Transfers and Servicing” (“ASC 860”), to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets, the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The provisions of ASC 860 are effective for the Company beginning in fiscal 2011. The adoption of ASC 860 is not expected to have a material impact on the Company’s consolidated financial statements.

ASC 810—Consolidation

In December 2007, the FASB issued authoritative guidance now codified as FASB ASC Topic 810 “Consolidation” (“ASC 810”) which improves the relevance, comparability, and transparency of financial information by requiring all entities to report noncontrolling (formerly known as minority) interests in subsidiaries as equity in the consolidated financial statements. ASC 810 also eliminates inconsistencies currently existing in accounting for transactions between an entity and noncontrolling interests by requiring that they be treated as equity transactions. ASC 810 is effective, on a prospective basis, for the Company beginning in fiscal 2010. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued authoritative guidance under ASC 810 to establish standards to improve financial reporting by enterprises involved with variable interest entities. The guidance requires an enterprise to perform an analysis to determine whether an enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The guidance under ASC 810 addresses (1) the effects on certain provisions of ASC 810, as a result of the elimination of the qualifying special-purpose entity concept in ASC 860 and (2) concerns about the application of certain key provisions of ASC 810, including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This guidance under ASC 810 is effective for the Company beginning in fiscal 2011. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

ASC 805—Business Combinations

In December 2007, the FASB issued authoritative guidance now codified as FASB ASC Topic 805 “Business Combinations” (“ASC 805”) to create greater consistency, thereby improving financial reporting in the accounting and reporting of business combinations. ASC 805 requires acquiring entities to recognize all the assets and liabilities assumed in the transaction. Certain amounts that had been allowed to be recognized, such as capitalized Merger-related costs and accruals for restructuring costs and other exit activities, will be expensed as incurred. ASC 805 also establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed. ASC 805 is effective, on a prospective basis, for the Company beginning in fiscal 2010.

In April 2009, the FASB issued authoritative guidance under ASC 805 to address application issues regarding the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The provisions under this guidance are effective for the Company beginning in fiscal 2010. The adoption of this guidance is expected to have an impact on the purchase accounting of future acquisitions consummated and on the carrying amounts of assets acquired and liabilities assumed.

ASC 715—Compensation-Retirement Benefits

In December 2008, the FASB issued authoritative guidance now codified under FASB ASC Topic 715, “Compensation-Retirement Benefits” (“ASC 715”), to provide additional guidance on employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The provisions of this guidance are effective for financial statements issued for fiscal years ending after December 15, 2009. The Company will adopt this guidance in fiscal 2010. The adoption of this guidance will result in increased disclosures in the financial statements related to the assets of Company’s defined benefit pension plans.

ASC 350—Intangibles-Goodwill and Other

In April 2008, the FASB issued authoritative guidance now codified under FASB ASC Topic 350, “Intangibles-Goodwill and Other” (“ASC 350”) which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset under ASC 350 and the period of expected cash flows used to measure the fair value of the asset under ASC 805 and other U.S. GAAP. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact that adoption of this guidance may have on its consolidated financial statements.

ASC 820—Fair Value Measurements and Disclosures

In September 2006, the FASB issued authoritative guidance now codified as FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” (“ASC 820”) which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The guidance describes fair value as being based on a hypothetical transaction to sell an asset or transfer a liability at a specific measurement date, as considered from the perspective of a market participant who holds the asset or owes the liability. In addition, fair value should be viewed as a market-based measurement, not an entity-specific measurement. Therefore fair value should be determined based on the assumptions that market participants would use in pricing an asset or liability, including all risks associated with that asset or liability. In February 2008, the FASB issued supplemental guidance that delays the effective date of this new fair value accounting standard to fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) and will be adopted by the Company beginning in the first quarter of 2010. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for the Company in the first quarter of fiscal 2009. The adoption of provisions of ASC 820 did not have and is not expected to have a material impact on the Company’s consolidated financial statements.

BUSINESS

Our Company

Avaya is a global leader in business communications systems. The Company provides world-class unified communications solutions and contact center solutions, and related services directly and through its channel partners to leading businesses and organizations around the world. Enterprises of all sizes depend on Avaya for state-of-the-art communications that help improve efficiency, collaboration, customer service and competitiveness.

Avaya is helping to shape future business communications by integrating voice, video, mobility, conferencing, and collaboration technologies into business applications that provide organizations with the opportunity to be more responsive and successful. Avaya’s open communications products and services help to simplify the complex communications challenges of our customers while enabling them to leverage their existing investments.

As of September 30, 2009, Avaya employed approximately 15,500 employees worldwide including approximately 2,200 research and development professionals. Also as of that date, Avaya had approximately 4,300 patents and patent applications. With the acquisition of NES on December 18, 2009, the Company’s headcount increased by 5,900 and Avaya acquired over 800 patents and patent applications.

At the core of the Company’s business is a large and diverse global installed customer base. Customers range in size from small enterprises with only a few employees to large government agencies and multinational companies with over 100,000 employees. Avaya sells solutions directly and through its channel partners. Following the acquisition of NES, Avaya has approximately 10,000 channel partners worldwide, including system integrators, service providers, value-added resellers and business partners that provide sales and service support.

The enterprises Avaya serves operate in a broad range of industries, including financial services, manufacturing, retail, transportation, energy, media and communications, health care, education and government.

As a major industry participant focused solely on providing enterprise communications, Avaya has a reputation for designing software, applications and systems that can help organizations deliver superior business results. The Company’s attention is increasingly on integrating communications strategically into business processes.

Prior to October 26, 2007, Avaya operated as a public company with common stock traded on the New York Stock Exchange. Effective as of that date, Avaya merged with a company formed by affiliates of two private equity firms, Silver Lake and TPG. Since becoming privately-held, Avaya has made significant operational improvements and changes to its cost structure. These changes have helped improve the Company’s financial performance, despite the challenging economy that Avaya and its competitors have faced over the last 24 months. The Company expects to maintain its operational and fiscal discipline going forward.

Major Business Areas

Bringing the Business World Closer Together

Employees in large and small businesses and organizations work in an environment that is increasingly dispersed with people working in, and moving among, different locations. People have shorter deadlines, tighter resources and higher revenue and production goals. More than ever, workers are challenged to collaborate and communicate to accomplish their work.

Avaya’s expertise in unified communications and contact centers and the Company’s service offers provide a collaboration and communications foundation to help organizations and their employees navigate this environment to improve operations and increase revenue opportunities.

Avaya conducts its business operations in two segments, Global Communications Solutions (“GCS”) and Avaya Global Services (“AGS”).

Global Communications Solutions

Within its GCS segment, Avaya focuses primarily on unified communications and contact center solutions.

Unified Communications

Secure and Scalable Innovation Designed to Meet Customer Need

Avaya’s unified communications solutions help companies increase employee productivity, improve customer service and reduce costs by integrating multiple forms of communications, including telephony, e-mail, instant messaging and video.

Among other things, Avaya’s unified communications portfolio provides:

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centralized call control for distributed networks of media gateways and a wide range of analog, digital, and IP-based communication devices, giving enterprises the flexibility to introduce advanced IP telephony solutions as needed while retaining their existing infrastructure investments;

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applications and collaboration tools to support communications across a wide range of platforms, including desktop and laptop computers, mobile devices, and dedicated IP deskphones, allowing business users to work from any location using a variety of public and private networks;

•	messaging platforms enabling migration from traditional voice messaging systems to IP messaging with enterprise-class features, scalability and reliability; and

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audio conferencing solutions that combine reservation-less, attended, scheduled meet-me and event-based capabilities, as well as sub-conferencing, dial out, blast dial, recording, billing and reporting features.

We believe we are well-positioned to deliver strategic value through the development, deployment and management of applications easily across multi-vendor, multi-location and multi-modal businesses. The Company’s Avaya Aura™ architecture simplifies complex communications networks, reduces infrastructure costs and quickly delivers voice, video, messaging, presence, web applications and more to employees. Using that architecture, organizations are able to develop and deploy communications applications just once because the architecture allows every employee access to any application no matter where they are or what communications device or network they use. These develop-once, extend-anywhere applications and vendor- and premise-agnostic capabilities come on a simple, scalable, secure infrastructure. This helps enterprises to simultaneously reduce costs and increase user productivity and choice.

GCS’s Small and Medium Enterprise Communications group is focused on enterprises with up to 250 employees. Its flagship product, Avaya IP Office, is a complete solution for telephony, messaging, networking, conferencing and customer management designed for the requirements of small and medium enterprises. The products and services are sold primarily through Avaya’s global channel partners.

Contact Centers

Today’s contact centers operate in a consumer-driven, Internet-enabled world that has moved customer communications beyond “taking calls.” Customers want to reach organizations via email, instant messaging (or IM), text and more. Avaya offers reliability, scalability and communications solutions that improve customer service and help companies compete more effectively.

Avaya Contact Center Express enables mid-size organizations to deploy the sophisticated customer service capabilities of larger businesses in a simplified, fully integrated and more cost-effective way. Mid-size companies often face a unique set of customer service challenges because they tend to have a fraction of the agents, administrators and budgets of larger businesses—yet may still require sophisticated features and services. Avaya Contact Center Express is an ‘out of the box’ solution that provides mid-size businesses with important features for contact centers, such as a unified desktop display, advanced multimedia tools, and integration to leading customer relationship management software. The solution is powered by Avaya Aura™ Communication Manager, the company’s voice and video telephony software.

Avaya’s contact center applications and systems help make contact centers more effective. The Company’s contact center solutions include intelligent routing, self-service and proactive contact applications that drive effective communications and transactions with customers. In addition, Avaya’s analytics and reporting platforms, Avaya Call Management System and Avaya IQ, provide companies with detailed customer information that can help improve profitability and customer retention.

Avaya’s Intelligent Customer Routing capabilities are designed to allow customers and their essential information to be transferred to the correct agent or expert through the quickest and most efficient route possible. Callers can use speech self-service to provide key information—such as account number, transaction history and primary needs—with the objective of setting connected to the best available resource in any location of the business.

Through this process, businesses can more easily route communications to global locations using multi-vendor systems because of Avaya’s ability to integrate these systems. The integration allows customer service organizations to better use their contact center agents and experts, regardless of which vendor’s equipment they use or where they are located. Customer calls can travel farther, faster and with key information intact.

As a result our products provide organizations with the opportunity to cut costs, improve agent efficiency and maximize the value of every customer.

Avaya Global Services

Avaya Global Services evaluates, designs, implements, supports and manages enterprise communications networks to help achieve enhanced business results. As of September 30, 2009, Avaya Global Services was backed by approximately 7,300 employees worldwide. In connection with the NES acquisition on December 18, 2009, an additional 2,800 employees were added to Avaya Global Services.

The Company’s services portfolio includes product support, consulting and systems integration and global managed services that enable customers to manage their converged communications networks worldwide. Avaya Global Services is supported by patented design and management tools and network operations and technical support centers around the world.

The major Avaya Global Services areas include:

Global Support Services—Avaya monitors and optimizes customers’ communication network performance by helping to ensure network availability and keeping communication networks current with the latest software releases. In the event of an outage, the Avaya services team or its business partners help customers restore their networks.

Avaya Professional Services (APS)—This group consists of planning, design and integration specialists and consultants worldwide. The Company provides solutions that help reduce costs and enhance business agility. APS also provides vertical solutions designed to leverage existing Avaya product environments, contact centers and unified communication networks.

Avaya Operations Services—Avaya can supplement customers’ in-house staff and manage complex multi-vendor, multi-technology networks, optimize network performance, and manage customers’ communications environment and related assets.

The Company continually upgrades its services capabilities with the goal of providing best-in-class services with a global delivery model, which requires continued enhancement of its product and services offerings. The Company also focuses on training employees to service new products and applications, and take other measures to enable it to deliver consistent levels of customer support to multinational customers on a global basis.

The Avaya Ecosystem: BusinessPartners and DevConnect Program

Avaya is committed to providing customers a choice in how they make an investment in communications assets and how they maintain those assets for enhanced results.

The Company also has dedicated resources to support a network of developers who create applications and products that work with Avaya’s systems to extend the value of customers’ core communications.

Avaya’s BusinessPartners and DevConnect program are the foundation of this commitment.

Business Partners

Avaya is committed to a go-to-market model that with a largely indirect sales focus. Following the acquisition of NES, approximately 10,000 channel partners serve the Company’s customers worldwide through the Avaya BusinessPartner program.

Though the use of certifications, the program positions partners to sell, implement and maintain Avaya’s communications systems, applications and services. The Avaya BusinessPartner program offers clearly defined partner categories with financial, technical, sales and marketing benefits that grow in parallel with levels of certification.

The Company supports partners in the program by providing a portfolio of industry-leading solutions in addition to sales, marketing and technical support.

Avaya DevConnect

The Avaya DevConnect program promotes the development, compliance-testing and co-marketing of innovative third-party products that are compatible with Avaya’s standards-based solutions. Member organizations have expertise in a broad range of technologies, including IP telephony, contact center and unified communication applications, and help companies extend the value of their multi-vendor networks and transform voice into an intelligent business application.

As of September 30, 2009, the program had more than 10,000 registered developers, including more than 400 gold- and platinum-status companies that are eligible to submit their products for compatibility testing by the Avaya Solution Interoperability and Test Lab.

Avaya Test Lab engineers work in concert with each submitting member company to develop comprehensive test plans for each application to validate the product integrations. Doing so helps ensure businesses can confidently add best-in-class capabilities to their networks without having to replace their existing infrastructure, speeding deployment of new applications and reducing both network complexity and implementation costs.

Industry Overview

Avaya participates in the enterprise communications industry, with offers in unified communications, contact centers and related services.

Unified communications brings together real-time and non-real time communication capabilities, allowing users to access a wide variety of applications including telephony, messaging, presence and conferencing from any place and from any device. Unified communications allows better collaboration and access to business processes. Some of the industry’s leaders include companies that offer a broad portfolio of products including Astra, Alcatel-Lucent, Cisco, Microsoft, Mitel, NEC, Shoretel and SEN. There are also a number of companies who excel in specific applications such as Polycom, Inc., TANDBERG and Interactive Intelligence Inc., as well as system integrators, including International Business Machines Corporation and The Hewlett-Packard Company, who work with vendors and customers to integrate solutions and improve business processes.

We believe that in the past few years organizations have increasingly looked to save money while improving the productivity and collaboration of their workforce, from groups located in the same building to those spread across multiple continents. The proliferation of IP networks, explosion of cellular and the introduction of and integration between new and existing communication applications has created a favorable technology backdrop to allow the industry to grow and prosper.

Contact centers allow companies and government agencies to bring together people, technology and information in physical or virtual places to strengthen relationships with current and prospective customers and constituents. During the economic downturn of the last 24 months, companies have used the capabilities of contact centers to help retain and build additional business from current customers, while attracting new business for the future at a reasonable cost. Government agencies are using contact centers to help inform and serve constituents, using the technology to provide extended hours and a broad range of information services.

A number of companies provide contact center solutions, including Cisco and Alcatel-Lucent. In addition, many system integrators have built practices in this area, helping their customers bring together communication channels including voice, e-mail and chat allowing their customers to do business with them according to their own preference and still receive superior service and attention.

The services businesses related to these markets include:

•	solution installation/implementation;

•	professional services to help customers design and optimize their communications investment;

•	managed services that provide an alternative to owning and operating communications applications and infrastructure; and

•	on-site and remote maintenance offerings.

The global market for these services is fragmented, with no one company holding more than single-digit market share worldwide. Companies serving these markets range from local firms to large multi-national companies with a global footprint. Avaya is joined by other vendors including other communication vendors, value added resellers, distributors and system integrators.

Avaya’s strategy is focused on a global market totaling $48.3 billion in end user spending in 2009 based on Avaya’s analysis of various industry analyst reports. This market opportunity, across all sizes of businesses, includes:

•	Unified Communications: business voice systems, associated endpoints, unified messaging, and audio, video and web conferencing solutions.

•	Contact Center: automatic call distributors, speech and self-service solutions, proactive contact solutions, computer telephony integration and multimedia applications and agent performance software.

•	Services: installation, professional services, maintenance, and managed services for the above solutions.

Our Strategy

Avaya’s objective is to be a global leader and recognized expert in business communications. Avaya is committed to delivering innovative, open, flexible and reliable unified communications and contact center solutions that result in improved productivity, better collaboration and outstanding customer service.

To this end, Avaya’s strategy includes:

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focusing on delivering applications, systems and services that support a multi-vendor operating environment to help organizations to protect their existing communications investments as they add new applications to improve worker productivity, enhance business operations, and reduce costs;

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continuing to shift to a largely indirect go-to-market model, allowing Avaya to increase its opportunity to sell products and services to new customers and extend opportunities for additional sales to existing customers;

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adding managed and professional services to its consultative services offers to help customers maximize the value of their communications assets and developing horizontal and vertical offers for key markets; and

•	continuing its focus on the operational and fiscal discipline that have contributed to its improved cost structure since becoming privately-held in October 2007.

Acquisitions and Alliances

Acquisitions

As described in this prospectus, we recently completed the acquisition of NES and we are engaged in the integration of that business. In addition, we have acquired a number of other companies in recent years and we are likely to acquire more in the future. We cannot assure you that our previous or future acquisitions will be successful or that they will not materially adversely affect our financial condition or operating results. The risks associated with acquisitions of NES and other businesses are significant and are more fully described in “Risk Factors.”

Alliances

We have formed alliances with companies where we believe that we can improve our offers to customers by collaborating. Our alliances can take different forms, including those intended, among other things, to extend our market reach through the use of complementary technologies, to develop new products or enhance existing ones, and to exchange technology. Current alliances include:

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International Business Machines Corporation (IBM)—Avaya and IBM offer our enterprise customers a variety of unified communications and contact center solutions. Sales and delivery are being offered through IBM Global Services. Avaya applications are integrated and interoperable with many IBM technologies and Avaya uses IBM technology in our product portfolio.

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The Hewlett-Packard Company (HP)—Avaya and HP are collaborating in the development, sales, marketing and delivery of converged communications solutions for enterprise customers. The solutions address customer needs in unified communications and contact center environments. Sales and delivery are being offered through HP sales and services. Avaya applications are interoperable with a variety of HP technologies.

Customers, Sales, Partners and Distribution

Customers

Our customer base is diverse, ranging in size from small businesses employing a few employees to large government agencies and multinational companies with over 100,000 employees. Our customers include enterprises operating in a broad range of industries around the world, including financial services, manufacturing, media and communications, professional services, health care, education and government.

We have thousands of customers, and no single customer represented more than 10 percent of our revenue for the years ended September 30, 2009, 2008 or 2007. For more information concerning customer information about geographic areas, please see Note 15, “Operating Segments,” to our audited consolidated financial statements included in this prospectus.

Sales, Partners and Distribution

Our global go-to-market strategy is designed to focus and strengthen our reach and impact on large multinational enterprises, mid-market and more regional enterprises and small businesses. Our go-to-market strategy is to serve our customers the way they prefer to work with us, either directly with Avaya or through our indirect sales channel, which includes our global network of alliance partners (IBM and HP), distributors, dealers, value-added resellers, telecommunications service providers and system integrators. Our sales organizations are equipped with a broad product and software portfolio, complemented with services offerings including professional, implementation, maintenance and managed services.

The Avaya sales organization is globally deployed with direct and indirect (e.g. channel partner) presence in over 100 countries. We continue to focus on efficient deployment of Avaya sales resources, both directly and indirectly, for maximum market penetration and global growth. Our investment in our sales organization includes training curricula to support the evolution of our sales strategy toward a solutions-based sales process targeted at helping businesses reduce costs, lower risk and grow their revenues. The program includes sales process, skills and solutions curricula for all roles within our sales organization.

Research and Development

We plan on using our substantial investments in research and development to develop new systems and software related to converged communication systems, communications applications, multi-media contact center innovations, messaging applications, speech enabled applications, business infrastructure and architectures, converged mobility systems, hosted offerings, web services, communications-enabled business processes and applications, data networks and services for Avaya’s customers.

We invested $309 million for the year ended September 30, 2009; $376 million for the period October 27, 2007 through September 30, 2008; $29 million for the period October 1, 2007 through October 26, 2007; and $444 million in fiscal 2007, in research and development. In-process research and development costs of $112 million associated with the Merger, as described elsewhere in this prospectus, are excluded from the amount for the period October 27, 2007 through September 30, 2008. To date, customer-sponsored research and development activities that we have conducted have not been material.

Manufacturing and Supplies

We have outsourced substantially all of our manufacturing operations to several electronic manufacturing services, or EMS, providers. Our EMS providers produce a majority of our products in facilities located primarily in China, Poland, Israel, and the U.S. All manufacturing of the Company’s products is performed in accordance with detailed specifications and product designs furnished or approved by the Company and is subject to rigorous quality control standards.

We periodically review our product manufacturing operations and consider changes we believe may be necessary or appropriate. Although we closely manage the transition process when manufacturing changes are required, we could experience disruption to our operations during any such transition.

We also face increasing complexity in our product design, logistics and procurement operations as we adjust to new and upcoming requirements relating to the materials composition of our products, such as the EU directives, RoHS and WEEE, as well as similar regulations in other geographies. Additionally, new requirements addressing the operating characteristics of our products are emerging, such as the EU EUP directive, which may necessitate reengineering of some products. See “—Environmental, Health and Safety Matters.” If certain exemptions are phased out from these regulations or if other environmental regulations are imposed, we may be required to reengineer products to utilize components compatible with these changing regulatory requirements and the resulting reengineering and component substitution may result in additional costs to us. Even if we are able and willing to reengineer products or pay additional costs, we still may be adversely affected if the materials and components that we need are unavailable to us or available only at an increased cost. In addition, if we were found to be in violation of these regulations, we could be subject to government fines, noncompliant products may be banned from markets covered by the regulations and our customers could incur liability. Although we do not anticipate any material adverse effects based on the nature of our operations and the effect of such regulations, there is no assurance that existing regulations or future regulations will not have an adverse effect on us.

We also purchase certain hardware components and license certain software components from third-party original equipment manufacturers (“OEMs”) and resell them both under the Avaya brand and, in some cases, under the brand of the OEMs. In some cases, certain components are available only from a single source or from a limited source of suppliers. Delays or shortages associated with these components could cause significant disruption to our operations. For more information on risks related to products and components, see “Risk Factors—Risks Related to Our Business—We rely on third-party providers for the manufacture, warehousing and distribution logistics associated with our products.”

Competition

Because we focus on the development and marketing to enterprises of advanced communications solutions, such as unified communications and contact center solutions, we compete against traditional enterprise voice communications providers, such as SEN, Alcatel-Lucent and NEC, data networking companies, such as Cisco, and software companies, such as Microsoft. Avaya also faces competition in the small and medium enterprise market from many competitors, including Cisco, Alcatel-Lucent, NEC, Matsushita Electric Corporation of America, Mitel and Shoretel, although the market for these products is more fragmented. We face competition in certain geographies with companies that have a particular strength and focus in these regions, such as Huawei in China and Intelbras in Latin America. Avaya Services competes with companies like those above offering services with respect to their own product offerings, as well as many value added resellers, consulting and systems integration firms and network service providers.

In addition, because the market for our products is subject to rapid technological change, as the market evolves we may face competition in the future from companies that do not currently compete in the enterprise communications market, but whose current business activities may bring them into competition with us in the future. In particular, as the convergence of enterprise voice and data networks becomes more widely deployed by enterprises, the business, information technology and communication applications deployed on converged networks become more integrated. We may face increased competition from current leaders in information technology infrastructure, information technology, personal and business applications and the software that connects the network infrastructure to those applications. We may also face competition from companies that seek to sell remotely hosted services or software as a service directly to the end customer. Competition from these potential market entrants may take many forms, including offering products and applications similar to those we offer as part of another offering. In addition, these technologies continue to move from a proprietary environment to an open standards-based environment.

Several of these existing competitors have, and many of our future competitors may have, greater financial, personnel, research and development and other resources, more well-established brands or reputations and broader customer bases than we do and, as a result, these competitors may be better positioned to respond quickly to potential acquisitions and other market opportunities, new or emerging technologies and changes in customer requirements. Some of these competitors may have customer bases that are more geographically balanced than ours and, therefore, may be less affected by an economic downturn in a particular region. Competitors with greater resources also may be able to offer lower prices, additional products or services or other incentives that we cannot match or do not offer. Industry consolidations may also create competitors with broader and more geographic coverage and the ability to reach enterprises through communications service providers.

Technological developments and consolidation within the communications industry result in frequent changes to our group of competitors. The principal competitive factors applicable to our products include:

•	product features, performance and reliability;

•	customer service and technical support;

•	relationships with distributors, value-added resellers and systems integrators;

•	an installed base of similar or related products;

•	relationships with buyers and decision makers;

•	price;

•	the financial condition of the competitor;

•	brand recognition;

•	the ability to integrate various products into a customer’s existing networks, including the ability of a provider’s products to interoperate with other providers’ communications products; and

•	the ability to be among the first to introduce new products.

In addition, existing customers of data networking companies that compete against us may be inclined to purchase enterprise communications solutions from their current data networking vendor rather than from us. Also, as communications and data networks converge, we may face competition from systems integrators that traditionally have been focused on data network integration. We cannot predict with precision which competitors may enter our markets in the future, what form such competition may take or whether we will be able to respond effectively to the entry of new competitors into our markets or the rapid evolution in technology and product development that has characterized our markets. In addition, in order to effectively compete with any new market entrant, we may need to make additional investments in our business or use more capital resources than our business currently requires or reduce prices, which may adversely affect our profitability.

Our Competitive Strengths

The Company believes the following strengths provide it a competitive advantage in the enterprise communications industry:

Comprehensive Suite of Industry-Leading Communications Applications

Application offers include remote/mobile offerings such as speech access, remote agents and softphones, which help allow customers to improve worker productivity and reduce network and real estate costs by providing secure business communications to a dispersed workforce. Flexible contact center offerings, which include systems designed to optimize the performance of contact center applications and protect contact center investments, help organizations increase revenues and reduce costs without requiring them to become experts on how to best manage their contact center applications.

Large, Diverse Global Customer Installed Base

The Company has sold solutions for unified communications, contact centers, IP telephony and traditional voice communications, directly or through channel partners, to approximately one million customer locations worldwide. Customers range in size from small enterprises with a few employees to large government agencies and multinational companies with over 100,000 employees, and include enterprises operating in a broad range of industries around the world, including financial services, manufacturing, retail, transportation, energy, media and communications, health care, education and government.

Investment Protection for Customers’ Communications Systems

Avaya offers significant investment protection for customers operating multi-vendor communications systems by allowing those customers to upgrade their existing systems and take advantage of the benefits of IP telephony while maintaining a significant portion of their previous equipment investment, regardless of the supplier of their previous equipment.

Global Services Organization that Offers End-to-End Customer Solutions

Avaya’s worldwide delivery infrastructure helps customers with their critical business communications needs. From initial planning and design, through implementation, monitoring and maintenance, end-to-end services assist customers at each stage of network management. For example, remote maintenance and diagnostic services can identify and fix software outages, often before customers even realize they may have had a problem.

Experienced Management Team

The Company has assembled an experienced team of senior executives with diverse and complementary backgrounds that combine extensive knowledge of the telecommunications industry with an understanding of current industry trends.

Patents, Trademarks and Other Intellectual Property

We own a significant number of commercially important patents and we expect to continue to file new applications to protect our research and development investments in new products and services across all areas of the business. As of September 30, 2009, we had approximately 4,300 patents and pending patent applications, including foreign counterpart patents and foreign applications. In addition, on December 18, 2009, we acquired over 800 patents and patent applications in connection with the NES acquisition. The duration of our patents is determined by the laws of the country of issuance and for U.S. patents may be 17 years from the date of issuance of the patent or 20 years from the date of its filing depending upon when the patent application was filed. In addition, we hold numerous trademarks, both in the U.S. and in foreign countries.

Our intellectual property holdings include those assigned to us by Alcatel-Lucent (successor to Lucent Technologies Inc.) at Avaya’s inception, which included a number of patents, trademarks, copyrights, trade secrets and other intellectual property directly related to and important to our business. Lucent and its subsidiaries also granted certain rights and licenses to specified patents, trademarks, copyrights, trade secrets and other intellectual property needed for the manufacture, use and sale of our products. Rights to these patents were granted through a cross license entered into with Lucent. In addition, Lucent also conveyed to Avaya numerous licenses and sublicenses under patents of third parties.

We will obtain patents and other intellectual property rights used in connection with our business when practicable and appropriate. Our intellectual property policy is to protect our products, technology and processes by asserting our intellectual property rights where appropriate and prudent. From time to time, assertions of infringement of certain patents or other intellectual property rights of others have been made against us. In addition, certain pending claims are in various stages of litigation. Based on industry practice, we believe that any licenses or other rights that might be necessary for us to continue with our current business could be obtained on commercially reasonable terms. However, we cannot assure you that any of those licenses or other rights will always be available on acceptable terms or that litigation will not occur. The failure to obtain necessary licenses or other rights, or litigation arising out of such claims, could adversely affect our business.

For more information concerning the risks related to patents, trademarks and other intellectual property, please see “Risk Factors—Risks Related to Our Business—If we are unable to protect our proprietary rights, our business and future prospects may be harmed” and “Risk Factors—Risks Related to Our Business—We may be subject to litigation and infringement claims, which could cause us to incur significant expenses or prevent us from selling our products or services.”

Employees

As of September 30, 2009, we employed approximately 15,500 employees, of which approximately 15,300 were full-time employees (approximately 12,300 were management and non-represented employees and approximately 3,000 were represented employees covered by collective bargaining agreements or works councils) and approximately 200 were part-time employees (approximately 140 were management and non-represented employees and approximately 60 were represented employees covered by collective bargaining agreements or works councils). Not included in the numbers above are approximately 500 employees at AGC, our majority-owned subsidiary in India, all of whom are non-represented, and 100 non-represented procured labor staff supplements.

Of the approximately 3,000 full-time and part-time employees covered by collective bargaining agreements or works councils as of September 30, 2009, approximately 1,400 employees are covered by collective bargaining agreements in the U.S.

In the U.S., in June 2009, we reached agreements with each of the Communications Workers of America and the International Brotherhood of Electrical Workers on new three-year collective bargaining agreements that will expire on June 9, 2012, which agreements have since been ratified by each union’s respective members.

With the acquisition of NES on December 18, 2009, approximately 5,900 employees joined Avaya’s workforce.

Backlog

Our backlog for product sales generated by our direct sales channel, which represents the aggregate of the sales price of orders received from customers, but not yet recognized as revenue, was approximately $56 million on September 30, 2009 and $72 million and $107 million on September 30, 2008 and 2007, respectively. However, all orders are subject to possible rescheduling by customers. Although we believe that the orders included in the backlog are firm, some orders may be cancelled by the customer without penalty, and we may elect to permit cancellation of orders without penalty where management believes it is in our best interests to do so. Therefore, we do not believe that our backlog, as of any particular date, is necessarily indicative of actual net sales for any future period.

Contracts with the U.S. Federal Government

As required by federal law and dictated by the Federal Acquisition Regulations, all procurement contracts with agencies of the U.S. federal government must contain a provision permitting the procuring agency to terminate the contract for the convenience of the government. Each of our numerous contracts with the U.S. federal government contains such a clause. In the event that an agency exercises its rights under this clause, we would be permitted to submit a “Termination Claim” seeking direct damages incurred as a result of the termination. We are not aware of any agency exercising its rights to terminate a contract with us pursuant to this clause within the last year, nor are we aware of any agency’s plans to do so in the future.

Seasonality

Our business historically has had some seasonality, with the highest revenues and earnings typically realized in our fourth fiscal quarter. We believe that the seasonality in our business is primarily due to two factors: (i) the structure of our sales compensation plan, which is based on annual sales targets and not quarterly targets, such that there is additional incentive to finalize as many sales as possible before our fiscal year end and (ii) many corporations focus on deploying new technology prior to the peak retail season starting in November, requiring hardware to be shipped early enough to meet schedules for professional services and implementation.

Environmental, Health and Safety Matters

We are subject to a wide range of governmental requirements relating to employee safety and health and environmental protection including the handling and emission into the environment of various substances used in our operations. We are subject to certain provisions of environmental laws governing the cleanup of soil and groundwater contamination. Such provisions may impose joint and several liability for the costs of investigating and remediating releases of hazardous materials at currently or formerly owned or operated sites and at third-party waste disposal sites. In certain circumstances, this liability may also include the cost of cleaning up historical contamination, whether or not caused by us. We are currently conducting investigation and/or cleanup of known contamination at approximately nine of our current or former facilities either voluntarily or pursuant to government directives. Based on currently available information, none of the sites is reasonably likely to generate environmental costs that will be individually material nor are environmental costs expected to be material for all sites in the aggregate in any fiscal year. There are no known third parties who may be responsible for investigation and/or cleanup at these sites and therefore, for purposes of assessing the adequacy of accruals for these liabilities, we have not assumed that we will recover amounts from any third-party, including under any insurance coverage or indemnification arrangement.

It is often difficult to estimate the future impact of environmental matters, including potential liabilities. We have established financial reserves to cover environmental liabilities where they are probable and reasonably estimable. Reserves for estimated losses from environmental matters are undiscounted and consist primarily of estimated remediation and monitoring costs and are, depending on the site, based primarily upon internal or third-party environmental studies and the extent of contamination and the type of required cleanup. We are not aware of, and have not included in reserves any provision for, unasserted environmental claims.

The reliability and precision of estimates of our environmental costs may be affected by a variety of factors, including whether the remediation treatment will be effective, contamination sources have been accurately identified and assumptions regarding the movement of contaminants are accurate. In addition, estimates of environmental costs may be affected by changes in law and regulation, including the willingness of regulatory authorities to conclude that remediation and/or monitoring performed by us is adequate.

We assess the adequacy of environmental reserves on a quarterly basis. We do not expect the outcome of these matters to have a material impact on our financial position. Expenditures for environmental matters for the fiscal 2009, 2008 and 2007 were not material to our financial position, results of operations or cash flows.

Payment for the environmental costs covered by the reserves may be made over a 30-year period. Although we do not separately track recurring costs of managing hazardous substances and pollutants in ongoing operations, we do not believe them to be material.

We also may from time to time be subject to various state, federal and international laws and regulations governing the design, disposal and materials composition of our products, including those restricting the presence of certain substances in electronic products and making producers of those products financially responsible for the collection, treatment, recycling and disposal of certain products. For example, the EU has adopted the RoHS and WEEE directives. RoHS prohibits the use of certain substances, including mercury and lead, in certain products put on the market after July 1, 2006. The WEEE directive obligates parties that place electrical and electronic equipment onto the market in the EU to put a clearly identifiable mark on the equipment, register with and report to EU member countries regarding distribution of the equipment, and provide a mechanism to take back and properly dispose of the equipment. Each EU member country has enacted, or is expected soon to enact, legislation clarifying what is and what is not covered by the WEEE directive in that country. Similar laws and regulations have been or may be enacted in other regions. For example, new requirements addressing the operating characteristics of our products are emerging, such as the EU EUP directive.

If exemptions available to us under these regulations are phased out or if new requirements are imposed, we may be required to reengineer products or substitute components and this may result in additional costs to us and may even prevent us from offering certain products in the markets where such restrictions are in place. Even if we are able and willing to reengineer products or pay additional costs, we still may be adversely affected if the materials and components that we need are unavailable to us. In addition, if we were found to be in violation of these regulations, we could be subject to government fines, noncompliant products may be banned from markets covered by the regulations and our customers could incur liability. Although we do not anticipate any material adverse effects based on the nature of our operations and the effect of such regulations, there is no assurance that existing regulations or future regulations will not have an adverse effect on us.

With respect to employee safety and health, we are subject to the varied requirements for each country within which we operate. Safety regulations are identified and appropriate compliance programs are deployed. Failure to comply with these requirements can result in monetary penalties, restriction of operations, and/or negative public image in each given locale.

Contribution and Distribution Agreement With Lucent

We were incorporated in Delaware in February 2000, as a wholly-owned subsidiary of Lucent. On September 30, 2000, Lucent contributed its enterprise networking business to us and distributed all of the outstanding shares of our capital stock to its shareholders. We refer to these transactions in this prospectus as the “distribution.” Prior to the distribution, we had no material assets or activities as a separate corporate entity. Following the distribution, we became an independent public company, and Lucent, now known as Alcatel-Lucent, has no continuing stock ownership interest in us.

The Contribution and Distribution Agreement, which we refer to as the Agreement, sets forth the agreements between us and Lucent with respect to the principal corporate transactions required to effect the distribution and other agreements governing the relationship between Lucent and us.

The Contribution and the Distribution

To effect the contribution, Lucent transferred, or caused its subsidiaries to transfer, the assets of its enterprise networking businesses. In general, we assumed all of the liabilities of the contributed businesses in accordance with their respective terms. Pursuant to the Agreement, the distribution was effected as of September 30, 2000.

Releases and Indemnification

The Agreement provides for a full and complete release and discharge of all liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the date of the Agreement between or among us or any of our subsidiaries or affiliates, on the one hand, and Lucent or any of its subsidiaries or affiliates other than us, on the other hand, except as expressly set forth in the Agreement.

We have agreed to indemnify, hold harmless and defend Lucent, each of its affiliates and each of their respective directors, officers and employees, from and against certain liabilities relating to, arising out of or resulting from the contribution and the distribution or any material breach by us of the Agreement or any of the ancillary agreements. Lucent has agreed to indemnify, hold harmless and defend us, each of our affiliates and each of our respective directors, officers and employees from and against all liabilities related to Lucent’s businesses other than the contributed businesses and any material breach by Lucent of the Agreement or any of the ancillary agreements. Also, each party has indemnified the other party and its affiliates, subject to limited exceptions, against any claims of patent, copyright or trademark infringement or trade secret misappropriation with respect to any product, software or other material provided by or ordered from such party.

Contingent Liabilities and Contingent Gains

The Agreement provides for liability sharing by us and Lucent with respect to contingencies primarily relating to our respective businesses or otherwise assigned to each of us. The Agreement requires Lucent to bear 50% of all losses in excess of $50 million incurred by us in connection with a contingent liability accruing prior to the distribution primarily related to our businesses. In addition, we are required to bear 10% of all losses in excess of $50 million incurred by Lucent in connection with a contingent liability accruing prior to the distribution primarily related to Lucent’s businesses.

The Agreement also provides that we will bear 10% and Lucent will bear 90% of all losses incurred in connection with shared contingent liabilities accruing prior to the distribution, which are defined as:

•	any contingent liabilities that are not primarily contingent liabilities of Lucent or contingent liabilities associated with the contributed businesses;

•	some specifically identified liabilities, including liabilities relating to terminated, divested or discontinued businesses or operations; and

•	shared contingent liabilities within the meaning of the 1996 separation and distribution agreement among Lucent, AT&T Corp. and NCR Corporation.

Lucent will assume the defense of, and may seek to settle or compromise, any third-party claim that is a shared contingent liability accruing prior to the distribution, and those costs and expenses will be included in the amount to be shared by us and Lucent.

The Agreement provides that we and Lucent will have the exclusive right to any benefit received with respect to any contingent gain accruing prior to the distribution that primarily relates to the business of, or that is expressly assigned to, us or Lucent, respectively.

Please see Note 17, “Commitments and Contingencies—Legal Proceedings,” to our audited consolidated financial statements included in this prospectus for a description of certain matters involving Lucent for which we have assumed responsibility under the Agreement.

Tax Sharing Agreement

In addition, in connection with the distribution, we and Lucent entered into a Tax Sharing Agreement which governs Lucent’s and our respective rights, responsibilities and obligations after the distribution with respect to taxes for the periods ending on or before the distribution. Generally, pre-distribution taxes that are clearly attributable to the business of one party will be borne solely by that party, and other pre-distribution taxes will be shared by the parties based on a formula set forth in the Tax Sharing Agreement. In addition, the Tax Sharing Agreement addresses the allocation of liability for taxes that are incurred as a result of restructuring activities undertaken to implement the distribution. If the distribution fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code because of an acquisition of our stock or assets, or some other actions of ours, then we will be solely liable for any resulting corporate taxes.

Properties

As of September 30, 2009, we had 236 leased facilities (which included 19 storage locations containing between 50 to 700 square feet) and 8 owned facilities, located in 53 countries. This included 10 primary research and development facilities located in Germany, India, Israel, Ireland, the United Kingdom and the United States. Our real property portfolio consists of aggregate floor space of approximately 6.6 million square feet, of which approximately 2.3 million square feet is owned and approximately 4.3 million square feet is leased. Our lease terms range from monthly leases to 16 years. Through our majority interest in Avaya GlobalConnect Limited, we also have an interest in 5 owned properties and 23 leased properties in various locations in India. We believe that all of our facilities and equipment are in good condition and are well maintained. Our facilities are used for current operations of all operating segments. For additional information regarding obligations under operating leases, see Note 17, “Commitments and Contingencies—Leases,” to our audited consolidated financial statements included in this prospectus.

In addition, in connection with the NES acquisition on December 18, 2009, we acquired 40 leased facilities and 1 owned facility.

Legal Proceedings

In the ordinary course of business we are involved in litigation, claims, government inquiries, investigations and proceedings, including, but not limited to, those identified below relating to intellectual property, commercial, securities, employment, employee benefits, environmental and regulatory matters.

Securities Litigation

In April and May of 2005, purported class action lawsuits were filed in the U.S. District Court for the District of New Jersey against us and certain of our officers, alleging violations of the federal securities laws. The actions purport to be filed on behalf of purchasers of our common stock during the period from October 5, 2004 (the date of our signing of the agreement to acquire Tenovis) through April 19, 2005.

The complaints, which are substantially similar to one another, allege, among other things, that the plaintiffs were injured by reason of certain allegedly false and misleading statements made by us relating to the cost of the Tenovis integration, the disruption caused by changes in the delivery of our products to the market and reductions in the demand for our products in the U.S., and that based on the foregoing we had no basis to project our stated revenue goals for fiscal 2005. We have been served with a number of these complaints. No class has been certified in the actions. The complaints seek compensatory damages plus interest and attorneys’ fees. In August 2005, the court entered an order identifying a lead plaintiff and lead plaintiff’s counsel. A consolidated amended complaint was filed in October 2005. Pursuant to a scheduling order issued by the District Court, defendants filed their motion to dismiss the consolidated complaint in December 2005. In September 2006, the District Court granted defendants’ motion to dismiss the case in its entirety and with prejudice, which was appealed by the plaintiffs. The Third Circuit Court of Appeals issued a decision in April 2009, affirming in part and reversing in part, the District Court’s decision. Although the appeals court’s decision dismissed most of plaintiffs’ claims, a portion of the complaint alleging that one of the defendants in March 2005 made a misleading statement about price competition has been remanded to the District Court for further proceeding.

The court thus limited the class period to the time of March 3, 2005 to April 19, 2005. The parties are now engaged in the discovery process related to the remaining allegations. Because this matter is in the early stages, an outcome cannot be predicted and, as a result, we cannot be assured that this case will not have a material adverse effect on our financial position, results of operations or cash flows.

Derivative Litigation

In May and July of 2005, three derivative complaints were filed against certain of our officers and the members of our board of directors (“Board”). Two complaints, which were subsequently consolidated, were filed in the U.S. District Court for the District of New Jersey, and one was filed in the Superior Court of New Jersey—Somerset County. The allegations in each of the complaints are substantially similar and include the Company as a nominal defendant. The complaints allege, among other things, that defendants violated their fiduciary duties by failing to disclose material information and/or by misleading the investing public about our business, asserting claims substantially similar to those asserted in the actions described above under “Securities Litigation.” The complaints seek contribution from the defendants to us for alleged violations of the securities laws, restitution to us and disgorgement of profits earned by defendants, and fees and costs. The consolidated matter pending in federal court has been dismissed without prejudice. An order to dismiss the state court matter without prejudice is also pending.

Government Subpoenas

On May 3, 2005, we received a subpoena from the Office of Inspector General, U.S. General Services Administration, relating to a federal investigation of our billing for telecommunications equipment and maintenance services. The subpoena requests records from the period January 1, 1990 to the date of the subpoena. We have cooperated with the government and has produced information in response to the subpoena. We believe that we have valid defenses to the government’s claims and that the government’s assumptions underlying its claims of improper billing are inaccurate. Nonetheless, we cooperated with the government in an effort to resolve this matter. We cannot be assured that we will reach an amicable settlement with the government. Therefore, at this time we cannot determine if this matter will have an effect on our business or, if it does, whether its outcome will have a material adverse effect on our financial position, results of operations or cash flows.

Antitrust Litigation

In 2006, we instituted an action in the U.S. District Court, District of New Jersey, against defendants Telecom Labs, Inc., TeamTLI,com Corp. and Continuant Technologies, Inc. and subsequently amended our complaint to include certain individual officers of these companies as defendants. Defendants purportedly provide maintenance services to customers who have purchased or leased our communications equipment. We assert in our amended complaint that, among other things, defendants, or each of them, have engaged in tortious conduct and/or violated federal intellectual property laws by improperly accessing and utilizing our proprietary software, including passwords, logins and maintenance service permissions, to perform certain maintenance services on our customers’ equipment. Defendants have filed a counterclaim against us, alleging a number of tort claims and alleging that we have violated the Sherman Act’s prohibitions against anticompetitive conduct through the manner in which we sell our products and services. We filed a motion to dismiss the federal anticompetitive claims, which the court granted in part and denied in part. Defendants filed a motion to dismiss our claims to the extent they assert violations of the federal Digital Millennium Copyright Act. The court denied defendants’ motion in its entirety. Defendants also filed a motion to amend their complaint, which was denied in part and affirmed in part. At this point in the proceeding, discovery on our claims and the defendants’ surviving counter-claims continues, an outcome cannot be predicted and, as a result, we cannot be assured that this case will not have a material adverse effect on our financial position, results of operations or cash flows.

Intellectual Property

In April 2009, Web Telephony LLC filed a complaint for patent infringement against the Company and several other corporations in the Eastern District of Texas. Web Telephony LLC alleges that defendants have infringed its patent with respect to telecommunications using a web browser. It seeks to recover for alleged reasonable royalties, attorneys’ fees and enhanced damages. The Company’s answer to the complaint is due January 2010. This matter is in its very early stages, and at this time we cannot determine if this matter will have an effect on our business or, if it does, whether its outcome will have a material adverse effect on our financial position, results of operations or cash flow.

In August 2009, Klausner Technologies, Inc. filed a complaint for patent infringement against the Company and several other corporations in the Eastern District of Texas alleging infringement of its patent with respect to visual voicemail. It seeks to recover for alleged reasonable royalties, attorneys’ fees and enhanced damages. The Company filed an answer to the complaint in October 2009. This matter is in its early stages, and at this time we cannot determine if this matter will have an effect on our business or, if it does, whether its outcome will have a material adverse effect on our financial position, results of operations or cash flow.

In September 2009, Network Gateway Solutions filed a complaint for patent infringement against the Company and several other corporations in the District of Delaware, alleging infringement of its patent with respect to modem technology in media gateways. It seeks to recover for alleged reasonable royalties, attorneys’ fees and enhanced damages. In December 2009 the Company filed a motion to dismiss the complaint. This matter is in its early stages, and at this time we cannot determine if this matter will have an effect on our business or, if it does, whether its outcome will have a material adverse effect on our financial position, results of operations or cash flow.

Other

In August 2007, CIT Communications Finance Corp. (“CIT”), instituted an arbitration proceeding, alleging that we breached a number of agreements dating back to 1998, including agreements wherein CIT Corp. purchased a certain number of customer leases from our predecessor, Lucent. CIT filed amended claims in August 2007 and then in June 2008. CIT alleges that we and Lucent breached provisions in the agreements, including representations, warranties and covenants regarding the nature of the assets CIT purchased. An arbitration hearing is currently scheduled for April 2010. This matter is the discovery phase of the proceeding, an outcome cannot be predicted and, as a result, we cannot be assured that this case will not have a material adverse effect on our financial position, results of operations or cash flows.

In October 2009, a former supplier in France, Combel, made a claim for improper termination of our relationship under French law. It is seeking damages of approximately €10 million and a provisional (interim) indemnity by the Company of €5 million. The Company disputes that Combel is entitled to any such damages and believes that it has not improperly terminated the relationship. This matter is in the early stages of the proceeding relating to these claims so an outcome cannot be predicted and, as a result, the Company cannot be assured that this case will not have a material adverse effect on its financial position, results of operations or cash flows.

MANAGEMENT

Our executive officers and directors are listed below.

Name	Age as of December 1, 2009	Title
Todd A. Abbott	50	Senior Vice President, Global Sales and Marketing and President, Field Operations
Mohamad S. Ali	39	Senior Vice President, Corporate Development and Strategy
Alan E. Baratz	55	Senior Vice President and President, Global Communications Solutions
Lorie J. Buckingham	52	Senior Vice President and Chief Information Officer
James M. Chirico, Jr.	51	Senior Vice President and Chief Restructure Officer and President, Operations
Pamela F. Craven	56	Senior Vice President and Chief Administrative Officer
Christopher M. Formant	58	Senior Vice President and President, Global Services
Roger C. Gaston	53	Senior Vice President, Human Resources
J. Joel Hackney, Jr.	40	Senior Vice President and President, Avaya Government and Data Solutions
Kevin J. Kennedy	54	Director, President and Chief Executive Officer
Anthony J. Massetti	48	Senior Vice President and Chief Financial Officer

Directors
Eugene J. Frantz	43	Director
Charles H. Giancarlo	51	Chairman of the Board of Directors
John W. Marren	46	Director
Greg K. Mondre	35	Director
Kevin B. Rollins	57	Director
David J. Roux	53	Director

Todd A. Abbott has been our Senior Vice President, Global Sales and Marketing and President, Field Operations, since December 2009, and, prior to that time and since May 12, 2008, he was our Senior Vice President, Global Sales and President, Field Operations. He was previously Executive Vice President of Sales, Marketing and Customer Service at Seagate Technology from January 2007 to May 2008. From October 2002 to January 2007, Mr. Abbott was with Symbol Technologies, Inc. most recently as Senior Vice President of Worldwide Sales.

Mohamad S. Ali has been our Senior Vice President, Corporate Development and Strategy since December 2009 and, prior to that time and since July 15, 2009, he was our Senior Vice President, Corporate Development. Previously he spent thirteen years at International Business Machines Corporation and for the past five years served as Vice President, Business Development and Strategy for IBM’s Information Management Division.

Alan E. Baratz has been our Senior Vice President and President, Global Communications Solutions since October 2, 2008. From June 1, 2007 to January 31, 2008, Dr. Baratz served as Senior Vice President of the Network Software and Systems Technology Group at Cisco Systems, Inc. Previously, he served as President and Chief Executive Officer of NeoPath Networks, from February 25, 2005 until it was acquired by Cisco on March 13, 2007. From August 11, 2003 to February 14, 2005, Dr. Baratz served as President and Chief Executive Officer of Versata, Inc.

Lorie J. Buckingham has been our Senior Vice President and Chief Information Officer since February 2007. From 2001 to January 2007, she was Senior Vice President and Chief Information Officer at Visteon Corporation.

James M. Chirico, Jr. has been our Senior Vice President and Chief Restructure Officer and President, Operations since February 3, 2009. From January 2, 2008 until February 3, 2009, he served as our Senior Vice

President and President, Operations. From February 1998 to November 2007, Mr. Chirico held various senior management positions at Seagate Technology, including Executive Vice President, Global Disc Storage Operations, from February 2006 until November 2007, and Senior Vice President and General Manager, Asia Operations, from September 2000 to February 2006.

Pamela F. Craven has been our Senior Vice President and Chief Administrative Officer since August 2006. In that role, she continues to serve as General Counsel, which is a position she has held since September 2000. She also served as Corporate Secretary from September 2000 to January 2007. She was a Senior Vice President from August 2002 to August 2006. Mrs. Craven is on the board of directors of Avaya GlobalConnect Ltd.

Christopher M. Formant has been our Senior Vice President and President, Avaya Global Services since February 25, 2008. He was previously Executive Vice President and Executive Committee Member at Bearing Point, Inc. from February 2003 to January 2008. Mr. Formant is on the board of directors of Avaya GlobalConnect Ltd.

Roger C. Gaston has been our Senior Vice President, Human Resources since May 2006. From March 2001 to September 2005 he was Corporate Vice President, Human Resources at Storage Technology Corp.

J. Joel Hackney, Jr. has been our Senior Vice President and President, Avaya Government and Data Solutions since December 18, 2009. Previously, he spent four years at Nortel Networks Corporation where, from September 2007 to December 2009, he served as President, Nortel Enterprise Solutions and, from December 2005 to September 2007, he served as Senior Vice President of Global Operations and Quality. Prior to that, he spent 14 years at General Electric Company, most recently as Division General Manager, GE Consumer and Industrial.

Kevin J. Kennedy has been our President and Chief Executive Officer and a member of our board of directors since December 22, 2008. Previously, from September 2003 to December 2008, he served as Chief Executive Officer of JDS Uniphase Corporation (“JDSU”), and from March 2004 until December 2008, he also served as President of JDSU. He joined JDSU’s board of directors in November 2001 and, since December 2008, has served as Vice Chairman of their board of directors. Mr. Kennedy is also on the board of directors of KLA-Tencor Corporation.

Anthony J. Massetti has been our Senior Vice President and Chief Financial Officer since October 26, 2009. From January 2008 to October 2009, Mr. Massetti was Chief Financial Officer and Senior Vice President at NCR Corporation. From 2002 to 2008, he was with QLogic Corporation most recently as Chief Financial Officer and Senior Vice President from 2004 to 2008.

Eugene J. Frantz has been a member of our board of directors since October 26, 2007. Mr. Frantz joined TPG Capital in 1999 and is a Partner. Previously, Mr. Frantz worked at Oracle Corporation leading its venture capital effort. Mr. Frantz is also on the board of directors of SMART Modular Technologies, Inc.

Charles H. Giancarlo has been a member of our board of directors since June 30, 2008 and has been our Chairman of the Board since December 22, 2008. He served as our President and Chief Executive Officer from June 30, 2008 until December 22, 2008. Mr. Giancarlo is a Managing Director of Silver Lake. Prior to joining Silver Lake in 2007, he served as Executive Vice President and Chief Development Officer of Cisco Systems, Inc. Mr. Giancarlo is also on the boards of directors of Accenture Ltd., Netflix, Inc. and various private companies.

John W. Marren has been a member of our board of directors since October 26, 2007. Mr. Marren joined TPG Capital in 2000 as a Partner and leads TPG’s technology team. Mr. Marren is currently the Chairman of the Board of MEMC Electronic Materials, Inc. and also serves on the boards of directors of various private companies.

Greg K. Mondre has been a member of our board of directors since October 26, 2007. Mr. Mondre is a Managing Director of Silver Lake. Prior to joining Silver Lake in 1999, he was a principal at Texas Pacific Group and an investment banker at Goldman, Sachs & Co. Mr. Mondre is also on the boards of directors of various private companies.

Kevin B. Rollins has been a member of our board of directors since October 26, 2007. Mr. Rollins joined TPG Capital in 2007 as a senior advisor focusing on investment strategies in global technology. From April 1996 to January 2007, Mr. Rollins held various positions at Dell, Inc., including President and Chief Executive Officer, from March 2004 to January 2007, and President and Chief Operating Officer, from 2001 to March 2004. Mr. Rollins is also on the board of directors of Sears Holdings Corp.

David J. Roux has been a member of our board of directors since October 26, 2007 and served as Chairman of the Board from November 2, 2007 until December 22, 2008. Mr. Roux is a Co-Chief Executive of Silver Lake. Prior to co-founding Silver Lake in 1999, he served as Chairman and Chief Executive Officer of Liberate Technologies, Executive Vice President at Oracle Corporation and Senior Vice President at Lotus Development Corporation. Mr. Roux is also on the boards of directors of various private companies.

Director Selection and Independence

A stockholders’ agreement between Parent and its shareholders (other than management shareholders) contains agreements among the parties with respect to the election of Directors of Parent. The Directors of our Parent also serve as our Directors.

In addition, Mr. Kennedy’s employment agreement provides that, for so long as he is the Company’s Chief Executive Officer, our Sponsors shall vote to elect him as a Director of Avaya and of Parent.

Prior to the Merger, shares of our common stock were traded on the New York Stock Exchange (NYSE). Based on those standards, none of our Directors would be considered independent.

EXECUTIVE COMPENSATION

COMPENSATION DISCUSSION AND ANALYSIS

General

Compensation Philosophy and Objectives

Avaya’s general compensation philosophy is that total compensation should be designed to attract, motivate and retain executive officers and employees in such a way as to create value for the benefit of the Company and its owners. The Company believes that the main objective of its compensation program should be to create a competitive total compensation package that rewards employees for performance against stated goals and objectives. The Company believes that performance should be measured at both the corporate and the individual levels. Employees are rewarded for both their contributions to short-term and long-term corporate performance and their demonstrated behaviors and performance measured against individual objectives.

Avaya competes with other companies in the market for talented employees. As a result, Avaya’s market-based pay platform, which defines market pay relative to specific jobs, emphasizes the commitment to provide employees with a pay opportunity that is externally competitive. The platform aims to provide Avaya with an increased ability to attract and retain top talent and make more informed pay decisions.

How Compensation Decisions are Made

Compensation Committee

Under its charter, the Compensation Committee is responsible for matters relating to the Company’s compensation and benefit programs. The Compensation Committee establishes the Company’s compensation philosophy and strategy and discharges the Board’s responsibilities relating to the compensation of executive officers. Among other things, it reviews the individual goals and objectives of, and evaluates the performance of, the CEO and sets CEO compensation based on that evaluation. In addition, it approves compensation and benefits plans affecting the Company’s other executive officers, including the executive officers named in the Summary Compensation Table (collectively, the “Named Executive Officers”). Compensation Committee members serve one-year terms and are elected annually by the Board. Under its charter, the Compensation Committee must consist of at least two members. During fiscal 2009 the members of the Compensation Committee were Messrs. Rollins (Chairman), Giancarlo, who became a member in February 2009, and Roux. During fiscal 2009, the Compensation Committee held 8 meetings.

Compensation Consultant

For fiscal 2009, the Company retained an advisor on compensation matters, Aon Radford Consulting, on a project by project basis. In addition, from time to time the Compensation Committee received support from compensation and benefits advisors at each of Silver Lake and TPG.

Role of Management

From time to time, management may recommend that the Compensation Committee adjust executive officer compensation for various reasons, such as changes in executive officer responsibilities or based on information regarding competitive benchmarking practices. The CEO provides his perspective on each executive officer’s individual performance for the year as part of the Company’s annual performance review and succession planning process.

Benchmarking and Competitive Analysis

For fiscal 2009, the Company used benchmarking information for purposes of aligning a competitive compensation structure, including national surveys that cover a broad group of companies in a variety of industries. Additionally, specific compensation detail was reviewed for benchmarking purposes regarding a number of companies, including the following (the “Peer Group”):

• Adobe Systems Incorporated	• Anixter International Inc.

• Broadcom Corporation	• CA, Inc.

• CommScope Inc.	• DST Systems, Inc.

• EMC Corporation	• Harris Corporation

• Intuit Inc.	• JDS Uniphase Corporation

• Juniper Networks Inc.	• Level 3 Communications, Inc.

• NCR Corporation	• Pitney Bowes Inc.

• Qualcomm Incorporated	• Symantec Corporation

• Tellabs Inc.	• Unisys Corporation

Companies were selected to be in the Peer Group based upon factors including, but not limited to, industry (focusing on technology, software and services companies) and revenue.

With respect to each of the following, the Company strives to be near the median of compensation for executive officers of the Peer Group who hold positions similar to those of the Company’s executive officers:

•	base salaries;

•	total target cash compensation (consisting of base salaries plus annual cash bonuses); and

•	total direct compensation (consisting of total target cash compensation plus equity awards).

We also monitor compensation policies and practices of our competitors who, because of their revenues or other factors, do not meet the criteria to be included within the Peer Group, but with whom we compete in the market for talented employees.

Reviewing Compensation Decisions

At the end of each fiscal year, the Compensation Committee reviews the individual objectives and performance of the CEO and the Company’s executive officers, including the Named Executive Officers. The Compensation Committee then reviews each executive officer’s total compensation package, including, but not limited to, base salary, short-term incentive awards, long-term incentive awards, perquisites and retirement and other benefits. Following the reviews of performance and compensation arrangements, the Compensation Committee sets the compensation for each of those individuals for the following fiscal year. The Compensation Committee generally reviews its decisions with the Board to ensure that there is alignment regarding the Compensation Committees’ evaluations and compensation actions, if any.

Fiscal 2009 Analysis

During fiscal 2009, the Compensation Committee actively reviewed executive officer compensation and made adjustments based upon a number of different factors and for a variety of reasons, including with respect to hiring and retaining talent. For example, in January 2009 the Compensation Committee reduced severance benefits payable to certain executive officers upon an involuntary separation from the Company and, to compensate them for the change in benefits, approved a cash retention award. In addition, in February 2009, the Compensation Committee approved changes to the compensation packages for certain of the Named Executive Officers following a competitive benchmarking exercise. Furthermore, following a review of perquisites provided to executive officers, the Compensation Committee terminated financial counseling benefits and eliminated automobile allowances for executive officers effective September 30, 2009. Each of these actions is described in greater detail below and in the accompanying tables, including the Summary Compensation Table.

Elements of Executive Officer Compensation

The Company relies upon a mix of compensation elements including: salary, short-term and long-term incentives and other compensation vehicles. It recognizes that decisions regarding any one element may impact how the Company relies upon or makes use of another element. As a result, the Compensation Committee does not review each element in isolation and instead reviews them in total when making compensation decisions. In addition, the Company considers its status as a privately-held entity when making compensation decisions. Because neither the Company nor Parent has equity that is publicly traded, at times the Company may need to utilize direct cash compensation to a greater extent than, or in lieu of, equity awards to attract and retain employees and to drive incentive-based outcomes.

The following highlights the elements of the Company’s compensation program for executive officers, including the Named Executive Officers.

Base Salaries

Base salaries are designed to compensate individuals for their current contributions to the Company as reflected in their day-to-day performance. Base salaries are intended to be competitive relative to similar positions at companies of comparable size in our and similar industries. The Company structures base salaries to help attract, motivate and retain employees with a broad, proven track record of performance. Base salaries are reviewed annually by the Compensation Committee. Consideration of salary adjustments, if any, generally is based on competitive market data collected regarding the Peer Group and individual performance of the executive officers in question. In consideration of individual performance leading up to and during fiscal 2009, the Compensation Committee adjusted the base salaries for Messrs. Chirico and Formant as it believed those adjustments were warranted given their relative positions and responsibilities within the Company. Mr. Chirico was named SVP & Chief Restructure Officer & President, Operations and his base salary was increased from $475,000 to $600,000 effective February 1, 2009. Mr. Formant’s base salary was adjusted from $450,000 to $500,000 effective March 1, 2009.

Short-Term Incentives

Annual Non-Equity Incentive Plan Cash Bonus Program

The Avaya Inc. Short Term Incentive Plan (“STIP”) is Avaya’s annual cash bonus program that is designed to reward employees, including the Named Executive Officers, for the achievement of objectives that are short-term in nature. The STIP provides an opportunity for eligible employees to receive cash bonuses based on the combination of corporate performance and individual performance. The opportunity for a more significant award increases when both the Company and the employee achieve higher levels of performance.

At the beginning of each fiscal year, the Compensation Committee establishes corporate financial objectives that must be met before bonuses will be considered under the STIP. The aggregate amount of cash available for awards under the STIP varies depending on how the Company performs against those financial objectives, as follows:

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If corporate performance is less than the minimum thresholds established by the Compensation Committee, then no STIP bonuses are available unless the Compensation Committee exercises its discretion to modify the thresholds or to allocate funds for employee awards. For example, the Compensation Committee may choose to exercise its discretion in the event that an unforeseen one-time item impacts financial performance during the fiscal year.

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If corporate performance is above the minimum thresholds established by the Compensation Committee, then STIP bonuses may be paid to eligible employees at the end of that fiscal year. Starting with the minimum thresholds, the aggregate cash pool available to fund employee awards will increase based upon an established formula. There is no cap on the amounts that may be used to fund employee awards under the established formula.

For fiscal 2009, the Committee determined that corporate performance would be measured against “Management EBITDA” and total revenue generated, weighted 50% and 50%, respectively. “Management EBITDA” is adjusted EBITDA, adjusted for pension and other post-employment expenses, software development costs, strategic initiatives and certain other costs. The Management EBITDA target was $1,124 million (excluding STIP) and the total revenue target was $5,380 million. In addition, the size of the cash pool available for STIP awards was subject to adjustment based upon customer satisfaction results compiled with the help of a third party vendor. If customer satisfaction, defined as an increase in customer “delight” plus a reduction in customer “pain,” improved by less than 1 percentage point as compared to fiscal 2008, then the cash pool was subject to a reduction of 10%. If customer satisfaction improved by at least 1 percentage point as compared to fiscal 2008, then the customer satisfaction target would be reached and the cash pool would remain at 100%. If customer satisfaction improved by 5 percentage points or more as compared to fiscal 2008 results, then the cash pool was subject to an increase of 10%.

The Company believes that the Management EBITDA and total revenue metrics best represented how it measured short-term performance during fiscal 2009. In addition, the Company believes that the use of the customer satisfaction multiplier helped to motivate employees to maintain and improve customer relationships while driving corporate performance.

The extent to which the Company achieves its STIP targets is referred to as the “Avaya Performance Factor.” For fiscal 2009, the Avaya Performance Factor was determined to be 0% because the Company failed to achieve the threshold levels set for the Management EBITDA and total revenue metrics.

The assessment of an executive officer’s individual performance includes consideration of that executive officer’s leadership qualities and achievement of stated objectives. Award targets for executive officers are set as a percentage of their base salaries and are based upon their respective roles and responsibilities and competitive market data. For fiscal 2009, the annual target awards for Messrs. Kennedy and Chirico were 100% and 75%, respectively. During fiscal 2009, the Compensation Committee adjusted the STIP target awards for each of Messrs. Abbott and Formant from 75% to 85%. These adjustments were made in recognition of their respective positions and responsibilities within the Company and to align their annual target incentive awards with competitive benchmarks. Mr. Massetti, who was hired in fiscal 2010, was not eligible for a STIP payment with respect to fiscal 2009. For fiscal 2010 his STIP target is 85%.

An individual employee’s actual STIP award is determined by multiplying the Avaya Performance Factor by the employee’s STIP target percentage (based on job level) and by a factor which is below, at, or greater than 100% that reflects the employee’s individual performance. Adjustments may be made at the discretion of the employee’s supervisor, or in the case of the Named Executive Officers, at the discretion of the Compensation Committee. Factors influencing adjustment decisions include, but are not limited to, the size of the aggregate pool of funds available for STIP awards, individual employee performance, the desire to retain key employees and the portion of the year during which the employee was employed by the Company. For fiscal 2009, as indicated in the Summary Compensation Table under the heading “Non-Equity Incentive Plan Compensation,” the Company did not pay STIP awards in light of the 0% Avaya Performance Factor, with the noted exceptions of Mr. Kennedy, as discussed below in “Employment, Change in Control and Separation Agreements—Mr. Kennedy’s Employment Agreement,” and Mr. Formant who received as part of his offer of employment a guaranteed amount for fiscal 2009 of $100,000 paid in equal installments quarterly.

Additional Cash Awards

Cash awards are occasionally made to employees for a variety of reasons, including, but not limited to, immediate retention purposes, pursuant to offers of employment and in recognition of significant individual contributions for specific projects or performance during the fiscal year. The Compensation Committee or the Board of Directors must approve all cash awards made to each executive officer of the Company, including the Named Executive Officers.

During fiscal 2009, certain cash payments were made in connection with offers of employment that had been approved by the Compensation Committee. Mr. Kennedy received a sign-on bonus in the amount of $850,000. Mr. Abbott received $500,000 representing the second of two installments of a sign-on bonus that was approved prior to fiscal 2009. Mr. Formant received $150,000 representing continued installments of a sign-on bonus that was approved prior to fiscal 2009.

The Compensation Committee also approved two cash retention awards for Mr. Chirico in conjunction with his being named Senior Vice President and Chief Restructure Officer. The first award, which is for $2,700,000 is payable in 2 installments of $1,000,000 and $1,700,000, in each of fiscal 2009 and fiscal 2011, respectively. The second award, which is for $900,000, is payable in equal installments over a three fiscal year period beginning in fiscal 2009.

In January 2009 the Compensation Committee reduced severance benefits payable to certain executive officers upon an involuntary separation from the Company and, to compensate them for the change in benefits, approved a cash retention award. In this regard, cash awards of $900,000 were made to both Mr. Abbott, and Mr. Formant, that are payable in equal installments during fiscal year 2009, 2011 and 2012.

Finally, the Compensation Committee approved additional cash awards to certain of the Named Executive Officers in recognition of their individual performance during fiscal 2009. Awards of $200,000 were made to each of Messrs. Chirico, Abbott and Formant.

For additional information regarding all of these awards, please see the column titled “Bonus” in the Summary Compensation Table.

Long-Term Incentives

Following the consummation of the Merger, Parent’s shareholders approved the Sierra Holdings Corp. Amended and Restated 2007 Equity Incentive Plan (the “2007 Plan”) and the Sierra Holdings Corp. Long-Term Incentive Cash Bonus Plan (the “Cash Plan”). These plans are intended to advance the interests of the Company and its affiliates by providing for the grant to select individuals, including the Named Executive Officers, of long-term equity and cash incentive awards. These equity and cash awards are designed to help achieve long-term goals and objectives and, in the process, align management interests with those of shareholders.

As of September 30, 2009, 45,348,157 shares of Parent common stock were authorized for issuance in connection with awards granted pursuant to the 2007 Plan, in addition to 2,924,125 shares available for issuance in satisfaction of certain equity awards issued by the Company that were held by executive officers prior to the Merger that were permitted to be rolled over into equity awards issued by Parent upon consummation of the Merger (the “Continuation Awards”). None of the Named Executive Officers holds any Continuation Awards. Also as of that date, Parent was authorized to issue up to $60,000,000 in aggregated awards under the Cash Plan.

The sizes of equity awards are structured by balancing the interests of shareholders, in terms of the impact of dilution, with the need to align the interests of management with those of shareholders. An objective is to provide long term incentive compensation that is competitive with that offered by peer companies. Individual grants of equity awards are based on various factors, including a review of Peer Group and other competitive market data, demonstrated sustained performance and each individual’s demonstrated ability to contribute to the

Company’s future success. The Company’s ability and desire to retain key talent is also considered. With the exception of considerations regarding dilution, similar factors are used when determining long-term cash incentive awards.

The majority of long-term incentive awards were issued to Company employees shortly after the Merger was consummated. Those awards were intended to provide an incentive for employees to continue to drive Company performance following the Merger and to help retain those employees. After the Merger, additional long-term incentive awards have been made in connection with new-hire employment offers, for purposes of promotion and retention of existing employees and in recognition of significant individual contributions for specific projects or performance during the fiscal year.

To the extent any of the Named Executive Officers received grants of long-term incentive awards during fiscal 2009, they are included in the “Grants of Plan-Based Awards” table below.

Stock Option Awards

Key employees, directors, and consultants of the Company may be eligible to receive stock options under the 2007 Plan. Each stock option, when vested and exercised, entitles the holder to receive one share of the Parent’s common stock, subject to certain restrictions on transfer and sale as provided for in the 2007 Plan and the related award agreements.

Fiscal 2009 Awards

During fiscal 2009, awards of time-based, performance-based “EBITDA” and market-based “multiple-of-money” (“MoM”) stock options were made to Company employees, including the Named Executive Officers. Each grant of stock options generally included all three types of awards, time-based, EBITDA-based and MoM-based, weighted as 65%, 17.5% and 17.5%, respectively, of the total number of shares subject to the grant. The Company believes that, for fiscal 2009, this mix provided the appropriate balance between awards certain to vest over time and awards that would vest based on corporate performance. However, the 2007 Plan does not restrict award grants to that formula All stock options awarded under the 2007 Plan expire ten years from the date of grant or upon cessation of employment, in which event there are limited exercise provisions allotted to vested stock options.

Time-based stock options granted in fiscal 2009 generally vest 25% on the first anniversary of the grant date, and thereafter in equal installments quarterly over the following three year period, with the stock options being fully vested four years after the grant date.

EBITDA stock options granted in fiscal 2009 vest in equal installments each year over a four-year period assuming annual Management EBITDA targets are met for fiscal years 2009, 2010, 2011 and 2012. For purposes of the 2007 Plan, the Management EBITDA targets are $1,045,000,000, $1,187,000,000, $1,244,000,000, and $1,319,000,000, respectively. In the event that any annual Management EBITDA target is not met, cumulative Management EBITDA targets would permit catch-up vesting in subsequent years through 2012. For purposes of the 2007 Plan, the cumulative Management EBITDA targets are $2,945,000,000, $4,189,000,000, and $5,508,000,000 for fiscal years 2010, 2011 and 2012, respectively. The Management EBITDA targets for fiscal 2008 and 2009 were not met. In addition to annual and cumulative Management EBITDA targets, vesting may occur upon a triggering event, described in the next paragraph.

MoM stock options vest upon the achievement of defined returns on the Sponsors’ initial investment (a “triggering event”) in Parent. For awards granted in fiscal 2009, MoM stock options will vest 50% upon the achievement of a multiple of 2.0 times, and 100% upon the achievement of a multiple of 3.0 times or greater, the initial amount invested in Parent by the Sponsors, as defined in the 2007 Plan. Such a triggering event may also cause any unvested portion of the EBITDA stock options to vest at the same rate of vesting as the MoM stock options. No such triggering event occurred during fiscal 2009.

As reflected in the “Grants of Plan-Based Awards” table, certain of the Named Executive Officers received awards of stock options in fiscal 2009. Grants reflected in the table received by Mr. Kennedy were made pursuant to the terms of his offer of employment (see “Employment, Change in Control and Separation Agreements—Mr. Kennedy’s Employment Agreement” for additional information). In addition, Mr. Chirico’s award was made in conjunction with his being named Chief Restructure Officer. All of the stock option grants reflected in the table conform to the standard vesting provisions and were issued using the weightings of time-based, EBITDA-based and MoM-based awards as discussed above.

Recent Developments

Effective November 1, 2009, the 2007 Plan was amended to authorize an additional 4,500,000 shares of Parent’s common stock for issuance in connection with awards under that plan. As a result, the total number of shares of Parent common stock authorized for issuance under the 2007 Plan is 49,848,157 shares, in addition to 2,924,125 shares available for issuance in satisfaction of the Continuation Awards.

Following the completion of fiscal 2009, Parent extended an offer to its outstanding stock option holders to exchange their existing stock options having an exercise price equal to or greater than $3.80 per share for new stock options in a one-for-one option exchange. The new “replacement” stock options were awarded on November 17, 2009 (“replacement option date of grant”) following the completion of the exchange offer, have an exercise price of $3.00 per share, which was the fair market value of a share of Parent common stock on the replacement option date of grant, and have new vesting provisions. Each replacement stock option grant is comprised of time-based stock options and MoM stock options, weighted 65% and 35%, respectively, of the total number of shares subject to each award. The replacement time-based stock options vest in equal annual installments on the first, second, third and fourth anniversaries of the replacement option date of grant. The replacement MoM stock options vest 50% upon the achievement of a multiple of 1.6 times, and 100% upon the achievement of a multiple of 2.0 times or greater, of the initial amount invested in Parent by the Sponsors as defined in the 2007 Plan. Given the recent economic downturn and difficulty with forecasting performance several years into the future, EBITDA stock options were not offered in the exchange program. All of the Named Executive Officers, with the exception of Mr. Massetti who had no eligible options, participated in the exchange program. As a result, Messrs. Kennedy, Chirico, Abbott and Formant exchanged 5,000,000, 1,250,000, 1,000,000, and 900,000 stock options, respectively, for an equal number of replacement stock options having the new weighting of time-based and MoM stock options. In aggregate there were 30,920,000 stock options eligible for exchange, for which 28,625,000 were validly tendered in the offer.

In November 2009, to provide incentives with respect to the acquisition and integration of NES, each of Messrs. Massetti, Chirico, Abbott and Formant was granted a cash retention award of $200,000 that vests in equal parts on December 18, 2010 and December 18, 2011, the first and second anniversaries of the NES acquisition. In addition, on November 19, 2009, each of Messrs. Kennedy, Massetti, Chirico, Abbott and Formant received awards of 1,000,000, 250,000, 400,000, 600,000 and 600,000 stock options, respectively, having an exercise price of $3.00 per share, which was the fair market value of Parent’s common stock on the date of grant, and a weighting of 65% time-based stock options and 35% MoM stock options. The time-based stock options vested 20% on December 18, 2009, which was the closing date for the NES acquisition, and vest 20% on each of the first, second, third and fourth anniversaries of that date. The MoM stock options vest 50% upon the achievement of a multiple of 1.6 times, and 100% upon the achievement of a multiple of 2.0 times or greater, of the initial amount invested in Parent by the Sponsors, as defined in the 2007 Plan.

Restricted Stock Unit Awards (“RSUs”)

Key employees, directors, and consultants of the Company may be eligible to receive RSUs under the 2007 Plan. Each restricted stock unit, when vested, entitles the holder to receive one share of the Parent’s stock, subject to certain restrictions on their transfer and sale as provided for in the 2007 Plan and the related award agreements. RSUs vest over time according to the provisions set forth in their individual award agreements. As reflected in the “Grants of Plan-Based Awards” table, during fiscal 2009, Mr. Kennedy received an award of RSUs in conjunction with his offer of employment (see “Employment, Change in Control and Separation Agreements—Mr. Kennedy’s Employment Agreement” for additional information), and Mr. Formant received a grant of 50,000 RSUs in recognition of his performance results, his role, and his responsibilities within the Company.

Long-Term Cash Bonus Awards

Key employees, directors, and consultants of the Company may be eligible to receive an award under the Sierra Holdings Corp. Long-Term Incentive Cash Bonus Plan. Under this plan, each award will become payable upon the achievement of defined returns on the Sponsors’ initial investment in the Parent. During fiscal 2009, awards granted under this plan were payable in full upon the achievement of a multiple of 2.0 times or greater of the initial amount invested by the Sponsors as defined in the plan. Effective November 1, 2009, this plan was amended to modify the vesting provisions such that awards are payable in full upon the achievement of a multiple of 1.6 times or greater of the initial amount invested in Parent by the Sponsors as defined in the plan. Executives of the Company at the level of Vice President or higher, including the Named Executive Officers, generally do not receive awards under this plan.

Long-Term Incentive Award Agreement Provisions

All long-term equity and cash incentive awards are subject to the terms and conditions of the award agreements and the plans under which they were issued. In addition to provisions regarding vesting, all awards made in fiscal 2009, including those made to the Named Executive Officers, contain provisions restricting award recipients from, among other things, disclosing proprietary Company information and, for a period of twelve months from the date of termination of employment, soliciting the Company’s customers or employees. A breach of any of the imposed restrictions will cause the underlying award to be cancelled in its entirety and any benefit already paid out prior to the Company’s notice to the award recipient of the violation shall, at the Company’s sole discretion, be required to be repaid to the Company.

In addition to the restrictions noted in the above paragraph, each long-term incentive award made to an employee at the Vice President level or above, including each of the Named Executive Officers, includes a provision restricting the recipient from working directly or indirectly for, and from providing services in any capacity, to a material competitor of the Company for a period of twelve months following their termination of employment.

To the extent an individual acquires shares of Parent common stock upon exercise of a stock option or vesting of an RSU, those shares are subject to the restrictions on transfer and other provisions contained in a management stockholders’ agreement and, in the case of certain executive officers, including the Named Executive Officers, a registration rights agreement.

Other Compensation

In addition to base salaries, short-term incentives and long-term incentives, the Company provides its executive officers with certain other benefits to remain competitive in the market for a high caliber management team.

Perquisites

In fiscal 2009, the Company offered to certain of its executive officers, including the Named Executive Officers, the following perquisites: financial counseling services, a car allowance, and certain temporary relocation expenses. Tax gross up payments were made with respect to financial counseling services, up to the program’s aggregate usage limit of $20,000 per person for the period from January 1, 2009 to September 30,

2009, and for temporary relocation expenses. For additional information regarding perquisites made available to the Named Executive Officers during fiscal 2009, please see the “All Other Compensation” column of the Summary Compensation Table and the corresponding footnotes. Effective as of the end of fiscal 2009, the Company ceased providing a car allowance to, and eliminated the financial counseling program for, all executive officers, including the Named Executive Officers.

Post-Employment Benefit Information

The Company believes that, to remain competitive in the market for qualified executives, it should include within its compensation program certain post-employment benefits for its executives.

Pension Plans

Avaya maintains a non-contributory qualified pension plan, known as the Avaya Inc. Pension Plan for Salaried Employees (“APPSE”), which covers U.S. salaried employees hired before January 1, 2004. Pension amounts based on the pension plan formula that exceed the applicable Internal Revenue Code (the “Code”) limitations with respect to qualified pension plans are paid to qualifying individuals under a non-contributory unfunded supplemental pension plan, called the Avaya Inc. Supplemental Pension Plan (“ASPP”). Effective December 31, 2003, pension benefit accruals provided under the APPSE and accruals provided under the ASPP were frozen with respect to all employees. No new employees hired after December 31, 2003 participate in the APPSE or the ASPP. None of the Named Executive Officers is a participant under the APPSE or the supplemental pension plan because they joined the Company after that date.

Savings Plans

The Company maintains the Avaya Inc. Savings Plan for Salaried Employees (“ASPSE”), which covers U.S. salaried employees, and the Avaya Inc. Savings Restoration Plan (“ASRP”). The ASPSE is a qualified savings plan and the ASRP is an unfunded non-qualified deferred compensation plan, which provides that executives will be able to defer compensation and receive Company contributions that cannot be made or received under the ASPSE due to limitations imposed by the Code.

In the beginning of fiscal 2009, the ASPSE included an automatic 2% company contribution and a matching contribution equal to 100% on the first 2% contributed by a participant and 50% on the next 4% contributed by a participant. Effective January 1, 2009, the ASPSE was revised to remove the automatic company contribution and reduce the matching contribution to 100% of the first 4% of eligible compensation contributed by a participant. The Company matching contribution under the ASPSE and the ASRP were then suspended effective March 1, 2009.

For more information regarding each of these plans, please see “Pension Benefits” and “Nonqualified Defined Contribution and Other Deferred Compensation Plans” below.

Employment, Change in Control and Separation Agreements

Mr. Kennedy’s Employment Agreement

Mr. Kennedy, who joined Avaya during fiscal 2009, is party to an employment agreement with the Company under which he agrees to serve as the Company’s President and CEO. The agreement, which became effective December 22, 2008, has an initial three-year term that is automatically renewed for subsequent one-year periods unless notice of non-renewal is delivered by the Company. Under the agreement, Mr. Kennedy’s base salary is $1,250,000. It provides that his target cash award under the STIP is 100% of his base salary, with the maximum award payable to him under the STIP being subject to a cap of 200% of his base salary. The agreement states that Mr. Kennedy shall receive a guaranteed incentive award for fiscal 2009 of at least 100% of his base salary, which amount shall be prorated for his days of service during the fiscal year, for an aggregate amount of $965,754. Mr. Kennedy received a transition bonus of $850,000, which he is obligated to repay if he terminates employment in any event other than for good reason (defined in the agreement) prior to December 22, 2010. The amount to be repaid would depend upon the length of time he is employed by the Company prior to his termination of employment.

Mr. Kennedy’s employment agreement further provides that he is entitled to participate in all employee retirement, welfare, and other benefit plans and programs made available to the Company’s senior level executives as a group or to its non-union U.S. employees generally, as such plans and programs may be in effect from time to time and subject to the eligibility requirements of each plan or program.

Mr. Kennedy became eligible to participate in the Company’s executive relocation plan under which he became entitled to receive, among other things, home sale marketing and assistance with respect to two homes that he owned, provided that for purposes of the plan, the aggregate value of the two homes, which is used to determine covered expenses such as sales commissions, was stipulated to be an amount not to exceed $2,750,000. Furthermore, Mr. Kennedy became entitled to receive temporary housing benefits under the executive relocation plan for up to one hundred twenty days. In August 2009, the Company approved an amendment to this agreement under which, in lieu of the foregoing, he will receive (i) approximately $943,000 in exchange for one of his homes, (ii) approximately $296,000 for relocation expenses and (iii) temporary housing benefits for up to an additional six months.

Under the agreement, Mr. Kennedy received, effective as of the date his employment with the Company commenced, a grant of 5,000,000 stock options having an exercise price equal to the fair market value of a share of Parent common stock at the time of grant, which was $3.80. The vesting provisions of the stock options are consistent with the terms and conditions set forth above with respect to those types of long-term equity incentive awards. These awards became eligible options for participation in an exchange program, in early fiscal 2010. For additional information regarding the exchange program, please see the section above labeled “Elements of Executive Officer Compensation—Long Term Compensation—Stock Option Awards—Recent Developments.”

Effective as of the date his employment with the Company commenced, Mr. Kennedy also received 400,000 RSUs, which vest equally on the first, second, third and fourth anniversary dates of the effective date of the employment agreement, December 22, 2008. Prior to December 22, 2010, and prior to an initial public offering, (i) if Mr. Kennedy’s employment is terminated other than for cause, (ii) if he voluntarily resigns for good reason, or (iii) upon his death or disability, Mr. Kennedy has the right to require Parent to purchase from him any or all of the shares of common stock underlying his vested RSUs at fair market value, unless fair market value is less than $10 per share, in which case the purchase price shall be $10 per share (the “RSU Price”). After December 22, 2010, and prior to an initial public offering, (i) if Mr. Kennedy’s employment is terminated other than for cause, (ii) if he voluntarily resigns for any reason, or (ii) upon his death or disability, Mr. Kennedy has the right to require Parent to purchase from him any or all of the shares of common stock subject to his vested RSUs at the RSU Price. Further, in the event that certain “drag-along” or “tag-along” provisions under the management stockholders’ agreement are exercised and Mr. Kennedy sells shares of common stock underlying vested RSUs in certain transactions and receives less than $10 per share, then Parent is obligated to pay to Mr. Kennedy the difference between $10 per share and the amount realized by Mr. Kennedy in such transaction.

Mr. Massetti’s Offer of Employment

Mr. Massetti became the Company’s Chief Financial Officer on October, 26, 2009. Under the terms of his offer of employment, Mr. Massetti’s annual base salary is $550,000 and his annual target award under the Avaya STIP is 85% of his annual base salary. The amount of his fiscal 2010 award under the STIP will be prorated for his days of service during the fiscal year. In addition, he will receive cash sign-on bonus payments of $375,000 in January 2010 and $750,000 in March 2011. These payments are conditioned on his remaining employed by the

Company through the dates the payments are made to him, and each will require repayment to the Company if Mr. Massetti terminates his employment for any reason or if the Company terminates his employment for cause, in either case within 12 months following each payment. The repayment amount will be prorated based on the number of months employed in the 12 month period following termination.

As part of the offer of employment, Mr. Massetti was awarded 1,000,000 stock options pursuant to the 2007 Plan. The grant was comprised of time-based stock options and MoM stock options, weighted 65% and 35% respectively, having an exercise price equal to the fair market value of a share of Parent common stock at the time of grant, which was $3.00. The vesting terms are similar to those granted to employees who participated in the stock option exchange program discussed under “Elements of Executive Officer Compensation—Long Term Compensation—Stock Option Awards—Recent Developments.”

Mr. Massetti also received 150,000 RSUs, which vest 50% on the first anniversary of the grant date and 25% on each of the second and third anniversaries of the grant date. Following Mr. Massetti’s termination of employment, Parent has the right to purchase from him shares issued on the vesting of these RSUs at a purchase price per share equal to the greater of the fair market value of a share of Parent common stock and $13. Further, (i) if Mr. Massetti’s employment is terminated other than for cause, (ii) if he voluntarily resigns for good reason or (iii) upon his death or disability, Mr. Massetti has the right to require Parent to purchase from him any or all of the shares of common stock subject to his vested RSUs at a purchase price per share equal to the greater of the fair market value of a share of Parent common stock and $13. If Mr. Massetti exercises this right, then Parent will have the right to defer the payment to a change in control event, as defined in the 2007 Plan.

Mr. Massetti is entitled to participate in all employee retirement, welfare, and other benefit plans and programs made available to the Company’s senior level executives as a group and to its non-union U.S. employees generally, as such plans and programs may be in effect from time to time and subject to the eligibility requirements of each plan or program, including the eligibility to participate in the Company’s relocation plan.

Because Mr. Massetti’s employment with the Company began during fiscal 2010 and not in fiscal 2009, his compensation information and related equity awards are excluded from the “Summary Compensation Table” and the other tables below.

Change in Control Agreements

Certain executive officers of the Company are parties to agreements providing for severance benefits in the event of the termination of their employment following a change in control of the Company. The agreements were entered into prior to the Merger and at a time when the Company was publicly-traded to provide assurances that, in the event a change in control transaction was contemplated and was in the best interests of shareholders, these executive officers would negotiate and conduct the underlying transaction smoothly and efficiently, without concern that their positions and their financial livelihoods may be in jeopardy. None of the Named Executive Officers are parties to these agreements.

Involuntary Separation Plan

The Avaya Inc. Involuntary Separation Plan for Senior Officers, amended and restated as of February 1, 2009, is designed to provide a specific payment and certain benefit enhancements to eligible executive officers of the Company and its affiliated companies and subsidiaries, including the Named Executive Officers, in the event that their employment is involuntarily terminated under certain conditions. Eligible executive officers include the CEO and all executive officers elected by the Company’s Board of Directors at a level above Vice President who are designated “At Risk” under the Avaya Force Management Program Guidelines. For a description of the potential amounts that could be received by each of the Named Executive Officers assuming an involuntary separation had occurred as of September 30, 2009, please see the section below titled “Potential Payments on Occurrence of Change in Control and Other Events.”

Conclusion

The Compensation Committee believes that the Company’s compensation program for executive officers supports the Company’s philosophy that compensation should be designed to attract, motivate and retain executive officers and employees in such a way as to create value for the benefit of the Company’s shareholders. The Company feels confident that the Company’s salary, short-term incentive, long-term incentive and other compensation programs help enable the Company to create a competitive total compensation package. In addition, the Company believes that this total compensation package helps reinforce the Company’s commitment to reward employees for performance against stated goals and objectives, both at the corporate and individual levels.

SUMMARY COMPENSATION TABLE

The following table sets forth the compensation paid by us for services rendered in all capacities during the fiscal year ended September 30, 2009 to our Chief Executive Officer, Chief Financial Officer, and our three other most highly compensated officers who will serve as our executive officers during fiscal 2010.

Name & Title:	Fiscal Year	Salary ($)	Bonus ($) (5)	Stock Awards ($) (6)	Option Awards ($) (6)	Non Equity Incentive Plan Comp. ($) (7)	Change In Pension Value ($) (8)	All Other Comp. ($) (9)	Total ($)
Kevin J. Kennedy President & Chief Executive Officer (1)	2009	965,754	850,000	772,603	3,014,128	965,754	—	594,844	7,163,083
Anthony J. Massetti SVP & Chief Financial Officer (2)	2009	—	—	—	—	—	—	—	—

James M. Chirico, Jr. SVP & Chief Restructure Officer & President, Operations (3)	2009	558,333	1,500,000	125,267	547,015	—	—	285,558	3,016,174

Todd A. Abbott SVP, Global Sales & Marketing & President, Field Operations	2009	500,000	1,000,000	—	636,726	—	—	60,695	2,197,421

Christopher M. Formant SVP & President, Avaya Global Services (4)	2009	479,167	650,000	55,959	355,522	100,000	—	154,549	1,795,197

(1)	Mr. Kennedy was elected President & Chief Executive Officer effective December 22, 2008 and his salary reflects his annual base salary prorated for the number of days worked during fiscal 2009.

(2)	Mr. Massetti was elected SVP & Chief Financial Officer effective October 26, 2009. As such, Mr. Massetti did not earn any compensation reportable with respect to fiscal year 2009.

(3)	Mr. Chirico was named SVP & Chief Restructure Officer & President, Operations on January 31, 2009. His annual base salary was increased from $475,000 to $600,000 effective February 1, 2009.

(4)	Mr. Formant’s base salary was adjusted from $450,000 to $500,000 effective March 1, 2009.

(5)	Amounts shown represent sign-on payments pursuant to offers of employment and various other cash payments earned during fiscal year 2009, as noted in the Compensation Discussion and Analysis, under the section “Elements of Executive Compensation – Short-Term Incentives – Additional Cash Awards.”

(6)	Amounts indicated for the ‘Stock Awards’ and ‘Option Awards’ columns represent fiscal year 2009 compensation expense, in accordance with SFAS 123(R), disregarding the estimated forfeiture rate assumption. Actual stock compensation expense accrued by the Company includes an 8% discount forfeiture rate assumption for all employees with the exception of Mr. Kennedy. Please see the tables named “Outstanding Equity Awards at Fiscal Year End” and “Grants of Plan-Based Awards,” as well as Note 14, “Share Based Compensation” to our consolidated financial statements included elsewhere in this prospectus, for further information.

(7)	Represents annual incentive award payments as discussed under “Elements of Executive Compensation – Short-Term Incentives.”

(8)	The Named Executive Officers did not receive any preferential earnings on compensation deferred on a basis that is not tax-qualified and none of them were eligible for any Company-sponsored pension programs.

(9)	During fiscal 2009, the Named Executive Officers received certain perquisites provided by or paid for by the Company pursuant to Company policies.

Amounts paid by the Company during fiscal year 2009 in the “All Other Comp.” column are as follows:

Name	Company Contributions to ASPSE ($)	Company Contributions to ASRP ($)	Insurance Premiums ($)	Financial Counseling Services ($) (A)	Financial Counseling Gross-Up ($) (A)	Automobile Allowance ($) (B)	Temporary Housing & Relocation Benefits ($) (C)	Temporary Housing & Relocation Gross-Up ($) (C)	Total “All Other Comp.” ($)
Kevin J. Kennedy	9,058	—	5,294	—	—	12,600	359,507	208,385	594,844
Anthony J. Massetti	—	—	—	—	—	—	—	—	—
James M. Chirico, Jr.	3,583	25,465	2,396	35,000	5,000	16,800	131,913	65,401	285,558
Todd A. Abbott	698	5,927	3,082	—	—	16,800	33,985	203	60,695
Christopher M. Formant	3,000	6,794	4,579	15,175	4,825	16,800	64,383	38,993	154,549

(A)	The Financial Counseling Program has an annual limit of $20,000 per person per calendar year, including the tax gross-up amount (if any). Mr. Chirico received benefits representing $20,000 during calendar year 2008 and $15,000 during calendar 2009, each of which was paid during fiscal 2009, with $5,000 paid to offset the tax liability for those services. The Financial Counseling Program was discontinued effective September 30, 2009

(B)	The Company Automobile Allowance benefit was discontinued effective September 30, 2009.

(C)	Represents amounts payable under the Company’s relocation policies in connection with offers of employment, including expenses paid by the Company for Messrs. Chirico and Formant to commute to their primary work offices.

GRANTS OF PLAN-BASED AWARDS IN FISCAL 2009

The following table sets forth information concerning individual grants of stock options made under the 2007 Plan and the STIP during fiscal year 2009 to each of the executive officers listed in the Summary Compensation Table.

Name	Grant Date		Board Approval Date	Estimated Future Payouts Under Non-Equity Incentive Plan Awards (1)		Estimated Future Payouts Under Equity Incentive Plan Awards			Exercise or Base Price of Option Awards	Grant Date Fair Value of Stock and Option Awards (3)
				Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
									($/Sh) (2)
Kevin J. Kennedy	—		—	$1,250,000	2,500,000	—	—	—	—	—
	12/22/08	(4)	11/24/08	—	—	—	3,250,000	—	$3.80	$6,792,500
	12/22/08	(5)	11/24/08	—	—	437,500	875,000	—	$3.80	$1,828,750
	12/22/08	(6)	11/24/08	—	—	437,500	875,000	—	$3.80	$1,828,750
	12/22/08	(7)	11/24/08			—	400,000	—	—	$4,000,000
Anthony J. Massetti	—		—	—	—	—	—	—	—	—
James M. Chirico, Jr.	—		—	$418,750	—	—	—	—	—	—
	02/27/09	(4)	02/27/09	—	—	—	162,500	—	$3.80	$339,625
	02/27/09	(5)	02/27/09	—	—	21,875	43,750	—	$3.80	$91,438
	02/27/09	(6)	02/27/09	—	—	21,875	43,750	—	$3.80	$91,438
Todd A. Abbott	—		—	$404,167	—	—	—	—	—	—
Christopher M. Formant	—		—	$388,542	—	—	—	—	—	—
	02/27/09	(8)	02/27/09	—	—	—	50,000	—	—	$190,000

(1)	Represents fiscal 2009 target awards under STIP. Mr. Chirico’s annual base salary was increased during fiscal 2009, as discussed in the Summary Compensation Table. The STIP target awards for each of Messrs. Abbott and Formant were adjusted from 75% to 85% during fiscal 2009. As a result, the amounts shown for Messrs. Chirico, Abbott and Formant represent their adjusted target STIP awards, which are prorated based upon the number of days remaining in the fiscal year following the respective dates those adjustments became effective. The target amount for Mr. Kennedy assumes that he had been employed by the Company for the entire fiscal year, and the maximum amount reflects the fact that his employment agreement places a limit of 200% of his annual base salary on his total STIP award, if any. Mr. Massetti began employment during fiscal 2010, and, as such, did not have a STIP target for 2009.

(2)	Under the terms of the 2007 Plan, the grant price for an award cannot be less than the fair market value of a share of Parent’s common stock on the date of grant. The exercise prices indicated represent the fair market value of Parent’s common stock on the applicable grant dates, as determined by the Compensation Committee, the administrator under the 2007 Plan.

(3)	The fair value of the stock and option awards is shown using the fair value of each type of award as determined utilizing the Cox-Ross-Rubinstein binomial option pricing model in accordance with SFAS 123(R). Under that model, each option granted had a fair value of $2.09. The Company has not expensed EBITDA-based awards because the targets required for vesting are not expected to be achieved. The Company does not expense MoM stock options because of the inherent uncertainty that exists with respect to their vesting provisions. RSUs awarded to Mr. Kennedy are determined to have a grant date fair value per share of $10. For more information on this grant, please see “Compensation Discussion and Analysis – Employment, Change in Control and Separation Agreements – Mr. Kennedy’s Employment Agreement.” The RSUs granted to Mr. Formant are shown having a grant date fair value per share of $3.80, which was the fair market value of Parent’s common stock on the date of grant.

(4)	Represents time-based stock option awards vesting 25% after one year, and quarterly thereafter until fully vested four years from the date of grant.

(5)	Represents EBITDA stock options vesting 25% annually on the achievement of certain financial targets, with the opportunity for catch-up vesting as described under “Compensation Discussion and Analysis – Elements of Executive Officer Compensation – Long-Term Incentives – Stock Option Awards.”

(6)	Represents MoM stock options vesting 50% or 100% upon the achievement of certain returns on the Sponsors’ initial investment in the Company as described under “Compensation Discussion and Analysis – Elements of Executive Officer Compensation – Long-Term Incentives – Stock Option Awards.”

(7)	Amount represents an award of RSUs made pursuant to Mr. Kennedy’s offer of employment. The award becomes fully vested and non-forfeitable in four equal installments beginning one year from the date of grant (see “Compensation Discussion and Analysis – Employment, Change in Control and Separation Agreements – Mr. Kennedy’s Employment Agreement” for additional information).

(8)	Amount represents an award of RSUs made to Mr. Formant in recognition of his role and responsibilities in the Company. The award becomes fully vested and non-forfeitable two years from the date of grant.

OUTSTANDING EQUITY AWARDS AT FISCAL YEAR-END

The following table sets forth the outstanding equity awards at the end of fiscal 2009 for each of the Named Executive Officers:

Name	OPTION AWARDS					STOCK AWARDS
	Number of Securities Underlying Unexercised Options (#) Exercisable (1)	Number of Securities Underlying Unexercised Options (#) Unexercisable	Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) (2)	Option Exercise Price ($)	Option Expiration Date	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested (#) (3)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested (#) (4)

Kevin J. Kennedy	—	—	5,000,000	$3.80	12/22/18	—	—
	—	—	—	—	—	400,000	$4,000,000	(5)
Anthony J. Massetti	—	—	—	—	—	—	—
James M. Chirico, Jr.	243,750	—	756,250	$5.00	01/02/18	—	—
	—	—	250,000	$3.80	02/27/19	—	—
	—	—	—	—	—	50,000	$190,000
Todd A. Abbott	203,125	—	796,875	$5.00	05/12/18	—	—
Christopher M. Formant	219,375	—	680,625	$5.00	02/27/18	—	—
	—	—	—	—	—	50,000	$190,000

(1)	Represents the exercisable portion of stock options granted and outstanding.

(2)	The vesting dates for the awards indicated are as follows:

Name	Original Stock Option Grant	Grant Date	Type of Stock Option Award	Options Per Type	Vesting Description
Kevin J. Kennedy	5,000,000	12/22/08	Time-Based	3,250,000	25% after one year; 6.25% quarterly thereafter (4 year full vest)
			EBITDA *	875,000	25% per year, based on the achievement of EBITDA targets
			MoM	875,000	50% or 100% on the achievement of certain returns on the Sponsors’ initial investment in Parent

Anthony J. Massetti	—	—	—	—	—

James M. Chirico, Jr.	1,000,000	01/02/08	Time-Based	650,000	25% after one year; 6.25% quarterly thereafter (4 year full vest)
			EBITDA *	175,000	25% per year, based on the achievement of EBITDA targets
			MoM	175,000	50% or 100% on the achievement of certain returns on the Sponsors’ initial investment in Parent
	250,000	02/27/09	Time-Based	162,500	25% after one year; 6.25% quarterly thereafter (4 year full vest)
			EBITDA *	43,750	25% per year, based on the achievement of EBITDA targets
			MoM	43,750	50% or 100% on the achievement of certain returns on the Sponsors’ initial investment in Parent

Todd A. Abbott	1,000,000	05/12/08	Time-Based	650,000	25% after one year; 6.25% quarterly thereafter (4 year full vest)
			EBITDA *	175,000	25% per year, based on the achievement of EBITDA targets
			MoM	175,000	50% or 100% on the achievement of certain returns on the Sponsors’ initial investment in Parent

Christopher M. Formant	900,000	02/27/08	Time-Based	585,000	25% after one year; 6.25% quarterly thereafter (4 year full vest)
			EBITDA *	157,500	25% per year, based on the achievement of EBITDA targets
			MoM	157,500	50% or 100% on the achievement of certain returns on the Sponsors’ initial investment

*	Includes an opportunity for catch-up vesting as described under “Compensation Discussion and Analysis – Elements of Executive Officer Compensation – Long-Term Incentives – Stock Option Awards.

(3)	Amount represents an award of RSUs made pursuant to Mr. Chirico’s offer of employment. The award becomes fully vested and non-forfeitable on January 2, 2010.

(4)	Determined using the fair market value of Sierra Holdings Corp. stock on the last day of the fiscal year, which was $3.80 per share.

(5)	This amount reflects Mr. Kennedy’s right to require Parent to repurchase issued shares from the vesting of his RSU award at a predetermined price of $10 per share in certain events (please see “Employment, Change in Control and Separation Agreements – Mr. Kennedy’s Employment Agreement” for further detail).

OPTION EXERCISES AND STOCK VESTED

There were no exercises of stock options or vesting of stock awards for the Named Executive Officers during fiscal 2009.

PENSION BENEFITS

As discussed in the Compensation Discussion and Analysis (see “Elements of Executive Officer Compensation—Other Compensation—Post-Employment Benefit Information—Pension Plans), the Company maintains a non-contributory qualified pension plan, known as the Avaya Inc. Pension Plan for Salaried Employees, and the Avaya Inc. Supplemental Pension Plan, which applies to all employees who exceed those limitations under the APPSE imposed by the Code. However, none of the Named Executive Officers is eligible to participate in either of these plans as they were hired after December 31, 2003, the date on which the benefits under these plans were frozen.

NON QUALIFIED DEFERRED COMPENSATION

The table below sets forth information concerning any non-qualified deferred compensation earned by each of the Named Executive Officers during fiscal 2009.

All information represents data from the ASRP, a non-qualified defined contribution plan designed to restore lost tax-deferred savings and company contribution opportunities for executives unavailable under the ASPSE, the Company’s qualified savings plan, due to Code limitations. Executives may contribute from 1-25% of eligible compensation (including base pay, short-term disability payments, short-term incentive compensation and marketing/sales compensation paid after the executive reaches the maximum contribution and/or compensation limit established by the Code). During fiscal 2009, the ASRP provided for company matching contributions in the amount of 100% of the first 2% contributed and 50% of the next 4% contributed, as well as an automatic Company contribution of 2% of eligible compensation. Effective January 1, 2009, all active participants became 100% vested in all Company contributions, the Company eliminated the automatic 2% Company contribution and changed the match formula to 100% of the first 4% of eligible compensation. Effective March 1, 2009, the Company suspended matching contributions to this plan. Earnings are based on the individual fund allocations selected by each participant from among the variety of different fund choices available; investment elections can be changed daily, subject to certain funds’ trading restrictions.

NON-QUALIFIED DEFERRED COMPENSATION

Name	Executive Contributions in the Last Fiscal Year ($)	Registrant Contributions in the Last Fiscal Year ($) (1)	Aggregate Earnings in the Last Fiscal Year ($)	Aggregate Withdrawals / Distributions in the Last Fiscal Year ($)	Aggregate Balance at the Last Fiscal Year End ($) (2)
Kevin J. Kennedy	26,738	—	841	—	27,579
Anthony J. Massetti	—	—	—	—	—
James M. Chirico, Jr.	36,447	25,465	11,149	—	87,188
Todd A. Abbott	—	5,927	1,363	—	7,290
Christopher M. Formant	7,482	6,794	1,784	—	18,317

(1)	Amounts are reported as compensation in the “All Other Comp.” column of the “Summary Compensation Table.”

(2)	Amounts reported as Aggregate Balances reflect the account balances as of September 30, 2009. Effective January 1, 2009 all company contributions became fully vested, therefore all participants were vested as of September 30, 2009.

POTENTIAL PAYMENTS ON OCCURRENCE OF CHANGE IN CONTROL AND OTHER EVENTS

General

The sections below indicate amounts that could have been received by each of the Named Executive Officers following, or in connection with, involuntary separation and resignation/retirement. The sections assume that the triggering event happened as of September 30, 2009. It should be noted that each of the sections below represents the various amounts that could have been received by the Named Executive Officers under alternative scenarios, and they are not cumulative in nature.

Involuntary Separation

Cash and Benefits

During fiscal 2009, the Named Executive Officers were participants under the Avaya Inc. Involuntary Separation Plan for Senior Officers. The plan is designed to provide a specific payment and certain benefit enhancements to eligible “Senior Officers” of Avaya and its affiliated companies and subsidiaries in the event that their employment is involuntarily terminated under certain conditions.

Prior to February 1, 2009, the plan defined eligible “Senior Officers” to include the CEO and each other officer of the Company who was elected by the Company’s Board of Directors who (i) reported directly to the CEO, (ii) had a target award percentage for purposes of the STIP equal to or greater than 70% and (iii) was designated “At Risk” under the Avaya Force Management Program Guidelines. In the event that a Senior Officer was involuntarily terminated by the Company other than for “cause,” that Senior Officer was entitled to receive under the plan, upon executing a termination agreement and release, 150% of final annual base salary plus target STIP award, along with certain other benefits to continue for a period of time post-termination of employment, including certain medical benefits as prescribed by applicable law, outplacement services and, in some cases, financial counseling services.

Effective February 1, 2009, the plan was amended to change the definition of eligible “Senior Officers” and reduce the benefits payable upon severance.

As amended, the plan covers the CEO and each other officer of the Company who is elected by the Company’s Board of Directors at a level above vice president and who is designated “At Risk” under the Avaya Force Management Program Guidelines.

The plan as amended continues to provide that a Senior Officer is “At Risk” if there is a Company initiated termination other than for “cause.” As amended, the plan defines “cause” as: (i) a material breach of duties and responsibilities as an executive officer of the Company (other than as a result of incapacity due to physical or mental illness) which is demonstrably willful and deliberate, which is committed in bad faith or without reasonable belief that such breach is in the best interests of the Company and which is not remedied in a reasonable period of time after receipt of written notice from the Company specifying such breach; (ii) conviction (including a plea of guilty or nolo contendere) of a felony involving moral turpitude; (iii) the commission of theft, fraud, breach of trust or any act of dishonesty involving the Company or its subsidiaries; or (iv) any significant violation of the Company’s Code of Conduct or any statutory or common law duty of loyalty to the Company or its subsidiaries.

In the event that a Senior Officer (other than Mr. Kennedy) is involuntarily terminated by the Company other than for “cause,” that Senior Officer is entitled to receive under the amended plan, upon executing a termination agreement and release, 100% of final annual base salary, along with certain other benefits to continue for a period of time post-termination of employment, including certain medical benefits as prescribed by applicable law, and outplacement services. With respect to Mr. Kennedy, the terms of his employment agreement provide that his involuntary termination would be governed by the same plan, but he would be entitled to 200% of his base salary plus 200% of his target STIP award for the year of termination, in addition to the other benefits offered generally to Senior Officers under the plan.

The table below represents amounts that could have been received by each of the Named Executive Officers as of September 30, 2009, assuming an involuntary separation occurred on that date. Mr. Massetti’s employment with the Company had not started on that date, and as such no benefits are indicated for him as of that date.

Name	Cash Payment Based on Salary ($) (1)	Cash Payment Based on Target Bonus ($) (2)	Outplacement Services ($) (3)	Total ($)
Kevin J. Kennedy	2,500,000	2,500,000	10,000	5,010,000
Anthony J. Massetti	—	—	—	—
James M. Chirico, Jr.	600,000	—	10,000	610,000
Todd A. Abbott	500,000	—	10,000	510,000
Christopher M. Formant	500,000	—	10,000	510,000

(1)	Amounts represent two times annual base salary for Mr. Kennedy and one times annual base salary for each of the other Named Executive Officers as of September 30, 2009.

(2)	Amount for Mr. Kennedy is equal to two times his target STIP award.

(3)	Represents an estimated cost to the Company for outplacement services as provided under the Avaya Inc. Involuntary Separation Plan for Senior Officers.

Stock Options

Under the 2007 Plan, if an employee is involuntarily terminated without “cause,” there would be no acceleration of vesting. Generally, the employee would have 90 days post-termination of employment to exercise any vested stock options, and any unvested stock options would be forfeited as of the date of termination. However, Mr. Kennedy’s employment agreement would allow him 12 months, and not 90 days, to exercise his vested stock options in such an event.

Stock option award agreements also contain certain provisions that are triggered upon a change in control. Under the 2007 Plan, “change in control” is defined to mean the acquisition by a person or group of at least forty percent (40%) of the issued and outstanding shares of common stock or securities representing at least forty percent (40%) of the voting power of Parent.

With respect to time-based stock options, if an employee is involuntarily terminated without cause within one-year following a change in control, then, unless the stock option has been terminated, exercised or exchanged for other current or deferred cash or property in connection with the change in control, the time-based stock option is treated as having vested in full immediately prior to such termination of employment. Generally, a terminated employee would have 90 days post-termination of employment to exercise any of such vested time-based stock options. Mr. Kennedy’s employment agreement would allow him 12 months to exercise all of his stock options, including any vested EBITDA stock options and MoM stock options, in such an event. Messrs. Kennedy, Chirico, Abbott and Formant would have 3,250,000, 812,500, 650,000, and 585,000 stock options, respectively, for which vesting would be accelerated upon an involuntary termination following a change in control as of September 30, 2009. However, because the exercise prices for those stock options was equal to, or greater than, the fair market value of a share of Parent’s common stock on that date, no value would be attributed to the Named Executive Officers in connection with such accelerated vesting.

Restricted Stock Units

RSU awards issued under the 2007 Plan generally provide for accelerated vesting upon involuntary termination without “cause” or upon an involuntary termination following a change in control. Had an involuntary termination occurred on September 30, 2009, 50,000 RSUs granted to each of Mesrrs. Chirico and Formant would have vested on an accelerated basis. In addition, to the extent that receipt of shares underlying vested RSUs has been deferred, those shares generally would be distributed upon an involuntary termination without “cause.” The fair market value of those shares as of September 30, 2009 would have been $190,000 for each of Messrs. Chirico and Formant. With respect to Mr. Kennedy, his employment agreement provides that he has the right to require Parent to repurchase shares underlying vested RSUs that are received by him following an involuntary termination. Please see the section labeled “Employment, Change in Control and Separation Agreements—Mr. Kennedy’s Employment Agreement” for additional information. Assuming an involuntary termination occurred on September 30, 2009, 400,000 RSUs granted to Mr. Kennedy would have vested on an accelerated basis. The fair market value of those shares as of September 30, 2009 would have been $1,520,000, assuming Mr. Kennedy did not exercise his right to require Parent to repurchase shares issued upon the vesting of his RSU award at a predetermined price of $10 per share (please see “Compensation Discussion and Analysis—Employment, Change in Control and Separation Agreements—Mr. Kennedy’s Employment Agreement” for further detail).

Resignation/Retirement

Cash and Benefits

Mr. Kennedy’s employment agreement provides that, in the event he voluntarily terminates his employment for “good reason,” he would be entitled to receive the same amount as set forth under “Involuntary Separation—Cash and Benefits” above. Under the agreement, “good reason” means: a material reduction by the Company in his base salary; a material breach of the agreement by the Company which shall include a material reduction or material negative change by the Company in the type or level of compensation and benefits (other than base salary) to which he is entitled under the agreement, other than any such reduction or change that is part of and consistent with a general reduction or change applicable to all senior officers of the Company; a material failure by the Company to pay or provide to him any compensation or benefits to which he is entitled; a change in Mr. Kennedy’s status, positions, titles, offices or responsibilities that constitutes a material and adverse change from his status, positions, titles, offices or responsibilities as in effect immediately before such change; the assignment to him of any duties or responsibilities that are materially and adversely inconsistent with his status, positions, titles, offices or responsibilities as in effect immediately before such assignment; any removal of Mr. Kennedy from or failure to reappoint or reelect him to any of such positions, titles or offices; the Company changing the location of its principal executive offices to a location more than fifty (50) miles from its current principal office; any material breach by Parent or the Company of the agreement or any other agreement between Parent or the Company and Mr. Kennedy incorporated by reference in the agreement; or the provision of notice by the Company of its intention not to renew the agreement.

In all other contexts, upon resignation or retirement, there would be no continuation of benefits (other than certain medical benefits as prescribed by applicable law) and no additional payments made under any of the Company’s defined contribution (qualified and non-qualified) plans to any of the Named Executive Officers, other than as set forth under the “Nonqualified Deferred Compensation Plans” table.

Equity Awards

Generally, each of the Named Executive Officers has up to 30 days subsequent to a voluntary termination of employment to exercise vested stock options, and any unvested stock options as of the date of termination of employment are forfeited. If the voluntary termination is for “good reason” (as defined in the 2007 Plan), then each of the Named Executive Officers would have 90 days from the date of such termination to exercise any vested stock options. However, Mr. Kennedy’s employment agreement provides that, with respect to his stock option awards, he would have 12 months, and not 90 days, following his termination of employment to exercise those stock options.

In addition, with respect to time-based stock options, if the voluntary termination is for “good reason” and it occurs within one-year following a change in control (as defined under the 2007 Plan), then, unless the time-based stock option has been terminated, exercised or exchanged for other current or deferred cash or property in connection with the change in control, the time-based stock option is treated as having vested in full immediately prior to such termination of employment. For a summary of the time-based stock options held by each of the Named Executive Officers, please see the “Outstanding Equity Awards at Fiscal Year-End” table. The Named Executive Officers would have received no value upon an acceleration of these time-based stock options as of September 30, 2009, because the exercise price was equal to, or greater than, the fair market value of a share of Parent’s common stock on such date.

Confidentiality; Non-Compete; Non-solicitation; Non-competition; Recoupment of Profits

All of the Company’s Senior Officers, including the Named Executive Officers, have signed confidentiality agreements as a requirement for receiving certain stock-based compensation. The agreements stipulate that these officers will not misappropriate or disclose the Company’s proprietary information.

The agreements generally provide that, during the term of their employment and for a period of twelve months from the date of termination of employment, the officers will not directly or indirectly: (i) subject to certain exceptions, work for or provide services to, in any capacity, whether as an employee, independent contractor or otherwise, whether with or without compensation, a material competitor of the Company; (ii) hire or solicit for hire any employee of the Company or seek to persuade or induce any employee of the Company to discontinue employment with the Company; (iii) hire or engage any independent contractor providing services to the Company, or solicit, encourage or induce any independent contractor providing services to the Company to terminate or diminish in any substantial respect its relationship with the Company; (iv) subject to certain limitations, (a) solicit, encourage or induce any customer of the Company to terminate or diminish in any substantial respect its relationship with the Company or (b) seek to persuade or induce any such customer or prospective customer of the Company to conduct with anyone else any substantial business or activity which such customer or prospective customer conducts or could conduct with the Company.

If the officers breach the provisions of these agreements, then the Company shall, in addition to any other remedies available to it, have the right to institute legal proceedings to enjoin the offending conduct. In addition, the Company generally has the immediate right to call and repurchase any shares of stock that have been issued under any stock options that have been awarded to the optionee by the Company at a purchase price that is the lesser of cost or fair market value.

Director Compensation

Neither the Company nor Parent compensates its management or non-management directors for their service on their boards of directors or any committee thereof. During fiscal 2009, following his tenure as interim Chief Executive Officer, the Compensation Committee granted to Mr. Giancarlo a one time recognition award in the form of (i) $1,000,000 paid by the Company in January 2009 and (ii) a grant of 500,000 stock options under the 2007 Plan. The stock options were granted on November 24, 2008 at an exercise price of $3.80, which was the fair market value of a share of Parent stock as of the date of grant, with typical weighting of 65% in time-based stock options, 17.5% in EBITDA stock options and 17.5% in MoM stock options. As of September 30, 2009 this award of stock options held no material value for Mr. Giancarlo since the exercise price was equal to the fair market value of a share of Parent’s common stock on such date. Mr. Giancarlo was eligible for, and elected to participate in, the stock option exchange program discussed in the Compensation Discussion and Analysis above. As a result, Mr. Giancarlo exchanged all of his stock options for an equal number of replacement stock options. See “Elements of Executive Officer Compensation—Long Term Incentives—Stock Option Awards—Recent Developments”.

Compensation Committee Interlocks and Insider Participation

During fiscal 2009, our Compensation Committee was comprised of Mr. Rollins (Chairman) and Mr. Roux, neither of who has been at any time an officer or employee of the Company or Parent. During fiscal 2009, following his term of office as interim Chief Executive Officer of the Company and Parent, Mr. Giancarlo was appointed as a member of the Compensation Committee. Mr. Rollins is affiliated with TPG, and Messrs. Roux and Giancarlo are affiliated with Silver Lake. For additional information regarding transactions between those entities and Parent and/or the Company, please see “Certain Relationships and Related Party Transactions.”

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

All of Avaya’s outstanding stock is owned by Sierra Holdings Corp., our Parent. The following table presents information regarding beneficial ownership of the equity securities of Sierra Holdings Corp. as of December 1, 2009 by each person who is known to us to beneficially own more than 5% of the equity securities of Sierra Holdings Corp., by each of the Named Executive Officers, by each of our Directors and by all of our Directors and executive officers as a group.

Name	Common Stock of Sierra Holdings Corp. Beneficially Owned	Percent of Outstanding Shares Beneficially Owned
Silver Lake Funds and affiliates (1)	332,450,000	68.2%
TPG Advisors V, Inc. and affiliates (2)	332,450,000	68.2%
Todd A. Abbott (3)	78,000	*
James M. Chirico Jr. (3)(4)	102,000	*
Christopher M. Formant (3)(5)	278,000	*
Kevin J. Kennedy (3)(4)	558,947	*
Anthony J. Massetti (3)	32,500	*
Eugene J. Frantz (2)(6)	—	*
Charles H. Giancarlo (1)(7)	—	*
John W. Marren (2)(8)	—	*
Greg K. Mondre (1)(9)	—	*
Kevin B. Rollins (2)(10)	—	*
David J. Roux (1)(11)	—	*
Directors and executive officers as a group, including those named above (17 Persons) (3)(4)(5)(6)(7)(8)(9)(10)(11)	2,455,477	*

*	Indicates beneficial ownership of less than 1%.

(1)	The 332,450,000 shares of our Parent’s common stock that are attributed to the Silver Lake Funds and their affiliates in this table represent direct holdings by the following entities:

Silver Lake Partners II, L.P. (“SLP II”)	39,815,641 shares

Silver Lake Partners III, L.P. (“SLP III”)	109,624,955 shares

Silver Lake Technology Investors II, L.P. (“SLTI II”)	184,359 shares

Silver Lake Technology Investors III, L.P. (“SLTI III”)	375,045 shares

Sierra Co-Invest, LLC (“Sierra Co-Invest”)	182,450,000 shares

Excluded from these amounts are shares of Parent preferred stock issued to, as well as shares of Parent common stock issuable upon the exercise of warrants issued to, the Silver Lake Funds in connection with the NES acquisition. See “ Recent Developments.”

For ease of reference, we refer to SLP II, SLP III, SLTI II and SLTI III collectively as the “Silver Lake Funds” throughout this prospectus. The general partner of each of SLP II and SLTI II is Silver Lake Technology Associates II, L.L.C., whose managing member is Silver Lake Group, L.L.C. The general partner of each of SLP III and SLTI III is Silver Lake Technology Associates III, L.P., whose general partner is SLTA III (GP), L.L.C., whose managing member is Silver Lake Group, L.L.C.

The managing member of Sierra Co-Invest is Sierra Manager Co-Invest, LLC (“Sierra Manager”). Pursuant to Sierra Manager’s limited liability company operating agreement, each of TPG GenPar V, L.P. and Silver Lake Technology Associates III, L.P. has the right to designate one of the two members of Sierra Manager’s management committee. Greg Mondre currently serves as Silver Lake’s designee.

The mailing address for Charles Giancarlo and David Roux and for each of the Silver Lake Funds and their direct and indirect general partners is c/o Silver Lake, 2775 Sand Hill Road, Suite 100, Menlo Park, LA 94025. The mailing address for Greg Mondre is 9 West 57th Street, 32nd Floor, New York, NY 10019.

(2)	The shareholdings attributed to TPG Advisors V, Inc. and affiliates in this table represent direct holdings by the following entities in shares of Sierra Holdings Corp. common stock:

TPG Partners V, L.P. (“TPG Partners”)	149,294,510 shares

TPG FOF V-A, L.P. (“FOF A”)	390,556 shares

TPG FOF V-B, L.P. (“FOF B”)	314,933 shares

Total fractional shares held by TPG Partners, FOF A, FOF B	1 share

Sierra Co-Invest, LLC (“Sierra Co-Invest”)	182,450,000 shares

Excluded from these amounts are shares of Parent preferred stock issued to, as well as shares of Parent common stock issuable upon the exercise of warrants issued to, the TPG Funds in connection with the NES acquisition. See “Recent Developments.”

The general partner of each of TPG Partners, FOF A and FOF B (collectively, the “TPG Funds”) is TPG GenPar V, L.P. (“TPG GenPar”), whose general partner is TPG Advisors V, Inc. (“TPG Advisors” and, together with TPG GenPar and the TPG Funds, the “TPG Entities”). The managing member of Sierra Co-Invest is Sierra Manager Co-Invest, LLC (“Sierra Manager”). Pursuant to the Sierra Manager’s limited liability company operating agreement, each of TPG GenPar and Silver Lake Technology Associates III, L.P. has the right to designate one of the two members of the management committee of Sierra Manager. Eugene Frantz currently serves as TPG GenPar’s designee.

Because of these relationships, TPG GenPar and TPG Advisors may be deemed to beneficially own the shares directly held by the TPG Funds and by Sierra Co-Invest. David Bonderman and James G. Coulter are officers, directors and sole shareholders of TPG Advisors, and may therefore be deemed to beneficially own the shares directly held by the TPG Funds and by Sierra Co-Invest.

The mailing address for David Bonderman, James G. Coulter, Eugene Frantz, John Marren and Kevin Rollins and for each of the TPG Entities is c/o TPG Capital, L.P., 301 Commerce Street, Suite 3300, Fort Worth, TX 76102. The mailing address for Sierra Co-Invest is 301 Commerce Street, Suite 3300, Fort Worth, TX 76102. The mailing address for Sierra Manager is 9 West 57th Street, 25th Floor, New York, NY 10019.

(3)	Includes beneficial ownership of the following numbers of shares of common stock that may be acquired within 60 days of December 1, 2009 pursuant to stock options:

• Todd Abbott	78,000	• Kevin Kennedy	130,000

• James Chirico	52,000	• Anthony Massetti	32,500

• Christopher Formant	78,000	• Directors and executive officers as a group	1,172,861

(4)	Includes ownership of the following numbers of shares of common stock underlying restricted stock units that have vested for which receipt has been deferred such that, absent an event triggering issuance of the shares in accordance with the terms of the award agreement under which the restricted stock units were issued, the shares would not be received within 60 days of December 1, 2009.

• James Chirico	50,000	• Directors and executive officers as a group	479,615
• Kevin Kennedy	100,000

(5)	Includes 30,000 shares held by Mr. Formant’s children.

(6)

Eugene Frantz is (a) a member of the management committee of Sierra Manager and (b) a partner of TPG Capital, L.P., an affiliate of the TPG Entities. Given the relationship between Sierra Manager and Sierra

Co-Invest described in Footnote (2) above, he may be deemed to have shared voting or dispositive power over the 182,450,000 shares of common stock of Sierra Holdings Corp. that Sierra Co-Invest holds directly. As described in Footnote (2) above, the TPG Funds directly hold 150,000,000 shares of common stock of Sierra Holdings Corp; Mr. Frantz disclaims beneficial ownership of such shares held directly by the TPG Funds.

(7)	Charles Giancarlo is a managing director of Silver Lake Group, L.L.C. Mr. Giancarlo disclaims beneficial ownership of any shares of our Parent’s common stock held by the Silver Lake Funds or Sierra Co-Invest.

(8)	John Marren is a partner of TPG Capital, L.P., an affiliate of the TPG Entities. Mr. Marren disclaims beneficial ownership of any shares of common stock of Sierra Holdings Corp held directly or indirectly by the TPG Entities or Sierra Co-Invest.

(9)	Greg Mondre is (a) a managing director of Silver Lake Group, L.L.C., (b) a member of Sierra Manager’s management committee and (c) a vice president of Sierra Manager. Mr. Mondre disclaims beneficial ownership of any shares of our Parent’s common stock held by the Silver Lake Funds or Sierra Co-Invest.

(10)	Kevin Rollins is a senior advisor to TPG Capital, L.P., an affiliate of the TPG Entities. Mr. Rollins disclaims beneficial ownership of any shares of common stock of Sierra Holdings Corp held directly or indirectly by the TPG Entities or Sierra Co-Invest.

(11)	David Roux is (a) a co-chief executive of Silver Lake Group, L.L.C. and (b) a co-president of Sierra Manager. Mr. Roux disclaims beneficial ownership of any shares of our Parent’s common stock held by the Silver Lake Funds or Sierra Co-Invest.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Agreements with Our Investors

In connection with their investment in our Parent, the Sponsors and various co-investors entered into certain stockholders agreements and registration rights agreements with our Parent. Certain of those agreements were amended in connection with the financing of the NES acquisition. See “Recent Developments.” The co-investors include individuals and entities invited by our Sponsors to participate in our Parent’s financings, such as affiliated investment funds, individuals employed by affiliates of our Sponsors, limited partners of our Sponsors and members of our management.

In addition, from time to time, we may enter into various service contracts with companies affiliated with our Sponsors. All of these contracts are negotiated and entered into on an arms-length basis.

Stockholders Agreements and Equity Registration Rights Agreements

The stockholders agreements contain certain restrictions on the transfer of equity securities of our Parent, contain provisions regarding participation rights and rights of first refusal upon disposition of shares, contain standard tag along and drag along provisions, provide for the election of directors and the management of our Parent, including certain actions requiring approval of stockholders, and generally set forth the respective rights and obligations of the stockholders of our Parent. Pursuant to the registration rights agreements, our Parent has granted certain of its investors rights to require our Parent to register shares of common stock under the Securities Act.

Management Services Agreement

We are party to a Management Services Agreement with Silver Lake Management Company, L.L.C., an affiliate of Silver Lake, and TPG Capital, L.P., an affiliate of TPG, who we collectively refer to as the Managers, as well as with our Parent, pursuant to which the Managers provide management and financial advisory services to us. Upon consummation of the Merger, the Managers received a one-time transaction fee of $75 million, and we reimbursed the Managers and their affiliates for their out-of-pocket expenses in connection with the Merger. Pursuant to the Management Services Agreement, the Managers receive a monitoring fee of $7 million per annum (such fees collectively, the “Monitoring Fees”) and reimbursement on demand for out-of-pocket expenses incurred in connection with the provision of such services. In the event of a financing, acquisition, disposition or change of control transaction involving us during the term of the Management Services Agreement, the Managers have the right to require us to pay to the Managers a fee equal to customary fees charged by internationally-recognized investment banks for serving as a financial advisor in similar transactions. The Management Services Agreement may be terminated at any time by the Managers, but will otherwise have an initial term ending on December 31, 2017 that will automatically be extended each December 31st for an additional year unless earlier terminated by us or the Managers. The Management Services Agreement will automatically terminate upon an initial public offering unless otherwise determined by the Managers, and, upon such a termination, the Managers will receive a one-time success fee in an amount equal to the net present values of the monitoring fees that would have been payable during the remaining term of the Management Services Agreement. The Management Services Agreement contains customary exculpation and indemnification provisions in favor of the Managers and their affiliates.

Financing

The Sponsors provided a portion of the financing in connection with the Company’s acquisition of NES. The terms and conditions of the financing were based primarily on terms negotiated with a third party providing a portion of such financing in connection with the proposed acquisition. For more information on this financing, see “Recent Developments.”

Arrangements Involving our Directors and Executive Officers

Messrs. Giancarlo, Mondre and Roux are Directors of each of the Company and Parent and they hold the positions of Managing Director, Managing Director and Co-Chief Executive, respectively, of Silver Lake. Messrs. Frantz, Marren and Rollins are Directors of each of the Company and Parent and they hold the positions of Partner, Partner and Senior Advisor, respectively, of TPG.

Effective June 30, 2008, Mr. Giancarlo was elected President and CEO of each of the Company and Parent on an interim basis. Pursuant to an agreement executed in July 2008 and subsequently amended in January 2009 between the Company, Parent and Silver Lake Management Company III, L.L.C., the Company was entitled to reduce the portion of the monitoring fee payable to Silver Lake under the Management Services Agreement discussed above by the amount of any compensation (excluding any one-time cash bonus compensation) paid by the Company or any of its affiliates to Mr. Giancarlo (plus any employer taxes paid with respect to such compensation during such period) in return for his service. During fiscal 2008, an aggregate of $0.3 million was paid to Mr. Giancarlo for services as President and Chief Executive Officer of the Company. During fiscal 2009, an aggregate of $1.4 million was paid to Mr. Giancarlo for services as President and Chief Executive Officer of the Company, of which $1 million was one-time cash bonus compensation. In addition, on November 24, 2008, Mr. Giancarlo received a grant of 500,000 stock options having an exercise price of $3.80 per share, the fair market value of a share of our Parent’s common stock on the date of the grant. The stock options were issued with standard vesting provisions using the standard weightings of time-based, EBITDA-based and MoM-based awards as discussed in the section “Executive Compensation—Compensation Discussion and Analysis—Elements of Executive Officer Compensation—Long-Term Incentives.” Mr. Giancarlo resigned as President and CEO when Mr. Kennedy was elected effective December 22, 2008. Mr. Giancarlo participated in the Company’s stock option tender offer and tendered all of his stock options for new stock options with an exercise price of $3.00 per share, a grant date of November 17, 2009 and new vesting terms. See “Compensation Discussion and Analysis—Elements of Executive Officer Compensation—Long-Term Incentives—Stock Option Awards—Recent Developments.”

During fiscal 2008, the Company purchased approximately $3 million of products and/or services from Cognos ULC (“Cognos”). Thomas Manley joined the Company as its Chief Financial Officer effective July 7, 2008. Prior to that time, Mr. Manley served as the Chief Financial Officer of Cognos, a position he relinquished when he joined the Company. Mr. Manley’s employment with the Company terminated during fiscal 2009.

In April 2008, affiliates of TPG acquired $200 million of the Company’s senior secured term loan, and, consistent with the terms of the loan, those affiliates received payments of principal and interest aggregating approximately $5 million and $12 million for fiscal 2008 and fiscal 2009, respectively. In September 2008, an affiliate of Silver Lake acquired $200 million of the Company’s senior secured term loan, and, consistent with the terms of the loan, that affiliate received payments of principal and interest aggregating approximately $12 million for fiscal 2009.

Related Party Transaction Policy

In February 2009, our Board of Directors adopted procedures for the review, approval and/or ratification of “related party transactions,” which are those transactions required to be disclosed pursuant to Item 404 of Regulation S-K as promulgated by the SEC. The procedures give our Audit Committee the power to approve or disapprove existing and potential related party transactions involving our Directors and certain of our executive officers. Upon becoming aware of an existing or potential related party transaction, the Audit Committee is required to conduct a full inquiry into the facts and circumstances concerning that transaction and to determine the appropriate actions, if any, for the Company to take. If the Audit Committee does not approve a transaction that is brought before it, then the matter is automatically forwarded to our full Board for consideration. A Director who is the subject of a potential related party transaction is not permitted to participate in the decision-making process of the Audit Committee or full Board, as applicable, relating to what actions, if any, shall be taken by the Company in light of that transaction.

Because the procedures were adopted subsequent to the related party transaction disclosures listed above (other than those relating to the financing of the NES acquisition), those matters were not subject to the procedures. All related party transactions arising out of the financing of the NES acquisition were placed before and approved by our full Board.

DESCRIPTION OF CERTAIN OTHER INDEBTEDNESS

Senior Secured Multi-Currency Asset-Based Revolving Credit Facility

Overview. In connection with the Merger, we entered into a credit agreement and related security and other agreements, dated as of October 26, 2007 (the “closing date”), for a senior secured multi-currency asset-based revolving credit facility with Citigroup Global Markets Inc., as joint lead arranger and joint bookrunner, Morgan Stanley Senior Funding, Inc., as joint lead arranger, joint bookrunner and syndication agent, J.P. Morgan Securities Inc., as joint lead arranger and joint bookrunner, JPMorgan Chase Bank, N.A., as documentation agent, and Citicorp USA, Inc., as administrative agent and collateral agent.

Our senior secured multi-currency asset-based revolving credit facility provides senior secured financing of up to $335.0 million, subject to availability under a borrowing base. The borrowing base at any time equals the sum of 85% of eligible accounts receivable plus 85% of the net orderly liquidation value of eligible inventory, subject to certain reserves and other adjustments. Our senior secured multi-currency asset-based revolving credit facility includes borrowing capacity available for letters of credit and for short-term borrowings, referred to as swingline loans, and is available in Euros in addition to dollars. As of September 30, 2009, there were no borrowings outstanding under our senior secured multi-currency asset-based revolving credit facility other than $47 million of outstanding but undrawn letters of credit issued thereunder as of such date.

The senior secured multi-currency asset-based revolving credit facility provides that we have the right to request up to $100.0 million of additional commitments under this facility. The lenders under this facility are not under any obligation to provide any such additional commitments under this facility, and any increase in commitments is subject to certain conditions precedent. If we were to request any such additional commitments and the existing lenders or new lenders were to agree to provide such commitments, the facility size could be increased by up to $100.0 million, but our ability to borrow under this facility would still be limited by the amount of the borrowing base.

Interest Rate and Fees. Borrowings under our senior secured multi-currency asset-based revolving credit facility bear interest at a rate per annum equal to, at our option, either (a) a base rate determined by reference to the higher of (1) the prime rate of Citicorp USA, Inc. and (2) the federal funds effective rate plus 1/2 of 1% or (b) a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus an applicable margin. The initial applicable margin for borrowings under our senior secured multi-currency asset-based revolving credit facility on the closing date was equal to (1) 0.75% per annum with respect to base rate borrowings and (2) 1.75% per annum with respect to LIBOR borrowings. The applicable margin for borrowings under our senior secured multi-currency asset-based revolving credit facility is subject to step downs based on excess availability under that facility. As of September 30, 2009, the applicable margin for borrowings under our senior secured multi-currency asset-based revolving credit facility was equal to (1) 0.50% per annum with respect to base rate borrowings and (2) 1.50% per annum with respect to LIBOR borrowings. Swingline loans bear interest at a rate per annum equal to the base rate plus the applicable margin.

In addition to paying interest on outstanding principal under our senior secured multi-currency asset-based revolving credit facility, we are required to pay a commitment fee of 0.25% per annum in respect of the unutilized commitments thereunder. We must also pay customary letter of credit fees equal to the applicable margin on LIBOR loans and agency fees.

Mandatory Repayments. If at any time the aggregate amount of outstanding loans, unreimbursed letter of credit drawings and undrawn letters of credit under our senior secured multi-currency asset-based revolving credit facility exceeds the lesser of (i) the commitment amount and (ii) the borrowing base, we will be required to repay outstanding loans and cash collateralize letters of credit in an aggregate amount equal to such excess, with no reduction of the commitment amount. If the amount available under our senior secured multi-currency asset-based revolving credit facility is less than $33.5 million for five consecutive business days or a payment or bankruptcy event of default has occurred, we will be required to deposit cash from specified concentration accounts daily in a collection account maintained with the administrative agent under our senior secured multi-currency asset-based revolving credit facility, which will be used to repay outstanding loans and cash collateralize letters of credit.

Voluntary Repayments. We may voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR loans.

Amortization and Final Maturity. There is no scheduled amortization under our senior secured multi-currency asset-based revolving credit facility. All outstanding loans under the facility are due and payable in full on October 25, 2013.

Co-Borrowers, Guarantees and Security. All obligations under our senior secured multi-currency asset-based revolving credit facility are unconditionally guaranteed by Parent. In addition, all of our existing wholly-owned domestic subsidiaries (with certain agreed-upon exceptions) (the “subsidiary borrowers”) act as co-borrowers under the facility, and certain of our future domestic wholly-owned subsidiaries will act as co-borrowers under the facility. In connection with the NES acquisition on December 18, 2009, we acquired three U.S. subsidiaries, and we currently expect for each of them to guarantee the notes and the exchange notes when they execute joinders to the indenture governing the notes. All obligations under our senior secured multi-currency asset-based revolving credit facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of our assets and the assets of Parent and the subsidiary borrowers, including:

•	a first-priority security interest in personal property consisting of accounts receivable, inventory, cash, deposit accounts, and certain related assets and proceeds of the foregoing;

•

a second-priority pledge of all of our capital stock and all of the capital stock held by us and our subsidiary borrowers (which pledge, in the case of the capital stock of any foreign subsidiary or of any U.S. subsidiary that holds capital stock of a foreign subsidiary and is a disregarded entity for U.S. federal income tax purposes, is limited to 65% of the voting stock of such subsidiary); and

•

a second-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of us, Parent and each subsidiary borrower, including substantially all of our material owned real property and equipment.

Certain Covenants and Events of Default. Our senior secured multi-currency asset-based revolving credit facility contains a number of covenants that, among other things and subject to certain exceptions, restrict our ability and the ability of our subsidiaries to:

•	incur or guarantee additional debt and issue or sell certain preferred stock;

•	pay dividends on, redeem or repurchase our capital stock;

•	make certain acquisitions or investments;

•	incur or assume certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate with another company;

•	transfer or otherwise dispose of assets;

•	redeem subordinated debt;

•	incur obligations that restrict the ability of our subsidiaries to make dividends or other payments to us; and

•	create or designate unrestricted subsidiaries.

The covenants limiting the incurrence of unsecured or subordinated debt; dividends and other restricted payments; investments, loans, advances and acquisitions; and prepayments or redemptions of our subordinated indebtedness, each permit the restricted actions in an unlimited amount, subject to the satisfaction of certain payment conditions, principally that we must have pro forma excess availability greater than $33.5 million under the senior secured multi-currency asset-based revolving credit facility and that we must be in pro forma compliance with the fixed charge coverage ratio described in the next paragraph.

Although our senior secured multi-currency asset-based revolving credit facility does not require us to comply with any financial ratio maintenance covenants, if we have excess availability under the facility of less than $33.5 million at any time, we will not be permitted to borrow any additional amounts thereunder unless our pro forma Consolidated Fixed Charge Coverage Ratio (as defined in the credit agreement governing the credit facility) is at least 1.0 to 1.0.

The senior secured multi-currency asset-based revolving credit facility also contains certain customary affirmative covenants and events of default.

Senior Secured Credit Facility

Overview. In connection with the Merger, we entered into a credit agreement and related security and other agreements, dated as of the closing date and amended as of December 18, 2009, for a senior secured credit facility with Citigroup Global Markets Inc., as joint lead arranger and joint bookrunner, Morgan Stanley Senior Funding, Inc., as joint lead arranger, joint bookrunner and syndication agent, J.P. Morgan Securities Inc., as joint lead arranger and joint bookrunner, JPMorgan Chase Bank, N.A., as documentation agent, and Citibank, N.A., as administrative agent and collateral agent. The senior secured credit facility consists of (a) a senior secured multi-currency revolver allowing for borrowings of up to $200 million, (b) a $3,800 million senior secured term loan (the “term B-1 loans”), which was drawn in full on the closing date of the Merger and of which $3,700 million was outstanding as of September 30, 2009, and (c) a $1,000 million incremental senior secured term loan (the “incremental term B-2 loans”), which was drawn in full at an original issue discount of 20% on December 18, 2009 in connection with the NES acquisition. Our senior secured multi-currency revolver includes borrowing capacity available for letters of credit and for short-term borrowings, referred to as swingline loans, and is available in Euros in addition to dollars. As of September 30, 2009, there were no amounts outstanding under our senior secured multi-currency revolver.

Except with respect to interest rates and voluntary repayments within the first three years following the closing date (as further described below), the incremental term B-2 loans have substantially the same terms as the term B-1 loans under our senior secured credit facility, including the maturity date, security interests, amortization, covenants and events of default.

Interest Rate and Fees. Borrowings under our senior secured credit facility bear interest at a rate per annum equal to, at our option, either a base rate or a LIBOR rate. The base rate is determined by reference to the higher of (1) the prime rate of Citibank, N.A. and (2) the federal funds effective rate plus 1/2 of 1%. The LIBOR rate is determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus an applicable margin.

The initial applicable margin for borrowings under our senior secured credit facility on the closing date of the Merger was equal to (1) 1.75% per annum with respect to revolving and term B-1 loans that were base rate borrowings and (2) 2.75% per annum with respect to revolving and term B-1 loans that were LIBOR borrowings. The applicable margin for borrowings of revolving loans and term B-1 loans under our senior secured credit facility are subject to adjustment each fiscal quarter based on our senior secured leverage ratio. As of September 30, 2009, the applicable margin for borrowings of revolving loans and term B-1 loans under our senior secured credit facility was equal to (1) 1.75% per annum with respect to revolving and term B-1 loans that are base rate borrowings and (2) 2.75% per annum with respect to revolving and term B-1 loans that are LIBOR borrowings.

The applicable margin for borrowings of incremental term B-2 loans is equal at all times to (1) 6.50% per annum with respect to loans that are base rate borrowings and (2) 7.50% per annum with respect to loans that are LIBOR borrowings; provided that (i) base rate borrowings are subject to a floor of 4.00% and (ii) LIBOR borrowings are subject to a floor of 3.00%.

In addition to paying interest on outstanding principal under our senior secured credit facility, we are required to pay a commitment fee of 0.50% per annum in respect of the unutilized commitments under the senior secured multi-currency revolver. This commitment fee is subject to adjustment each fiscal quarter based on our senior secured leverage ratio. We are also required to pay customary letter of credit fees equal to the applicable margin on LIBOR loans and agency fees under this facility.

Mandatory Repayments. We are required to prepay outstanding term loans under the senior secured term loan with (x) 100% of the net cash proceeds of any debt issued by us or our subsidiaries (with exceptions for certain debt permitted to be incurred under the facility), (y) 50% (which percentage is reduced to 25% and to 0% if our senior secured leverage ratio is less than or equal to 3.00:1.00 and 2.50:1.00, respectively) of our annual excess cash flow (as defined in the facility), and (z) if our senior secured leverage ratio exceeds 2.50:1.00, 100% of the net cash proceeds of all non-ordinary course asset sales or other dispositions of property by us or our subsidiaries, subject to reinvestment rights and certain other exceptions.

Voluntary Repayments. Except as described below with respect to the term B-1 loans, we may voluntarily prepay outstanding loans under our senior secured credit facility and reduce the unutilized portion of the commitment amount in respect of the senior secured multi-currency revolver at any time without premium or penalty other than customary “breakage” costs with respect to LIBOR loans.

If the senior secured credit facility is amended, prepaid or refinanced (other than in connection with a change of control) within the first three years following the closing date of the Merger in such a way that the applicable margins or yields on the term B-1 loans are lower than for the term B-1 loans funded on the closing date of the Merger, we will be required to pay to the lenders under the term B-1 facility a fee or prepayment premium, as applicable, equal to (i) 3%, prior to the first anniversary of the closing date of the Merger, (ii) 2%, on or after the first anniversary of the closing date of the Merger but prior to the second anniversary of the closing date of the Merger and (iii) 1%, on or after the second anniversary of the closing date of the Merger but prior to the third anniversary of the closing date of the Merger.

Amortization and Final Maturity. We are required to make scheduled quarterly payments under our senior secured term loan facility equal to 0.25% of the original principal amount of the term B-1 loans and 0.25% of the original principal amount of the incremental term B-2 loans, with the balance paid on October 24, 2014. The principal amount outstanding of the loans under our senior secured multi-currency revolver is due and payable in full on October 25, 2013.

Guarantees and Security. All obligations under our senior secured credit facility are unconditionally guaranteed by Parent and all of our existing wholly-owned domestic subsidiaries (with certain agreed-upon exceptions) and will be required to be guaranteed by certain of our future domestic wholly-owned subsidiaries. In connection with the NES acquisition on December 18, 2009, we acquired three U.S. subsidiaries, and we currently expect for each of them to guarantee the notes and the exchange notes when they execute joinders to the indenture governing the notes. All obligations under the senior secured credit facility, and the guarantees of those obligations, are secured, subject to certain exceptions, by substantially all of our assets and the assets of Parent and the subsidiary guarantors, including:

•	a second-priority security interest in personal property consisting of accounts receivable, inventory, cash, deposit accounts, and certain related assets and proceeds of the foregoing;

•

a first-priority pledge of all of our capital stock and all of the capital stock held by us and our subsidiary guarantors (which pledge, in the case of the capital stock of any foreign subsidiary or of any

U.S. subsidiary that holds capital stock of a foreign subsidiary and is a disregarded entity for U.S. federal income tax purposes, is limited to 65% of the voting stock of such subsidiary); and

•

a first-priority security interest in, and mortgages on, substantially all other tangible and intangible assets of us, Parent and each subsidiary guarantor, including substantially all of our material owned real property and equipment.

Certain Covenants and Events of Default. The credit agreement governing our senior secured credit facility contains a number of covenants that, among other things and subject to certain exceptions, restrict our ability and the ability of our subsidiaries to:

•	incur or guarantee additional debt and issue or sell certain preferred stock;

•	pay dividends on, redeem or repurchase our capital stock;

•	make certain acquisitions or investments;

•	incur or assume certain liens;

•	enter into transactions with affiliates;

•	merge or consolidate with another company;

•	transfer or otherwise dispose of assets;

•	redeem subordinated debt;

•	incur obligations that restrict the ability of our subsidiaries to make dividends or other payments to us; and

•	create or designate unrestricted subsidiaries.

The facility also contains certain customary affirmative covenants and events of default.

DESCRIPTION OF THE EXCHANGE NOTES

General

Certain terms used in this description are defined under the subheading “Certain Definitions.” In this description, (i) the term “Issuer” refers to Avaya Inc. and not to any of its Subsidiaries, and (ii) the terms “we”, “our” and “us” each refer to the Issuer and its consolidated Subsidiaries.

The terms of the exchange notes are identical in all material respects to the outstanding notes except that, upon completion of the exchange offers, the exchange notes will be registered under the Securities Act and free of any covenants regarding exchange registration rights and will not be entitled to any additional interest.

The Issuer issued $700,000,000 aggregate principal amount of 9.75% Senior Notes due 2015 (the “Cash Pay Notes”) and $750,000,000 aggregate principal amount of 10.125% / 10.875% Senior PIK Toggle Notes due 2015 (the “PIK Toggle Notes” and, together with the Cash Pay Notes, the “Notes”) under an indenture dated as of October 24, 2008 (the “Indenture”) among the Issuer, the Guarantors and The Bank of New York Mellon, as trustee (the “Trustee”). The Notes were issued in a private transaction that was not subject to the registration requirements of the Securities Act. The terms of the Notes include those stated in the Indenture and those made part of the Indenture by reference to the Trust Indenture Act. The Cash Pay Notes and the PIK Toggle Notes were each issued as a separate class, but, except as otherwise provided below, were treated as a single class for all purposes of the Indenture.

The following description is only a summary of the material provisions of the Indenture, does not purport to be complete and is qualified in its entirety by reference to the provisions of the Indenture, including the definitions therein of certain terms used below. We urge you to read the Indenture because it, and not this description, will define your rights as a Holder of the Notes. You may request copies of the Indenture at our address set forth under the heading “Prospectus Summary—Corporate Information.”

Brief Description of the Notes

The Notes:

•	are general unsecured senior obligations of the Issuer;

•	rank equally in right of payment with all existing and future senior indebtedness (including Indebtedness under the Senior Credit Facilities) of the Issuer;

•

are effectively subordinated to all Secured Indebtedness of the Issuer (including Indebtedness under the Senior Credit Facilities), to the extent of the value of the collateral securing such Secured Indebtedness;

•	are structurally subordinated to all existing and future Indebtedness, claims of holders of Preferred Stock and other liabilities of Subsidiaries of the Issuer that do not guarantee the Notes;

•	are senior in right of payment to all existing and future Subordinated Indebtedness of the Issuer;

•	are initially guaranteed on a unsecured senior basis by each Restricted Subsidiary that guarantees any Senior Credit Facility; and

•	are subject to registration with the SEC pursuant to the Registration Rights Agreement.

Guarantees

Each Guarantor, as a primary obligor and not merely as a surety, has jointly and severally unconditionally guaranteed, on an unsecured senior basis, the performance and full and punctual payment when due, whether at maturity, by acceleration, redemption or otherwise, of all obligations of the Issuer under the Indenture and the Notes, whether for payment of principal of, premium, if any, or interest on the Notes, expenses, indemnification or otherwise, on the terms set forth in the Indenture by executing the Indenture.

Each Guarantor has guaranteed the Notes and certain direct and indirect Wholly-Owned Subsidiaries of the Issuer (and certain non-Wholly-Owned Subsidiaries of the Issuer) other than Foreign Subsidiaries, Unrestricted Subsidiaries and Securitization Subsidiaries will guarantee the Notes as described under “Certain Covenants—Limitations on Guarantees of Indebtedness by Restricted Subsidiaries”, subject to release as provided below in this Section or as described under “Suspension of Covenants and Guarantees.” Each Guarantee of the Notes is a general, unsecured, senior obligation of each Guarantor, ranks equally in right of payment with all existing and future senior indebtedness of such Guarantor, is effectively subordinated to all Secured Indebtedness of such Guarantor, including such Guarantor’s guarantee of obligations under the Senior Credit Facilities, to the extent of the value of the collateral securing such Secured Indebtedness, and ranks senior in right of payment to all existing and future Subordinated Indebtedness of such Guarantor.

Not all of the Issuer’s Subsidiaries Guarantee the Notes. In the event of a bankruptcy, liquidation or reorganization of any of these non-guarantor Subsidiaries, the non-guarantor Subsidiaries will pay the holders of their debt and their trade creditors before they will be able to distribute any of their assets to the Issuer or a Guarantor. As a result, all of the existing and future liabilities of our non-guarantor Subsidiaries, including any claims of trade creditors, are effectively senior to the Notes.

The obligations of each Guarantor under its Guarantee are limited as necessary to prevent the Guarantee from constituting a fraudulent conveyance under applicable law. This provision may not, however, be effective to protect a Guarantee from being voided under fraudulent transfer law, or may reduce the applicable Guarantor’s obligation to an amount that effectively makes its Guarantee worthless. A Guarantee could also be subordinated by a court to some or all other obligations (including guarantees and other contingent liabilities) of the Guarantor, and, depending on the amount of such obligations, a Guarantor’s practical liability on its Guarantee could be reduced to zero.

Any Guarantor that makes a payment under its Guarantee will be entitled upon payment in full of all guaranteed obligations under the Indenture to a contribution from each other Guarantor in an amount equal to such other Guarantor’s pro rata portion of such payment based on the respective net assets of all the Guarantors at the time of such payment determined in accordance with GAAP.

Each Guarantor may consolidate with, amalgamate or merge with or into or sell all or substantially all its assets to the Issuer or another Guarantor without limitation or any other Person upon the terms and conditions set forth in the Indenture. See “Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets.”

Each Guarantee by a Guarantor provides by its terms that it will be automatically and unconditionally released and discharged upon:

(1)(a) any sale, exchange or transfer (by merger, consolidation or otherwise) of (i) the Capital Stock of such Guarantor after which the applicable Guarantor is no longer a Restricted Subsidiary or (ii) all or substantially all the assets of such Guarantor, which sale, exchange or transfer, in each case is made in compliance with clauses (1) and (2) of the first paragraph under “Repurchase at the Option of Holders—Asset Sales”;

(b) the release or discharge of the guarantee by such Guarantor of Indebtedness under the Senior Credit Facilities or such other guarantee that resulted in the creation of such Guarantee, except a discharge or release by or as a result of payment under such guarantee (it being understood that a release subject to a contingent reinstatement is still a release, and that if any such guarantee is so reinstated, such Guarantee shall also be reinstated to the extent that such Guarantor would then be required to provide a Guarantee pursuant to the covenant described under “Certain Covenants—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”);

(c) the designation of any Restricted Subsidiary that is a Guarantor as an Unrestricted Subsidiary in compliance with the applicable provisions of the Indenture; or

(d) the exercise by the Issuer of its legal defeasance option or covenant defeasance option as described under “Legal Defeasance and Covenant Defeasance” or the discharge of the Issuer’s obligations under the Indenture in accordance with the terms of the Indenture; and

(2) such Guarantor delivering to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that all conditions precedent provided for in the Indenture relating to such transaction have been complied with.

Ranking

The payment of the principal of, premium, if any, and interest on the Notes and the payment of any Guarantee ranks equally in right of payment to all existing and future senior indebtedness of the Issuer or the relevant Guarantor, as the case may be, including the obligations of the Issuer and such Guarantor under the Senior Credit Facilities.

The Notes and the Guarantees are effectively subordinated in right of payment to all of the Issuer’s and each Guarantor’s existing and future Secured Indebtedness to the extent of the value of the collateral securing such Secured Indebtedness. Although the Indenture contains limitations on the amount of additional Indebtedness that the Issuer, the Guarantors and the Issuer’s Restricted Subsidiaries may incur, under certain circumstances the amount of such Indebtedness could be substantial and, in any case, such Indebtedness may be senior indebtedness. See “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock.”

Paying Agent and Registrar for the Notes

The Issuer is required to maintain one or more paying agents for the Notes in the Borough of Manhattan, City of New York. The initial paying agent for the Notes is the Trustee.

The Issuer is also required to maintain one or more registrars with offices in the Borough of Manhattan, City of New York and a transfer agent, including one with offices in the Borough of Manhattan, City of New York. The initial registrar and transfer agent with respect to the Notes is the Trustee. The registrar maintains a register reflecting ownership of the Notes outstanding from time to time. The registered Holder of a Note is treated as the owner of the Note for all purposes. The transfer agent will make payments on and facilitate transfers of Notes on behalf of the Issuer.

The Issuer may change the paying agent, the registrar or the transfer agent without prior notice to the Holders. The Issuer or any of its Subsidiaries may act as a paying agent, registrar or transfer agent.

So long as any series of Notes is listed on an exchange and the rules of such exchange so require, the Issuer will satisfy any requirement of such exchange as to paying agents, registrars and transfer agents and will comply with any notice requirements required by such exchange in connection with any change of paying agent, registrar or transfer agent.

Transfer and Exchange

A Holder may transfer or exchange Notes in accordance with the terms of the Indenture. The registrar and the Trustee may require a Holder to furnish appropriate endorsements and transfer documents in connection with a transfer of Notes. Holders are required to pay all taxes due on transfer. The Issuer is not required to transfer or exchange any Note selected for redemption or tendered (and not withdrawn) for repurchase in connection with a Change of Control Offer (as defined under “Repurchase at the Option of Holders—Change of Control”) or an Asset Sale Offer (as defined under “Repurchase at the Option of Holders—Asset Sales”). Also, the Issuer is not required to transfer or exchange any Note for a period of 15 days before a selection of Notes to be redeemed.

Maturity and Interest

The Notes will mature on the Maturity Date. Subject to compliance with the covenant described below under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” the Issuer may issue additional Cash Pay Notes and/or PIK Toggle Notes from time to time after this offering under the Indenture (“Additional Notes”); provided that in connection with the payment of PIK Interest (as defined under “—PIK Toggle Notes”) in respect of the PIK Toggle Notes, the Issuer is entitled to, without the consent of the Holders (and without regard to any restrictions or limitations set forth under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”), increase the outstanding principal amount of the PIK Toggle Notes or issue additional PIK Toggle Notes (the “PIK Notes”) under the Indenture on the same terms and conditions as the applicable PIK Toggle Notes issued under the Indenture (in each case, a “PIK Payment”). The Notes offered by the Issuer (including any PIK Notes) and any Additional Notes subsequently issued under the Indenture will be treated as a single class for all purposes under the Indenture, including waivers, amendments, redemptions and offers to purchase, except for certain waivers and amendments. Unless the context requires otherwise, references to “Notes” for all purposes of the Indenture and this “Description of the Exchange Notes” include any Additional Notes and PIK Notes that are actually issued and any increase in the principal amount of the outstanding PIK Toggle Notes (including PIK Notes) as a result of a PIK Payment, and references to “principal amount” of the Notes or the PIK Toggle Notes include any increase in the principal amount of the outstanding PIK Toggle Notes (including PIK Notes) as a result of a PIK Payment. The Notes will be issued in denominations of $1,000 and integral multiples of $1,000 in excess of $1,000, except that with respect to PIK Toggle Notes represented by certificated notes, PIK Notes may be issued in $1.00 increments.

Cash Pay Notes

Each Cash Pay Note bears interest at a rate per annum equal to 9.75%. Interest on each Cash Pay Note is payable semi-annually in arrears on each November 1 and May 1 commencing on the first such date occurring at least fifteen (15) days after the issue date with respect to such Note, to the Holder of such Cash Pay Note of record on the immediately preceding October 15 and April 15. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. Interest on each Cash Pay Note accrues from the most recent date to which interest has been paid on such Cash Pay Note or, if no interest has been paid on such Cash Pay Notes, from the date of issuance thereof. Interest on overdue principal of or interest on any Cash Pay Note is payable at a rate 2.0% in excess of the rate otherwise applicable thereto.

PIK Toggle Notes

For any interest period through November 1, 2011, the Issuer may, at its option, elect to pay interest on the PIK Toggle Notes (1) entirely in cash (“Cash Interest”), (2) entirely by increasing the principal amount of the outstanding PIK Toggle Notes or by issuing PIK Notes (“PIK Interest”) or (3) 50.0% as Cash Interest and 50.0% as PIK Interest.

The Issuer must elect the form of interest payment with respect to each interest period by delivering a notice to the Trustee prior to the beginning of such interest period. The Trustee shall promptly deliver a corresponding notice to the Holders. In the absence of such an election for any interest period, interest on the PIK Toggle Notes will be payable in the form of the interest payment for the prior interest period. After November 1, 2011, the Issuer will make all interest payments on the PIK Toggle Notes in cash.

Each PIK Toggle Note bears Cash Interest at a rate per annum equal to 10.125%. Interest on each PIK Toggle Note is payable semi-annually in arrears on each November 1 and May 1 commencing on the first such date occurring at least fifteen (15) days after the issue date with respect to such Note, to the Holder of such PIK Toggle Note of record on the immediately preceding October 15 and April 15. Interest on each PIK Toggle Notes accrues from the most recent date to which interest has been paid on such PIK Toggle Note or, if no interest has been paid on such PIK Toggle Notes, from the date of issuance. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. PIK Interest on the PIK Toggle Notes accrues at a rate per annum equal to 10.875% and is payable (a) with respect to the PIK Toggle Notes represented by one or more global notes registered in the name of, or held by, the Depository Trust Company (“DTC”) or its nominee on the relevant record date, by increasing the principal amount of the outstanding PIK Toggle Notes represented by such global notes by an amount equal to the amount of PIK Interest for the applicable interest period (rounded up to the nearest $1,000) and (b) with respect to PIK Toggle Notes represented by certificated notes, by issuing PIK Notes in certificated form in an aggregate principal amount equal to the amount of PIK Interest for the applicable interest period (rounded up to the nearest whole dollar), and the Trustee will, at the request of the Issuer, authenticate and deliver such PIK Notes in certificated form for original issuance to the Holders on the relevant record date, as shown by the records of the Register. Interest that is paid in the form of PIK Interest shall be considered paid or duly provided for, for all purposes under the Indenture, and shall not be considered overdue. Following an increase in the principal amount of the outstanding PIK Toggle Notes represented by global notes as a result of a PIK Payment, such PIK Toggle Notes will bear interest on such increased principal amount from and after the date of such PIK Payment. Any PIK Notes issued in certificated form will be dated as of the applicable interest payment date and will bear interest from and after such date. All PIK Notes issued pursuant to a PIK Payment will mature on the Maturity Date, and will be governed by, and subject to the terms, provisions and conditions of, the Indenture and shall have the same rights and benefits as the applicable PIK Toggle Notes issued under the Indenture. Any certificated PIK Notes will be issued with the description “PIK” on the face of such PIK Note. Interest on overdue principal of or interest on any PIK Toggle Note is payable at a rate 2.0% in excess of the rate otherwise applicable thereto.

Additional Interest

Additional Interest may accrue on the Notes in certain circumstances pursuant to the Registration Rights Agreement. Any Additional Interest on the PIK Toggle Notes will be payable in the same form of payment elected by the Issuer for the payment of interest with respect to the applicable interest period. All references in the Indenture and this “Description of the Exchange Notes,” in any context, to any interest or other amount payable on or with respect to the Notes shall be deemed to include any Additional Interest payable pursuant to the Registration Rights Agreement. Because we did not consummate the exchange offers prior to October 24, 2009, Additional Interest is accruing on the outstanding notes as stated above.

Payment of Principal, Premium and Interest

Cash payments of principal of, premium, if any, and interest on the Notes are payable at the office or agency of the Issuer maintained for such purpose within the City and State of New York or, at the option of the Issuer, cash payment of interest may be made by check mailed to the Holders of the Notes at their respective addresses set forth in the register of Holders; provided that all cash payments of principal, premium, if any, and interest with respect to the Notes represented by one or more global notes registered in the name of or held by DTC or its nominee will be made by wire transfer of immediately available funds to the accounts specified by the Holder or Holders of which shall have provided wire transfer instructions to the Issuer or the Paying Agent at least five Business Days in advance of the applicable interest payment date. Until otherwise designated by the Issuer, the Issuer’s office or agency in New York will be the office of the Trustee maintained for such purpose.

Mandatory Redemption; Offers to Purchase; Open Market Purchases

On May 1, 2015 (the “Special Redemption Date”), the Issuer is required to redeem for cash $15.0 million (the “Special Redemption Amount”) in aggregate principal amount of the PIK Toggle Notes outstanding on such date (such redemption, the “Special Redemption”). The redemption price for the PIK Toggle Notes so redeemed pursuant to the Special Redemption will equal 100% of the principal amount of such PIK Toggle Notes plus any accrued and unpaid interest thereon to the Special Redemption Date.

Except for the Special Redemption of any portion of the PIK Toggle Notes as described in the immediately preceding paragraph, the Issuer is not required to make any mandatory redemption or sinking fund payments with respect to the Notes. However, under certain circumstances, the Issuer may be required to offer to purchase Notes as described under “Repurchase at the Option of Holders.” The Issuer may at any time and from time to time purchase Notes in the open market or otherwise.

Optional Redemption

Cash Pay Notes

Except as set forth below, the Issuer is not entitled to redeem the Cash Pay Notes at its option.

At any time prior to November 1, 2011, the Issuer may redeem all or a part of the Cash Pay Notes, upon notice as described under “—Selection and Notice,” at a redemption price equal to 100.0% of the principal amount of the Cash Pay Notes redeemed plus the Applicable Premium as of, plus accrued and unpaid interest, if any, to the date of redemption (the “Redemption Date”), subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

On and after November 1, 2011, the Issuer may redeem the Cash Pay Notes, in whole or in part, upon notice as described under “—Selection and Notice,” at the redemption prices (expressed as percentages of principal amount of the Cash Pay Notes to be redeemed) set forth below, plus accrued and unpaid interest, if any, to the Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on November 1 of each of the years indicated below:

Year	Cash Pay Notes Percentage
2011	104.8750%
2012	102.4375%
2013 and thereafter	100.0000%

In addition, until November 1, 2010, the Issuer may, at its option, on one or more occasions, redeem an aggregate principal amount of the Cash Pay Notes (including the aggregate principal amount of Additional Notes that are Cash Pay Notes issued after the Exchange Date) equal to up to 35% of the aggregate principal amount of Cash Pay Notes (together with any Additional Notes that are Cash Pay Notes issued after the Exchange Date) outstanding immediately after the Exchange Date, upon notice as described under “—Selection and Notice,” at a redemption price equal to 109.75% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the Redemption Date, subject to the right of Holders of Cash Pay Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds received by it from one or more Equity Offerings; provided that (1) the aggregate principal amount of the Cash Pay Notes that remain outstanding immediately after the occurrence of each such redemption is equal to or greater than 50.0% of the sum of the aggregate principal amount of Cash Pay Notes outstanding immediately after the Exchange Date and any Additional Notes that are Cash Pay Notes issued under the Indenture after the Exchange Date; and (2) each such redemption occurs within 180 days of the date of closing of each such Equity Offering.

PIK Toggle Notes

Except as set forth below, the Issuer is not entitled to redeem the PIK Toggle Notes at its option.

At any time prior to November 1, 2011, the Issuer may redeem all or a part of the PIK Toggle Notes, upon notice as described under “—Selection and Notice,” at a redemption price equal to 100.0% of the principal amount of the PIK Toggle Notes redeemed plus the Applicable Premium as of, plus accrued and unpaid interest, if any, to the Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date.

On and after November 1, 2011, the Issuer may redeem the PIK Toggle Notes, in whole or in part, upon notice as described under “—Selection and Notice,” at the redemption prices (expressed as percentages of principal amount of the PIK Toggle Notes to be redeemed) set forth below, plus accrued and unpaid interest, if any, to the Redemption Date, subject to the right of Holders of record on the relevant record date to receive interest due on the relevant interest payment date, if redeemed during the twelve-month period beginning on November 1 of each of the years indicated below:

Year	PIK Toggle Notes Percentage
2011	105.0625%
2012	102.5313%
2013 and thereafter	100.0000%

In addition, until November 1, 2010, the Issuer may, at its option, on one or more occasions, redeem an aggregate principal amount of the PIK Toggle Notes issued by it (including the aggregate principal amount of Additional Notes that are PIK Toggle Notes issued after the Exchange Date) equal to up to 35% of the aggregate principal amount of PIK Toggle Notes outstanding immediately after the Exchange Date (together with the amount of any PIK Interest on the PIK Toggle Notes and any Additional Notes that are PIK Toggle Notes, in each case paid or issued after the Exchange Date), upon notice as described under “—Selection and Notice,” at a redemption price equal to 110.125% of the aggregate principal amount thereof, plus accrued and unpaid interest, if any, to the Redemption Date, subject to the right of Holders of PIK Toggle Notes of record on the relevant record date to receive interest due on the relevant interest payment date, with the net cash proceeds received by it from one or more Equity Offerings; provided that (1) the aggregate principal amount of the PIK Toggle Notes that remain outstanding immediately after the occurrence of each such redemption is equal to or greater than 50.0% of the sum of the aggregate principal amount of the PIK Toggle Notes outstanding immediately after the Exchange Date, any Additional Notes that are PIK Toggle Notes issued under the Indenture after the Exchange Date and any PIK Interest paid on the PIK Toggle Notes; and (2) each such redemption occurs within 180 days of the date of closing of each such Equity Offering.

At the end of any “accrual period” (as defined in Section 1272(a)(5) of the Code) ending after the fifth anniversary of the Closing Date (each, an “Optional Interest Repayment Date”), the Issuer may redeem for cash a portion of the PIK Toggle Notes then outstanding in an amount equal to the Optional Interest Repayment Amount minus the Special Redemption Amount (each such redemption, an “Optional Interest Repayment”). The “Optional Interest Repayment Amount” means, as of each Optional Interest Repayment Date, the excess, if any, of (i) the aggregate amount of accrued and unpaid interest and all accrued but unpaid “original issue discount” (as defined in Section 1273(a)(1) of the Code) with respect to the PIK Toggle Notes, over (ii) an amount equal to the product of (A) the “issue price” (as defined in Sections 1273(b) and 1274(a) of the Code) of the PIK Toggle Notes multiplied by (B) the “yield to maturity” (as defined in the Treasury Regulation Section 1.1272-1(b)(1)(i)) of the PIK Toggle Notes. Any redemption pursuant to this paragraph shall be at a redemption price equal to 100.0% of the aggregate principal amount of the PIK Toggle Notes being redeemed, plus accrued and unpaid interest thereon, if any, to the Redemption Date.

Selection and Notice

If the Issuer is redeeming less than all of the Notes issued by it at any time, the Trustee will select the Notes to be redeemed (1) if such Notes are listed on any national securities exchange, in compliance with the requirements of the principal national securities exchange on which such Notes are listed or (2) on a pro rata basis to the extent practicable, or, if the pro rata basis is not practicable for any reason, by lot or by such other method as the Trustee shall deem fair and appropriate. No Notes of $1,000 or less can be redeemed in part (other than PIK Notes in respect of PIK Toggle Notes issued in certificated form, which may be redeemed in minimum amounts of $1.00 and integral multiples thereof), except that if all of the Notes of a Holder are to be redeemed or purchased, the entire outstanding amount of Notes held by such Holder, even if not in a principal amount of at least $1,000 or an integral multiple thereof, may be redeemed or purchased.

Notices of redemption shall be mailed by first-class mail, postage prepaid, at least 30 but not more than 60 days before the redemption date (x) to each Holder of Notes at such Holder’s registered address, (y) to the Trustee to forward to each Holder of Notes at such Holder’s registered address or (z) otherwise in accordance with the procedures of DTC, except that redemption notices may be mailed more than 60 days prior to a redemption date if the notice is issued in connection with a defeasance of the Notes or a satisfaction and discharge of the Indenture. If any Note is to be redeemed in part only, any notice of redemption that relates to such Note shall state the portion of the principal amount thereof that has been or is to be redeemed.

The Issuer will issue a new Note in a principal amount equal to the unredeemed portion of the original Note in the name of the Holder upon cancellation of the original Note; provided that each new Note will be in a principal amount of $1,000 or an integral multiple of $1,000 (other than PIK Notes in respect of PIK Toggle Notes issued in certificated form, which may be in minimum amounts of $1.00 and integral multiples thereof). Notes called for redemption become due on the date fixed for redemption. On and after the Redemption Date, interest ceases to accrue on Notes or portions of them called for redemption.

Repurchase at the Option of Holders

Change of Control

The Notes provide that if a Change of Control occurs, unless the Issuer has previously or concurrently mailed a redemption notice with respect to all the outstanding Notes as described under “Optional Redemption,” the Issuer will make an offer to purchase all of the Notes pursuant to the offer described below (the “Change of Control Offer”) at a price in cash (the “Change of Control Payment”) equal to 101.0% of the aggregate principal amount thereof plus accrued and unpaid interest, if any, to the date of purchase, subject to the right of Holders of the Notes of record on the relevant record date to receive interest due on the relevant interest payment date. Within 30 days following any Change of Control, the Issuer will send notice of such Change of Control Offer by first-class mail, with a copy to the Trustee, to each Holder of Notes to the address of such Holder appearing in the security register or otherwise in accordance with the procedures of DTC, with the following information:

(1) that a Change of Control Offer is being made pursuant to the covenant entitled “Change of Control,” and that all Notes properly tendered pursuant to such Change of Control Offer will be accepted for payment by the Issuer;

(2) the purchase price and the purchase date, which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed (the “Change of Control Payment Date”);

(3) that any Note not properly tendered will remain outstanding and continue to accrue interest;

(4) that unless the Issuer defaults in the payment of the Change of Control Payment, all Notes accepted for payment pursuant to the Change of Control Offer will cease to accrue interest on the Change of Control Payment Date;

(5) that Holders electing to have any Notes purchased pursuant to a Change of Control Offer will be required to surrender such Notes, with the form entitled “Option of Holder to Elect Purchase” on the reverse of such Notes completed, to the paying agent specified in the notice at the address specified in the notice prior to the close of business on the third Business Day preceding the Change of Control Payment Date;

(6) that Holders will be entitled to withdraw their tendered Notes and their election to require the Issuer to purchase such Notes, provided that the paying agent receives, not later than the close of business on the second Business Day prior to the Change of Control Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the Holder of the Notes, the principal amount of Notes tendered for purchase, and a statement that such Holder is withdrawing its tendered Notes and its election to have such Notes purchased;

(7) that if the Issuer is redeeming less than all of the Notes, the Holders of the remaining Notes will be issued new Notes and such new Notes will be equal in principal amount to the unpurchased portion of the

Notes surrendered. The unpurchased portion of the Notes must be equal to at least $1,000 or an integral multiple thereof; provided that if PIK Notes in respect of PIK Toggle Notes issued in certificated form are issued or PIK Interest is paid, the principal amount of such unpurchased portion may equal a minimum of $1.00 or an integral multiple of $1.00;

(8) if such notice is mailed prior to the occurrence of a Change of Control, stating that the Change of Control Offer is conditional on the occurrence of such Change of Control; and

(9) the other instructions, as determined by the Issuer, consistent with the covenant described hereunder, that a Holder must follow.

The Issuer must comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase by the Issuer of Notes pursuant to a Change of Control Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer must comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

On the Change of Control Payment Date, the Issuer will, to the extent permitted by law:

(1) accept for payment all Notes issued by it or portions thereof properly tendered pursuant to the Change of Control Offer;

(2) deposit with the paying agent an amount equal to the aggregate Change of Control Payment in respect of all Notes or portions thereof so tendered; and

(3) deliver, or cause to be delivered, to the Trustee for cancellation the Notes so accepted together with an Officer’s Certificate to the Trustee stating that such Notes or portions thereof have been tendered to and purchased by the Issuer.

The Senior Credit Facilities provide, and future credit agreements or other agreements relating to senior indebtedness to which the Issuer becomes a party may provide that certain change of control events with respect to the Issuer would constitute a default thereunder (including a Change of Control under the Indenture). If we experience a change of control that triggers a default under the Senior Credit Facilities, we could seek a waiver of such default or seek to refinance the Senior Credit Facilities. In the event we do not obtain such a waiver or refinance the Senior Credit Facilities, such default could result in amounts outstanding under the Senior Credit Facilities being declared due and payable.

Our ability to pay cash to the Holders of Notes following the occurrence of a Change of Control may be limited by our then-existing financial resources. Therefore, sufficient funds may not be available when necessary to make any required repurchases.

The Change of Control purchase feature of the Notes may in certain circumstances make more difficult or discourage a sale or takeover of us and, thus, the removal of incumbent management. The Change of Control purchase feature is a result of negotiations between the Lenders and us. After the Closing Date, we have no present intention to engage in a transaction involving a Change of Control, although it is possible that we could decide to do so in the future. Subject to the limitations discussed below, we could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Change of Control under the Indenture, but that could increase the amount of indebtedness outstanding at such time or otherwise affect our capital structure or credit ratings. Restrictions on our ability to incur additional Indebtedness are contained in the covenants described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “Certain Covenants—Liens.” Such restrictions in the Indenture can be waived only with the consent of the Holders of a majority in principal amount of the Notes then outstanding.

The Issuer is not required to make a Change of Control Offer following a Change of Control if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the Indenture applicable to a Change of Control Offer made by the Issuer and purchases all Notes validly tendered and not withdrawn under such Change of Control Offer.

Notwithstanding anything to the contrary herein, a Change of Control Offer may be made in advance of a Change of Control, conditional upon such Change of Control, if a definitive agreement is in place for the Change of Control at the time the Change of Control Offer is made.

The definition of “Change of Control” includes a disposition of all or substantially all of the assets of the Issuer to any Person. Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve a disposition of “all or substantially all” of the assets of the Issuer. As a result, it may be unclear as to whether a Change of Control has occurred and whether a Holder of Notes may require the Issuer to make an offer to repurchase the Notes as described above.

The provisions under the Indenture relative to the Issuer’s obligation to make an offer to repurchase the Notes as a result of a Change of Control may be waived or modified with the written consent of the Holders of a majority in principal amount of the then outstanding Notes.

Asset Sales

The Indenture provides that the Issuer will not, and will not permit any of its Restricted Subsidiaries to, consummate an Asset Sale, unless:

(1) the Issuer or such Restricted Subsidiary, as the case may be, receives consideration at the time of such Asset Sale at least equal to the fair market value of the assets sold or otherwise disposed of; and

(2) except in the case of a Permitted Asset Swap, at least 75.0% of the consideration therefor received by the Issuer or such Restricted Subsidiary, as the case may be, is in the form of Cash Equivalents; provided that the amount of:

(a) any liabilities (as shown on the Issuer’s or such Restricted Subsidiary’s most recent balance sheet or in the footnotes thereto) of the Issuer or such Restricted Subsidiary, other than liabilities that are by their terms subordinated to the Notes, that are assumed by the transferee of any such assets and for which the Issuer and all of its Restricted Subsidiaries have been validly released by all creditors in writing;

(b) any securities, notes or other obligations or assets received by the Issuer or such Restricted Subsidiary from such transferee that are converted by the Issuer or such Restricted Subsidiary into Cash Equivalents (to the extent of the Cash Equivalents received) within 180 days following the closing of such Asset Sale; and

(c) any Designated Non-cash Consideration received by the Issuer or such Restricted Subsidiary in such Asset Sale having an aggregate fair market value, taken together with all other Designated Non-cash Consideration received pursuant to this clause (c) that is at that time outstanding, not to exceed in the aggregate the greater of (x) $500.0 million and (y) 4.00% of Total Assets at the time of the receipt of such Designated Non-cash Consideration, with the fair market value of each item of Designated Non-cash Consideration being measured at the time received and without giving effect to subsequent changes in value, shall be deemed to be Cash Equivalents for purposes of this provision and for no other purpose.

Within 450 days after the receipt of any Net Proceeds of any Asset Sale, the Issuer or such Restricted Subsidiary, at its option, may apply the Net Proceeds from such Asset Sale,

(1) to permanently reduce:

(a) Indebtedness under any Senior Credit Facility together with any other Obligations owing with respect to Indebtedness so reduced, and to correspondingly reduce commitments, if any, with respect thereto;

(b) Secured Indebtedness together with any other Obligations owing with respect to Indebtedness so reduced, and to correspondingly reduce commitments, if any, with respect thereto;

(c) other Indebtedness of the Issuer or any Restricted Subsidiary (other than Subordinated Indebtedness) together with any other Obligations owing with respect to Indebtedness so reduced, provided that the Issuer shall equally and ratably reduce Obligations under the Notes as provided under “Optional Redemption” through open-market purchases (to the extent such purchases are at or above 100.0% of the principal amount thereof) or by making an offer (in accordance with the procedures set forth below for an Asset Sale Offer) to all Holders to purchase their Notes at 100.0% of the principal amount thereof, plus the amount of accrued but unpaid interest, if any, on the amount of Notes to be repurchased; or

(d) Indebtedness of a Restricted Subsidiary that is not a Guarantor,

but in each case in this clause (1) excluding Indebtedness owed to the Issuer or one of its Subsidiaries;

(2) to make (a) an Investment in any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) capital expenditures or (c) acquisitions of other assets, in the case of each of (a), (b) and (c), used or useful in a Similar Business; or

(3) to make an Investment in (a) any one or more businesses, provided that such Investment in any business is in the form of the acquisition of Capital Stock and results in the Issuer or another of its Restricted Subsidiaries, as the case may be, owning an amount of the Capital Stock of such business such that it constitutes a Restricted Subsidiary, (b) properties or (c) other assets that, in the case of each of (a), (b) and (c), replace the businesses, properties and/or assets that are the subject of such Asset Sale;

provided that, in the case of clauses (2) and (3) above, a binding commitment entered into not later than such 450th day shall extend the period for such Investment or other payment for an additional 180 days after the end of such 450-day period so long as the Issuer or such other Restricted Subsidiary enters into such commitment with the good faith expectation that such Net Proceeds will be applied to satisfy such commitment within 180 days of such commitment (an “Acceptable Commitment”) and, in the event any Acceptable Commitment is later cancelled or terminated for any reason before the Net Proceeds are applied in connection therewith, the Issuer or such Restricted Subsidiary enters into another Acceptable Commitment (a “Second Commitment”) within such 180-day period; provided further that (x) if any Second Commitment is later cancelled or terminated for any reason before such Net Proceeds are applied or (y) such Net Proceeds are not actually so invested or paid in accordance with clauses (2) or (3) above by the end of such 180-day period, then such Net Proceeds shall constitute Excess Proceeds on the date of such cancellation or termination, or such 180th day, as applicable.

Any Net Proceeds from the Asset Sale that are not invested or applied as provided and within the time period set forth in the preceding paragraph will be deemed to constitute “Excess Proceeds.” When the aggregate amount of Excess Proceeds exceeds $75.0 million, the Issuer shall make an offer to all Holders of the Notes and, if required by the terms of any Indebtedness that is pari passu with the Notes (“Pari Passu Indebtedness”), to the holders of such Pari Passu Indebtedness (an “Asset Sale Offer”), to purchase the maximum aggregate principal amount of the Notes and such Pari Passu Indebtedness that is at least $1,000 or an integral multiple thereof, that may be purchased out of the Excess Proceeds at an offer price in cash in an amount equal to 100.0% of the principal amount thereof (or accreted value, if less), plus accrued and unpaid interest, if any, to the date fixed for the closing of such offer, in accordance with the procedures set forth in the Indenture. The Issuer will commence an Asset Sale Offer with respect to Excess Proceeds within ten Business Days after the date that Excess Proceeds exceed $75.0 million by mailing the notice required pursuant to the terms of the Indenture, with a copy to the Trustee or otherwise in accordance with the procedures of DTC. The Issuer, in its sole discretion, may satisfy the foregoing obligations with respect to any Net Proceeds from an Asset Sale by making an Asset Sale Offer with respect to such Net Proceeds prior to the expiration of the relevant 450 days (or such longer period provided above) or with respect to Excess Proceeds of $75.0 million or less.

To the extent that the aggregate amount of Notes and such Pari Passu Indebtedness tendered pursuant to an Asset Sale Offer is less than the Excess Proceeds, the Issuer may use any remaining Excess Proceeds for general corporate purposes, subject to compliance with other covenants contained in the Indenture. If the aggregate principal amount of Notes or the Pari Passu Indebtedness surrendered in an Asset Sale Offer by such holders thereof exceeds the amount of Excess Proceeds, the Notes (as selected by the Trustee) and such Pari Passu Indebtedness shall be purchased on a pro rata basis based on the accreted value or principal amount of the Notes or such Pari Passu Indebtedness tendered. Upon completion of any such Asset Sale Offer, the amount of Excess Proceeds that resulted in the Asset Sale Offer shall be reset to zero (regardless of whether there are any remaining Excess Proceeds upon such completion).

Pending the final application of any Net Proceeds pursuant to this covenant, the holder of such Net Proceeds may apply such Net Proceeds temporarily to reduce Indebtedness outstanding under a revolving credit facility, including under any Senior Credit Facility, or otherwise invest such Net Proceeds in any manner not prohibited by the Indenture.

The Issuer must comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws or regulations are applicable in connection with the repurchase of the Notes pursuant to an Asset Sale Offer. To the extent that the provisions of any securities laws or regulations conflict with the provisions of the Indenture, the Issuer must comply with the applicable securities laws and regulations and shall not be deemed to have breached its obligations described in the Indenture by virtue thereof.

The provisions under the Indenture relative to the Issuer’s obligation to make an offer to repurchase the Notes as a result of an Asset Sale may be waived or modified with the written consent of the Holders of a majority in principal amount of the then outstanding Notes.

Suspension of Covenants and Guarantees

During any period of time after the Exchange Date that (i) the Notes have Investment Grade Ratings from both Rating Agencies and (ii) no Default has occurred and is continuing under the Indenture (the occurrence of the events described in the foregoing clauses (i) and (ii) being collectively referred to as a “Covenant Suspension Event” and the date thereof being referred to as the “Suspension Date”), the Issuer and the Restricted Subsidiaries will not be subject to the covenants specifically listed under the following captions in this “Description of the Exchange Notes” (collectively, the “Suspended Covenants”):

(1)	“Repurchase at the Option of Holders—Asset Sales”;

(2)	“—Limitation on Restricted Payments”;

(3)	“—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(4)	clause (4) of the first paragraph of “—Merger, Consolidation or Sale of All or Substantially All Assets”;

(5)	“—Transactions with Affiliates”;

(6)	“—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”; and

(7)	“—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries.”

If and while the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants, the Notes will be entitled to substantially less covenant protection. In the event that the Issuer and its Restricted Subsidiaries are not subject to the Suspended Covenants under the Indenture for any period of time as a result of the foregoing, and on any subsequent date (the “Reversion Date”) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating, then the Issuer and its Restricted Subsidiaries will thereafter again be subject to the Suspended Covenants under the Indenture with respect to future events. The period of time between the Suspension Date and the Reversion Date is referred to in this description as the “Suspension Period.”

The Guarantees of the Guarantors will be suspended during the Suspension Period. Additionally, upon the occurrence of a Covenant Suspension Event and on any Reversion Date for the purposes of the covenant set forth under “Repurchase at the Option of Holders—Asset Sales”, the amount of Excess Proceeds from Net Proceeds shall be reset to zero.

In addition, during any Suspension Period, the Issuer and its Restricted Subsidiaries will not be subject to the covenant described under “Repurchase at the Option of Holders—Change of Control”; provided that for purposes of determining the applicability of such covenant, the Reversion Date shall be defined as the date that (a) one or both of the Rating Agencies withdraw their Investment Grade Rating or downgrade the rating assigned to the Notes below an Investment Grade Rating and/or (b) the Issuer or any of its Affiliates enter into an agreement to effect a transaction that would result in a Change of Control and one or more of the Rating Agencies indicate that if consummated, such transaction (alone or together with any related recapitalization or refinancing transactions) would cause such Rating Agency to withdraw its Investment Grade Rating or downgrade the ratings assigned to the Notes below an Investment Grade Rating. On and after the Reversion Date as defined with respect to the covenant described under “Repurchase at the Option of Holders—Change of Control,” the Issuer and the Restricted Subsidiaries will thereafter again be subject to such covenant under the Indenture, including, without limitation, with respect to a proposed transaction described in clause (b) above.

Notwithstanding the foregoing, in the event of any such reinstatement of the Suspended Covenants and the covenant described under “Repurchase at the Option of Holder—Change of Control”, no action taken or omitted to be taken by the Issuer or any of its Restricted Subsidiaries prior to such reinstatement will give rise to a Default or Event of Default under the Indenture with respect to the Notes, and (i) with respect to Restricted Payments made after such reinstatement, the amount of Restricted Payments made will be calculated as though the covenant described under “—Limitation on Restricted Payments” had been in effect prior to, but not during, the Suspension Period, (ii) all Indebtedness incurred or Disqualified Stock or Preferred Stock issued during the Suspension Period will be classified to have been incurred or issued pursuant to clause (3) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”, (iii) any Affiliate Transaction entered into after such reinstatement pursuant to an agreement entered into during any Suspension Period shall be deemed to be permitted pursuant to clause (6) of the second paragraph of the covenant described under “—Affiliate Transactions”, (iv) any encumbrance or restriction on the ability of any Restricted Subsidiary that is not a Guarantor to take any action described in clauses (1) through (3) of the first paragraph of the covenant described under “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries” that becomes effective after such reinstatement pursuant to an agreement or instrument entered into during any Suspension Period shall be deemed to be permitted pursuant to clause (a) of the second paragraph of the covenant described under “—Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries”; and (v) no Subsidiary of the Issuer shall be required to comply with the covenant described under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries” after such reinstatement with respect to any guarantee entered into by such Subsidiary during any Suspension Period. Notwithstanding the foregoing, during the Suspension Period the Issuer shall not designate any of its Restricted Subsidiaries to be Unrestricted Subsidiaries.

There can be no assurance that the Notes will ever achieve or maintain Investment Grade Ratings.

Certain Covenants

Compliance Certificate

The Issuer shall deliver to the Trustee, within 120 days after the end of each fiscal year ending after the Exchange Date, a certificate from the principal executive officer, principal financial officer or principal accounting officer stating that a review of the activities of the Issuer and its Restricted Subsidiaries during the preceding fiscal year has been made under the supervision of the signing officer with a view to determining whether the Issuer has kept, observed, performed and fulfilled its obligations under the Indenture, and further stating, as to such officer signing such certificate, that to the best of his or her knowledge the Issuer has kept, observed, performed and fulfilled each and every condition and covenant contained in the Indenture during such fiscal year and is not in default in the performance or observance of any of the terms, provisions, covenants and conditions of the Indenture (or, if a Default shall have occurred, describing all such Defaults of which he or she may have knowledge and what action the Issuer is taking or proposes to take with respect thereto).

When any Default has occurred and is continuing under the Indenture, or if the Trustee or the holder of any other evidence of Indebtedness of the Issuer or any Subsidiary gives any notice or takes any other action with respect to a claimed Default, the Issuer shall promptly (which shall be no more than five (5) Business Days) deliver to the Trustee by registered or certified mail or by facsimile transmission an Officer’s Certificate specifying such event and what action the Issuer proposes to take with respect thereto.

Taxes

The Issuer shall pay or discharge, and shall cause each of its Restricted Subsidiaries to pay or discharge, prior to delinquency, all material taxes, lawful assessments, and governmental levies except such as are contested in good faith and by appropriate actions or where the failure to effect such payment or discharge is not adverse in any material respect to the Holders of the Notes.

Stay, Extension and Usury Laws

The Issuer and each of the Guarantors covenant (to the extent that they may lawfully do so) that they shall not at any time insist upon, plead, or in any manner whatsoever claim or take the benefit or advantage of, any stay, extension or usury law wherever enacted, now or at any time hereafter in force, that may affect the covenants or the performance of the Indenture; and the Issuer and each of the Guarantors (to the extent that they may lawfully do so) hereby expressly waive all benefit or advantage of any such law, and covenant (to the extent that they may lawfully do so) that they shall not, by resort to any such law, hinder, delay or impede the execution of any power herein granted to the Trustee, but shall suffer and permit the execution of every such power as though no such law has been enacted.

Limitation on Restricted Payments

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly:

(I) declare or pay any dividend or make any other payment or distribution to any Person on account of the Issuer’s or any of its Restricted Subsidiaries’ Equity Interests (in such Person’s capacity as holder of such Equity Interests), including any dividend or distribution payable in connection with any merger or consolidation other than:

(a) any dividend or distribution by the Issuer payable solely in Equity Interests (other than Disqualified Stock) of the Issuer; or

(b) any dividend or distribution by a Restricted Subsidiary so long as, in the case of any dividend or distribution payable on or in respect of any class or series of securities issued by a Restricted

Subsidiary other than a Wholly-Owned Subsidiary, the Issuer or a Restricted Subsidiary receives at least its pro rata share of such dividend or distribution in accordance with its Equity Interests in such class or series of securities;

(II) purchase, redeem, defease or otherwise acquire or retire for value any Equity Interests of the Issuer or any direct or indirect parent company of the Issuer, including in connection with any merger or consolidation;

(III) make any principal payment on, or redeem, repurchase, defease or otherwise acquire or retire for value, in each case prior to any scheduled repayment, sinking fund payment or maturity, any Subordinated Indebtedness, other than:

(a) Indebtedness permitted under clauses (7) or (8) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; or

(b) subject to the relevant subordination and payment block provisions, the purchase, repurchase or other acquisition of Subordinated Indebtedness purchased in anticipation of satisfying a sinking fund obligation, principal installment or final maturity, in each case due within one year of the date of purchase, repurchase or acquisition; or

(IV) make any Restricted Investment

(each such payment and other action set forth in clauses (I) through (IV) above referred to as a “Restricted Payment,” and collectively as “Restricted Payments”), unless, at the time of any such Restricted Payment:

(1) no Default shall have occurred and be continuing or would occur as a consequence thereof;

(2) immediately after giving effect to such transaction on a pro forma basis, the Issuer could incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Ratio test set forth in the first paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” (the “Fixed Charge Coverage Test”); and

(3) such Restricted Payment, together with the aggregate amount of all other Restricted Payments made by the Issuer and its Restricted Subsidiaries after the Closing Date (including Restricted Payments permitted by clauses (1), (6)(c), (9) and (14) of the next succeeding paragraph, but excluding all other Restricted Payments permitted by the next succeeding paragraph), is less than the sum of (without duplication):

(a) 50.0% of the Consolidated Net Income of the Issuer for the period (taken as one accounting period) beginning on October 1, 2007 to the end of the Issuer’s recently ended fiscal quarter for which internal financial statements are available at the time of such Restricted Payment, or, in the case such Consolidated Net Income for such period is a deficit, minus 100.0% of such deficit; plus

(b) 100.0% of the aggregate net cash proceeds and the fair market value of marketable securities or other property received by the Issuer since immediately after the Closing Date (other than net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness or issue Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”) from the issue or sale of:

(i)(A) Equity Interests of the Issuer, including Treasury Capital Stock (as defined below), but excluding cash proceeds and the fair market value of marketable securities or other property received from the sale of: (x) Equity Interests to any future, present or former employees, directors, officers, managers or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any direct or indirect parent company of the Issuer or any of the Issuer’s Subsidiaries after the Closing Date to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph; and

(y) Designated Preferred Stock; and

(B) to the extent such net cash proceeds are actually contributed to the Issuer, Equity Interests of any direct or indirect parent company of the Issuer (excluding contributions of the proceeds from the sale of Designated Preferred Stock of any such parent company or contributions to the extent such amounts have been applied to Restricted Payments made in accordance with clause (4) of the next succeeding paragraph); or

(ii) debt securities of the Issuer that have been converted into or exchanged for such Equity Interests (other than Disqualified Stock) of the Issuer;

provided that this clause (b) shall not include the proceeds from (W) Refunding Capital Stock applied in accordance with clause (2) of the next succeeding paragraph, (X) Equity Interests or convertible debt securities of the Issuer sold to a Restricted Subsidiary, (Y) Disqualified Stock or debt securities that have been converted into Disqualified Stock or (Z) Excluded Contributions; plus

(c) 100.0% of the aggregate amount of cash and the fair market value of marketable securities or other property contributed to the capital of the Issuer following the Closing Date (other than (X) net cash proceeds to the extent such net cash proceeds have been used to incur Indebtedness or issue Disqualified Stock or Preferred Stock pursuant to clause (12)(a) of the second paragraph of “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock, “ (Y) by a Restricted Subsidiary and (Z) from any Excluded Contributions); plus

(d) 100.0% of the aggregate amount received in cash and the fair market value of marketable securities or other property received by means of:

(i) the sale or other disposition (other than to the Issuer or a Restricted Subsidiary) of Restricted Investments made by the Issuer or its Restricted Subsidiaries and repurchases and redemptions of such Restricted Investments from the Issuer or its Restricted Subsidiaries and repayments of loans or advances, and releases of guarantees, which constitute Restricted Investments made by the Issuer or its Restricted Subsidiaries, in each case after the Closing Date; or

(ii) the sale (other than to the Issuer or a Restricted Subsidiary) of the stock of an Unrestricted Subsidiary or a distribution from an Unrestricted Subsidiary (other than in each case to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clauses (7) or (11) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment) or a dividend from an Unrestricted Subsidiary after the Closing Date; plus

(e) in the case of the redesignation of an Unrestricted Subsidiary as a Restricted Subsidiary or the merger, amalgamation or consolidation of an Unrestricted Subsidiary into the Issuer or a Restricted Subsidiary or the transfer of all or substantially all of the assets of an Unrestricted Subsidiary to the Issuer or a Restricted Subsidiary after the Closing Date, the fair market value of the Investment in such Unrestricted Subsidiary or the assets transferred at the time of the redesignation of such Unrestricted Subsidiary as a Restricted Subsidiary or at the time of such merger, amalgamation, consolidation or transfer of assets, other than to the extent the Investment in such Unrestricted Subsidiary was made by the Issuer or a Restricted Subsidiary pursuant to clauses (7) or (11) of the next succeeding paragraph or to the extent such Investment constituted a Permitted Investment.

The foregoing provisions do not prohibit:

(1) the payment of any dividend or other distribution or the consummation of any irrevocable redemption or repurchase within 60 days after the date of declaration of the dividend or other distribution or giving of the redemption or repurchase notice, as the case may be, if at the date of declaration or notice, the dividend or other distribution, redemption or repurchase payment would have complied with the provisions of the Indenture;

(2)(a) the redemption, repurchase, retirement or other acquisition of any Equity Interests (“Treasury Capital Stock”) of the Issuer or any Equity Interests of any direct or indirect parent company of the Issuer or any Subordinated Indebtedness of the Issuer or a Restricted Subsidiary, in exchange for, or out of the proceeds of the substantially concurrent sale or issuance (other than to a Restricted Subsidiary) of, Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent contributed to the Issuer (in each case, other than any Disqualified Stock) (“Refunding Capital Stock”), (b) the declaration and payment of dividends on Treasury Capital Stock out of the proceeds of the substantially concurrent sale or issuance (other than to a Restricted Subsidiary of the Issuer or to an employee stock ownership plan or any trust established by the Issuer or any of its Restricted Subsidiaries) of Refunding Capital Stock, and (c) if immediately prior to the retirement of Treasury Capital Stock, the declaration and payment of dividends thereon was permitted under clause (6) of this paragraph, the declaration and payment of dividends on the Refunding Capital Stock (other than Refunding Capital Stock the proceeds of which were used to redeem, repurchase, retire or otherwise acquire any Equity Interests of any direct or indirect parent company of the Issuer) in an aggregate amount per year no greater than the aggregate amount of dividends per annum that were declarable and payable on such Treasury Capital Stock immediately prior to such retirement;

(3) the defeasance, redemption, repurchase, exchange or other acquisition or retirement of (i) Subordinated Indebtedness of the Issuer or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, new Indebtedness of the Issuer or a Guarantor or (ii) Disqualified Stock of the Issuer or a Guarantor made by exchange for, or out of the proceeds of the substantially concurrent sale of, Disqualified Stock of the Issuer or a Guarantor, that, in each case, is incurred in compliance with the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” so long as:

(a) the principal amount (or accreted value, if applicable) of such new Indebtedness or the liquidation preference of such new Disqualified Stock does not exceed the principal amount of (or accreted value, if applicable), plus any accrued and unpaid interest on, the Subordinated Indebtedness or the liquidation preference of, plus any accrued and unpaid dividends on, the Disqualified Stock being so defeased, redeemed, repurchased, exchanged, acquired or retired for value, plus the amount of any premium required to be paid under the terms of the instrument governing the Subordinated Indebtedness or Disqualified Stock being so defeased, redeemed, repurchased, exchanged, acquired or retired, defeasance costs and any fees and expenses incurred in connection with such redemption, repurchase, exchange, acquisition or retirement and the issuance of such new Indebtedness or Disqualified Stock;

(b) such new Indebtedness is subordinated to the Notes or the applicable Guarantee at least to the same extent as such Subordinated Indebtedness so defeased, redeemed, repurchased, exchanged, acquired or retired;

(c) such new Indebtedness or Disqualified Stock has a final scheduled maturity date equal to or later than the final scheduled maturity date of the Subordinated Indebtedness or Disqualified Stock being so defeased, redeemed, repurchased, acquired or retired; and

(d) such new Indebtedness or Disqualified Stock has a Weighted Average Life to Maturity equal to or greater than the remaining Weighted Average Life to Maturity of the Subordinated Indebtedness or Disqualified Stock being so defeased, redeemed, repurchased, exchanged, acquired or retired;

(4) a Restricted Payment to pay for the repurchase, retirement or other acquisition for value of Equity Interests (other than Disqualified Stock) of the Issuer or any direct or indirect parent company of the Issuer held by any future, present or former employee, director, officer, manager or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement (including, for the avoidance of doubt, any principal and interest payable on any notes issued by the Issuer or any direct or indirect parent company of the Issuer in connection with any such repurchase, retirement or other acquisition), or any stock subscription or shareholder agreement, including any Equity Interest rolled over by management of the Issuer or any direct or indirect parent company of the Issuer in connection with the Transactions; provided that the aggregate amount of Restricted Payments made under this clause (A) does not exceed $25.0 million in the first fiscal year following the Closing Date (which amount shall be increased by $5.0 million each fiscal year thereafter and, if applicable, will be increased to $50.0 million following the consummation of an underwritten public Equity Offering by the Issuer or any direct or indirect parent company of the Issuer) (with unused amounts in any fiscal year being carried over to succeeding fiscal years); provided further that such amount in any fiscal year may be increased by an amount not to exceed:

(a) the cash proceeds from the sale of Equity Interests (other than Disqualified Stock) of the Issuer and, to the extent contributed to the Issuer, the cash proceeds from the sale of Equity Interests of any direct or indirect parent company of the Issuer, in each case to any future, present or former employees, directors, officers, managers or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies that occurs after the Closing Date, to the extent the cash proceeds from the sale of such Equity Interests have not otherwise been applied to the payment of Restricted Payments by virtue of clause (3) of the preceding paragraph; plus

(b) the cash proceeds of key man life insurance policies received by the Issuer or any Restricted Subsidiary thereof (or by any direct or indirect parent company to the extent contributed to the Issuer) after the Closing Date; less

(c) the amount of any Restricted Payments previously made with the cash proceeds described in clauses (a) and (b) of this clause (4); and

provided further that cancellation of Indebtedness owing to the Issuer from any future, present or former employees, directors, officers, managers or consultants of the Issuer (or their respective Controlled Investment Affiliates or Immediate Family Members), any direct or indirect parent company of the Issuer or any of the Issuer’s Restricted Subsidiaries in connection with a repurchase of Equity Interests of the Issuer or any of its direct or indirect parent companies will not be deemed to constitute a Restricted Payment for purposes of this covenant or any other provision of the Indenture;

(5) the declaration and payment of dividends to holders of any class or series of Disqualified Stock of the Issuer or any of its Restricted Subsidiaries or any class or series of Preferred Stock of any Restricted Subsidiary issued in accordance with the covenant described under “ —Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” to the extent such dividends are included in the definition of “Fixed Charges”;

(6)(a) the declaration and payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) issued by the Issuer or any of its Restricted Subsidiaries after the Closing Date;

(b) the declaration and payment of dividends to any direct or indirect parent company of the Issuer, the proceeds of which will be used to fund the payment of dividends to holders of any class or series of Designated Preferred Stock (other than Disqualified Stock) of such parent company issued after the Closing Date, provided that the amount of dividends paid pursuant to this clause (b) shall not exceed the aggregate amount of cash actually contributed to the Issuer from the sale of such Designated Preferred Stock; or

(c) the declaration and payment of dividends on Refunding Capital Stock that is Preferred Stock in excess of the dividends declarable and payable thereon pursuant to clause (2) of this paragraph;

provided that in the case of each of (a), (b) and (c) of this clause (6), for the most recently ended four full fiscal quarters for which internal financial statements are available immediately preceding the date of issuance of such Designated Preferred Stock or the declaration of such dividends on Refunding Capital Stock that is Preferred Stock, after giving effect to such issuance or declaration on a pro forma basis, the Issuer could incur $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test;

(7) commencing eighteen months after the Closing Date, Investments in Unrestricted Subsidiaries taken together with all other Investments made pursuant to this clause (7) that are at the time outstanding, without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of, or have not been subsequently sold or transferred for, cash or marketable securities, not to exceed greater of (a) $250.0 million and (b) 2.00% of Total Assets;

(8) any repurchase of Equity Interests deemed to occur upon exercise of stock options or warrants if such Equity Interests represent a portion of the exercise price of such options or warrants;

(9) the declaration and payment of dividends on the Issuer’s common stock (or the payment of dividends to any direct or indirect parent company of the Issuer to fund a payment of dividends on such company’s common stock), following the first public offering of the Issuer’s common stock or the common stock of any direct or indirect parent company of the Issuer after the Closing Date, of up to 6.0% per annum of the net cash proceeds received by or contributed to the Issuer in or from any such public offering, other than public offerings with respect to the Issuer’s common stock registered on Form S-8 and other than any public sale constituting an Excluded Contribution;

(10) Restricted Payments that are made with Excluded Contributions;

(11) commencing eighteen months after the Closing Date, other Restricted Payments in an aggregate amount taken together with all other Restricted Payments made pursuant to this clause (11) not to exceed the greater of (a) $250.0 million and (b) 2.00% of Total Assets;

(12) payments of Securitization Fees;

(13) any Restricted Payment made in connection with the Transactions and the fees and expenses related thereto or owed to Affiliates, in each case with respect to any Restricted Payment made or owed to an Affiliate, to the extent permitted by the covenant described under “—Transactions with Affiliates”;

(14) the repurchase, redemption or other acquisition or retirement for value of any Subordinated Indebtedness pursuant to the provisions similar to those described under “Repurchase at the Option of Holders—Change of Control” and “Repurchase at the Option of Holders—Asset Sales”; provided that all Notes validly tendered by Holders in connection with a Change of Control Offer or Asset Sale Offer, as applicable, have been repurchased, redeemed, acquired or retired for value;

(15) the declaration and payment of dividends or distributions by the Issuer to, or the making of loans to, any direct or indirect parent company of the Issuer in amounts required for any direct or indirect parent company of the Issuer to pay, in each case without duplication,

(a) franchise and excise taxes and other fees, taxes and expenses required to maintain their legal existence;

(b) foreign, federal, state and local income and similar taxes, to the extent such income taxes are attributable to the income of the Issuer and its Restricted Subsidiaries and, to the extent of the amount actually received from its Unrestricted Subsidiaries, in amounts required to pay such taxes to the extent attributable to the income of such Unrestricted Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer and its Restricted Subsidiaries would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent company;

(c) customary salary, bonus and other benefits payable to employees, directors, officers and managers of any direct or indirect parent company of the Issuer to the extent such salaries, bonuses and other benefits are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries, to the extent such amounts are deducted in arriving at EBITDA for any period;

(d) general operating and overhead costs and expenses of any direct or indirect parent company of the Issuer to the extent such costs and expenses are attributable to the ownership or operation of the Issuer and its Restricted Subsidiaries;

(e) fees and expenses other than to Affiliates of the Issuer related to any unsuccessful equity or debt offering of such parent company and directly attributable to the operation of the Issuer and its Restricted Subsidiaries; and

(f) the consideration for Investments otherwise permitted to be made by the Issuer or a Restricted Subsidiary in accordance with the Indenture; provided that (A) such Restricted Payment shall be made substantially concurrently with the closing of such Investment, (B) such direct or indirect parent company shall, immediately following the closing thereof, cause (1) all property acquired (whether assets or Equity Interests) to be contributed to the capital of the Issuer or one of its Restricted Subsidiaries or (2) the merger of the Person formed or acquired into the Issuer or one of its Restricted Subsidiaries (to the extent not prohibited by the covenant described under “—Merger, Consolidation or Sale of All or Substantially All Assets”) in order to consummate such Investment, (C) any property other than cash received by the Issuer shall not increase amounts available for Restricted Payments pursuant to clause (3) of the preceding paragraph and (D) the terms of such transaction, taken as a whole including after giving effect to the matters referred to in clause (B) above, shall be no less favorable to the Issuer and its Restricted Subsidiaries and the holders of the Notes than the terms thereof if it had been effected by the Issuer or a Restricted Subsidiary directly as an Investment in a manner permitted under the Indenture;

(16) the distribution, by dividend or otherwise, of shares of Capital Stock of, or Indebtedness owed to the Issuer or a Restricted Subsidiary by, Unrestricted Subsidiaries (other than Unrestricted Subsidiaries the primary assets of which are Cash Equivalents); and

(17) cash payments in lieu of issuing fractional shares in connection with the exercise of warrants, options or other securities convertible into or exchangeable for Equity Interests of the Issuer or any direct or indirect parent company of the Issuer;

provided that at the time of, and after giving effect to, any Restricted Payment permitted under clauses (7), (9), (11) and (14) above, no Default shall have occurred and be continuing or would occur as a consequence thereof.

The Issuer will not permit any Unrestricted Subsidiary to become a Restricted Subsidiary except pursuant to the second to last sentence of the definition of “Unrestricted Subsidiary.” For purposes of designating any Restricted Subsidiary as an Unrestricted Subsidiary, all outstanding Investments by the Issuer and its Restricted Subsidiaries (except to the extent repaid) in the Subsidiary so designated will be deemed to be Investments in an amount determined as set forth in the last sentence of the first paragraph of the definition of “Investments.” Such designation will be permitted only if a Restricted Payment in such amount would be permitted at such time under this covenant or pursuant to the definition of “Permitted Investments,” and if such Subsidiary otherwise meets the definition of an Unrestricted Subsidiary. Unrestricted Subsidiaries will not be subject to any of the restrictive covenants set forth in the Indenture. For the avoidance of doubt, this covenant shall not restrict the making of any “AHYDO catch-up payment” required by the terms of any Indebtedness permitted to be incurred under the terms of the Indenture.
Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, directly or indirectly, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable, contingently or otherwise (collectively, “incur” and collectively, an “incurrence”) with respect to any Indebtedness (including Acquired Indebtedness) and the Issuer will not issue any shares of Disqualified Stock and will not permit any Restricted Subsidiary to issue any shares of Disqualified Stock or Preferred Stock; provided that the Issuer may incur Indebtedness (including Acquired Indebtedness) or issue shares of Disqualified Stock, and any Restricted Subsidiary may incur Indebtedness (including Acquired Indebtedness), issue shares of Disqualified Stock and issue shares of Preferred Stock, if the Fixed Charge Coverage Ratio on a consolidated basis for the Issuer and its Restricted Subsidiaries’ most recently ended four fiscal quarters for which internal financial statements are available immediately preceding the date on which such additional Indebtedness is incurred or such Disqualified

Stock or Preferred Stock is issued would have been at least 2.00 to 1.00, determined on a pro forma basis (including a pro forma application of the net proceeds therefrom), as if the additional Indebtedness had been incurred, or the Disqualified Stock or Preferred Stock had been issued, as the case may be, and the application of the proceeds therefrom had occurred at the beginning of such four-quarter period; provided further that the amount of Indebtedness (including Acquired Indebtedness), Disqualified Stock and Preferred Stock that may be incurred or issued, as applicable, pursuant to the foregoing by Restricted Subsidiaries that are not Guarantors shall not exceed $300.0 million at any one time outstanding.

The foregoing limitations do not apply to:

(1) (x) Indebtedness incurred pursuant to any ABL Credit Facility by the Issuer or any Guarantor and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof); provided that immediately after giving effect to any such incurrence, the aggregate principal amount of all Indebtedness incurred under this clause (x) and then outstanding does not exceed $435.0 million, and (y) Indebtedness incurred pursuant to any General Credit Facility by the Issuer or any Restricted Subsidiary and the issuance and creation of letters of credit and bankers’ acceptances thereunder (with letters of credit and bankers’ acceptances being deemed to have a principal amount equal to the face amount thereof); provided that immediately after giving effect to any such incurrence, the aggregate principal amount of all Indebtedness incurred under this clause (y) and then outstanding does not exceed the excess of (I) $5,000.0 million minus (II) the aggregate amount, if any (but not in excess of $1,000.0 million under this clause (II)) by which Indebtedness under any General Credit Facility shall have been prepaid with the Net Proceeds of an Asset Sale by the Issuer or its Restricted Subsidiaries.

(2) the incurrence by the Issuer and any Guarantor of Indebtedness represented by the Notes (including any PIK Notes and any Guarantee, but excluding any Additional Notes) and the exchange notes and related exchange guarantees to be issued in exchange for the Notes (including any PIK Notes but excluding any Additional Notes) and the Guarantees pursuant to the Registration Rights Agreement;

(3) Indebtedness of the Issuer and its Restricted Subsidiaries in existence on the Closing Date (other than Indebtedness described in clauses (1) and (2) above);

(4) Indebtedness (including Capitalized Lease Obligations) incurred or Disqualified Stock and Preferred Stock issued by the Issuer or any of its Restricted Subsidiaries, to finance the purchase, lease or improvement of property (real or personal) or equipment that is used or useful in a Similar Business, whether through the direct purchase of assets or the Capital Stock of any Person owning such assets in an aggregate principal amount, together with any Refinancing Indebtedness in respect thereof and all other Indebtedness, Disqualified Stock and/or Preferred Stock issued and outstanding under this clause (4) not to exceed the greater of (x) $200.0 million and (y) 1.5% of Total Assets at any one time outstanding;

(5) Indebtedness incurred by the Issuer or any of its Restricted Subsidiaries constituting reimbursement obligations with respect to letters of credit issued in the ordinary course of business, including letters of credit in respect of workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance, or other Indebtedness with respect to reimbursement type obligations regarding workers’ compensation claims, health, disability or other employee benefits or property, casualty or liability insurance or self-insurance; provided that upon the drawing of such letters of credit or the incurrence of such Indebtedness, such obligations are reimbursed within 30 days following such drawing or incurrence;

(6) Indebtedness arising from agreements of the Issuer or its Restricted Subsidiaries providing for indemnification, adjustment of purchase price, earnouts or similar obligations, in each case, incurred or assumed in connection with the disposition of any business, assets or a Subsidiary, other than guarantees of Indebtedness incurred by any Person acquiring all or any portion of such business, assets or a Subsidiary for the purpose of financing such acquisition; provided that such Indebtedness is not reflected on the balance sheet of the Issuer or any of its Restricted Subsidiaries (contingent obligations referred to in a footnote to financial statements and not otherwise reflected on the balance sheet will not be deemed to be reflected on such balance sheet for purposes of this clause (6));

(7) Indebtedness of the Issuer to a Restricted Subsidiary; provided that any such Indebtedness owing to a Restricted Subsidiary that is not a Guarantor is expressly subordinated in right of payment to the Notes; provided further that any subsequent issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (7);

(8) Indebtedness of a Restricted Subsidiary to the Issuer or another Restricted Subsidiary; provided that if a Guarantor incurs such Indebtedness to a Restricted Subsidiary that is not a Guarantor, such Indebtedness is expressly subordinated in right of payment to the Guarantee of the Notes of such Guarantor; provided further that any subsequent (i) transfer of any such Indebtedness (except to the Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) and (ii) issuance or transfer of any Capital Stock or any other event which results in any Restricted Subsidiary ceasing to be a Restricted Subsidiary shall be deemed, in each case, to be an incurrence of such Indebtedness not permitted by this clause (8);

(9) shares of Preferred Stock of a Restricted Subsidiary issued to the Issuer or another Restricted Subsidiary; provided that any subsequent issuance or transfer of any Capital Stock or any other event which results in any such Restricted Subsidiary ceasing to be a Restricted Subsidiary or any other subsequent transfer of any such shares of Preferred Stock (except to the Issuer or another Restricted Subsidiary or any pledge of such Indebtedness constituting a Permitted Lien) shall be deemed in each case to be an issuance of such shares of Preferred Stock not permitted by this clause (9);

(10) Hedging Obligations (excluding Hedging Obligations entered into for speculative purposes) for the purpose of limiting interest rate risk, exchange rate risk or commodity pricing risk;

(11) obligations in respect of self-insurance and obligations in respect of performance, bid, appeal and surety bonds and performance and completion guarantees and similar obligations provided by the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(12) (a) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary equal to 200.0% of the net cash proceeds received by the Issuer since immediately after the Closing Date from the issue or sale of Equity Interests of the Issuer or cash contributed to the capital of the Issuer (in each case, other than proceeds of Disqualified Stock or sales of Equity Interests to the Issuer or any of its Subsidiaries) as determined in accordance with clauses (3)(b) and (3)(c) of the first paragraph of the covenant described under “—Limitation on Restricted Payments” to the extent such net cash proceeds or cash have not been applied pursuant to such clauses to make Restricted Payments or to make other Investments, payments or exchanges pursuant to the second paragraph of the covenant described under “—Limitation on Restricted Payments” or to make Permitted Investments (other than Permitted Investments specified in clauses (1) and (3) of the definition thereof) and (b) Indebtedness or Disqualified Stock of the Issuer and Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or any Restricted Subsidiary not otherwise permitted hereunder in an aggregate principal amount or liquidation preference, which when aggregated with the principal amount and liquidation preference of all other Indebtedness, Disqualified Stock and Preferred Stock then outstanding and incurred or issued, as applicable, under this clause (12)(b), does not at any one time outstanding exceed $400.0 million (it being understood that any Indebtedness incurred or Disqualified Stock or Preferred Stock issued pursuant to this clause (12)(b) shall cease to be deemed incurred, issued or outstanding under this clause (12)(b) but shall be deemed incurred or issued under the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiary could have incurred such Indebtedness or issued such Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (12)(b));

(13) the incurrence by the Issuer or any Restricted Subsidiary of Indebtedness or issuance by the Issuer or any Restricted Subsidiary of Disqualified Stock or Preferred Stock which serves to extend, replace, refund, refinance, renew or defease any Indebtedness incurred or Disqualified Stock or Preferred Stock issued as permitted under the first paragraph of this covenant and clauses (2), (3), (4) and (12)(a) above, this clause (13) and clauses (14) and (24) below, including such additional Indebtedness incurred or Disqualified Stock or Preferred Stock issued to pay premiums (including tender premiums), defeasance costs and fees and expenses in connection therewith (the “Refinancing Indebtedness”); provided that such Refinancing Indebtedness:

(a) has a Weighted Average Life to Maturity at the time such Refinancing Indebtedness is incurred or issued which is not less than the remaining Weighted Average Life to Maturity of, the Indebtedness, Disqualified Stock or Preferred Stock being extended, replaced, refunded, refinanced, renewed or defeased (except by virtue of prepayment of such Indebtedness),

(b) to the extent such Refinancing Indebtedness extends, replaces, refunds, refinances, renews or defeases (i) Indebtedness subordinated or pari passu to the Notes or any Guarantee thereof, such Refinancing Indebtedness is subordinated or pari passu to the Notes or the Guarantee at least to the same extent as the Indebtedness being extended, replaced, refunded, refinanced, renewed or defeased or (ii) Disqualified Stock or Preferred Stock, such Refinancing Indebtedness must be Disqualified Stock or Preferred Stock, respectively, and

(c) shall not include:

(i) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of the Issuer;

(ii) Indebtedness, Disqualified Stock or Preferred Stock of a Subsidiary of the Issuer that is not a Guarantor that refinances Indebtedness, Disqualified Stock or Preferred Stock of a Guarantor; or

(iii) Indebtedness, Disqualified Stock or Preferred Stock of the Issuer or a Restricted Subsidiary that refinances Indebtedness, Disqualified Stock or Preferred Stock of an Unrestricted Subsidiary;

and provided further that subclauses (a) and (b) of this clause (13) will not apply to any extension, replacement, refunding, refinancing, renewal or defeasance of any Indebtedness outstanding under any Senior Credit Facility and Obligations secured by Permitted Liens;

(14) Indebtedness, Disqualified Stock or Preferred Stock of (x) the Issuer or a Restricted Subsidiary incurred or issued to finance an acquisition or (y) Persons that are acquired by the Issuer or any Restricted Subsidiary or merged into or amalgamated or consolidated with the Issuer or a Restricted Subsidiary in accordance with the terms of the Indenture; provided that after giving effect to such acquisition, merger, amalgamation or consolidation, either

(a) the Issuer would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test, or

(b) the Fixed Charge Coverage Ratio of the Issuer and the Restricted Subsidiaries is equal to or greater than immediately prior to such acquisition, merger, amalgamation or consolidation;

(15) Indebtedness arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within five Business Days of its incurrence;

(16) Indebtedness of the Issuer or any of its Restricted Subsidiaries supported by a letter of credit issued pursuant to any Senior Credit Facility, in a principal amount not in excess of the stated amount of such letter of credit;

(17)(a) any guarantee by the Issuer or a Restricted Subsidiary of Indebtedness or other obligations of any Restricted Subsidiary so long as the incurrence of such Indebtedness incurred by such Restricted Subsidiary is permitted under the terms of the Indenture, or (b) any guarantee by a Restricted Subsidiary of Indebtedness of the Issuer; provided that such guarantee is incurred in accordance with the covenant described below under “—Limitation on Guarantees of Indebtedness by Restricted Subsidiaries”;

(18) Indebtedness issued by the Issuer or any of its Restricted Subsidiaries to future, present or former employees, directors, officers, managers and consultants thereof, their respective Controlled Investment Affiliates or Immediate Family Members, in each case to finance the purchase or redemption of Equity Interests of the Issuer or any direct or indirect parent company of the Issuer to the extent described in clause (4) of the second paragraph of the covenant described under “—Limitation on Restricted Payments”;

(19) customer deposits and advance payments received in the ordinary course of business from customers for goods purchased in the ordinary course of business;

(20) Indebtedness in respect of Bank Products provided by banks and other financial institutions to the Issuer and any Restricted Subsidiary thereof in the ordinary course of business;

(21) Indebtedness incurred by a Restricted Subsidiary in connection with bankers’ acceptances, discounted bills of exchange or the discounting or factoring of receivables for credit management purposes, in each case incurred or undertaken in the ordinary course of business;

(22) Indebtedness of the Issuer or any of its Restricted Subsidiaries consisting of (a) the financing of insurance premiums or (b) take-or-pay obligations contained in supply arrangements, in each case incurred in the ordinary course of business;

(23) the incurrence of Indebtedness of Foreign Subsidiaries of the Issuer or any of its Restricted Subsidiaries in an amount not to exceed at any one time outstanding and together with any other Indebtedness incurred under this clause (23) the greater of (i) $200.0 million and (ii) 8.0% of the Foreign Subsidiary Total Assets (it being understood that any Indebtedness incurred pursuant to this clause (23) shall cease to be deemed incurred or outstanding under this clause (23) but shall be deemed incurred under the first paragraph of this covenant from and after the first date on which the Issuer or such Restricted Subsidiaries could have incurred such Indebtedness under the first paragraph of this covenant without reliance on this clause (23));

(24) Indebtedness, Disqualified Stock or Preferred Stock of a Restricted Subsidiary incurred or issued to finance or assumed in connection with an acquisition in a principal amount not to exceed $150.0 million in the aggregate at any one time outstanding together with all other Indebtedness incurred and Disqualified Stock and Preferred Stock issued under this clause (24) (it being understood that any Indebtedness incurred and Disqualified Stock or Preferred Stock issued pursuant to this clause (24) shall cease to be deemed incurred or outstanding for purposes of this clause (24) but shall be deemed incurred for the purposes of the first paragraph of this covenant from and after the first date on which such Restricted Subsidiary could have incurred such Indebtedness, Disqualified Stock or Preferred Stock under the first paragraph of this covenant without reliance on this clause (24)); and

(25) Indebtedness of the Issuer or any of its Restricted Subsidiaries undertaken in connection with cash management and related activities with respect to any Subsidiary or joint venture in the ordinary course of business.

For purposes of determining compliance with this covenant:

(1) in the event that an item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) meets the criteria of more than one of the categories of Permitted Indebtedness, Disqualified Stock or Preferred Stock described in clauses (1) through (25) above or is entitled to be incurred pursuant to the first paragraph of this covenant, the Issuer, in its sole discretion, will classify or reclassify such item of Indebtedness, Disqualified Stock or Preferred Stock (or any portion thereof) and will only be required to include the amount and type of such Indebtedness, Disqualified Stock or Preferred Stock in one of the above clauses or under the first paragraph of this covenant; provided that all Indebtedness outstanding under the Senior Credit Facilities on the Closing Date will be treated as incurred on the Closing Date under clause (1) of the second paragraph above; and

(2) the Issuer will be entitled to divide and classify an item of Indebtedness in more than one of the types of Indebtedness described in the first and second paragraphs above.

Accrual of interest or dividends, the accretion of accreted value, the accretion or amortization of original issue discount and the payment of interest or dividends in the form of additional Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, of the same class will not be deemed to be an incurrence of Indebtedness or an issuance of Disqualified Stock or Preferred Stock for purposes of this covenant.

For purposes of determining compliance with any restriction on the incurrence of Indebtedness, the U.S. dollar-equivalent principal amount of Indebtedness denominated in a foreign currency shall be calculated based on the relevant currency exchange rate in effect on the date such Indebtedness was incurred, in the case of term debt, or first committed, in the case of revolving credit debt; provided that if such Indebtedness is incurred to refinance other Indebtedness denominated in a foreign currency, and such refinancing would cause the applicable U.S. dollar-denominated restriction to be exceeded if calculated at the relevant currency exchange rate in effect on the date of such refinancing, such U.S. dollar-denominated restriction shall be deemed not to have been exceeded so long as the principal amount of such refinancing Indebtedness does not exceed (i) the principal amount of such Indebtedness being refinanced plus (ii) the aggregate amount of fees, underwriting discounts, premiums and other costs and expenses incurred in connection with such refinancing.

The principal amount of any Indebtedness incurred to refinance other Indebtedness, if incurred in a different currency from the Indebtedness being refinanced, shall be calculated based on the currency exchange rate applicable to the currencies in which such respective Indebtedness is denominated that is in effect on the date of such refinancing. The principal amount of any non-interest bearing Indebtedness or other discount security constituting Indebtedness at any date shall be the principal amount thereof that would be shown on a balance sheet of the Issuer dated such date prepared in accordance with GAAP.

The Indenture provides that the Issuer will not, and will not permit any Guarantor to, directly or indirectly, incur any Indebtedness (including Acquired Indebtedness) that is contractually subordinated or junior in right of payment to any Indebtedness of the Issuer or such Guarantor, as the case may be, unless such Indebtedness is expressly subordinated in right of payment to the Notes or such Guarantor’s Guarantee to the extent and in the same manner as such Indebtedness is subordinated to other Indebtedness of the Issuer or such Guarantor, as the case may be.

The Indenture does not treat (1) unsecured Indebtedness as subordinated or junior to Secured Indebtedness merely because it is unsecured or (2) senior indebtedness as subordinated or junior to any other senior indebtedness merely because it has a junior priority with respect to the same collateral.

Liens

The Issuer will not, and will not permit any Guarantor to, directly or indirectly, create, incur or assume any Lien (except any Permitted Lien) that secures any Obligation or any related guarantee, on any asset or property of the Issuer or any Guarantor, or any income or profits therefrom, or assign or convey any right to receive income therefrom, unless:

(1) in the case of Liens securing Subordinated Indebtedness, the Notes and related Guarantees are secured by a Lien on such property, assets or proceeds that is senior in priority to such Liens; or

(2) in all other cases, the Notes or the Guarantees are equally and ratably secured,

except that the foregoing shall not apply to or restrict (a) Liens securing the Notes (including PIK Notes) and the related Guarantees, including exchange notes and related guarantees, (b) Liens securing (x) Indebtedness and other Obligations permitted to be incurred under any Senior Credit Facility, including any letter of credit facility relating thereto, that was permitted by the terms of the Indenture to be incurred pursuant to clause (1) of the second paragraph of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and (y) obligations of the Issuer or any Subsidiary in respect of any Bank Products provided by any lender party to any Senior Credit Facility or any Affiliate of such lender (or any Person that was a lender or an Affiliate of a lender at the time the applicable agreements pursuant to which such Bank Products are provided were entered into) and (c) Liens incurred to secure any Indebtedness permitted to be incurred pursuant to the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that with respect to Liens securing Indebtedness permitted under this subclause (c), at the time of incurrence and after giving pro forma effect thereto, the Consolidated Secured Debt Ratio would be no greater than 4.75 to 1.00.

Any Lien created for the benefit of the Holders of the Notes pursuant to this covenant shall be deemed automatically and unconditionally released and discharged upon the release and discharge of the applicable Lien described in clauses (1) and (2) above.

Merger, Consolidation or Sale of All or Substantially All Assets

The Issuer may not consolidate or merge with or into or wind up into (whether or not the Issuer is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1) the Issuer is the surviving corporation or the Person formed by or surviving any such consolidation or merger (if other than the Issuer) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made, is a Person organized or existing under the laws of the jurisdiction of organization of the Issuer, as applicable, or the laws of the United States, any state thereof, the District of Columbia, or any territory thereof (the Issuer or such Person, as the case may be, being herein called the “Successor Company”); provided that in the case where the surviving Person is not a corporation, a co-obligor of the Notes is a corporation;

(2) the Successor Company, if other than the Issuer, expressly assumes all the obligations of the Issuer under the Notes pursuant to supplemental indentures or other documents or instruments;

(3) immediately after such transaction, no Default exists;

(4) immediately after giving pro forma effect to such transaction and any related financing transactions,

(a) the Successor Company would be permitted to incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test, or

(b) the Fixed Charge Coverage Ratio for the Successor Company and its Restricted Subsidiaries would be equal to or greater than the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries immediately prior to such transaction;

(5) each Guarantor, unless it is the other party to the transactions described above, shall have by supplemental indenture confirmed that its Guarantee shall apply to such Person’s obligations under the Indenture, the Notes and the Registration Rights Agreement; and

(6) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture.

The Successor Company will succeed to, and be substituted for the Issuer under the Indenture, the Guarantees and the Notes, as applicable. The foregoing clauses shall not apply to the merger contemplated by the Transaction Agreement. Notwithstanding the immediately preceding clauses (3) and (4),

(1) any Restricted Subsidiary may consolidate with or merge into or transfer all or part of its properties and assets to the Issuer, and

(2) the Issuer may merge with an Affiliate of the Issuer solely for the purpose of reincorporating the Issuer in the United States, any state thereof, the District of Columbia or any territory thereof so long as the amount of Indebtedness of the Issuer and its Restricted Subsidiaries is not increased thereby.

Subject to certain limitations described in the Indenture governing release of a Guarantee upon the sale, disposition or transfer of a Guarantor, no Guarantor will, and the Issuer will not permit any Guarantor to, consolidate or merge with or into or wind up into (whether or not the Issuer or such Guarantor is the surviving corporation), or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets, in one or more related transactions, to any Person unless:

(1)(a) such Guarantor is the surviving Person or the Person formed by or surviving any such consolidation or merger (if other than such Guarantor) or to which such sale, assignment, transfer, lease, conveyance or other disposition will have been made is a Person organized or existing under the laws of the jurisdiction of organization of such Guarantor, as the case may be, or the laws of the United States, any state thereof, the District of Columbia or any territory thereof (such Guarantor or such Person, as the case may be, being herein called the “Successor Person”);

(b) the Successor Person, if other than such Guarantor, expressly assumes all the obligations of such Guarantor under the Indenture and such Guarantor’s related Guarantee pursuant to supplemental indentures or other documents or instruments;

(c) immediately after such transaction, no Default exists; and

(d) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel, each stating that such consolidation, merger or transfer and such supplemental indentures, if any, comply with the Indenture; or

(2) the transaction is made in compliance with clauses (1) and (2) of the first paragraph of the covenant described under “Repurchase at the Option of Holders—Asset Sales.”

Subject to certain limitations described in the Indenture, the Successor Person will succeed to, and be substituted for, such Guarantor under the Indenture and such Guarantor’s Guarantee. Notwithstanding the foregoing, any Guarantor may (1) merge or consolidate with or into or wind up into or transfer all or part of its properties and assets to another Guarantor or the Issuer, (2) merge with an Affiliate of the Issuer solely for the purpose of reincorporating the Guarantor in the United States, any state thereof, the District of Columbia or any territory thereof or (3) convert into a corporation, partnership, limited partnership, limited liability corporation or trust organized or existing under the laws of the jurisdiction of organization of such Guarantor.

Transactions with Affiliates

The Issuer will not, and will not permit any of its Restricted Subsidiaries to, make any payment to, or sell, lease, transfer or otherwise dispose of any of its properties or assets to, or purchase any property or assets from, or enter into or make or amend any transaction, contract, agreement, understanding, loan, advance or guarantee with, or for the benefit of, any Affiliate of the Issuer (each of the foregoing, an “Affiliate Transaction”) involving aggregate payments or consideration in excess of $25.0 million, unless:

(1) such Affiliate Transaction is on terms that are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis; and

(2) the Issuer delivers to the Trustee with respect to any Affiliate Transaction or series of related Affiliate Transactions involving aggregate payments or consideration in excess of $50.0 million, a resolution adopted by the majority of the board of directors of the Issuer approving such Affiliate Transaction and set forth in an Officer’s Certificate certifying that such Affiliate Transaction complies with clause (1) above.

The foregoing provisions will not apply to the following:

(1) transactions between or among the Issuer or any of its Restricted Subsidiaries;

(2) Restricted Payments permitted by the provisions of the Indenture described above under the covenant “—Limitation on Restricted Payments” and Investments constituting Permitted Investments;

(3) the payment of management, consulting, monitoring, advisory and other fees, indemnities and expenses pursuant to the Management Fee Agreement (plus any unpaid management, consulting, monitoring, advisory and other fees, indemnities and expenses accrued in any prior year) and the termination fees pursuant to the Management Fee Agreement, or any amendment thereto so long as any such amendment is not disadvantageous in the good faith judgment of the board of directors of the Issuer to the Holders when taken as a whole, as compared to the Management Fee Agreement as in effect on the Closing Date;

(4) the payment of reasonable and customary fees and compensation paid to, and indemnities and reimbursements provided on behalf of or for the benefit of, current or former employees, directors, officers, managers or consultants of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(5) transactions in which the Issuer or any of its Restricted Subsidiaries, as the case may be, delivers to the Trustee a letter from an Independent Financial Advisor stating that such transaction is fair to the Issuer or such Restricted Subsidiary from a financial point of view or stating that the terms are not materially less favorable to the Issuer or its relevant Restricted Subsidiary than those that would have been obtained in a comparable transaction by the Issuer or such Restricted Subsidiary with an unrelated Person on an arm’s-length basis;

(6) any agreement as in effect as of the Closing Date, or any amendment thereto (so long as any such amendment is not disadvantageous in any material respect in the good faith judgment of the board of directors of the Issuer to the Holders when taken as a whole as compared to the applicable agreement as in effect on the Closing Date);

(7) the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of its obligations under the terms of, any stockholders agreement (including any registration rights agreement or purchase agreement related thereto) to which it is a party as of the Closing Date and any similar agreements which it may enter into thereafter; provided that the existence of, or the performance by the Issuer or any of its Restricted Subsidiaries of obligations under any future amendment to any such existing agreement or under any similar agreement entered into after the Closing Date shall only be permitted by this clause (7) to the extent that the terms of any such amendment or new agreement are not otherwise disadvantageous in any material respect in the good faith judgment of the board of directors of the Issuer to the Holders when taken as a whole as compared to the original agreement in effect on the Closing Date;

(8) the Transactions and the payment of all fees and expenses related to the Transactions, including Transaction Expenses;

(9) transactions with customers, clients, suppliers, contractors, joint venture partners or purchasers or sellers of goods or services, in each case in the ordinary course of business and otherwise in compliance with the terms of the Indenture which are fair to the Issuer and its Restricted Subsidiaries, in the reasonable determination of the board of directors of the Issuer or the senior management thereof, or are on terms at least as favorable as would reasonably have been obtained at such time from an unaffiliated party;

(10) the issuance of Equity Interests (other than Disqualified Stock) of the Issuer to any direct or indirect parent company of the Issuer or to any Permitted Holder or to any employee, director, officer, manager or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any of its direct or indirect parent companies or any of its Restricted Subsidiaries;

(11) sales of accounts receivable, or participations therein, or Securitization Assets or related assets to any special purpose vehicle in connection with any ABL Facility or any Qualified Securitization Facility;

(12) payments by the Issuer or any of its Restricted Subsidiaries to any of the Investors made for any financial advisory, financing, underwriting or placement services or in respect of other investment banking activities, including, without limitation, in connection with acquisitions or divestitures which payments are approved by a majority of the board of directors of the Issuer in good faith or are otherwise permitted by the Indenture;

(13) payments by or Indebtedness (and cancellation thereof), Disqualified Stock and Preferred Stock of the Issuer and its Restricted Subsidiaries to any future, current or former employee, director, officer, manager or consultant (or their respective Controlled Investment Affiliates or Immediate Family Members) of the Issuer, any of its Subsidiaries or any of its direct or indirect parent companies pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement or any stock subscription or shareholder agreement or any distributor equity plan or agreement; and any employment agreements, stock option plans and other compensatory arrangements (and any successor plans thereto) and any supplemental executive retirement benefit plans or arrangements with any such employees, directors, officers, managers, distributors or consultants (or their respective Controlled Investment Affiliates or Immediate Family Members) that are, in each case, approved by the board of directors of the Issuer in good faith;

(14) investments by any of the Investors in securities of the Issuer or any of its Restricted Subsidiaries (and payment of reasonable out-of-pocket expenses incurred by such Investors in connection therewith) so long as (a) the investment is being offered generally to other investors on the same or more favorable terms and (b) the investment constitutes less than 5.0% of the proposed or outstanding issue amount of such class of securities;

(15) payments by the Issuer (and any direct or indirect parent company thereof) and its Subsidiaries pursuant to tax sharing agreements among the Issuer (and any such parent company) and its Subsidiaries; provided that in each case the amount of such payments in any fiscal year does not exceed the amount that the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent of amount received from Unrestricted Subsidiaries) would be required to pay in respect of foreign, federal, state and local taxes for such fiscal year were the Issuer, its Restricted Subsidiaries and its Unrestricted Subsidiaries (to the extent described above) to pay such taxes separately from any such parent entity;

(16) any lease entered into between the Issuer or any Restricted Subsidiary, as lessee and any Affiliate of the Issuer, as lessor, which is approved by a majority of the disinterested members of the board of directors of the Issuer in good faith; and

(17) intellectual property licenses in the ordinary course of business.

Dividend and Other Payment Restrictions Affecting Restricted Subsidiaries

The Issuer will not, and will not permit any of its Restricted Subsidiaries that are not Guarantors to, directly or indirectly, create or otherwise cause to exist or become effective any consensual encumbrance or consensual restriction on the ability of any such Restricted Subsidiary to:

(1)(a) pay dividends or make any other distributions to the Issuer or any of its Restricted Subsidiaries on its Capital Stock or with respect to any other interest or participation in, or measured by, its profits, or

(b) pay any Indebtedness owed to the Issuer or any Restricted Subsidiary that is a Guarantor;

(2) make loans or advances to the Issuer or any Restricted Subsidiary that is a Guarantor; or

(3) sell, lease or transfer any of its properties or assets to the Issuer or any Restricted Subsidiary that is a Guarantor,

except (in each case) for such encumbrances or restrictions existing under or by reason of:

(a) contractual encumbrances or restrictions in effect on the Closing Date, including pursuant to the Senior Credit Facilities and the related documentation, and Hedging Obligations and the related documentation;

(b) the Indenture, the Notes and the Guarantees;

(c) purchase money obligations for property acquired in the ordinary course of business and Capital Lease Obligations that impose restrictions of the nature discussed in clause (3) above on the property so acquired;

(d) applicable law or any applicable rule, regulation or order;

(e) any agreement or other instrument of a Person acquired by or merged, consolidated or amalgamated with or into the Issuer or any Restricted Subsidiary thereof in existence at the time of such acquisition, merger, consolidation or amalgamation (but, in any such case, not created in contemplation thereof), which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person so acquired and its Subsidiaries, or the property or assets of the Person so acquired and its Subsidiaries or the property or assets so assumed;

(f) contracts for the sale of assets, including customary restrictions with respect to a Subsidiary of the Issuer pursuant to an agreement that has been entered into for the sale or disposition of all or substantially all of the Capital Stock or assets of such Subsidiary;

(g) Secured Indebtedness otherwise permitted to be incurred pursuant to the covenants described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock” and “—Liens” that limit the right of the debtor to dispose of the assets securing such Indebtedness;

(h) restrictions on cash or other deposits or net worth imposed by customers under contracts entered into in the ordinary course of business;

(i) other Indebtedness, Disqualified Stock or Preferred Stock, in each case of a Foreign Subsidiary permitted to be incurred subsequent to the Closing Date pursuant to the provisions of the covenant described under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(j) customary provisions in any joint venture agreement or other similar agreement relating solely to such joint venture;

(k) customary provisions contained in any lease, sublease, license, sublicense or similar agreement, including with respect to intellectual property, and other agreements, in each case, entered into in the ordinary course of business;

(l) restrictions created in connection with any Qualified Securitization Facility that, in the good faith determination of the Issuer, are necessary or advisable to effect such Qualified Securitization Facility; provided that, in the judgment of the Issuer, such incurrence will not materially impair the Issuer’s ability to make payments under the Notes when due;

(m) restrictions or conditions contained in any trading, netting, operating, construction, service, supply, purchase, sale or other agreement to which the Issuer or any of its Restricted Subsidiaries is a party entered into in the ordinary course of business; provided that such agreement prohibits the encumbrance of solely the property or assets of the Issuer or such Restricted Subsidiary that are subject to such agreement, the payment rights arising thereunder or the proceeds thereof and not any other asset or property of the Issuer or such Restricted Subsidiary or the assets or property of any other Restricted Subsidiary;

(n) other Indebtedness, Disqualified Stock or Preferred Stock, in each case that is incurred subsequent to the Closing Date pursuant to the covenant described above under “—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”, provided that, in the judgment of the Issuer, such incurrence will not materially impair the Issuer’s ability to make payments under the Notes when due; and

(o) any encumbrance or restriction of the type referred to in clauses (1), (2) and (3) above imposed by any amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings of the contracts, instruments or obligations referred to in clauses (a) through (n) above; provided that such amendments, modifications, restatements, renewals, increases, supplements, refundings, replacements or refinancings are, in the good faith judgment of the Issuer, no more restrictive in any material respect with respect to such encumbrance and other restrictions taken as a whole than those prior to such amendment, modification, restatement, renewal, increase, supplement, refunding, replacement or refinancing.

Limitation on Guarantees of Indebtedness by Restricted Subsidiaries

The Issuer will not permit any of its Wholly-Owned Subsidiaries that are Restricted Subsidiaries (and non-Wholly-Owned Subsidiaries if such non-Wholly-Owned Subsidiaries guarantee other capital markets debt securities of the Issuer or any Guarantor), other than a Guarantor, a Foreign Subsidiary or a Securitization Subsidiary, to guarantee the payment of any Indebtedness of the Issuer or any other Guarantor unless:

(1) such Restricted Subsidiary within 30 days executes and delivers a supplemental indenture to the Indenture providing for a Guarantee by such Restricted Subsidiary, except that with respect to a guarantee of Indebtedness of the Issuer or any Guarantor, if such Indebtedness is by its express terms subordinated in right of payment to the Notes or such Guarantor’s Guarantee, any such guarantee by such Restricted Subsidiary with respect to such Indebtedness shall be subordinated in right of payment to such Guarantee substantially to the same extent as such Indebtedness is subordinated to the Notes; and

(2) such Restricted Subsidiary waives in writing and will not in any manner whatsoever claim or take the benefit or advantage of, any rights of reimbursement, indemnity or subrogation or any other rights against the Issuer or any other Restricted Subsidiary as a result of any payment by such Restricted Subsidiary under its Guarantee;

provided that this covenant shall not be applicable to (i) any guarantee of any Restricted Subsidiary that existed at the time such Person became a Restricted Subsidiary and was not incurred in connection with, or in contemplation of, such Person becoming a Restricted Subsidiary and (ii) guarantees of any Qualified Securitization Facility by any Restricted Subsidiary.

Notwithstanding the foregoing and the other provisions of the Indenture, any Guarantee by a Restricted Subsidiary shall provide by its terms that it shall be automatically and unconditionally released and discharged under the circumstances described under “Guarantees”. The Issuer may elect, in its sole discretion, to cause any Subsidiary that is not otherwise required to be a Guarantor to become a Guarantor, in which case such Subsidiary shall not be required to comply with the 30 day period described in clause (1) above.

Reports and Other Information

Notwithstanding that the Issuer may not be subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act or otherwise report on an annual and quarterly basis on forms provided for such annual and quarterly reporting pursuant to rules and regulations promulgated by the SEC, the Indenture requires the Issuer to file with the SEC (and make available to the Trustee and Holders of the Notes (without exhibits), without cost to any Holder, within 15 days after it files them with the SEC) from and after the Exchange Date,

(1) within 90 days after the end of each fiscal year, annual reports on Form 10-K, or any successor or comparable form, containing the information required to be contained therein, or required in such successor or comparable form;

(2) within 45 days after the end of each of the first three fiscal quarters of each fiscal year, reports on Form 10-Q containing all quarterly information that would be required to be contained in Form 10-Q, or any successor or comparable form; and

(3) information substantially similar to the information that would be required to be included in a Current Report on Form 8-K (as in effect on the Closing Date) filed with the SEC by the Issuer (if the Issuer were required to prepare and file such form) pursuant to Item 1.03 (Bankruptcy or Receivership), 2.01 (Completion of Acquisition or Disposition of Assets), 2.04 (Triggering Events that Accelerate or Increase a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement), 2.06 (Material Impairment), 4.01 (Changes in Registrant’s Certifying Accountants), 4.02 (Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review) or 5.01 (Changes in Control of Registrant) of such form, within fifteen (15) days after the date of filing that would have been required for a current report on Form 8-K;

in each case, in a manner that complies in all material respects with the requirements specified in such form; provided that the Issuer shall not be so obligated to file such reports with the SEC (i) if the SEC does not permit such filing or (ii) prior to the consummation of an exchange offer or the effectiveness of a shelf registration statement as required by the Registration Rights Agreement, in which event the Issuer will make available such information to prospective purchasers of Notes, in addition to providing such information to the Trustee and the Holders of the Notes, in each case within 15 days after the time the Issuer would be required to file such information with the SEC if it were subject to Sections 13 or 15(d) of the Exchange Act. To the extent any such information is not so filed or furnished, as applicable, within the time periods specified above and such information is subsequently filed or furnished, as applicable, the Issuer will be deemed to have satisfied its obligations with respect thereto at such time, and any Default with respect thereto shall be deemed to have been cured. In addition, to the extent not satisfied by the foregoing, the Issuer will, for so long as any Notes are outstanding, furnish to Holders and, upon their request, to securities analysts and prospective investors, the information required to be delivered pursuant to Rule 144A(d)(4) under the Securities Act.

In the event that any direct or indirect parent company of the Issuer becomes a guarantor of the Notes, the Indenture permits the Issuer to satisfy its obligations in this covenant with respect to financial information relating to the Issuer by furnishing financial information relating to such parent; provided that the same is accompanied by consolidating information that explains in reasonable detail the differences between the information relating to such parent, on the one hand, and the information relating to the Issuer and its Restricted Subsidiaries on a standalone basis, on the other hand.

Notwithstanding the foregoing, such requirements shall be deemed satisfied prior to the commencement of the exchange offer or the effectiveness of the shelf registration statement by (1) the filing with the SEC of the exchange offer registration statement or shelf registration statement (or any other similar registration statement), and any amendments thereto, with such financial information that satisfies Regulation S-X of the Securities Act, subject to exceptions consistent with the presentation of financial information in a Rule 144A offering memorandum, to the extent filed within the time specified above, or (2) posting on its website or providing to the Trustee within 15 days of the time periods after the Issuer would have been required to file annual and interim reports with the SEC if it were subject to Section 13 or 15(d) of the Exchange Act, the financial information (including a “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section) that would be required to be included in such reports, subject to exceptions consistent with the presentation of financial information in a Rule 144A offering memorandum, to the extent filed within the times specified above.

Notwithstanding anything herein to the contrary, the Issuer will not be deemed to have failed to comply with any of its obligations hereunder for purposes of clause (3) under “Events of Default and Remedies” until 120 days after the date any report or document is due to the Trustee or the Holders of the Notes.

Events of Default and Remedies

The Indenture provides that each of the following is an Event of Default:

(1) default in payment when due and payable, upon redemption, acceleration or otherwise, of principal of, or premium, if any, on the Notes;

(2) default for 30 days or more in the payment when due of interest on or Additional Interest, if any, with respect to the Notes;

(3) subject to the last paragraph under “—Reports and Other Information”, failure by the Issuer or any Guarantor for 60 days after receipt of written notice given by the Trustee or the Holders of not less than 30.0% in principal amount of the then outstanding Notes to comply with any of its obligations, covenants or agreements (other than a default referred to in clauses (1) and (2) above) contained in the Indenture or the Notes;

(4) default under any mortgage, indenture or instrument under which there is issued or by which there is secured or evidenced any Indebtedness for money borrowed by the Issuer or any of its Restricted Subsidiaries or the payment of which is guaranteed by the Issuer or any of its Restricted Subsidiaries, other than Indebtedness owed to the Issuer or a Restricted Subsidiary, whether such Indebtedness or guarantee now exists or is created after the issuance of the Notes, if both:

(a) such default either results from the failure to pay any principal of such Indebtedness at its stated final maturity (after giving effect to any applicable grace periods) or relates to an obligation other than the obligation to pay principal of any such Indebtedness at its stated final maturity and results in the holder or holders of such Indebtedness causing such Indebtedness to become due prior to its stated maturity; and

(b) the principal amount of such Indebtedness, together with the principal amount of any other such Indebtedness in default for failure to pay principal at stated final maturity (after giving effect to any applicable grace periods), or the maturity of which has been so accelerated, aggregate $85.0 million or more at any one time outstanding;

(5) failure by the Issuer or any Significant Subsidiary (or any group of Restricted Subsidiaries that together (as of the date of the most recent unaudited consolidated financial statement of the Issuer) would constitute a Significant Subsidiary) to pay final judgments aggregating in excess of $85.0 million (net of amounts covered by insurance policies issued by reputable and creditworthy insurance companies), which final judgments remain unpaid, undischarged and unstayed for a period of more than 60 days after such judgment becomes final, and in the event such judgment is covered by insurance, an enforcement proceeding has been commenced by any creditor upon such judgment or decree which is not promptly stayed;

(6) certain events of bankruptcy or insolvency with respect to the Issuer or any of its Restricted Subsidiaries that is a Significant Subsidiary or any group of Restricted Subsidiaries that, taken together (as of the most recent unaudited consolidated financial statements of the Issuer), would constitute a Significant Subsidiary; or

(7) the Guarantee of any Significant Subsidiary (or any group of Restricted Subsidiaries that together (as of the most recent unaudited consolidated financial statements of the Issuer) would constitute a Significant Subsidiary) shall for any reason cease to be in full force and effect or be declared null and void in a final non-appealable judgment of a court of competent jurisdiction or any responsible officer of any Guarantor that is a Significant Subsidiary (or the responsible officers of any group of Restricted Subsidiaries that together (as of the most recent unaudited consolidated financial statements of the Issuer) would constitute a Significant Subsidiary), as the case may be, denies in writing that it has any further liability under its Guarantee or their Guarantees, as applicable, or gives written notice to such effect, other than by reason of the termination of the Indenture or the release of any such Guarantee in accordance with the Indenture.

Subject to the third paragraph of this section, if any Event of Default (other than of a type specified in clause (6) of the first paragraph of this section with respect to the Issuer) occurs and is continuing under the Indenture, the Trustee or the Holders of at least 30.0% in principal amount of the then total outstanding Notes may declare the principal, premium, if any, interest and any other monetary obligations on all the then outstanding Notes to be due and payable immediately. Upon the effectiveness of such declaration, such principal of and premium, if any, and interest will be due and payable immediately.

Notwithstanding the foregoing, in the case of an Event of Default arising under clause (6) of the first paragraph of this section with respect to the Issuer, all outstanding Notes will become due and payable without further action or notice.

The Indenture provides that the Trustee may withhold from the Holders notice of any continuing Default, except a Default relating to the payment of principal, premium, if any, or interest, if it determines that withholding notice is in their interest. In addition, the Trustee will have no obligation to accelerate the Notes if in the best judgment of the Trustee acceleration is not in the best interests of the Holders of the Notes.

The Indenture provides that the Holders of a majority in aggregate principal amount of the then outstanding Notes by notice to the Trustee may on behalf of the Holders of all of the Notes waive any existing Default and its consequences under the Indenture (except a continuing Default in the payment of interest on, premium, if any, Additional Interest, if any, or the principal of any Note held by a non-consenting Holder) and rescind any acceleration with respect to the Notes and its consequences (except if such rescission would conflict with any judgment of a court of competent jurisdiction).

In the event of any Event of Default specified in clause (4) above, such Event of Default and all consequences thereof (excluding any resulting payment default, other than as a result of acceleration of the Notes) shall be annulled, waived and rescinded, automatically and without any action by the Trustee or the Holders, if within 20 days after such Event of Default arose:

(1) the Indebtedness or guarantee that is the basis for such Event of Default has been discharged;

(2) holders thereof have rescinded or waived the acceleration, notice or action (as the case may be) giving rise to such Event of Default; or

(3) the default that is the basis for such Event of Default has been cured.

Subject to the provisions of the Indenture relating to the duties of the Trustee thereunder, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the Holders of the Notes unless the Holders have offered to the Trustee indemnity or security reasonably satisfactory to it against any loss, liability or expense.

Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no Holder of a Note may pursue any remedy with respect to the Indenture or the Notes unless:

(1) such Holder has previously given the Trustee notice that an Event of Default is continuing;

(2) Holders of at least 30.0% in principal amount of the total outstanding Notes have requested the Trustee to pursue the remedy;

(3) Holders of the Notes have offered the Trustee security or indemnity reasonably satisfactory to it against any loss, liability or expense;

(4) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity; and

(5) Holders of a majority in aggregate principal amount of the then total outstanding Notes have not given the Trustee a direction inconsistent with such request within such 60-day period.

Subject to certain restrictions, under the Indenture the Holders of a majority in aggregate principal amount of the then total outstanding Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other Holder of a Note or that would involve the Trustee in personal liability.

The Indenture provides that the Issuer is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Issuer is required to deliver to the Trustee a statement specifying any Default within five Business Days of becoming aware of such Default.

No Personal Liability of Directors, Officers, Employees and Stockholders

No past, present or future director, officer, employee, incorporator, member, partner or stockholder of the Issuer or any Guarantor or any of their direct or indirect parent companies shall have any liability for any obligations of the Issuer or the Guarantors under the Notes, the Guarantees or the Indenture or for any claim based on, in respect of, or by reason of such obligations or their creation. Each Holder by accepting Notes waives and releases all such liability. The waiver and release are part of the consideration for issuance of the Notes. Such waiver may not be effective to waive liabilities under the federal securities laws and it is the view of the SEC that such a waiver is against public policy.

Legal Defeasance and Covenant Defeasance

The obligations of the Issuer and the Guarantors under the Indenture will terminate (other than certain obligations) and will be released upon payment in full of all of the Notes. The Issuer may, at its option and at any time, elect to have all of its obligations discharged with respect to the Notes and have each Guarantor’s obligation discharged with respect to its Guarantee (“Legal Defeasance”) and cure all then existing Events of Default except for:

(1) the rights of Holders of Notes to receive payments in respect of the principal of, premium, if any, and interest on the Notes when such payments are due solely out of the trust created pursuant to the Indenture referred to below;

(2) the Issuer’s obligations with respect to Notes concerning issuing temporary Notes, registration of such Notes, mutilated, destroyed, lost or stolen Notes and the maintenance of an office or agency for payment and money for security payments held in trust;

(3) the rights, powers, trusts, duties and immunities of the Trustee, and the Issuer’s obligations in connection therewith; and

(4) the Legal Defeasance provisions of the Indenture.

In addition, the Issuer may, at its option and at any time, elect to have its obligations and those of each Guarantor released with respect to substantially all of the restrictive covenants that are described in the Indenture (“Covenant Defeasance”) and thereafter any omission to comply with such obligations shall not constitute a Default with respect to the Notes. In the event Covenant Defeasance occurs, certain events (not including bankruptcy, receivership, rehabilitation and insolvency events pertaining to the Issuer) described under “Events of Default and Remedies” will no longer constitute an Event of Default with respect to the Notes.

In order to exercise either Legal Defeasance or Covenant Defeasance with respect to the Notes:

(1) the Issuer must irrevocably deposit with the Trustee, in trust, for the benefit of the Holders of the Notes, cash in U.S. dollars, U.S. dollar-denominated Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of, premium, if any, and interest due on the Notes on the date of maturity or redemption thereof, as the case may be (provided, that if such redemption is made pursuant to the provisions described in the second paragraph under “Optional Redemption—Cash Pay Notes” and “Optional Redemption—PIK Toggle Notes,” respectively, (x) the amount of cash in U.S. dollars or U.S. dollar-denominated Government Securities, or a combination thereof, that the Issuer must irrevocably deposit or cause to be deposited will be determined using an assumed Applicable Premium calculated as of the date of such deposit, and (y) the Issuer must irrevocably deposit or cause to be deposited additional money in trust on the redemption date as necessary to pay the Applicable Premium as determined on such date), and the Issuer must specify whether such Notes are being defeased to maturity or to a particular redemption date;

(2) in the case of Legal Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions,

(a) the Issuer has received from, or there has been published by, the United States Internal Revenue Service a ruling, or

(b) since the issuance of the Notes, there has been a change in the applicable U.S. federal income tax law,

in either case to the effect that, and based thereon such Opinion of Counsel shall confirm that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes, as applicable, as a result of such Legal Defeasance and will be subject to U.S. federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such Legal Defeasance had not occurred;

(3) in the case of Covenant Defeasance, the Issuer shall have delivered to the Trustee an Opinion of Counsel reasonably acceptable to the Trustee confirming that, subject to customary assumptions and exclusions, the Holders of the Notes will not recognize income, gain or loss for U.S. federal income tax purposes as a result of such Covenant Defeasance and will be subject to such tax on the same amounts, in the same manner and at the same times as would have been the case if such Covenant Defeasance had not occurred;

(4) no Default (other than that resulting from any borrowing of funds to be applied to make the deposit required to effect the Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith) shall have occurred and be continuing on the date of such deposit;

(5) such Legal Defeasance or Covenant Defeasance shall not result in a breach or violation of, or constitute a default under any Senior Credit Facility or any other material agreement or instrument (other than the Indenture) to which, the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than that resulting from any borrowing of funds to be applied to make the deposit required to effect such Legal Defeasance or Covenant Defeasance and any similar and simultaneous deposit relating to other Indebtedness, and, in each case, the granting of Liens in connection therewith);

(6) the Issuer shall have delivered to the Trustee an Opinion of Counsel to the effect that, as of the date of such opinion and subject to customary assumptions and exclusions following the deposit, the trust funds will not be subject to the effect of Section 547 of Title 11 of the United States Code;

(7) the Issuer shall have delivered to the Trustee an Officer’s Certificate stating that the deposit was not made by the Issuer with the intent of defeating, hindering, delaying or defrauding any creditors of the Issuer or any Guarantor or others; and

(8) the Issuer shall have delivered to the Trustee an Officer’s Certificate and an Opinion of Counsel (which Opinion of Counsel may be subject to customary assumptions and exclusions) each stating that all conditions precedent provided for or relating to the Legal Defeasance or the Covenant Defeasance, as the case may be, have been complied with.

Satisfaction and Discharge

The Indenture will be discharged and will cease to be of further effect as to all Notes, when either:

(1) all Notes theretofore authenticated and delivered, except lost, stolen or destroyed Notes which have been replaced or paid and Notes for whose payment money has theretofore been deposited in trust, have been delivered to the Trustee for cancellation; or

(2)(a) all Notes not theretofore delivered to the Trustee for cancellation have become due and payable by reason of the making of a notice of redemption or otherwise, will become due and payable within one year or are to be called for redemption within one year under arrangements satisfactory to the Trustee for the giving of notice of redemption by the Trustee in the name, and at the expense, of the Issuer, and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders of the Notes, cash in U.S. dollars, U.S. dollar-denominated Government Securities, or a combination thereof, in such amounts as will be sufficient without consideration of any reinvestment of interest to pay and discharge the entire indebtedness on the Notes not theretofore delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption thereof, as the case may be (provided, that if such redemption is made pursuant to the provisions described in the second paragraph under “Optional Redemption—Cash Pay Notes” and “Optional Redemption—PIK Toggle Notes,” respectively, (x) the amount of cash in U.S. dollars or U.S. dollar-denominated Government Securities, or a combination thereof, that the Issuer must irrevocably deposit or cause to be deposited will be determined using an assumed Applicable Premium calculated as of the date of such deposit, and (y) the Issuer must irrevocably deposit or cause to be deposited additional money in trust on the redemption date as necessary to pay the Applicable Premium as determined on such date);

(b) no Default (other than that resulting from borrowing funds to be applied to make such deposit or any similar and simultaneous deposit relating to other Indebtedness and the granting of Liens in connection therewith) with respect to the Indenture or the Notes shall have occurred and be continuing on the date of such deposit or shall occur as a result of such deposit and such deposit will not result in a breach or violation of, or constitute a default under any Senior Credit Facility or any other material agreement or instrument (other than the Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound (other than resulting from any borrowing of funds to be applied to make such deposit and any similar and simultaneous deposit relating to other Indebtedness and, in each case, the granting of Liens in connection therewith);

(c) the Issuer has paid or caused to be paid all sums payable by it under the Indenture; and

(d) the Issuer has delivered irrevocable instructions to the Trustee to apply the deposited money toward the payment of the Notes at maturity or the redemption date, as the case may be.

In addition, the Issuer must deliver an Officer’s Certificate and an Opinion of Counsel to the Trustee stating that all conditions precedent to satisfaction and discharge have been satisfied.

Amendment, Supplement and Waiver

Except as provided in the next two succeeding paragraphs, the Issuer and the Trustee may amend or supplement the Indenture, the Notes and the Guarantees with the consent of the Holders of at least a majority in principal amount of the then outstanding Notes, other than Notes beneficially owned by the Issuer or any of its Affiliates, including consents obtained in connection with a purchase of, or tender offer or exchange offer for, Notes, and any existing Default or compliance with any provision of the Indenture or the Notes issued thereunder may be waived with the consent of the Holders of a majority in principal amount of the then outstanding Notes (including consents obtained in connection with a purchase of or tender offer or exchange offer for the Notes); provided that if any amendment, waiver or other modification would only affect the Cash Pay Notes or the PIK Toggle Notes, only the consent of the Holders of at least a majority in principal amount of the then outstanding (i) Cash Pay Notes or (ii) PIK Toggle Notes, as the case may be (and in each case voting as a single class), shall be required (and not the consent of at least a majority in principal amount of all of the then outstanding Notes).

The Indenture provides that, without the consent of each affected Holder of Notes, an amendment or waiver may not, with respect to any Notes held by a non-consenting Holder:

(1) reduce the principal amount of such Notes whose Holders must consent to an amendment, supplement or waiver;

(2) reduce the principal of or change the fixed final maturity of any such Note or alter or waive the provisions with respect to the redemption of such Notes (other than provisions relating to the covenants described above under “Repurchase at the Option of Holders”);

(3) reduce the rate of or change the time for payment of interest on any Note;

(4) waive a Default in the payment of principal of or premium, if any, or interest on the Notes, except a rescission of acceleration of the Notes by the Holders of at least a majority in aggregate principal amount of the Notes and a waiver of the payment default that resulted from such acceleration, or in respect of a covenant or provision contained in the Indenture or any Guarantee which cannot be amended or modified without the consent of all affected Holders;

(5) make any Note payable in money other than that stated therein;

(6) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of Holders to receive payments of principal of or premium, if any, or interest on the Notes;

(7) make any change in these amendment and waiver provisions;

(8) impair the right of any Holder to receive payment of principal of, or premium, if any, or interest on such Holder’s Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such Holder’s Notes;

(9) make any change to or modify the ranking of the Notes that would adversely affect the Holders; or

(10) except as expressly permitted by the Indenture, modify the Guarantees of any Significant Subsidiary in any manner adverse to the Holders of the Notes.

Notwithstanding the foregoing, the Issuer, any Guarantor (with respect to a Guarantee to which it is a party or the Indenture) and the Trustee may amend or supplement the Indenture and any Guarantee or Notes without the consent of any Holder:

(1) to cure any ambiguity, omission, mistake, defect or inconsistency;

(2) to provide for uncertificated Notes of such series in addition to or in place of certificated Notes;

(3) to comply with the covenant relating to mergers, consolidations and sales of assets;

(4) to provide for the assumption of the Issuer’s or any Guarantor’s obligations to the Holders in a transaction that complies with the requirements of the Indenture;

(5) to make any change that would provide any additional rights or benefits to the Holders or that does not adversely affect the legal rights under the Indenture of any such Holder;

(6) to add covenants for the benefit of the Holders or to surrender any right or power conferred upon the Issuer or any Guarantor;

(7) to comply with requirements of the SEC in order to effect or maintain the qualification of the Indenture under the Trust Indenture Act;

(8) to evidence and provide for the acceptance and appointment under the Indenture of a successor Trustee thereunder pursuant to the requirements thereof;

(9) to provide for the issuance of exchange notes or private exchange notes, which are identical to exchange notes except that they are not freely transferable;

(10) to add a Guarantor under the Indenture;

(11) to conform the text of the Indenture, Guarantees or the Notes to any provision of this “Description of the Exchange Notes” to the extent that such provision in this “Description of the Exchange Notes” was intended to be a verbatim recitation of a provision of the Indenture, Guarantee or Notes; or

(12) to make any amendment to the provisions of the Indenture relating to the transfer and legending of Notes as permitted by the Indenture, including, without limitation to facilitate the issuance and administration of the Notes; provided that (a) compliance with the Indenture as so amended would not result in Notes being transferred in violation of the Securities Act or any applicable securities law and (b) such amendment does not materially and adversely affect the rights of Holders to transfer Notes.

The consent of the Holders is not necessary under the Indenture to approve the particular form of any proposed amendment or waiver. It is sufficient if such consent approves the substance of the proposed amendment or waiver.

Notices

Notices given by publication will be deemed given on the first date on which publication is made and notices given by first-class mail, postage prepaid, will be deemed given five calendar days after mailing.

Concerning the Trustee

The Indenture contains certain limitations on the rights of the Trustee thereunder, should it become a creditor of the Issuer, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee is permitted to engage in other transactions; however, if it acquires any conflicting interest it must eliminate such conflict within 90 days, apply to the SEC for permission to continue or resign.

The Indenture provides that the Holders of a majority in aggregate principal amount of the outstanding Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent person in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any Holder of the Notes, unless such Holder shall have offered to the Trustee security and indemnity reasonably satisfactory to it against any loss, liability or expense.

Governing Law

The Indenture, the Notes and any Guarantee are governed by and construed in accordance with the laws of the State of New York.

Certain Definitions

Set forth below are certain defined terms used in the Indenture. For purposes of the Indenture, unless otherwise specifically indicated, the term “consolidated” with respect to any Person refers to such Person consolidated with its Restricted Subsidiaries, and excludes from such consolidation any Unrestricted Subsidiary as if such Unrestricted Subsidiary were not an Affiliate of such Person.

“ABL Credit Facility” means the asset-based revolving credit facility provided under the credit agreement entered into as of the Closing Date by and among the Issuer, the co-borrowers party thereto, the guarantors party thereto, the lenders party thereto in their capacities as lenders thereunder and Citicorp USA, Inc., as Administrative Agent, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any one or more indentures or credit facilities or commercial paper facilities (including without limitation any Qualified Securitization Facility) with banks or other institutional lenders or investors that extend, replace, refund, refinance, renew or defease any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount that may be borrowed thereunder or alters the maturity of the loans thereunder or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or other agent, lender or group of lenders or investors.

“Acquired Indebtedness” means, with respect to any specified Person,

(1) Indebtedness of any other Person existing at the time such other Person is merged, consolidated or amalgamated with or into or became a Restricted Subsidiary of such specified Person, including Indebtedness incurred in connection with, or in contemplation of, such other Person merging, consolidating or amalgamating with or into or becoming a Restricted Subsidiary of such specified Person, and

(2) Indebtedness secured by a Lien encumbering any asset acquired by such specified Person.

“Additional Interest” means all additional interest then owing pursuant to the Registration Rights Agreement.

“Affiliate” of any specified Person means any other Person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified Person. For purposes of this definition, “control” (including, with correlative meanings, the terms “controlling,” “controlled by” and “under common control with”), as used with respect to any Person, means the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of such Person, whether through the ownership of voting securities, by agreement or otherwise.

“Applicable Premium” means, (x) with respect to any Cash Pay Note being redeemed, on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of such Cash Pay Note; and

(2) the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such Cash Pay Note at November 1, 2011 (such redemption price being set forth in the table appearing above under “Optional Redemption”), plus (ii) all required remaining scheduled interest payments due on such Cash Pay Note through November 1, 2011 (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the then outstanding principal amount of such Cash Pay Note;

and (y) with respect to any PIK Toggle Note being redeemed, on any Redemption Date, the greater of:

(1) 1.0% of the principal amount of such PIK Toggle Note; and

(2) the excess, if any, of (a) the present value at such Redemption Date of (i) the redemption price of such PIK Toggle Note at November 1, 2011 (such redemption price being set forth in the table appearing above under “Optional Redemption”), plus (ii) all required remaining scheduled interest payments due on such PIK Toggle Note through November 1, 2011, calculated based on the Cash Interest rate (excluding accrued but unpaid interest to the Redemption Date), computed using a discount rate equal to the Treasury Rate as of such Redemption Date plus 50 basis points; over (b) the then outstanding principal amount of such PIK Toggle Note.

“Asset Sale” means:

(1) the sale, conveyance, transfer or other disposition, whether in a single transaction or a series of related transactions, of property or assets (including by way of a Sale and Lease-Back Transaction) of the Issuer or any of its Restricted Subsidiaries (each referred to in this definition as a “disposition”); or

(2) the issuance or sale of Equity Interests of any Restricted Subsidiary, whether in a single transaction or a series of related transactions;

in each case, other than:

(a) any disposition of Cash Equivalents or obsolete or worn out property or equipment in the ordinary course of business or any disposition of inventory or goods (or other assets) held for sale or no longer used in the ordinary course of business;

(b) the disposition of all or substantially all of the assets of the Issuer in a manner permitted pursuant to the provisions described above under “Certain Covenants—Merger, Consolidation or Sale of All or Substantially All Assets” or any disposition that constitutes a Change of Control pursuant to the Indenture;

(c) the making of any Restricted Payment that is permitted to be made, and is made, under the covenant described above under “Certain Covenants—Limitation on Restricted Payments” or the making of any Permitted Investment;

(d) any disposition of assets or issuance or sale of Equity Interests of any Restricted Subsidiary in any transaction or series of related transactions with an aggregate fair market value of less than $50.0 million;

(e) any disposition of property or assets or issuance of securities by a Restricted Subsidiary to the Issuer or by the Issuer or a Restricted Subsidiary to another Restricted Subsidiary;

(f) to the extent allowable under Section 1031 of the Code, any exchange of like property (excluding any boot thereon) for use in a Similar Business;

(g) the lease, assignment, sub-lease, license or sub-license of any real or personal property in the ordinary course of business;

(h) any issuance or sale of Equity Interests in, or Indebtedness or other securities of, an Unrestricted Subsidiary;

(i) foreclosures, condemnation, expropriation or any similar action with respect to assets or the granting of Liens not prohibited by the Indenture;

(j) sales of accounts receivable, or participations therein, or Securitization Assets or related assets in connection with any ABL Credit Facility or any Qualified Securitization Facility;

(k) any financing transaction with respect to property built or acquired by the Issuer or any Restricted Subsidiary after the Closing Date, including Sale and Lease-Back Transactions and asset securitizations permitted by the Indenture;

(l) the sale or discount of inventory, accounts receivable or notes receivable in the ordinary course of business or the conversion of accounts receivable to notes receivable;

(m) the licensing or sub-licensing of intellectual property or other general intangibles in the ordinary course of business, other than the licensing of intellectual property on a long-term basis;

(n) any surrender or waiver of contract rights or the settlement, release or surrender of contract rights or other litigation claims in the ordinary course of business;

(o) the unwinding of any Hedging Obligations;

(p) sales, transfers and other dispositions of Investments in joint ventures to the extent required by, or made pursuant to, customary buy/sell arrangements between the joint venture parties set forth in joint venture arrangements and similar binding arrangements;

(q) the abandonment of intellectual property rights in the ordinary course of business, which in the reasonable good faith determination of the Issuer or a Restricted Subsidiary are not material to the conduct of the business of the Issuer and its Restricted Subsidiaries taken as a whole;

(r) the issuance by a Restricted Subsidiary of Preferred Stock or Disqualified Stock that is permitted by the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; and

(s) the issuance of directors’ qualifying shares and shares issued to foreign nationals as required by applicable law.

“Bank Products” means any services or facilities on account of credit or debit cards, purchase cards or merchant services constituting a line of credit, and any agreement or arrangement to provide cash management services, including treasury, depository, overdraft, electronic funds transfer and any other cash management arrangement.

“Bridge Agreement” means the Senior Unsecured Bridge Agreement, dated as of October 26, 2007 among the Issuer, as borrower, Morgan Stanley Senior Funding, Inc. as administrative agent and the lenders party thereto, and amended pursuant to the First Amendment to Senior Unsecured Bridge Agreement, dated as of August 8, 2008, among the Issuer, as borrower, Morgan Stanley Senior Funding, Inc. as administrative agent and the lenders party thereto, together with any amendments, supplements, modifications, extensions, renewals or restatements thereof that do not increase the amount that may be borrowed thereunder.

“Business Day” means each day which is not a Legal Holiday.

“Capital Stock” means:

(1) in the case of a corporation, corporate stock or shares in the capital of such corporation;

(2) in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of capital stock;

(3) in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4) any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person but excluding from all of the foregoing any debt securities convertible into Capital Stock, whether or not such debt securities include any right of participation with Capital Stock.

“Capitalized Lease Obligation” means, at the time any determination thereof is to be made, the amount of the liability in respect of a Capitalized Lease that would at such time be required to be capitalized and reflected as a liability on a balance sheet (excluding the footnotes thereto) prepared in accordance with GAAP.

“Capitalized Leases” means all leases that have been or are required to be, in accordance with GAAP, recorded as capitalized leases.

“Capitalized Software Expenditures” means, for any period, the aggregate of all expenditures (whether paid in cash or accrued as liabilities) by a Person and its Restricted Subsidiaries during such period in respect of licensed or purchased software or internally developed software and software enhancements that, in conformity with GAAP, are or are required to be reflected as capitalized costs on the consolidated balance sheet of a Person and its Restricted Subsidiaries.

“Cash Equivalents” means:

(1) United States dollars;

(2) (a) Canadian dollars, yen, sterling, euros or any national currency of any participating member state of the EMU; or

(b) in the case of any Foreign Subsidiary that is a Restricted Subsidiary, such local currencies held by it from time to time in the ordinary course of business;

(3) securities issued or directly and fully and unconditionally guaranteed or insured by the United States government or any agency or instrumentality thereof the securities of which are unconditionally guaranteed as a full faith and credit obligation of such government with maturities of 24 months or less from the date of acquisition;

(4) certificates of deposit, time deposits and eurodollar time deposits with maturities of two years or less from the date of acquisition, bankers’ acceptances with maturities not exceeding two years and overnight bank deposits, in each case with any domestic or foreign commercial bank having capital and surplus of not less than $250.0 million in the case of United States banks and $100.0 million (or the US dollar equivalent as of the date of determination) in the case of non-United States banks;

(5) repurchase obligations for underlying securities of the types described in clauses (3) and (4) above and clause (7) below entered into with any financial institution meeting the qualifications specified in clause (4) above;

(6) commercial paper rated at least P-2 by Moody’s or at least A-2 by S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) and in each case maturing within 24 months after the date of creation thereof and Indebtedness or Preferred Stock issued by Persons with a rating of “A” or higher from S&P or “A2” or higher from Moody’s with maturities of 24 months or less from the date of acquisition;

(7) marketable short-term money market and similar funds having a rating of at least P-2 or A-2 from either Moody’s or S&P, respectively (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency);

(8) Investments with average maturities of 12 months or less from the date of acquisition in money market funds rated AAA- (or the equivalent thereof) or better by S&P or Aaa3 (or the equivalent thereof) or better by Moody’s (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency);

(9) readily marketable direct obligations issued by any state, commonwealth or territory of the United States or any political subdivision or taxing authority thereof having an Investment Grade Rating from either Moody’s or S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) with maturities of 24 months or less from the date of acquisition;

(10) readily marketable direct obligations issued by any foreign government or any political subdivision or public instrumentality thereof having an Investment Grade Rating from either Moody’s or S&P (or, if at any time neither Moody’s nor S&P shall be rating such obligations, an equivalent rating from another Rating Agency) with maturities of 24 months or less from the date of acquisition; and

(11) investment funds investing substantially all of their assets in securities of the types described in clauses (1) through (10) above.

In the case of Investments by any Foreign Subsidiary that is a Restricted Subsidiary or Investments made in a country outside the United States of America, Cash Equivalents shall also include (i) investments of the type and maturity described in clauses (1) through (11) above of foreign obligors, which Investments or obligors (or the parents of such obligors) have ratings described in such clauses or equivalent ratings from comparable foreign rating agencies and (ii) other short-term investments utilized by Foreign Subsidiaries that are Restricted Subsidiaries in accordance with normal investment practices for cash management in investments analogous to the foregoing investments in clauses (1) through (11) above.

“Change of Control” means the occurrence of any of the following after the Closing Date (and excluding, for the avoidance of doubt, the Transactions):

(1) the sale, lease or transfer, in one or a series of related transactions (other than by merger, consolidation or amalgamation), of all or substantially all of the assets of the Issuer and its Subsidiaries, taken as a whole, to any Person other than any Permitted Holder; or

(2) the Issuer becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the acquisition by (A) any Person (other than any Permitted Holder) or (B) Persons (other than any Permitted Holder) that are together a group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act, or any successor provision), including any such group acting for the purpose of acquiring, holding or disposing of securities (within the meaning of Rule 13d-5(b)(1) under the Exchange Act), in a single transaction or in a related series of transactions, by way of merger, consolidation or other business combination or purchase of beneficial ownership (within the meaning of Rule 13d-3 under the Exchange Act, or any successor provision) of 50.0% or more of the total voting power of the Voting Stock of the Issuer directly or indirectly through any of its direct or indirect parent holding companies.

“Closing Date” means October 26, 2007.

“Code” means the Internal Revenue Code of 1986, as amended from time to time, and the rules and regulations promulgated thereunder from time to time.

“Consolidated Depreciation and Amortization Expense” means with respect to any Person for any period, the total amount of depreciation and amortization expense of such Person, including the amortization of deferred financing fees, debt issuance costs, commissions, fees and expenses and Capitalized Software Expenditures of such Person and its Restricted Subsidiaries for such period on a consolidated basis and otherwise determined in accordance with GAAP.

“Consolidated Fixed Charges” means, with respect to any Person for any period, the sum of, without duplication:

(1) Consolidated Interest Expense of such Person for such period;

(2) all cash dividends or other distributions paid (excluding items eliminated in consolidation) on any series of Preferred Stock of such Person and its Restricted Subsidiaries during such period; and

(3) all cash dividends or other distributions paid or accrued (excluding items eliminated in consolidation) on any series of Disqualified Stock during such period.

“Consolidated Interest Expense” means, with respect to any Person for any period, without duplication, the sum of:

(1) consolidated interest expense of such Person and its Restricted Subsidiaries for such period, to the extent such expense was deducted (and not added back) in computing Consolidated Net Income (including (a) amortization of original issue discount resulting from the issuance of Indebtedness at less than par, (b) all commissions, discounts and other fees and charges owed with respect to letters of credit or bankers acceptances, (c) all pay-in-kind and other non-cash interest payments (but excluding any non-cash interest expense attributable to the movement in the mark to market valuation of Hedging Obligations or other derivative instruments pursuant to GAAP), (d) the interest component of Capitalized Lease Obligations and of any Securitization Facility (regardless of whether such interest component would be interest expense under GAAP), and (e) net payments, if any made (less net payments, if any, received), pursuant to interest rate Hedging Obligations with respect to Indebtedness, and excluding (t) any expense resulting from the discounting of any Indebtedness in connection with the application of recapitalization accounting or purchase accounting, as the case may be, in connection with the Transactions or any acquisition, (u) penalties and interest relating to taxes, (v) any Additional Interest, any “additional interest” with respect to other securities and any liquidated damages for failure to timely comply with registration rights obligations, (w) amortization of deferred financing fees, debt issuance costs, discounted liabilities, commissions, fees and expenses, (x) any expensing of bridge, commitment and other financing fees, and (y) any accretion of accrued interest on discounted liabilities); plus

(2) consolidated capitalized interest of such Person and its Restricted Subsidiaries for such period, whether paid or accrued; less

(3) interest income for such period.

For purposes of this definition, interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by such Person to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP.

“Consolidated Net Income” means, with respect to any Person for any period, the aggregate of the Net Income of such Person and its Restricted Subsidiaries for such period, on a consolidated basis, and otherwise determined in accordance with GAAP; provided that without duplication,

(1) the cumulative effect of a change in accounting principles and changes as a result of the adoption or modification of accounting policies during such period shall be excluded,

(2) any net after-tax gains or losses on disposal of disposed, abandoned or discontinued operations shall be excluded,

(3) any net after-tax effect of gains or losses (less all fees, expenses and charges) attributable to asset dispositions or abandonments or the sale or other disposition of any Equity Interest of any Person other than in the ordinary course of business, as determined in good faith by the Issuer, shall be excluded,

(4) the Net Income for such period of any Person that is not a Subsidiary, or is an Unrestricted Subsidiary, or that is accounted for by the equity method of accounting shall be excluded; provided that Consolidated Net Income of the Issuer shall be increased by the amount of dividends or distributions or other payments that are actually paid in Cash Equivalents (or to the extent converted into Cash Equivalents) to the Issuer or a Restricted Subsidiary thereof in respect of such period,

(5) effects of adjustments (including the effects of such adjustments pushed down to the Issuer and the Restricted Subsidiaries) in such Person’s consolidated financial statements pursuant to GAAP (including in the inventory, property and equipment, software, goodwill, intangible assets, in-process research and development, deferred revenue and debt line items thereof) resulting from the application of recapitalization accounting or purchase accounting, as the case may be, in relation to the Transactions or any consummated acquisition or the amortization or write-off of any amounts thereof, net of taxes, shall be excluded,

(6) any net after-tax effect of income (loss) from the early extinguishment or conversion of (a) Indebtedness, (b) obligations under any Hedging Obligations or (c) other derivative instruments shall be excluded,

(7) any impairment charge or asset write-off or write-down, including impairment charges or asset write-offs or write-downs related to intangible assets, long-lived assets, investments in debt and equity securities or as a result of a change in law or regulation, in each case, pursuant to GAAP, and the amortization of intangibles arising pursuant to GAAP shall be excluded,

(8) any non-cash compensation charge or expense, including any such charge or expense arising from the grants of stock appreciation or similar rights, stock options, restricted stock or other rights or equity incentive programs shall be excluded, and any cash charges associated with the rollover, acceleration, or payout of Equity Interests by management of the Issuer or any of its direct or indirect parents in connection with the Transactions, shall be excluded,

(9) any fees, expenses or charges incurred during such period, or any amortization thereof for such period, in connection with any acquisition, Investment, Asset Sale, disposition, incurrence or repayment of Indebtedness (including such fees, expenses or charges related to the offering of the Notes or any Senior Credit Facility), issuance of Equity Interests, refinancing transaction or amendment or modification of any debt instrument (including any amendment or other modification of the Notes or any Senior Credit Facility) and including, in each case, any such transaction consummated prior to the Closing Date and any such transaction undertaken but not completed, and any charges or non-recurring merger costs incurred during such period as a result of any such transaction, in each case whether or not successful, shall be excluded,

(10) accruals and reserves that are established within twelve months after the Closing Date that are so required to be established as a result of the Transactions (or within twelve months after the closing of any acquisition that are so required to be established as a result of such acquisition) in accordance with GAAP shall be excluded,

(11) any expenses, charges or losses that are covered by indemnification or other reimbursement provisions in connection with any Permitted Investment or any sale, conveyance, transfer or other disposition of assets permitted under the Indenture, to the extent actually reimbursed, or, so long as the Issuer has made a determination that a reasonable basis exists for indemnification or reimbursement and only to the extent that such amount is in fact indemnified or reimbursed within 365 days of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so indemnified or reimbursed within such 365 days), shall be excluded,

(12) to the extent covered by insurance and actually reimbursed, or, so long as the Issuer has made a determination that there exists reasonable evidence that such amount will in fact be reimbursed by the insurer and only to the extent that such amount is in fact reimbursed within 365 days of the date of such determination (with a deduction in the applicable future period for any amount so added back to the extent not so reimbursed within such 365 days), expenses, charges or losses with respect to liability or casualty events or business interruption shall be excluded,

(13) any net pension or other post employment benefit costs representing amortization of unrecognized prior service costs, actuarial losses, including amortization of such amounts arising in prior periods, amortization of the unrecognized net obligation (and loss or cost) existing at the date of initial application of Statement on Financial Accounting Standards Nos. 87, 106 and 112, and any other items of a similar nature, shall be excluded, and

(14) the following items shall be excluded:

(a) any net unrealized gain or loss (after any offset) resulting in such period from obligations under any Hedging Obligations and the application of Statement of Financial Accounting Standards No. 133; and

(b) any net unrealized gain or loss (after any offset) resulting from currency translation gains or losses related to currency remeasurements of Indebtedness (including any net gain or loss resulting from obligations under Hedging Obligations for currency exchange risk) and any foreign currency translation gains or losses,

(c) any non-cash charges, expenses and losses, including any (i) write-offs or write-downs, (ii) equity-based awards compensation expense, (iii) losses on sales, disposals or abandonment of, or any impairment charges or asset write-down or write-off related to, intangible assets, long-lived assets and investments in debt and equity securities and (iv) all losses from investments recorded using the equity method, reducing such Consolidated Net Income for such period (provided that if any such non-cash charges represent an accrual or reserve for potential cash items in any future period, the cash payment in respect thereof in such future period shall reduce Consolidated Net Income to such extent, and excluding amortization of a prepaid cash item that was paid in a prior period), and

(d) any non-cash gains for such period, excluding any non-cash gains to the extent they represent the reversal of an accrual or reserve for a potential cash item that reduced Consolidated Net Income in any prior period and any non-cash gains with respect to cash actually received in a prior period so long as such cash did not increase Consolidated Net Income in such prior period.

“Consolidated Secured Debt Ratio” means, as of the date of determination, the ratio of (a) the Consolidated Total Indebtedness of the Issuer and its Restricted Subsidiaries as of the end of the most recent fiscal quarter for which internal financial statements are available that is secured by Liens to (b) EBITDA of the Issuer and its Restricted Subsidiaries for the most recently ended four fiscal quarters ending immediately prior to such date for which internal financial statements are available.

In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems, repays, retires or extinguishes any Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility in the ordinary course of business for working capital purposes) or issues or redeems Disqualified Stock or Preferred Stock subsequent to the end of the most recent fiscal quarter for which internal financial statements are available but prior to or simultaneously with the event for which the calculation of the Consolidated Secured Debt Ratio is made (the “Consolidated Secured Debt Ratio Calculation Date”), then the Consolidated Secured Debt Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, repayment, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred on the last day of the applicable period.

For purposes of making the computation referred to above, Specified Transactions made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Consolidated Secured Debt Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Specified Transactions had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged, amalgamated or consolidated with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Specified Transaction that would have required adjustment pursuant to this definition, then the Consolidated Secured Debt Ratio shall be calculated giving pro forma effect thereto for such period as if such Specified Transaction occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a Specified Transaction (including the Transactions), the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer (and may include, for the avoidance of doubt, cost savings, synergies and operating expense reductions resulting from any Specified Transaction (including the Transactions) which is being given pro forma effect that have been or are expected to be realized).

“Consolidated Total Indebtedness” means, as at any date of determination, an amount equal to the sum of (1) the aggregate amount of all outstanding Indebtedness of the Issuer and its Restricted Subsidiaries on a consolidated basis consisting of Indebtedness for borrowed money, Obligations in respect of Capitalized Lease Obligations and debt obligations evidenced by promissory notes and similar instruments and the Indebtedness under any Securitization Facilities (and excluding, for the avoidance of doubt, all undrawn letters of credit), as determined in accordance with GAAP and (2) the aggregate amount of all outstanding Disqualified Stock of the Issuer and all Preferred Stock of its Restricted Subsidiaries on a consolidated basis, with the amount of such Disqualified Stock and Preferred Stock equal to the greater of their respective voluntary or involuntary liquidation preferences and maximum fixed repurchase prices, in each case determined on a consolidated basis in accordance with GAAP. For purposes hereof, the “maximum fixed repurchase price” of any Disqualified Stock or Preferred Stock that does not have a fixed repurchase price shall be calculated in accordance with the terms of such Disqualified Stock or Preferred Stock as if such Disqualified Stock or Preferred Stock were purchased on any date on which Consolidated Total Indebtedness shall be required to be determined pursuant to the Indenture, and if such price is based upon, or measured by, the fair market value of such Disqualified Stock or Preferred Stock, such fair market value shall be determined reasonably and in good faith by the Issuer. The U.S. dollar-equivalent principal amount of any Indebtedness denominated in a foreign currency will reflect the currency translation effects, determined in accordance with GAAP, of Hedging Obligations for currency exchange risks with respect to the applicable currency in effect on the date of determination of the U.S. dollar-equivalent principal amount of such Indebtedness.

“Contingent Obligations” means, with respect to any Person, any obligation of such Person guaranteeing any leases, dividends or other obligations that do not constitute Indebtedness (“primary obligations”) of any other Person (the “primary obligor”) in any manner, whether directly or indirectly, including, without limitation, any obligation of such Person, whether or not contingent,

(1) to purchase any such primary obligation or any property constituting direct or indirect security therefor;

(2) to advance or supply funds

(a) for the purchase or payment of any such primary obligation, or

(b) to maintain working capital or equity capital of the primary obligor or otherwise to maintain the net worth or solvency of the primary obligor; or

(3) to purchase property, securities or services primarily for the purpose of assuring the owner of any such primary obligation of the ability of the primary obligor to make payment of such primary obligation against loss in respect thereof.

“Controlled Investment Affiliate” means, as to any Person, any other Person, other than any Investor, which directly or indirectly is in control of, is controlled by, or is under common control with such Person and is organized by such Person (or any Person controlling such Person) primarily for making direct or indirect equity or debt investments in the Issuer and/or other companies.

“Default” means any event that is, or with the passage of time or the giving of notice or both would be, an Event of Default.

“Designated Non-cash Consideration” means the fair market value of non-cash consideration received by the Issuer or a Restricted Subsidiary in connection with an Asset Sale that is so designated as Designated Non-cash Consideration pursuant to an Officer’s Certificate, setting forth the basis of such valuation, executed by the principal financial officer of the Issuer, less the amount of Cash Equivalents received in connection with a subsequent sale, redemption or repurchase of, or collection or payment on, such Designated Non-cash Consideration.

“Designated Preferred Stock” means Preferred Stock of the Issuer or any direct or indirect parent company thereof (in each case other than Disqualified Stock) that is issued for cash (other than to a Restricted Subsidiary or an employee stock ownership plan or trust established by the Issuer or any of its Subsidiaries) and is so designated as Designated Preferred Stock, pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer or the applicable parent company thereof, as the case may be, on the issuance date thereof, the cash proceeds of which are excluded from the calculation set forth in clause (3) of the first paragraph of the covenant described above under “Certain Covenants—Limitation on Restricted Payments.”

“Disqualified Stock” means, with respect to any Person, any Capital Stock of such Person which, by its terms, or by the terms of any security into which it is convertible or for which it is putable or exchangeable, or upon the happening of any event, matures or is mandatorily redeemable (other than solely as a result of a change of control or asset sale) pursuant to a sinking fund obligation or otherwise, or is redeemable at the option of the holder thereof (other than solely as a result of a change of control or asset sale), in whole or in part, in each case prior to the date 91 days after the earlier of the maturity date of the Notes or the date the Notes are no longer outstanding; provided that if such Capital Stock is issued to any plan for the benefit of employees of the Issuer or its Subsidiaries or by any such plan to such employees, such Capital Stock shall not constitute Disqualified Stock solely because it may be required to be repurchased by the Issuer or its Subsidiaries in order to satisfy applicable statutory or regulatory obligations.

“EBITDA” means, with respect to any Person for any period, the Consolidated Net Income of such Person for such period:

(1) increased (without duplication) by the following:

(a) provision for taxes based on income or profits or capital, including, federal, state, franchise, excise and similar taxes and foreign withholding taxes of such Person paid or accrued during such period, including any penalties and interest related to such taxes or arising from any tax examinations, to the extent the same were deducted (and not added back) in computing such Consolidated Net Income and the net tax expense associated with any adjustments made pursuant to clauses (1) through (14) of the definition of “Consolidated Net Income”; plus

(b) total interest expense of such Person for such period and, to the extent not reflected in such total interest expense, any losses with respect to obligations under any Hedging Obligations or other derivative instruments entered into for the purpose of hedging interest rate risk, net of interest income and gains with respect to such obligations, plus bank fees and costs of surety bonds in connection with financing activities, to the extent in each case the same were deducted (and not added back) in calculating such Consolidated Net Income; plus

(c) Consolidated Depreciation and Amortization Expense of such Person for such period to the extent deducted (and not added back) in computing Consolidated Net Income; plus

(d) the amount of any restructuring charges, accruals or reserves deducted (and not added back) in such period in computing Consolidated Net Income; plus

(e) the amount of any minority interest expense consisting of Subsidiary income attributable to minority equity interests of third parties in any non-Wholly-Owned Subsidiary to the extent deducted (and not added back) in such period in computing such Consolidated Net Income; plus

(f) the amount of management, monitoring, consulting and advisory fees (including termination fees and transaction fees) and indemnities and expenses paid or accrued in such period under the Management Fee Agreement or otherwise to the Investors and deducted (and not added back) in such period in computing such Consolidated Net Income; plus

(g) the amount of extraordinary, non-recurring or unusual losses (including all fees and expenses relating thereto) or expenses, Transaction Expenses, costs incurred in connection with being a public company prior to the Closing Date, integration costs, transition costs, pre-opening, opening, consolidation and closing costs for facilities, costs incurred in connection with any strategic initiatives, costs incurred in connection with acquisitions after the Closing Date, other business optimization expenses (including costs and expenses relating to business optimization programs and new systems design and implementation costs), project start-up costs, restructuring costs and curtailments or modifications to pension and post-retirement employee benefit plans; plus

(h) amount of cost savings projected by the Issuer in good faith to be realized as a result of specified actions taken during such period or expected to be taken (calculated on a pro forma basis as though such cost savings had been realized on the first day of such period), net of the amount of actual benefits realized during such period from such actions, provided that (A) such amounts are reasonably identifiable and factually supportable, (B) such actions are taken, committed to be taken or expected to be taken within 36 months after the Closing Date, (C) no cost savings shall be added pursuant to this clause (h) to the extent duplicative of any expenses or charges that are otherwise added back in computing EBITDA with respect to such period and (D) the aggregate amount of cost savings added pursuant to this clause (h) shall not exceed $100,000,000 for any period consisting of four consecutive quarters; plus

(i) any costs or expense incurred by the Issuer or a Restricted Subsidiary pursuant to any management equity plan or stock option plan or any other management or employee benefit plan or agreement, any stock subscription or shareholder agreement, to the extent that such costs or expenses are funded with cash proceeds contributed to the capital of the Issuer or net cash proceeds of an issuance of Equity Interests of the Issuer (other than Disqualified Stock); plus

(j) any net loss from discontinued operations; plus

(k) cash receipts (or any netting arrangements resulting in reduced cash expenditures) not representing EBITDA or Consolidated Net Income in any period to the extent non-cash gains relating to such income were deducted in the calculation of EBITDA pursuant to paragraph (2) below for any previous period and not added back;

(2) decreased (without duplication) by the following, in each case to the extent included in determining Consolidated Net Income for such period:

(a) any net income from discontinued operations; plus

(b) the amount of extraordinary, non-recurring or unusual gains (less all fees and expenses relating thereto);

(3) increased or decreased (without duplication) by, as applicable, any adjustments resulting from the application of FASB Interpretation No. 45 (Guarantees).

“EMU” means economic and monetary union as contemplated in the Treaty on European Union.

“Equity Interests” means Capital Stock and all warrants, options or other rights to acquire Capital Stock, but excluding any debt security that is convertible into, or exchangeable for, Capital Stock.

“Equity Offering” means any public or private sale of common stock or Preferred Stock of the Issuer or any of its direct or indirect parent companies (excluding Disqualified Stock), other than:

(1) public offerings with respect to the Issuer’s or any direct or indirect parent company’s common stock registered on Form S-4 or Form S-8;

(2) issuances to any Subsidiary of the Issuer; and

(3) any such public or private sale that constitutes an Excluded Contribution.

“euro” means the single currency of participating member states of the EMU.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Exchange Date” means October 24, 2008.

“Excluded Contribution” means net cash proceeds, marketable securities or Qualified Proceeds received by the Issuer from

(1) contributions to its common equity capital; and

(2) the sale (other than to a Subsidiary of the Issuer or to any management equity plan or stock option plan or any other management or employee benefit plan or agreement of the Issuer) of Capital Stock (other than Disqualified Stock and Designated Preferred Stock) of the Issuer;

in each case designated as Excluded Contributions pursuant to an Officer’s Certificate executed by the principal financial officer of the Issuer on the date such capital contributions are made or the date such Equity Interests are sold, as the case may be, which are excluded from the calculation set forth in clause (3) of the first paragraph under “Certain Covenants—Limitation on Restricted Payments.”

“Fair Market Value” means, with respect to any asset or liability, the fair market value of such asset or liability as determined by the Issuer in good faith.

“Fixed Charge Coverage Ratio” means, with respect to any Person for any period, the ratio of EBITDA of such Person for such period to the Consolidated Fixed Charges of such Person for such period.

In the event that the Issuer or any Restricted Subsidiary incurs, assumes, guarantees, redeems, repays, retires or extinguishes any Indebtedness (other than Indebtedness incurred or repaid under any revolving credit facility in the ordinary course of business for working capital purposes) or issues or redeems Disqualified Stock or

Preferred Stock subsequent to the commencement of the period for which the Fixed Charge Coverage Ratio is being calculated but prior to or simultaneously with the event for which the calculation of the Fixed Charge Coverage Ratio is made (the “Fixed Charge Coverage Ratio Calculation Date”), then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect to such incurrence, assumption, guarantee, redemption, repayment, retirement or extinguishment of Indebtedness, or such issuance or redemption of Disqualified Stock or Preferred Stock, as if the same had occurred at the beginning of the applicable four-quarter period.

For purposes of making the computation referred to above, Specified Transactions made by the Issuer or any of its Restricted Subsidiaries during the four-quarter reference period or subsequent to such reference period and on or prior to or simultaneously with the Fixed Charge Coverage Ratio Calculation Date shall be calculated on a pro forma basis assuming that all such Specified Transactions (and the change in any associated fixed charge obligations and the change in EBITDA resulting therefrom) had occurred on the first day of the four-quarter reference period. If since the beginning of such period any Person that subsequently became a Restricted Subsidiary or was merged, amalgamated or consolidated with or into the Issuer or any of its Restricted Subsidiaries since the beginning of such period shall have made any Specified Transaction that would have required adjustment pursuant to this definition, then the Fixed Charge Coverage Ratio shall be calculated giving pro forma effect thereto for such period as if such Specified Transaction had occurred at the beginning of the applicable four-quarter period.

For purposes of this definition, whenever pro forma effect is to be given to a Specified Transaction (including the Transactions) and the amount of income or earnings relating thereto, the pro forma calculations shall be made in good faith by a responsible financial or accounting officer of the Issuer (and may include, for the avoidance of doubt, cost savings, synergies and operating expense reductions resulting from such Specified Transaction (including the Transactions) which is being given pro forma effect that have been or are expected to be realized). If any Indebtedness bears a floating rate of interest and is being given pro forma effect, the interest on such Indebtedness shall be calculated as if the rate in effect on the Fixed Charge Coverage Ratio Calculation Date had been the applicable rate for the entire period (taking into account any Hedging Obligations applicable to such Indebtedness). Interest on a Capitalized Lease Obligation shall be deemed to accrue at an interest rate reasonably determined by a responsible financial or accounting officer of the Issuer to be the rate of interest implicit in such Capitalized Lease Obligation in accordance with GAAP. Interest on Indebtedness that may optionally be determined at an interest rate based upon a factor of a prime or similar rate, a eurocurrency interbank offered rate, or other rate, shall be deemed to have been based upon the rate actually chosen, or, if none, then based upon such optional rate chosen as the Issuer may designate.

“Foreign Subsidiary” means, with respect to any Person, any Restricted Subsidiary of such Person that is not organized or existing under the laws of the United States, any state thereof, the District of Columbia, or any territory thereof and any Restricted Subsidiary of such Foreign Subsidiary.

“Foreign Subsidiary Total Assets” means the total assets of the Foreign Subsidiaries, as determined in accordance with GAAP in good faith by an Officer of the Issuer, without intercompany eliminations.

“GAAP” means generally accepted accounting principles in the United States of America which are in effect on the Closing Date. For purposes of this “Description of the Exchange Notes,” the term “consolidated” with respect to any Person means such Person consolidated with its Restricted Subsidiaries and does not include any Unrestricted Subsidiary.

“General Credit Facilities” means the term and revolving credit facilities under the credit agreement entered into as of the Closing Date by and among the Issuer, the subsidiary guarantors party thereto, the lenders party thereto in their capacities as lenders thereunder and Citibank, N.A., as Administrative Agent, including any notes, mortgages, guarantees, collateral documents, instruments and agreements executed in connection therewith, and any amendments, supplements, modifications, extensions, renewals, restatements, refundings or refinancings thereof and any one or more indentures or credit facilities or commercial paper facilities (including without limitation any Qualified Securitization Facility) with banks or other institutional lenders or investors that extend, replace, refund, refinance, renew or defease any part of the loans, notes, other credit facilities or commitments thereunder, including any such replacement, refunding or refinancing facility or indenture that increases the amount that may be borrowed thereunder or alters the maturity of the loans thereunder or adds Restricted Subsidiaries as additional borrowers or guarantors thereunder and whether by the same or other agent, lender or group of lenders or investors.

“Government Securities” means securities that are:

(1) direct obligations of the United States of America for the timely payment of which its full faith and credit is pledged; or

(2) obligations of a Person controlled or supervised by and acting as an agency or instrumentality of the United States of America the timely payment of which is unconditionally guaranteed as a full faith and credit obligation by the United States of America, which, in either case, are not callable or redeemable at the option of the issuers thereof, and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the Securities Act), as custodian with respect to any such Government Securities or a specific payment of principal of or interest on any such Government Securities held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Securities or the specific payment of principal of or interest on the Government Securities evidenced by such depository receipt.

“guarantee” means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including letters of credit and reimbursement agreements in respect thereof), of all or any part of any Indebtedness or other obligations.

“Guarantee” means the guarantee by any Guarantor of the Issuer’s Obligations under the Indenture and the Notes.

“Guarantor” means each Restricted Subsidiary of the Issuer, if any, that Guarantees the Notes in accordance with the terms of the Indenture. On the Exchange Date, each Restricted Subsidiary that guaranteed any Senior Credit Facility on such date was made a Guarantor.

“Hedging Obligations” means, with respect to any Person, the obligations of such Person under any interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, commodity swap agreement, commodity cap agreement, commodity collar agreement, foreign exchange contract, currency swap agreement or similar agreement providing for the transfer or mitigation of interest rate, currency or commodity risks either generally or under specific contingencies.

“Holder” means the Person in whose name a Note is registered on the registrar’s books.

“Immediate Family Member” means with respect to any individual, such individual’s child, stepchild, grandchild or more remote descendant, parent, stepparent, grandparent, spouse, former spouse, qualified domestic partner, sibling, mother-in-law, father-in-law, son-in-law and daughter-in-law (including adoptive relationships) and any trust, partnership or other bona fide estate-planning vehicle the only beneficiaries of which are any of the foregoing individuals or any private foundation or fund that is controlled by any of the foregoing individuals or any donor-advised fund of which any such individual is the donor.

“Indebtedness” means, with respect to any Person, without duplication:

(1) any indebtedness (including principal and premium) of such Person, whether or not contingent:

(a) in respect of borrowed money;

(b) evidenced by bonds, notes, debentures or similar instruments or letters of credit or bankers’ acceptances (or, without duplication, reimbursement agreements in respect thereof);

(c) representing the balance deferred and unpaid of the purchase price of any property (including Capitalized Lease Obligations) due more than twelve months after such property is acquired, except (i) any such balance that constitutes an obligation in respect of a commercial letter of credit, a trade payable or similar obligation to a trade creditor, in each case accrued in the ordinary course of business and (ii) any earn-out obligations until such obligation becomes a liability on the balance sheet of such Person in accordance with GAAP and if not paid within 30 days after becoming due and payable; or

(d) representing the net obligations under any Hedging Obligations,

if and to the extent that any of the foregoing Indebtedness (other than letters of credit (other than commercial letters of credit) and Hedging Obligations) would appear as a liability upon a balance sheet (excluding the footnotes thereto) of such Person prepared in accordance with GAAP; provided that Indebtedness of any direct or indirect parent of the Issuer appearing upon the balance sheet of the Issuer solely by reason of push-down accounting under GAAP shall be excluded;

(2) to the extent not otherwise included, any obligation by such Person to be liable for, or to pay, as obligor, guarantor or otherwise, on the obligations of the type referred to in clause (1) of a third Person (whether or not such items would appear upon the balance sheet of the such obligor or guarantor), other than by endorsement of negotiable instruments for collection in the ordinary course of business;

(3) to the extent not otherwise included, the obligations of the type referred to in clause (1) of a third Person secured by a Lien on any asset owned by such first Person, whether or not such Indebtedness is assumed by such first Person; and

(4) obligations of such Person under or in respect of any Securitization Facilities; provided that the amount of such Indebtedness under this clause (4) at any time shall be the financing amount equivalent to the outstanding principal amount thereof at such time;

provided that notwithstanding the foregoing, Indebtedness shall be deemed not to include Contingent Obligations incurred in the ordinary course of business.

“Independent Financial Advisor” means an accounting, appraisal, investment banking firm or consultant to Persons engaged in Similar Businesses of nationally recognized standing that is, in the good faith judgment of the Issuer, qualified to perform the task for which it has been engaged.

“Investment Grade Rating” means a rating equal to or higher than Baa3 (or the equivalent) by Moody’s and BBB- (or the equivalent) by S&P, or an equivalent rating by any other Rating Agency.

“Investments” means, with respect to any Person, all investments by such Person in other Persons (including Affiliates) in the form of loans (including guarantees), advances or capital contributions (excluding accounts receivable, credit card and debit card receivables, trade credit, advances to customers and distributors, commission, travel and similar advances to employees, directors, officers, managers, distributors and consultants in each case made in the ordinary course of business), purchases or other acquisitions for consideration of Indebtedness, Equity Interests or other securities issued by any other Person and investments that are required by GAAP to be classified on the balance sheet (excluding the footnotes) of the Issuer in the same manner as the other investments included in this definition to the extent such transactions involve the transfer of cash or other property. For purposes of the definition of “Unrestricted Subsidiary” and the covenant described under “Certain Covenants—Limitation on Restricted Payments”:

(1) “Investments” shall include the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of a Subsidiary of the Issuer at the time that such Subsidiary is designated an Unrestricted Subsidiary; provided that upon a redesignation of such Subsidiary as a Restricted Subsidiary, the Issuer shall be deemed to continue to have a permanent “Investment” in an Unrestricted Subsidiary in an amount (if positive) equal to:

(a) the Issuer’s “Investment” in such Subsidiary at the time of such redesignation; less

(b) the portion (proportionate to the Issuer’s equity interest in such Subsidiary) of the fair market value of the net assets of such Subsidiary at the time of such redesignation; and

(2) any property transferred to or from an Unrestricted Subsidiary shall be valued at its fair market value at the time of such transfer.

The amount of any Investment outstanding at any time shall be the original cost of such Investment, reduced by the aggregate amount of any dividends, distributions, returns of capital, repayments or other returns of capital received in Cash Equivalents by the Issuer or a Restricted Subsidiary in respect of such Investment.

“Investor” means any of Silver Lake Group, L.L.C., TPG Capital, L.P., TPG Partners V, L.P., TPG FOF V-A, L.P., TPG FOF V-B, L.P. and any of their respective Affiliates and funds or partnerships managed or advised by any of them or their respective Affiliates but not including, however, any portfolio company of any of the foregoing.

“Issuer” has the meaning set forth in the first paragraph under “General.”

“Legal Holiday” means a Saturday, a Sunday or a day on which commercial banking institutions are not required to be open in the State of New York.

“Lien” means, with respect to any asset, any mortgage, lien (statutory or otherwise), pledge, hypothecation, charge, security interest, preference, priority or encumbrance of any kind in respect of such asset, whether or not filed, recorded or otherwise perfected under applicable law, including any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give a security interest in and any filing of or agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction; provided that in no event shall an operating lease be deemed to constitute a Lien.

“Management Fee Agreement” means the management agreement between certain of the management companies associated with one or more of the Investors or their advisors, if applicable, Sierra Holdings Corp. and Sierra Merger Corp.

“Maturity Date” means November 1, 2015.

“Moody’s” means Moody’s Investors Service, Inc. and any successor to its rating agency business.

“Net Income” means, with respect to any Person, the net income (loss) of such Person, determined in accordance with GAAP, and before any reduction in respect of Preferred Stock dividends.

“Net Proceeds” means the aggregate cash proceeds received by the Issuer or any of its Restricted Subsidiaries in respect of any Asset Sale, including any cash received upon the sale, other disposition or maturity of any Cash Equivalents or Designated Non-cash Consideration received in any Asset Sale, net of the direct costs relating to such Asset Sale and any such sale, disposition or maturity of such Cash Equivalents or Designated Non-cash Consideration, including legal, accounting and investment banking fees, payments made in order to obtain a necessary consent or required by applicable law, and brokerage and sales commissions, any relocation expenses incurred as a result thereof, other fees and expenses, including title and recordation expenses, taxes paid or payable as a result thereof (after taking into account any available tax credits or deductions and any tax sharing arrangements), amounts required to be applied to the repayment of principal, premium, if any, and interest on Secured Indebtedness required to be paid as a result of such transaction and any deduction of appropriate amounts to be provided by the Issuer or any of its Restricted Subsidiaries as a reserve in accordance with GAAP against any liabilities associated with the asset disposed of in such transaction and retained by the

Issuer or any of its Restricted Subsidiaries after such sale or other disposition thereof, including pension and other post-employment benefit liabilities and liabilities related to environmental matters or against any indemnification obligations associated with such transaction.

“Obligations” means any principal, interest (including any interest accruing on or subsequent to the filing of a petition in bankruptcy, reorganization or similar proceeding at the rate provided for in the documentation with respect thereto, whether or not such interest is an allowed claim under applicable state, federal or foreign law), premium, penalties, fees, indemnifications, reimbursements (including reimbursement obligations with respect to letters of credit and banker’s acceptances), damages and other liabilities, and guarantees of payment of such principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities, payable under the documentation governing any Indebtedness.

“Officer” means the Chairman of the Board, the Chief Executive Officer, the President, any Executive Vice President, Senior Vice President or Vice President, the Treasurer or the Secretary of the Issuer.

“Officer’s Certificate” means a certificate signed on behalf of the Issuer by an Officer of the Issuer, who must be the principal executive officer, the principal financial officer, the treasurer or the principal accounting officer of the Issuer, that meets the requirements set forth in the Indenture.

“Opinion of Counsel” means a written opinion from legal counsel who is acceptable to the Trustee. The counsel may be an employee of or counsel to the Issuer or the Trustee.

“Permitted Asset Swap” means the substantially concurrent purchase and sale or exchange of Related Business Assets or a combination of Related Business Assets and Cash Equivalents between the Issuer or any of its Restricted Subsidiaries and another Person; provided that any Cash Equivalents received must be applied in accordance with the covenant described under “Repurchase at the Option of Holders—Asset Sales”.

“Permitted Holder” means each of (i) any Investor, (ii) Sierra Co-Invest, LLC or any successor thereto; provided that such Person in this clause (ii) is Investor-Controlled (as defined below), (iii) Mr. Louis J. D’Ambrosio and (iv) any group (within the meaning of Section 13(d)(3) or Section 14(d)(2) of the Exchange Act or any successor provision) of which any of the foregoing are members; provided that any such group is Investor-Controlled. As used herein, any Person or group shall be “Investor-Controlled” (A) in the case of Sierra Co-Invest, LLC or any successor thereto, if Investors shall have beneficial ownership (including through holding companies, but excluding any such beneficial ownership through portfolio or other operating companies) of more than 50.0% of the total voting power of the aggregate Voting Stock of such Person and (B) in the case of any group, if Persons referred to in items (i), (ii) and (iii) above have beneficial ownership (including through holding companies, but excluding any such beneficial ownership through portfolio or other operating companies) of more than 50.0% of the total voting power of the aggregate Voting Stock of the Issuer held by such group. Any Person or group whose acquisition of beneficial ownership constitutes a Change of Control in respect of which a Change of Control Offer is made in accordance with the requirements of the Indenture (or would require the Issuer to make a Change of Control Offer in accordance with the requirements of the Indenture in the absence of a waiver of such requirement by Holders) will thereafter, together with its Affiliates, constitute an additional Permitted Holder.

“Permitted Investment” means:

(1) any Investment in the Issuer or any of its Restricted Subsidiaries;

(2) any Investment in Cash Equivalents;

(3) any Investment by the Issuer or any of its Restricted Subsidiaries in a Person that is engaged directly or through entities that will be Restricted Subsidiaries in a Similar Business if as a result of such Investment:

(a) such Person becomes a Restricted Subsidiary; or

(b) such Person, in one transaction or a series of related transactions, is amalgamated, merged or consolidated with or into, or transfers or conveys substantially all of its assets to, or is liquidated into, the Issuer or a Restricted Subsidiary, and, in each case, any Investment held by such Person; provided that such Investment was not acquired by such Person in contemplation of such acquisition, merger, consolidation or transfer;

(4) any Investment in securities or other assets not constituting Cash Equivalents and received in connection with an Asset Sale made pursuant to the first paragraph under “Repurchase at the Option of Holders—Asset Sales” or any other disposition of assets not constituting an Asset Sale;

(5) any Investment existing on the Closing Date or made pursuant to a binding commitment in effect on the Closing Date or an Investment consisting of any extension, modification or renewal of any such Investment or binding commitment existing on the Closing Date; provided that the amount of any such Investment may be increased (a) as required by the terms of such Investment or binding commitment as in existence on the Closing Date (including as a result of the accrual or accretion of interest or original issue discount or the issuance of pay-in-kind securities) or (b) as otherwise permitted under the Indenture;

(6) any Investment acquired by the Issuer or any of its Restricted Subsidiaries:

(a) in exchange for any other Investment or accounts receivable held by the Issuer or any such Restricted Subsidiary in connection with or as a result of a bankruptcy, workout, reorganization or recapitalization of the issuer of such other Investment or accounts receivable (including any trade creditor or customer);

(b) in satisfaction of judgments against other Persons; or

(c) as a result of a foreclosure by the Issuer or any of its Restricted Subsidiaries with respect to any secured Investment or other transfer of title with respect to any secured Investment in default;

(7) any Hedging Obligation permitted under the covenant described in “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(8) [reserved];

(9) any Investment the payment for which consists of Equity Interests (exclusive of Disqualified Stock) of the Issuer or any of its direct or indirect parent companies; provided that such Equity Interests will not increase the amount available for Restricted Payments under clause (3) of the first paragraph under the covenant described under “Certain Covenants—Limitations on Restricted Payments”;

(10) any guarantee of Indebtedness (including any Guarantee) permitted under the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” performance guarantees and Contingent Obligations in the ordinary course of business and the creation of liens on the assets of the Issuer or any Restricted Subsidiary in compliance with the covenant described under “Certain Covenants—Liens”;

(11) any transaction to the extent it constitutes an Investment that is permitted and made in accordance with the provisions of the second paragraph of the covenant described under “Certain Covenants—Transactions with Affiliates” (except transactions described in clauses (2), (5) and (9) of such paragraph);

(12) any Investment consisting of a purchase or other acquisition of inventory, supplies, material or equipment or the licensing or contribution of intellectual property pursuant to any joint marketing arrangements with other Persons;

(13) any additional Investment, taken together with all other Investments made pursuant to this clause (13) that are at that time outstanding (without giving effect to the sale of an Unrestricted Subsidiary to the extent the proceeds of such sale do not consist of, or have not been subsequently sold or transferred for, Cash Equivalents or marketable securities), not to exceed the greater of (a) $500.0 million and (b) 4.0% of Total Assets;

(14) any Investment in a Securitization Subsidiary that, in the good faith determination of the Issuer is necessary or advisable to effect any Qualified Securitization Facility or any repurchase or indemnification obligation in connection therewith;

(15) any loan or advance to, or guarantee of Indebtedness of, any employee, taken together with all other Investments made pursuant to this clause (15) that are at that time outstanding, not to exceed $15.0 million;

(16) any loan or advance to any employee, director, officer, manager or consultant for business-related travel expenses, moving expenses and other similar expenses, in each case incurred in the ordinary course of business or consistent with past practices, or to fund such Person’s purchase of Equity Interests of the Issuer or any direct or indirect parent company thereof; provided that the proceeds of such Equity Issuance are contributed to the Issuer and such proceeds are not credited for future Restricted Payments under clause (3) of the first paragraph of the covenant described under “Certain Covenants—Limitations on Restricted Payments”, except and to the extent of any repayment of the principal amount of the related loan or advance;

(17) any extension of trade credit in the ordinary course of business by the Issuer or any of its Restricted Subsidiaries;

(18) [reserved];

(19) any Investments in prepaid expenses, negotiable instruments held for collection and lease, utility and workers compensation, performance and similar deposits entered into as a result of the operations of the business in the ordinary course of business; and

(20) any purchase or repurchase of the Notes.

“Permitted Liens” means, with respect to any Person:

(1) pledges, deposits or security by such Person under workmen’s compensation laws, unemployment insurance, employers’ health tax and other social security laws or similar legislation (including in respect of deductibles, self insured retention amounts and premiums and adjustments thereto) or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness) or leases to which such Person is a party, or deposits to secure public or statutory obligations of such Person or deposits of cash or U.S. government bonds to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent, in each case incurred in the ordinary course of business;

(2) Liens imposed by law, such as carriers’, warehousemen’s, materialmen’s, repairmen’s and mechanics’ Liens, in each case for sums not yet overdue for a period of more than 30 days or being contested in good faith by appropriate actions or other Liens arising out of judgments or awards against such Person with respect to which such Person shall then be proceeding with an appeal or other proceedings for review if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP;

(3) Liens for taxes, assessments or other governmental charges not yet overdue for a period of more than 30 days or payable or which are being contested in good faith by appropriate actions diligently pursued, if adequate reserves with respect thereto are maintained on the books of such Person in accordance with GAAP, or for property taxes on property that the Issuer or any Subsidiary thereof has determined to abandon if the sole recourse for such tax, assessment, charge, levy or claim is to such property;

(4) Liens in favor of issuers of performance, surety, bid, indemnity, warranty, release, appeal or similar bonds or with respect to other regulatory requirements or letters of credit or bankers’ acceptances issued, and completion guarantees provided for, in each case, issued pursuant to the request of and for the account of such Person in the ordinary course of its business or consistent with past practice prior to the Closing Date;

(5) minor survey exceptions, minor encumbrances, ground leases, easements or reservations of, or rights of others for, licenses, rights-of-way, servitudes, sewers, electric lines, drains, telegraph and telephone and cable television lines, gas and oil pipelines and other similar purposes, or zoning, building codes or other restrictions (including minor defects and irregularities in title and similar encumbrances) as to the use of real properties or Liens incidental to the conduct of the business of such Person or to the ownership of its properties which were not incurred in connection with Indebtedness and which do not in the aggregate materially impair their use in the operation of the business of such Person;

(6) Liens securing Obligations relating to any Indebtedness permitted to be incurred pursuant to clause (4), (12)(b), (13), (23) or (24) of the second paragraph of the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”; provided that (a) Liens securing Obligations relating to any Indebtedness, Disqualified Stock or Preferred Stock permitted to be incurred pursuant to clause (13) relate only to Obligations relating to Refinancing Indebtedness that serves to extend, replace, refund, refinance, renew or defease Indebtedness incurred or Disqualified Stock or Preferred Stock issued under clause (3), (4) or (12) of the second paragraph of the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock,” (b) Liens securing Obligations relating to any Indebtedness permitted to be incurred pursuant to clause (23) extend only to the assets of Foreign Subsidiaries, and (c) Liens securing Obligations relating to any Indebtedness permitted to be incurred pursuant to clause (24) are solely on acquired property or the assets of the acquired entity, as the case may be;

(7) Liens existing on the Closing Date;

(8) Liens existing on property or shares of stock or other assets of a Person at the time such Person becomes a Subsidiary; provided that such Liens are not created or incurred in connection with, or in contemplation of, such other Person becoming such a Subsidiary; provided further that such Liens may not extend to any other property or other assets owned by the Issuer or any of its Restricted Subsidiaries;

(9) Liens existing on property or other assets at the time the Issuer or a Restricted Subsidiary acquired the property or such other assets, including any acquisition by means of an amalgamation, merger or consolidation with or into the Issuer or any of its Restricted Subsidiaries; provided that such Liens are not created or incurred in connection with, or in contemplation of, such acquisition, amalgamation, merger or consolidation; provided further that the Liens may not extend to any other property owned by the Issuer or any of its Restricted Subsidiaries;

(10) Liens securing Obligations relating to any Indebtedness or other obligations of a Restricted Subsidiary owing to the Issuer or another Restricted Subsidiary permitted to be incurred in accordance with the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(11) Liens securing Hedging Obligations permitted to be incurred under clause (10) of the second paragraph of the covenant described under “Certain Covenants—Limitation on Incurrence of Indebtedness and Issuance of Disqualified Stock and Preferred Stock”;

(12) Liens arising in the ordinary course to secure accounts payable or similar trade obligations not constituting Indebtedness on specific items of inventory or other goods and proceeds of any Person securing such Person’s accounts payable or similar trade obligations arising in the ordinary course, or under bankers’ acceptances or trade letters of credit issued or created for the account of such Person to support such accounts payable or similar trade obligations, in any case to facilitate the purchase, shipment or storage of such inventory or other goods;

(13) leases, subleases, licenses or sublicenses granted to others in the ordinary course of business which do not materially interfere with the ordinary conduct of the business of the Issuer or any of its Restricted Subsidiaries and do not secure any Indebtedness;

(14) Liens arising from Uniform Commercial Code (or equivalent statutes) financing statement filings regarding operating leases, consignments or accounts entered into by the Issuer and its Restricted Subsidiaries in the ordinary course of business;

(15) Liens in favor of the Issuer or any Guarantor;

(16) Liens on equipment of the Issuer or any of its Restricted Subsidiaries granted in the ordinary course of business to the Issuer’s clients and not securing Indebtedness;

(17) [reserved];

(18) Liens to secure any refinancing, refunding, extension, renewal or replacement (or successive refinancing, refunding, extensions, renewals or replacements) as a whole, or in part, of any Indebtedness secured by any Lien referred to in the foregoing clauses (6), (7), (8) and (9); provided that (a) such new Lien shall be limited to all or part of the same property that secured the original Lien (plus improvements on such property), and (b) the Indebtedness secured by such Lien at such time is not increased to any amount greater than the sum of (i) the outstanding principal amount or, if greater, committed amount of the Indebtedness described under clauses (6), (7), (8) and (9) at the time the original Lien became a Permitted Lien under the Indenture, and (ii) an amount necessary to pay any fees and expenses, including premiums, related to such refinancing, refunding, extension, renewal or replacement;

(19) deposits made or other security provided in the ordinary course of business to secure liability to insurance carriers;

(20) other Liens securing obligations in an aggregate amount at any one time outstanding not to exceed $100.0 million;

(21) Liens securing judgments for the payment of money not constituting an Event of Default under clause (5) under “Events of Default and Remedies” so long as such Liens are adequately bonded and any appropriate legal proceedings that may have been duly initiated for the review of such judgment have not been finally terminated or the period within which such proceedings may be initiated has not expired;

(22) Liens in favor of customs and revenue authorities arising as a matter of law to secure payment of customs duties in connection with the importation of goods in the ordinary course of business;

(23) Liens (a) of a collection bank arising under Section 4-210 of the Uniform Commercial Code on items in the course of collection, (b) attaching to commodity trading accounts or other commodity brokerage accounts incurred in the ordinary course of business, and (c) in favor of banking institutions arising as a matter of law encumbering deposits (including the right of set-off) and which are within the general parameters customary in the banking industry;

(24) Liens deemed to exist in connection with Investments in repurchase agreements permitted under the Indenture; provided that such Liens do not extend to any assets other than those that are the subject of such repurchase agreement;

(25) Liens encumbering reasonable customary initial deposits and margin deposits and similar Liens attaching to commodity trading accounts or other brokerage accounts incurred in the ordinary course of business and not for speculative purposes;

(26) Liens that are contractual rights of set-off (a) relating to the establishment of depository relations with banks not given in connection with the issuance of Indebtedness, (b) relating to pooled deposit or sweep accounts of the Issuer or any of its Restricted Subsidiaries to permit satisfaction of overdraft or similar obligations incurred in the ordinary course of business of the Issuer and its Restricted Subsidiaries or (c) relating to purchase orders and other agreements entered into with customers of the Issuer or any of its Restricted Subsidiaries in the ordinary course of business;

(27) Liens securing obligations owed by the Issuer or any Restricted Subsidiary to any lender under any Senior Credit Facility or any Affiliate of such a lender in respect of any overdraft and related liabilities arising from treasury, depository and cash management services or any automated clearing house transfers of funds;

(28) the rights reserved or vested in any Person by the terms of any lease, license, franchise, grant or permit held by the Issuer or any Restricted Subsidiary thereof or by a statutory provision, to terminate any such lease, license, franchise, grant or permit, or to require annual or periodic payments as a condition to the continuance thereof;

(29) any encumbrance or restriction (including put and call arrangements) with respect to capital stock of any joint venture or similar arrangement pursuant to any joint venture or similar agreement;

(30) Liens arising out of conditional sale, title retention, consignment or similar arrangements for the sale or purchase of goods entered into by the Issuer or any Restricted Subsidiary in the ordinary course of business;

(31) Liens solely on any cash earnest money deposits made by the Issuer or any of its Restricted Subsidiaries in connection with any letter of intent or purchase agreement permitted;

(32) ground leases in respect of real property on which facilities owned or leased by the Issuer or any of its Subsidiaries are located;

(33) Liens on insurance policies and the proceeds thereof securing the financing of the premiums with respect thereto;

(34) Liens on Capital Stock of an Unrestricted Subsidiary that secure Indebtedness or other obligations of such Unrestricted Subsidiary; and

(35) security given to a public utility or any municipality or governmental authority when required by such utility or authority in connection with the operations of that Person in the ordinary course of business.

For purposes of this definition, the term “Indebtedness” shall be deemed to include interest on such Indebtedness.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

“Preferred Stock” means any Equity Interest with preferential rights of payment of dividends or upon liquidation, dissolution, or winding up.

“Qualified Proceeds” means the fair market value of assets that are used or useful in, or Capital Stock of any Person engaged in, a Similar Business.

“Qualified Securitization Facility” means any Securitization Facility that meets the following conditions: (a) the board of directors of the Issuer shall have determined in good faith that such Securitization Facility (including financing terms, covenants, termination events and other provisions) is in the aggregate economically fair and reasonable to the Issuer and the applicable Securitization Subsidiary, (b) all sales and/or contributions of Securitization Assets and related assets to the applicable Securitization Subsidiary are made at fair market value and (c) the financing terms, covenants, termination events and other provisions thereof shall be market terms (as determined in good faith by the Issuer).

“Rating Agencies” means Moody’s and S&P, or if Moody’s or S&P shall no longer be in existence, another nationally recognized statistical rating agency or agencies, as the case may be, selected by the Issuer which shall be substituted for Moody’s or S&P, as applicable.

“Receivable” means a right to receive payment pursuant to an arrangement with another Person pursuant to which such other Person is obligated to pay, as determined in accordance with GAAP.

“Registration Rights Agreement” means the Exchange and Registration Rights Agreement with respect to the Notes, dated as of the Exchange Date, among the Issuer, the Guarantors and Morgan Stanley Senior Funding, Inc.

“Related Business Assets” means assets (other than Cash Equivalents) used or useful in a Similar Business, provided that any assets received by the Issuer or a Restricted Subsidiary in exchange for assets transferred by the Issuer or a Restricted Subsidiary shall not be deemed to be Related Business Assets if they consist of securities of a Person, unless upon receipt of the securities of such Person, such Person would become a Restricted Subsidiary.

“Responsible Officer” means, when used with respect to the Trustee, any officer within the corporate trust department of the Trustee, including any vice president, assistant vice president, assistant treasurer, trust officer or any other officer of the Trustee who customarily performs functions similar to those performed by the Persons who at the time shall be such officers, respectively, or to whom any corporate trust matter is referred because of such Person’s knowledge of and familiarity with the particular subject and who shall have direct responsibility for the administration of the Indenture.

“Restricted Investment” means an Investment other than a Permitted Investment.

“Restricted Subsidiary” means, at any time, any direct or indirect Subsidiary of the Issuer (including any Foreign Subsidiary) that is not then an Unrestricted Subsidiary; provided that upon an Unrestricted Subsidiary ceasing to be an Unrestricted Subsidiary, such Subsidiary shall be included in the definition of “Restricted Subsidiary.”

“S&P” means Standard & Poor’s, a division of The McGraw-Hill Companies, Inc., and any successor to its rating agency business.

“Sale and Lease-Back Transaction” means any arrangement providing for the leasing by the Issuer or any of its Restricted Subsidiaries of any real or tangible personal property, which property has been or is to be sold or transferred by the Issuer or such Restricted Subsidiary to a third Person in contemplation of such leasing.

“SEC” means the U.S. Securities and Exchange Commission.

“Secured Indebtedness” means any Indebtedness of the Issuer or any of its Restricted Subsidiaries secured by a Lien.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Securitization Assets” means the accounts receivable, royalty or other revenue streams and other rights to payment, and any other assets related thereto, subject to a Qualified Securitization Facility and the proceeds thereof.

“Securitization Facility” means any of one or more receivables or securitization financing facilities as amended, supplemented, modified, extended, renewed, restated or refunded from time to time, the Obligations of which are non-recourse (except for customary representations, warranties, covenants and indemnities made in connection with such facilities) to the Issuer or any of its Restricted Subsidiaries (other than a Securitization Subsidiary) pursuant to which the Issuer or any of its Restricted Subsidiaries sells or grants a security interest in its Securitization Assets or assets related thereto to either (a) a Person that is not a Restricted Subsidiary or (b) a Securitization Subsidiary that in turn sells its Securitization Assets to a Person that is not a Restricted Subsidiary.

“Securitization Fees” means distributions or payments made directly or by means of discounts with respect to any participation interest issued or sold in connection with, and other fees paid to a Person that is not a Securitization Subsidiary in connection with, any Qualified Securitization Financing.

“Securitization Subsidiary” means any Subsidiary formed for the purpose of, and that solely engages only in one or more Qualified Securitization Facilities and other activities reasonably related thereto.

“Senior Credit Facility” means any of the ABL Credit Facility and the General Credit Facilities.

“Significant Subsidiary” means any Restricted Subsidiary that would be a “significant subsidiary” as defined in Article 1, Rule 1-02 of Regulation S-X, promulgated pursuant to the Securities Act, as such regulation is in effect on the Closing Date.

“Similar Business” means (1) any business conducted or proposed to be conducted by the Issuer or any of its Restricted Subsidiaries on the Closing Date, and (2) any business or other activities that are complementary or directly related or similar thereto, and any reasonable extension, development or expansion thereof, or incidental or ancillary thereto.

“Specified Transaction” means (x) any Investment that results in a Person becoming a Restricted Subsidiary, (y) any purchase or other acquisition of a business of any Person or of assets constituting a business unit, line of business or division of such Person or (z) any Asset Sale (i) that results in a Restricted Subsidiary ceasing to be a Subsidiary of the Issuer or (ii) of a business, business unit, line of business or division of the Issuer or a Restricted Subsidiary, in each case whether by merger, consolidation, amalgamation or otherwise.

“Subordinated Indebtedness” means, with respect to the Notes,

(1) any Indebtedness of the Issuer which is by its terms subordinated in right of payment to the Notes, and

(2) any Indebtedness of any Guarantor which is by its terms subordinated in right of payment to the Guarantee of such entity of the Notes.

“Subsidiary” means, with respect to any Person:

(1) any corporation, association, or other business entity (other than a partnership, joint venture, limited liability company or similar entity) of which more than 50.0% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time of determination owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof or is consolidated under GAAP with such Person at such time; and

(2) any partnership, joint venture, limited liability company or similar entity of which

(a) more than 50.0% of the capital accounts, distribution rights, total equity and voting interests or general or limited partnership interests, as applicable, are owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person or a combination thereof whether in the form of membership, general, special or limited partnership or otherwise, and

(b) such Person or any Subsidiary of such Person is a controlling general partner or otherwise controls such entity.

“Total Assets” means the total assets of the Issuer and its Restricted Subsidiaries, determined on a consolidated basis, as shown on the most recent balance sheet of the Issuer or such other Person as may be expressly stated.

“Transaction Agreement” means the Agreement and Plan of Merger, dated as of June 4, 2007 by and among Sierra Holdings Corp., Sierra Merger Corp. and the Issuer, as the same may be amended prior to the Closing Date.

“Transaction Expenses” means any fees or expenses incurred or paid by the Issuer or any Restricted Subsidiary in connection with the Transactions, including payments to officers, employees and directors as change of control payments, severance payments, special or retention bonuses and charges for repurchase or rollover of, or modifications to, stock options.

“Transactions” means the transactions contemplated by the Transaction Agreement, the issuance of the Notes on the Exchange Date and borrowings under the Bridge Agreement and the Senior Credit Facilities as in effect on the Closing Date.

“Treasury Rate” means, as of any Redemption Date, the yield to maturity as of such Redemption Date of United States Treasury securities with a constant maturity (as compiled and published in the most recent Federal Reserve Statistical Release H.15 (519) that has become publicly available at least two Business Days prior to the Redemption Date (or, if such Statistical Release is no longer published, any publicly available source of similar market data)) most nearly equal to the period from the Redemption Date to November 1, 2011; provided that if the period from the Redemption Date to such date, is less than one year, the weekly average yield on actually traded United States Treasury securities adjusted to a constant maturity of one year will be used.

“Trust Indenture Act” means the Trust Indenture Act of 1939, as amended (15 U.S.C. §§ 77aaa-777bbbb).

“Unrestricted Subsidiary” means:

(1) any Subsidiary of the Issuer which at the time of determination is an Unrestricted Subsidiary (as designated by the Issuer, as provided below); and

(2) any Subsidiary of an Unrestricted Subsidiary.

As of the Exchange Date, each of Avaya GlobalConnect Ltd. and Avaya GlobalConnect Australia Pty. Ltd. was an Unrestricted Subsidiary. The Issuer may designate any other Subsidiary of the Issuer (including any existing Subsidiary and any newly acquired or newly formed Subsidiary) to be an Unrestricted Subsidiary unless such Subsidiary or any of its Subsidiaries owns any Equity Interests or Indebtedness of, or owns or holds any Lien on, any property of, the Issuer or any Subsidiary of the Issuer (other than solely any Subsidiary of the Subsidiary to be so designated); provided that

(1) any Unrestricted Subsidiary must be an entity of which the Equity Interests entitled to cast at least a majority of the votes that may be cast by all Equity Interests having ordinary voting power for the election of directors or Persons performing a similar function are owned, directly or indirectly, by the Issuer;

(2) such designation complies with the covenants described under “Certain Covenants—Limitation on Restricted Payments”; and

(3) each of:

(a) the Subsidiary to be so designated; and

(b) its Subsidiaries

has not at the time of designation, and does not thereafter, create, incur, issue, assume, guarantee or otherwise become directly or indirectly liable with respect to any Indebtedness pursuant to which the lender has recourse to any of the assets of the Issuer or any Restricted Subsidiary.

The Issuer may designate any Unrestricted Subsidiary to be a Restricted Subsidiary; provided that immediately after giving effect to such designation, no Default shall have occurred and be continuing and either:

(1) the Issuer could incur at least $1.00 of additional Indebtedness pursuant to the Fixed Charge Coverage Test; or

(2) the Fixed Charge Coverage Ratio for the Issuer and its Restricted Subsidiaries would be equal to or greater than such ratio for the Issuer and its Restricted Subsidiaries immediately prior to such designation, in each case on a pro forma basis taking into account such designation.

Any such designation by the Issuer shall be notified by the Issuer to the Trustee by promptly filing with the Trustee a copy of the resolution of the board of directors of the Issuer or any committee thereof giving effect to such designation and an Officer’s Certificate certifying that such designation complied with the foregoing provisions.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is at the time entitled to vote in the election of the board of directors of such Person.

“Weighted Average Life to Maturity” means, when applied to any Indebtedness, Disqualified Stock or Preferred Stock, as the case may be, at any date, the quotient obtained by dividing:

(1) the sum of the products of the number of years from the date of determination to the date of each successive scheduled principal payment of such Indebtedness or redemption or similar payment with respect to such Disqualified Stock or Preferred Stock multiplied by the amount of such payment; by

(2) the sum of all such payments.

“Wholly-Owned Subsidiary” of any Person means a Subsidiary of such Person, 100.0% of the outstanding Equity Interests of which (other than directors’ qualifying shares and shares issued to foreign nationals as required under applicable law) shall at the time be owned by such Person or by one or more Wholly-Owned Subsidiaries of such Person or by such Person and one or more Wholly-Owned Subsidiaries of such Person.

BOOK-ENTRY, DELIVERY AND FORM

The certificates representing the exchange notes will be issued in fully registered form without interest coupons (the “global notes”). The global notes will be deposited with the relevant trustee as a custodian for DTC, as depositary, and registered in the name of such depositary.

The Global Notes

We expect that pursuant to procedures established by DTC (a) upon the issuance of the global notes, DTC or its custodian will credit, on its internal system, the principal amount at maturity of the individual beneficial interests represented by such global notes to the respective accounts of persons who have accounts with such depositary and (b) ownership of beneficial interests in the global notes will be shown on, and the transfer of such ownership will be effected only through, records maintained by DTC or its nominee (with respect to interests of participants) and the records of participants (with respect to interests of persons other than participants). Ownership of beneficial interests in the global notes will be limited to persons who have accounts with DTC (“participants”) or persons who hold interests through participants. Holders may hold their interests in the global notes directly through DTC if they are participants in such system, or indirectly through organizations which are participants in such system.

So long as DTC, or its nominee, is the registered owner or holder of the notes, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by such global notes for all purposes under the indenture. No beneficial owner of an interest in the global notes will be able to transfer that interest except in accordance with DTC’s procedures, in addition to those provided for under the indenture with respect to the notes.

Payments of the principal of, premium (if any), interest on, the global notes will be made to DTC or its nominee, as the case may be, as the registered owner thereof. None of us, the trustee or any paying agent will have any responsibility or liability for any aspect of the records relating to or payments made on account of beneficial ownership interests in the global notes or for maintaining, supervising or reviewing any records relating to such beneficial ownership interest.

We expect that DTC or its nominee, upon receipt of any payment of principal, premium, if any, and interest on the global notes, will credit participants’ accounts with payments in amounts proportionate to their respective beneficial interests in the principal amount of the global notes as shown on the records of DTC or its nominee. We also expect that payments by participants to owners of beneficial interests in the global notes held through such participants will be governed by standing instructions and customary practice, as is now the case with securities held for the accounts of customers registered in the names of nominees for such customers. Such payments will be the responsibility of such participants.

Transfers between participants in DTC will be effected in the ordinary way through DTC’s same-day funds system in accordance with DTC rules and will be settled in same day funds. If a holder requires physical delivery of a certificated security for any reason, including to sell notes to persons in states which require physical delivery of the notes, or to pledge such securities, such holder must transfer its interest in a global note, in accordance with the normal procedures of DTC and with the procedures set forth in the indenture. DTC has advised us that it will take any action permitted to be taken by a holder of notes (including the presentation of notes for exchange as described below) only at the direction of one or more participants to whose account the DTC interests in the global notes are credited and only in respect of such portion of the aggregate principal amount of notes as to which such participant or participants has or have given such direction.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “Clearing Agency” registered pursuant to the provisions of Section 17A of the

Exchange Act. DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and certain other organizations. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly (“indirect participants”).

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global note among participants of DTC, it is under no obligation to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Securities

Certificated securities shall be issued in exchange for beneficial interests in the global notes (a) if DTC notifies us that it is unwilling or unable to continue as a depositary for the global notes and a successor depositary is not appointed by us within 120 days, (b) if DTC has ceased to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed within 120 days or (c) there has occurred and is continuing a default under the indenture.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

TO ENSURE COMPLIANCE WITH REQUIREMENTS IMPOSED BY THE INTERNAL REVENUE SERVICE, WE INFORM YOU THAT: (A) ANY DISCUSSION OF FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS OFFERING MEMORANDUM IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED, BY YOU OR ANY OTHER TAXPAYER FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU OR ANY OTHER TAXPAYER, (B) SUCH DISCUSSION IS WRITTEN IN CONNECTION WITH THE PROMOTION OR MARKETING OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN BY US, AND (C) EACH TAXPAYER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR.

In General

The following discussion is a summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of the notes. This summary does not purport to be a complete analysis of all potential tax effects to all holders of the notes.

•

This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Regulations issued thereunder, Internal Revenue Service (“IRS”) rulings and pronouncements and judicial decisions now in effect or in existence as of the date of this offering memorandum, all of which are subject to change at any time. Any such change may be applied retroactively in a manner that could adversely affect a holder of the notes and the continued validity of this summary.

•	Except where specifically indicated, this summary does not discuss the effect of other federal tax laws (such as estate and gift tax laws) or any applicable state, local or foreign tax laws.

•

This discussion does not address all of the U.S. federal income tax consequences that may be relevant to you in light of your particular circumstances, such as the application of the alternative minimum tax. This summary also does not address the U.S. federal income tax consequences that may be relevant to persons subject to special rules, including certain financial institutions; certain U.S. expatriates; insurance companies; dealers in securities or currencies; traders in securities; U.S. Holders (as defined below) whose functional currency is not the U.S. dollar; non-U.S. Holders (as defined below) for whom income from the notes is effectively connected to the conduct of a U.S. trade or business; controlled foreign corporations; passive foreign investment companies and regulated investment companies and shareholders of such corporations; entities that are tax-exempt for U.S. federal income tax purposes; retirement plans, individual plans, individual retirement accounts and tax-deferred accounts; and persons holding the notes as part of a “straddle,” “hedge,” “constructive sale,” “conversion transaction,” “wash sale,” “synthetic security,” or other integrated transaction.

•	This discussion deals only with notes held as “capital assets” (generally, investment property) within the meaning of Section 1221 of the Code.

•

If a partnership or other entity or arrangement classified as a partnership for U.S. federal income tax purposes holds the notes, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Except as otherwise provided herein, this discussion does not address the tax consequences to you if you hold the notes through a partnership, an entity or arrangement classified as a partnership for U.S. federal income tax purposes or any other pass-through entity for U.S. federal income tax purposes. If you are a holder that is a partnership or a partner in such a partnership, you should consult your tax advisor regarding the tax consequences of the purchase, ownership or disposition of the notes.

We have not sought and do not intend to seek any rulings from the IRS with respect to the matters discussed below. There can be no assurances that the IRS will not take a different position concerning the tax consequences of the purchase, ownership or disposition of the notes or that any such position would not be sustained.

Under the terms of the notes, we may be obligated to pay you amounts in excess of stated interest or principal on the notes. For example, a premium may be payable on a change of control redemption (see “Description of the Notes—Change of Control”). According to U.S. Treasury Regulations, the possibility that such a payment may be made will not affect the amount of interest you will recognize if there is only a remote likelihood, as of the date the notes are issued, that the payment will be made. We believe that the likelihood that we will be obligated to pay you these amounts is remote. Therefore, we do not intend to treat the potential payment of a premium as part of the yield to maturity of the notes. Our determination of whether this contingency is remote will be binding on you unless you disclose a contrary position in the manner required by the applicable U.S. Treasury Regulations. Our determination, however, is not binding on the IRS, and if the IRS were to challenge this determination successfully, you could be required to accrue interest on the notes under the rules applicable to debt instruments that provide for alternative payment schedules or for contingent payments. Under these rules, you could be required to treat any gain recognized on the sale or disposition of a note as ordinary income, and the timing and amount of income inclusion could be different from the consequences discussed herein. In the event we are required to pay a premium on the notes, it could affect the amount and timing of the income you recognize. The remainder of this discussion assumes that the notes will not be treated as contingent payment debt instruments.

Please consult your own tax advisors with regard to the application of the tax consequences discussed below to your particular situation and the application of any other U.S. federal as well as state or local or foreign tax laws and tax treaties, including gift and estate tax laws.

As used herein, “U.S. Holder” means a beneficial owner of a note or notes that is, for U.S. federal income tax purposes:

•

an individual citizen or resident of the U.S., including an alien individual who is a lawful permanent resident of the U.S. or who meets the “substantial presence” test under Section 7701(b) of the Code;

•

a corporation or other entity taxable as a corporation for U.S. federal income tax purposes created or organized in the U.S. or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust, if (i) a U.S. court can exercise primary supervision over the administration of the trust and one or more U.S. persons (within the meaning of the Code) have the authority to control all substantial trust decisions or (ii) a valid election is in place to treat the trust as a U.S. person.

As used herein, a “non-U.S. Holder” is a beneficial owner of a note or notes that is an individual, corporation, estate or trust that is not a U.S. Holder.

U.S. Holders

This section applies to you if you are a U.S. Holder.

Exchange Offer

The exchange of the notes for the exchange notes will not constitute a taxable exchange. As a result, (1) you will not recognize taxable gain or loss as a result of exchanging your notes; (2) the holding period of the exchange notes will include the holding period of the notes you exchanged therefor; and (3) the adjusted basis of your exchange notes will be the same as the adjusted basis of the notes you exchanged therefor. Accordingly, references herein to “notes” apply equally to the exchange notes and the outstanding notes.

Cash Pay Notes

Payments of Interest on Cash Pay Notes. Interest on a cash pay note generally will be taxed as ordinary income. If you are a cash method taxpayer (as most individuals are), you must report interest on the cash pay notes in income when you receive it or it is unconditionally made available for your receipt. If you are an accrual method taxpayer, you must report interest on the cash pay notes in income as the interest accrues.

We have the option to repurchase the cash pay notes during certain time periods at a premium to the issue price. Under special rules governing this type of unconditional option, because the exercise of the option would increase the yield on the notes, the possibility of this redemption premium will not affect the amount of income recognized by you in advance of receipt of any such redemption premium.

Sale or Other Taxable Disposition of Cash Pay Notes

On the sale, exchange (other than for an exchange note pursuant to the exchange offer or in a tax-free transaction), redemption, retirement or other taxable disposition of each of your cash pay notes:

•

You generally will recognize taxable gain or loss equal to the difference between (i) the sum of the cash and the fair market value of any property you receive in exchange (less a portion allocable to any accrued and unpaid interest, which generally will be taxable to you as ordinary income at that time if not previously included in your income) and (ii) your adjusted tax basis in the cash pay note.

•	In general, your tax basis in a cash pay note is your cost therefor.

•

Subject to the market discount rules discussed below, your gain or loss generally will be a capital gain or loss and will be a long-term capital gain or loss if at the time of the disposition you have held the cash pay note for more than one year. Otherwise, your gain or loss generally will be a short-term gain or loss. For some non-corporate taxpayers (including individuals) long-term capital gains are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

PIK Toggle Notes

Treatment of PIK Notes. Because the PIK toggle notes provide us with the option to pay PIK interest in lieu of paying cash interest in any interest payment period after the initial interest payment, we will treat the PIK toggle notes as issued with OID, as described below. The issuance of PIK notes generally is not treated as a payment of interest. Instead, the PIK toggle notes and any PIK notes issued in respect of PIK interest thereon are treated as a single debt instrument under the OID rules.

Original Issue Discount. The PIK toggle notes are issued with OID in an amount equal to the difference between their “stated redemption price at maturity” (the sum of all payments to be made on the PIK toggle notes other than “qualified stated interest”) and their “issue price.” You generally must include OID in gross income in advance of the receipt of cash attributable to that income. The “issue price” of each PIK toggle note is the first price at which a substantial amount of the outstanding PIK toggle notes were sold (other than to an underwriter, placement agent or wholesaler). The term “qualified stated interest” means stated interest that is unconditionally payable in cash or in property (other than debt instruments of the issuer) at least annually at a single fixed rate. Because we have the option in any interest payment period after the initial interest payment period to make interest payments in PIK interest instead of paying cash, none of the stated interest payments on the PIK toggle notes is qualified stated interest.

If a you are an initial purchaser of an outstanding PIK toggle note, the amount of OID that you are required to include in income generally will equal the sum of the “daily portions” of OID with respect to the PIK toggle note for each day during the taxable year or portion of the taxable year in which you held such PIK toggle note (“accrued OID”). The daily portion is determined by allocating to each day in an “accrual period” the pro rata portion of the OID allocable to that accrual period. The “accrual period” for the PIK toggle note may be of any length and may vary in length over the term of the PIK toggle note, provided that each accrual period is not longer than one year and that each scheduled payment of interest or principal occurs on the first or final day of an accrual period.

The amount of OID allocable to any accrual period other than the final accrual period is an amount equal to the product of the PIK toggle note’s adjusted issue price at the beginning of such accrual period and its yield to maturity (determined on the basis of compounding at the close of each accrual period and properly adjusted for the length of the accrual period). OID allocable to a final accrual period is the difference between the amount payable at maturity and the adjusted issue price at the beginning of the final accrual period. The yield to maturity of a PIK toggle note is the discount rate that causes the present value of all payments on the note as of its original issue date to equal the issue price of such note. For purposes of determining the yield to maturity, because the exercise of the option to pay PIK interest would increase the yield on the notes, the assumption is that we will pay interest in cash and not exercise that option to pay PIK interest.

The “adjusted issue price” of a PIK toggle note at the beginning of any accrual period is equal to its issue price increased by the accrued OID for each prior accrual period and reduced by any cash payments made on such PIK toggle note on or before the first day of the accrual period. We are required to provide information returns stating the amount of OID accrued on PIK toggle notes held of record by persons other than corporations and other holders exempt from information reporting.

If we in fact pay interest in cash on the PIK toggle notes, you will not be required to adjust your OID inclusions. Each payment made in cash under a PIK toggle note will be treated first as a payment of any accrued OID that has not been allocated to prior payments and second as a payment of principal. You generally will not be required to include separately in income cash payments received on the PIK toggle notes to the extent such payments constitute payments of previously accrued OID or payments of principal.

If, for an interest payment period, we exercise our option to pay interest in the form of PIK interest, your OID calculation for future periods will be adjusted by treating the PIK toggle note as if it had been retired and then reissued for an amount equal to its adjusted issue price on the date preceding the last date of such interest payment period, and re-calculating the yield to maturity of the reissued note by treating the amount of such PIK interest (and of any prior PIK interest) as a payment that will be made on the maturity date on such note. Since we elected to pay interest in the form of PIK interest for the interest periods ending October 31, 2009 and April 30, 2010, your OID calculation was adjusted on October 30, 2009 and will be adjusted again on April 29, 2010.

The rules regarding OID are complex and the rules described above may not apply in all cases. Accordingly, you should consult your own tax advisors regarding their application.

Sale or Other Taxable Disposition of PIK Toggle Notes

On the sale, exchange (other than for an exchange note pursuant to the exchange offer or in a tax-free transaction), redemption, retirement or other taxable disposition of each of your PIK toggle notes:

•

You generally will recognize gain or loss equal to the difference between (i) the sum of the cash and the fair market value of any property you receive in exchange and (ii) your adjusted tax basis in the PIK toggle note.

•

In general, your adjusted tax basis in a PIK toggle note is your cost of the PIK toggle note, increased by OID previously included in income and decreased (but not below zero) by any cash payments you have previously received on the PIK toggle note.

•

Subject to the market discount rules discussed below, your gain or loss generally will be a capital gain or loss and will be a long-term capital gain or loss if at the time of the disposition you have held the PIK toggle note for more than one year. Otherwise, your gain or loss generally will be a short-term gain or loss. For some non-corporate taxpayers (including individuals) long-term capital gains are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Although not free from doubt, your adjusted tax basis in the PIK toggle note should be allocated between the original PIK toggle note and any PIK notes received in respect of PIK interest thereon in proportion to their relative principal amounts. Your holding period in any PIK note received in respect of PIK interest would likely be identical to your holding period for the original PIK toggle note with respect to which the PIK note was received.

Payments you receive upon a Special Redemption of a portion of a PIK toggle note will be treated as payment of a portion of the then-accrued OID with respect to such PIK toggle note in its entirety.

Market Discount, Acquisition Premium and Bond Premium

Under the market discount provisions of the Code, generally if you have purchased (1) an outstanding note at our initial offering of the outstanding notes for an amount less than its issue price or (2) an outstanding note or exchange note subsequent to our initial offering of the outstanding notes for an amount less than the adjusted issue price, the difference will be treated as market discount. You will be required, subject to a de minimis exception, to treat any gain on the sale, exchange or retirement of the outstanding note or the exchange note as ordinary income to the extent of the market discount that has not previously been included in your income and that has accrued on such outstanding note or exchange note (including, in the case of an exchange note, any market discount accrued on the outstanding note exchanged for such an exchange note) at the time of such sale, exchange or retirement. Unless you elect to accrue under a constant yield method, any market discount will be considered to accrue ratably during the period from the date of acquisition of the exchange note to the maturity date.

If an outstanding note or an exchange note has market discount, you may be required to defer the deduction of all or a portion of the interest expense on any indebtedness incurred or continued in order to purchase or carry the outstanding note or the exchange note (including, in the case of an exchange note, the interest expense on any indebtedness incurred or continued in order to purchase or carry the outstanding note exchanged for such an exchange note) until (1) the maturity of the outstanding note or exchange note, (2) the earlier disposition in a taxable transaction of the outstanding note or exchange note or (3) if you make an appropriate election, a subsequent taxable year in which you realize sufficient interest income with respect to the exchange note. You may elect to include market discount in income currently as it accrues, on either a ratable or constant yield method, in which case the rule described above regarding deferral of interest deductions will not apply. This election to include market discount in income currently, once made, applies to all market discount obligations acquired by you during the taxable year of the election and thereafter, and may not be revoked without the consent of the Internal Revenue Service (the “IRS”).

If you have purchased an outstanding note or an exchange note and immediately after the acquisition your basis in the note is (i) less than the sum of all amounts payable on it other than payments of qualified stated interest after the date on which you purchased it, and (ii) greater than the adjusted issue price of the note, the difference between your basis in the note and the adjusted issue price of the note immediately after your purchase of the note will be treated as acquisition premium. The amount of the OID that you are required to include in gross income in each taxable period will be reduced by an allocable portion of this acquisition premium.

If you have purchased an outstanding note or an exchange note and immediately after the acquisition your basis in the note is greater than the sum of all amounts payable on it after the date on which you purchased it other than payments of qualified stated interest, the difference will be treated as amortizable bond premium. You generally may elect to amortize that premium from the purchase date to the maturity date under a constant yield method. Amortizable bond premium generally only can offset interest income on such outstanding note or exchange note (including, in the case of an exchange note, the income on the outstanding note exchanged for such an exchange note) and generally may not be deducted against other income. Your basis in an outstanding note or an exchange note will be reduced by any premium amortization deductions. An election to amortize premium on a constant yield method, once made, generally applies to all debt obligations held or subsequently acquired by you during the taxable year of the election and thereafter, and may not be revoked without the consent of the IRS.

The rules regarding market discount, acquisition premium and bond premium are complex and the rules described above may not apply in all cases. Accordingly, you should consult your own tax adviser regarding their application.

Information Reporting and Backup Withholding

We, or if you hold your notes through a broker or other securities intermediary, the intermediary, may be required to file information returns with respect to payments made to you of interest, and, in some cases, disposition proceeds on the notes.

You may be subject to backup withholding with respect to interest paid on the notes or proceeds received from a disposition of the notes. Certain holders (including, among others, corporations and certain tax-exempt organizations) generally are not subject to backup withholding. You will be subject to backup withholding if you are not otherwise exempt and you:

•	fail to furnish your Taxpayer Identification Number (“TIN”), for use in reporting information to the IRS. If you are an individual, your TIN generally is your social security number;

•	furnish an incorrect TIN;

•	are notified by the IRS that you have failed to report properly payments of interest or dividends; or

•	fail to certify, under penalties of perjury, that you have furnished the correct TIN, that you are a U.S. person and that you are not subject to backup withholding.

If you are subject to these requirements but do not comply with them, we or the intermediary must withhold a percentage of all amounts payable to you on the notes, including principal payments. Under current law, this percentage will be 28% through 2010, and 31% thereafter. This is called “backup withholding.” Backup withholding may also apply if we are notified by the IRS that such withholding is required or that the TIN you provided is incorrect.

Backup withholding is not an additional tax. You may apply/claim any withheld amounts as a credit against your U.S. federal income tax liability or may claim a refund as long as you timely provide certain information to the IRS.

Non-U.S. Holders

This section applies to you if you are a non-U.S. Holder.

U.S. Federal Withholding Tax

Subject to the discussion below concerning backup withholding, interest on the notes paid to you by us or any paying agent (in its capacity as such) will not be subject to U.S. federal income or withholding tax, provided that:

•

you do not own, directly or indirectly, actually or constructively, 10% or more of the consolidated voting power of all classes of our stock entitled to vote within the meanings of Section 871(h)(3) of the Code and U.S. Treasury Regulations thereunder;

•	you are not a controlled foreign corporation (within the meaning of the Code) that is related, directly or indirectly, to us through sufficient stock ownership (as provided in the Code);

•	you are not a bank receiving interest on the notes on an extension of credit made pursuant to a loan arrangement entered into in the ordinary course of your trade or business;

•	interest on the notes is not effectively connected with your conduct of a U.S. trade or business; and,

•

you certify to us or our paying agent on IRS Form W-8BEN (or an appropriate successor form), under penalties of perjury, that you are not a U.S. person within the meaning of the Code. If you hold the notes through a financial institution or other agent acting on your behalf, you will be required to provide appropriate documentation to the agent who will then be required to provide certification to us or our paying agent, either directly or through other intermediaries.

If you do not satisfy the requirements of the “portfolio interest” exception described above, payments of interest to you will be subject to a 30% U.S. federal withholding tax unless you provide us or our paying agent, as the case may be, with a properly executed (i) IRS Form W-8BEN (or other applicable form) claiming an exemption from or reduction in withholding under an applicable income tax treaty or (ii) IRS Form W-8ECI (or other applicable form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with your conduct of a trade or business in the U.S. U.S. federal withholding tax generally will not apply to any payment of principal or gain that you realize on the sale, exchange, retirement, or other disposition of a note.

Sale or Other Taxable Disposition of the Notes

If you are a non-U.S. Holder, you generally will not be subject to U.S. federal income tax or withholding tax on gain recognized on the sale, exchange, redemption, retirement or other disposition of a note so long as (1) the gain is not effectively connected with your conduct of a trade or business within the U.S. (or, if a treaty applies, the gain is not attributable to a U.S. trade or business conducted through a U.S. “permanent establishment” maintained by you) and (2) if you are an individual, you are not present in the U.S. for 183 days or more in the taxable year of disposition or certain other requirements are met.

U.S. Federal Estate Tax

A note held or beneficially owned by an individual who, for U.S. federal estate tax purposes, is not a citizen or resident of the U.S. at the time of death will not be includable in the individual’s gross estate for U.S. federal estate tax purposes, provided that (i) such holder or beneficial owner did not at the time of death actually or constructively own 10% or more of the consolidated voting power of all classes of our stock entitled to vote, and (ii) at the time of death, payments with respect to such note would not have been effectively connected with the conduct by such holder of a trade or business in the U.S. In addition, under the terms of an applicable estate tax treaty, the U.S. federal estate tax may not apply with respect to a note.

Information Reporting and Backup Withholding

Information reporting will generally apply to payments of interest made to you and the amount of tax, if any, withheld with respect to such payments. Copies of the information returns reporting such interest payments and any withholding may also be made available to the tax authorities in the country in which you reside under the provisions of an applicable income tax treaty or agreement.

In general, backup withholding will not apply to interest payments that we make to you provided that we do not have actual knowledge or reason to know that you are a U.S. person and we have received from you the required certification that you are a Non-U.S. Holder described above in the fifth bullet point under the “portfolio interest” exception under “U.S. Federal Withholding Tax.”

Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale or other disposition of our notes within the U.S. or conducted through certain U.S.-related financial intermediaries, unless you certify under penalty of perjury that you a Non-U.S. Holder (and the payor does not have actual knowledge or reason to know that you are a U.S. person) or you otherwise establish an exemption.

The backup withholding tax is not an additional tax and any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the IRS.

CERTAIN ERISA CONSIDERATIONS

ERISA imposes certain requirements on “employee benefit plans” (as defined in ERISA) subject to Title I of ERISA, including entities such as collective investment funds and separate accounts whose underlying assets include the assets of such plans (collectively, “ERISA Plans”) and on those persons who are fiduciaries with respect to ERISA Plans.

A fiduciary of an ERISA Plan considering this offer to exchange the outstanding notes must consider, among other things, whether the decision to accept or reject the offer is in accordance with the documents and instruments governing the Plan, is solely in the interest of Plan participants and beneficiaries, and is otherwise consistent with the prudence, diversification and other requirements applicable to the discharge of its fiduciary responsibilities under ERISA.

Section 406 of ERISA and Section 4975 of the Code prohibit certain transactions involving the assets of an ERISA Plan (Section 4975 of the Code also imposes prohibitions for certain plans that are not subject to Title I of ERISA but which are subject to Section 4975 of the Code, such as individual retirement accounts (together with ERISA Plans, “Plans”)) and certain persons (referred to as “parties in interest” or “disqualified persons”) having certain relationships to such Plans, unless a statutory or administrative exemption is applicable to the transaction. A party in interest or disqualified person who engages in a prohibited transaction may be subject to excise taxes and other penalties and liabilities under ERISA and Section 4975 of the Code. Accordingly, each original purchaser and transferee of a note will be deemed to have represented and agreed that either (i) it is not (and for so long as it holds any note or interest therein will not be), and is not acting on behalf of (and for so long as it holds any note or interest therein will not be acting on behalf of), (A) an “employee benefit plan” as defined in and subject to Part 4 of Subtitle B of Title I of ERISA, (B) a “plan” as defined in and subject to Section 4975 of the Code, or (C) any entity whose underlying assets are deemed for purposes of ERISA or the Code to include “plan assets” by reason of such plan investment in the entity; or (ii) its purchase, holding and, if applicable, exchange of such note (or any interest therein) will not constitute or result in a non-exempt prohibited transaction under ERISA or Section 4975 of the Code.

Prior to accepting or rejecting this exchange offer, or otherwise disposing of outstanding notes or investing in the exchange notes, Plan fiduciaries and their legal advisors should consider the duties and restrictions imposed upon them by ERISA and the Code as they relate to investments in the notes for, or on behalf of, an ERISA plan, including, without limitation, the considerations summarized above.

Certain governmental, church or non-U.S. plans not subject to ERISA or the Code may nevertheless be subject to laws that impose analogous duties and restrictions (“Similar Laws”). Fiduciaries of such a governmental, church or non-U.S. plan, and their advisors, prior to accepting or rejecting this exchange offer, or otherwise disposing of outstanding notes or investing in the exchange notes, should consider their duties under, and the possible need for and the scope of any applicable exemptions under, such Similar Laws with respect to such investment or exchange.

THE PRECEDING DISCUSSION IS ONLY A SUMMARY OF CERTAIN ERISA AND OTHER IMPLICATIONS OF AN INVESTMENT IN THE NOTES AND DOES NOT PURPORT TO BE COMPLETE. INVESTORS SHOULD CONSULT WITH THEIR OWN LEGAL, TAX, FINANCIAL AND OTHER ADVISORS PRIOR TO MAKING INVESTMENT DECISIONS TO REVIEW THESE IMPLICATIONS IN LIGHT OF SUCH INVESTOR’S PARTICULAR CIRCUMSTANCES.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offers must acknowledge that it will deliver a prospectus in connection with any resale of the exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for outstanding notes where the outstanding notes are acquired as a result of market-making activities or other trading activities. To the extent any such broker-dealer participates in the exchange offers, we have agreed that for a period of up to 90 days, we will use our commercially reasonable efforts to make this prospectus, as amended or supplemented, available to such broker-dealer for use in connection with any such resale, and will deliver as many additional copies of this prospectus and each amendment or supplement to this prospectus and any documents incorporated by reference in this prospectus as such broker-dealer may reasonably request.

We will not receive any proceeds from any sale of exchange notes by broker-dealers. Exchange notes received by broker-dealers for their own accounts pursuant to the exchange offers may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of these methods of resale, at market prices prevailing at the time of resale, at prices related to the prevailing market prices or negotiated prices. Any resale may be made directly to purchasers or to through brokers or dealers who may receive compensation in the form of commissions or concessions from any broker-dealer or the purchasers of any exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offers and any broker or dealer that participates in a distribution of the exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit on any resale of exchange notes and any commissions or concessions received by these persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

We have agreed to pay all expenses incident to the exchange offers and will indemnify the holders of outstanding notes, including any broker-dealers, against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

Certain legal matters in connection with the exchange notes and guarantees will be passed upon for us by Ropes & Gray LLP, Boston, Massachusetts. Ropes & Gray LLP and some partners of Ropes & Gray LLP are members of RGIP, LLC, which is an investor in certain investment funds associated with Silver Lake Partners and often a co-investor with such funds. RGIP, LLC indirectly owns shares of Avaya’s parent company representing less than 1% of the outstanding shares of stock of such company.

EXPERTS

The financial statements of Avaya Inc. as of September 30, 2009 and 2008, and for the year ended September 30, 2009 and for the period from October 27, 2007 through September 30, 2008, and the financial statements for the period October 1, 2007 through October 26, 2007 and for the year ended September 30, 2007, included in this Prospectus have been so included in reliance on the reports of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

The combined financial statements of NES, as of September 30, 2009 and December 31, 2008, and for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent auditors, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing. The audit report covering the September 30, 2009, combined financial statements contains an explanatory paragraph that states that: (i) NES’s owner, Nortel Networks Corporation, and certain of its Canadian subsidiaries filed for creditor protection pursuant to the provisions of the Companies’ Creditors Arrangement Act; certain of Nortel Networks Corporation’s United States subsidiaries filed voluntary petitions seeking to reorganize under Chapter 11 of the United States Bankruptcy Code; certain of Nortel Networks Corporation’s subsidiaries in Europe, the Middle East and Africa made consequential filings under the Insolvency Act 1986 in the United Kingdom; and Nortel Networks Corporation’s Israeli subsidiaries made consequential filings under the Israeli Companies Law 1999; (ii) these conditions raise substantial doubt about Nortel Networks Corporation’s and NES’ ability to continue as a going concern; and (iii) combined financial statements do not include any adjustments that might result from the outcome of that uncertainty. The report of KPMG LLP also refers to changes in NES’s method of accounting for fair value measurements and the date at which it measures the funded status of its defined benefit pension plans and other postretirement plans.

WHERE YOU CAN FIND MORE INFORMATION

We and the guarantors have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to the exchange notes being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us, the guarantors or the exchange notes, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete. We are not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a result of the offering of the exchange notes, we will become subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file reports and other information with the SEC. The registration statement, such reports and other information can be inspected and copied at the Public Reference Room of the SEC located at Room 1580, 100 F Street, N.E., Washington D.C. 20549. Copies of such materials, including copies of all or any portion of the registration statement, can be obtained from the Public Reference Room of the SEC at prescribed rates. You can call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. Such materials may also be accessed electronically by means of the SEC’s home page on the Internet (http://www.sec.gov).

Under the terms of the indenture relating to the notes, we have agreed that, whether or not we are required to do so by the rules and regulations of the SEC, for so long as any of the notes remain outstanding, we will furnish to the trustee and holders of the notes the information specified therein in the manner specified therein. See “Description of the Exchange Notes.”

AVAYA INC.

Index to Consolidated Financial Statements

For The Years Ended September 30, 2009, 2008 and 2007

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Avaya Inc.:

In our opinion, the accompanying consolidated statements of operations, of changes in stockholders’ equity and comprehensive income (loss) and of cash flows present fairly, in all material respects, the results of operations and of cash flows of Avaya Inc. and its subsidiaries (predecessor company) for the year ended September 30, 2007, and for the period from October 1, 2007 through October 26, 2007 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Notes 12 and 13 to the consolidated financial statements, the Company changed the manner in which it accounts for uncertain tax positions effective October 1, 2007 and the manner in which it accounts for defined benefit pension and other postretirement plans effective September 30, 2007, respectively.

PricewaterhouseCoopers LLP

December 24, 2008, except for the changes in segment reporting, as discussed in Note 15, and Note 18, as to which the date is December 16, 2009.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of Avaya Inc.:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders’ equity (deficiency) and comprehensive income (loss) and of cash flows present fairly, in all material respects, the financial position of Avaya Inc. and its subsidiaries (successor company) at September 30, 2009 and 2008, and the results of their operations and their cash flows for the year ended September 30, 2009 and for the period from October 27, 2007 through September 30, 2008 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

December 16, 2009

Avaya Inc.

Consolidated Statements of Operations

(In millions)

	Predecessor		Successor
	Year ended September 30, 2007	Period from October 1, 2007 through October 26, 2007	Period from October 27, 2007 through September 30, 2008	Year ended September 30, 2009
REVENUE
Products	$2,882	$96	$2,603	$1,928
Services	2,396	150	2,320	2,222

	5,278	246	4,923	4,150

COSTS
Products:
Costs (exclusive of amortization of intangibles)	1,295	56	1,256	872
Amortization of technology intangible assets	20	1	231	248
Services	1,512	100	1,403	1,164

	2,827	157	2,890	2,284

GROSS MARGIN	2,451	89	2,033	1,866

OPERATING EXPENSES
Selling, general and administrative	1,552	111	1,466	1,274
Research and development	444	29	376	309
Amortization of intangible assets	48	4	187	207
Impairment of indefinite-lived intangible assets	—	—	130	60
Goodwill impairment	—	—	899	235
Restructuring charges, net	36	1	—	160
In-process research and development charge	—	—	112	12
Acquistion-related costs	—	—	—	29
Merger-related costs	105	57	1	—

	2,185	202	3,171	2,286

OPERATING INCOME (LOSS)	266	(113)	(1,138)	(420)
Interest expense	(1)	—	(377)	(409)
Other income, net	40	1	24	12

INCOME (LOSS) BEFORE INCOME TAXES	305	(112)	(1,491)	(817)
Provision for (benefit from) income taxes	93	(24)	(183)	30

NET INCOME (LOSS)	$212	$(88)	$(1,308)	$(847)

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Avaya Inc.

Consolidated Balance Sheets

(In millions, except per share and shares amounts)

	September 30, 2008	September 30, 2009
ASSETS
Current assets:
Cash and cash equivalents	$579	$567
Accounts receivable, net	856	655
Inventory	226	126
Deferred income taxes, net	199	7
Other current assets	279	173

TOTAL CURRENT ASSETS	2,139	1,528

Property, plant and equipment, net	515	419
Deferred income taxes, net	8	13
Intangible assets, net	3,154	2,636
Goodwill	3,956	3,695
Other assets	223	359

TOTAL ASSETS	$9,995	$8,650

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIENCY)
Current liabilities:
Debt maturing within one year	$72	$38
Accounts payable	360	321
Payroll and benefit obligations	377	265
Deferred revenue	455	466
Business restructuring reserve, current portion	127	148
Other current liabilities	272	334

TOTAL CURRENT LIABILITIES	1,663	1,572

Long-term debt	5,150	5,112
Benefit obligations	1,322	2,053
Deferred income taxes, net	340	134
Business restructuring reserve, non-current portion	86	66
Other liabilities	386	410

TOTAL NON-CURRENT LIABILITIES	7,284	7,775

Commitments and contingencies

STOCKHOLDER’S EQUITY (DEFICIENCY)
Common stock, par value $.01 per share; 100 shares authorized, issued and outstanding	—	—
Additional paid-in capital	2,457	2,466
Accumulated deficit	(1,308)	(2,155)
Accumulated other comprehensive loss	(101)	(1,008)

TOTAL STOCKHOLDER’S EQUITY (DEFICIENCY)	1,048	(697)

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIENCY)	$9,995	$8,650

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Avaya Inc.

Consolidated Statements of Changes in Stockholders’ Equity (Deficiency) and Comprehensive Income (Loss)

Dollars in millions, shares in thousands	Number of Shares	Common Stock	Additional Paid-In Capital	(Accumulated Deficit) / Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholder’s Equity / (Deficiency)	Comprehensive Income (Loss)
Predecessor
Balance as of September 30, 2006	451,742	$5	$2,637	$148	$(698)	$(6)	$2,086

Cumulative effect of adjustments resulting from the adoption of SAB 108, net of tax effect of $14				(23)			(23)
Retirement of common shares repurchased	(7,305)		(94)				(94)
Issuance of common stock to employees under the stock purchase plan	1,171		153				153
Accelerated vesting of stock options and restricted stock units in connection with the merger	17,756		85				85
Tax benefits from employee stock option plans	—		27				27
Amortization of vested restricted stock units	—		19				19
Other stock transactions	1,122		15				15
Purchase of treasury stock	(2,862)					(46)	(46)
Net income				212			212	$212
Minimum pension liability, net of tax effect of $121					214		214	214
Cumulative impact for adoption of new accounting guidance relating to defined benefit and postretirement plans, net of tax effect of $136					(199)		(199)
Foreign currency translation					137		137	137

Total comprehensive income								$563

Balance as of September 30, 2007	461,624	$5	$2,842	$337	$(546)	$(52)	$2,586

Issuance of common stock under employee stock option plan	2,357		93				93
Amortization of vested restricted stock units	—		6				6
Other stock transactions	—		(2)				(2)
Net loss				(88)			(88)	$(88)
Cumulative impact for adoption of new accounting guidance relating to uncertainty in income taxes				(52)			(52)
Foreign currency translation					23		23	23
Other					1		1	1
Change in unamortized pension, postretirement and post employment actuarial losses, net of tax effect					4		4	4
Purchase of treasury stock						(99)	(99)

Total comprehensive loss								$(60)

Balance as of October 26, 2007	463,981	$5	$2,939	$197	$(518)	$(151)	$2,472

Avaya Inc.

Consolidated Statements of Changes in Stockholders’ Equity (Deficiency) and Comprehensive Income (Loss)—(Continued)

Dollars in millions, shares in thousands	Number of Shares	Common Stock	Additional Paid-In Capital	(Accumulated Deficit) / Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total Stockholder’s Equity / (Deficiency)	Comprehensive Income (Loss)
Successor
Equity contribution			2,436				2,436
Amortization of share-based compensation			21				21
Net loss				(1,308)			(1,308)	$(1,308)
Change in unamortized pension, postretirement and post employment actuarial losses, net of tax effect of $59					(36)		(36)	(36)
Foreign currency translation					(36)		(36)	(36)
Unrealized loss on interest rate swap instruments, net of tax effect of $17					(26)		(26)	(26)
Other					(3)		(3)	(3)

Total comprehensive loss								$(1,409)

Balance as of September 30, 2008	—	$—	$2,457	$(1,308)	$(101)	$—	$1,048

Amortization of share-based compensation			9				9
Net loss				(847)			(847)	$(847)
Change in unamortized pension, postretirement and post employment actuarial losses, net of tax effect of $0					(791)		(791)	(791)
Foreign currency translation					(59)		(59)	(59)
Unrealized loss on interest rate swap instruments, net of tax effect of $0					(56)		(56)	(56)
Other					(1)		(1)	(1)

Total comprehensive loss								$(1,754)

Balance as of September 30, 2009	—	$—	$2,466	$(2,155)	$(1,008)	$—	$(697)

The accompanying Notes to Consolidated Financial Statements are an integral part of these Statements.

Avaya Inc.

Consolidated Statements of Cash Flows

(In millions)

	Predecessor		Successor
	Year ended September 30, 2007	Period from October 1, 2007 through October 26, 2007	Period from October 27, 2007 through September 30, 2008	Year ended September 30, 2009
OPERATING ACTIVITIES:
Net loss	$212	$(88)	$(1,308)	$(847)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	297	23	616	652
Share-based compensation	124	6	21	10
Amortization of debt issuance costs	—	—	17	22
Provision for uncollectible receivables	6	3	(3)	(6)
Deferred income taxes, net	(4)	(19)	(295)	(16)
Impairment of goodwill	—	—	899	235
Impairment of long-lived assets	8	—	140	62
Reversal of liabilities related to tax settlements	(8)	—	—	—
(Gain) loss on sale of long-lived assets	(8)	—	—	2
Restructuring charges, net	36	1	—	160
Realization of fair value adjustments applied to inventory	—	—	182	—
In-process research and development charge	—	—	112	12
Unrealized losses (gains) on foreign currency exchange	18	9	(22)	(30)
Changes in operating assets and liabilities:
Accounts receivable	(88)	144	(31)	211
Inventory	24	(39)	86	101
Accounts payable	(34)	34	7	(45)
Payroll and benefit obligations	111	18	(139)	(191)
Business restructuring reserve	(106)	(8)	(117)	(145)
Deferred revenue	105	71	87	29
Other assets and liabilities	(56)	(22)	51	26

NET CASH PROVIDED BY OPERATING ACTIVITIES	637	133	303	242

INVESTING ACTIVITIES:
Capital expenditures	(120)	(8)	(120)	(76)
Capitalized software development costs	(93)	(7)	(74)	(43)
Acquisition of businesses, net of cash acquired	(162)	—	—	(11)
Acquisition of Avaya Inc. by Sierra Holdings Corp.	—	—	(8,356)	—
Escrow payment for proposed acquisition	—	—	—	(100)
Liquidation of securities available for sale	—	—	—	98
Proceeds from sale of long-lived assets	13	—	18	4
Purchase of securities available for sale	—	—	(98)	(1)
Restricted cash	—	—	—	(26)
Other investing activities, net	2	(1)	(6)	—

NET CASH USED FOR INVESTING ACTIVITIES	(360)	(16)	(8,636)	(155)

FINANCING ACTIVITIES:
Issuance of common stock	153	11	—	—
Repurchase of common stock	(94)	—	—	—
Cash received from borrowings for the acquisition of Avaya Inc.	—	—	5,250	—
Investment by Sierra Holdings Corp.	—	—	2,436	—
Debt issuance costs	—	—	(131)	(29)
Repayment of long-term debt	—	—	(28)	(72)
Other financing activities, net	(5)	—	(3)	—

NET CASH PROVIDED BY (USED FOR) FINANCING ACTIVITIES	54	11	7,524	(101)

Effect of exchange rate changes on cash and cash equivalents	40	7	(17)	2

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	371	135	(826)	(12)
Cash and cash equivalents at beginning of period	899	1,270	1,405	579

Cash and cash equivalents at end of period	$1,270	$1,405	$579	$567

The accompanying Notes to Consolidated Financial Statements are an integral part of these statements.

Avaya Inc.

Notes to Consolidated Financial Statements

1. Description of Business and Merger

Background

Avaya Inc. (the “Company” or “Avaya”) is a global leader in enterprise communications systems. The Company provides offers in unified communications, contact centers and related services, directly and through its channel partners, to businesses and organizations around the world. Enterprises of all sizes turn to Avaya for state-of-the-art communications to improve efficiency, collaboration, customer service and competitiveness.

Avaya’s combination of communications applications, software and services helps companies simplify complex communications and integrate them with technologies from other vendors, enabling customers to unlock value and potential from their networks. By embedding communications into the business processes of an enterprise, Avaya improves the way organizations work, making people more productive, processes more intelligent and customers more satisfied.

At the core of Avaya’s business is a large and diverse global installed customer base. Customers range in size from small enterprises with only a few employees to large government agencies and multinational companies with over 100,000 employees. The enterprises the Company serves operate in a broad range of industries around the world, including financial services, manufacturing, retail, transportation, energy, media and communications, health care, education and government.

Merger

On June 4, 2007, Avaya entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Sierra Holdings Corp., a Delaware corporation (“Parent”), and Sierra Merger Corp., a Delaware corporation and wholly owned subsidiary of Parent (“Merger Sub”), pursuant to which Merger Sub would be merged with and into the Company, with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Merger”). Parent was formed by affiliates of two private equity firms, Silver Lake Partners (“Silver Lake”) and TPG (“TPG”) (collectively, the “Sponsors”), solely for the purpose of entering into the Merger Agreement and consummating the Merger. The Merger Agreement provided for a purchase price of $17.50 per share of Avaya common stock (the “Merger Consideration”), or $8.4 billion. The Merger was completed on October 26, 2007 pursuant to the terms of the Merger Agreement.

In connection with the Merger, the Company entered into financing arrangements consisting of (i) a senior secured multi-currency asset-based revolving credit facility which provides financing of up to $335 million, subject to availability under a borrowing base, (ii) a senior secured credit facility including (a) a senior secured term loan in the aggregate principal amount of $3.8 billion and (b) a senior secured multi-currency revolver in an aggregate commitment amount of up to $200 million, and (iii) a senior unsecured credit facility consisting of (a) a $700 million senior unsecured cash pay loan, and (b) a $750 million senior unsecured PIK-toggle loan. See Note 9, “Financing Arrangements” for further details. The Company expensed approximately $163 million of Merger-related costs, including investment banking, legal and other third-party costs, of which approximately $96 million was non-cash stock compensation resulting from the accelerated vesting of stock options and restricted stock units in connection with the Merger.

Parent and the Company entered into a Management Services Agreement with Silver Lake Management Company III, L.L.C., an affiliate of Silver Lake, and TPG Capital, L.P., an affiliate of TPG, collectively “the Managers,” pursuant to which the Managers provide financial advisory services to the Company. In connection with the Merger, the Company paid the Managers $75 million in fees and $2 million in reimbursed out of pocket expenses for financial and structural advice and analysis as well as assistance with due diligence investigations and debt financing negotiations. These amounts have been expensed, allocated as debt issuance costs, or included in the overall purchase price of the Company. Pursuant to the Management Services Agreement, the Managers receive a monitoring fee of $7 million per annum and reimbursement for out-of-pocket expenses incurred in connection with the provision of such services. In the event of a financing, acquisition, disposition or change of control transaction involving the Company during the term of the Management Services Agreement, the Managers will have the right to require the Company to pay a fee equal to customary fees charged by internationally-recognized investment banks for serving as a financial advisor in similar transactions. The Management Services Agreement may be terminated at any time by the Managers, but will otherwise have an initial term ending on December 31, 2017 that will automatically be extended each December 31st for an additional year unless the Company or the Managers provide written notice of their desire not to extend the agreement. The Management Services Agreement will automatically terminate upon an initial public offering unless otherwise determined by the Managers, and, upon such a termination, the Managers will receive a one-time success fee in an amount equal to the net present values of the monitoring fees that would have been payable during the remaining term of the Management Services Agreement. In accordance with the Management Services Agreement, the Company recorded $7 million and $6 million of monitoring fees during fiscal 2009 and the period October 27, 2007 through September 30, 2008, respectively.

The Merger resulted in the creation of a new entity for accounting purposes as of October 26, 2007. The Company’s financial results for the periods through October 26, 2007 are referred to as those of the “Predecessor” company. The Company’s financial results for periods after October 26, 2007 are referred to as those of the “Successor” company.

2. Summary of Significant Accounting Policies

Use of Estimates

The Consolidated Financial Statements and related disclosures are prepared in conformity with accounting principles generally accepted in the United States of America. Management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and revenue and expenses during the periods reported. These estimates include assessing the collectibility of accounts receivable, sales returns and allowances, the use and recoverability of inventory, the realization of deferred tax assets, business restructuring reserves, pension and postretirement benefit costs, the fair value of equity compensation, the fair value of assets and liabilities acquired in business combinations, the recoverability of long-lived assets, and useful lives and impairment of tangible and intangible assets including goodwill, among others. The markets for the Company’s products are characterized by intense competition, rapid technological development and frequent new product introductions, all of which could affect the future recoverability of the Company’s assets. Estimates and assumptions are reviewed periodically and the effects of revisions are reflected in the Consolidated Financial Statements in the period they are determined to be necessary. Actual results could differ from these estimates.

Principles of Consolidation

The Consolidated Financial Statements include the accounts of Avaya and its subsidiaries. All intercompany transactions and balances have been eliminated in consolidation. Certain prior year amounts have been reclassified to conform to the current presentation. These reclassifications did not have an impact on the Company’s financial position or results of operations or cash flows.

Purchase Accounting

The Merger has been accounted for in accordance with authoritative guidance provided by the Financial Accounting Standards Board (“FASB”) regarding business combinations, which requires an allocation of the purchase price of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. As a result of the Merger, all of the assets and liabilities of the Predecessor company, as the acquiree, were recorded at estimated fair values by the Successor company, as the acquirer. The purchase price allocation resulted in significant changes to the Company’s balance sheet accounts including, inventory, deferred income tax assets and liabilities, property, plant and equipment, intangible assets, goodwill, employee benefit obligations, deferred revenue and other assets, liabilities and stockholders’ equity accounts.

Revenue Recognition

The Company derives revenue primarily from the sale and service of communications systems and applications. In accordance with Securities and Exchange Commission (“SEC”) Staff Accounting Bulletin (“SAB”) No. 104, “Revenue Recognition” (“SAB 104”), revenue is recognized when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, collectibility is reasonably assured, contractual obligations have been satisfied and title and risk of loss have been transferred to the customer.

The Company’s products are sold directly through its worldwide sales force and indirectly through its global network of distributors, dealers, value-added resellers and systems integrators. Generally, the purchase of the Company’s products would include installation (when sold directly) and a warranty for up to one year. Revenue from the direct sales of products that include installation services is recognized at the time the products are installed, after satisfaction of all the terms and conditions of the underlying customer contract. When the Company provides a combination of products and services to customers, the arrangement is evaluated under the Multiple-Elements Arrangements subtopic of FASB Accounting Standards Codification (“ASC”) Topic 605, “Revenue Recognition” (“ASC 605”). This subtopic of ASC 605 addresses certain aspects of accounting by a vendor for arrangements under which the vendor will perform multiple revenue-generating activities.

The Company’s indirect sales to distribution partners are generally recognized at the time of shipment if all contractual obligations have been satisfied. The Company accrues a provision for estimated sales returns and other allowances and deferrals relating to inventory levels held by distributors, promotional marketing programs, etc. as a reduction of revenue at the time of revenue recognition, as required by ASC 605.

The Company also sells proprietary voice application software products. Accordingly, the Company recognizes revenue related to these sales in accordance with the subtopic of Revenue Recognition under FASB ASC Topic 985, “Software” (“ASC 985”). In multiple element software arrangements, the Company allocates revenue to each element based on its relative fair value. The fair value of any undelivered element is determined using vendor-specific objective evidence (“VSOE”) or, in the absence of VSOE for all elements, the residual method when VSOE exists for all of the undelivered elements. In the absence of fair value for a delivered element, the Company first allocates revenue based on VSOE of the undelivered elements and the residual revenue to the delivered elements. Where VSOE of the undelivered element cannot be determined, the Company defers revenue for the delivered elements until the undelivered elements are delivered.

The Company’s sales require judgment principally in the areas of customer acceptance, returns assessment and collectibility. The assessment of collectibility is particularly critical in determining whether or not revenue should be recognized. The Company assesses collectibility based primarily on the creditworthiness of the customer as determined by credit checks and analysis, as well as the customer’s payment history. In addition, a significant amount of revenue is generated from sales of product to distributors. As such, the provision for estimated sales returns and other allowances and deferrals requires significant judgment. The Company provides for estimated sales returns and other allowances and deferrals as a reduction of revenue at the time of revenue recognition, as required. If these estimates, which are based on historical experience, are significantly below the actual amounts, revenue could be adversely affected.

The Company also derives revenue from: (i) supplemental maintenance services, including services provided under contracts to monitor and optimize customers’ communications network performance, and on a time–and-materials basis; (ii) professional services for implementation and integration of converged voice and data networks, network security and unified communications; and (iii) operations services. Maintenance contracts typically have terms that range from one to five years. Contracts for professional services typically have terms that range from two to four weeks for standard solutions and from six months to one year for customized solutions. Contracts for operations services typically have terms that range from one to seven years. Revenue from services performed under maintenance contracts, professional services and services performed under operations services arrangements is accounted for in accordance with ASC 605 and is deferred and recognized ratably over the term of the underlying customer contract or at the end of the contract, when obligations have been satisfied. For services performed on a time and materials basis, revenue is recognized upon performance.

Cash and Cash Equivalents

Cash and cash equivalents consist of highly liquid investments with original maturities of three months or less when purchased, and are stated at cost, which approximates market value.

Concentrations of Risk

The Company’s cash and cash equivalents are invested in various investment grade institutional money market accounts and bank term deposits, with the majority of these investments having government backing. Deposits held at banks may exceed the amount of insurance provided on such deposits. Generally, these deposits may be redeemed upon demand and are maintained with financial institutions with reputable credit and therefore bear minimal credit risk. The Company seeks to mitigate such risks by spreading its risk across multiple counterparties and monitoring the risk profiles of these counterparties.

The Company relies on a limited number of contract manufacturers and suppliers to provide manufacturing services for its products. The inability of a contract manufacturer or supplier to fulfill supply requirements of the Company could materially impact future operating results.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded net of reserves for sales returns and allowances, and provisions for doubtful accounts. The Company performs ongoing credit evaluations of its customers and generally does not require collateral from its customers. The allowances are based on analyses of historical trends, aging of accounts receivable balances and on the creditworthiness of customers as determined by credit checks and analyses, as well as customers’ payment history. There can be no assurance that the Company’s credit loss experience will remain at or near historic levels. At September 30, 2009, no single customer accounted for more than 10% of accounts receivable. At September 30, 2008, one customer accounted for approximately 10% of accounts receivable.

Inventory

Inventory includes goods awaiting sale (finished goods), equipment that is being installed at customer locations for various installations that are not yet complete and goods to be used in connection with providing maintenance services. Inventory is stated at the lower of cost or market, determined on a first-in, first-out method. Reserves to reduce the inventory cost to market value are based on current inventory levels, historical usage and product life cycles for the various inventory types.

As discussed in detail in Note 17, the Company has outsourced the manufacturing of substantially all of its products and may be obligated to purchase certain excess inventory levels from its outsourced manufacturers that could result from actual sales of product varying from forecast, in which case additional inventory provisions may need to be recorded in the future.

Research and Development Costs

Research and development costs are charged to expense as incurred. The costs incurred for the development of communications software that will be sold, leased or otherwise marketed, however, are capitalized when technological feasibility has been established in accordance with FASB ASC Topic 985, “Software” (“ASC 985”). These capitalized costs are subject to an ongoing assessment of recoverability based on anticipated future revenues and changes in hardware and software technologies. Costs that are capitalized include direct labor and related overhead.

Amortization of capitalized software development costs begins when the product is available for general release to customers. Amortization is recognized on a product-by-product basis generally on the straight-line method over a period of up to two years. Unamortized software development costs determined to be in excess of net realizable value of the product is expensed immediately. Included in other assets at September 30, 2009 and 2008, is unamortized software development costs of $70 million and $56 million, respectively.

Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is determined using a straight-line method over the estimated useful lives of the assets. Estimated lives range from three to ten years for machinery and equipment, five years for rental equipment and up to forty years for buildings.

Improvements that extend the useful life of assets are capitalized and maintenance and repairs are charged to expense as incurred. Upon retirement or disposal of assets, the cost and related accumulated depreciation are removed from the Consolidated Balance Sheets and any gain or loss is reflected in the Consolidated Statements of Operations.

Internal Use Software

Certain costs of computer software developed or obtained for internal use are capitalized and amortized on a straight-line basis over three to seven years. General and administrative costs, overhead, maintenance and training, as well as the cost of software that does not add functionality to the existing system, are expensed as incurred. As of September 30, 2009 and 2008, the Company had unamortized internal use software costs of $38 million and $61 million, respectively.

Goodwill

Goodwill is not amortized but is subject to periodic testing for impairment in accordance with FASB ASC Topic 350, “Intangibles-Goodwill and Other” (“ASC 350”) at the reporting unit level which is one level below the Company’s operating segments. The assessment of goodwill impairment is conducted by estimating and comparing the fair value of the Company’s reporting units’ net assets, as defined in ASC 350, to their carrying value as of that date. The fair value is estimated using an income approach whereby the fair value of the asset is based on the future cash flows that each reporting unit’s assets can be expected to generate. Future cash flows are based on forward-looking information regarding market share and costs for each reporting unit and are discounted using an appropriate discount rate. Future discounted cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized with newly acquired entities. The test for impairment is conducted annually each September 30 or when events occur or circumstances change indicating that the fair value of a reporting unit may be below its carrying amount.

Intangible and Long-lived Assets

Intangible assets include technology, customer relationships, trademarks and trade-names and other intangibles. Intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets, which range from two to fifteen years. Long-lived assets, including intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable in accordance with FASB ASC Topic 360-10-35, “Impairment or Disposal of Long-Lived Assets” (“ASC 360-10-35”). Determination of recoverability is based on an estimate of undiscounted future cash flows resulting from the use of the asset and its eventual disposition. Measurement of an impairment loss for long-lived assets that management expects to hold and use is based on the estimated fair value of the asset. Long-lived assets to be disposed of are reported at the lower of carrying amount or estimated fair value less costs to sell. Intangible assets determined to have indefinite useful lives are not amortized but are tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset may be impaired.

Investments

The Company’s investment portfolio as of September 30, 2009 consists primarily of investments that are generally concentrated in the emerging communications technology industry. These investments are carried at market value, if readily determinable, or cost, and are included in other assets. Investments that are carried at market value are reported at fair value with the unrealized gains or losses recorded in other comprehensive income.

The Company has investments accounted for under the cost method in addition to investments carried at fair value. The Company had equity method investments during fiscal 2009 and 2008, with its share of earnings or losses from these investments recorded in other income (expense), net. Investments are periodically reviewed for impairment and written down whenever declines in estimated fair value below carrying value are considered to be other than temporary. In making this determination, the Company considers, among other factors, sustained decreases in quoted market prices and a series of historic and projected operating losses by the investee. As of September 30, 2009 and 2008, the Company had investments of $9 million and $12 million, respectively, which are included in other assets on the Consolidated Balance Sheets.

Financial Instruments

The Company uses foreign currency forward contracts to manage and reduce risk to the Company by generating cash flows that offset the cash flows of certain transactions in foreign currencies in relation to their amounts and timing. The Company’s derivative financial instruments are used as risk management tools and not for speculative or trading purposes. These derivative instruments represent assets and liabilities and are classified as other current assets or other current liabilities on the Consolidated Balance Sheets. Gains and losses on the changes in the fair values of the Company’s derivative instruments are included in other income (expense), net. As permitted under FASB ASC Topic 815 “Derivatives and Hedging” (“ASC 815”), the Company has elected not to designate its forward contracts as hedges thereby precluding the use of hedge accounting for these instruments.

The Company uses interest rate swap agreements in order to reduce its exposure to variable rate interest payments associated with its senior secured term loan. The interest rate swaps are designated and qualify as cash flow hedges under ASC 815 and are included at estimated fair value as an asset or liability in the Consolidated Balance Sheets. These are bifurcated into current and non-current components depending upon the timing of the cash flows. Fair value related to the cash flows occurring within one year are classified as current and beyond one year as non-current. Unrealized gains/losses related to the change in market value on interest rate swaps are recorded in other comprehensive income (loss). The market value of the interest rate swaps recorded in other comprehensive income (loss) may be recognized in the Consolidated Statement of Operations if the interest rate swaps are determined to be ineffective, for example, if certain terms of the senior secured term loan change, if the loan is extinguished or if the interest rate swap agreements are terminated prior to maturity.

The Company also utilizes non-derivative financial instruments including letters of credit and commitments to extend credit.

Restructuring Programs

In connection with the Merger, the Company adopted a plan to exit certain activities of the newly acquired company. A liability was recognized as of the consummation date of the acquisition for the costs under the exit plan if these costs were not associated with or is not incurred to generate revenues of the combined entity after the consummation date and either (i) has no future economic benefit to the combined company, is incremental to other costs incurred by either the acquired company or the acquiring company in the conduct of activities prior to the consummation date, and will be incurred as a direct result of the plan to exit an activity of the acquired company or (ii) the cost represents an amount to be incurred by the combined company under a contractual obligation of the acquired company that existed prior to the consummation date and will either continue after the plan is completed with no economic benefit to the combined company or be a penalty incurred by the combined company to cancel that contractual obligation.

The Company accounts for the exit or disposal of activities that are not associated with a newly acquired business in accordance with FASB ASC Topic 420, “Exit or Disposal Cost Obligations” (“ASC 420”). In accordance with ASC 420, a business restructuring is defined as an exit or disposal activity that includes but is not limited to a program that is planned and controlled by management, and materially changes either the scope of a business or the manner in which that business is conducted. Business restructuring charges include (i) one-time termination benefits related to employee separations, (ii) contract termination costs and (iii) other costs associated with exit or disposal activities including, but not limited to, costs for consolidating or closing facilities and relocating employees.

A liability is recognized and measured at its fair value for one-time termination benefits once the plan of termination is communicated to affected employees and it meets all of the following criteria: (i) management commits to a plan of termination, (ii) the plan identifies the number of employees to be terminated and their job classifications or functions, locations and the expected completion date, (iii) the plan establishes the terms of the benefit arrangement and (iv) it is unlikely that significant changes to the plan will be made or the plan will be withdrawn. Contract termination costs include costs to terminate a contract or costs that will continue to be incurred under the contract without benefit to the Company. A liability is recognized and measured at its fair value when the Company either terminates the contract or ceases using the rights conveyed by the contract. A liability is recognized and measured at its fair value for other associated costs in the period in which the liability is incurred.

Pension and Postretirement Benefit Obligations

The Company sponsors non-contributory defined benefit pension plans covering certain of its U.S. employees and retirees, and postretirement benefit plans for certain U.S. retirees that include healthcare benefits and life insurance coverage. Certain non-U.S. operations have various retirement benefit programs covering substantially all of their employees. Some of these programs are considered to be defined benefit pension plans for accounting purposes.

The Company’s pension and postretirement benefit costs are developed from actuarial valuations. Inherent in these valuations are key assumptions, including the discount rate and expected long-term rate of return on plan assets. Material changes in pension and postretirement benefit costs may occur in the future due to changes in these assumptions, changes in the number of plan participants, changes in the level of benefits provided, changes in asset levels and changes in legislation.

The market-related value of the Company’s plan assets as of the measurement date is developed using a 5-year smoothing technique. First, a preliminary market-related value is calculated by adjusting the market-related value at the beginning of the year for payments to and from plan assets and the expected return on assets during the year. The expected return on assets represents the expected long-term rate of return on plan assets adjusted up to plus or minus 2% based on the actual 10-year average rate of return on plan assets. A final market-related value is determined as the preliminary market-related value, plus 20% of the difference between the actual return and expected return for each of the past five years.

These pension and other postretirement benefits are accounted for in accordance with FASB ASC Topic 715, “Compensation—Retirement Benefits” (“ASC 715”). ASC 715 requires that plan assets and obligations be measured as of the reporting date and to recognize the over-funded, under-funded or unfunded status of plans as of the reporting date as an asset or liability in the Consolidated Balance Sheets. In addition, ASC 715 requires costs and related obligations and assets arising from pensions and other postretirement benefit plans to be accounted for based on actuarially-determined estimates.

The plans use different factors, including years of service, eligible compensation and age, to determine the benefit amount for eligible participants. The Company funds its pension plans in compliance with applicable laws. See Note 13 “Benefit Obligations” for a discussion of amendments made to the Company’s pension and postretirement plans which froze benefit accruals and additional participation in the plans for its U.S. management employees effective December 31, 2003.

Share-based Compensation

The Company accounts for share-based compensation in accordance with FASB Topic ASC 718, “Compensation—Stock Compensation” (“ASC 718”), which requires the measurement and recognition of compensation expense for all share-based payment awards made to employees and directors including stock options, restricted stock units and stock purchases based on estimated fair values.

The Company adopted the alternative transition method for calculating the tax effects of share-based compensation pursuant to authoritative guidance provided by the FASB. The alternative transition method includes simplified methods to establish the beginning balance of the additional paid-in capital pool (“APIC pool”) related to the tax effects of employee share-based compensation, and to determine the subsequent impact on the APIC pool and Consolidated Statements of Cash Flows of the tax effects of employee share-based compensation awards that are outstanding upon adoption of ASC 718.

Income Taxes

Income taxes are accounted for under the asset and liability method. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases, and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the Consolidated Statements of Operations in the period that includes the enactment date. A valuation allowance is recorded to reduce the carrying amounts of deferred tax assets if it is more likely than not that such assets will not be realized.

FASB ASC subtopic 740-10, “Income Taxes—Overall” (“ASC 740-10”) prescribes a comprehensive model for the financial statement recognition, measurement, classification, and disclosure of uncertain tax positions. ASC 740-10 contains a two-step approach to recognizing and measuring uncertain tax positions. The first step is to evaluate the tax position for recognition by determining if the weight of available evidence indicates that it is more likely than not that the position will be sustained on audit, based on the technical merits of the position. The second step is to measure the tax benefit as the largest amount that is more than 50% likely of being realized upon settlement.

Deferred Financing Costs

Deferred financing costs, which are included in other assets, are amortized as interest expense on a straight-line basis over the contractual lives of the related credit facilities.

Foreign Currency Translation

Balance sheet accounts of non-U.S. subsidiaries that operate in a local currency environment, where the local currency is the functional currency, are translated from foreign currencies into U.S. dollars at period-end exchange rates while income and expenses are translated at the spot rate. Translation gains or losses related to net assets located outside the U.S. are shown as a component of accumulated other comprehensive loss in the Consolidated Statements of Changes in Stockholder’s Equity and of Comprehensive Income (Loss). Gains and losses resulting from foreign currency transactions, which are denominated in currencies other than the entity’s functional currency, are included in other income (loss), net in the Consolidated Statements of Operations.

Other Comprehensive Income (Loss)

Other comprehensive income (loss) is recorded directly to a separate section of stockholder’s equity (deficiency) in accumulated other comprehensive loss and primarily includes unrealized gains and losses excluded from the Consolidated Statements of Operations. These unrealized gains and losses consist of adjustments to the minimum pension liability, foreign currency translation, interest rate swaps, and securities classified as available-for-sale, as well as net actuarial gains (losses) and prior service costs.

Impact of SAB 108

In September 2006, the SEC issued SAB No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (“SAB 108”) effective for fiscal years ending after November 15, 2006. SAB 108 permits companies to report the cumulative effect of immaterial prior year misstatements by adjusting the opening balance of retained earnings for the current fiscal year financial statements.

During fiscal 2007, the Company determined that its U.S. billing system was recognizing a full month’s revenue associated with new contracts as opposed to only that portion of those revenues represented by the period the contract was effective during the initial month. This resulted in maintenance revenue being recognized during fiscal 2006 that should have been deferred and recognized in fiscal 2007. As a result the Company had a cumulative deferred maintenance revenue understatement of $37 million as of October 1, 2006. In accordance with SAB 108, the Company has decreased opening retained earnings for fiscal 2007 by $23 million, net of $14 million in deferred income tax assets. The Company does not believe that the rollover effect of the adjustment was quantitatively or qualitatively material to the Consolidated Financial Statements.

Subsequent Events

The Company has evaluated subsequent events after the balance sheet date through December 16, 2009, which is the date that the accompanying financial statements were issued, except for Note 19, “Subsequent Event – Acquisition of NES (unaudited)”, for which the date is December 18, 2009.

3. Recent Accounting Pronouncements

Accounting Standards Codification (“ASC”) 105—Generally Accepted Accounting Principles

In June 2009, the FASB issued authoritative guidance now codified as FASB ASC Topic 105, “Generally Accepted Accounting Principles,” as the single source of authoritative nongovernmental U.S. GAAP (“ASC 105”). ASC 105 does not change current U.S. GAAP, but is intended to simplify user access to all authoritative U.S. GAAP by providing all authoritative literature related to a particular topic in one place. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission. These provisions of ASC Topic 105 are effective for interim and annual periods ending after September 15, 2009 and, accordingly, are effective for the Company. The adoption of this pronouncement did not have an impact on the Company’s financial condition or results of operations. However, references to specific accounting standards in the notes to the consolidated financial statements have been changed to refer to the appropriate section of the ASC.

ASU No. 2009-14—Certain Revenue Arrangements That Include Software Elements—a consensus of the FASB Emerging Issues Task Force

In October 2009, the FASB issued Accounting Standard Update (“ASU”) No. 2009-14, “Certain Revenue Arrangements That Include Software Elements—a consensus of the FASB Emerging Issues Task Force” (“ASU No. 2009-14”). This update provides amendments to ASC 985 that changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing software components and nonsoftware components that function together to deliver the tangible product’s essential functionality is no longer within the scope of the software revenue guidance in subtopic ASC 985-605. The amendments in this update also provide guidance on how a vendor should allocate arrangement consideration to deliverables in an arrangement that includes both tangible products and software. ASU No. 2009-14 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June, 15 2010. Early adoption is permitted provided that the guidance in this update is retroactively applied to the beginning of the year of adoption. ASU No. 2009-14 is effective for the Company beginning in fiscal 2011. The Company is currently evaluating the impact that adoption of ASU No. 2009-14 may have on its consolidated financial statements.

ASU No. 2009-13—Multiple—Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force

In October 2009, the FASB issued ASU No. 2009-13, “Multiple—Deliverable Revenue Arrangements—a consensus of the FASB Emerging Issues Task Force” (“ASU No. 2009-13”). This update provides amendments to the criteria in subtopic 605-25 of ASC Topic 605 for separating consideration in multiple-deliverable arrangements. The amendments in this update establish a selling price hierarchy for determining selling prices of deliverables. It also replaces fair value in the revenue allocation guidance with selling price to clarify that the allocation of revenue is based on entity-specific assumptions rather than assumptions of a market participant and significantly expands the disclosures related to a vendor’s multiple-deliverable revenue arrangements. ASU No. 2009-13 is effective prospectively for revenue arrangements entered into or materially modified in fiscal years beginning on or after June, 15 2010. Early adoption is permitted provided that the guidance in this update is retroactively applied to the beginning of the year of adoption. ASU No. 2009-13 is effective for the Company beginning in fiscal 2011. The Company is currently evaluating the impact that adoption of ASU No. 2009-13 may have on its consolidated financial statements.

ASU No. 2009-05—Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value

In August 2009, the FASB issued ASU No. 2009-05, “Fair Value Measurements and Disclosures—Measuring Liabilities at Fair Value” (“ASU No. 2009-05”). This update provides amendments to FASB ASC Topic 820, “Fair Value Measurements and Disclosure” for the fair value measurement of liabilities when a quoted price in an active market is not available. ASU No. 2009-05 is effective for the first reporting period beginning after August 2009. ASU No. 2009-05 is effective for the Company beginning in fiscal 2010. The adoption of ASU No. 2009-05 is not expected to have a material impact on the Company’s consolidated financial statements.

ASC 860—Transfers and Servicing

In June 2009, the FASB issued authoritative guidance now codified as FASB ASC Topic 860, “Transfers and Servicing” (“ASC 860”), to improve the relevance, representational faithfulness and comparability of the information that a reporting entity provides in its financial statements about a transfer of financial assets, the effects of a transfer on its financial position, financial performance, and cash flows; and a transferor’s continuing involvement, if any, in transferred financial assets. The provisions of ASC 860 are effective for the Company beginning in fiscal 2011. The adoption of ASC 860 is not expected to have a material impact on the Company’s consolidated financial statements.

ASC 810—Consolidation

In December 2007, the FASB issued authoritative guidance now codified as FASB ASC Topic 810 “Consolidation” (“ASC 810”) which improves the relevance, comparability, and transparency of financial information by requiring all entities to report noncontrolling (formerly known as minority) interests in subsidiaries as equity in the consolidated financial statements. ASC 810 also eliminates inconsistencies currently existing in accounting for transactions between an entity and noncontrolling interests by requiring that they be treated as equity transactions. ASC 810 is effective, on a prospective basis, for the Company beginning in fiscal 2010. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

In June 2009, the FASB issued authoritative guidance under ASC 810 to establish standards to improve financial reporting by enterprises involved with variable interest entities. The guidance requires an enterprise to perform an analysis to determine whether an enterprise’s variable interest or interests give it a controlling financial interest in a variable interest entity. The guidance under ASC 810 addresses (1) the effects on certain provisions of ASC 810, as a result of the elimination of the qualifying special-purpose entity concept in ASC 860 and (2) concerns about the application of certain key provisions of ASC 810, including those in which the accounting and disclosures under the Interpretation do not always provide timely and useful information about an enterprise’s involvement in a variable interest entity. This guidance under ASC 810 is effective for the Company beginning in fiscal 2011. The adoption of this guidance is not expected to have a material impact on the Company’s consolidated financial statements.

ASC 805—Business Combinations

In December 2007, the FASB issued authoritative guidance now codified as FASB ASC Topic 805 “Business Combinations” (“ASC 805”) to create greater consistency, thereby improving financial reporting in the accounting and reporting of business combinations. ASC 805 requires acquiring entities to recognize all the assets and liabilities assumed in the transaction. Certain amounts that had been allowed to be recognized, such as capitalized Merger-related costs and accruals for restructuring costs and other exit activities, will be expensed as incurred. ASC 805 also establishes the acquisition-date fair value as the measurement objective for all assets acquired and liabilities assumed. ASC 805 is effective, on a prospective basis, for the Company beginning in fiscal 2010.

In April 2009, the FASB issued authoritative guidance under ASC 805 to address application issues regarding the initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. The provisions under this guidance are effective for the Company beginning in fiscal 2010. The adoption of this guidance is expected to have an impact on the purchase accounting of future acquisitions consummated and on the carrying amounts of assets acquired and liabilities assumed.

ASC 715—Compensation-Retirement Benefits

In December 2008, the FASB issued authoritative guidance now codified under FASB ASC Topic 715, “Compensation-Retirement Benefits” (“ASC 715”), to provide additional guidance on employer’s disclosures about plan assets of a defined benefit pension or other postretirement plan. The provisions of this guidance are effective for financial statements issued for fiscal years ending after December 15, 2009. The Company will adopt this guidance in fiscal 2010. The adoption of this guidance will result in increased disclosures in the financial statements related to the assets of Company’s defined benefit pension plans.

ASC 350—Intangibles-Goodwill and Other

In April 2008, the FASB issued authoritative guidance now codified under FASB ASC Topic 350, “Intangibles-Goodwill and Other” (“ASC 350”) which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under ASC 350. The intent of this guidance is to improve the consistency between the useful life of a recognized intangible asset under ASC 350 and the period of expected cash flows used to measure the fair value of the asset under ASC 805 and other U.S. GAAP. This guidance is effective for financial statements issued for fiscal years beginning after December 15, 2008. The Company is currently evaluating the impact that adoption of this guidance may have on its consolidated financial statements.

ASC 820—Fair Value Measurements and Disclosures

In September 2006, the FASB issued authoritative guidance now codified as FASB ASC Topic 820, “Fair Value Measurements and Disclosures,” (“ASC 820”) which defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. The guidance describes fair value as being based on a hypothetical transaction to sell an asset or transfer a liability at a specific measurement date, as considered from the perspective of a market participant who holds the asset or owes the liability. In addition, fair value should be viewed as a market-based measurement, not an entity-specific measurement. Therefore fair value should be determined based on the assumptions that market participants would use in pricing an asset or liability, including all risks associated with that asset or liability. In February 2008, the FASB issued supplemental guidance that delays the effective date of this new fair value accounting standard to fiscal years beginning after November 15, 2008 for all non-financial assets and non-financial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually) and will be adopted by the Company beginning in the first quarter of 2010. The measurement and disclosure requirements related to financial assets and financial liabilities are effective for the Company in the first quarter of fiscal 2009. The adoption of provisions of ASC 820 did not have and is not expected to have a material impact on the Company’s consolidated financial statements.

4. Business Combinations and Other Transactions

Enterprise Solutions Business of Nortel Networks Corporation

On September 16, 2009, the Company emerged as the winning bidder in the bankruptcy court proceedings to acquire the enterprise solutions business (“NES”) of Nortel Networks Corporation for $900 million in cash consideration subject to certain purchase price adjustments as set forth in the acquisition agreements. In connection with this transaction, Avaya will acquire certain assets and assume certain liabilities associated with NES, including all of the shares of Nortel Government Solutions Incorporated. The acquisition will be accounted for in accordance with ASC 805, which requires an allocation of the purchase price of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The final purchase price allocation will be based on a formal valuation analysis of NES’s assets and liabilities as of the date the acquisition is consummated, which is expected to be December 18, 2009.

The purchase price of the proposed NES acquisition and the payment of the related fees and expenses (including integration expenses that are anticipated to be incurred) will be funded with (i) the cash proceeds to be received by Avaya from issuance of $1,000 million in aggregate principal amount of additional term loans under, and in accordance with the terms of, Avaya’s existing senior secured credit facility, (ii) capital contribution to Avaya from Parent in the amount of $125 million, and (iii) Avaya’s existing cash.

See Note 19, “Subsequent Event – Acquisition of NES (unaudited)” for additional details on the acquisition.

Adomo, Inc.

On July 24, 2009, Avaya acquired all outstanding shares of Adomo, Inc. (“Adomo”) for $11 million, net of cash acquired. Adomo developed and held the rights to certain unified messaging solutions which Avaya intends to further develop and incorporate into future product lines. The purchase price was allocated to the net assets acquired based on their estimated fair values which included $12 million of in-process research and development costs (“IPRD”), the fair value of which was determined using a royalty savings method. This technology is anticipated to benefit the Company when completed in fiscal 2011 after additional development and testing. At the time of acquisition, these technologies were in the development stages and did not meet the technological feasibility standard necessary for capitalization. In accordance with authoritative guidance on business combinations, these amounts were charged to the Consolidated Statements of Operations at the date of the acquisition. No goodwill was recognized in connection with this acquisition.

Merger Transaction

As discussed in Note 1, the total purchase price of the Merger was allocated to the Company’s net tangible and intangible assets based on their estimated fair values set forth below. The excess of the purchase price over the net tangible and intangible assets was recorded as goodwill. The tax-deductible portion of goodwill was $146 million.

In millions
Cash and cash equivalents	$1,405
Accounts receivable	832
Inventory	499
Property, plant and equipment	616
Intangible assets	3,702
IPRD	112
Accounts payable	(374)
Deferred income taxes, net	(428)
Business restructuring reserve	(330)
Payroll and benefit obligations	(1,794)
Deferred revenue	(464)
Other assets and liabilities, net	(275)

Net assets acquired	3,501
Goodwill	4,855

Purchase price	$8,356

The Company’s trademarks and trade names had a combined estimated value of $545 million. The Company expects to generate cash flows related to these assets indefinitely. Consequently, these assets were classified as indefinite-lived intangibles and accordingly are not amortized but reviewed for impairment annually, or sooner under certain circumstances. Intangible assets with finite lives include existing technologies, patents and licenses of $1,183 million and customer relationships and other intangibles of $1,974 million.

IPRD represents certain technologies, primarily related to session initiation protocol products, expected to enhance the Company’s products when fully developed. The fair value of IPRD was $112 million, determined using a royalty savings method. This technology is anticipated to benefit the Company when completed in fiscal 2012 after additional development and testing. At the time of acquisition, these technologies were in the initial development stages and did not meet the technological feasibility standard necessary for capitalization. Accordingly, these amounts were charged to the Consolidated Statements of Operations at the date of the acquisition.

As a result of the Merger, the Company increased inventory $182 million to reflect its estimated fair value less costs to sell. This step-up in value was fully amortized to cost of goods sold in the Consolidated Statements of Operations as the inventory was sold during the period October 27, 2007 through September 30, 2008.

Acquisition of Ubiquity

On February 28, 2007, Avaya International Enterprises Limited (“AIEL”), a wholly-owned subsidiary of the Company, acquired substantially all of the outstanding shares of Ubiquity Software Corporation plc (“Ubiquity”) for $146 million in cash. Ubiquity developed and marketed Session Initiation Protocol (“SIP”) based communications software. Ubiquity was publicly traded on the Alternative Investment Market of the London Stock Exchange and was headquartered in the United Kingdom. During April 2007, the Company purchased the remaining Ubiquity shares for $1 million. The purchase price was allocated $41 million to intangible assets related primarily to existing core technology and $122 million to goodwill. The financial results of Ubiquity are included in the Consolidated Financial Statements beginning February 28, 2007.

Acquisition of Traverse

On November 9, 2006, the Company acquired Traverse Networks, Inc. (“Traverse”) for $15 million in cash. Traverse was a U.S. based developer of enterprise mobility solutions for unified communications. The purchase price was allocated $3 million to intangible assets, $4 million to other assets and $8 million to goodwill. The financial results of Traverse are included in the Consolidated Financial Statements beginning November 9, 2006.

5. Goodwill

Goodwill is not amortized but is subject to periodic testing for impairment in accordance with ASC 350 at the reporting unit level which is one level below the Company’s operating segments. The test for impairment is conducted annually each September 30th or when events occur or circumstances change indicating that the fair value of a reporting unit may be below its carrying amount.

The impairment test for goodwill is a two-step process. Step one consists of a comparison of the fair value of a reporting unit with its carrying amount, including the goodwill allocated to that reporting unit. The Company estimated the fair value of each reporting unit using an income approach which values the unit based on the future cash flows expected from that reporting unit. Future cash flows are based on forward-looking information regarding market share and costs for each reporting unit and are discounted using an appropriate discount rate. Future discounted cash flows can be affected by changes in industry or market conditions or the rate and extent to which anticipated synergies or cost savings are realized with newly acquired entities. In step one of the test, a market approach was used as a reasonableness test but was not given significant weighting in the final determination of fair value.

The discounted cash flows model used in the Company’s income approach relies on assumptions regarding revenue growth rates, gross margin percentages, projected working capital needs, selling, general and administrative expenses, research and development expenses, business restructuring costs, capital expenditures, income tax rates, discount rates and terminal growth rates. To estimate fair value, the Company discounts the expected cash flows of each reporting unit. The discount rate Avaya uses represents the estimated weighted average cost of capital, which reflects the overall level of inherent risk involved in its reporting unit operations and the rate of return an outside investor would expect to earn. To estimate cash flows beyond the final year of its model, Avaya uses a terminal value approach. Under this approach, Avaya uses the estimated cash flows in the final year of its models and applies a perpetuity growth assumption and discount by a perpetuity discount factor to determine the terminal value. Avaya incorporates the present value of the resulting terminal value into its estimate of fair value.

The Company forecasted cash flows for each of its reporting units and took into consideration current economic conditions and trends, estimated future operating results, Avaya’s view of growth rates and anticipated future economic conditions. Revenue growth rates inherent in this forecast are based on input from internal and external market intelligence research sources that compare factors such as growth in global economies, regional trends in the telecommunications industry and product evolution from a technological segment basis. Macro economic factors such as changes in economies, product evolutions, industry consolidations and other changes beyond Avaya’s control could have a positive or negative impact on achieving its targets.

September 30, 2009

At September 30, 2009, the Company performed its annual goodwill impairment test and determined that the respective book values of the Company’s reporting units did not exceed their estimated fair values and that it was not necessary to record impairment charges.

March 31, 2009

During the three months ended March 31, 2009, the global economic downturn experienced during fiscal 2008 continued and negatively affected most markets beyond the Company’s expectations utilized in its annual testing of goodwill at September 30, 2008. Several of the Company’s customers and competitors reduced their financial outlooks or disclosed that they were experiencing very challenging market conditions with little visibility of a rebound. Indications were that enterprises were not currently willing to spend on enterprise communications technology, and the revenue growth experienced in previous years was not expected in the near term. As demonstrated by the Company’s results, the demand for products fell as revenues for the six months ended March 31, 2009 were down when compared to the same period of the prior year. Cutbacks in spending, access to credit, employment variability, corporate profit growth, interest rates, energy prices, and other factors in specific markets were expected to further impact customer willingness to spend on communications technology in the near term. In March 2009, in response to these adverse business indicators, and the rapidly declining revenue trends experienced during the second quarter of the 2009 fiscal year, the Company reduced its near and long term financial projections. As a result of the deteriorating business climate during the second quarter of fiscal 2009, the Company determined that goodwill and long-lived assets should be tested for impairment.

The results from step one of the goodwill impairment test indicated that the estimated fair value of two GCS reporting units was less than the respective carrying value of its net assets (including goodwill) as of March 31, 2009 and as such the Company performed step two of the impairment test for these reporting units. The second step of the goodwill impairment test compares the implied fair value of the reporting unit’s goodwill with the carrying value of that goodwill. If the carrying amount of the reporting unit’s goodwill exceeds the implied fair value of that goodwill, an impairment loss is recognized in an amount equal to that excess. The implied fair value of the goodwill is determined in the same manner as the amount of goodwill recognized in a business combination. That is, the fair value of the reporting unit is allocated to all of the assets and liabilities of that unit as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit.

For the six months ended March 31, 2009, the Company recorded an impairment to goodwill of $235 million associated with these GCS reporting units. The impairment is primarily the result of the continued weakness in the global economy. The reduced valuation of the affected reporting unit reflects the additional market risks, higher discount rates and the lower sales forecasts for the Company’s GCS product lines, which is consistent with economic trends. The allocation discussed above is performed only for purposes of assessing goodwill for impairment; accordingly Avaya did not adjust the net book value of the assets and liabilities on its condensed consolidated balance sheet other than goodwill as a result of this process.

September 30, 2008

For the period October 27, 2007 through September 30, 2008, the Company recorded an impairment to goodwill of $899 million associated with the GCS segment. The impairment was primarily the result of the weakness in the economy, particularly in the U.S. The reduced valuation of the affected reporting units reflects the additional market risks, higher discount rates and the lower sales forecasts for the Company’s GCS product lines consistent with economic trends.

September 30, 2007

At September 30, 2007, the Company performed its annual goodwill impairment test and determined that the respective book values of the Company’s reporting units did not exceed their estimated fair values and that it was not necessary to record impairment charges.

The changes in the carrying amount of goodwill by operating segment are as follows:

In millions	Global Communications Solutions	Avaya Global Services	Total
Predecessor
Balance as of September 30, 2007	$851	$306	$1,157

Successor
Acquisition of Avaya Inc. by Sierra Holdings Corp.	$2,368	$2,487	$4,855
Impairment	(899)	—	(899)

Balance as of September 30, 2008	$1,469	$2,487	$3,956
Impairment	(235)	—	(235)
Adjustments	(16)	(10)	(26)

Balance as of September 30, 2009	$1,218	$2,477	$3,695

“Adjustments” substantially pertain to the reversal of business restructuring reserves and tax valuation allowances.

6. Intangible Assets

Intangible assets include technology, customer relationships, trademarks and trade-names and other intangibles. Intangible assets with finite lives are amortized using the straight-line method over the estimated economic lives of the assets, which range from five to ten years.

The Company’s intangible assets consist of:

	September 30, 2008			September 30, 2009
In millions	Gross Carrying Amount	Accumulated Amortization	Net	Gross Carrying Amount	Accumulated Amortization	Net
Existing technology, patents and licenses	$1,183	$232	$951	$1,183	$486	$697
Customer relationships and other intangibles	1,974	186	1,788	1,970	386	1,584
Trademarks and trade names	415	—	415	355	—	355

Total intangible assets	$3,572	$418	$3,154	$3,508	$872	$2,636

Long-lived assets, including intangible assets with finite lives, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. Intangible assets determined to have indefinite useful lives are not amortized but are tested for impairment annually, or more frequently if events or changes in circumstances indicate the asset may be impaired.

Prior to the goodwill testing discussed above, the Company tested its intangible assets with indefinite lives in accordance with ASC 360-10-35. ASC 360-10-35 requires that the fair value of intangible assets with indefinite lives be compared to the carrying value of those assets. In situations where the carrying value exceeds the fair value of the intangible asset, an impairment loss equal to the difference is recognized. The Company estimates the fair value of its indefinite-lived intangible assets using an income approach; specifically, based on discounted cash flows.

September 30, 2009

At September 30, 2009, the Company performed its annual test of recoverability of indefinite-lived intangible assets. The Company determined that the respective book values of the Company’s indefinite-lived intangible assets did not exceed their estimated fair values and that it was not necessary to record impairment charges.

March 31, 2009

The Company determined that the continued deterioration in the business climate discussed above was also an indicator requiring the interim testing of its long-lived assets and performed the appropriate testing as of March 31, 2009.

The estimated fair values of the Company’s indefinite-lived intangible assets using the discounted cash flows model was $355 million and accordingly, the Company recorded an impairment charge of $60 million related to trademark and trade name indefinite-lived intangible assets for the six months ended March 31, 2009. The impairment is predominantly the result of the weakness in the global economy. The reduced valuation of these intangible assets reflects the additional market risks, higher discount rates and the lower sales forecasts associated with these indefinite-lived intangible assets consistent with recent economic trends.

September 30, 2008

At September 30, 2008, the Company estimated the fair value of its indefinite-lived intangible assets, using the discounted cash flows model, at $415 million. Accordingly, the Company recorded an impairment charge of $130 million related to trademark and trade name indefinite-lived intangible assets for the period October 27, 2007 through September 30, 2008. The impairment is predominantly the result of the weakness in the economy, particularly in the U.S. The reduced valuation of these intangible assets reflects the additional market risks, higher discount rates and the lower sales forecasts associated with these indefinite-lived intangible assets consistent with recent economic trends.

September 30, 2007

At September 30, 2007, the Company performed its annual test of recoverability of indefinite-lived intangible assets. The Company determined that the respective book values of the Company’s indefinite-lived intangible assets did not exceed their estimated fair values and that it was not necessary to record impairment charges.

Future amortization expense of intangible assets for the years ending September 30 is as follows:

In millions	Estimated future amortization expense
2010	$433
2011	415
2012	361
2013	237
2014	226
2015 and thereafter	609

Total	$2,281

7. Supplementary Financial Information

Consolidated Statements of Operations Information

	Predecessor		Successor
In millions	Year ended September 30, 2007	Period from October 1, 2007 through October 26, 2007	Period from October 27, 2007 through September 30, 2008	Year ended September 30, 2009
DEPRECIATION AND AMORTIZATION
Amortization of software development costs included in costs	$56	$5	$6	$32
Amortization of intangible assets	68	5	418	455
Depreciation and amortization of property, plant and equipment and internal use software included in costs and operating expenses	173	13	192	165

Total depreciation and amortization	$297	$23	$616	$652

OTHER INCOME, NET
Interest income	$49	$4	$20	$6
(Loss) gain on foreign currency transactions	—	(1)	15	8
Minority interest in subsidiary losses	(3)	—	(2)	(2)
Other, net	(6)	(2)	(9)	—

Total other income, net	$40	$1	$24	$12

Consolidated Balance Sheet Information

	Predecessor	Successor
In millions	Period from October 1, 2007 through October 26, 2007	Period from October 27, 2007 through September 30, 2008	Year ended September 30, 2009
VALUATION AND QUALIFYING ACCOUNTS
Allowance for Accounts Receivable:
Balance at beginning of period	$59	$65	$58
Charged to expense	6	—	(3)
Deductions	—	(7)	(6)

Balance at end of period	$65	$58	$49

Deferred Tax Asset Valuation Allowance:
Balance at beginning of period	$149	$182	$185
Charged to expense	2	3	193
Additions	—	—	360

Balance at end of period	$151	$185	$738

In millions	September 30, 2008	September 30, 2009
PROPERTY, PLANT AND EQUIPMENT, NET
Land and improvements	$33	$35
Buildings and improvements	231	247
Machinery and equipment	164	183
Rental equipment	139	143
Assets under construction	6	4
Internal use software	98	108

Total property, plant and equipment	671	720
Less: Accumulated depreciation and amortization	(156)	(301)

Property, plant and equipment, net	$515	$419

ACCUMULATED OTHER COMPREHENSIVE LOSS
Pension, postretirement and postemployment benefit-related items, net of tax	$(36)	$(827)
Cumulative translation adjustment	(36)	(95)
Unrealized loss on term loan interest rate swap, net of tax	(26)	(82)
FAS 115 warrant revaluation	(3)	(4)

Accumulated other comprehensive loss	$(101)	$(1,008)

Supplemental Cash Flow Information

	Predecessor		Successor
In millions	Year ended September 30, 2007	Period from October 1, 2007 through October 26, 2007	Period from October 27, 2007 through September 30, 2008	Year ended September 30, 2009
OTHER PAYMENTS
Interest payments	$—	$—	$310	$348
Income tax payments	$44	$2	$39	$35

8. Business Restructuring Reserves and Programs

Fiscal 2009 Restructuring Program

During fiscal 2009, as a response to the global economic downturn, the Company began implementing initiatives designed to streamline the operations of the Company and generate cost savings, which include exiting facilities and involuntarily terminating or relocating employees. Restructuring charges recorded during fiscal 2009 associated with these initiatives were $160 million and include employee separation costs primarily associated with involuntary employee severance actions in Germany, as well as in the EMEA and U.S. regions. The headcount reductions and related payments identified in this action are expected to be completed in fiscal 2010. Future rental payments, net of estimated sublease income, related to operating lease obligations for unused space in connection with the closing or consolidation of facilities are expected to continue through fiscal 2020.

The following table summarizes the components of the fiscal 2009 restructuring program:

In millions	Employee Separation Costs	Lease Obligations	Total
2009 restructuring charges	$151	$9	$160
Cash payments	(44)	(1)	(45)
Impact of foreign currency fluctuations	5	—	5

Balance as of September 30, 2009	$112	$8	$120

Fiscal 2008 Restructuring Reserve

In connection with the Merger, Avaya’s management and board of directors developed various plans and initiatives designed to streamline the operations of the Company and generate cost savings, which include exiting facilities and involuntarily terminating or relocating employees. As a result, the Company recorded approximately $251 million of liabilities associated with involuntary employee severance actions, including garden leave, and approximately $79 million established for future lease payments on properties expected to be closed or consolidated as part of these initiatives. These amounts include the remaining payments associated with the restructuring reserves of periods prior to the Merger. The headcount reductions associated with this restructuring program were substantially completed in 2009 and cash payments associated with the lease obligations, net of sub-lease income, are expected to continue through 2020.

The following table summarizes the components of this reserve:

In millions	Employee Separation Costs	Lease Obligations	Total
Reserves recorded in purchase accounting	$251	$79	$330
Cash payments	(105)	(12)	(117)

Balance as of September 30, 2008	146	67	213
Cash payments	(89)	(11)	(100)
Adjustments	(15)	(7)	(22)
Impact of foreign currency fluctuations	3	—	3

Balance as of September 30, 2009	$45	$49	$94

9. Financing Arrangements

Long-Term Debt

Long-term debt consisted of the following:

In millions	September 30, 2008	September 30, 2009
Senior secured term loan	$3,772	$3,700
Senior unsecured cash pay loan	700	—
Senior unsecured PIK-toggle loan	750	—
9.75% senior unsecured cash pay notes due 2015	—	700
10.125%/10.875% senior unsecured PIK toggle notes due 2015	—	750

	5,222	5,150
Debt maturing within one year	(72)	(38)

Long-term debt	$5,150	$5,112

Annual maturities of long-term debt for each of the next five years ending September 30 and thereafter consist of:

In millions
2010	$38
2011	38
2012	38
2013	38
2014	38
2015 and thereafter	4,960

$5,150

Termination of Prior Credit Facility

On October 26, 2007, in connection with the Merger, the Company terminated its Amended and Restated Five Year Revolving Credit Facility Agreement with a syndicate of lenders and Citicorp USA, Inc., as agent for the lenders, dated February 23, 2005. The unsecured credit facility provided for $400 million of borrowing of which $150 million may have been in the form of letters of credit. There were no outstanding borrowings under this facility at September 30, 2007.

New Credit Facilities

In connection with the Merger, the Company entered into the following borrowing arrangements on October 26, 2007 with several financial institutions:

Senior Secured Credit Facility

On October 26, 2007, the Company entered into a credit agreement and related security and other agreements for a senior secured credit facility, which consists of a $3,800 million senior secured term loan and a senior secured multi-currency revolver allowing for borrowings of up to $200 million, of which $50 million may be in the form of letters of credit. The Company is the borrower under this facility and its borrowings are guaranteed by Parent and the Company’s U.S. subsidiaries. This facility is secured by substantially all of the assets of the Parent, the Company and the subsidiary guarantors. The senior secured credit facility provides that the Company has the right to request additional commitments under either or both of the term loan and the revolver of up to $1,000 million. Borrowings under the senior secured credit facility bear interest at a rate per annum equal to either a base rate or a LIBOR rate, in each case plus an applicable margin. The base rate is determined by reference to the higher of (1) the prime rate of Citibank, N.A. and (2) the federal funds effective rate plus  1/2 of 1%. The LIBOR rate is determined by a reference rate. The applicable margin for borrowings was 1.75% per annum with respect to the base rate and 2.75% per annum with respect to LIBOR borrowings.

In connection with this facility, the Company subsequently entered into interest rate swaps to effectively convert the floating-rate debt into fixed rate debt. During fiscal 2009 and 2008, the Company made interest payments aggregating $239 million and $223 million, respectively, related to the term loan portion of this facility, net of related swaps. In addition to paying interest on outstanding principal under the Company’s senior secured credit facility, the Company is required to pay a commitment fee of 0.50% per annum in respect of unutilized commitments under the revolver portion of this facility.

Beginning in March 2008, the Company was required to make scheduled quarterly payments under the term loan portion of this facility equal to 0.25%, or $9.5 million, of the original principal amount of the term loans, with final maturity of October 26, 2014. During fiscal 2009 and 2008, the Company paid $38 million and

$28 million in aggregate quarterly principal payments on the term loan, respectively. In addition, in fiscal 2009, the Company also made an annual principal payment equal to 50% of the Company’s prior year excess cash flow, as defined in the senior secured credit facility. The excess cash flow payment associated with the period ended September 30, 2008 was $34 million and was made in January 2009. No such excess cash payment is required based on fiscal 2009 cash flows. The principal amount of the loans outstanding under the revolver portion of this facility is due and payable in full on October 26, 2013. There were no outstanding borrowings under the senior secured multi-currency revolver as of September 30, 2009 or 2008.

On October 10, 2008, the Company drew down $200 million under the revolver portion of this facility, which was repaid in full on October 15, 2008.

Senior Unsecured Credit Facility and Exchange Notes

On October 26, 2007, the Company entered into a senior unsecured credit facility which provided financing of $1,450 million, consisting of a $700 million senior unsecured cash-pay loan and a $750 million senior unsecured PIK-toggle loan. The Company was the borrower under this facility and its borrowings were guaranteed by Parent (for one year following the closing of the Merger), and the Company’s U.S. subsidiaries. Borrowings under this credit agreement bore interest at a rate equal to the LIBOR rate plus an applicable margin subject to interest rate caps of 9.75% for the cash-pay loan and 10.125% and 10.875% for the cash interest and PIK interest portions of the PIK-toggle loans, respectively. For the first six month period following the closing of the Merger, the applicable margin was (i) 362.5 basis points for the cash-pay loan and (ii) 387.5 basis points for the PIK-toggle loan. Interest for the subsequent three-month periods was equal to those same interest rates and applicable margins plus an additional 50 basis points.

On August 8, 2008, an amendment to this credit agreement was signed that immediately, among other things, fixed the interest rate for the cash-pay loan at 9.75% and the interest rates for the cash interest and PIK interest portions of the PIK-toggle loan at 10.125% and 10.875%, respectively.

Under the terms of this credit agreement as amended, the lenders exercised their right to exchange all of their participations in the credit agreement for exchange notes on October 24, 2008. In addition, on that date the Company and the subsidiary guarantors executed an indenture governing the notes with The Bank of New York Mellon as trustee, and an Exchange and Registration Rights Agreement with Morgan Stanley Senior Funding, Inc., as administrative agent. Following these actions, the terms of this credit agreement no longer apply to the Company or its subsidiaries.

Senior Unsecured Notes

As indicated above, the Company issued $700 million of unsecured cash-pay notes and $750 million of unsecured PIK toggle notes in exchange for the senior unsecured cash-pay loan and the senior unsecured PIK toggle loan, respectively. The senior unsecured notes have the same interest rates and maturity dates as the senior unsecured loans. The Company may prepay the senior unsecured notes commencing November 1, 2011 at 104.875% of the cash pay note and at 105.0625% of PIK toggle note principal amount, which decreases to 102.4375% and 102.5313% on November 1, 2012 and to 100% of each on or after November 1, 2013. In addition, the Company may redeem up to 35% of the original aggregate principal balance of the senior unsecured notes, at any time prior to November 1, 2010, with the net proceeds of certain equity offerings at 109.75% of the cash pay notes and at 110.125% of the PIK toggle note principal amount redeemed. In accordance with the credit agreements, the Company is required to file a registration statement with the SEC to provide for the exchange of the senior unsecured notes for publicly registered securities having similar terms to the senior unsecured notes. The credit agreement provided that the Company use reasonable efforts to have such registration statement effective prior to October 24, 2009. If the registration statement is not timely declared effective, then the Company is required to pay additional interest on the senior unsecured notes at the rate of $0.05 per week per $1,000 principal amount for the first 90-day period immediately following the effectiveness date, and such rate will increase by an additional $0.05 per week per $1,000 principal amount with respect to each subsequent 90-day period until all registration requirements have been met, up to a maximum additional interest rate of $0.10 per week per $1,000 principal amount.

Avaya anticipates filing its initial registration statement on or about December 21, 2009 with the Securities and Exchange Commission. As of September 30, 2009, the Company has recorded $2 million for the estimated additional interest expense associated with this debt through March 16, 2010, the anticipated date of closing of the exchange offer relating to the senior unsecured notes.

For the periods May 1, 2009 through October 31, 2009 and November 1, 2009 through April 30, 2010, the Company has elected to pay interest in kind on its senior PIK toggle notes. Payment in kind interest of $41 million and $43 million for these periods, respectively, will be added to the principal amount of the senior unsecured notes effective November 1, 2009 and May 1, 2010, respectively, and will be payable when the senior unsecured notes become due.

Senior Secured Asset-Based Credit Facility

On October 26, 2007, the Company entered into a credit agreement and related security and other agreements for a senior secured multi-currency asset based revolving credit facility allowing for senior secured borrowings of up to $335 million, subject to availability under a borrowing base, of which $150 million may be in the form of letters of credit. The borrowing base at any time equals the sum of 85% of eligible accounts receivable plus 85% of the net orderly liquidation value of eligible inventory, subject to certain reserves and other adjustments. The Company and its U.S. subsidiaries are borrowers under this facility, and borrowings are guaranteed by Parent, the Company and the Company’s U.S. subsidiaries. The facility is secured by substantially all of the assets of Parent, the Company and the subsidiary guarantors. The senior secured multi-currency asset based revolving credit facility also provides the Company with the right to request up to $100 million of additional commitments under this facility. The principal amount outstanding under this facility is payable in full on October 26, 2013. At September 30, 2009 and 2008, there were no borrowings under this facility. At September 30, 2009 and 2008 there were $47 million and $63 million of letters of credit issued in the ordinary course of business under this credit facility resulting in remaining availability of $200 and $272 million, respectively.

Borrowings under the credit facility bear interest at a rate per annum equal to either a base rate or a LIBOR rate plus an applicable margin in each case. The base rate is determined by reference to the higher of (1) the prime rate of Citicorp USA, Inc. and (2) the federal funds effective rate plus  1/2 of 1%. The LIBOR rate is determined by a reference rate. The applicable margin for borrowings at September 30, 2009 was 0.50% per annum with respect to base rate borrowings and 1.75% per annum with respect to LIBOR borrowings. In addition to paying interest on outstanding principal under the credit facility, the Company is required to pay a commitment fee of 0.25% per annum in respect of the unutilized portion under the credit facility.

On October 10, 2008, the Company borrowed $175 million under this facility, which was repaid in full on October 15, 2008.

As of September 30, 2009, the Company was not in default under any of these borrowing arrangements.

In connection with the Company’s credit facilities, the Company capitalized deferred financing costs of $29 million during fiscal 2009 and $131 million during the period October 27, 2007 through September 30, 2008, primarily consisting of facility, legal and advisory fees. The Company is amortizing these costs over the terms of the related facilities. Included in interest expense for fiscal 2009 and the period October 27, 2007 through September 30, 2008 was $22 million and $17 million of amortization of deferred finance costs, respectively.

All of the above borrowing arrangements, including the indenture, contain a number of covenants, that, among other things and subject to certain exceptions, restrict the Company’s ability and the ability of certain of its subsidiaries to: (a) incur or guarantee additional debt and issue or sell certain preferred stock; (b) pay dividends on, redeem or repurchase the Company’s capital stock; (c) make certain acquisitions or investments; (d) incur or assume certain liens; (e) enter into transactions with affiliates; (f) merge or consolidate with another company; (g) transfer or otherwise dispose of assets; (h) redeem subordinated debt; (i) incur obligations that restrict the ability of the Company’s subsidiaries to make dividends or other payments to us; and (j) create or designate unrestricted subsidiaries. They also contain customary affirmative covenants and events of default.

Affiliates of Silver Lake and TPG have acquired debt or debt securities issued by Avaya in open market transactions or through loan syndications.

The weighted average interest rate of the Company’s outstanding debt at September 30, 2009 was 5.2%, excluding the impact of the interest rate swaps described in Note 10, “Derivatives and Other Financial Instruments.”

10. Derivatives and Other Financial Instruments

Interest Rate Swaps

The Company uses interest rate swaps to manage the amount of its floating rate debt in order to reduce its exposure to variable rate interest payments associated with the senior secured credit facility. In connection with the debt arrangements entered into upon closing of the Merger, the Company entered into five interest rate swap agreements in November 2007 (“2007 swaps”) one of which with a notional amount of $200 million matured on November 26, 2008. These swaps had an aggregate notional amount of $2,400 million. Subsequently, the Company entered into two additional interest rate swaps on March 5, 2008 (“2008 swaps”) with an aggregate notional amount of $800 million. The Company pays the counterparty fixed interest payments for the term of the swap, and receives variable interest payments based on three-month LIBOR from the counterparties. The net receipt or payment from the interest rate swap agreements is included in interest expense and is paid on the 26th day of each February, May, August and November.

The interest rate swaps are designated as cash flow hedges. The fair value of the interest rate swaps are reflected as an asset or liability in the Consolidated Balance Sheets and reported as a component of other comprehensive loss. The fair value of the interest rate swaps are estimated as the net present value of their projected cash flows at the balance sheet date.

The details of these swaps are as follows:

In millions	Effective Date	Maturity Date	Notional Amount	Floating Rate Received by Avaya	Fixed Rate Paid by Avaya
2-year swap	November 26, 2007	November 26, 2009	$700	3-month LIBOR	4.279%
3-year swap	November 26, 2007	November 26, 2010	1,000	3-month LIBOR	4.379%
4-year swap	November 26, 2007	November 26, 2011	200	3-month LIBOR	4.485%
5-year swap	November 26, 2007	November 26, 2012	300	3-month LIBOR	4.591%

Notional amount—2007 swaps			2,200

1.5-year swap	May 27, 2008	November 27, 2009	550	3-month LIBOR	2.710%
2.5-year swap	May 27, 2008	November 26, 2010	250	3-month LIBOR	2.984%

Notional amount—2008 swaps			800

Notional amount—Total			$3,000

The following table summarizes the gains and losses of the interest rate contracts qualifying and designated as cash flow hedging instruments under ASC 815:

In millions	Period from October 27, 2007 through September 30, 2008	Year ended September 30, 2009
Loss on interest rate swaps
Recognized in other comprehensive income	$43	$56

Reclassified from accumulated other comprehensive income into interest expense	$19	$76

Recognized in operations (ineffective portion)	$—	$—

Foreign Currency Forward Contracts

The Company utilizes foreign currency forward contracts primarily to manage short-term exchange rate exposures on certain receivables, payables and intercompany loans residing on foreign subsidiaries’ books, which are denominated in currencies other than the subsidiary’s functional currency. When those items are revalued into the subsidiaries’ functional currencies at the month-end exchange rates, the fluctuations in the exchange rates are recognized in the Consolidated Statements of Operations as the other income (expense), net. Changes in the fair value of the Company’s foreign currency forward contracts used to offset these exposed items are also recognized in the Consolidated Statements of Operations as other income (expense), net in the period in which the exchange rates change. During the periods ended September 30, 2009 and 2008, the changes in the fair value of the foreign currency forward contracts were substantially offset by changes resulting from the revaluation of the items subject to foreign currency exposure.

The gains and losses of the foreign currency forward contracts included in other income (expense) were $8 million, ($7) million, and ($24) million, for the periods October 1, 2007 through October 26, 2007, October 27, 2007 through September 30, 2008 and fiscal 2009, respectively.

The notional amount of the Company’s financial instruments represents the face amount of the contractual arrangements and the basis on which U.S. dollars are to be exchanged. They are not a measure of market or credit exposure. The notional amounts as of September 30, 2009 and 2008 of the Company’s foreign currency forward contracts were $568 million and $470 million, respectively. The following table summarizes these notional amounts that principally represent the equivalent in U.S. dollars for contracts in their respective currencies:

In millions	September 30, 2008	September 30, 2009
euros	$123	$188
British pound sterling	177	168
Australian dollars	22	42
Singapore dollars	37	36
Mexican peso	2	25
Hungarian forints	18	23
Japanese yen	18	17
All other foreign currencies	73	69

	$470	$568

The following table summarizes the estimated fair value of derivatives:

In millions	September 30, 2008			September 30, 2009
Balance Sheet Location	Total	Foreign Currency Forward Contracts	Interest Rate Swaps	Total	Foreign Currency Forward Contracts	Interest Rate Swaps
Other current assets	$3	$3	$—	$3	$3	$—
Other current liabilities	(6)	(6)	—	(79)	(6)	(73)
Other non-current liabilities	(43)	—	(43)	(26)	—	(26)

Net (Liability) Asset	$(46)	$(3)	$(43)	$(102)	$(3)	$(99)

11. Fair value measures

Effective October 1, 2008, the Company measures and discloses its financial assets and financial liabilities at fair value in accordance with guidance provided by ASC 820. ASC 820 defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required or permitted to be recorded at fair value, the Company considers the principal or most advantageous market in which it would transact and it considers assumptions that market participants would use when pricing the asset or liability.

Fair Value Hierarchy

The fair value hierarchy established in ASC 820 requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 prioritizes the inputs into three levels that may be used to measure fair value:
Level 1: Inputs that reflect quoted prices for identical assets or liabilities in active markets that are observable.

Level 2: Inputs that reflect quoted prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets with insufficient volume or infrequent transactions (less active markets); or model-derived valuations in which significant inputs are observable or can be derived principally from, or corroborated by, observable market data.

Level 3: Inputs that are unobservable to the extent that observable inputs are not available for the asset or liability at the measurement date.

Asset and Liabilities Measured at Fair Value on a Recurring Basis

Assets and liabilities measured at fair value on a recurring basis as of September 30, 2009 were as follows:

	Fair Value Measurements Using
In millions	Total	Quoted Prices in Active Markets for Identical Instruments (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Other Current Assets:
Investments	$9	$9	$—	$—

Other Non-Current Assets:
Foreign currency forward contracts	$3	$3	$—	$—

Other Current Liabilities:
Interest rate swaps	$73	$—	$73	$—

Other Non-Current Liabilities:
Interest rate swaps	$26	$—	$26	$—

Interest rate swaps classified as Level 2 liabilities are priced using non-binding market prices that are corroborated by observable market data, or discounted cash flow techniques. These are classified as Level 2 as they are not actively traded and are valued using pricing models that use observable market inputs.

Fair Value of Financial Instruments

The fair values of cash and cash equivalents, accounts receivable, accounts payable and accrued expenses, to the extent the underlying liability will be settled in cash, approximate carrying values because of the short-term nature of these instruments.

The fair values of the amounts borrowed under the Company’s financing arrangements was estimated using a Level 2 input, discounted cash flow analysis based on the Company’s current incremental borrowing rates for similar types of borrowing arrangements.

The estimated fair values of the amounts borrowed under the Company’s credit agreements at September 30, 2009 and 2008 are as follows:

	September 30, 2008		September 30, 2009
In millions	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Senior secured term loan	$3,772	$2,603	$3,700	$3,161
Senior unsecured cash pay loan	700	483	—	—
Senior unsecured PIK-toggle loan	750	470	—	—
9.75% senior unsecured cash pay notes due 2015	—	—	700	697
10.125%/10.875% senior unsecured PIK toggle notes due 2015	—	—	750	692

Total	$5,222	$3,556	$5,150	$4,550

12. Income Taxes

The provision for (benefit from) income taxes is comprised of U.S. Federal, state and non-U.S. taxes. A reconciliation of the Company’s income (loss) before income taxes at the U.S. Federal statutory rate to the provision for (benefit from) income taxes is as follows:

	Predecessor		Successor
In millions	Year ended September 30, 2007	Period from October 1, 2007 through October 26, 2007	Period from October 27, 2007 through September 30, 2008	Year ended September 30, 2009
Income tax provision (benefit) computed at the U.S. Federal statutory rate of 35%	$107	$(39)	$(522)	$(286)
State and local income taxes (benefit), net of federal income tax effect	11	(2)	(20)	17
Tax differentials on foreign earnings	14	12	3	26
Non-deductible transaction costs	9	3	—	6
Research and experimental credit	(12)	—	(2)	(7)
Non-deductible portion of goodwill impairment	—	—	306	81
Other differences—net	5	2	21	10
In-process research and development charge	—	—	28	4
Valuation allowance	(41)	—	3	179

Provision for (benefit from) income taxes	$93	$(24)	$(183)	$30

In fiscal 2009, $111 million of the $179 million increase in the valuation allowance relates to net deferred tax assets generated from pre-tax book tax losses in the U.S. and $68 million outside of the U.S., primarily in Germany. The reconciliations for fiscal 2009 and for the period October 27, 2007 through September 30, 2008 include the effects of the non-deductible portion of goodwill impairment and non-deductible IPRD charge. The $12 million tax benefit in fiscal 2007 relating to the research and experimental credit includes a $6 million tax benefit from the retroactive extension of the research tax credit pursuant to the Tax Relief and Health Care Act of 2006. Also, the $41 million change to the valuation allowance in fiscal 2007 is attributable to taxable earnings in fiscal 2007 in jurisdictions for which net operating loss (“NOL”) carryforwards were fully reserved, the reduction in the valuation allowance associated with German deferred tax assets as a result of a reduction in the German income tax rate and an $8 million tax benefit resulting from the realization of capital loss carryforwards.

The following table presents the U.S. and foreign components of income (loss) before income taxes and the provision for (benefit from) income taxes for fiscal 2007, the periods October 1, 2007 through October 26, 2007 and October 27, 2007 through September 30, 2008 and fiscal 2009:

	Predecessor		Successor
In millions	Year ended September 30, 2007	Period from October 1, 2007 through October 26, 2007	Period from October 27, 2007 through September 30, 2008	Year ended September 30, 2009
INCOME (LOSS) BEFORE INCOME TAXES:
U.S.	$245	$(65)	$(1,521)	$(704)
Foreign	60	(47)	30	(113)

Income (loss) before income taxes	$305	$(112)	$(1,491)	$(817)

PROVISION FOR (BENEFIT FROM) INCOME TAXES:
CURRENT
Federal	$1	$—	$—	$—
State and local	—	—	—	3
Foreign	25	(3)	35	43

Subtotal	$26	$(3)	$35	$46

DEFERRED
Federal	$83	$(16)	$(165)	$(45)
State and local	15	(4)	(29)	21
Foreign	(31)	(1)	(24)	8

Subtotal	$67	$(21)	$(218)	$(16)

Provision for (benefit from) income taxes	$93	$(24)	$(183)	$30

The components of deferred tax assets and liabilities as of September 30, 2008 and 2009 are as follows:

In millions	September 30, 2008	September 30, 2009
DEFERRED INCOME TAX ASSETS:
Benefit obligations	$465	$712
Accrued liabilities	22	—
Net operating loss / credit carryforwards	657	827
Property, plant and equipment	9	12
Other	56	92
Valuation allowance	(185)	(738)

Gross deferred tax assets	$1,024	$905

DEFERRED INCOME TAX LIABILITIES:
Goodwill & intangible assets	$(1,157)	$(1,018)
Other	—	(1)

Gross deferred tax liabilities	$(1,157)	$(1,019)

Net deferred tax asset (liability)	$(133)	$(114)

As of September 30, 2009, the Company had tax-effected NOL carryforwards of $738 million, comprised of $523 million for U.S. federal, state and local taxes and $215 million for foreign taxes, primarily in Germany. U.S. federal and state NOL carryforwards expire through the year 2029, with the majority expiring in excess of 13 years. The majority of foreign NOL carryforwards (after-tax) have no expiration. Additionally, the Company has various other tax credit carryforwards totaling $89 million. Of this total, $29 million expire within five years, $17 million expire between five and 15 years and $43 million expire in excess of 15 years.

As a result of the Merger, a significant change in the ownership of the Company occurred which, pursuant to Section 382 of the U.S. Internal Revenue Code, will limit on an annual basis the Company’s ability to utilize its federal NOLs. The Company’s NOLs will continue to be available to offset taxable income (until such NOLs are either used or expire) subject to the Section 382 annual limitation. If the Section 382 annual limitation amount is not fully utilized in a particular tax year, then the unused portion from that particular tax year will be added to the Section 382 annual limitation in subsequent years.

In fiscal 2009 and for the period October 27, 2007 through September 30, 2008, Avaya recognized significant impairments to its intangible assets and goodwill which contributed to a significant book taxable loss in the U.S. The Company also incurred and expects to continue to incur significant interest expense related to its debt and amortization and depreciation expense associated with the step-up in basis of its assets in purchase accounting. At September 30, 2008, the Company’s U.S. deferred tax liabilities exceeded its U.S deferred tax assets and therefore a valuation allowance against its deferred tax assets in the U.S. was not necessary. However, as a result of continuing pre-tax losses incurred subsequent to the Merger, as of September 30, 2009, excluding the U.S. deferred tax liabilities on indefinite-lived intangible assets, the Company’s deferred tax assets exceed its deferred tax liabilities in the U.S. Further, the Company is in a three-year cumulative book taxable loss position in the U.S. Under GAAP, there is the presumption that a three-year cumulative book taxable loss position is an indicator that a valuation allowance against a Company’s deferred tax assets is required.

In assessing the realization of U.S. deferred tax assets, the Company considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company considered the scheduled reversal of U.S. deferred tax assets and liabilities, projected future U.S. taxable income, and certain distinct tax planning strategies in making this assessment. Based on this assessment, in fiscal 2009, the Company determined that it is more likely than not that the U.S. deferred tax assets to the extent they exceed the scheduled reversal of deferred tax liabilities will not be realized. Accordingly, the Company has provided a valuation allowance against its U.S. net deferred tax assets which has and will continue to adversely affect its effective income tax rate.

At September 30, 2009, the valuation allowance of $738 million is comprised of $497 million relating to U.S. deferred tax assets and $241 million relating to foreign deferred tax assets for which $154 million relates to its German operations. In fiscal 2009, the Company recorded an increase of $553 million to its valuation allowance. The increase in the valuation allowance is comprised of a $193 million charge included in the provision for income taxes and a $360 million increase in accumulated other comprehensive loss primarily associated with the pension liability recorded in accordance with ASC 715, “Compensation—Retirement Benefits”.

The Company has not provided for U.S. deferred income taxes or foreign withholding taxes on $219 million and $263 million of undistributed earnings of its non-U.S. subsidiaries as of September 30, 2008 and 2009, respectively, since the Company intends to reinvest these earnings indefinitely.

On October 1, 2007, the Company adopted the provisions of ASC 740-10 related to uncertain tax positions and, as a result, increased its non-current liability for unrecognized tax benefits (“UTB”) by $18 million and decreased its non-current deferred tax assets by $34 million resulting in a decrease to retained earnings of $52 million. The gross UTB as of October 1, 2007 was $176 million.

The Company’s policy to include interest and penalties related to income taxes within the provision for income taxes did not change as a result of the adoption of ASC 740-10. Included in the calculation of benefit from income taxes for the period October 27, 2007 through September 30, 2008 and fiscal 2009 is interest of $6 million and $6 million, respectively, related to UTB. As of September 30, 2009, the Company has accrued $38 million in other non-current liabilities for interest relating to unrecognized tax benefits.

The Company files corporate income tax returns with the federal government in the U.S. and with multiple U.S. state and local jurisdictions and non-U.S. tax jurisdictions. In the ordinary course of business these income tax returns will be examined by the tax authorities. The Internal Revenue Service (“IRS”) is currently examining the Company’s U.S. Federal income tax returns for fiscal years ended September 30, 2005 and 2006. Although the applicable federal statute of limitations has expired with respect to years prior to September 30, 2005, carryforward attributes generated in these years may still be adjusted upon examination by the IRS. Various state, local, and foreign income tax returns are under examination by taxing authorities for tax years ranging from 2001 through 2007, including those income tax returns filed with the German, U.K. and Canadian tax authorities. It is reasonably possible that the total amount of UTB will increase or decrease in the next 12 months as a result of these examinations; however, quantification of an estimated range cannot be made at this time.

The following table summarizes gross UTBs for the periods October 1, 2007 through October 26, 2007 and October 27, 2007 through September 30, 2008 and fiscal 2009:

In millions
Predecessor Period
Gross UTB balance at October 1, 2007	$176
Additions based on tax positions relating to the period	4

Gross UTB balance at October 26, 2007	$180

Successor Period
Gross UTB balance at October 27, 2007	$209
Additions based on tax positions relating to the period	15

Gross UTB balance at September 30, 2008	$224
Additions based on tax positions relating to the period	4
Additions based on tax positions relating to prior periods	5

Gross UTB balance at September 30, 2009	$233

As of September 30, 2009, the Company’s gross UTB is $233 million. After the adoption by Avaya of ASC 805 on October 1, 2009, any future recognition of these tax reserves would be recorded in earnings.

13. Benefit Obligations

Pension, Postretirement and Postemployment Benefits

The Company sponsors non-contributory defined benefit pension plans covering a portion of its U.S. employees and retirees, and postretirement benefit plans for U.S. retirees that include healthcare benefits and life insurance coverage. The Company froze benefit accruals and additional participation in the pension and postretirement plan for its U.S. management employees effective December 31, 2003. Effective May 24, 2009, the Company entered into a new three-year collective bargaining agreement (the “Agreement”) with the Communications Workers of America (“CWA”) and the International Brotherhood of Electrical Workers (“IBEW”). The Agreement affects the level of pension and postretirement benefits available to U.S. employees of the Company who are represented by the CWA or IBEW (“represented employees”).

Certain non-U.S. operations have various retirement benefit programs covering substantially all of their employees. Some of these programs are considered to be defined benefit pension plans for accounting purposes.

The Company’s general funding policy with respect to the qualified pension plans is to contribute amounts at least sufficient to satisfy the minimum amount required by applicable law and regulations, or to directly pay benefits where appropriate. Contributions to the U.S. pension plans were $20 million, $2 million, $24 million and $51 million, for fiscal 2007, the period October 1, 2007 through October 26, 2007, the period October 27, 2007 through September 30, 2008 and fiscal 2009, respectively. Contributions to the non-U.S. pension plans were $14 million, $1 million, $16 million and $18 million for fiscal 2007, the period October 1, 2007 through October 26, 2007, the period October 27, 2007 through September 30, 2008 and fiscal 2009, respectively. The contributions to the U.S. pension plans for the period October 27, 2007 through September 30, 2008 and fiscal 2009 included payments totaling $6 million and $8 million, respectively, for certain pension benefits that were not pre-funded. Cash contributions of $2 million, $18 million and $43 million were made to satisfy the minimum statutory funding requirements for the period October 1, 2007 through October 26, 2007, the period October 27, 2007 through September 30, 2008 and fiscal 2009, respectively. In fiscal 2010, the Company estimates that it will make payments totaling $7 million for certain U.S. pension benefits that are not pre-funded, contributions totaling $11 million to satisfy the minimum statutory funding requirements in the U.S. and contributions totaling $19 million for non-U.S. plans.

Most post-retirement medical benefits are not pre-funded. Consequently, the Company makes payments as these retiree medical benefits are disbursed. However, in compliance with the terms of the Agreement with the CWA and IBEW, the Company will contribute $5 million at the beginning of each calendar year 2010 through 2012, to fund retirement medical benefits for the U.S. represented employees. The Company also has $12 million remaining of its commitment to contribute $47 million each year, during calendar years 2007 through 2009, in compliance with the terms of the 2006 collective bargaining agreement. At the end of each calendar year, any unused portion of the contributions will be carried forward to offset the subsequent year’s retiree medical and dental costs, if any, which would otherwise be the obligation of the retirees. As a result, contributions plus payments for retiree medical and dental benefits were $5 million, $60 million and $66 million for the period October 1, 2007 through October 26, 2007, the period October 27, 2007 through September 30, 2008 and fiscal 2009, respectively. In fiscal 2010, estimated contributions plus payments for retiree medical and dental benefits will total $66 million.

The defined benefit pension and postretirement plans are accounted for in accordance with ASC 715, “Compensation—Retirement Benefits”. On September 30, 2007, the Company prospectively adopted the provisions of ASC 715, “Compensation—Retirement Benefits”, which requires it to measure the funded status of its plans as of the date of its year end statement of financial position. The adoption has resulted in an increase in benefit obligation of $344 million and an increase in accumulated other comprehensive loss of $199 million as of September 30, 2007.

A reconciliation of the changes in the benefit obligations and fair value of assets of the defined benefit pension and postretirement plans, the funded status of the plans, and the amounts recognized in the Consolidated Balance Sheets is provided in the tables below:

	Pension Benefits U.S.		Pension Benefits Non-U.S.		Postretirement Benefits
	Successor		Successor		Successor
In millions	September 30, 2008	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008	September 30, 2009
CHANGE IN BENEFIT OBLIGATION
Benefit obligation as of beginning of period	$2,794	$2,449	$427	$371	$687	$592
Acquisitions/ transfers	—	—	—	—	—	—
Service cost	10	7	9	7	4	3
Interest cost	156	177	21	24	38	42
Amendments	—	11	—	—	—	13
Actuarial (gain) loss	(311)	520	(65)	53	(75)	125
Benefits paid	(200)	(237)	(15)	(16)	(62)	(68)
Exchange rate movements	—	—	(9)	21	—	—
Curtailments, settlements and other	—	—	3	6	—	—

Benefit obligation as of end of period	$2,449	$2,927	$371	$466	$592	$707
CHANGE IN PLAN ASSETS
Fair value of plan assets as of beginning of period	$2,586	$2,051	$25	$27	$154	$125
Actual return on plan assets	(360)	82	1	3	(27)	—
Employer contributions	24	51	16	18	60	66
Benefits paid	(200)	(237)	(15)	(16)	(62)	(68)
Exchange rate movements	—	—	(1)	1	—	—
Settlements and other	1	7	1	—	—	—

Fair value of plan assets as of end of period	$2,051	$1,954	$27	$33	$125	$123
AMOUNT RECOGNIZED IN THE CONSOLIDATED BALANCE SHEETS CONSISTS OF:
Noncurrent assets	$—	$—	$2	$—	$—	$—
Accrued benefit liability, current	(7)	(7)	(17)	(18)	(68)	(66)
Accrued benefit liability, noncurrent	(391)	(966)	(329)	(415)	(399)	(518)

Net amount recognized	$(398)	$(973)	$(344)	$(433)	$(467)	$(584)

AMOUNT RECOGNIZED IN ACCUMULATED OTHER COMPREHENSIVE LOSS (PRE-TAX) CONSISTS OF:
Net prior service cost	$—	$10	$—	$—	$—	$12
Net actuarial loss (gain)	238	867	(60)	1	(41)	94

Net amount recognized	$238	$877	$(60)	$1	$(41)	$106

In fiscal 2009, plan amendments to increase the pension benefit for U.S. represented employees who terminate employment on or after July 1, 2009, and to contribute $5 million at the beginning of each calendar year 2010 through 2012, to fund retirement medical benefits for U.S. represented employees pursuant to the terms of the Agreement, resulted in a $11 million increase to the Company’s pension obligation and a $13 million increase to the Company’s postretirement benefit obligation. Also in fiscal 2009, a decline of approximately 200 basis points in the discount rates used to determine the pension and postretirement benefit obligations as of the balance sheet date, resulted in a $518 million increase to the Company’s pension obligation and a $118 million increase to the Company’s postretirement benefit obligation.

The following table provides the accumulated benefit obligation for all defined benefit pension plans and information for pension plans with an accumulated benefit obligation in excess of plan assets:

	U.S. Plans		Non-U.S. Plans
In millions	September 30, 2008	September 30, 2009	September 30, 2008	September 30, 2009
Accumulated Benefit Obligation for all plans	$2,449	$2,927	$362	$452

Plans with Accumulated Benefit Obligation in excess of plan assets
Projected Benefit Obligation	$2,449	$2,927	$347	$430
Accumulated Benefit Obligation	2,449	2,927	344	425
Fair Value of Plan Assets	2,051	1,954	2	3

Estimated future benefits expected to be paid in each of the next five fiscal years, and in aggregate for the five fiscal years thereafter, are presented below:

	Pension Benefits		Other Benefits	Federal Prescription Drug Subsidy Receipts
In millions	US	Non-U.S.
2010	$206	$17	$69	$1
2011	206	19	67	2
2012	207	22	65	2
2013	208	25	57	3
2014	208	23	54	4
2015 - 2019	1,036	148	239	21

Total	$2,071	$254	$551	$33

The components of the pension net periodic benefit cost (credit) for fiscal 2007, the period October 1, 2007 through October 26, 2007, the period October 27, 2007 through September 30, 2008 and fiscal 2009 are provided in the tables below:

	Pension Benefits-U.S.
	Predecessor		Successor
In millions	Year ended September 30, 2007	Period from October 1, 2007 through October 26, 2007	Period from October 27, 2007 through September 30, 2008	Year ended September 30, 2009
Components of Net Periodic Benefit Cost (Credit)
Service cost	$13	$1	$10	$7
Interest cost	166	14	156	177
Expected return on plan assets	(203)	(17)	(192)	(197)
Amortization of unrecognized prior service cost	3	—	—	—
Amortization of previously unrecognized net actuarial loss	46	2	—	—

Net periodic benefit cost (credit)	$25	$—	$(26)	$(13)

	Pension Benefits-Non-U.S.
	Predecessor		Successor
In millions	Year ended September 30, 2007	Period from October 1, 2007 through October 26, 2007	Period from October 27, 2007 through September 30, 2008	Year ended September 30, 2009
Components of Net Periodic Benefit Cost
Service cost	$11	$1	$9	$7
Interest cost	19	2	21	24
Expected return on plan assets	(1)	—	(1)	(2)
Amortization of previously unrecognized net actuarial gain	—	—	—	(2)
Curtailment, settlement gain	(3)	—	—	1

Net periodic benefit cost	$26	$3	$29	$28

The components of the postretirement net periodic benefit cost for fiscal 2007, the period October 1, 2007 through October 26, 2007, the period October 27, 2007 through September 30, 2008 and fiscal 2009 are provided in the table below:

	Postretirement Benefits-U.S.
	Predecessor		Successor
In millions	Year ended September 30, 2007	Period from October 1, 2007 through October 26, 2007	Period from October 27, 2007 through September 30, 2008	Year ended September 30, 2009
Components of Net Periodic Benefit Cost
Service cost	$5	$—	$4	$3
Interest cost	41	3	38	42
Expected return on plan assets	(9)	—	(8)	(10)
Amortization of unrecognized prior service cost	31	3	—	1

Net periodic benefit cost	$68	$6	$34	$36

The estimated amounts to be amortized from accumulated other comprehensive income into net periodic benefit cost during fiscal 2010 are provided in the table below:

In millions	Pension Benefits-US	Pension Benefits-Non-US	Postretirement Benefits
Amortization of prior service cost	$1	$—	$4
Recognized net actuarial loss	34	—	1

	$35	$—	$5

The weighted average assumptions used to determine the projected benefit obligation and net periodic benefit cost for the pension plans are provided in the table below:

	Pension Benefits-U.S.		Pension Benefits-Non-U.S.
	September 30, 2008	September 30, 2009	September 30, 2008	September 30, 2009
Weighted-average assumptions used to determine Benefit obligations
Discount rate	7.60%	5.65%	6.70%	5.55%
Rate of compensation increase	4.00%	4.00%	3.22%	3.29%

	Pension Benefits-U.S.
	Predecessor		Successor
	Year ended September 30, 2007	Period from October 1, 2007 through October 26, 2007	Period from October 27, 2007 through September 30, 2008	Year ended September 30, 2009
Weighted-average assumptions used to determine net periodic benefit cost
Discount rate	5.90%	6.30%	6.30%	7.60%
Expected return on plan assets	9.00%	9.00%	9.00%	8.75%
Rate of compensation increase	4.00%	4.00%	4.00%	4.00%

	Pension Benefits-Non-U.S.
	Predecessor		Successor
	Year ended September 30, 2007	Period from October 1, 2007 through October 26, 2007	Period from October 27, 2007 through September 30, 2008	Year ended September 30, 2009
Weighted-average assumptions used to determine net periodic benefit cost
Discount rate	4.74%	5.26%	5.26%	6.70%
Expected return on plan assets	4.53%	5.17%	5.17%	6.34%
Rate of compensation increase	3.03%	3.16%	3.20%	3.22%

The weighted average assumptions used to determine the accumulated postretirement benefit obligation and net periodic benefit cost for the postretirement plans are provided in the table below:

	Postretirement Benefits
	September 30, 2008	September 30, 2009
Weighted-average assumptions used to determine Benefit obligations
Discount rate	7.58%	5.50%
Rate of compensation increase	4.00%	4.00%

	Postretirement Benefits
	Predecessor		Successor
	Year ended September 30, 2007	Period from October 1, 2007 through October 26, 2007	Period from October 27, 2007 through September 30, 2008	Year ended September 30, 2009
Weighted-average assumptions used to determine net periodic benefit cost
Discount rate	4.74%	6.23%	6.23%	7.58%
Expected return on plan assets	4.53%	7.00%	7.00%	6.75%
Rate of compensation increase	3.03%	4.00%	4.00%	4.00%

The discount rate is subject to change each year, consistent with changes in rates of return on high-quality fixed-income investments currently available and expected to be available during the expected benefit payment period. The Company selects the assumed discount rate for its U.S. pension and postretirement plans by applying the published rates of existing yield curves, such as the Citigroup Pension Discount Curve and the Citigroup Above Median Pension Discount Curve, to the expected benefit payment streams and develops a rate at which it is believed the benefit obligations could be effectively settled. Based on the published rates as of September 30, 2009, the Company used a discount rate of 5.65% for the U.S. pension plans and a weighted average discount rate of 5.50% for the postretirement plans, a decrease of 195 basis points and 208 basis points, respectively, from the 7.60% and 7.58% rates used as of September 30, 2008. As of September 30, 2009, this had the effect of increasing the projected pension benefit obligation by approximately $518 million, and the accumulated postretirement benefit obligation by approximately $118 million. For fiscal 2010, this has the effect of increasing pension service cost by approximately $2 million and the postretirement service cost by $1 million.

The expected long-term rate of return on U.S. pension and postretirement plan assets is selected by taking into account the expected duration of the projected benefit obligation for the plans, the targeted asset mix of the plans, and whether the plan assets are actively managed. The forward-looking assumptions underlying the expected long-term rate of return are developed by an investment adviser and reviewed by the Company for reasonableness. The return and risk assumptions consider such factors as anticipated long-term performance of individual asset classes, risk premium for active management based on qualitative and quantitative analysis, and correlations of the asset classes that comprise the asset portfolio.

Based on an analysis of the U.S. qualified pension plans completed in fiscal 2009, the Company’s Investment Committee approved a risk management strategy with the objective of reducing the volatility of the funded status of the plans. The approved change resulted in a 2.5% reduction in the targeted asset allocation to the growth portfolio, with an offsetting increase to the targeted asset allocation to the liquidity/immunizing portfolio. As a result of these changes, the expected long-term rate of return for fiscal 2010 will be reduced from 8.75% to 8.50%. A 25 basis point change in the expected long-term rate of return will result in approximately a $5 million change in pension expense.

Based on an analysis of the postretirement plans completed in fiscal 2008, the targeted asset allocation for the portion of the assets set aside to fund medical benefits was changed to approximately 60% debt securities and 40% equity securities. As a result of this change, the weighted average targeted asset allocation for the postretirement plans changed from 70% equity securities/30% debt securities to 68% equity securities/32% debt securities. Based on application of the investment adviser’s capital market assumptions to the targeted asset allocation, the expected long-term rate of return for fiscal 2010 was changed from 6.75% to 8.0%. The change in the expected long-term rate of return will result in a $1 million change in postretirement expense.

The assumed health care cost trend rates for postretirement benefit plans were as follows:

	September 30, 2008	September 30, 2009
Health care cost trend rate assumed for next year	8.3%	7.8%
Rate to which the cost trend rate is assumed to decline (ultimate trend rate)	5.5%	5.5%
Year that the rate reaches the ultimate trend rate	2014	2014

The Company’s cost for postretirement healthcare claims is capped and the projected postretirement healthcare claims exceed the cap. Therefore, postretirement healthcare trend rates have little or no effect on the amounts reported for the postretirement health care plan. As of September 30, 2009, neither a one-percentage-point increase nor a one-percentage-point decrease in the Company’s healthcare cost trend rates would have any impact on the postretirement benefit obligation and the service and interest cost components of net periodic benefit cost.

The weighted-average asset allocation of the pension and postretirement plans by asset category and target allocation is as follows:

	Pension Plan Assets-U.S.			Pension Plan Assets-Non-U.S.		Postretirement Plan Assets
Asset Category	September 30, 2008	September 30, 2009	Long- term Target	September 30, 2008	September 30, 2009	September 30, 2008	September 30, 2009	Long- term Target
Equity Securities	39%	35%	36%	9%	12%	64%	66%	68%
Debt Securities	31%	40%	37%	62%	62%	36%	34%	32%
Hedge Funds	0%	9%	10%	0%	0%	0%	0%	0%
Private Equity	0%	7%	7%	0%	0%	0%	0%	0%
Real Estate	0%	1%	3%	0%	0%	0%	0%	0%
Other (1)	30%	8%	7%	29%	26%	0%	0%	0%

Total	100%	100%	100%	100%	100%	100%	100%	100%

(1)	At September 30, 2008, the Other category included cash/cash equivalents, derivative financial instruments, hedge funds and private equity and real estate limited partnerships. At September 30, 2009, hedge funds, and private equity and real estate limited partnerships have been shown separately.

The Company’s asset investment strategy focuses on maintaining a diversified portfolio of professionally managed assets designed to optimize returns subject to a prudent level of risk. Risk management practices include diversification across asset classes and investment styles and periodic rebalancing toward asset allocation targets. An asset-liability study is performed on an annual basis for the pension plans, and on an as-necessary basis for the postretirement plans, to determine the optimal asset mix to meet future benefit obligations. The most recent pension asset-liability study was completed in fiscal 2009.

As part of the Company’s investment and risk management strategy, the U.S. pension plans enter into both derivatives and long bond portfolios to minimize their sensitivity to interest rate movements. The derivative financial instruments used in support of the interest rate risk management investment strategy include forwards, futures, swaptions and swaps. The use of derivative financial instruments for speculative purposes is prohibited by the Company’s investment policy.

Also, as part of the Company’s investment strategy, the U.S. pension plans invest in hedge funds, and private equity and close-ended real estate funds to provide additional uncorrelated returns. All funds are broadly diversified to minimize exposure to any one specific investment.

The fair value of plan assets is determined by the trustee using quoted market prices when available. Assets for which quoted market prices are not available are valued using other sources considered reliable. For example, the values for mutual funds and commingled funds are determined from the net asset value per share reported by the fund managers, and the values for limited partnerships are provided by the general partners whose fair value estimates may utilize appraisals of the underlying assets or discounted cash flow models. Because of the inherent uncertainty of valuation, estimated fair values may differ significantly from the fair values that would have been used had an active market existed.

Savings Plans

Substantially all of the Company’s U.S. employees are eligible to participate in savings plans sponsored by the Company. The plans allow employees to contribute a portion of their compensation on a pre-tax and after-tax basis in accordance with specified guidelines. Avaya matches a percentage of employee contributions up to certain limits. As of March 1, 2009, the Company suspended its contributions to all non-represented employees. The Company’s expense related to these savings plans was $54 million in fiscal 2007, $4 million in the predecessor period of fiscal 2008 and $45 million in the successor period of fiscal 2008 and $17 million in fiscal 2009.

14. Share-based Compensation

Post-Merger Equity Incentive Plan

The Sierra Holdings Corp. Amended and Restated 2007 Equity Incentive Plan (“2007 Plan”) governs the issuance of equity awards, including restricted stock units and stock options, to eligible plan participants. Key employees, directors, and consultants of the Company may be eligible to receive awards under the 2007 Plan. Each stock option, when vested and exercised, and each restricted stock unit, when vested, entitles the holder to receive one share of the Parent’s stock, subject to certain restrictions on their transfer and sale as defined in the 2007 Plan and the related award agreements. As of September 30, 2009, the Parent had authorized the issuance of up to 45,348,157 shares of its stock under the 2007 Plan, in addition to 2,924,125 shares underlying the continuation awards described below.

Option Awards

Under the 2007 Plan, stock options may not be granted with an exercise price of less than the fair market value of the underlying stock of the Parent on the date of grant. Share-based compensation expense recognized in the Consolidated Statements of Operations is based on awards ultimately expected to vest. Forfeitures are estimated at the time of grant and revised, if necessary, in subsequent periods if actual forfeitures differ from those estimates in accordance with authoritative guidance.

The Company has granted time-based, performance-based “EBITDA,” and market-based “multiple-of-money” options to purchase stock of the Parent. The vesting of these options and the related compensation expense can be accelerated upon a change in control, subject to certain conditions. All options awarded under the 2007 Plan expire ten years from the date of grant or upon cessation of employment, in which event there are limited exercise provisions allotted to vested options.

Time-based options vest over their performance periods, generally four years, and are payable in shares of the Parent’s stock upon vesting and exercise. Compensation expense equal to the fair value of the option measured on the grant date is recognized utilizing graded attribution over the requisite service period.

EBITDA options vest in equal installments each year over a four-year period assuming annual EBITDA targets are met. In the event that any annual EBITDA target is not met, cumulative targets would permit catch-up vesting in subsequent years should these annual EBITDA targets be achieved on a cumulative basis. The fair value of EBITDA options are measured on the date of grant. Compensation expense is recorded utilizing graded attribution over the requisite service period. Vesting, and therefore compensation expense, is estimated at the time that the achievement of the annual or cumulative EBITDA targets become probable. Compensation expense is adjusted for subsequent changes in the expected outcome of the annual and cumulative EBITDA targets until the vesting date.

Multiple-of-money options vest upon the achievement of defined returns on the Sponsors’ initial investment (a “triggering event”) in the Parent. Because vesting of the multiple-of-money market-based options is outside the control of the Company and the employees, vesting and resulting compensation expense relative to the multiple-of-money options must only be recognized upon the occurrence of a triggering event (e.g., sale or initial public offering of Parent). Such a triggering event may also cause any unvested portion of the EBITDA options to vest.

The fair value of option awards are determined at the date of grant utilizing the Cox-Ross-Rubinstein (“CRR”) binomial option pricing model which is affected by the fair value of the Parent’s stock as well as a number of highly complex and subjective assumptions. Expected volatility is based primarily on a combination of the Company’s peer group’s historical volatility and estimates of implied volatility of the Company’s peer group. The risk-free interest rate assumption was derived from reference to the U.S. Treasury Spot rates for the expected term of the stock options. The dividend yield assumption is based on the Parent’s intent not to issue a dividend under its dividend policy. The expected holding period assumption was estimated based on the Company’s historical experience.

Options granted during the year ended September 30, 2009 have an exercise price of $3.80, which was the estimated fair value of the underlying shares at the time granted. The fair value of each of these options was $2.09 and was determined utilizing the following assumptions: grant and strike price of $3.80; expected term to exercise of 5 years; expected volatility of 63.94%; risk-free interest rate of 2.24%; and no dividend yield.

Options granted during the period October 27, 2007 through September 30, 2008 have an exercise price of $5.00, which was the estimated fair value of the underlying shares at the time granted. The fair value of each of these options was $2.28 and was determined utilizing the following assumptions: grant and strike price of $5.00; expected term to exercise of 5 years; expected volatility of 46.5%; risk-free interest rate of 3.93%; and no dividend yield.

For the year ended September 30, 2009 and the period October 27, 2007 through September 30, 2008, the Company recognized share-based compensation associated with these options of $9 million and $21 million, respectively, which is included in costs and operating expenses. At September 30, 2009, there was $18 million of unrecognized share-based compensation that the Company expects to recognize as expense over the next three to four years associated with 2007 Plan options. The expected expense does not include any compensation associated with the multiple-of-money and EBITDA awards. At September 30, 2009 there are 4,526,280 vested and exercisable options outstanding with an exercise price of $5.00, a fair value at the date of grant of $10 million and no intrinsic value. No options were vested or exercisable at September 30, 2008, and through September 30, 2009, no options have been exercised (in each case other than continuation options, as discussed below).

The following table summarizes option awards under the 2007 Plan (excluding the continuation options, as discussed below):

Options (in 000s)	Time-based	EBITDA	Multiple-of-Money	Total	Weighted Average Exercise Price	Fair Value at Date of Grant (in 000s)
Granted	25,470	6,857	6,857	39,184	$5.00	$89,342
Forfeited	(5,570)	(1,500)	(1,500)	(8,570)	$5.00	(19,540)

Outstanding—September 30, 2008	19,900	5,357	5,357	30,614	$5.00	69,802
Granted	8,162	2,197	2,197	12,556	$3.80	26,240
Forfeited	(7,884)	(2,123)	(2,123)	(12,130)	$4.94	(27,536)

Outstanding—September 30, 2009	20,178	5,431	5,431	31,040	$4.54	$68,506

Effective November 1, 2009, the 2007 Plan was amended to increase the number of shares authorized for grants to 49,848,157. Further, the Board approved a stock option exchange program through which individuals holding stock options having an exercise price equal to or greater than $3.80 per share could exchange them on a one option-for-one option basis, for replacement options with an exercise price of $3.00, the fair value of the underlying shares at the time of grant, and with new vesting terms. The replacement options issued to participants in the exchange program include time-based and market-based multiple-of-money options. The time-based options vest ratably over four years following the date of grant. The multiple-of-money options vest upon the achievement of defined returns on the Sponsors’ initial investment in the Parent. The tender offer was closed on November 16, 2009 and 28,625,000 options were tendered for exchange. The replacement options have an effective grant date of November 17, 2009.

Restricted Stock Units

The Company has issued restricted stock units (“RSUs”) which represents the right to receive one share of the Parent’s stock when fully vested. The fair value of the RSUs was estimated by the Board of Directors at the date of grant.

2009 Awards

During fiscal 2009, the Company awarded 210,789 RSUs to several employees, of which 40,000 RSUs vested through January 2009 and the rest vest through May 2013. The fair value of these awards at the date of grant was $3.80 per share.

In December 2008, the Company granted to its chief executive officer, Kevin Kennedy, 400,000 RSUs, which vest equally on the first, second, third and fourth anniversary dates of the effective date of his employment agreement, December 22, 2008. In accordance with the terms of these RSU grants, prior to December 22, 2010, and prior to an initial public offering, (i) if Mr. Kennedy’s employment is terminated other than for cause, (ii) if he voluntarily resigns for good reason, or (iii) upon his death or disability, Mr. Kennedy has the right to require Parent to purchase from him any or all of the shares of common stock underlying his vested RSUs at fair market value, unless fair market value is less than $10 per share, in which case the purchase price shall be $10 per share (the “RSU Price”). After December 22, 2010, and prior to an initial public offering, (i) if Mr. Kennedy’s employment is terminated other than for cause, (ii) if he voluntarily resigns for any reason, or (ii) upon his death or disability, Mr. Kennedy has the right to require the Parent to purchase from him any or all of the shares of common stock subject to his vested RSUs at the RSU Price. Further, in the event that certain “drag-along” or “tag-along” provisions under the management stockholders’ agreement are exercised and Mr. Kennedy sells shares of common stock underlying vested RSUs in certain transactions and receives less than $10 per share, then Parent is obligated to pay to Mr. Kennedy the difference between $10 per share and the amount realized by Mr. Kennedy in such transaction. At September 30, 2009, the estimated fair value of each of Mr. Kennedy’s RSUs was $10.00.

2008 Awards

In November 2007, the Company awarded 60,000 RSUs which vested in three equal installments from December 2007 through February 2008. In January 2008 the Company awarded 50,000 RSUs which will fully vest January 2010. The stated fair value of each RSU at the date of grant was $5.00.

Compensation expense associated with RSUs for the year ended September 30, 2009 was $1 million. Compensation expense for the period October 27, 2007 through September 30, 2008 associated with RSUs was not material.

As of September 30, 2009, there was $4 million of unrecognized share based compensation associated with RSUs that the Company expects to recognize as expense through May 2013. The following table summarizes the RSUs granted under the 2007 Plan:

Nonvested Shares	Shares
Granted	110,000
Vested	(60,000)

Non-vested shares at September 30, 2008	50,000
Granted	610,789
Vested	(40,000)

Non-vested shares at September 30, 2009	620,789

Continuation Awards

Following the closing of the Merger, fully vested options to purchase shares of the Predecessor Company held by certain members of management that were not exercised before the Merger were substituted for fully-vested stock options to purchase 1,592,970 shares of Parent having the same intrinsic value of $6 million (“continuation options”). The continuation options have an exercise price of $1.25 and have and average remaining life of 4.8 years. As of September 30, 2009 407,806 of these continuation options had been exercised, with the remaining 1,185,164 continuation options still outstanding.

Additionally, following the closing of the Merger, fully vested performance based RSUs of the Predecessor Company held by certain members of management were substituted for 1,331,155 fully-vested RSUs of Parent, having the same intrinsic value of $7 million (“continuation units”). During the period October 27, 2007 through September 30, 2008, 358,814 of the continuation units were forfeited. Each continuation unit represents the right to receive one share of Parent stock. In accordance with the 2007 Plan, the continuation options and continuation units do not detract from the authorized shares under the 2007 Plan.

Pre-Merger Share-based Compensation

Prior to the Merger, the Company had stock compensation plans and a stock purchase plan which have been terminated.

Stock Options

Prior to the Merger, stock options were provided for under the Avaya Inc. 2004 Long Term Incentive Plan and several other plans (the “Pre-Merger Plans”). Stock options under the Pre-Merger Plans were generally granted with an exercise price equal to or above the fair market value of a share of common stock of the Predecessor Company on the date of grant, had terms of seven to ten years and generally vested three or four years from the date of grant.

In connection with the Merger, all unvested stock options of the Predecessor Company then outstanding vested in full on September 28, 2007. Accordingly, each option outstanding immediately prior to the Merger was cancelled and converted into the right to receive a cash amount equal to the excess, if any, of $17.50 over the exercise price payable with respect of such option. For fiscal 2007, approximately $58 million of compensation expense related to stock options was recorded, which included compensation expense associated with the accelerated vesting of these options.

The fair value of stock options awarded during fiscal 2007 was estimated on the grant-date using the lattice-binomial model. The following weighted average assumptions were used in fiscal 2007: expected term to exercise of 3.6 years; expected volatility of 56.0%; risk-free interest rate of 4.9%; and no dividend yield.

The following table summarizes information concerning options outstanding including the related transactions for fiscal 2007:

	Shares (000’s)	Weighted Average Exercise Price
Options outstanding at October 1, 2006	48,931	$14.10
Granted	6,645	13.19
Exercised	(10,712)	10.36
Forfeited and expired	(6,889)	15.04

Options outstanding at September 30, 2007	37,975	$14.83

The weighted-average grant-date fair value of options granted during fiscal 2007 was $5.82. The total intrinsic value under the lattice-binomial model ascribed to the options exercised during 2007 was $50 million.

Restricted Stock Units

The Pre-Merger Plans permitted grants of RSUs to eligible employees and non-employee Directors at the fair market value of a share of the Predecessor Company’s common stock on the date of grant.

Pre-Merger RSUs that vested over time typically vested over a four-year period and were payable in shares of the Predecessor Company’s common stock. In accordance with the terms of the Pre-Merger Plans under which they were issued, these Pre-Merger time-based RSUs accelerated on September 28, 2007.

In addition to time-based RSUs, performance-based RSUs were granted under the Pre-Merger Plans. On December 15, 2005, the Compensation Committee of the Board of Directors approved awards of 350,000 performance-vesting RSUs to executive officers of the Predecessor Company pursuant to the terms of the Pre-Merger Plans. Effective December 19, 2006, the Compensation Committee of the Board of Directors approved awards of 381,000 RSUs to executive officers of the Predecessor Company under the Pre-Merger Plans each with a market-vesting condition based on the Company’s total shareholder return performance as a percentile against a peer group. As of September 30, 2007, there was approximately $6 million of total unrecognized compensation cost related to non-vested share-based compensation arrangements granted under the Pre-Merger Plans. That cost was recognized upon consummation of the Merger during fiscal 2008.

The following table summarizes the Pre-Merger RSUs granted to employees of the Predecessor Company for fiscal 2007 including time vesting RSUs, performance-vesting RSUs, and market-vesting RSUs:

Nonvested Shares	Shares (000’s)	Weighted-Average Grant-Date Fair Value
Non-vested shares at September 30, 2006	5,319	$12.44
Granted	3,120	13.07
Vested	(6,484)	12.52
Forfeited and expired	(1,209)	13.01

Non-vested shares at September 30, 2007	746	$13.46

Employee Stock Purchase Plan

Under the terms of the prior employee stock purchase plan, eligible employees could contribute up to 10% of eligible compensation deducted from their pay to purchase common stock of the Predecessor Company. The per share purchase price was 85% of the average high and low per share trading price of the Predecessor Company’s common stock on the New York Stock Exchange on the last trading day of each month. During fiscal 2007, 2.4 million shares were purchased under this plan at weighted average prices of $11.66. Approximately $2 million of compensation expense was recognized for fiscal 2007 related to the employee stock purchase plan. This plan ended in September 2007.

15. Operating Segments

The Company reports its operations in two segments—Global Communications Solutions (“GCS”) and Avaya Global Services (“AGS”). The GCS segment primarily develops, markets, and sells unified communications and contact center solutions by integrating multiple forms of communications, including telephone, e-mail, instant messaging and video. The AGS segment develops, markets and sells comprehensive end-to-end global service offerings that allow customers to evaluate, plan, design, implement, monitor and manage complex enterprise communications networks.

For internal reporting purposes the Company’s chief operating decision maker makes financial decisions and allocates resources based on segment margin information obtained from the Company’s internal management systems. Management does not include in its segment measures of profitability selling, general, and administrative expenses, research and development expenses, amortization of intangible assets, and certain discrete items, such as charges relating to restructuring actions, impairment charges, and Merger-related costs as these costs are not core to the measurement of segment management’s performance, but rather are controlled at the corporate level. The current view of measuring segment profit or loss by the Company’s chief operating decision maker was adopted by the Company during the quarter ended March 31, 2009 upon the appointment of the Company’s new Chief Executive Officer and accordingly, the disclosures for the Company’s operating segments for the period October 1, 2007 through October 26, 2007 and October 27, 2007 through September 30, 2008 have been reclassified to conform to the new measurement.

No single customer accounted for more than 10% of net revenue for the periods October 1, 2007 through October 26, 2007, October 27, 2007 through September 30, 2008 and fiscal 2009.

Reportable Segments

Summarized financial information relating to the Company’s reportable segments is shown in the following table:

	Predecessor		Successor
In millions	Year ended September 30, 2007	Period from October 1, 2007 through October 26, 2007	Period from October 27, 2007 through September 30, 2008	Year ended September 30, 2009
REVENUE
Global Communications Solutions	$2,882	$96	$2,646	$1,944
Avaya Global Services	2,396	150	2,320	2,222
Unallocated Amounts(1)	—	—	(43)	(16)

	$5,278	$246	$4,923	$4,150
GROSS MARGIN
Global Communications Solutions	$1,588	$40	$1,482	$1,070
Avaya Global Services	883	50	910	1,061
Unallocated Amounts(1)	(20)	(1)	(359)	(265)

	2,451	89	2,033	1,866
OPERATING EXPENSES
Selling, general and administrative	1,552	111	1,466	1,274
Research and development	444	29	376	309
Amortization of intangible assets	48	4	187	207
Impairment of indefinite-lived intangible assets	—	—	130	60
Goodwill impairment	—	—	899	235
Restructuring charges, net	36	1	—	160
In-process research and development charge	—	—	112	12
Acquisition-related costs	—	—	—	29
Merger-related costs	105	57	1	—

	2,185	202	3,171	2,286

OPERATING INCOME (LOSS)	266	(113)	(1,138)	(420)
INTEREST EXPENSE AND OTHER INCOME, NET	39	1	(353)	(397)

INCOME (LOSS) BEFORE INCOME TAXES	$305	$(112)	$(1,491)	$(817)

Assets:
Global Communications Solutions	$956		$1,562	$1,246
Avaya Global Services	478		2,620	2,575
Unallocated Assets(2)	4,499		5,813	4,829

Total	$5,933		$9,995	$8,650

(1)	Unallocated Amounts in Gross Margin include the amortization of technology intangible assets that are not identified with a specific segment. Unallocated Amounts in Revenue and Gross Margin also include the impacts of certain fair value adjustments recorded in purchase accounting in connection with the Merger.
(2)	Unallocated Assets consist of cash and cash equivalents, accounts receivable, deferred income tax assets, property, plant and equipment, intangible assets and other assets. Unallocated Assets are managed at the corporate level and are not identified with a specific segment.

Geographic Information

Financial information relating to the Company’s revenue and long-lived assets by geographic area is as follows:

Revenue(1)
	Predecessor		Successor
In millions	Year ended September 30, 2007	Period from October 1, 2007 through October 26, 2007	Period from October 27, 2007 through September 30, 2008	Year ended September 30, 2009
North America:
U.S.	$2,946	$142	$2,513	$2,276
Canada	105	5	105	89

Total North America	3,051	147	2,618	2,365
Outside North America:
Germany	728	42	715	579
EMEA (excluding Germany)	850	29	857	613

Total EMEA	1,578	71	1,572	1,192
APAC—Asia Pacific	442	15	473	350
CALA—Central and Latin America	207	13	260	243

Total outside North America	2,227	99	2,305	1,785

Total	$5,278	$246	$4,923	$4,150

	Long-Lived Assets(2)
In millions	September 30, 2008	September 30, 2009
North America:
U.S.	$309	$249
Canada	3	1

Total North America	312	250
Outside North America:
Germany	134	109
EMEA (excluding Germany)	30	22

Total EMEA	164	131
APAC—Asia Pacific	31	28
CALA—Central and Latin America	8	10

Total outside North America	203	169

Total	$515	$419

(1)	Revenue is attributed to geographic areas based on the location of customers.
(2)	Represents property, plant and equipment, net.

16. Related Party Transactions

Parent and the Company entered into a Management Services Agreement with Silver Lake Management Company III, L.L.C., an affiliate of Silver Lake, and TPG Capital, L.P., an affiliate of TPG, collectively “the Managers,” pursuant to which the Managers provide financial advisory services to the Company. Pursuant to the Management Services Agreement, the Managers receive a monitoring fee of $7 million per annum and reimbursement for out-of-pocket expenses incurred in connection with the provision of such services. In accordance with the Management Services Agreement, the Company recorded $7 million and $6 million of monitoring fees during fiscal 2009 and the period October 27, 2007 through September 30, 2008, respectively. No monitoring fees were provided during the period October 1, 2007 through October 26, 2007 or fiscal 2007.

Charles Giancarlo, Greg Mondre and David Roux are Directors of the Company and of the Parent and they hold the positions of Managing Director, Managing Director and Co-Chief Executive, respectively, of Silver Lake. Eugene Frantz, John Marren and Kevin Rollins are Directors of each of the Company and the Parent and they hold the positions of Partner, Partner and Senior Advisor, respectively, of TPG.

Effective June 30, 2008, Mr. Giancarlo was elected President and Chief Executive Officer of each of the Company and Parent. Pursuant to an agreement executed in July 2008 and subsequently amended in January 2009 between the Company, Parent and Silver Lake Management Company III, L.L.C., the Company was entitled to reduce the portion of the monitoring fee payable to Silver Lake under the Management Services Agreement discussed above by the amount of any compensation (excluding any one-time cash bonus compensation) paid by the Company or any of its affiliates to Mr. Giancarlo (plus any employer taxes paid with respect to such compensation during such period) in return for his service. During fiscal 2009 and the period October 27, 2007 through September 30, 2008, an aggregate of $1.4 million and $0.3 million, respectively, was paid to Mr. Giancarlo for services as President and Chief Executive Officer of the Company, of which $1 million in fiscal 2009 was a one-time cash bonus compensation. In addition, on November 24, 2008, Mr. Giancarlo received a grant of 500,000 stock options having an exercise price of $3.80 per share, the fair market value of a share of the Company’s Parent’s common stock on the date of the grant. The stock options were issued with standard vesting provisions using the standard weightings of time-based, EBITDA-based and MoM-based awards used when making grants to employees generally. Effective December 22, 2008, Kevin J. Kennedy joined the Company as President and Chief Executive Officer. Subsequently, Mr. Giancarlo remained with the Company as the Chairman of the Board of Directors. Mr. Giancarlo participated in the Company’s stock option tender offer (see Note 14, “Share-based Compensation”) and tendered all of his stock options for an identical number of new stock options having a grant date of November 17, 2009, an exercise price of $3.00 per share and new vesting provisions.

During fiscal 2008, the Company purchased approximately $3 million of products and/or services from Cognos ULC (“Cognos”). Thomas Manley joined the Company as its Chief Financial Officer effective July 7, 2008. Prior to that time, Mr. Manley served as the Chief Financial Officer of Cognos, a position he relinquished when he joined the Company.

17. Commitments and Contingencies

Legal Proceedings

In the ordinary course of business, the Company is involved in litigation, claims, government inquiries, investigations and proceedings, including, but not limited to, those identified below, relating to intellectual property, commercial, securities, employment, employee benefits, environmental and regulatory matters.

In accordance with FASB ASC Topic 450, “Contingencies,” the Company records an accrual for a contingency when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. If a range of liability is probable and estimable and some amount within the range appears to be a better estimate than any other amount within the range, the Company accrues that amount. If a range of liability is probable and estimable and no amount within the range appears to be a better estimate than any other amount within the range, the Company accrues the minimum of such probable range. Often these issues are subject to substantial uncertainties and, therefore, the probability of loss and an estimation of damages are difficult to ascertain. These assessments can involve a series of complex judgments about future events and can rely heavily on estimates and assumptions that have been deemed reasonable by management. Although the Company believes it has substantial defenses in these matters, it could in the future incur judgments or enter into settlements of claims that could have a material adverse effect on its financial position, results of operations or cash flows in any particular period.

Other than as described below, the Company believes there is no litigation pending against the Company that could have, individually or in the aggregate, a material adverse effect on the Company’s financial position, results of operations or cash flows.

Securities Litigation

In April and May of 2005, purported class action lawsuits were filed in the U.S. District Court for the District of New Jersey against Avaya and certain of its officers, alleging violations of the federal securities laws. The actions purport to be filed on behalf of purchasers of Avaya common stock during the period from October 5, 2004 (the date of the Company’s signing of the agreement to acquire Tenovis Germany GmbH) through April 19, 2005.

The complaints, which are substantially similar to one another, allege, among other things, that the plaintiffs were injured by reason of certain allegedly false and misleading statements made by Avaya relating to the cost of the Tenovis integration, the disruption caused by changes in the delivery of the Company’s products to the market and reductions in the demand for Avaya products in the U.S., and that based on the foregoing Avaya has no basis to project its stated revenue goals for fiscal 2005. The Company has been served with a number of these complaints. No class has been certified in the actions. The complaints seek compensatory damages plus interest and attorneys’ fees. In August 2005, the court entered an order identifying a lead plaintiff and lead plaintiff’s counsel. A consolidated amended complaint was filed in October 2005. Pursuant to a scheduling order issued by the District Court, defendants filed their motion to dismiss the consolidated complaint in December 2005. In September 2006, the District Court granted defendants’ motion to dismiss the case in its entirety and with prejudice, which was appealed by the plaintiffs. The Third Circuit Court of Appeals issued a decision in April 2009, affirming in part and reversing in part, the District Court’s decision. Although the appeals court’s decision dismissed most of plaintiffs’ claims, a portion of the complaint alleging that one of the defendants in March 2005 made a misleading statement about price competition has been remanded to the District Court for further proceeding. The court thus limited the class period to the time of March 3, 2005 to April 19, 2005. The parties are now engaged in the discovery process related to the remaining allegations. Because this matter is in the early stages, an outcome cannot be predicted and, as a result, Avaya cannot be assured that this case will not have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Derivative Litigation

In May and July of 2005, three derivative complaints were filed against certain officers and the members of the Board of Directors (“Board”) of the Company. Two complaints, which were subsequently consolidated, were filed in the United States District Court for the District of New Jersey, and one was filed in the Superior Court of New Jersey—Somerset County. The allegations in each of the complaints are substantially similar and include the Company as a nominal defendant. The complaints allege, among other things, that defendants violated their fiduciary duties by failing to disclose material information and/or by misleading the investing public about the Company’s business, asserting claims substantially similar to those asserted in the actions described above under “Securities Litigation.” The complaints seek contribution from the defendants to the Company for alleged violations of the securities laws, restitution to the Company and disgorgement of profits earned by defendants, and fees and costs. The consolidated matter pending in federal court has been dismissed without prejudice. An order to dismiss the state court matter has also been entered.

Government Subpoenas

On May 3, 2005, the Company received a subpoena from the Office of Inspector General, U.S. General Services Administration, relating to a federal investigation of the Company’s billing for telecommunications equipment and maintenance services. The subpoena requests records from the period January 1, 1990 to the date of the subpoena. The Company has cooperated with the government and has produced information in response to the subpoena. The Company believes that it has valid defenses to the government’s claims and that the government’s assumptions underlying its claims of improper billing are inaccurate. Nonetheless, the Company cooperated with the government in an effort to resolve this matter. The Company cannot be assured that it will reach an amicable resolution with the government. Therefore, at this time the Company cannot determine if this matter will have an effect on its business or, if it does, whether its outcome will have a material adverse effect on the Company’s financial position, results of operations or cash flows.

Antitrust Litigation

In 2006, the Company instituted an action in the U.S. District Court, District of New Jersey, against defendants Telecom Labs, Inc., TeamTLI.com Corp. and Continuant Technologies, Inc. and subsequently amended its complaint to include certain individual officers of these companies as defendants. Defendants purportedly provide maintenance services to customers who have purchased or leased the Company’s communications equipment. The Company asserts in its amended complaint that, among other things, defendants, or each of them, have engaged in tortious conduct and/or violated federal intellectual property laws by improperly accessing and utilizing the Company’s proprietary software, including passwords, logins and maintenance service permissions, to perform certain maintenance services on the Company’s customers’ equipment. Defendants have filed a counterclaim against the Company, alleging a number of tort claims and alleging that the Company has violated the Sherman Act’s prohibitions against anticompetitive conduct through the manner in which the Company sells its products and services. The Company filed a motion to dismiss the federal anticompetitive claims, which the court granted in part and denied in part. Defendants filed a motion to dismiss the Company’s claims to the extent they assert violations of the federal Digital Millennium Copyright Act. The court denied Defendants’ motion in its entirety. Defendants also filed a motion to amend their complaint, which was denied in part and affirmed in part. At this point in the proceeding, discovery on the Company’s claims and the defendants’ surviving counter-claims continues, an outcome cannot be predicted and, as a result, the Company cannot be assured that this case will not have a material adverse effect on its financial position, results of operations or cash flows.

Intellectual Property

In April 2009, Web Telephony LLC filed a complaint for patent infringement against the Company and several other corporations in the Eastern District of Texas. Web Telephony LLC alleges that defendants have infringed its patent with respect to telecommunications using a web browser. It seeks to recover for alleged reasonable royalties, attorneys’ fees and enhanced damages. The Company’s answer to the complaint is due January 2010. This matter is in its very early stages, and at this time the Company cannot determine if this matter will have an effect on its business or, if it does, whether its outcome will have a material adverse effect on its financial position, results of operations or cash flow.

In August 2009, Klausner Technologies, Inc. filed a complaint for patent infringement against the Company and several other corporations in the Eastern District of Texas alleging infringement of its patent with respect to visual voicemail. It seeks to recover for alleged reasonable royalties, attorneys’ fees and enhanced damages. The Company filed an answer to the complaint in October. This matter is in its very early stages, and at this time the Company cannot determine if this matter will have an effect on its business or, if it does, whether its outcome will have a material adverse effect on its financial position, results of operations or cash flow.

In September 2009, Network Gateway Solutions filed a complaint for patent infringement against the Company and several other corporations in the District of Delaware, alleging infringement of its patent with respect to modem technology in media gateways. It seeks to recover for alleged reasonable royalties, attorneys’ fees and enhanced damages. In December 2009, the Company filed a motion to dismiss the complaint. This matter is in its very early stages, and at this time the Company cannot determine if this matter will have an effect on Avaya’s business or, if it does, whether its outcome will have a material adverse effect on its financial position, results of operations or cash flow.

Other

In August 2007, CIT Communications Finance Corp. (“CIT”), instituted an arbitration proceeding, alleging that the Company breached a number of agreements dating back to 1998, including agreements wherein CIT Corp. purchased a certain number of customer leases from the Company’s predecessor, Lucent. CIT filed amended claims in August 2007 and then in June 2008. CIT alleges that the Company and Lucent breached provisions in the agreements, including representations, warranties and covenants regarding the nature of the assets CIT purchased. An arbitration hearing is currently scheduled for April 2010. This matter is the discovery phase of the proceeding, an outcome cannot be predicted and, as a result, the Company cannot be assured that this case will not have a material adverse effect on its financial position, results of operations or cash flows.

In October 2009, a former supplier in France, Combel, made a claim for improper termination of the Company’s relationship under French law. It is seeking damages of approximately €10 million and a provisional (interim) indemnity by the Company of €5 million. The Company disputes that Combel is entitled to any such damages and that it has not improperly terminated the relationship. This matter is in the early stages of the proceeding relating to these claims so an outcome cannot be predicted and, as a result, the Company cannot be assured that this case will not have a material adverse effect on its financial position, results of operations or cash flows.

Environmental, Health and Safety Matters

The Company is subject to a wide range of governmental requirements relating to employee safety and health and to the handling and emission into the environment of various substances used in its operations. The Company is subject to certain provisions of environmental laws governing the cleanup of soil and groundwater contamination. Such provisions impose liability for the costs of investigating and remediating releases of hazardous materials at currently or formerly owned or operated sites and at third party waste disposal sites. In certain circumstances, this liability may also include the cost of cleaning up historical contamination, whether or not caused by the Company. The Company is currently conducting investigation and/or cleanup of known contamination at nine of its current or former facilities either voluntarily or pursuant to government directives. Based on currently available information, none of the sites is reasonably likely to generate environmental costs that will be individually material, nor will environmental costs for all sites in the aggregate be material, to the Company’s financial position, results of operations or cash flows, in any fiscal year. There are no known third parties who may be responsible for investigation and/or cleanup at these sites and therefore, for purposes of assessing the adequacy of accruals for these liabilities, the Company has not assumed that it will recover amounts from any third party, including under any insurance coverage or indemnification arrangement.

It is often difficult to estimate the future impact of environmental matters, including potential liabilities. The Company has established financial reserves to cover environmental liabilities where they are probable and reasonably estimable. Reserves for estimated losses from environmental matters are undiscounted and consist primarily of estimated remediation and monitoring costs and are, depending on the site, based primarily upon internal or third party environmental studies and the extent of contamination and the type of required cleanup. The Company is not aware of, and has not included in reserves any provision for, unasserted environmental claims.

The reliability and precision of estimates of the Company’s environmental costs may be affected by a variety of factors, including whether the remediation treatment will be effective, contamination sources have been accurately identified and assumptions regarding the movement of contaminants are accurate. In addition, estimates of environmental costs may be affected by changes in law and regulation, including the willingness of regulatory authorities to conclude that remediation and/or monitoring performed by the Company is adequate.

The Company assesses the adequacy of environmental reserves on a quarterly basis. The Company does not expect the outcome of these matters to have a material impact on its financial position. Expenditures for environmental matters for fiscal 2009, 2008 and 2007 were not material to the Company’s financial position, results of operations or cash flows. Payment for the environmental costs covered by the reserves may be made over a 30-year period. Although the Company does not separately track recurring costs of managing hazardous substances and pollutants in ongoing operations, it does not believe them to be material.

The Company also may from time to time be subject to various state, federal and international laws and regulations governing the environment, including those restricting the presence of certain substances in electronic products and making producers of those products financially responsible for the collection, treatment, recycling and disposal of certain products. For example, the European Union (“EU”) has adopted the Restriction of the Use of Certain Hazardous Substances in Electrical and Electronic Equipment (“RoHS”) and Waste Electrical and Electronic Equipment (“WEEE”) directives. RoHS prohibits the use of certain substances, including mercury and lead, in certain products put on the market after July 1, 2006. The WEEE directive obligates parties that place electrical and electronic equipment onto the market in the EU to put a clearly identifiable mark on the equipment, register with and report to EU member countries regarding distribution of the equipment, and provide a mechanism to take back and properly dispose of the equipment. Each EU member country has enacted, or is expected soon to enact, legislation clarifying what is and what is not covered by the WEEE directive in that country. The Company believes it has met the requirements of the RoHS and WEEE directives. Similar laws and regulations have been or may be enacted in other regions. The Company believes it has met the requirements of the RoHS and WEEE directives. However, if certain exemptions, such as lead solder exemption for servers, are phased out or if new requirements are imposed, the Company may be required to reengineer products or substitute components and this may result in additional costs to Avaya and may even prevent it from offering certain products in the markets where such restrictions are in place. Even if Avaya is able and willing to reengineer products or pay additional costs, it still may be adversely affected if the materials and components that it needs are unavailable. In addition, if the Company was found to be in violation of these regulations, it could be subject to government fines, noncompliant products may be banned from markets covered by the regulations and customers could incur liability. Although the Company does not anticipate any material adverse effects based on the nature of its operations and the effect of such regulations, there is no assurance that existing regulations or future regulations will not have an adverse effect on it.

With respect to employee safety and health, the Company is subject to the varied requirements for each country within which it operates. Safety regulations are identified and appropriate compliance programs are deployed. Failure to comply with these requirements can result in monetary penalties, restriction of operations, and/or negative public image in each given locale.

Product Warranties

The Company recognizes a liability for the estimated costs that may be incurred to remedy certain deficiencies of quality or performance of the Company’s products. These product warranties extend over a specified period of time generally ranging up to two years from the date of sale depending upon the product subject to the warranty. The Company accrues a provision for estimated future warranty costs based upon the historical relationship of warranty claims to sales. The Company periodically reviews the adequacy of its product warranties and adjusts, if necessary, the warranty percentage and accrued warranty reserve, which is included in other current liabilities in the Consolidated Balance Sheets, for actual experience.

In millions
Balance as of September 30, 2008	$28
Reductions for payments and costs to satisfy claims	(31)
Accruals for warranties issued during the period	24

Balance as of September 30, 2009	$21

The Company provides indemnifications of varying scope to certain customers against claims of intellectual property infringement made by third parties arising from the use of Avaya’s products. To date, the Company has not incurred any losses as a result of such obligations and it has not accrued any liabilities related to such indemnifications.

Guarantees of Indebtedness and Other Off-Balance Sheet Arrangements

Letters of Credit

The Company has uncommitted credit facilities that vary in term totaling $57 million as of September 30, 2009 for the purpose of obtaining third party financial guarantees such as letters of credit which ensure the Company’s performance or payment to third parties. As of September 30, 2009 and 2008, the Company had outstanding an aggregate of $101 million and $119 million, respectively, in irrevocable letters of credit under the committed and uncommitted credit facilities (including $47 million and $63 million, respectively, under its $535 million committed credit facilities).

Surety Bonds

The Company arranges for the issuance of various types of surety bonds, such as license, permit, bid and performance bonds, which are agreements under which the surety company guarantees that the Company will perform in accordance with contractual or legal obligations. These bonds vary in duration although most are issued and outstanding from six months to three years. These bonds are backed by $12 million of the Company’s letters of credit. If the Company fails to perform under its obligations, the maximum potential payment under these surety bonds is $36 million and $29 million, as of September 30, 2009 and 2008, respectively. Historically, no surety bonds have been drawn upon.

Purchase Commitments and Termination Fees

The Company purchases components from a variety of suppliers and uses several contract manufacturers to provide manufacturing services for its products. During the normal course of business, in order to manage manufacturing lead times and to help assure adequate component supply, the Company enters into agreements with contract manufacturers and suppliers that allow them to produce and procure inventory based upon forecasted requirements provided by the Company. If the Company does not meet these specified purchase commitments, it could be required to purchase the inventory, or in the case of certain agreements, pay an early termination fee. As of September 30, 2009 and 2008, the maximum potential payment under these commitments was approximately $34 million and $51 million, respectively. Historically, the Company has not been required to pay a charge for not meeting its designated purchase commitments with these suppliers.

The Company’s outsourcing agreement with its most significant contract manufacturer expires in July 2013. After the initial term, the outsourcing agreement is automatically renewed for successive periods of twelve months each, subject to specific termination rights for the Company and the contract manufacturer. All manufacturing of the Company’s products is performed in accordance with either detailed requirements or specifications and product designs furnished by the Company, and is subject to rigorous quality control standards.

Product Financing Arrangements

The Company sells products to various resellers that may obtain financing from certain unaffiliated third-party lending institutions. For the Company’s product financing arrangement with resellers outside the U.S., in the event participating resellers default on their payment obligations to the lending institution, the Company is obligated under certain circumstances to guarantee repayment to the lending institution. The repayment amount fluctuates with the level of product financing activity. The guaranteed repayment amount was approximately $5 million as of September 30, 2009. The Company reviews and sets the maximum credit limit for each reseller participating in this financing arrangement. Historically, there have not been any guarantee repayments by the Company. The Company has estimated the fair value of this guarantee as of September 30, 2009, and has determined that it is not significant. There can be no assurance that the Company will not be obligated to repurchase inventory under this arrangement in the future.

Long-Term Cash Incentive Plan

The Parent has established a long-term incentive cash bonus plan (“LTIP”). Under the LTIP, the Parent will make cash awards available to compensate certain key employees upon the achievement of defined returns on the Sponsors’ initial investment in the Parent (a “triggering event”). The Parent has issued LTIP awards covering a total of $60 million, of which $37 million in awards were outstanding as of September 30, 2009. Compensation expense relative to the LTIP awards will be recognized upon the occurrence of a triggering event (e.g., a sale or initial public offering). As of September 30, 2009, no compensation expense associated with the LTIP has been recognized.

Performance Guarantee

In connection with the sales of certain businesses, the Company has assigned its rights and obligations under several real estate leases to the acquiring companies (the “assignees”). The remaining terms of these leases vary from one year to four years. While the Company is no longer the primary obligor under these leases, the lessor has not completely released the Company from its obligation, and holds it secondarily liable in the event that the assignees default on these leases. The maximum potential future payments the Company could be required to make, if all of the assignees were to default as of September 30, 2009, would be approximately $6 million. The Company has assessed the probability of default by the assignees and has determined it to be remote.

Credit Facility Indemnification

In connection with its obligations under the credit facility described in Note 9, “Financing Arrangements” the Company has agreed to indemnify the third-party lending institutions for costs incurred by the institutions related to changes in tax law or other legal requirements. While there have been no amounts paid to the lenders pursuant to this indemnity in the past, there can be no assurance that the Company will not be obligated to indemnify the lenders under this arrangement in the future.

Transactions with Alcatel-Lucent

Pursuant to the Contribution and Distribution Agreement, Lucent Technologies, Inc. (now Alcatel-Lucent) contributed to the Company substantially all of the assets, liabilities and operations associated with its enterprise networking businesses (“Company’s Businesses”). The Contribution and Distribution Agreement, among other things, provides that, in general, the Company will indemnify Alcatel-Lucent for all liabilities including certain pre-distribution tax obligations of Alcatel-Lucent relating to the Company’s Businesses and all contingent liabilities primarily relating to the Company’s Businesses or otherwise assigned to the Company. In addition, the Contribution and Distribution Agreement provides that certain contingent liabilities not allocated to one of the parties will be shared by Alcatel-Lucent and the Company in prescribed percentages. The Contribution and Distribution Agreement also provides that each party will share specified portions of contingent liabilities based upon agreed percentages related to the business of the other party that exceed $50 million. The Company is unable to determine the maximum potential amount of other future payments, if any, that it could be required to make under this agreement.

In addition, if the separation from Alcatel-Lucent fails to qualify as a tax-free distribution under Section 355 of the Internal Revenue Code because of an acquisition of the Company’s stock or assets, or some other actions of the Company, then the Company will be solely liable for any resulting corporate taxes.

The Tax Sharing Agreement governs Alcatel-Lucent’s and the Company’s respective rights, responsibilities and obligations after the distribution with respect to taxes for the periods ending on or before the distribution. Generally, pre-distribution taxes or benefits that are clearly attributable to the business of one party will be borne solely by that party, and other pre-distribution taxes or benefits will be shared by the parties based on a formula set forth in the Tax Sharing Agreement. The Company may be subject to additional taxes or benefits pursuant to the Tax Sharing Agreement related to future settlements of audits by state and local and foreign taxing authorities for the periods prior to the Company’s separation from Alcatel-Lucent.

Leases

The Company leases land, buildings and equipment under agreements that expire in various years through 2026. Rental expense under operating leases, excluding any lease termination costs incurred related to the Company’s restructuring programs, was $129 million for fiscal 2007, $9 million for the Predecessor period of fiscal 2008 and $116 million for the Successor period of fiscal 2008 and $115 million for fiscal 2009.

The table below sets forth future minimum lease payments, net of sublease income, due under non-cancelable operating leases, of which $57 million of such payments have been accrued for as of September 30, 2009 in accordance with accounting principles generally accepted in the U.S. pertaining to restructuring and exit activities.

In millions
2010	$99
2011	79
2012	56
2013	42
2014	37
2015 and thereafter	145

Future minimum lease payments	$458

18. Guarantor—Non Guarantor financial information

The senior secured credit facility and senior unsecured cash pay and PIK toggle notes, discussed in Note 1, are jointly and severally, fully and unconditionally guaranteed subject to certain conditions by Avaya Inc. and all wholly owned U.S. subsidiaries of the Company (with certain agreed-upon exceptions) (collectively, the “Guarantors”). Each of the Guarantors is 100% owned, directly or indirectly, by Avaya Inc. None of the other subsidiaries of Avaya Inc., either directly or indirectly, guarantee the senior secured credit facility, the senior unsecured cash pay or the PIK toggle notes (“Non-Guarantors”). Avaya Inc. also unconditionally guarantees the senior secured asset-based credit facility described in Note 9. In addition, all of Avaya Inc.’s existing wholly owned U.S. subsidiaries (with certain agreed-upon exceptions) act as co-borrowers and co-Guarantors under the senior secured asset-based credit facility, and certain domestic wholly-owned subsidiaries will act as co-borrowers under this facility.

The following tables present the financial position, results of operations and cash flows of Avaya Inc. (“Parent”), the Guarantor subsidiaries, the Non-Guarantor subsidiaries and Eliminations as of September 30, 2008 and 2009, and for the year ended September 30, 2007, the periods from October 1, 2007 through October 26, 2007 and October 27, 2007 through September 30, 2008 and the year ended September 30, 2009 to arrive at the information for Avaya Inc. on a consolidated basis.

Supplemental Condensed Consolidating Schedule of Operations

(Predecessor)

	Year ended September 30, 2007
In millions	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUE	$3,161	$23	$2,380	$(286)	$5,278

COST	1,765	12	1,336	(286)	2,827

GROSS MARGIN	1,396	11	1,044	—	2,451

OPERATING EXPENSES
Selling, general and administrative	729	6	817	—	1,552
Research and development	317	16	111	—	444
Amortization of intangible assets	2	—	46	—	48
Restructuring charges, net	8	—	28	—	36
Merger-related costs	105	—	—	—	105

TOTAL OPERATING EXPENSES	1,161	22	1,002	—	2,185

OPERATING INCOME (LOSS)	235	(11)	42	—	266

Interest expense	—	—	(2)	1	(1)
Other income, net	12	18	11	(1)	40

INCOME BEFORE INCOME TAXES	247	7	51	—	305

Provision for (benefit from) income taxes	99	2	(8)	—	93
Equity in net income of consolidated subsidiaries	64	—	—	(64)	—

NET INCOME	$212	$5	$59	$(64)	$212

Supplemental Condensed Consolidating Schedule of Operations

(Predecessor)

	Period from October 1, 2007 through October 26, 2007
In millions	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUE	$151	$—	$102	$(7)	$246

COST	92	4	68	(7)	157

GROSS MARGIN	59	(4)	34	—	89

OPERATING EXPENSES
Selling, general and administrative	45	—	66	—	111
Research and development	18	2	9	—	29
Amortization of intangible assets	—	—	4	—	4
Restructuring charges, net	—	—	1	—	1
Merger-related costs	57	—	—	—	57

TOTAL OPERATING EXPENSES	120	2	80	—	202

OPERATING LOSS	(61)	(6)	(46)	—	(113)

Interest expense	—	—	—	—	—
Other income, net	(2)	2	1	—	1

LOSS BEFORE INCOME TAXES	(63)	(4)	(45)	—	(112)

Benefit from income taxes	(19)	—	(5)	—	(24)
Equity in net loss of consolidated subsidiaries	(44)	—	—	44	—

NET LOSS	$(88)	$(4)	$(40)	$44	$(88)

Supplemental Condensed Consolidating Schedule of Operations

(Successor)

	Period from October 27, 2007 through September 30, 2008
In millions	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUE	$2,718	$52	$2,425	$(272)	$4,923

COST	1,724	27	1,411	(272)	2,890

GROSS MARGIN	994	25	1,014	—	2,033

OPERATING EXPENSES
Selling, general and administrative	567	7	892	—	1,466
Research and development	234	15	127	—	376
Amortization of intangible assets	187	—	—	—	187
Impairment of indefinite-lived intangible assets	130	—	—	—	130
Goodwill impairment	899	—	—	—	899
Restructuring charges, net	(1)	—	1	—	—
In-process research and development charge	81	—	31	—	112
Merger-related costs	1	—	—	—	1

TOTAL OPERATING EXPENSES	2,098	22	1,051	—	3,171

OPERATING (LOSS) INCOME	(1,104)	3	(37)	—	(1,138)

Interest expense	(372)	(4)	(7)	6	(377)
Other income, net	(12)	24	18	(6)	24

(LOSS) INCOME BEFORE INCOME TAXES	(1,488)	23	(26)	—	(1,491)

(Benefit from) provision for income taxes	(197)	1	13	—	(183)
Equity in net loss of consolidated subsidiaries	(17)	—	—	17	—

NET (LOSS) INCOME	$(1,308)	$22	$(39)	$17	$(1,308)

Supplemental Condensed Consolidating Schedule of Operations

(Successor)

	Year ended September 30, 2009
In millions	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
REVENUE	$2,366	$118	$1,901	$(235)	$4,150

COST	1,271	106	1,142	(235)	2,284

GROSS MARGIN	1,095	12	759	—	1,866

OPERATING EXPENSES
Selling, general and administrative	536	11	727	—	1,274
Research and development	179	16	114	—	309
Amortization of intangible assets	207	—	—	—	207
Impairment of indefinite-lived intangible assets	60	—	—	—	60
Goodwill impairment	235	—	—	—	235
Restructuring charges, net	45	—	115	—	160
In-process research and development charge	12	—	—	—	12
Acquisition-related costs	29	—	—	—	29

TOTAL OPERATING EXPENSES	1,303	27	956	—	2,286

OPERATING LOSS	(208)	(15)	(197)	—	(420)

Interest expense	(392)	(17)	—	—	(409)
Other income, net	(19)	11	20	—	12

LOSS BEFORE INCOME TAXES	(619)	(21)	(177)	—	(817)

(Benefit from) provision for income taxes	(18)	—	48	—	30
Equity in net loss of consolidated subsidiaries	(246)	—	—	246	—

NET LOSS	$(847)	$(21)	$(225)	$246	$(847)

Supplemental Condensed Consolidating Balance Sheet

	September 30, 2008
In millions	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$382	$3	$194	$—	579
Accounts receivable, net	523	176	524	(367)	856
Inventory	126	1	99	—	226
Deferred income taxes, net	183	—	16	—	199
Other current assets	1,236	28	253	(1,238)	279

TOTAL CURRENT ASSETS	2,450	208	1,086	(1,605)	2,139

Property, plant and equipment, net	302	—	213	—	515
Deferred income taxes, net	—	—	8	—	8
Intangible assets, net	2,964	—	190	—	3,154
Goodwill	3,956	—	—	—	3,956
Other assets	(722)	(12)	33	924	223
Investment in consolidated subsidiaries	262	—	—	(262)	—

TOTAL ASSETS	$9,212	$196	$1,530	$(943)	$9,995

LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIENCY)
Current liabilities:
Debt maturing within one year	$267	$293	$750	$(1,238)	$72
Accounts payable	383	71	273	(367)	360
Payroll and benefit obligations	209	2	166	—	377
Deferred revenue	380	5	70	—	455
Business restructuring reserve, current portion	61	—	66	—	127
Other current liabilities	158	3	112	(1)	272

TOTAL CURRENT LIABILITIES	1,458	374	1,437	(1,606)	1,663

Long-term debt	5,150	—	—	—	5,150
Benefit obligations	985	—	337	—	1,322
Deferred income taxes, net	336	—	4	—	340
Business restructuring reserve, non-current portion	61	—	25	—	86
Other liabilities	174	1	211	—	386

TOTAL NON-CURRENT LIABILITIES	6,706	1	577	—	7,284

TOTAL STOCKHOLDER’S EQUITY (DEFICIENCY)	1,048	(179)	(484)	663	1,048

TOTAL LIABILITIES AND STOCKHOLDER’S EQUITY (DEFICIENCY)	$9,212	$196	$1,530	$(943)	$9,995

Supplemental Condensed Consolidating Balance Sheet

(Successor)

	September 30, 2009
In millions	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
Current assets:
Cash and cash equivalents	$376	$2	$189	$—	567
Accounts receivable, net	429	172	435	(381)	655
Inventory	68	—	58	—	126
Deferred income taxes, net	—	—	7	—	7
Other current assets	1,218	23	239	(1,307)	173

TOTAL CURRENT ASSETS	2,091	197	928	(1,688)	1,528

Property, plant and equipment, net	248	—	171	—	419
Deferred income taxes, net	—	—	13	—	13
Intangible assets, net	2,511	—	125	—	2,636
Goodwill	3,695	—	—	—	3,695
Other assets	(684)	(10)	72	981	359
Investment in consolidated subsidiaries	(38)	—	—	38	—

TOTAL ASSETS	$7,823	$187	$1,309	$(669)	$8,650

LIABILITIES AND STOCKHOLDER’S DEFICIENCY
Current liabilities:
Debt maturing within one year	$231	$326	$788	$(1,307)	$38
Accounts payable	362	62	277	(380)	321
Payroll and benefit obligations	137	3	125	—	265
Deferred revenue	409	5	52	—	466
Business restructuring reserve, current portion	22	—	126	—	148
Other current liabilities	232	4	98	—	334

TOTAL CURRENT LIABILITIES	1,393	400	1,466	(1,687)	1,572

Long-term debt	5,112	—	—	—	5,112
Benefit obligations	1,634	—	419	—	2,053
Deferred income taxes, net	129	—	5	—	134
Business restructuring reserve, non-current portion	42	—	24	—	66
Other liabilities	210	1	199	—	410

TOTAL NON-CURRENT LIABILITIES	7,127	1	647	—	7,775

TOTAL STOCKHOLDER’S DEFICIENCY	(697)	(214)	(804)	1,018	(697)

TOTAL LIABILITIES AND STOCKHOLDER’S DEFICIENCY	$7,823	$187	$1,309	$(669)	$8,650

Supplemental Condensed Consolidating Schedule of Cash Flows

(Predecessor)

	Year ended September 30, 2007
In millions	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net income	$212	$5	$59	$(64)	$212
Adjustments to reconcile net income to net cash from operating activities	256	2	211	—	469
Changes in operating assets and liabilities, net of effects of acquired businesses	173	4	(285)	64	(44)

NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	641	11	(15)	—	637

INVESTING ACTIVITIES:
Capital expenditures	(49)	—	(71)	—	(120)
Capitalized software development costs	(75)	(9)	(9)	—	(93)
Acquisition of businesses, net of cash acquired	(162)	—	—	—	(162)
Proceeds from sale of long-lived assets	13	—	—	—	13
Other investing activities, net	(3)	—	5	—	2

NET CASH USED FOR INVESTING ACTIVITIES	(276)	(9)	(75)	—	(360)

FINANCING ACTIVITIES:
Issuance of common stock	153	—	—	—	153
Repurchase of common stock	(94)	—	—	—	(94)
Other financing activities, net	(5)	—	—	—	(5)

NET CASH PROVIDED BY FINANCING ACTIVITIES	54	—	—	—	54

Effect of exchange rate changes on cash and cash equivalents	—	—	40	—	40

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	419	2	(50)	—	371

Cash and cash equivalents at beginning of period	552	2	345	—	899

Cash and cash equivalents at end of period	$971	$4	$295	$—	$1,270

Supplemental Condensed Consolidating Schedule of Cash Flows

(Predecessor)

	Period from October 1, 2007 through October 26, 2007
In millions	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net loss	$(88)	$(4)	$(40)	$44	$(88)
Adjustments to reconcile net loss to net cash from operating activities	(2)	—	25	—	23
Changes in operating assets and liabilities	233	4	5	(44)	198

NET CASH PROVIDED BY (USED FOR) OPERATING ACTIVITIES	143	—	(10)	—	133

INVESTING ACTIVITIES:
Capital expenditures	(5)	—	(3)	—	(8)
Capitalized software development costs	(6)	—	(1)	—	(7)
Other investing activities, net	(1)	—	—	—	(1)

NET CASH USED FOR INVESTING ACTIVITIES	(12)	—	(4)	—	(16)

FINANCING ACTIVITIES:
Issuance of common stock	11	—	—	—	11

NET CASH PROVIDED BY FINANCING ACTIVITIES	11	—	—	—	11

Effect of exchange rate changes on cash and cash equivalents	—	—	7	—	7

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	142	—	(7)	—	135

Cash and cash equivalents at beginning of period	971	4	295	—	1,270

Cash and cash equivalents at end of period	$1,113	$4	$288	$—	$1,405

Supplemental Condensed Consolidating Schedule of Cash Flows

(Successor)

	Period from October 27, 2007 through September 30, 2008
In millions	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net (loss) income	$(1,308)	$22	$(39)	$17	$(1,308)
Adjustments to reconcile net (loss) income to net cash from operating activities	1,498	(1)	183	(13)	1,667
Changes in operating assets and liabilities, net of effects of acquired businesses	89	(14)	(127)	(4)	(56)

NET CASH PROVIDED BY OPERATING ACTIVITIES	279	7	17	—	303

INVESTING ACTIVITIES:
Capital expenditures	(33)	—	(87)	—	(120)
Capitalized software development costs	(69)	(6)	1	—	(74)
Acquisition of Avaya Inc. by Sierra Holdings Corp.	(8,356)	—	—	—	(8,356)
Proceeds from sale of long-lived assets	18	—	—	—	18
Purchase of securities available for sale	(98)	—	—	—	(98)
Other investing activities, net	4	—	(10)	—	(6)

NET CASH USED FOR INVESTING ACTIVITIES	(8,534)	(6)	(96)	—	(8,636)

FINANCING ACTIVITIES:
Cash received from borrowings for the acquisition of Avaya Inc.	5,250	—	—	—	5,250
Investment by Sierra Holdings Corp.	2,436	—	—	—	2,436
Debt issuance costs	(131)	—	—	—	(131)
Repayment of long-term debt	(28)	—	—	—	(28)
Other financing activities, net	(3)	—	—	—	(3)

NET CASH PROVIDED BY FINANCING ACTIVITIES	7,524	—	—	—	7,524

Effect of exchange rate changes on cash and cash equivalents	—	—	(17)	—	(17)

NET DECREASE IN CASH AND CASH EQUIVALENTS	(731)	1	(96)	—	(826)

Cash and cash equivalents at beginning of period	1,113	4	288	—	1,405

Cash and cash equivalents at end of period	$382	$5	$192	$—	$579

Supplemental Condensed Consolidating Schedule of Cash Flows

(Successor)

	Year ended September 30, 2009
In millions	Parent	Guarantor Subsidiaries	Non-Guarantor Subsidiaries	Eliminations	Consolidated
OPERATING ACTIVITIES:
Net loss	$(847)	$(21)	$(225)	$246	$(847)
Adjustments to reconcile net loss to net cash from operating activities	873	6	223	—	1,102
Changes in operating assets and liabilities	141	17	75	(246)	(13)

NET CASH PROVIDED BY OPERATING ACTIVITIES	167	2	73	—	242

INVESTING ACTIVITIES:
Capital expenditures	(34)	—	(42)	—	(76)
Capitalized software development costs	(28)	(3)	(12)	—	(43)
Acquisition of businesses, net of cash acquired	(11)	—	—	—	(11)
Escrow payment for proposed acquisition	(100)	—	—	—	(100)
Liquidation of securities available for sale	98	—	—	—	98
Proceeds from sale of long-lived assets	3	—	1	—	4
Purchase of securities available for sale	—	—	(1)	—	(1)
Restricted cash	—	—	(26)	—	(26)

NET CASH USED FOR INVESTING ACTIVITIES	(72)	(3)	(80)	—	(155)

FINANCING ACTIVITIES:
Debt issuance costs	(29)	—	—	—	(29)
Repayment of long-term debt	(72)	—	—	—	(72)

NET CASH USED FOR FINANCING ACTIVITIES	(101)	—	—	—	(101)

Effect of exchange rate changes on cash and cash equivalents	—	—	2	—	2

NET DECREASE IN CASH AND CASH EQUIVALENTS	(6)	(1)	(5)	—	(12)

Cash and cash equivalents at beginning of period	382	3	194	—	579

Cash and cash equivalents at end of period	$376	$2	$189	$—	$567

19. Subsequent Event – Acquisition of NES (unaudited)

On December 18, 2009, Avaya acquired certain assets and assumed certain liabilities associated with NES, including all of the shares of Nortel Government Solutions Incorporated for $944 million in cash consideration, which includes $44 million of working capital adjustments primarily related to cash and securities of Nortel Government Solutions Incorporated. The terms of the acquisition does not include any contingent consideration arrangements. Estimated acquisition costs are $43 million and are expensed in the period incurred. The acquisition of NES is expected to expand Avaya’s technology portfolio, enhance its revenue base, broaden its indirect sales channel, and provide greater ability to compete globally.

The purchase price of the NES acquisition and the payment of related fees and expenses (including integration expenses that are anticipated to be incurred) were funded with (i) the net cash proceeds received by Avaya from its issuance of $1,000 million in aggregate principal amount of additional term loans under, and in accordance with the terms of, Avaya’s existing senior secured credit facility, (ii) a capital contribution to Avaya from Parent in the amount of $125 million from the issuance of Series A preferred stock and warrants to purchase common stock of Parent, and (iii) approximately $184 million of Avaya’s existing cash. Avaya’s new term loans were issued at an original issue discount of 20.0% (thereby providing $800 million of cash proceeds to Avaya) and bear interest at a rate equal to, at Avaya’s option, either (1) a LIBOR rate (subject to a floor of 3.0%) plus a margin of 7.5%, or (2) a base rate (subject to a floor of 4.0%) plus a margin of 6.5%. Except with respect to interest rates, the new term loans have substantially the same terms as the existing term loans under Avaya’s senior secured credit facility, including the maturity date, security interests, amortization, covenants and events of default. In addition to receiving payments of principal and interest, upon funding of their loans at the closing of the acquisition, Avaya’s financing sources that committed to provide the new term loans in July 2009 in connection with Avaya’s proposal to purchase NES received an aggregate commitment fee of $16 million. Funds affiliated with Silver Lake and TPG provided an aggregate of $443 million of cash proceeds from the issuance of the new term loans, with each sponsor-affiliated lending group providing $222 million of such cash proceeds. In connection with their financing commitment, the Silver Lake and TPG funds received an aggregate of $14 million of commitment fees. Proceeds from the issuance of the notes, net of the commitment fees and reimbursement of the creditors’ costs was $782 million. Upon funding of the new term loans, Avaya’s financing sources also received, directly of indirectly, warrants to purchase an aggregate of 61.5 million shares of the common stock of Parent at an exercise price equal to $3.25 per share. Based upon funding of their loans at the closing of the acquisition, the Silver Lake and TPG funds received warrants to purchase an aggregate of 34,069,554 shares of the common stock of Parent at an exercise price equal to $3.25 per share.

In addition, funds affiliated with Silver Lake and TPG invested an aggregate of $78 million to fund the capital contribution from Parent to Avaya, with each sponsor-affiliated group of investors investing $39 million of such amount. In consideration for such investment, the Silver Lake and TPG funds received an aggregate of 77,728 shares of Series A preferred stock of Parent and warrants to purchase 23,916,384 shares of Parent common stock at an exercise price of $3.25 per share.

The acquisition will be accounted for in accordance with ASC 805, which requires an allocation of the purchase price of an acquired entity to the assets acquired and liabilities assumed based on their estimated fair values at the date of acquisition. The final purchase price allocation will be based on a formal valuation analysis of the NES assets and liabilities as of the date the acquisition was consummated. Such valuation has not been completed at this time. A preliminary allocation of the purchase price to the assets acquired and the liabilities assumed in the acquisition based on their estimated fair values is set forth below. The preliminary allocation of the purchase price is based on the best information available to management at the time these consolidated financial statements were issued. The fair value of the assets acquired and liabilities assumed is provisional pending the completion of the formal valuation analysis of the NES assets and liabilities as of the date the acquisition was consummated. As additional information becomes available regarding the estimated fair values of the net assets and the ultimate purchase price, differences between the allocation of the purchase price as set forth below and the allocation of the purchase price when finalized may be identified and those differences may be material. Because the initial accounting for the acquisition is not complete as of the date these financial statements were issued, no supplementary pro forma financial information is provided.

In millions
Cash and cash equivalents	$38
Accounts receivable, net	50
Inventory	151
Property, plant and equipment, net	68
Intangible assets, net	616
Accounts payable	(5)
Payroll and benefit obligations	(18)
Deferred revenue	(115)
Other assets and liabilities	(109)

Net assets acquired	676
Goodwill	268

Purchase price	$944

The excess of the purchase price over the net tangible and intangible assets acquired is expected to result in goodwill. Goodwill as calculated in the preliminary allocation of the purchase price above is $268 million and is largely attributable to the synergies and economies of scale from combining the operations and technologies of Avaya and NES, particularly as it pertains to research and development and marketing efforts. The Company expects that a portion of this goodwill will be deductible for income tax purposes, however, because the Company’s purchase price accounting is in its preliminary stages management cannot reasonably estimate the deductible portion at the time these financial statements were issued. The Company continues to evaluate the appropriate allocation of goodwill acquired to Avaya’s Reportable Segments, however such allocation is currently in its preliminary stages and is not available at the time these financial statements were issued.

Independent Auditors’ Report

The Owners of

Enterprise and Government Solutions, Businesses of Nortel Networks Corporation:

We have audited the accompanying combined balance sheets of Enterprise and Government Solutions, Businesses of Nortel Networks Corporation (the Businesses) as of September 30, 2009 and December 31, 2008, and the related combined statements of operations, changes in invested equity and comprehensive loss and cash flows for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007. These combined financial statements are the responsibility of the Businesses management. Our responsibility is to express an opinion on these combined financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Businesses’ internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of the Businesses as of September 30, 2009 and December 31, 2008, and the results of their operations and their cash flows the for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007 in conformity with U.S. generally accepted accounting principles.

The accompanying combined financial statements have been prepared assuming that the Businesses will continue as a going concern. As discussed in Note 2 to the combined financial statements, the Businesses’ owner, Nortel Networks Corporation, and certain of its Canadian subsidiaries filed for creditor protection pursuant to the provisions of the Companies’ Creditors Arrangement Act; certain of Nortel Networks Corporation’s United States subsidiaries filed voluntary petitions seeking to reorganize under Chapter 11 of the United States Bankruptcy Code; certain of Nortel Networks Corporation’s subsidiaries in Europe, the Middle East and Africa made consequential filings under the Insolvency Act 1986 in the United Kingdom; and Nortel Networks Corporation’s Israeli subsidiaries made consequential filings under the Israeli Companies Law 1999. These conditions raise substantial doubt about Nortel Networks Corporation’s and the Businesses ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 2 to the combined financial statements. The combined financial statements do not include any adjustments that might result from the outcome of this uncertainty.

As discussed in Note 4 to the combined financial statements, effective January 1, 2008, the Company changed its method of accounting for fair value measurements and the date at which it measures the funded status of its defined benefit pension plans and other postretirement plans.

/s/ KPMG LLP

Chartered Accountants, Licensed Public Accountants

Toronto, Canada

December 7, 2009

ENTERPRISE AND GOVERNMENT SOLUTIONS, BUSINESSES OF NORTEL NETWORKS CORPORATION

(Under Creditor Protection Proceedings as of January 14, 2009—Note 2)

Combined Statements of Operations

(Millions of U.S. Dollars)	Nine months ended September 30, 2009	Years ended December 31,
		2008	2007
Revenues:
Products	$1,010	$2,133	$2,292
Services	436	654	662

Total revenues	1,446	2,787	2,954

Cost of revenues:
Products	679	1,215	1,279
Services	293	417	404

Total cost of revenues	972	1,632	1,683

Gross profit	474	1,155	1,271
Operating expenses:
Selling, general and administrative expense (Note 6)	670	1,187	1,254
Research and development expense	298	481	530
Amortization of intangible assets	20	26	26
Special charges (Note 8 and 9)	—	114	60
Goodwill impairment (Note 7)	49	808	—
Other operating expense (income)—net (Note 6)	23	(23)	(21)

Total operating expenses	1,060	2,593	1,849

Operating loss	(586)	(1,438)	(578)
Other income (expense)—net (Note 6)	(19)	19	9
Interest income	—	1	4
Interest expense	(2)	(2)	(3)

Loss from operations before reorganization items and income taxes	(607)	(1,420)	(568)
Reorganization items (Note 5)	(147)	—	—
Income tax recovery (expense) (Note 10)	1	(6)	(19)

Net loss from continuing operations	(753)	(1,426)	(587)
Net income (loss) from discontinued operations—net of tax (Note 16)	15	(3)	(2)

Net loss	$(738)	$(1,429)	$(589)

The accompanying notes are an integral part of these combined financial statements

ENTERPRISE AND GOVERNMENT SOLUTIONS, BUSINESSES OF NORTEL NETWORKS CORPORATION

(Under Creditor Protection Proceedings as of January 14, 2009—Note 2)

Combined Balance Sheets

(Millions of U.S. Dollars)	September 30, 2009	December 31, 2008
ASSETS
Current assets
Cash and cash equivalents	$38	$44
Restricted cash and cash equivalents	2	—
Accounts receivable—net	305	426
Inventories—net	226	284
Deferred income taxes—net	7	6
Other current assets (Note 6)	63	54
Current assets related to discontinued operations (Note 16)	—	8

Total current assets	641	822
Investments	—	3
Plant and equipment—net	68	97
Goodwill	122	171
Intangible assets—net	45	61
Other assets (Note 6)	27	46

Total assets	$903	$1,200

LIABILITIES AND INVESTED EQUITY
Current liabilities
Trade and other accounts payable	$45	$136
Payroll and benefit-related liabilities	121	124
Contractual liabilities	21	36
Restructuring liabilities	11	23
Other accrued liabilities (Note 6)	361	499
Long-term debt due within one year	2	1
Current liabilities related to discontinued operations (Note 16)	—	9

Total current liabilities	561	828

Long-term debt	26	27
Deferred income taxes—net	7	11
Other liabilities (Note 6)	50	116

Total long-term liabilities	83	154

Liabilities subject to compromise (Note 20)	198	—

Total liabilities	$842	$982

Commitments, guarantees and contingencies (Note 19)
Subsequent events (Notes 2 and 21)
INVESTED EQUITY
Net parent investment	70	218
Accumulated other comprehensive income (loss)	(9)	—

Total invested equity	61	218

Total liabilities and invested equity	$903	$1,200

The accompanying notes are an integral part of these combined financial statements

ENTERPRISE AND GOVERNMENT SOLUTIONS, BUSINESSES OF NORTEL NETWORKS CORPORATION

(Under Creditor Protection Proceedings as of January 14, 2009—Note 2)

Combined Statements of Changes in Invested Equity and Comprehensive Loss

Nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007

(Millions of U.S. Dollars)	Net Parent Investment	Accumulated Other Comprehensive Income (Loss)	Total Invested Equity	Comprehensive Loss
Balance at January 1, 2007	$902	$—	$902
Net loss	(589)	—	(589)	$(589)
Foreign currency translation adjustment		(8)	(8)	(8)

Comprehensive loss:				$(597)

Contributions attributed to:
Corporate and shared employee overhead costs funded by Nortel	431	—	431
Tax transfers to Nortel	12	—	12
Share-based compensation costs funded by Nortel	32	—	32
Non-cash restructuring charges	11	—	11
Pension costs funded by Nortel	38	—	38
Other transfers—net	92	—	92

Balance at December 31, 2007	$929	$(8)	$921

Net loss	$(1,429)	$—	$(1,429)	$(1,429)
Foreign currency translation adjustment		8	8	8

Comprehensive loss:				$(1,421)

Contributions attributed to:
Corporate and shared employee overhead costs funded by Nortel	467	—	467
Tax transfers to Nortel	8	—	8
Share-based compensation costs funded by Nortel	35	—	35
Non-cash restructuring charges	53	—	53
Pension costs funded by Nortel	19	—	19
Other transfers—net	136	—	136

Balance at December 31, 2008	$218	$—	$218

Net loss	$(738)	$—	$(738)	$(738)
Foreign currency translation adjustment		(9)	(9)	(9)

Comprehensive loss:				$(747)

Contributions attributed to:
Corporate and shared employee overhead costs funded by Nortel	333	—	333
Tax transfers to Nortel	4	—	4
Share-based compensation costs funded by Nortel	30	—	30
Non-cash restructuring charges	83	—	83
Pension costs funded by Nortel	45	—	45
Reorganization costs funded by Nortel	40	—	40
Other transfers—net	55	—	55

Balance at September 30, 2009	$70	$(9)	$61

The accompanying notes are an integral part of these combined financial statements

ENTERPRISE AND GOVERNMENT SOLUTIONS, BUSINESSES OF NORTEL NETWORKS CORPORATION

(Under Creditor Protection Proceedings as of January 14, 2009—Note 2)

Combined Statements of Cash Flows

(Millions of U.S. Dollars)	Nine months ended September 30, 2009	Years ended December 31,
		2008	2007
Cash flows from (used in) operating activities
Net loss
Adjustments to reconcile net loss to net cash used in operating activities:	$(738)	$(1,429)	$(589)
Amortization and depreciation	39	59	54
Goodwill impairment	49	808	—
Deferred income taxes	(5)	(2)	(2)
Corporate and shared employee overhead costs funded by Nortel	333	467	431
Tax transfers to Nortel	4	8	12
Share-based compensation costs funded by Nortel	30	35	32
Non-cash restructuring charges	83	53	11
Pension costs funded by Nortel	45	19	38
Reorganization costs funded by Nortel	40	—	—
Non-cash portion of special charges and related asset write downs	3	—	—
Loss on sales and writedown of investments, businesses and assets, net	2	—	—
Other non-cash—net	(4)	12	(9)
Change in operating assets and liabilities (Note 6)	63	(137)	(53)

Net cash used in operating activities	(56)	(107)	(75)

Cash flows from (used in) investing activities
Expenditures for plant and equipment	(3)	(33)	(25)
Change in restricted cash and cash equivalents	(2)	—	—
Acquisitions of investments and businesses—net of cash acquired	—	(38)	(8)
Proceeds from the sales of investments and businesses and assets—net	1	10	52

Net cash from (used in) investing activities	(4)	(61)	19

Cash flows from (used in) financing activities
Other transfers—net	55	136	92
Repayments of capital lease obligations	(1)	(1)	(1)

Net cash from financing activities	54	135	91

Net increase (decrease) in cash and cash equivalents	(6)	(33)	35
Cash and cash equivalents at beginning of period	44	77	42

Cash and cash equivalents at end of period	$38	$44	$77

The accompanying notes are an integral part of these combined financial statements

ENTERPRISE AND GOVERNMENT SOLUTIONS, BUSINESSES OF NORTEL NETWORKS CORPORATION

(Under Creditor Protection Proceedings as of January 14, 2009—Note 2)

Notes to Combined Financial Statements

(Millions of U.S. Dollars, unless otherwise stated)

1. Nature of operations and basis of presentation

Nortel Networks Corporation (“Nortel” or “NNC”) is a global supplier of end-to-end networking products and solutions serving both service providers and enterprise customers. Nortel’s technologies span access and core networks and support multimedia and business-critical applications. Nortel’s networking solutions consist of hardware, software and services. Nortel designs, develops, engineers, markets, sells, licenses, installs, services and supports these networking solutions worldwide. Nortel Networks Limited (“NNL”) is Nortel’s principal direct operating subsidiary and its results are consolidated into Nortel’s results.

The Enterprise Solutions business of Nortel (“Enterprise Solutions”) and Nortel Government Solutions Inc. (“NGS”) (collectively “Enterprise and Government Solutions” or the “Businesses”) are businesses of Nortel that operate in Nortel, or certain of its direct and indirect legal subsidiaries throughout the world. The Businesses provide communications services that address the headquarters, branch and home office needs of large and small businesses globally across a variety of industries, including healthcare and financial service providers, retailers, manufacturers, utilities, educational institutions and government agencies. The Businesses provide reliable, secure and scalable products spanning Unified Communications, Ethernet routing and multiservice switching, IP and digital telephony (including phones), wireless LANs, security, IP and SIP contact centers, self-service solutions, messaging, conferencing, SIP-based multimedia solutions, and professional services to the U.S. Government. Nortel entered into creditor protection proceedings on January 14, 2009 and restructuring activities had an impact on the operations of the Businesses as discussed in Note 2.

Basis of presentation

The Financial Accounting Standards Board Accounting Standards Codification (“ASC”) 852, “Reorganizations,” which is applicable to companies that have filed petitions under applicable bankruptcy code provisions and as a result of the Creditor Protection Proceedings (as defined in Note 2) is applicable to Nortel, generally does not change the manner in which financial statements are prepared. However, it does require that Nortel’s financial statements for periods subsequent to the filing of an applicable bankruptcy petition distinguish transactions and events that are directly associated with a reorganization from the ongoing operations of the business. Although, as described below, the Businesses do not constitute a legal entity that has filed under bankruptcy laws, certain of the Enterprise Solutions assets, liabilities, revenues and expenses are included in legal entities that are subject to the Creditor Protection Proceedings. NGS has not filed and is not part of the Creditor Protection Proceedings. The Businesses’ revenues, expenses, realized gains and losses, and provisions for losses that can be directly associated with the Creditor Protection Proceedings must be reported separately as reorganization items in the statements of operations. The balance sheets must distinguish pre-petition liabilities subject to compromise from both those pre-petition liabilities that are not subject to compromise and from post-petition liabilities. Liabilities that may be affected by a plan of reorganization must be reported at the amounts expected to be allowed, even if they may be settled for lesser amounts. In addition, reorganization items must be disclosed separately in the statements of cash flows. The Businesses adopted the provisions of ASC 852 effective on January 14, 2009 and have segregated those items outlined above for all reporting periods subsequent to such date, consistent with Nortel’s presentation. ASC 852 requires that the financial statements of a legal entity that has filed for bankruptcy protection include Debtor financial statements as supplementary disclosure. These combined financial statements do not include such debtor financial statements as the Businesses do not constitute a legal entity that has filed under bankruptcy laws.

The accompanying combined financial statements have been prepared in accordance with accounting principles generally accepted in the U.S. (“U.S. GAAP”) from the consolidated financial statements and accounting records of Nortel using the historical results of operations and historical cost basis of the assets and liabilities of Nortel that comprise the Businesses. These combined financial statements have been prepared on a combined basis as the Businesses represent a portion of Nortel’s business and do not constitute a separate legal entity. The historical results of operations, financial position, and cash flows of the Businesses may not be indicative of what they would actually have been had the Businesses been a separate stand-alone entity, nor are they indicative of what the Businesses’ results of operations, financial position and cash flows may be in the future. The combined financial statements have been prepared solely for purposes of Nortel’s proposed sale of the Businesses to demonstrate the historical results of operations, financial position, and cash flows of the Businesses for the indicated periods under Nortel’s management and, accordingly, do not reflect the presentation and classification of the Businesses’ operations in the same manner as Nortel.

The accompanying combined financial statements only include assets and liabilities that are specifically identifiable with the Businesses. Costs directly related to the Businesses have been entirely attributed to the Businesses in the accompanying combined financial statements. The Businesses also receive services and support functions from Nortel. The Businesses’ operations are dependent upon Nortel’s ability to perform these services and support functions. The costs associated with these services and support functions have been allocated to the Businesses using methodologies primarily based on proportionate revenues or proportionate headcount of the Businesses compared to Nortel, which is considered to be most meaningful in the circumstances. These allocated costs are primarily related to corporate administrative expenses and reorganization costs, employee related costs including pensions and other benefits, for corporate and shared employees, and rental and usage fees for shared assets for the following functional groups: information technology, legal services, accounting and finance services, human resources, marketing and product support, product development, customer support, treasury, facility and other corporate and infrastructural services. These allocated costs are recorded primarily in cost of revenues, research and development (“R&D”), and selling, general and administrative (“SG&A”) expenses in the combined statements of operations. Income taxes have been accounted for in these combined financial statements as described in Notes 3(f) and 10.

For each of Nortel’s businesses, except for NGS which historically was managed as a separate business, Nortel used a centralized approach to cash management and financing of its operations. Central treasury activities include the investment of surplus cash, the issuance, repayment and repurchase of short-term and long-term debt and interest rate management. The financial systems of the Businesses were not designed to track certain balances and transactions at a business unit level. Accordingly, none of the cash or cash equivalents, debt or capital leases, including interest thereon, and hedging positions through which derivatives and other financial contracts are used at the Nortel corporate level have been reflected in these combined financial statements with the exception of cash, investment and debt balances that are specifically attributable to NGS. All Nortel funding to the Businesses since inception has been accounted for as a capital contribution from Nortel and all cash remittances from the Businesses to Nortel have been accounted for as distributions to Nortel, including allocation of expenses and settlement of transactions with Nortel. In addition, the net parent investment represents Nortel’s interest in the recorded net assets of the Businesses and represents the cumulative net investment by Nortel in the Businesses through the dates presented and includes cumulative operating results, including other comprehensive loss.

Management believes the assumptions and allocations underlying the combined financial statements are reasonable and appropriate under the circumstances. The expenses and cost allocations have been determined on a basis considered by Nortel and the Businesses to be a reasonable reflection of the utilization of services provided to or the benefit received by the Businesses during the periods presented. However, these assumptions and allocations are not necessarily indicative of the costs the Businesses would have incurred if it had operated on a standalone basis or as an entity independent of Nortel.

Going concern issues

The commencement of the Creditor Protection Proceedings raises substantial doubt as to whether Nortel, and therefore the Businesses, will be able to continue as a going concern. While the Debtors (as defined in

Note 2) have filed for and been granted creditor protection, the combined financial statements continue to be prepared using the going concern basis, which assumes that the Businesses will be able to realize their respective assets and discharge their respective liabilities in the normal course of business for the foreseeable future. During the Creditor Protection Proceedings, and until the completion of any proposed divestitures or a decision to cease operations in certain countries is made, the Businesses continue to operate under the jurisdictions and orders of the applicable courts and in accordance with applicable legislation. The Businesses have continued to operate by renewing and seeking to grow business with existing customers, competing for new customers, continuing significant R&D investments, and ensuring the ongoing supply of goods and services through the supply chain in an effort to maintain or improve customer service and loyalty levels. The Businesses have also continued their focus on cost containment and cost reduction initiatives during this time. However, it is not possible to predict the outcome of the Creditor Protection Proceedings and, as such, the realization of assets and discharge of liabilities are each subject to significant uncertainty. If the going concern basis is not appropriate, adjustments will be necessary to the carrying amounts and/or classification of the Businesses’ assets and liabilities. Further, a court approved plan in connection with the Creditor Protection Proceedings could materially change the carrying amounts and classifications reported in the combined financial statements.

The combined financial statements do not purport to reflect or provide for the consequences of the Creditor Protection Proceedings. In particular, such combined financial statements do not purport to show: (a) as to assets, their realizable value on a liquidation basis or their availability to satisfy liabilities; (b) as to pre-petition liabilities, all amounts that may be allowed for claims or contingencies, or the status and priority thereof, or the amounts at which they may ultimately be settled; (c) as to shareholders’ accounts, the effect of any changes that may be made in Nortel’s capitalization; or (d) as to operations, the effect of any changes that may be made in the Businesses.

2. Creditor protection proceedings

On January 14, 2009, after extensive consideration of all other alternatives, with the unanimous decision of the Board of Directors after thorough consultation with advisors, Nortel initiated creditor protection proceedings under the respective restructuring regimes of Canada, the U.S. and the United Kingdom (U.K.). Nortel’s affiliates based in Asia, including LG-Nortel Co. Ltd. (“LGN”), in the CALA region and the NGS business are not currently included in these proceedings. At this point in the Creditor Protection Proceedings, Nortel is focused on maximizing value for its stakeholders. On June 19, 2009 Nortel announced that it was advancing in discussions with external parties to sell its businesses.

On June 19, 2009, Nortel also announced a stalking horse asset sale agreement with Nokia Siemens Networks B.V. for the planned sale of substantially all of its Code Division Multiple Access (“CDMA”) business and Long Term Evolution (“LTE”) Access assets for a purchase price of $650, subject to purchase price adjustments under certain circumstances. On July 24, 2009, in accordance with court approved procedures, Nortel concluded a successful auction for these assets and executed a formal asset sale agreement for the sale of these assets with Telefonaktiebolaget LM Ericsson (“Ericsson”), who emerged as the successful agreeing to pay $1,130, subject to price adjustments under certain circumstances. At a joint hearing on July 28, 2009, Nortel obtained approval from the United States Bankruptcy Court for the District of Delaware (“U.S. Court”) and the Ontario Superior Court of Justice (“Canadian Court”) for the sale to Ericsson. On November 13, 2009, Nortel announced that following satisfaction of all closing conditions, the sale was concluded.

On July 20, 2009 Nortel announced a stalking horse and other sale agreements with Avaya Inc. (“Avaya”) for the planned sale of substantially all of the assets of the Enterprise Solutions business globally, as well as the shares of NGS and DiamondWare, Ltd for a purchase price of $475, subject to purchase price adjustments under certain circumstances. On September 14, 2009, in accordance with court approved procedures, Nortel concluded a successful auction for the sale of these assets to Avaya, who emerged as the successful bidder agreeing to pay $900 in cash to Nortel, with an additional pool of $15 reserved for an employee retention program, subject to purchase price adjustments under certain circumstances. At a joint hearing on September 16, 2009, Nortel obtained U.S. Court and Canadian Court approval of the sale to Avaya. The sale is also subject to court approvals in France and Israel, information and consultation with employee representatives and/or employees in certain EMEA jurisdictions, as well as regulatory approvals and other customary closing conditions. See “Enterprise Solutions Business Divestiture” in this Note 2 for further details.

On September 21, 2009 Nortel announced it plans to sell, by “open auction”, the assets of its Wireless Networks business associated with the development of Next Generation Packet Core network components. On October 25, 2009, in accordance with court approved procedures, certain of Nortel’s subsidiaries entered into an agreement with Hitachi, Ltd. (“Hitachi”) for the sale of these assets for a purchase price of $10 subject to purchase price adjustments under certain circumstances. On October 28, 2009, Nortel obtained U.S. Court and Canadian Court approval of the sale to Hitachi. The sale is also subject to regulatory approvals and other customary closing conditions.

On September 30, 2009 Nortel announced that it planned to sell by “open auction” substantially all of its Global System for Mobile communications (“GSM”)/ GSM for Railways (“GSM-R”) business. On November 24, 2009, in accordance with court approved procedures, Nortel concluded a successful auction for the sale of theses assets to Ericsson and Kapsch CarrierCom AG (“Kapsch”) who emerged as the winning joint bidders with a purchase price of $103 in cash, subject to purchase price adjustments under certain circumstances. At a joint hearing on December 2, 2009, Nortel obtained U.S. Court and Canadian Court approval of the sale to Ericsson and Kapsch. The sale is also subject to court approval in France, information and consultation with employee representatives and/or employees in certain EMEA jurisdictions, as well as regulatory approvals and other customary closing conditions.

On October 7, 2009, Nortel announced a “stalking horse” and other sale agreements with Ciena Corp. (“Ciena”) for the planned sale of substantially all of the assets of its Optical Networking and Carrier Ethernet businesses globally for a purchase price of $390 in cash and 10 million shares of Ciena common stock, subject to purchase price adjustments under certain circumstances. On November 22, 2009, in accordance with court approved procedures Nortel concluded a successful auction for the sale of these assets to Ciena, who emerged as the successful bidder agreeing to pay $530 in cash, plus $239 principal amount of convertible notes due June 2017, subject to purchase price adjustments under certain circumstances. At a joint hearing on December 2, 2009, Nortel obtained U.S. Court and Canadian Court approval of the sale to Ciena. The sale is also subject to court approvals in the France and Israel, information and consultation with employee representatives and/or employees in certain EMEA jurisdictions, as well as regulatory approvals and other customary closing conditions.

Nortel continues to advance in its discussions with external parties to sell its other businesses. To provide maximum flexibility Nortel has also taken appropriate steps to complete the move to organizational standalone businesses. Nortel will assess other restructuring alternatives for these businesses in the event it is unable to maximize value through sales.

On August 10, 2009, Nortel announced that it was at a natural transition point resulting in a number of leadership changes and a new organizational structure designed to work towards the completion of the sales of its businesses and other restructuring activities. Effective August 10, 2009, President and Chief Executive Officer Mike Zafirovski stepped down. Also effective August 10, 2009, the Boards of Directors of Nortel and NNL were reduced from nine to three members: John A. MacNaughton, Jalynn H. Bennett and David I. Richardson, with Mr. Richardson serving as Chair. These individuals also serve as members of Nortel’s and NNL’s audit committees.

In connection with these changes Nortel obtained Canadian Court approval for the Canadian Monitor to take on an enhanced role with respect to the oversight of its business, sales processes, claims processes and other restructuring activities under the CCAA Proceedings (as defined below). Further, Nortel is in the process of confirming the appointment of a principal officer for the U.S. Debtors who will work in conjunction with the U.S. Creditors’ Committee (as defined below), Bondholder Group (as defined below), and the Canadian Monitor, which appointment will be subject to the approval of the U.S. Court.

Nortel has also established a streamlined structure that is enabling it to effectively continue to serve its customers, and also facilitate the sales of its businesses and integration processes with acquiring companies as well as continue with its restructuring activities. Nortel’s business units currently report to the Chief Restructuring Officer, Pavi Binning. The mergers and acquisitions teams continue their work under the Chief Strategy Officer, George Riedel. Nortel Business Services continues to be led by Joe Flanagan and continues to serve the transitional operations needs of Nortel’s businesses as they are sold to ensure customer and network service levels are maintained throughout the sale and integration processes. A core Corporate Group has been established that is primarily responsible for the management of ongoing restructuring activities during the sales process as well as post business dispositions. This group is lead by John Doolittle, Senior Vice President Finance and Corporate Services (formerly Nortel’s Treasurer). These leaders report to the Nortel and NNL Boards of Directors and the Canadian Monitor (as defined below) and will also report to the proposed U.S. principal officer.

CCAA Proceedings

On January 14, 2009 (“Petition Date”), Nortel, NNL and certain other Canadian subsidiaries (“Canadian Debtors”) obtained an initial order from the Canadian Court for creditor protection for 30 days, pursuant to the provisions of the Companies’ Creditors Arrangement Act (“CCAA”), which has since been extended to December 18, 2009 and is subject to further extension by the Canadian Court (“CCAA Proceedings”). There is no guarantee that the Canadian Debtors will be able to obtain court orders or approvals with respect to motions the Canadian Debtors may file from time to time to extend further the applicable stays of actions and proceedings against them. Pursuant to the initial order, the Canadian Debtors received approval to continue to undertake various actions in the normal course in order to maintain stable and continuing operations during the CCAA Proceedings.

Under the terms of the initial order, Ernst & Young Inc. was named as the court-appointed monitor under the CCAA Proceedings (“Canadian Monitor”). The Canadian Monitor has reported and will continue to report to the Canadian Court from time to time on the Canadian Debtors’ financial and operational position and any other matters that may be relevant to the CCAA Proceedings. In addition, the Canadian Monitor may advise and, to the extent required, assist the Canadian Debtors on matters relating to the Creditor Protection Proceedings. On August 14, 2009, the Canadian Court approved an order that permits the Canadian Monitor to take on an enhanced role with respect to the oversight of the business, sales processes, claims processes and other restructuring activities under the CCAA Proceedings.

As a consequence of the CCAA Proceedings, generally, all actions to enforce or otherwise effect payment or repayment of liabilities of any Canadian Debtor preceding the Petition Date and substantially all pending claims and litigation against the Canadian Debtors and their officers and directors have been stayed until December 18, 2009, or such further date as may be ordered by the Canadian Court. In addition, the CCAA Proceedings have been recognized by the U.S. Court as “foreign proceedings” pursuant to the provisions of Chapter 15 of the U.S. Bankruptcy Code, giving effect in the U.S. to the stay granted by the Canadian Court. A cross-border court-to-court protocol (as amended) has also been approved by the U.S. Court and the Canadian Court. This protocol provides the U.S. Court and the Canadian Court with a framework for the coordination of the administration of the Chapter 11 Proceedings (as defined below) and the CCAA Proceedings on matters of concern to both courts.

Chapter 11 Proceedings

Also on the Petition Date, Nortel Networks Inc. (“NNI”), Nortel Networks Capital Corporation and certain other of Nortel’s U.S. subsidiaries (“U.S. Debtors”), other than Nortel Networks (CALA) Inc. (“NNCI”), filed voluntary petitions under Chapter 11 with the U.S. Court (“Chapter 11 Proceedings”). The U.S. Debtors received approval from the U.S. Court for a number of motions enabling them to continue to operate their businesses generally in the ordinary course. Among other things, the U.S. Debtors received approval to continue paying employee wages and certain benefits in the ordinary course; to generally continue their cash management system, including approval of a revolving loan agreement between NNI as lender and NNL as borrower with an initial advance to NNL of $75, to support NNL’s ongoing working capital and general corporate funding requirements; and to continue honoring customer obligations and paying suppliers for goods and services received on or after the Petition Date. On July 14, 2009, NNCI, a U.S. based subsidiary that operates in the CALA region, also filed a voluntary petition for relief under Chapter 11 in the U.S. Court and thereby became one of the U.S. Debtors subject to the Chapter 11 Proceedings. On July 17, 2009, the U.S. Court entered an order of joint administration that provided for the joint administration of NNCI’s case with the pre-existing cases of the other U.S. Debtors.

As required under the U.S. Bankruptcy Code, on January 22, 2009, the United States Trustee for the District of Delaware appointed an official committee of unsecured creditors, which currently includes The Bank of New York Mellon, Flextronics Corporation, Airvana, Inc., Pension Benefit Guaranty Corporation and Law Debenture Trust Company of New York (“U.S. Creditors’ Committee”). The U.S. Creditors’ Committee has the right to be heard on all matters that come before the U.S. Court with respect to the U.S. Debtors. There can be no assurance that the U.S. Creditors’ Committee will support the U.S. Debtors’ positions on matters to be presented to the U.S. Court. In addition, a group purporting to hold substantial amounts of Nortel’s publicly traded debt has organized (“Bondholder Group”). Nortel’s management and the Canadian Monitor have met with the Bondholder Group and its advisors to provide status updates and share information with them that has been shared with other major stakeholders. Disagreements between the Debtors and the U.S. Creditors’ Committee and the Bondholder Group could protract and negatively impact the Creditor Protection Proceedings (as defined below), and the Debtors’ ability to operate.

As a consequence of the commencement of the Chapter 11 Proceedings, generally, all actions to enforce or otherwise effect payment or repayment of liabilities of any U.S. Debtor preceding the Petition Date and substantially all pending claims and litigation against the U.S. Debtors have been automatically stayed for the pendency of the Chapter 11 Proceedings (absent any court order lifting the stay). In addition, the U.S. Debtors applied for and obtained an order in the Canadian Court recognizing the Chapter 11 Proceedings in the U.S. as “foreign proceedings” in Canada and giving effect, in Canada, to the automatic stay under the U.S. Bankruptcy Code.

Administration Proceedings

Also on the Petition Date, certain of Nortel’s EMEA subsidiaries (“EMEA Debtors”) made consequential filings and each obtained an administration order from the High Court of England and Wales (“English Court”) under the Insolvency Act 1986 (“U.K. Administration Proceedings”). The filings were made by the EMEA Debtors under the provisions of the European Union’s Council Regulation (EC) No 1346/2000 on Insolvency Proceedings (“EC Regulation”) and on the basis that each EMEA Debtor’s center of main interests was in England. Under the terms of the orders, a representative of Ernst & Young LLP (in the U.K.) and a representative of Ernst & Young Chartered Accountants (in Ireland) were appointed as joint administrators with respect to the EMEA Debtor in Ireland, and representatives of Ernst & Young LLP were appointed as joint administrators for the other EMEA Debtors (collectively, “U.K. Administrators”) to manage each of the EMEA Debtors’ affairs, business and property under the jurisdiction of the English Court and in accordance with the applicable provisions of the Insolvency Act 1986. The Insolvency Act 1986 provides for a moratorium during which creditors may not, without leave of the English Court or consent of the U.K. Administrators, wind up the company, enforce security, or commence or progress legal proceedings. All of Nortel’s operating EMEA subsidiaries except those in the following countries are included in the U.K. Administration Proceedings: Nigeria, Russia, Ukraine, Israel, Norway, Switzerland, South Africa and Turkey. Certain of Nortel’s Israeli subsidiaries (“Israeli Debtors”) have commenced separate creditor protection proceedings in Israel (“Israeli Administration Proceedings”). On January 19, 2009, an Israeli court (“Israeli Court”) appointed administrators over the Israeli Debtors (“Israeli Administrators”). The orders of the Israeli Court provide for a stay in respect of the Israeli Debtors whose creditors are prevented from taking steps against the companies or their assets and which, subject to further orders of the Israeli Court, remains in effect during the Israeli Administration Proceedings. The period for the Israeli Administration Proceedings recently expired on November 24, 2009;

however, a request to extend the Israeli Administration Proceedings is pending. Under Israeli law, the Israeli Administration Proceedings are required to end with either a scheme of arrangement, which returns Networks Israel (Sales and Marketing) Limited to solvency, or a liquidation. On November 24, 2009, the Israeli Court approved a scheme of arrangement which returned the company to solvency. A proposed scheme of arrangement for Nortel Communications Holdings (1997) Limited has been submitted to the Israeli Court, and remains subject to the approval of the Israeli Court.

The U.K. Administration Proceedings in relation to NNUK have been recognized by the U.S. Court as “foreign main proceedings” pursuant to the provisions of Chapter 15 of the U.S. Bankruptcy Code, giving effect in the U.S. to the moratorium provided by the Insolvency Act 1986.

On May 28, 2009, at the request of the U.K. Administrators of NNSA, the Commercial Court of Versailles, France (“French Court”) ordered the commencement of secondary proceedings in respect of NNSA (“French Secondary Proceedings”). The secondary proceedings consist of liquidation proceedings during which NNSA continued to operate as a going concern for an initial period of three months. On August 20, 2009, the French Court extended the secondary proceedings until November 28, 2009. In accordance with the EC Regulation, the U.K. Administration Proceedings remain the main proceedings in respect of NNSA although a French administrator (“French Administrator”) and a French liquidator (“French Liquidator”) have been appointed and are in charge of the day-to-day affairs and continuing business of NNSA in France. On October 1, 2009, pursuant to a motion filed by the U.K. Administrators, the French Court approved an order to: (i) suspend the liquidation operations relating to the sale of the assets and/or businesses of NNSA for a renewable period of two months; (ii) authorize the continuation of the business of NNSA so long as the liquidation operations are suspended; and (iii) maintain the powers of the French Administrator and French Liquidator during the suspension period, except with respect to the sale of assets and/or businesses of NNSA.

The Canadian Debtors, U.S. Debtors, EMEA Debtors and Israeli Debtors are together referred to as the Debtors; the CCAA Proceedings, the Chapter 11 Proceedings, the U.K. Administration Proceeding, the Israeli Administration Proceedings and the French Secondary Proceedings are together referred to as the Creditor Protection Proceedings.

Enterprise and Government Solutions Business Divestiture

On July 20, 2009, Nortel announced that it, NNL, and certain of Nortel’s other subsidiaries including NNI and NNUK, had entered into a “stalking horse” asset and share sale agreement with Avaya for its North American, CALA, and Asian ES business, and an asset sale agreement with Avaya for the EMEA portion of its ES business for a purchase price of $475 subject to purchase price adjustments under certain circumstances. These agreements include the planned sale of substantially all of the assets of the ES business globally as well as the shares of NGS and DiamondWare, Ltd. This sale required a court-approved “stalking-horse” sale process under Chapter 11 that allowed other qualified bidders to submit higher or otherwise better offers. Bidding procedures were approved by the U.S. Court and Canadian Court on August 4, 2009. Competing bids were required to be submitted by September 4, 2009 and an auction with the qualified bidders commenced on September 11, 2009. On September 14, 2009, Avaya emerged as the successful bidder for the sale of substantially all of the assets of the ES business globally as well as the shares of NGS and DiamondWare, Ltd. for a purchase price of $900 in cash to Nortel, with an additional pool of $15 reserved for an employee retention program, subject to purchase price adjustments under certain circumstances. Nortel obtained U.S. Court and Canadian Court approvals for the sale to Avaya on September 16, 2009.

Except in relation to NNSA, the U.K. Administrators have the authority, without further court approval, to enter into the EMEA asset sale agreement on behalf of each of the EMEA Debtors. In some EMEA jurisdictions, this transaction is subject to compliance with information and consultation obligations with employee representatives prior to finalization of the terms of the sale.

In addition to the processes and approvals outlined above, consummation of the transaction is subject to the satisfaction of regulatory and other conditions and the receipt of various approvals, including governmental approvals in Canada and the United States and the approval of the courts in France and Israel. The sale is expected to close late in the fourth quarter of fiscal 2009, subject to receipt of all required approvals.

Business Operations

During the Creditor Protection Proceedings, and until the completion of any proposed divestitures or a decision to cease operations in certain countries is made, the businesses of the Debtors continue to operate under the jurisdictions and orders of the applicable courts and in accordance with applicable legislation. Nortel has continued to engage with its existing customer base in an effort to maintain delivery of products and services, minimize interruptions as a result of the Creditor Protection Proceedings and Nortel’s divestiture efforts and resolve any interruptions in a timely manner. At the beginning of the proceedings, Nortel established a senior procurement team, along with appropriate advisors, to address supplier issues and concerns as they arose to ensure ongoing supply of goods and services and minimize any disruption in its global supply chain. This procedure continues to function effectively and any supply chain issues are being dealt with on a timely basis.

Contracts

Under the U.S. Bankruptcy Code, the U.S. Debtors may assume, assume and assign, or reject certain executory contracts including unexpired leases, subject to the approval of the U.S. Court and certain other conditions. Pursuant to the initial order of the Canadian Court, the Canadian Debtors are permitted to repudiate any arrangement or agreement, including real property leases. Any reference to any such agreements or instruments and to termination rights or a quantification of Nortel’s obligations under any such agreements or instruments is qualified by any overriding rejection, repudiation or other rights the Debtors may have as a result of or in connection with the Creditor Protection Proceedings. The administration orders granted by the English Court do not give any similar unilateral rights to the U.K. Administrators. The U.K. Administrators and in the case of NNSA, the French Administrator and the French Liquidator, decide in each case whether an EMEA Debtor should continue to perform under an existing contract on the basis of whether it is in the interests of that administration to do so. Claims may arise as a result of a Debtor rejecting, repudiating or no longer continuing to perform under any contract or arrangement, which claims would usually be unsecured. Since the Petition Date, the Debtors have assumed and rejected or repudiated various contracts, including real property leases and commercial agreements. The Debtors will continue to review other contracts throughout the Creditor Protection Proceedings.

Creditor Protection Proceeding Claims

On August 4, 2009, the U.S. Court approved the establishment of a claims process in the U.S. for claims that arose prior to the Petition Date. Under this claims process, proof of claims, except in relation to NNCI, had to be received by the U.S. Claims Agent, Epiq Bankruptcy Solutions, LLC (“Epiq”), by no later than 4:00 p.m. (Eastern Time) on September 30, 2009 (subject to certain exceptions as provided in the order establishing the claims bar date). For claims in relation to NNCI, on December 2, 2009, the U.S. Court approved the establishment of 4:00 p.m. (Eastern Time) on January 25, 2010 as the deadline for receipt by Epiq of proof of claims against NNCI (subject to certain exceptions as provided in the order establishing the claims bar date).

On July 30, 2009, Nortel announced that the Canadian Court approved the establishment of a claims process in Canada in connection with the CCAA Proceedings. Under this claims process, subject to certain exceptions, proof of claims for claims arising prior to the Petition Date, had to be received by the Canadian Monitor, by no later than September 30, 2009. This claims notification deadline does not apply to certain claims, including most inter-company claims as between the Canadian Debtors themselves or as between any of the Canadian Debtors and their direct or indirect subsidiaries and affiliates (other than joint ventures), compensation claims by current or former employees or directors of any of the Canadian Debtors, and claims of current or former directors or officers for indemnification and/or contribution, for which claims notification deadlines have yet to be set by the

Canadian Court. Proof of claims for claims arising on or after the Petition Date as a result of the restructuring, termination, repudiation or disclaimer of any lease, contract or other agreement or obligation must be received by the Canadian Monitor by the later of September 30, 2009 and 30 days after a proof of claims package has been sent by the Canadian Monitor to the person in respect of such claim.

In relation to NNSA, claims had to be submitted to the French Administrator and the French Liquidator no later than August 12, 2009 with respect to French creditors and October 12, 2009 with respect to foreign creditors.

In relation to the Israeli Debtors, the Israeli Court determined that claims had to be submitted to the Israeli Administrators by no later than July 26, 2009. Other than as set forth above with respect to NNSA, no outside date for the submission of claims has been established in connection with U.K. Administration Proceedings.

The combined financial statements for the nine months ended September 30, 2009 do not include the effects of any current or future claims relating to the Creditor Protection Proceedings. Certain claims filed may have priority over those of the Debtors’ unsecured creditors. Currently, it is not possible to determine the extent of claims filed and to be filed, whether such claims will be disputed and whether they will be subject to discharge or disallowance in the Creditor Protection Proceedings. It is also not possible at this time to determine whether to establish any additional liabilities in respect of claims. The Debtors are reviewing all claims filed and are beginning the claims reconciliation process. Differences between claim amounts identified by the Debtors and claims filed by creditors will be investigated and resolved in connection with the claims reconciliation process or, if necessary, the relevant court will make the final determination as to the amount, nature and validity of claims. The aggregate amount of claims will likely exceed the amount that ultimately will be allowed by the relevant courts. Certain claims may be duplicative (particularly given the multiple jurisdictions involved in the Creditor Protection Proceedings), based on contingencies that have not occurred, or may be otherwise overstated, and would therefore be invalid. The determination of how liabilities will ultimately be settled and treated cannot be made until each of the relevant courts approve a plan and in light of the number of creditors of the Debtors, the claims resolution process may take considerable time to complete.

Interim Funding and Settlement Agreement

Historically, Nortel has deployed its cash through a variety of intercompany borrowing and transfer pricing arrangements to allow it to operate on a global basis and to allocate profits and losses, and certain costs, among the corporate group. In particular, the Canadian Debtors have continued to allocate profits and losses, and certain costs, among the corporate group through transfer pricing agreement payments (“TPA Payments”). Other than one $30 payment made by NNI to NNL in respect of amounts that Nortel believes are owed in connection with the transfer pricing agreement, TPA Payments had been suspended since the Petition Date. However, the Canadian Debtors and the U.S. Debtors, with the support of the U.S. Creditors’ Committee and the Bondholder Group, as well as the EMEA Debtors (other than NNSA) entered into an Interim Funding and Settlement Agreement (“IFSA”) dated June 9, 2009 under which NNI paid $157 to NNL, in four installments during the period ended September 30, 2009 in full and final settlement of TPA Payments for the period from the Petition Date to September 30, 2009. A portion of this funding may be repayable by NNL to NNI in certain circumstances. The IFSA was approved by the U.S. Court and Canadian Court on June 29, 2009 and on June 23, 2009, the English Court confirmed that the U.K. Administrators were at liberty to enter into the IFSA on behalf of each of the EMEA Debtors (except for NNSA which was authorized to enter into the IFSA by the French Court on July 7, 2009). NNSA acceded to the IFSA on September 11, 2009. Further arrangements will be necessary in order to address TPA Payments, or other funding issues, for periods post-September 30, 2009 and NNL’s future liquidity needs and there can be no assurance that the Canadian Debtors will be able to arrange additional funding sufficient to fund future operations. Negotiations between NNL and the U.S. Debtors for reimbursement of a portion of these costs for the fourth quarter of 2009 are on-going. In addition, the Debtors and other Nortel entities are engaged in discussions in order to address NNL’s liquidity needs for periods subsequent to December 31, 2009.

APAC Debt Restructuring Agreement

As a consequence of the Creditor Protection Proceedings, certain amounts of intercompany payables to certain Nortel subsidiaries (“APAC Agreement Subsidiaries”) in the Asia-Pacific (“APAC”) region as of the Petition Date became impaired. To enable the APAC Agreement Subsidiaries to continue their respective business operations and to facilitate any potential divestitures, the Debtors (other than NNSA) entered into an Asia Restructuring Agreement (“APAC Agreement”). Under the APAC Agreement, the APAC Agreement Subsidiaries will pay a portion of certain of the APAC Agreement Subsidiaries’ net intercompany debt outstanding as of the Petition Date (“Pre-Petition Intercompany Debt”) and the Canadian Debtors, the U.S. Debtors and the EMEA Debtors (including NNSA to the extent it elects to participate in the APAC Agreement) will initially receive approximately $15, $18, and $15, respectively, in aggregate. A further portion of the Pre-Petition Intercompany Debt will be repayable in monthly amounts but only to the extent of such APAC Agreement Subsidiary’s net cash balance, and subject to certain reserves and provisions. The remainder of each APAC Agreement Subsidiary’s Pre-Petition Intercompany Debt will be subordinated and postponed to the prior payment in full of such APAC Agreement Subsidiary’s liabilities and obligations. Implementation of the APAC Agreement is subject to receipt of approvals (court and/or administrator) in the U.S., Canada and EMEA, as well as receipt of certain regulatory approvals in certain APAC jurisdictions.

Flextronics

On January 14, 2009, Nortel announced that NNL had entered into an amendment to arrangements (“Amending Agreement”) with a major supplier, Flextronics Telecom Systems, Ltd. (“Flextronics”). Under the terms of the amendment, NNL agreed to commitments to purchase $120 of existing inventory by July 1, 2009 and to make quarterly purchases of other inventory, and to terms relating to payment and pricing. Approximately $28 of this total commitment is related to the Businesses and is subject to finalization. Flextronics had notified Nortel of its intention to terminate certain other arrangements upon 180 days’ notice (in July 2009) pursuant to the exercise by Flextronics of its contractual termination rights, while the other arrangements between the parties will continue in accordance with their terms. Following subsequent negotiations, Nortel has resolved all ongoing disputes and issues relating to the interpretation of the Amending Agreement and has confirmed, among other things, its obligation to purchase inventory in accordance with existing plans of record of $25. In addition, one of the supplier agreements with Flextronics was not terminated on July 12, 2009, as originally referenced in the Amending Agreement, but instead has been extended to December 12, 2009, with a further extension for certain products to July 2010. Flextronics is a significant supplier to the Businesses and is also a supplier to several of Nortel’s other businesses.

Nortel and Flextronics have entered into an agreement dated November 20, 2009, which was approved by the courts on December 2, 2009, that, among other things, provides a mechanism for the transfer of the Nortel supply relationship to interested parties, being the purchasers of Nortel’s other businesses or assets, on terms and conditions described in the agreement. In addition, this latest agreement serves to resolve certain receivable amounts from and payable amounts due to Flextronics. A portion of these receivable and payable amounts are related to the Businesses, the accounting for which will be addressed in the period subsequent to the balance sheet.

Workforce Reductions; Employee Compensation Program Changes

On February 25, 2009, Nortel announced a workforce reduction plan. Under this plan, Nortel intends to reduce its global workforce by approximately 5,000 net positions. Nortel has commenced and will continue to implement these reductions, in accordance with local country legal requirements, including those that impact the Business. During the nine months ended September 30. 2009, Nortel, including the Businesses, undertook additional workforce reduction activities. Given the Creditor Protection Proceedings, Nortel, and therefore the Businesses, has discontinued all remaining activities under its previously announced restructuring plans as of the Petition Date. For further information, refer to Notes 8 and 9. In addition, Nortel has taken and expects to take further, ongoing workforce and other cost reduction actions as it works through the Creditor Protection Proceedings.

Nortel also announced on February 25, 2009 several changes to its employee compensation programs. Upon the recommendation of management, its Board of Directors approved no payment of bonuses under the Nortel Networks Limited Annual Incentive Plan (AIP) for 2008. Nortel has continued its AIP in 2009 for all eligible full- and part-time employees. The AIP has been modified to permit quarterly rather than annual award determinations and payouts, if any. This has provided a more immediate incentive for employees upon the achievement of critical shorter-term objectives. Where required, Nortel has obtained court approvals for retention and incentive compensation plans for certain key eligible employees deemed essential to the business during the Creditor Protection Proceedings and Nortel has since implemented such plans.

On February 27, 2009, Nortel obtained Canadian Court approval to terminate its equity-based compensation plans (the Nortel 2005 Stock Incentive Plan, As Amended and Restated (“2005 SIP”), the Nortel Networks Corporation 1986 Stock Option Plan, As Amended and Restated (“1986 Plan”) and the Nortel Networks Corporation 2000 Stock Option Plan (“2000 Plan”)) and certain equity plans assumed in prior acquisitions, including all outstanding equity under these plans (stock options, stock appreciation rights (“SARs”), restricted stock units (“RSUs”) and performance stock units (“PSUs”)), whether vested or unvested. Nortel sought this approval given the decreased value of Nortel’s common shares (“NNC common shares”) and the administrative and associated costs of maintaining the plans to Nortel as well as the plan participants. See Note 14 for additional information about Nortel’s share-based compensation plans.

3. Significant accounting policies

(a) Principles of combination

The combined financial statements include the global historical assets, liabilities and operations of the Businesses. All significant transactions and balances between operations within the Businesses have been eliminated in combination. All significant transactions between the Businesses and other Nortel businesses are included in these combined financial statements and are disclosed as related party transactions in Note 17. All transactions between the Businesses and Nortel are considered to be effectively settled through the net parent investment at the time the transactions are recorded.

In 2005, Nortel entered into a joint venture, LGN, with LG Electronics Inc. (“LGE”) which offers telecommunications and networking solutions to customers in the Republic of Korea and other markets globally. In exchange for a cash contribution paid to LGE, Nortel received 50% plus one share in the equity of LGN. Nortel’s investment in this joint venture and other joint ventures are excluded from the Businesses’ combined financial statements. However, transactions between the Businesses and LGN are reflected in these combined financial statements and disclosed as related party transactions in Note 17.

(b) Use of estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. The Businesses make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the combined financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates. Estimates are used when accounting for items and matters such as revenue recognition and accruals for losses on contracts, allowances for uncollectible accounts receivable, inventory provisions and outsourced manufacturing related obligations, product warranties, estimated useful lives of intangible assets and plant and equipment, asset valuations, impairment and recoverability assessments, employee benefits including pensions and share-based compensation, taxes and related valuation allowances and provisions, restructuring and other provisions, contingencies and allocations of various expenses that have historically been incurred by the Businesses.

(c) Translation of foreign currencies

The Businesses’ combined financial statements are presented in U.S. Dollars. The financial statements of the Businesses’ operations whose functional currency is not the U.S. Dollar are translated into U.S. Dollars at the exchange rates in effect at the balance sheet dates for assets and liabilities, and at average rates for the period for revenues and expenses. The unrealized translation gains and losses on the net investment in these foreign operations are accumulated as a component of other comprehensive income (loss).

The financial statements of operations where the functional currency is the U.S. Dollar but where the underlying transactions are in a different currency are translated into U.S. Dollars at the exchange rate in effect at the balance sheet date with respect to monetary assets and liabilities. Non-monetary assets and liabilities of these operations, and related amortization and depreciation expenses, are translated at the historical exchange rate. Revenues and expenses, other than amortization and depreciation, are translated at the average rate for the period in which the transaction occurred. The applicable gain/loss from foreign currency remeasurement has been allocated to these combined financial statements proportionate based on revenue (for revenue generating entities) or selling, general, and administrative expense (for non-revenue generating entities). The allocated gain/loss from foreign currency remeasurement is included in other income (expense) in the combined statements of operations.

(d) Revenue recognition

The Businesses’ products and services are generally sold pursuant to a contract and the terms of the contract, taken as a whole, determine the appropriate revenue recognition models to be applied. Product revenue includes revenue from arrangements that include services such as installation, engineering and network planning where the services could not be separated from the arrangement because the services are essential or fair value could not be established. Where services are not bundled with product sales, services revenue is reported separately in the combined statements of operations.

Depending on the terms of the contract and types of products and services sold, the Businesses recognize revenue under American Institute of Certified Public Accountants Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” which is now codified as ASC 605-35 (“ASC 605-35”), SOP 97-2 which is now codified as ASC 985-605, “Software Revenue Recognition” (“ASC 985-605”) and FASB Emerging Issues Task Force (“EITF”) 00-21 which is now codified as ASC 605-25, “Revenue Arrangements with Multiple Deliverables” (“ASC 605-25”). Revenues are reduced for returns, allowances, rebates, discounts and other offerings in accordance with the agreement terms.

The Businesses regularly enter into multiple contractual agreements with the same customer. These agreements are reviewed to determine whether they should be evaluated as one arrangement in accordance with ASC 985-605. For arrangements with multiple deliverables entered into after June 30, 2003, where the deliverables are governed by more than one authoritative accounting standard, the Businesses apply ASC 605-25 and evaluate each deliverable to determine whether it represents a separate unit of accounting based on the following criteria: (a) whether the delivered item has value to the customer on a stand-alone basis, (b) whether there is objective and reliable evidence of the fair value of the undelivered item(s), and (c) if the contract includes a general right of return relative to the delivered item, delivery or performance of the undelivered item(s) is considered probable and substantially in the control of the Businesses.

If objective and reliable evidence of fair value exists for all units of accounting in the arrangement, revenue is allocated to each unit of accounting or element based on relative fair values. In situations where there is objective and reliable evidence of fair value for all undelivered elements, but not for delivered elements, the residual method is used to allocate the arrangement consideration. Under the residual method, the amount of revenue allocated to delivered elements equals the total arrangement consideration less the aggregate fair value of any undelivered elements. Each unit of accounting is then accounted for under the applicable revenue recognition guidance. So long as elements otherwise governed by separate authoritative accounting standards cannot be treated as separate units of accounting under the guidance in ASC 605-25, the elements are combined into a single unit of accounting for revenue recognition purposes. In this case, revenue allocated to the unit of accounting is deferred until all combined elements have been delivered or, once there is only one remaining element to be delivered, based on the revenue recognition guidance applicable to the last delivered element within the unit of accounting.

For arrangements where software is considered more than incidental and essential to the functionality of the hardware, or where the hardware is not considered a separate element from the software deliverables, revenue is recognized for the software and the hardware as a single unit of accounting pursuant to ASC 985-605 for off-the-shelf products and pursuant to ASC 605-35 for customized products.

Software revenue is generally recognized under ASC 985-605. For software arrangements involving multiple elements, the Businesses allocate revenue to each element based on the relative fair value or the residual method, as applicable using vendor specific objective evidence to determine fair value, which is based on prices charged when the element is sold separately. Software revenue accounted for under ASC 985-605 is recognized when persuasive evidence of an arrangement exists, the software is delivered in accordance with all terms and conditions of the customer contracts, the fee is fixed or determinable and collectability is probable. Revenue related to post-contract customer support (“PCS”), including technical support and unspecified when-and-if available software upgrades, is recognized ratably over the PCS term.

Under ASC 985-605, if fair value does not exist for any undelivered element, revenue is not recognized until the earlier of (i) delivery of such element or (ii) when fair value of the undelivered element is established, unless the undelivered element is a service, in which case revenue is recognized as the service is performed once the service is the only undelivered element.

For elements related to customized solutions designed and built to customer specific requirements, revenues are recognized in accordance with ASC 605-35, generally using the percentage-of-completion method. In using the percentage-of-completion method, revenues are recorded based on the percentage of costs incurred to date on a contract relative to the estimated total expected contract costs. Profit estimates on these contracts are revised periodically based on changes in circumstances and any losses on contracts are recognized in the period that such losses become known. In circumstances where reasonably dependable cost estimates cannot be made for a customized solution or build-out, all revenues and related costs are deferred until completion of the solution or element (“completed contract method”). Generally, the terms of ASC 605-35 contracts provide for progress billings based on completion of certain phases of work. Unbilled ASC 605-35 contract revenues recognized are accumulated in the contracts in progress account included in accounts receivable—net. Billings in excess of revenues recognized to date on these contracts are recorded as advance billings in excess of revenues recognized to date on contracts within other accrued liabilities until recognized as revenue. This classification also applies to billings in advance of revenue recognized on combined units of accounting under ASC 605-25 that contain both ASC 605-35 and non ASC 605-35 elements.

For arrangements where the criteria for revenue recognition have not been met because legal title or risk of loss on products does not transfer to the customer until final payment has been received or where delivery has not occurred, revenue is deferred to a later period when the outstanding criteria have been met. For arrangements where the customer agrees to purchase products but the Businesses retain physical possession until the customer requests delivery (“bill and hold arrangements”), revenue is not recognized until delivery to the customer has occurred and all other revenue recognition criteria have been met.

Services revenue is generally recognized according to the proportional performance method. The proportional performance method is used when the provision of services extends beyond an accounting period with more than one performance act, and permits the recognition of revenue ratably over the services period when no other pattern of performance is discernable. The nature of the service contract is reviewed to determine which revenue recognition method best reflects the nature of services performed. Provided all other revenue recognition criteria have been met, the revenue recognition method selected reflects the pattern in which the obligations to the customers have been fulfilled.

The Businesses make certain sales through multiple distribution channels, primarily resellers and distributors. These customers are generally given certain rights of return. For products sold through these distribution channels, revenue is recognized from product sale at the time of shipment to the distribution channel when persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable and collectability is reasonably assured. Accruals for estimated sales returns and other allowances are recorded at the time of revenue recognition and are based on contract terms and prior claims experience.

Deferred costs are presented as current or long-term in the combined balance sheet, consistent with the classification of the related deferred revenues.

(e) Research and development

Research and development (“R&D”) costs are charged to net earnings (loss) in the periods in which they are incurred. However, costs incurred pursuant to specific contracts with third parties, for which the Businesses are obligated to deliver a product, are charged to cost of revenues in the same period as the related revenue is recognized.

(f) Income taxes

The Businesses do not file separate tax returns, but rather are included in the income tax returns filed by Nortel and its subsidiaries in various domestic and foreign jurisdictions. For the purpose of these combined financial statements, the tax provision of the Businesses was derived from financial information included in the consolidated financial statements of Nortel, including allocations and eliminations deemed necessary by management, as though the Businesses were filing their own separate tax returns.

The Businesses account for income taxes by the asset and liability method. This approach recognizes the amount of taxes payable or refundable in the current year as well as deferred tax assets and liabilities for the future tax consequences, determined on the separate return basis, of events recognized in these combined financial statements. Deferred income taxes are adjusted to reflect changes in enacted tax rates.

Nortel manages its tax position for the benefit of its entire portfolio of businesses, and its tax strategies, including utilization of loss carryforwards, are not necessarily reflective of what the Businesses would have followed as a stand alone entity. Losses generated by the Businesses have been available to, and as appropriate were utilized by, Nortel in its tax strategies with respect to entities or operations not forming part of the Businesses. Due to difficulties inherent in separating the Businesses’ results from Nortel’s consolidated results during periods pre-dating the periods presented in these combined financial statements, any deferred tax assets in respect of loss carryforwards and tax credits are not recognized in these combined financial statements.

In establishing the appropriate income tax valuation allowances, the Businesses assess its net deferred tax assets based on all available evidence, both positive and negative, to determine whether it is more likely than not that the remaining net deferred tax assets or a portion thereof will be realized.

In accordance with ASC 740-10, “Accounting for Uncertainty in Income Taxes—an interpretation of FASB Statement No. 109” (“ASC 740-10”), as applied by the separate return method, the Businesses evaluate tax positions using a two-step process, whereby (1) the Businesses determine whether it is more likely than not that the tax positions will be sustained based on the technical merits of the position and (2) for those tax positions that meet the more likely-than-not recognition threshold, the Businesses recognize the largest amount of tax benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the related tax authority. In accordance with ASC 740-10, the Businesses classify interest and penalties associated with income tax positions in income tax expense. For additional information, see Note 10.

(g) Cash and cash equivalents

Cash and cash equivalents consist of cash and short term investments in bank accounts of NGS. Treasury activities at Nortel are generally centralized such that cash collections by the Enterprise Solutions business are automatically distributed to Nortel and are reflected as a component of net parent investment.

(h) Restricted cash and cash equivalents

Cash and cash equivalents are considered restricted when they are subject to contingent rights of a third party customer in the normal course of business. From time to time, the Businesses may be required to post cash and cash equivalents as collateral to a third party as a result of the general economic and industry environment.

(i) Provision for doubtful accounts

The provision for doubtful accounts for trade receivables due from customers is established based on an assessment of a customer’s credit quality, as well as subjective factors and trends, including the aging of receivable balances. Generally, these credit assessments occur prior to the inception of the credit exposure and at regular reviews during the life of the exposure.

(j) Inventories

Inventories are valued at the lower of cost (calculated generally on a first-in, first-out basis) or market value. The standard cost of finished goods and work in process is comprised of material, labor and manufacturing overhead, which approximates actual cost. Provisions for inventory are based on estimates of future customer demand for existing products, as well as general economic conditions, growth prospects within the customer’s ultimate marketplaces and general market acceptance of current and pending products. Full provisions are generally recorded for surplus inventory in excess of one year’s forecast demand or inventory deemed obsolete. In addition, the Businesses record a liability for firm, non-cancelable and unconditional inventory purchase commitments with contract manufacturers and suppliers for product-related quantities in excess of its future demand forecasts and related claims in accordance with the Businesses’ excess and obsolete inventory policies.

Inventory includes certain direct and incremental deferred costs associated with arrangements where title and risk of loss were transferred to customers but revenue was deferred due to other revenue recognition criteria not being met.

(k) Investments

Investments in equity securities of private companies over which the Businesses do not exert significant influence are accounted for using the cost method. Investments in associated companies and joint ventures are accounted for using the equity method. An impairment loss is recorded when there has been a loss in value of the investment that is other than temporary.

The Businesses monitor its investments for factors indicating other-than-temporary impairment and records a charge to net earnings (loss) when appropriate. Investments are classified as long-term and short-term, based on expected time of maturity.

(l) Plant and equipment

Plant and equipment are stated at cost less accumulated depreciation. Depreciation is generally calculated on a straight-line basis over the expected useful lives of the plant and equipment. The expected useful life of machinery and equipment including related capital leases is three to ten years.

(m) Impairment or disposal of long-lived assets

The Businesses test long-lived assets or asset groups held and used for recoverability when events or changes in circumstances indicate that their carrying amount may not be recoverable. Circumstances which could trigger a review include, but are not limited to: significant decreases in the market price of the asset or asset group; significant adverse changes in the business climate or legal factors; the accumulation of costs significantly in excess of the amount originally expected for the acquisition or construction of the asset; current period cash flow or operating losses combined with a history of losses or a forecast of continuing losses associated with the use of the asset; and a current expectation that the asset will more likely than not be sold or disposed of significantly before the end of its previously estimated useful life.

Recoverability is assessed based on the carrying amount of the asset or asset group and the sum of the undiscounted cash flows expected to result from the use and the eventual disposal of the asset or asset group. An impairment loss is recognized when the carrying amount is not recoverable and exceeds the fair value of the asset or asset group. The impairment loss is measured as the amount by which the carrying amount exceeds fair value.

(n) Goodwill

Goodwill represents the excess of the purchase price of an acquired business over the fair value of the identifiable assets acquired and liabilities assumed. The Businesses test for impairment of goodwill on an annual basis as of October 1, and at any other time if events occur or circumstances change that would indicate that it is more likely than not that the fair value of a reporting unit has been reduced below its carrying amount. See Note 7 for further information on the Businesses’ goodwill impairment testing policy.

(o) Warranty costs

As part of the normal sale of product, the Businesses provide its customers with product warranties that extend for periods generally ranging from one to six years from the date of sale. A liability for the expected cost of warranty-related claims is established when the product is delivered and completed. In estimating warranty liability, historical material replacement costs and the associated labor costs to correct the product defect are considered. Revisions are made when actual experience differs materially from historical experience. Warranty-related costs incurred before revenue is recognized are capitalized and recognized as an expense when the related revenue is recognized. Known product defects are specifically accrued for as the Businesses become aware of such defects.

(p) Pension, post-retirement and post-employment benefits

Substantially all employees of the Businesses participate in defined benefit pension plans and post-retirement plans as administered and sponsored by Nortel. The Businesses account for their defined benefit pension plans and post-retirement plans in accordance with SFAS No. 87, “Employers’ Accounting for Pensions” and SFAS No. 106, “Employers’ Accounting for Post-retirement Benefits Other Than Pensions,” as amended by SFAS 158 (see Note 4(b)) which is now codified as ASC 715. No assets or liabilities are reflected on the Businesses’ combined balance sheets, and pension and other post-retirement expenses for the Businesses have been determined on a multiemployer plan basis and pension expense is calculated by employee and is reflected in net earnings (loss). Employees of the Businesses participate in Nortel’s defined benefit pension plans and the plans’ assets and liabilities are combined with those related to other Nortel businesses. Similarly, Nortel manages its post-retirement benefit plans on a combined basis with claims data and liability information related to the Businesses aggregated and combined with other Nortel businesses.

The Businesses follows the accounting guidance as specified in SFAS No. 112, “Employers Accounting for Postemployment Benefits,” which is now codified as ASC 712 for the recognition of certain disability benefits. The Businesses recognize an actuarial-based obligation at the onset of disability for certain benefits provided to individuals after employment but before retirement that include medical, dental, vision, life and other benefits.

(q) Share-based compensation

Employees of the Businesses participated in equity-based compensation plans sponsored by Nortel, which have since been terminated (see Notes 2 and 14). The accounting for significant share-based compensation plans under the fair value-based method is as follows:

Stock options

The grant date fair value of stock options has been estimated using the Black-Scholes-Merton option-pricing model. Compensation cost has been recognized on a straight-line basis over the stock option vesting period of the entire award based on the estimated number of stock options that have been expected to vest. When exercised, stock options have been settled through the issuance of Nortel common shares and have therefore been treated as equity awards.

Stock appreciation rights (“SARs”)

Prior to its termination, stand-alone SARs or SARs in tandem with options could be granted under the 2005 SIP. SARs that have been settled in cash have been accounted for as liability awards and SARs that have been settled in Nortel common shares have been accounted for as equity awards. Upon the exercise of a vested stand-alone SAR, a holder would have been entitled to receive payment, in cash, of Nortel common shares or any combination thereof of an amount equal to the excess of the market value of a common share on the date of exercise over the subscription or base price under the SAR. Stand-alone SARs awarded under the 2005 SIP generally vested in equal installments on the first four anniversary dates of the grant date of the award. All SARs granted prior to the termination of the equity-based compensation plans, were to be settled in cash at the time of vesting however, for purposes of these combined financial statements such awards have been reflected in net parent investment as such awards were to be settled by Nortel. Such awards have been classified as liability awards based on this cash settlement provision. The measurement of the liability and compensation cost of previously outstanding SARs is based on the fair value of the awards and is remeasured each period through the date of settlement. Compensation cost has been amortized over the requisite service period (generally the vesting period) of the award based on the proportionate amount of the requisite service that had been rendered to date.

Restricted Stock Units (“RSUs”)

Prior to the termination of the equity-based compensation plans, RSUs were settled with common shares and valued on the grant date using the grant date market price of the underlying shares. This valuation of compensation cost has not subsequently been adjusted for changes in the market price of the shares. Each RSU granted under the 2005 SIP represented the right to receive one common share subject to the terms and conditions of the award. Prior to the termination of the equity-based compensation plans, compensation cost has been recognized on a straight-line basis over the vesting period of the entire award based on the estimated number of RSU awards that were expected to vest. RSUs were awarded to executive officers beginning in 2005, (employees from January 1, 2007) and prospectively vested in equal installments on the first three anniversary dates of the grant of the award. With the exception of RSUs granted in China, all RSUs granted prior to the termination of the equity-based compensation plans, have been classified as equity instruments as their terms required that they be settled in common shares. To address country specific rules and regulations RSUs awarded prior to the termination of the equity-based compensation plans to employees working in China were cash settled awards. For purposes of these combined financial statements such awards have been reflected in net parent investment as such awards were to be settled by Nortel and compensation cost has been remeasured each period based on the fair value of the underlying shares at period end.

Performance Stock Units (“PSUs”)

Relative Total Shareholder Return Metric Awards (“PSU-rTSRs”)

Prior to January 1, 2008 all awards of PSU-rTSRs under the 2005 SIP had vesting conditions based on a relative total shareholder return metric and had a 36-month performance period. The extent to which PSU-rTSRs vested and settled at the end of a three year performance period depended upon the level of achievement of certain market performance criteria based on the total shareholder return on the Nortel Networks Corporation common shares compared to the total shareholder return on the common shares of a comparative group of companies included in the Dow Jones Technology Titans Index. Awards of PSU-rTSRs granted after January 1, 2008 had an additional 30-day employment service period in addition to the prior vesting conditions based on the relative total shareholder return metric and a 36-month performance period. The number of Nortel common shares issued for vested PSU-rTSRs could have ranged from 0% to 200% of the number of PSU-rTSR awards granted.

Prior to the termination of the equity-based compensation plans, PSU-rTSRs were generally settled with common shares and were valued using a Monte Carlo simulation model. The number of awards expected to be earned, based on achievement of the PSU-rTSR market condition, was factored into the grant date Monte Carlo valuation for the PSU-rTSR award. The grant date fair value has not subsequently been adjusted regardless of the eventual number of awards that were earned based on the market condition. Compensation cost has been recognized on a straight-line basis over the requisite service period. Compensation cost has been reduced for estimated PSU-rTSR awards that would not vest due to not meeting continued employment vesting conditions. All PSU-rTSRs currently granted prior to the termination of the equity-based compensation plans, have been classified as equity instruments as their terms required settlement in shares.

Management Operating Margin Metric Awards (“PSU-Management OMs”)

In March, 2008, Nortel issued PSU-Management OMs, which vested based on the satisfaction of a one-year performance condition an additional 24-month continued service condition and Nortel’s Management Operating Margin (“Management OM”) exceeding the minimum threshold level of 4.80% or $550 in accordance with Nortel’s payout curve for a one year performance period. The number of Nortel common shares to be issued for vested PSU-Management OMs is determined based on Nortel’s Management OM and could have ranged from 0% to 200% of the number of PSU-Management OM awards granted. Prior to the termination of the equity-based compensation plans PSU-Management OMs were generally settled in shares and compensation cost for these awards has been measured based on the grant date fair value of the underlying common shares that would have been issuable based on the terms of the award. Prior to the termination of the equity-based compensation plans, compensation cost has been recognized over the requisite service period of the award based on the probable number of shares to be issued by achievement of the performance condition, reduced by the expected awards that would not vest due to not meeting the continued service condition. Compensation cost recognized has been adjusted to equal the grant date fair value of the actual shares that vested once known.

For PSU-Management-OMs that may have been settled in cash, such awards has been reflected in net parent investment as the awards were to be settled by Nortel and compensation cost for the award has been remeasured each period based on the fair value of the underlying shares at period end. Compensation cost has then been recognized in the same manner as described above.

Employee stock purchase plans

Nortel maintained the Nortel Global Stock Purchase Plan, as amended and restated, the Nortel U.S. Stock Purchase Plan, As Amended and Restated and the Nortel Stock Purchase Plan for Members of the Nortel Saving and Retirement Program, As Amended (collectively, the “ESPPs”), to facilitate the acquisition of Nortel common shares at a discount. The discount was such that the ESPPs were considered compensatory and the Businesses’ contribution to the ESPPs was recorded as compensation cost on a quarterly basis as the obligation to contribute was incurred. Nortel’s contribution to the ESPPs, as defined in Note 14, has been recorded as compensation expense on a quarterly basis as the obligation to contribute has been incurred.

(r) Recent accounting pronouncements

(i)	In December 2008, the FASB issued FSP FAS 132(R)-1, “Employers’ Disclosures about Postretirement Benefit Plan Assets”, which is now codified as FASB ASC 715-20 “Defined Benefit Plans—General” (“ASC 715-20”). ASC 715-20 requires more information about how investment allocation decisions are made, more information about major categories of plan assets, including concentrations of risk and fair-value measurements, and the fair-value techniques and inputs used to measure plan assets, ASC 715-20 is effective for fiscal years ending after December 15, 2009 and will be applied prospectively. The Businesses plan to adopt the provisions of ASC 715-20 on December 31, 2009 and are currently assessing the impact of adoption on ASC 715-20.

(ii)	In June 2009, the FASB issued SFAS No. 166 “Accounting for Transfers of Financial Assets” (“SFAS 166”). SFAS 166 revises FASB ASC 860 “Transfers and Servicing” (“ASC 860”). The revised ASC will require more information about transfers of financial assets, including securitization transactions, and where entities have continuing exposure to the risks related to transferred financial assets. SFAS 166 is effective for interim and annual reporting periods ending after November 15, 2009 and will be applied prospectively. The Businesses plan to adopt the provisions of SFAS 166 on January 1, 2010 and are currently assessing the impact of adoption of SFAS 166.

(iii)	In June 2009, the FASB issued SFAS No. 167, “Amendments to FASB Interpretation No.46(R)” (“SFAS 167”). SFAS 167 revises FASB ASC 810-25 “Variable Interest Entities” (“ASC 810-25”), and changes how a reporting entity determines when an entity that is insufficiently capitalized or is not controlled through voting (or similar rights) should be consolidated. The determination of whether a reporting entity’s ability to direct the activities of the other entity that most significantly impacts the other entity’s economic performance. Revised ASC 810-25 is effective for interim and annual periods after November 15, 2009 and will be applied prospectively. The Businesses plan to adopt the provisions of revised ASC 810-25 on January 1, 2010 and are currently assessing the impact of adoption of revised ASC 810-25.

(iv)	In October 2009, the FASB issued Accounting Standards Update (“ASU”) No. 2009-13, “Multiple-Deliverable Revenue Arrangements a consensus of the FASB Emerging Issues Task Force,” (“ASU 2009-13”). ASU 2009-13 addresses accounting for multiple-deliverable arrangements and requires that the overall arrangement consideration be allocated to each deliverable in a revenue arrangement based on an estimated selling price when vendor specific objective evidence or third-party evidence of fair value is not available. This guidance also eliminates the residual method of allocation and requires that arrangement consideration be allocated to all deliverables using the relative selling price method. This will result in more revenue arrangements being separated into separate units of accounting. ASU 2009-13 is effective for fiscal years beginning on or after June 15, 2010. Companies can elect to apply this guidance (1) prospectively to new or materially modified arrangements after the effective date or (2) retrospectively for all periods presented. The Businesses are currently assessing the impact of adoption of ASU 2009-13 and do not currently plan to early adopt.

(v)	In October 2009, the FASB issued ASU No. 2009-14, “Certain Revenue Arrangements That Include Software Elements,” (“ASU 2009-14”). ASU 2009-14 changes the accounting model for revenue arrangements that include both tangible products and software elements. Tangible products containing both software and non-software components that function together to deliver the product’s essential functionality will no longer be within the scope of ASC 985-605 “Software Revenue Recognition” (“ASC 985-605”). The entire product (including the software and non-software deliverables) will therefore be accounted for under accounting literature found in ASC 605. ASU 2009-14 is effective for fiscal years beginning on or after June 15, 2010. Companies can elect to apply this guidance (1) prospectively to new or materially modified arrangements after the effective date or (2) retrospectively for all periods presented. The Businesses are currently assessing the impact of adoption of ASU 2009-14 and do not currently plan to early adopt.

4. Accounting changes

(a) Fair Value Measurements

In September 2006, the FASB issued ASC 820, which establishes a single definition of fair value and requires expanded disclosures about fair value measurements. ASC 820 is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Businesses partially adopted the provisions of ASC 820 effective January 1, 2008. The effective date for ASC 820 as it relates to fair value measurements for non-financial assets and liabilities that are not measured at fair value on a recurring basis was deferred to fiscal years beginning after December 15, 2008 in accordance with ASC 820. The Businesses adopted the deferred portion of ASC 820 on January 1, 2009. The adoption of the deferred portion of ASC 820 did not have a material impact on the Businesses’ results of operations and financial condition.

(b) Employers’ Accounting for Defined Benefit Pension and Other Post-retirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132(R)

In September 2006, the FASB issued SFAS 158, “Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans—An Amendment of FASB Statements No. 87, 88, 106, and 132(R)”, which is now codified as part of FASB ASC 715 “Compensation-Retirement Benefits” (“ASC 715”). ASC 715 requires the Businesses to measure the funded status of its plans as of the date of its year end statement of financial position, being December 31. Nortel had historically measured the funded status of its significant plans on September 30. ASC 715 provided two approaches for an employer to transition to a fiscal year end measurement date. Nortel adopted the second approach, whereby Nortel continues to use the measurements determined for the December 31, 2007 fiscal year end reporting to estimate the effects of the transition. Under this approach, the net periodic benefit cost (exclusive of any curtailment or settlement gain or loss) for the period between the earlier measurement date, being September 30, 2007, and the end of the fiscal year that the new measurement date provisions are applied, being December 31, 2008, are allocated proportionately between amounts to be recognized as an adjustment to opening accumulated deficit in 2008 and the net periodic benefit cost for the fiscal year ended December 31, 2008. The adoption did not have a material impact on the Businesses as pension costs are reflected within these combined financial statements on a multiemployer basis. See Note 12 for additional information on the Businesses’ involvement in Nortel’s pension and post-retirement plans.

(c) Determination of the Useful life of intangible assets

In April 2008, the FASB issued FSP FAS 142-3, “Determination of the Useful Life of Intangible Assets” which is now codified as part of FASB ASC 350-30 “General Intangibles Other than Goodwill” (“ASC 350-30”). ASC 350-30 provides guidance with respect to estimating the useful lives of recognized intangible assets and requires additional disclosure related to the renewal or extension of the terms of recognized intangible assets. ASC 350-30 is effective for fiscal years and interim periods beginning after December 15, 2008. The Businesses adopted the provisions of ASC 350-30 on January 1, 2009. The adoption of ASC 350-30 did not have a material impact on the Businesses’ results of operations, financial condition and disclosures.

(d) Collaborative Arrangements

In September 2007, the FASB Emerging Issues Task Force (“EITF”) reached a consensus on EITF Issue No. 07-1, “Collaborative Arrangements”, which is now codified as FASB ASC 808 “Collaborative Arrangements” (“ASC 808”). ASC 808 addresses the accounting for arrangements in which two companies work together to achieve a common commercial objective, without forming a separate legal entity. The nature and purpose of a company’s collaborative arrangements are required to be disclosed, along with the accounting policies and the classification and amounts for significant financial activities related to the arrangements. Nortel adopted the provisions of ASC 808 on January 1, 2009. The adoption of ASC 808 did not have a material impact on the Businesses’ results of operations and financial condition.

(e) Determining Fair Value when the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions that are not Orderly

In April 2009, FASB issued FSP FAS 157-4, “Determining Fair Value when the Volume and Level of Activity for the Asset or Liability have Significantly Decreased and Identifying Transactions that are not Orderly” which is now codified as part of ASC 820. ASC 820 provides additional guidance on determining fair value for a financial asset when the volume or level of activity for that asset or liability has significantly decreased and also assists in identifying circumstances that indicate a transaction is not orderly. An orderly transaction is a transaction that assumes exposure to the market for a period prior to the measurement date to allow for marketing activities that are usual and customary. ASC 820 is effective for interim and annual reporting periods ending after June 15, 2009 and will be applied prospectively. The Businesses adopted the provisions of ASC 820 on June 30, 2009. The adoption of ASC 820 did not have a material impact on the Businesses’ results of operations and financial condition.

(f) Subsequent Events

In June 2009, the FASB issued SFAS No. 165, “Subsequent Events”, which is now codified as FASB ASC 855 “Subsequent Events” (“ASC 855”). ASC 855 requires Management to evaluate subsequent events through the date the financial statements are either issued or available to be issued, depending on the company’s expectation of whether it will widely distribute its financial statements to its shareholders and other financial statement users. Companies are required to disclose the date through which subsequent events have been evaluated. ASC 855 is effective for interim or annual financial periods ending after June 15, 2009. Nortel adopted the provisions of ASC 855 on June 30, 2009. The adoption of ASC 855 did not have a material impact on the Businesses’ results of operations and financial condition.

(g) FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles

In July 2009, the FASB issued SFAS No. 168, “FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles”, which is now codified as FASB ASC 105 “Generally Accepted Accounting Principles” (“ASC 105”). ASC 105 establishes the FASB Accounting Standards Codification as the single source of authoritative U.S. GAAP recognized by the FASB to be applied to nongovernmental entities. Rules and interpretive releases of the SEC under authority of federal securities laws are also sources of authoritative U.S. GAAP for SEC registrants. ASC 105 is effective for financial statements issued for interim and annual periods after September 15, 2009. Nortel adopted the provisions of ASC 105 on September 30, 2009. The adoption of ASC 105 did not have a material impact on the Businesses’ results of operations and financial condition.

5. Reorganization items—net

Reorganization items represent the direct and incremental costs incurred by Nortel related to the Creditor Protection Proceedings such as revenues, expenses such as professional fees directly related to the process of reorganizing the Debtors, realized gains and losses, and provisions for losses resulting from the reorganization and restructuring of the business. Reorganization costs, except the pension adjustments below, are comprised of costs that were specifically attributable to the Businesses as well as shared costs that were allocated based on proportionate headcount and proportionate revenues. The pension adjustments were allocated based on the Businesses’ projected benefit obligations relative to the total projected benefit obligation of the related plans. For the nine months ending September 30, 2009, the Businesses’ reorganization items consisted of the following:

Professional fees(a)	$(63)
Key Executive Incentive Plan / Key Employee Retention Plan(b)	(16)
Pension adjustments(c)	(28)
Penalties(d)	(24)
Other(e)	(16)

Total reorganization items—net	$(147)

(a)	Includes financial, legal, real estate and valuation services directly associated with the Creditor Protection Proceedings.
(b)	Relates to retention and incentive plans for certain key eligible employees deemed essential to the business during the Creditor Protection Proceedings.
(c)	Includes the net impact of the ($12) gain related to the termination of the U.S. Retirement Income Plan and $40 related to the Pension Benefit Guaranty Corporation (“PBGC”) claim.
(d)	Relates to liquidated damages on early termination of contracts, including $24 of directly attributable charges for the nine months ended September 30, 2009.
(e)	Includes other miscellaneous items directly related to the Creditor Protection Proceedings, such as loss on disposal of certain assets and revocation of a government grant.

6. Combined financial statement details

The following tables provide details of selected items presented in the combined statements of operations and cash flows for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, and the combined balance sheets as of September 30, 2009 and December 31, 2008.

Combined statements of operations

SG&A expense:

SG&A expense includes bad debt expense of $1, $1 and nil for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, respectively.

Other operating expense (income)—net:

	Nine months ended September 30, 2009	Years ended December 31,
		2008	2007
Royalty license income—net	$(10)	$(22)	$(21)
Pension curtailment (Note 12)	34	—	—
Other—net	(1)	(1)	—

Other operating income—net	$23	$(23)	$(21)

Other income (expense)—net:

	Nine months ended September 30, 2009	Years ended December 31,
		2008	2007
Currency exchange gains (losses)—net	$(15)	$28	$1
Other—net	(4)	(9)	8

Other income (expense)—net	$(19)	$19	$9

Combined balance sheets

Cash and Cash Equivalents:

	September 30, 2009	December 31, 2008
Cash on hand and balances with banks	$27	$34
Cash equivalents	11	10

Cash and Cash equivalents at end of the period	$38	$44

Accounts receivable—net:

	September 30, 2009	December 31, 2008
Trade Receivables	$302	$440
Accrued receivables	17	19
Contracts in progress	20	25

	339	484
Less: provision for doubtful accounts	(25)	(26)
Less: advance billings	(9)	(32)

Accounts receivable—net	$305	$426

Inventories—net:

	September 30, 2009	December 31, 2008
Raw materials	$5	$11
Work in process	3	1
Finished goods	163	140
Deferred Costs	130	218

	301	370
Less: provision for inventories	(59)	(43)

Inventories—net	242	327
Less: long-term deferred costs(a)	(16)	(43)

Current inventories—net	$226	$284

(a)	Long-term portion of deferred costs is included in other assets.

Other current assets:

	September 30, 2009	December 31, 2008
Prepaid expenses	$13	$8
Current investments	21	17
Contract manufacturing receivables	16	11
Other receivables	13	16
Other	—	2

Other current assets	$63	$54

Investments:

In 2008, the Businesses classified its auction rate securities as available-for-sale within current assets. In October 2008, the Businesses entered into an agreement with the investment firm that originally sold the Businesses its auction rate securities. As a result, the Businesses transferred these auction rate securities from available-for-sale to held-for-trading investment securities in consideration of the terms of such agreement. During 2009, the Businesses held $18 in auction rate securities, which after consideration of partial redemptions throughout the year and the execution of the aforementioned agreement, has been classified as trading securities within other current assets as of September 30, 2009. See Note 15 for more information.

Plant and equipment—net:

	September 30, 2009	December 31, 2008
Cost:
Machinery and equipment	$166	$204
Assets under capital lease	46	28

	212	232

Less: accumulated depreciation
Machinery and equipment	$(124)	$(131)
Assets under capital lease	(20)	(4)

	(144)	(135)

Plant and equipment—net	$68	$97

Other assets:

	September 30, 2009	December 31, 2008
Long-term deferred costs	$16	$43
Long-term inventories	11	3

Other assets	$27	$46

Intangible assets—net:

	Acquired technology	Customer relationships	Other intangibles	Total
Cost at September 30, 2009	$45	$93	$5	$143
Less: accumulated amortization	(28)	(67)	(3)	(98)

Intangible assets—net at September 30, 2009	$17	$26	$2	$45

	Acquired technology	Customer relationships	Other intangibles	Total
Cost at December 31, 2008	$44	$93	$4	$141
Less accumulated amortization	(21)	(58)	(1)	(80)

Intangible assets—net at December 31, 2008	$23	$35	$3	$61

Intangible assets are being amortized over a weighted-average period of approximately 5 years ending in 2013. Amortization expense for each of the next five years commencing in 2010 is expected to be $11, $10, $9, $9, and $6 respectively.

Other accrued liabilities:

	September 30, 2009	December 31, 2008
Deferred revenue	$234	$335
Warranty provisions (Note 13)	43	49
Product-related provisions	23	40
Outsourcing and selling, general and administrative related provisions	25	36
Advance billings in excess of revenue recognized to date on contracts(a)	17	10
Customer deposits	2	—
Other	17	29

Other accrued liabilities	$361	$499

(a)	Includes amounts which may be recognized beyond one year due to the duration of certain contracts.

Other liabilities:

	September 30, 2009	December 31, 2008
Deferred revenue	$34	$92
Restructuring liabilities (Notes 8 and 9)	3	2
Other long-term provisions	13	22

Other liabilities	$50	$116

Combined statements of cash flows

Change in operating assets and liabilities—net:

	Nine months ended September 30, 2009	Years ended December 31,
		2008	2007
Accounts receivable—net	$125	$58	$10
Inventories—net	(6)	26	(27)
Deferred costs	86	59	98
Accounts payable	26	(37)	59
Payroll and benefit-related, other accrued and contractual liabilities	(143)	(71)	70
Deferred revenue	(79)	(156)	(227)
Advance billings in excess of revenues recognized to date on contracts	7	(33)	(16)
Restructuring liabilities	61	22	(1)
Other	(14)	(5)	(19)

Change in operating assets and liabilities—net	$63	$(137)	$(53)

Acquisitions of investments and businesses—net of cash acquired:

	Nine months ended September 30, 2009	Years ended December 31,
		2008	2007
Cash acquired	$—	$—	$—
Total net assets acquired other than cash	—	(38)	(8)

Total purchase price	—	(38)	(8)

Less:
Cash acquired	—	—	—

Acquisitions of investments and businesses—net of cash acquired	$—	$(38)	$(8)

Interest and taxes paid:

	Nine months ended September 30, 2009	Years ended December 31,
		2008	2007
Cash interest paid	$2	$2	$2
Cash taxes paid	$—	$—	$—

7. Goodwill

The following table outlines goodwill by reporting unit as such units are defined relative to the Businesses: The application, data and voice reporting units of the Businesses are distinct units within the Enterprise Solutions business and comprise both the product and services aspects of those units.

	Applications	Data	Voice	NGS	Total
Balance—as of January 1, 2007	$114	$206	$488	$171	$979

Change:
Additions	—	—	—	—	—
Disposals	—	—	—	—	—
Foreign exchange	—	1	1	—	2
Other	—	—	—	—	—
Impairment	—	—	—	—	—

Balance—as of December 31, 2007	114	207	489	171	981
Change:
Additions	—	—	—	—	—
Disposals	—	—	—	—	—
Foreign exchange	—	—	(2)	—	(2)
Other	—	—	—	—	—
Impairment	(114)	(207)	(487)	—	(808)

Balance—as of December 31, 2008	—	—	—	171	171
Change:
Additions	—	—	—	—	—
Disposals	—	—	—	—	—
Foreign exchange	—	—	—	—	—
Other	—	—	—	—	—
Impairment	—	—	—	(49)	(49)

Balance—as of September 30, 2009	$—	$—	$—	$122	$122

The application, data and voice reporting units of the Businesses are distinct units within the Enterprise Solutions business and comprise both the product and services aspects of those units.

Goodwill Impairment Testing Policy

The Businesses test goodwill for possible impairment on an annual basis as of October 1 of each year and at any other time if an event occurs or circumstances change that would more likely than not reduce the fair value of a reporting unit below its carrying amount. Circumstances that could trigger an impairment test between annual tests include, but are not limited to:

•	a significant adverse change in the business climate or legal factors;

•	an adverse action or assessment by a regulator;

•	unanticipated competition;

•	loss of key personnel;

•	the likelihood that a reporting unit or a significant portion of a reporting unit will be sold or disposed of;

•	a change in reportable segments;

•	results of testing for recoverability of a significant asset group within a reporting unit; and

•	recognition of a goodwill impairment loss in the financial statements of a subsidiary that is a component of a reporting unit.

The impairment test for goodwill is a two-step process. Step one consists of a comparison of the fair value of a reporting unit with its carrying amount, including the goodwill allocated to the reporting unit. The Businesses determine the fair value of its reporting units using an income approach; specifically, based on a Discounted Cash Flow (“DCF”) Model. A market approach may also be used to evaluate the reasonableness of the fair value determined under the DCF Model, but results of the market approach are not given any specific weighting in the final determination of fair value. Both approaches involve significant management judgment and as a result, estimates of value determined under the approaches are subject to change in relation to evolving market conditions and the Enterprise and Government Solutions’ business environment.

If the carrying amount of a reporting unit exceeds its fair value, step two of the goodwill impairment test requires the fair value of the reporting unit be allocated to the underlying assets and liabilities of that reporting unit, whether or not previously recognized, resulting in the determination of an implied fair value of goodwill. If the carrying amount of the reporting unit goodwill exceeds the implied fair value of that goodwill, an impairment loss equal to the excess is recorded in net earnings (loss).

The fair value of each reporting unit is determined using discounted cash flows or other evidence of fair value as applicable. When circumstances warrant, a multiple of earnings before interest, taxes, depreciation and amortization (“EBITDA”) of each reporting unit is calculated and compared to market participants to corroborate the results of the calculated fair value (“EBITDA Multiple Model”). The following are the significant assumptions involved in the application of each valuation approach:

•

DCF Model: assumptions regarding revenue growth rates, gross margin percentages, projected working capital needs, SG&A expense, R&D expense, capital expenditures, discount rates, terminal growth rates, and estimated selling price of assets expected to be disposed of by sale. To determine fair value, the Businesses discount the expected cash flows of each reporting unit. The discount rate used represents the estimated weighted average cost of capital, which reflects the overall level of inherent risk involved in its reporting unit operations and the rate of return an outside investor would expect to earn. To estimate cash flows beyond the final year of its model, the Businesses use a terminal value approach. Under this approach, the Businesses use the estimated cash flows in the final year of its models and applies a perpetuity growth assumption and discount by a perpetuity discount factor to determine the terminal value. The Businesses incorporate the present value of the resulting terminal value into its estimate of fair value. When strategic plans call for the sale of all or an important part of a reporting unit, the Businesses estimate proceeds from the expected sale using external information, such as third party bids, adjusted to reflect current circumstances, including market conditions.

•	EBITDA Multiple Model: assumptions regarding estimates of EBITDA growth and the selection of comparable companies to determine an appropriate multiple.

2009 Goodwill Assessment

During the first quarter of 2009, in accordance with the provisions of FASB ASC 350 “Intangibles—Goodwill and Other” (“ASC 350”), the Businesses concluded that events had occurred and circumstances had changed that required it to perform an interim period goodwill impairment test for the reporting unit in NGS. Given the nature of the business operations and the decline in the economic outlook, management decided to place significant weighting on the results of the DCF model in establishing the fair value of this reporting unit. The decision was based on a lack of direct comparable companies. The results from step one of the two-step goodwill impairment test indicated that the estimated fair value of NGS was less than the carrying value of its net assets and as such the Businesses performed step two of the impairment test for this reporting unit.

In step two of the impairment test, the Businesses were required to measure the potential impairment loss by allocating the estimated fair value of the reporting unit, as determined in step one, to the reporting unit’s recognized and unrecognized assets and liabilities, with the residual amount representing the implied fair value of goodwill and, to the extent the implied fair value of goodwill was less than the carrying value, an impairment loss was recognized. As such, the step two test required the Businesses to perform a theoretical purchase price allocation for NGS to determine the implied fair value of goodwill as of the evaluation date. In accordance with the guidance in ASC 350, the Businesses completed a preliminary assessment of the expected impact of the step two tests using reasonable estimates for the theoretical purchase price allocation and recorded a preliminary goodwill impairment charge of approximately $49. The Businesses finalized the goodwill assessment during the second quarter of 2009 and as a result recorded no additional goodwill impairment charge.

During the second quarter of 2009, the Businesses tested the long-lived asset groups for recoverability in accordance with ASC 360 “Accounting for the Impairment or Disposal of Long-Lived Assets” (“ASC 360”). Testing a significant asset group within the NGS reporting unit for recoverability constituted a triggering event under ASC 350 requiring an impairment test for goodwill. The Businesses concluded that the existence and evaluation of this triggering event did not result in the recognition of additional goodwill impairment in the period because assumptions in respect of the NGS reporting unit have not changed materially since March 31, 2009.

During the third quarter of 2009, no triggering events occurred that would require the Businesses to test the remaining goodwill for impairment.

2008 and 2007 Goodwill Assessment

In 2008, in accordance with the provisions of ASC 350, the Businesses concluded that estimated revenues would decline as a result of the economic downturn and the unfavorable impact of foreign exchange fluctuations thereby requiring the Businesses to perform an interim period goodwill impairment test for its application, data and voice reporting units of Enterprise Solutions.

As part of its goodwill impairment test, the Businesses updated its forecasted cash flows for each of its reporting units. This update considered economic conditions and trends, estimated future operating results, the Businesses’ view of growth rates and anticipated future economic conditions. Revenue growth rates inherent in this forecast are based on input from internal and external market intelligence research sources that compare factors such as growth in global economies, regional trends in the telecommunications industry and product evolution from a technological segment basis. Macro economic factors such as changes in economies, product evolutions, industry consolidations and other changes beyond the Businesses’ control could have a positive or negative impact on achieving its targets.

The results from step one of the two-step goodwill impairment test of each reporting unit indicated that the estimated fair values of the application, data and voice reporting units were less than the respective carrying values of their net assets and as such the Businesses performed step two of the impairment test for these reporting units.

In step two of the impairment test, the Businesses estimated the implied fair value of the goodwill of each of these reporting units and compared it to the carrying value of the goodwill for each of the application, data and voice reporting units. Specifically, the Businesses allocated the fair value of the application, data and voice reporting units as determined in the first step to their respective recognized and unrecognized net assets, including allocations to identified intangible assets. The allocations of fair values of the application, data and voice reporting units also require the Businesses to make significant estimates and assumptions, including those in determining the fair values of the identified intangible assets. Such intangible assets had fair values substantially in excess of current book values. The resulting implied goodwill for each of these reporting units was nil; accordingly the Businesses reduced the goodwill recorded prior to the assessment by $808 to write down the goodwill related to application, data and voice reporting units to the implied goodwill amount.

The NGS reporting unit was tested for impairment on October 1, 2008 and no impairment was recognized.

No impairment losses related to the Businesses’ goodwill were recorded during the year ended December 31, 2007.

Related Analyses

In 2008 and 2009, prior to the goodwill analysis discussed above, the Businesses performed a recoverability test of its long-lived assets in accordance with ASC 360-10-35. The Businesses included cash flow projections from operations along with cash flows associated with the eventual disposition of specific asset groupings and compared those aggregate cash flows with the respective carrying values. No impairment charges were recorded as a result of this testing.

8. Pre-Petition Date cost reduction plans

As a result of the Creditor Protection Proceedings, Nortel ceased taking any further actions under the previously announced workforce and cost reduction plans as of January 14, 2009. Any revisions to actions taken up to that date under previously announced workforce and cost reduction plans will continue to be accounted for under such plans, and will be classified in cost of revenues, SG&A, and R&D as applicable. Any remaining actions under these plans will be accounted for under the workforce reduction plan announced on February 25, 2009 (see Note 9). Nortel’s contractual obligations are subject to re-evaluation in connection with the Creditor Protection Proceedings and, as a result, expected cash outlays disclosed below relating to contract settlement and lease costs are subject to change. As well, Nortel is not following its pre-Petition Date practices with respect to the payment of severance in jurisdictions under the Creditor Protection Proceedings.

On November 10, 2008, Nortel announced a restructuring plan that included net workforce reductions related to the Businesses and shifting additional positions from higher-cost to lower-cost locations (collectively “November 2008 Restructuring Plan”). As of December 31, 2008 approximately $8 of the total charges incurred related to the net reduction of 93 positions under the November 2008 Restructuring Plan. There were no significant workforce reductions under this plan after December 31, 2008 and prior to its discontinuance on January 14, 2009.

During the first quarter of 2008, Nortel announced a restructuring plan that included net workforce reductions related to the Businesses and shifting additional positions from higher-cost to lower-cost locations. In addition to the workforce reductions, Nortel announced steps to achieve additional cost savings by efficiently managing its various business locations and further consolidating real estate requirements (collectively, “2008 Restructuring Plan”). As of December 31, 2008, approximately $43 of the total charges incurred related to the net reduction of approximately 621 positions and real estate reduction initiatives under the 2008 Restructuring Plan. There were no significant workforce reductions under this plan after December 31, 2008 and prior to its discontinuance on January 14, 2009. The real estate provision of $3 and $2 at September 30, 2009 and December 31, 2008, respectively, relates to discounted cash outlays, net of estimated future sublease revenues, for leases with payment terms through to 2013 related to the Businesses.

During the first quarter of 2007, Nortel announced a restructuring plan that included workforce reductions related to thee Businesses. In addition to the workforce reductions, Nortel announced steps to achieve additional cost savings by efficiently managing its various business locations and consolidating real estate requirements (collectively, “2007 Restructuring Plan”). As of December 31, 2008 approximately $11 of the total charges incurred related the net reduction of approximately 140 positions and real estate reduction initiatives under the 2007 Restructuring Plan. There were no significant workforce reductions under this plan after December 31, 2008 and prior to its discontinuance on January 14, 2009. The real estate provision of $1 and $1 at September 30, 2009 and December 31, 2009, respectively, relates to discounted cash outlays net of estimated future sublease revenues for leases with payment terms through to 2016.

During 2006, 2004 and 2001, the Businesses implemented work plans impacting the Businesses to streamline operations through workforce reductions and real estate optimization strategies (“2006 Restructuring Plan”, “2004 Restructuring Plan” and “2001 Restructuring Plan”). All of the charges with respect to these workforce reductions have been incurred.

During the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007 changes to the Businesses’ provision balances were as follows:

	Workforce reduction	Contract settlement and lease costs	Total
November 2008 Restructuring Plan
Provision balance as of December 31, 2007	$—	$—	$—
Current period charges	8	—	8
Cash payment funded by Nortel	(2)	—	(2)

Provision balance as of December 31, 2008	$6	$—	$6

Current period charges	—	1	1
Revisions to prior accruals	(1)	—	(1)
Cash payment funded by Nortel	1	—	1

Provision balance as of September 30, 2009	$6	$1	$7

2008 Restructuring Plan
Provision balance as of December 31, 2007	$—	$—	$—
Current period charges	39	4	43
Revisions to prior accruals	(1)	—	(1)
Cash payment funded by Nortel	(23)	(2)	(25)

Provision balance as of December 31, 2008	$15	$2	$17

Current period charges	—	—	—
Revisions to prior accruals	(3)	—	(3)
Cash payment funded by Nortel	(3)	1	(2)

Provision balance as of September 30, 2009	$9	$3	$12

2007 Restructuring Plan
Provision balance as of January 1, 2007	$—	$—	$—
Current period charges	9	—	9
Cash payment funded by Nortel	(6)	—	(6)

Provision balance as of December 31, 2007	$3	$—	$3

Current period charges	1	1	2
Cash payment funded by Nortel	(3)	—	(3)

Provision balance as of December 31, 2008	$1	$1	$2

Current period charges	—	—	—
Cash payment funded by Nortel	—	—	—

Provision balance as of September 30, 2009	$1	$1	$2

2006 Restructuring Plan
Provision balance as of January 1, 2007	$—	$—	$—
Current period charges	2	—	2
Cash payment funded by Nortel	(2)	—	(2)

Provision balance as of December 31, 2007	$—	$—	$—
Current period charges	—	—	—
Cash payment funded by Nortel	—	—	—

Provision balance as of December 31, 2008	$—	$—	$—
Current period charges	—	—	—
Cash payment funded by Nortel	—	—	—

Provision balance as of September 30, 2009	$—	$—	$—

Total provision balance as of September 30, 2009(a)	$16	$5	$21

(a)	As of September 30, 2009 and December 31, 2008, the short-term provision balances were $2 and $23, respectively, and the long-term provision balances were $3 and $2, respectively, and $16 was included in liabilities subject to compromise at September 30, 2009. The long-term provision balances are included in Other liabilities on the combined Balance Sheet.

During the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, total charges specifically related to Enterprise and Government Solutions were ($5), $53 and $11, respectively.

During the nine months ended September 30, 2009 recovery by profit and loss category specifically related to Enterprise and Government Solutions was as follows:

Cost of revenues	$(1)
SG&A	(1)
R&D	(3)

Total recovery	$(5)

In addition, during the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, total charges (recovery) related to contract settlement and lease costs allocated to the Businesses based on headcount of Enterprise and Government Solutions’ employees were ($2) , $32 and $21, respectively. Furthermore, these combined financial statements include an allocation of charges pertaining to restructuring activities related to shared employees that provide benefits to multiple Nortel businesses of ($2) , $29 and $28 for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, respectively.

A significant portion of the Businesses’ provisions for workforce reductions and contract settlement and lease costs is associated with shared services. These costs have been allocated to the Businesses based generally on headcount and revenue.

9. Post-Petition Date cost reduction activities

In connection with the Creditor Protection Proceedings, Nortel has commenced certain workforce and other cost reduction activities and will undertake further workforce and cost reduction activities during this process, including related to the Businesses. The actions related to these activities are expected to occur as they are identified. The following current estimated charges are based upon accruals made in accordance with U.S. GAAP. The current estimated total charges and cash outlays are subject to change as a result of Nortel’s ongoing review of applicable law. In addition, the current estimated total charges to earnings and cash outlays do not reflect all potential claims or contingency amounts that may be allowed under the Creditor Protection Proceedings and thus are also subject to change.

Workforce Reduction Activities

On February 25, 2009, Nortel announced a workforce reduction plan to reduce its global workforce by approximately 5,000 net positions which, upon completion, is currently expected to result in total charges to earnings of approximately $270 and total cash outlays of approximately $160.

For the nine months ended September 30, 2009, the Businesses recorded allocated charges of $78 associated with the workforce reduction that included approximately 2,450 employees of the Businesses, all of whom were notified of termination or voluntarily terminated during the period. The workforce reduction was primarily in the U.S. and Canada.

During the nine months ended September 30, 2009, changes to the provision balance were as follows:

Workforce reduction
Provision balance as of December 31, 2008	$—
Current period charges	78
Revisions to prior accruals	—
Cash drawdowns	(14)
Non-cash drawdowns	—
Foreign exchange and other adjustments	—

Provision balance as of September 30, 2009	$64

(a)	As of September 30, 2009 and December 31, 2008, the short-term provision balances were $9 and nil, respectively, and the long-term provision balances were nil and nil, respectively, and $55 was included in liabilities subject to compromise at September 30, 2009.

During the nine months ended September 30, 2009, workforce reduction charges specifically related to Enterprise and Government Solutions were reclassified as follows:

Cost of revenues	$26
SG&A	38
R&D	14

Total charges	$78

In addition, during the nine months ended September 30, 2009, total workforce reduction charges related to contract settlement and lease costs allocated to the Businesses based on headcount of Enterprise and Government Solutions’ employees were nil. Furthermore, these combined financial statements include an allocation of charges pertaining to restructuring activities related to shared employees that provide benefits to multiple Nortel businesses of $19 for the nine months ended September 30, 2009.

These costs have been allocated based generally on headcount and revenue.

Other Cost Reduction Activities

During the nine months ended September 30, 2009, included in these combined financial statements are plant and equipment write downs of nil.

During the nine months ended September 30, 2009, in these combined financial statements are pension curtailment and other pension related expenses of $7. Refer to Note 12, Employee benefit plans for further discussion.

10. Income taxes

During the nine months ended September 30, 2009, the Businesses recorded a tax recovery of $1 on loss from operations before income taxes of $754. The tax recovery of $1 was comprised of $1 of income taxes in profitable jurisdictions and $3 of income tax expense resulting from increases in uncertain tax positions and $5 of deferred tax recovery related to NGS.

During the years ended December 31, 2008 and 2007, the Businesses recorded a tax expense of $6 and $19 on loss from operations before income taxes of $1,420 and $568.

Under the method of accounting for income taxes described in Note 3, the Businesses assessed its deferred tax assets and the need for a valuation allowance on a separate return basis, and excluded from that assessment the utilization of all or a portion of those losses incurred by Nortel under the separate return method. This assessment requires considerable judgment on the part of management with respect to the benefits that could be realized from future taxable income, as well as other positive and negative factors. For purposes of the valuation allowance assessment, the Enterprise and Government Solutions businesses have incurred losses. During the third and fourth quarters of 2008 the expanding global economic downturn dramatically worsened, and in January 2009, the Debtors commenced the Creditor Protection Proceedings. In assessing the need for valuation allowances against their deferred tax assets for the year ended December 31, 2008, the Businesses considered the negative effect of these events on their revised modeled forecasts and the resulting increased uncertainty inherent in these forecasts. The Businesses determined that there was significant negative evidence against and insufficient positive evidence to support a conclusion that the Businesses’ net deferred tax assets were more likely than not to be realized in future tax years in all tax jurisdictions. Therefore, a full valuation allowance was necessary against the Enterprise Solutions’ net deferred tax asset in 2007 and the Businesses’ net deferred tax assets in 2008. These factors continue to support the Businesses conclusion that as of September 30, 2009 a full valuation allowance continues to be necessary against the Businesses’ deferred tax assets in all jurisdictions.

In accordance with ASC 740, the Businesses recognized the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. All of the Businesses’ uncertain tax positions remain with Nortel. The Businesses recorded a tax expense of $3 for the nine months ended September 30, 2009, and $3 for the year ended December 31, 2008, and $8 for the year ended December 31, 2007 associated with the movement in uncertain tax positions.

During 2007 and 2008, Nortel requested new bilateral APAs for tax years 2007 through at least 2010 (“2007-2010 APA”), for Canada, the U.S. and France, with a request for rollback to 2006 in the U.S. and Canada, following methods generally similar to those under negotiation for 2001 through 2005. During the nine months ended September 30, 2009 the Canadian tax authority requested that Nortel rescind its 2007-2010 application as a result of the uncertain commercial environment.

Although Nortel continues to apply the transfer pricing methodology that was requested in the 2007-2010 APA, the ultimate outcome is uncertain and the ultimate reallocation of losses cannot be determined at this time. There could be a further material shift in historical earnings between the above mentioned parties, particularly the U.S. and Canada. If these matters are resolved unfavorably, they could have a material effect on the Businesses’ consolidated financial position, results of operations and/or cashflows.

The following is a reconciliation of income taxes, calculated at the Canadian combined federal and provincial income tax rate, to the income tax recovery (expense) included in the combined statements of operations for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007:

	Nine months ended September 30, 2009	Years ended December 31,
		2008	2007
Income taxes recovery at Canadian rates (2009—31.8%, 2008—31.4%, 2007—34%)	$238	$446	$193
Difference between statutory and other tax rates	8	58	(16)
Valuation allowances on tax benefits	(226)	(189)	(185)
Non-deductible impairment of goodwill	(13)	(314)	—
Adjustments to provisions and reserves	(3)	(3)	(8)
Impact of non-deductible items and other differences	(3)	(4)	(3)

Income tax recovery (expense)	$1	$(6)	$(19)

Income tax expense:
Current	$(4)	$(8)	$(21)
Deferred	5	2	2

Income tax recovery (expense)	$1	$(6)	$(19)

The following table shows the significant components included in deferred income taxes as of September 30, 2009 and December 31, 2008:

	September 30, 2009	December 31, 2008
Assets:
Deferred revenue	$63	$87
Provisions and reserves	14	22
Plant and equipment	60	54
Other	17	14
Valuation allowance	(137)	(166)

	$17	$11

Liabilities:
Intangible assets	(17)	(16)

Net deferred income tax assets/(liabilities)	$—	$(5)

Information regarding net tax loss carryforwards and non-refundable investment tax credits has not been provided in the table above by the Businesses as such information is not considered to be meaningful. As previously indicated, the amounts above have been calculated on the separate return basis of accounting.

The Businesses have not provided for foreign withholding taxes or deferred income tax liabilities for temporary differences related to the undistributed earnings of foreign operations since the Businesses do not currently expect to repatriate earnings that would create any material tax consequences. It is not practical to reasonably estimate the amount of additional deferred income tax liabilities or foreign withholding taxes that may be payable should these earnings be distributed in the future.

During the third quarter of 2009, the U.S. Debtors filed an objection to a claim filed by the Internal Revenue Service (“IRS”) on August 20, 2009. The IRS claim asserts an unsecured priority claim against NNI for the tax years 1998-2007, for income taxes due in the amount of approximately $1,805, and interest to the Petition Date in the amount of approximately $1,163 for an aggregate amount of approximately $2,968 (IRS Claim), and an unsecured non-priority claim for penalties (including interest thereon) to August 20, 2009 in the amount of approximately $49 for a total claim of approximately $3,017. The IRS Claim also includes an unassessed, unliquidated and contingent U.S. federal FICA withholding tax claim. On October 13, 2009, the U.S. Debtors obtained an order approving a stipulation between NNI and the IRS pursuant to which the IRS waived its claims against certain assets of the Enterprise Solutions business in exchange for NNI’s acknowledgement of a claim in favor of the IRS for not less than $9.8 and a lien against certain proceeds of the ES sale for such amount. The stipulation reserved all rights of both NNI and the IRS in respect of all other aspects of the IRS Claim.

11. Acquisitions, divestitures and closures

The following table sets out certain information for the acquisitions completed by Nortel that are relevant to the Businesses in 2008. No acquisitions related to the Businesses occurred during the nine months ended September 30, 2009 or the year ended December 31, 2007. All of these acquisitions were accounted for using the purchase method. The combined financial statements include the operating results of each of these Businesses as of their respective dates of acquisition.

Acquisition	Closing Date	Purchase Price	Goodwill	Acquired Technology	Other Intangibles	Net Tangible Assets (Liabilities)
Pingtel(a)	8-Aug-08	$6	$—	$6	$—	$—
Diamondware Ltd.(b)	19-Aug-08	$5	$—	$3	$3	$—

(a)	On August 8, 2008, the Businesses purchased substantially all of the assets and certain liabilities of Pingtel Corp. (“Pingtel”) from Bluesocket Inc. (“Bluesocket”) for $4 in cash, and up to $4 based on the achievement of future business milestones plus the return of Nortel’s existing equity interest in Bluesocket which had been acquired for $2. Pingtel, a software-based unified communication solutions designer, was a wholly owned subsidiary of Bluesocket.
(b)	On August 19, 2008 the Businesses acquired 100% of the issued and outstanding stock of Diamondware, Ltd. (“Diamondware”) for $5 in cash and up to $3 based on achievement of future business milestones. Diamondware was a privately-held company, specializing in high-definition, proximity-based 3D positional voice technology.

12. Employee benefit plans

Substantially all employees of the Businesses participate in retirement programs, consisting of defined benefit, defined contribution and investment plans which, other than the Nortel Networks Retirement Income Plan (the “Retirement Income Plan”), are administered and sponsored by Nortel. Nortel has multiple capital accumulation and retirement programs including: defined contribution and investment programs available to substantially all of its North American employees; the flexible benefits plan, which includes a group personal pension plan, available to substantially all of its employees in the U.K.; and traditional defined benefit programs that are closed to new entrants. Although these programs represent Nortel’s major retirement programs and may be available to employees in combination and/or as options within a program, Nortel also has smaller pension plan arrangements in other countries.

Nortel also provides other benefits, including post-retirement benefits and post-employment benefits. Employees previously enrolled in the capital accumulation and retirement programs offering post-retirement benefits are eligible for company sponsored post-retirement health care and/or death benefits, depending on age and/or years of service. Substantially all other employees have access to post-retirement benefits by purchasing a Nortel-sponsored retiree health care plan at their own cost.

As a result of workforce reductions in connection with the Creditor Protection Proceedings, Nortel remeasured the post-retirement benefit obligations for the U.S. and Canada and recorded the impacts of these remeasurements in the second quarter of 2009 in accordance with ASC 715-60 “Defined Benefit Plans—Other Post Retirement” (“ASC 715-60”). Curtailment gains of $5 were recorded to the Businesses.

As a result of workforce reductions in connection with the Creditor Protection Proceedings and the sale agreements for the planned sale of substantially all of the assets of the ES business globally as well as the shares of NGS and DiamondWare, Ltd., Nortel remeasured the post-retirement benefit obligations for the U.S. and Canada and recorded the impacts of these remeasurements in the third quarter of 2009 in accordance with ASC 715-60. Curtailment gains of $1 were recorded to the Businesses.

As a result of workforce reductions in connection with the Creditor Protection Proceedings and the sale agreements for the planned sale of substantially all of the assets of the ES business globally as well as the shares of NGS and DiamondWare, Ltd., Nortel remeasured the pension benefit obligations for certain of its Canadian pension plans in the third quarter and recorded the impacts of these remeasurements in accordance with FASB ASC 715-30 “Defined Benefit Plans—Pension” (“ASC 715-30”). A curtailment loss of $34 and a settlement loss of $11 were recorded to the Businesses.

Currently, as a result of the UK Administration Proceedings, all further service cost accruals to its UK defined benefit pension plan have ceased. Also, the Ireland defined benefit pension plan is in the process of being wound up and all future service cost accruals have ceased.

As discussed in Note 3, these combined financial statements reflect the plans on a multiemployer basis in accordance with ASC 715-60. As such, Nortel allocated costs associated with the pension plans to the Businesses based upon actual service cost and allocated costs associated with other components of pension expense, such as interest costs, amortization of actuarial gains/losses, etc., based on projected benefit obligations relative to the total projected benefit obligation of the plans. Management of the Businesses believes this methodology is a reasonable basis of allocation. Additionally, Nortel allocated service costs associated with the post-retirement plans based upon actual service cost and allocated costs associated with other components of post-retirement expense based on the Businesses’ accumulated projected benefit obligation relative to the total accumulated projected benefit obligation of the plans. Management of the Businesses believes this methodology is a reasonable basis of allocation.

For the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, the defined benefit pension expense and post-retirement expense allocated to the Businesses from Nortel for specifically identified Enterprise and Government Solutions employees participating in Nortel pension and post-retirement plans was approximately $37, $19 and $37, respectively.

In addition, these combined financial statements reflect a portion of defined benefit pension expense and post-retirement expense related to employees that were not specifically identified to the Businesses but rather provided services to multiple Nortel businesses, including Enterprise and Government Solutions. Total defined benefit pension expense and post-retirement expense recognized associated with these employees was $4, $7 and $17 for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, respectively. These costs were determined using a consistent methodology as described above and were allocated to the Businesses based on global revenue of the Businesses compared to total Nortel global revenue and management of the Businesses believes that such allocation is reasonable.

On July 17, 2009, the PBGC provided a notice to NNI that the PBGC had determined under the Employee Retirement Income Securities Act of 1974 (“ERISA”) that: (i) the Retirement Income Plan, a defined benefit pension plan sponsored by NNI, will be unable to pay benefits when due; (ii) under Section 4042(c) of ERISA, the Retirement Income Plan must be terminated in order to protect the interests of participants and to avoid any unreasonable increase in the liability of the PBGC insurance fund; and (iii) July 17, 2009 was to be established as the date of termination of the Retirement Income Plan. On the same date, the PBGC filed a complaint in the Middle District of Tennessee against NNI and the Retirement Plan Committee of the Nortel Networks Retirement Income Plan seeking to proceed with termination of the Retirement Income Plan though this was not served against Nortel. NNI worked to voluntarily assign trusteeship of the Retirement Income Plan to the PBGC and avoid further court involvement in the termination process.

On September 8, 2009, pursuant to an agreement between the PBGC and the Retirement Plan Committee, the Retirement Income Plan was terminated with a termination date of July 17, 2009, and the PBGC was appointed trustee of the plan. The PBGC withdrew the complaint it had filed in the Middle District of Tennessee. As a result of the PBCG termination, the Businesses recorded the impacts of the settlement in accordance with FASB ASC 715-30 “Defined Benefit Plans—Pension.” A settlement gain of $12 was recorded to earnings of the Businesses in the third quarter of 2009 in reorganization items. Nortel allocated the settlement gain based on the Businesses’ projected benefit obligation relative to the total projected benefit obligation of the plans.

The PBGC has filed a proof of claim against NNI and each of the Debtors in the Chapter 11 proceedings for the unfunded benefit liabilities of the Pension Plan in the amount of $593. The PBGC has also filed unliquidated claims for contributions necessary to satisfy the minimum funding standards, a claim for insurance premiums, interest and penalties, and a claim for shortfall and amortization charges. Under ERISA, the PBGC may have the ability to impose certain claims and liens on NNI and certain NNI subsidiaries and affiliates (including liens on assets of certain Nortel entities not subject to the Creditor Protection Proceedings). Nortel has recorded a liability of $334 representing Nortel’s current best estimate of the probable claim amount in accordance with ASC 852 in relation to these claims. To the extent that information available in the future indicates a difference from the recognized amounts, the provision will be adjusted. The Businesses recorded expense of $40 representing its portion of the current best estimate of the probable claim amount in accordance with ASC 852 in relation to these claims. Nortel allocated the expense based on the Businesses’ projected benefit obligation relative to the total projected benefit obligation of the plans.

Defined Contribution Plans

Certain employees of the Businesses participate in Nortel’s defined contribution plans. Based on the specific program in which the employee is enrolled, Nortel matches a percentage of the employee’s contributions up to a certain limit. In certain other defined contribution plans, Nortel contributes a fixed percentage of employees’ eligible earnings to a defined contribution plan arrangement. The aggregate cost of these investment plans was $27, $48 and $40 for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, respectively.

13. Warranties

Product warranties

The following summarizes the accrual for product warranties that was recorded as part of other accrued liabilities in the combined balance sheets as of September 30, 2009 and December 31, 2008:

	Nine months ended September 30, 2009	Year ended December 31, 2008
Balance at the beginning of the period	$49	$59
Payments	(42)	(68)
Warranties issued	41	75
Revisions	(5)	(17)

Balance at the end of the period	$43	$49

14. Share-based compensation plans

Prior to the termination of the equity-based compensation plans as described below, certain employees of the Businesses participated in Nortel’s various share-based compensation plans. For purposes of these combined financial statements, all share-based compensation plans and related costs, whether equity or cash settled, are reflected in net parent investment on the basis that prior to the termination of the equity-based compensation plans, these costs were required to be settled by Nortel.

On February 27, 2009, Nortel obtained Canadian Court approval to terminate its equity-based compensation plans (2005 SIP, 1986 Plan and 2000 Plan) and certain equity-based compensation plans assumed in prior acquisitions, including all outstanding equity under these plans (stock options, SARs, RSUs and PSUs), whether vested or unvested. Nortel sought this approval given the decreased value of NNC common shares and the administrative and associated costs of maintaining the plans to itself as well as the plan participants. As a result of the cancellation of the plans, $36 of the remaining unrecognized compensation cost for unvested awards has been recognized as compensation cost in the nine months ended September 30, 2009, in addition to expense of $4 attributable to share-based compensation cost incurred in the normal course.

Prior to 2006, Nortel granted options to employees to purchase common shares under two existing stock option plans, the 2000 Plan and the 1986 Plan. Under these two plans, options to purchase common shares could be granted to employees and, under the 2000 Plan, options could also be granted to directors of Nortel. The options under both plans entitled the holders to purchase one common share at a subscription price of not less than 100% (as defined under the applicable plan) of the market value on the effective date of the grant. Subscription prices are stated and payable in U.S. Dollars for U.S. options and in Canadian Dollars for Canadian options. Options granted prior to 2003 generally vested 33-1/3% each year over a three-year period on the anniversary date of the grant. Commencing in 2003, options granted generally vested 25% each year over a four-year period on the anniversary of the date of grant. The term of an option could not exceed ten years.

In 2005, Nortel’s shareholders approved the 2005 SIP, a share-based compensation plan, which permitted grants of stock options, including incentive stock options, SARs, RSUs and PSUs to employees of Nortel and its subsidiaries, including Enterprise and Government Solutions. Nortel generally met its obligations under the 2005 SIP by issuing its common shares. On November 6, 2006, the 2005 SIP was amended and restated effective as of December 1, 2006, to adjust the number of common shares available for grant thereunder to reflect the 1 for 10 consolidation of issued and outstanding common shares. The subscription price for each share subject to an option could not be less than 100% of the market value (as defined under the 2005 SIP) of common shares on the date of the grant. Subscription prices have been stated and payable in U.S. Dollars for U.S. options and in Canadian Dollars for Canadian options. Options granted under the 2005 SIP generally vested 25% each year over a four-year period on the anniversary of the date of grant. Options granted under the 2005 SIP may not have become exercisable within the first year (except in the event of death), and in no case could the term of an option exceed ten years. All stock options granted have been classified as equity instruments based on the settlement provisions of the share-based compensation plans.

At the annual meeting of Nortel’s shareholders held on May 7, 2008 (“Meeting”), the following amendments to the 2005 SIP were approved by Nortel’s shareholders in accordance with the rules of the Toronto Stock Exchange (“TSX”) and New York Stock Exchange (“NYSE”) and the terms of the 2005 SIP: (i) an increase in the number of Nortel common shares issuable under the 2005 SIP; (ii) the addition of certain additional types of amendments to the 2005 SIP or awards under it requiring shareholder approval; and (iii) amendments to reflect current market practices with respect to blackout periods.

The tables set out below include grants made in prior periods to individual employees of the Businesses who are employed by legal entities that, commencing January 14, 2009, are accounted for by the equity method in Nortel’s consolidated financial statements. These entities are combined in these Enterprise and Government Solutions combined financial statements.

Stock Options

During the nine months ended September 30, 2009, there were no common shares issued pursuant to the exercise of stock options granted to employees of Enterprise and Government Solutions. During the nine months ended September 30, 2009, no stock options were granted to employees of Enterprise and Government Solutions under the 2005 SIP.

The following is a summary of the total number of outstanding options for Enterprise and Government Solutions employees under the 2005 SIP, the 2000 Plan, the 1986 Plan and assumed stock options plans and the maximum number of stock options available for grant under the 2005 SIP as of the following dates:

	Outstanding Options (Thousands)	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Life (In Years)	Aggregate Intrinsic Value (Thousands)
Balance at December 31, 2006	8,457	$77.48	6.2	$11,951
Options transferred out	(781)	$83.42
Options transferred in	26	$71.46
Granted options under all stock option plans	1,277	$25.39
Options exercised	(41)	$22.21		—
Options forfeited	(163)	$29.46
Options expired	(307)	$159.50

Balance at December 31, 2007	8,468	$69.55	5.9	$5,900
Options transferred out	(840)	$72.41
Options transferred in	86	$80.49
Granted options under all stock option plans	995	$7.97
Options exercised	—	$—		—
Options forfeited	(86)	$22.95
Options expired	(282)	$118.83
Options cancelled	(2)	$6.99

Balance at December 31, 2008	8,339	$58.39	5.6	$—
Options transferred out	(340)	$59.70
Options transferred in	525	$58.13
Granted options under all stock option plans	—	$—
Options exercised	—	$—
Options forfeited	(70)	$16.47
Options expired	(54)	$174.18
Options cancelled	(8,400)	$57.49

Balance at September 30, 2009	—	$—	—	$—

The following tables summarize information about stock options outstanding and exercisable for Enterprise and Government Solutions’ employees as of December 31, 2008:

	Options Outstanding
	Number Outstanding (thousands)	Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value (thousands)
Range of exercise prices
$ 0.00 – $ 20.20	1,259	8.8	$10.24	$—
$ 20.21 – $ 23.90	1,885	5.5	$22.50	$—
$ 23.91 – $ 27.80	1,981	7.4	$26.68	$—
$ 27.81 – $ 36.00	400	5.2	$29.93	$—
$ 36.01 – $ 52.00	30	3.2	$48.63	$—
$ 52.01 – $ 72.00	1,027	3.0	$65.78	$—
$ 72.01 – $ 80.00	765	4.7	$76.75	$—
$ 80.01 – $120.00	280	3.9	$88.63	$—
$120.01 – $180.00	91	0.2	$158.28	$—
$180.01 – $977.65	621	1.0	$321.84	$—

	8,339	5.6	$58.39	$—

Fully vested options and options expected to vest as of December 31, 2008	8,051	5.5	$59.90	$—

	Options Exercisable
	Number Exercisable (thousands)		Weighted- Average Remaining Contractual Life (in years)	Weighted- Average Exercise Price	Aggregate Intrinsic Value (thousands)
Range of exercise prices
$ 0.00 – $ 20.20	128		7.0	$18.89	$—
$ 20.21 – $ 23.90	1,482		5.0	$22.85	$—
$ 23.91 – $ 27.80	982		6.9	$27.21	$—
$ 27.81 – $ 36.00	353		4.9	$29.85	$—
$ 36.01 – $ 52.00	30		3.2	$48.63	$—
$ 52.01 – $ 72.00	1,027		3.0	$65.78	$—
$ 72.01 – $ 80.00	765		4.7	$76.75	$—
$ 80.01 – $120.00	280		3.9	$88.63	$—
$120.01 – $180.00	91		0.2	$158.28	$—
$180.01 – $977.65	621		1.0	$321.84	$—

	5,759	(a)	4.4	$76.46	$—

(a)	Total number of exercisable options for the years ended December 31, 2008 and 2007 were 5,759 and 5,507, respectively.

The aggregate intrinsic value of outstanding and exercisable stock options provided in the preceding table represents the total pre-tax intrinsic value of outstanding and exercisable stock options based on Nortel’s closing share price of $0.26 as of December 31, 2008, the last trading day for Nortel’s common shares in 2008, which is assumed to be the price that would have been received by the stock option holders had all stock option holders exercised and sold their options on that date. The total number of in-the-money options exercisable as of December 31, 2008 was nil.

SARs

During the year ended December 31, 2008, Nortel granted to employees of Enterprise and Government Solutions 14,146 stand-alone SARs under the 2005 SIP. As of December 31, 2008, no tandem SARs had been granted under the 2005 SIP. As of December 31, 2008, 10,483 stand-alone SARs were outstanding under the 2005 SIP. During the period ended September 30, 2009, no stand-alone SARs were granted to employees of Enterprise and Government Solutions under the 2005 SIP. As of September 30, 2009, no tandem SARs had been granted under the 2005 SIP. As of September 30, 2009, no stand-alone SARs are outstanding under the 2005 SIP.

RSUs

During the nine months ended September 30, 2009, no share based RSUs were granted to employees of Enterprise and Government Solutions under the 2005 SIP. During the nine months ended September 30, 2009, there were no Nortel common shares issued to employees of Enterprise and Government Solutions pursuant to the vesting of RSUs granted under the 2005 SIP.

The following is a summary of the total number of outstanding RSU awards granted to employees of Enterprise and Government Solutions at each of the following dates:

	RSU Awards
	Outstanding RSU Awards(c) (Thousands)	Weighted- Average Grant Date Fair Value(a)	Weighted Average Remaining Contractual Life (In Years)
Balance at December 31, 2006	216	$24.70	2.3
Awards transferred out	(37)	$26.24
Awards transferred in	—	$—
Granted RSU awards	624	$25.26
Awards settled(b)	(69)	$25.41
Awards forfeited	(26)	$25.01
Awards cancelled	—	$—

Balance at December 31, 2007	708	$25.04	2.1
Awards transferred out	(83)	$25.79
Awards transferred in	4	$25.53
Granted RSU awards	1,047	$7.94
Awards settled(b)	(229)	$25.03
Awards forfeited	(43)	$14.43
Awards cancelled	(9)	$8.05

Balance as of December 31, 2008	1,395	$12.60	1.9
Awards transferred out	(29)	$15.61
Awards transferred in	73	$13.09
Granted RSU awards	—	$—
Awards settled(b)	—	$—
Awards forfeited	(40)	$11.91
Awards cancelled	(1,399)	$12.58

Balance as of September 30, 2009	—	$—	—

(a)	RSU awards do not have an exercise price; therefore grant date weighted-average fair value has been calculated. The grant date fair value for the RSU awards is the share price on the date of grant.
(b)	The total settlement date fair value of RSUs under the 2005 SIP settled during the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007 were nil, $1 and $1, respectively.
(c)	Does not include cash-settled RSU awards granted by Nortel.

PSUs

PSU-rTSRs

During the nine months ended September 30, 2009, no share based PSU-rTSRs were granted to employees of Enterprise and Government Solutions under the 2005 SIP. During the period ended September 30, 2009, there were no PSU-rTSRs that vested under the 2005 SIP.

The following is a summary of the total number of outstanding PSU-rTSR awards granted to employees of Enterprise and Government Solutions at each of the following dates:

	PSU-rTSR Awards
	Outstanding PSU-rTSR Awards(b) (Thousands)	Weighted- Average Grant Date Fair Value(a)	Weighted Average Remaining Contractual Life (In Years)
Balance at December 31, 2006	70	$22.60	2.0
Awards transferred out	(12)	$22.68
Granted PSU-rTSR awards	87	$20.81
Awards settled	—	$—
Awards forfeited	(37)	$22.16
Awards expired	—	$—

Balance at December 31, 2007	108	$21.28	1.6
Awards transferred out	(6)	$22.15
Granted PSU-rTSR awards	131	$6.71
Awards settled	—	$—
Awards forfeited	—	$—
Awards expired	—	$—

Balance at December 31, 2008	233	$13.08	1.5
Awards transferred out	—	$—
Granted PSU-rTSR awards	—	$—
Awards settled	—	$—
Awards forfeited	—	$—
Awards expired	—	$—
Awards cancelled	(233)	$(13.08)

Balance at September 30, 2009	—	$—	—

(a)	PSU-rTSR awards do not have an exercise price therefore grant date weighted-average fair value has been calculated. The grant date fair value for the PSU-rTSR awards was determined using a Monte Carlo simulation model. The number of PSU-rTSR awards expected to vest is based on the grant date Monte Carlo simulation model until actual vesting results are known.
(b)	Does not include cash-settled PSU-rTSR awards granted by Nortel.

PSU-Management OMs

During the nine months ended September 30, 2009, no share-based PSU-Management OMs were granted to employees of Enterprise and Government Solutions under the 2005 SIP.

The following is a summary of the total number of outstanding PSU-Management OMs granted to Enterprise and Government Solutions employees at each of the following dates:

	PSU-Management OM
	Outstanding PSU- Management OM Awards (Thousands)(a)	Weighted- Average Grant Date Fair Value	Weighted- Average Contractual Life (In Years)
Balance as of December 31, 2007	—	$—	—
Granted PSU-Management OMs Awards	256	$7.90	—
Awards settled	—	$—	—
Awards forfeited	(5)	$8.05	—
Awards expired	—	$—	—

Balance as of December 31, 2008	251	$7.89	2.0
Awards transferred out	(3)	$8.05	—
Awards transferred in	9	$8.05	—
Awards forfeited	(9)	$8.05	—
Awards cancelled	(248)	$7.89	—

Balance as of September 30, 2009	—	$—	—

Employee stock purchase plans

The ESPPs were designed to have four offering periods each year, with each offering period beginning on the first day of each calendar quarter. Eligible employees were permitted to have up to 10% of their eligible compensation deducted from their pay during each offering period to contribute towards the purchase of Nortel common shares. Nortel common shares were purchased on behalf of plan participants in the open market on either the NYSE or TSX for delivery to participating employees. The purchase price per common share to participating employees was effectively equal to 85% of the prices at which common shares were purchased on the TSX for Canadian participants and on the NYSE for all other participants on the purchase date.

The following amendments to the ESPPs were approved by Nortel’s shareholders at the Meeting: (i) an increase in the number of Nortel common shares available for purchase under the ESPPs; (ii) amendments to the ESPPs to permit participation by certain employees of Nortel, its participating subsidiaries and designated affiliate companies who previously were excluded from participating; and (iii) approval of the amended U.S. plan in order to qualify for special tax treatment under Section 423 of the United States Internal Revenue Code.

The ESPPs were terminated effective December 12, 2008. There were no further purchases of Nortel common shares under the ESPPs. Any payment deductions made for the purchase period that began on October 1, 2008 (originally scheduled to end December 31, 2008) were returned to employees, and no additional employee payroll deductions were accepted effective December 12, 2008.

Total expense associated with the ESPPs was allocated to Enterprise and Government Solutions based on active headcount of the Businesses as a percentage of total Nortel headcount. Total ESPP expense recognized in these combined financial statements was nil for the nine months ended September 30, 2009 and was $1 and $1 for the years ended December 31, 2008 and 2007, respectively.

Share-based compensation

Share-based compensation recorded during the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007 was as follows:

	Nine months ended September 30, 2009	Years ended December 31,
		2008	2007
Share-based compensation:
Options	$16	$24	$24
RSUs	12	9	7
PSU—rTSRs	2	2	1
PSU—Management OMs	—	—	—

Total share-based compensation reported	$30	$35	$32

On March 29, 2005, the SEC issued SAB No. 107 (“SAB 107”), which provides the Staff’s views on a variety of matters relating to stock-based payments. SAB 107 requires stock-based compensation to be classified in the same expense line items as cash compensation.

In addition to stock-based compensation set out above which is attributable to employees of Enterprise and Government Solutions, the Businesses recognized an allocation of stock-based compensation expense related to employees that provide services to multiple Nortel businesses of $10, $4 and $11 for the nine months ended September 30, 2009 and December 31, 2008 and 2007, respectively.

The Businesses estimate the fair value of stock options and SARs using the Black-Scholes-Merton option-pricing model, consistent with the provisions of SFAS 123R and SAB 107 which are now codified as ASC 718. The key input assumptions used to estimate the fair value of stock options and SARs include the grant price of the award, the expected term of the award, the volatility of Nortel common shares, the risk-free interest rate and Nortel’s dividend yield. The Businesses believe that the Black-Scholes-Merton option-pricing model adequately captures the substantive features of the option and SAR awards and is appropriate to calculate the fair values of the options and SARs.

The following ranges of assumptions were used in computing the fair value of stock options and SARs for accounting purposes, for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007:

	Nine months ended September 30, 2009	Years ended December 31,
		2008	2007
Black-Scholes Merton assumptions
Expected dividend yield	0.00%	0.00%	0.00%
Expected volatility(a)	44.21% – 61.51%	44.21% – 74.28%	41.39% – 53.56%
Risk-free interest rate(b)	1.96% – 3.33%	1.55% – 3.33%	3.07% – 4.92%
Expected term of options in years(c)	2.64 – 4.5	2.64 – 4.5	3.39 – 4.00

Range of fair value per option granted	$2.72 – $3.78	$0.38 – $3.78	$7.89 – $11.86

Range of fair value per SAR granted	$.02 – $3.13	$.002 – $3.13	$2.41 – $10.92

(a)	The expected volatility of Nortel common shares is estimated using the daily historical share prices over a period equal to the expected term.
(b)	The Businesses used the five-year U.S. government Treasury Note rate to approximate the four-year risk free rate.
(c)	The expected term of the stock options is estimated based on historical grants with similar vesting periods.

The fair value of all RSUs and PSU-Management OMs granted after January 1, 2008 was calculated using the closing share price from the NYSE on the date of grant. For RSU awards granted before January 1, 2008, the fair value is calculated using an average of the high and low share prices from the highest trading value of either the NYSE or TSX on the date of the grant. There were no PSU-Management OMs granted before January 1, 2008. The Businesses estimate the fair value of PSU-rTSR awards using a Monte Carlo simulation model. Certain assumptions used in the model include (but are not limited to) the following:

	Nine months ended September 30, 2009	Years ended December 31,
		2008	2007
Monte Carlo Assumptions
Beta (range)	N/A	N/A	1.20 – 1.88
Risk-free interest rate (range)(a)	1.64% – 2.50%	1.64% – 2.50%	3.37% – 4.66%
Historical volatility(b)	43.96% – 46.88%	43.96% – 46.88%	5.00%

(a)	The risk-free interest rate used was the three-year U.S. government treasury bill rate.
(b)	In the prior year Beta was used as one of the Monte Carlo assumptions. In 2008, the Businesses switched to 3 year historical volatility which matches the expected term of PSUs-rTSRs.

The total income tax benefit recognized in the statements of operations for share-based compensation awards was nil for each of the periods ended September 30, 2009 and December 31, 2008 and 2007.

Cash received from exercises under all share-based payment arrangements was nil, nil and $1 for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, respectively. Tax benefits realized by the Businesses related to these exercises were nil for each of the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007.

15. Fair Value

Fair Value Measurements

The Businesses adopted the provisions of ASC 820 applicable to financial assets and liabilities measured at fair value on a recurring basis and to certain non-financial assets and liabilities that are measured at fair value on a recurring basis, effective January 1, 2008. ASC 820 defines fair value, establishes a consistent framework for measuring fair value and expands disclosure requirements about fair value measurements. ASC 820, among other things, requires the Businesses to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair value hierarchy

ASC 820 provides a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Businesses’ assumptions with respect to how market participants would price an asset or liability. These two inputs used to measure fair value fall into the following three different levels of the fair value hierarchy:

Level 1: Quoted prices for identical instruments in active markets that are observable.

Level 2: Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are non-active; inputs other than quoted prices that are observable and derived from or corroborated by observable market data.

Level 3: Valuations derived from valuation techniques in which one or more significant inputs are unobservable.

This hierarchy requires the use of observable market data when available.

Determination of fair value

The following section describes the valuation methodologies used by the Businesses to measure different instruments at fair value, including an indication of the level in the fair value hierarchy in which each instrument is classified. Where applicable, the descriptions include the key inputs and significant assumptions used in the valuation models.

Investments

In October 2008, the Businesses entered into an agreement (“Agreement”) with the investment firm that sold NGS a portion of its auction rate securities, which have a par value of $18 at September 30, 2009. By entering into the Agreement, the Businesses (1) received the right (“Put Option”) to sell these auction rate securities back to the investment firm at par, at its sole discretion, anytime during the period from June 30, 2010 through July 2, 2012, and (2) gave the investment firm the right to purchase these auction rate securities or sell them on the Businesses’ behalf at par anytime after the execution of the Agreement through July 2, 2012. The Businesses elected to measure the Put Option under the fair value option of ASC 825, “Financial Instruments,” and recorded income of approximately $3 pre-tax, and recorded a corresponding long term investment. Simultaneously, the Businesses transferred these auction rate securities from available-for-sale to trading investment securities. As a result of this transfer, the Businesses recognized an impairment loss of approximately $3 pre-tax. The recognition of the Put Option and the impairment loss resulted in no net impact to the results of operations for the nine months ended September 30, 2009 and year ended December 31, 2008. The Businesses anticipate that any future changes in the fair value of the Put Option will be offset by the changes in the fair value of the related auction rate securities with no material net impact to the results of operations. The Put Option will continue to be measured at fair value utilizing Level 3 inputs until the earlier of its maturity or exercise.

Market valuation adjustments

The fair value of financial liabilities must include the effects of Nortel’s and the counterparty’s non-performance risk, including credit risk.

The following table presents, for each of the fair value hierarchy levels, the assets and liabilities that are measured at fair value on a recurring basis as of September 30, 2009:

	Fair Value	Level 1	Level 2	Level 3
Assets
Cash equivalents (money market fund)	$11	$11	$—	$—
Treasury notes	2	—	2	—
Auction rate securities (including Put Option)	18	—		18

Total Assets	$31	$11	$2	$18

The following table presents the changes in the Level 3 fair value category for the nine months ended September 30, 2009:

	January 1, 2009	Net Realized/Unrealized Gains (Losses) included in		Purchases, Sales, Issuances and (Settlements)	Transfers in and/or (out) of Level 3	September 30, 2009
		Earnings	Other
Assets
Auction rate securities	$19	—	—	(1)	—	$18

The following table presents the changes in the Level 3 fair value category for the year ended December 31, 2008:

	January 1, 2008	Net Realized/Unrealized Gains (Losses) included in		Purchases, Sales, Issuances and (Settlements)	Transfers in and/or (out) of Level 3	December 31, 2008
		Earnings	Other
Assets
Auction rate securities	$—	—	—	19	—	$19

16. Discontinued operations

On March 31, 2009, the Businesses completed the sale of certain portions of its application delivery portfolio to Radware, Ltd., resulting in $18 of net proceeds. The assets and liabilities of the application delivery portfolio were classified as held for sale in accordance with ASC 360, “Accounting for the Impairment or Disposal of Long-Lived Assets.”

The following table summarizes the net assets and liabilities of the application delivery portfolio as of December 31, 2008:

Balance Sheets
Assets related to discontinued operations:
Accounts receivable, net	$4
Inventories, net	3
Other current assets	1

Total current assets related to discontinued operations	8
Plant and equipment, net	—

Total assets related to discontinued operations	$8

Liabilities related to discontinued operations:
Trade and other accounts payable	$3
Other accrued liabilities	6

Total liabilities related to discontinued operations	$9

The following table summarizes the results of operations of the application delivery portfolio, included in discontinued operations in the combined statement of operations for the nine months ended September 30, 2009 and for the years ended December 31, 2008 and 2007:

	Nine months ended September 30, 2009	Years ended December 31,
		2008	2007
Statements of Operations
Revenues	$7	$57	$73
Costs, expenses and other expenses, net	(6)	62	76

Gain (loss) from operations of the discontinued operations	1	(5)	(3)
Income tax benefit	—	2	1
Gain on sale of discontinued operations, net of tax	14	—	—

Net income (loss) from discontinued operations	$15	$(3)	$(2)

17. Related party transactions

In the ordinary course of business, the Businesses engage in transactions with certain related parties. These transactions are sales and purchases of goods and services under usual trade terms and are measured at their exchange amounts.

The Businesses receive services and support functions from Nortel for the following functions among others: information technology, legal services, accounting and finance services, human resources, marketing and product support, product development, customer support, treasury, facility and other corporate and infrastructural services. The costs associated with these services generally include employee related costs, including payroll and benefit costs as well as overhead costs related to the support functions. Functional costs are charged to the Businesses based on utilization measures including, but not limited to, headcount. Where determinations based on utilization are impracticable, Nortel uses other methods and criteria such as global revenue, U.S. revenue, advertising and sales promotion spending, warehousing and delivery spending, and capital spending; that are believed to be reasonable estimates of costs attributable to the Businesses. All such amounts have been deemed to have been paid by the Businesses to Nortel in the period in which the costs were recorded. Total allocated expenses, including the employee benefits and share-based compensation for shared employees as discussed in Notes 12 and 14 and rental expense for shared assets as discussed in Note 19, recorded in these combined financial statements were as follows:

	Nine months ended September 30, 2009	Years ended December 31,
		2008	2007
Cost of revenues	$65	$111	$110
Selling, general and administrative expenses	120	224	211
Research and development expenses	39	70	59
Amortization of intangible assets	1	1	2
Special charges	—	61	49
Reorganization items	108	—	—

Total allocated expenses	$333	$467	$431

In addition, as discussed in Note 1, Nortel uses a centralized approach for cash management and to finance its operations. During the periods covered by these combined financial statements, cash deposits were remitted to Nortel on a regular basis and are reflected within net parent investment in invested equity in the combined balance sheets. Similarly, the Businesses’ cash disbursements were funded through Nortel’s cash accounts.

Transactions with other related parties for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007 are summarized as follows:

	Nine months ended September 30, 2009	Years ended December 31,
		2008	2007
Revenues:
LGN(a)	$6	$27	$28
Other	$—	$3	$1

Total	$6	$30	$29

(a)	LGN is a joint venture of LG Electronics and Nortel. LGN provides telecommunications equipment and network solutions to service provider and enterprise customers in Korea and around the world.

For purposes of these combined financial statements, accounts receivable balances due from LGN have been included in net parent investment. As of September 30, 2009 and December 31, 2008, accounts receivable from other related parties were nil and $1, respectively. As of September 30, 2009 and December 31, 2008, accounts payable to related parties were nil.

The Businesses also enter into transactions with third parties jointly with other business units of Nortel. These transactions are not considered to be related party transactions and the Businesses’ share of the revenues and expenses are included in these combined financial statements.

18. Long-term debt

The following table shows the components of long-term debt of NGS as of the periods ended:

	September 30, 2009	December 31, 2008
Obligations under capital leases and sale leasebacks with a weighted-average interest rate of 7.58%	$28	$28

	28	28
Less: Long-term debt within one year	(2)	(1)

	$26	$27

As of September 30, 2009, the amounts of long-term debt payable for each of the following years ending December 31 consisted of:

2009	$—
2010	2
2011	2
2012	2
2013	3
Thereafter	19

Total long-term debt payable	$28

19. Commitments, guarantees and contingencies

Bid, performance-related and other bonds

Nortel has entered into bid, performance-related and other bonds associated with various contracts related to the Businesses. Bid bonds generally have a term of less than twelve months, depending on the length of the bid period for the applicable contract. Other bonds primarily relate to warranty, rental, real estate and customs contracts. Performance-related and other bonds generally have a term consistent with the term of the underlying contract. The various contracts to which these bonds apply generally have terms ranging from one to five years. Any potential payments which might become due under these bonds would be related to the Businesses’ non-performance under the applicable contract. Historically, the Businesses have not made material payments under these types of bonds and do not anticipate that they will be required to make such payments during the pendency of the Creditor Protection Proceedings.

The following table sets forth the maximum potential amount of future payments under bid, performance-related and other bonds, as of September 30, 2009 and December 31, 2008:

	September 30, 2009	December 31, 2008
Bid and performance-related bonds(a)	$—	$3
Other bonds(b)	1	1

Total bid, performance-related and other bonds	$1	$4

(a)	Bid and performance related bonds are net of restricted cash of $2 at September 30, 2009 and nil at December 31, 2008, respectively.
(b)	Other bonds are net of restricted cash of nil.

Purchase commitments

The Businesses have entered into purchase commitments with certain suppliers under which it commits to buy a minimum amount or percentage of designated products or services in exchange for price guarantees or similar concessions. In certain of these agreements, the Businesses may be required to acquire and pay for such products or services up to the prescribed minimum or forecasted purchases. As of September 30, 2009, the Businesses had aggregate purchase commitments of $3, primarily related to commitments expected to be made in 2010. In accordance with the agreements with certain of its inventory suppliers, the Businesses record a liability for firm, non-cancelable, and unconditional purchase commitments for quantities purchased in excess of future demand forecasts.

The following table sets forth the expected purchase commitments as of September 30, 2009 to be made over the next several years:

	2009	2010	2011	Thereafter	Total Obligations
Purchase commitments	$1	$1	$1	$—	$3

Amounts paid by the Businesses under the above purchase commitments during the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007 were $7, $4 and $2, respectively.

Operating leases

As of September 30, 2009, the future minimum payments under direct operating leases that are specifically related to the Businesses consisted of:

2009	$2
2010	6
2011	4
2012	2
2013	1
Thereafter	—

Total future minimum payments	$15

Rental expense on operating leases that are specifically related to the Businesses for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, net of applicable sublease income, amounted to $3, $8 and $8, respectively. In addition, these combined financial statements reflect rental charges for the Businesses usage of shared Nortel assets in the amount of $92, $166 and $168 for the nine months ended September 30, 2009 and the years ended December 31, 2008 and 2007, respectively.

Nortel and Microsoft Corporation Alliance

In the third quarter of 2006, Nortel and Microsoft Corporation (“Microsoft”) entered into a four-year agreement, with provisions for extension, to form a strategic alliance to jointly develop, market and sell communications solutions, which are applicable to the Businesses. This strategic alliance is substantially related to the Enterprise Solutions business product portfolio and is directed and managed by the Enterprise Solutions business. Under the agreement, Nortel and Microsoft agreed to form joint teams to collaborate on product development spanning enterprise, mobile and wireline carrier solutions. The agreement engages the companies at the technology, marketing and business levels and includes joint product development, solutions and systems integration and go-to-market initiatives. Both companies will invest resources in marketing, business development and delivery.

Microsoft will make available to Nortel up to $52 in marketing and telephony systems integration funds to be offset against marketing costs incurred by Nortel, and up to $40 in research and development funds over the initial four year term of the agreement. Payments are received by Nortel upon Nortel achieving certain mutually agreed upon performance metrics. Microsoft will recoup its payment of research and development funds by receiving payments from Nortel of 5% of revenue over a mutually agreed upon enterprise voice and application business base plan. Any research and development funds that have not been recouped must be repaid in full by Nortel to Microsoft by March 31, 2012. As of September 30, 2009, Nortel has not received any of the research and development funds from Microsoft.

Microsoft and Nortel will each retain all revenues from sales or licenses of each party’s respective software, sales or leasing of each party’s respective hardware and delivery of services to customers and partners in accordance with separate agreements with each parties’ respective channel partners and/or customers.

Concentrations of risk

The Businesses perform ongoing credit evaluations of its customers and, with the exception of certain financing transactions, does not require collateral from its customers. The Businesses’ global market presence has resulted in a large number of diverse customers which reduces concentrations of credit risk.

The Businesses receive certain of its components from sole suppliers. Additionally, the Businesses rely on a limited number of contract manufacturers and suppliers to provide manufacturing services for its products. The inability of a contract manufacturer or supplier to fulfill supply requirements of the Businesses could materially impact future operating results.

Guarantees

Nortel has entered into guarantees that meet the definition of a guarantee under FASB Interpretation No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other” (“FIN 45”), which is now codified as ASC 460-10. These arrangements create two types of obligations for Nortel:

(i)	Nortel has a non-contingent and immediate obligation to stand ready to make payments if certain future triggering events occur. For certain guarantees, a liability is recognized for the stand ready obligation at the inception of the guarantee; and

(ii)	Nortel has an obligation to make future payments if those certain future triggering events do occur. A liability is recognized when (a) it becomes probable that one or more future events will occur triggering the requirement to make payments under the guarantee and (b) when the payment can be reasonably estimated.

These guarantees require it make payments (either in cash, financial instruments, NNC common shares or through the provision of services) to a third party that will be triggered as a result of changes in an underlying economic characteristic (such as interest rates or market value) that is related to an asset, liability or an equity security of the guaranteed party or a third party’s failure to perform under a specific agreement. Included within Nortel’s guarantees are agreements Nortel has periodically entered into with customers and suppliers that include intellectual property indemnification obligations that are customary in the industry. These agreements generally require Nortel to compensate the other party for certain damages and costs incurred as a result of third party intellectual property claims arising from these transactions. These types of guarantees typically have indefinite terms; however, under some agreements, Nortel has provided specific terms extending to February 2011. As of September 30, 2009, Nortel has not made any payments to settle such claims and does not expect to do so in the future. The nature of such guarantees and indemnification agreements generally prevent Nortel from making a reasonable estimate of the maximum potential amount it could be required to pay under such agreements. The carrying value of the Businesses’ liability for its obligations under Nortel’s guarantees at September 30, 2009 and December 31, 2008 is nil and nil, respectively, in these combined financial statements.

Creditor Protection Proceedings

Generally, as a result of the Creditor Protection Proceedings, as outlined in Note 2, all actions to enforce or otherwise effect payment or repayment of liabilities of any Debtor preceding the Petition Date, as well as pending litigation against any Debtor, are stayed as of the Petition Date. Absent further order of the applicable courts and subject to certain exceptions, no party may take any action to recover on pre-petition claims against any Debtor.

20. Liabilities subject to compromise

As described in Note 2, as a result of the Creditor Protection Proceedings, pre-petition liabilities may be subject to compromise or other treatment and generally, actions to enforce or otherwise effect payment of pre-petition liabilities are stayed. Although pre-petition claims are generally stayed, under the Creditor Protection Proceedings, the Debtors are permitted to undertake certain actions designed to stabilize the Debtors’ operations including, among other things, payment of employee wages and benefits, maintenance of Nortel’s cash management system, satisfaction of customer obligations, payments to suppliers for goods and services received after the Petition Date and retention of professionals. The Debtors have been paying and intend to continue to pay undisputed post-petition claims in the ordinary course of business. As further described in Note 2, under the Creditor Protection Proceedings, the Debtors have certain rights, which vary by jurisdiction, to reject, repudiate or no longer continue to perform various types of contracts or arrangements. Damages resulting from rejecting, repudiating or no longer continuing to perform a contract or arrangement are treated as general unsecured claims and will be classified as liabilities subject to compromise.

Pre-Petition Date liabilities of the Debtors that are subject to compromise are reported at the claim amounts expected to be allowed, even if they may be settled for lesser amounts. The amounts currently classified as liabilities subject to compromise may be subject to future adjustments depending on actions of the applicable courts, further developments with respect to disputed claims, determinations of the secured status of certain claims, if any, the values of any collateral securing such claims, or other events.

Liabilities subject to compromise as of September 30, 2009 consist of the following:

Trade and other accounts payable	$120
Restructuring liabilities	71
Contractual liabilities	1
Other accrued liabilities	6

Total liabilities subject to compromise	$198

21. Subsequent events

The Company has evaluated subsequent events up to December 7, 2009 in accordance with ASC 855 and such events are disclosed herein.

Offers to Exchange

$700,000,000 principal amount of its 9.75% Senior Unsecured Notes due 2015 and $790,782,000 principal amount of its 10.125%/10.875% Senior PIK Toggle Unsecured Notes due 2015, each of which has been registered under the Securities Act of 1933, for any and all of its outstanding 9.75% Senior Unsecured Notes due 2015 and 10.125%/10.875% Senior PIK Toggle Unsecured Notes due 2015, respectively.

PROSPECTUS

Until the date that is 90 days from the date of this prospectus, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters with respect to their unsold allotments or subscriptions.